Form 10-K, Exhibit 13
period 1994-06-30
CADMUS COMMUNICATIONS CORP/NEW
filed 1994-09-27
CIK 745274

FINANCIAL HIGHLIGHTS


 (IN THOUSANDS, EXCEPT PER SHARE DATA, EMPLOYEE DATA AND PERCENTAGES)

                                                       Years Ended June 30,
                                                1994           1993         % Increase

OPERATIONS
Net sales                                 $    247,730        $198,126          25.0%
Operating income(1)                             12,918          11,342          13.9
Income before income taxes(1)                    7,933           7,480           6.1
Income before cumulative effect of
  changes in accounting principles(1)            4,807           4,533           6.0
Net income(1)                                    5,208           4,533          14.9
Average common shares outstanding                6,085           5,972           1.9

PER SHARE DATA
Net income(1)                             $        .86        $    .76          13.2%
Cash dividends                                     .20             .20             -
Shareholders'equity                               9.03            8.49           6.4

FINANCIAL POSITION
Total assets                              $    160,129        $134,189          19.3%
Working capital                                 23,356          16,539          41.2
Property, plant and equipment, net              77,072          65,983          16.8
Long-term debt                                  56,122          43,249          29.8
Shareholders'equity                             54,929          50,693           8.4

OTHER DATA
Net cash provided by operating activities $     25,993        $ 10,380         150.4%
Net cash used in investing activities           31,002          13,403         131.3
Net cash provided by financing activities        6,658           3,207         107.6
Number of employees                              2,400           1,780          34.8


(1) After a restructuring charge in 1994 of $1.9 million, $1.1 million after tax or $.19 per share.

CADMUS COMMUNICATIONS CORPORATION AND SUBSIDIARIES
SELECTED CONSOLIDATED FINANCIAL DATA(1)

(In thousands, except per share data,
 selected ratios, and other data)
                                                                      Years Ended June 30,
                                             1994            1993            1992            1991            1990
OPERATIONS
Net sales                                    $    247,730    $    198,126    $    188,006    $    177,691    $    170,375
Cost of sales                                     180,536         142,793         139,091         132,597         124,913
Gross profit                                       67,194          55,333          48,915          45,094          45,462
Selling and administrative expenses                52,376          43,991          38,510          36,219          34,423
Operating income(2)                                12,918          11,342          10,405           8,875          11,039
Income before income taxes(2)                       7,933           7,480           6,448           5,008           7,151
Income before cumulative effect of
  changes in accounting principles(2)               4,807           4,533           3,901           2,987           4,362
Net income(2)                                       5,208           4,533           3,901           2,987           4,362
Average common shares outstanding                   6,085           5,972           5,986           6,007           6,072
PER SHARE DATA
Income before cumulative effect of
  changes in accounting principles(2)        $        .79    $        .76    $        .65    $        .50    $        .72
Net income(2)                                         .86             .76             .65             .50             .72
Cash dividends                                        .20             .20             .20             .20             .20
Shareholders' equity                                 9.03            8.49            7.95            7.47            7.24
FINANCIAL POSITION
Current assets                               $     61,937    $     48,766    $     44,261    $     41,668    $     39,958
Current liabilities                                38,581          32,227          25,523          22,741          20,481
Working capital                                    23,356          16,539          18,738          18,927          19,477
Property, plant and equipment                     147,890         129,097         122,540         112,578         100,512
Accumulated depreciation                           70,818          63,114          57,668          51,835          44,522
Goodwill and intangibles, net                       7,617           7,717           9,082           8,273           8,773
Total assets                                      160,129         134,189         123,054         115,106         108,905
Short-term borrowings                                               4,000           1,000           2,404           2,779
Long-term debt, including current maturities       58,440          46,483          44,916          42,881          37,048
Shareholders' equity                               54,929          50,693          47,571          44,865          43,935
Total capital (3)                                 113,369         101,176          93,487          90,150          83,762
OTHER FINANCIAL DATA
Net cash provided by operating activities    $     25,993    $     10,380    $     15,130    $      9,653    $      8,956
Net cash used in investing activities              31,002          13,403          12,614          13,071          12,781
Net cash provided by (used in) financing
    activities                                      6,658           3,207          (1,102)          3,441           4,410
Interest expense                                    4,813           3,233           3,248           3,285           3,486
SELECTED RATIOS
Gross profit margin                                  27.1%           27.9%           26.0%           25.4%           26.7%
Operating income margin(2)                            5.2%            5.7%            5.5%            5.0%            6.5%
Effective tax rate                                   39.4%           39.4%           39.5%           40.4%           39.0%
Sales to average total capital                        2.3             2.0             2.0             2.0             2.1
Current ratio                                         1.6             1.5             1.7             1.8             2.0
Debt as a percent of total capital                   51.5%           49.9%           49.1%           50.2%           47.5%
Operating income return on average total
      capital(2)                                     12.0%           11.7%           11.3%           10.2%           13.9%
Net income return on average shareholders'
    equity(2)                                         9.9%            9.2%            8.4%            6.7%           10.4%
OTHER DATA
Number of employees                                 2,400           1,780           1,895           1,860           1,820
Stock market price:
  High                                        $    19 1/2    $     11         $    10        $     10         $    10 1/2
  Low                                               9               6 1/4           5 3/4           6               8 3/4
  Close                                            17 3/4           8 3/4           9 1/4           7 1/4           9

(1) Certain reclassifications were made to prior years' amounts to conform with the current year.
(2) After a restructuring charge in 1994 of $1.9 million, $1.1 million after tax or $.19 per share.
(3) Total debt plus shareholders' equity.

CADMUS COMMUNICATIONS CORPORATION AND SUBSIDIARIES
MANAGEMENT'S DISCUSSION AND ANALYSIS

(NET INCOME PER SHARE chart goes here)

BUSINESS ENVIRONMENT

    The Company believes that technological advancements in the graphic communications industry will result in reduced demand for traditional printing. The printers who will continue to be successful will be those who increase their market share through improved productivity and expanded capabilities, specialization in fast growing niche markets, and information integration.

    The industry is in a difficult period of transition due to the accelerated pace of both technological changes and shifts in market requirements. The migration from analog to digital information, and the changes needed to target and meet customer demands are major drivers of this transition. As customers become more sophisticated and as they require more customization, printers must redirect their focus to providing reduced run lengths, customization and personalization, database management, and distribution channels.

    Cadmus has begun its transition in the technological arena and is positioning itself to offer integrated solutions to customer needs with investments in state-of-the-art color prepress systems and text and graphics composition equipment which are facilitating improvements in efficiency and expanding the range of services available to customers.


OPERATIONAL HIGHLIGHTS

Fiscal year 1994 financial highlights include:

    Sales increased 25.0% to $247.7 million.
    Excluding the $1.9 million restructuring charge, operating income rose 30.6% to $14.8 million.
    Operating income after the restructuring charge rose to $12.9 million, a 13.9% increase.
    Net income climbed 40.0% to $6.3 million, or $1.05 per share, excluding the restructuring charge.
    Net income after the restructuring charge was up 14.9% to $5.2 million, or $.86 per share.
    The operating income return on average total capital improved from 11.7% in fiscal 1993 to 13.8% before the restructuring charge, after the restructuring charge it was 12.0%.

(OPERATING INCOME RETURN ON AVERAGE TOTAL CAPITAL Chart goes here)

The following table presents the major components from the Consolidated Statements of Income.

                                          Years Ended June 30,
(AS A PERCENT OF NET SALES)         1994       1993       1992
Net sales                            100.0%     100.0%     100.0%
Cost of sales                         72.9       72.1       74.0
Gross profit                          27.1       27.9       26.0
Selling and administrative expenses   21.1       22.2       20.5
Restructuring charge                   0.8
Operating income                       5.2        5.7        5.5
Interest expense                       1.9        1.6        1.7
Other expenses, net                    0.1        0.3        0.4
Income before income taxes             3.2        3.8        3.4
Income taxes                           1.3        1.5        1.3
Income before cumulative effect of
  changes in accounting principles     1.9        2.3        2.1
Cumulative effect of changes in
  accounting principles                0.2
Net income                             2.1%       2.3%       2.1%

    In the fourth quarter of fiscal 1994, the Company announced reductions in its work force resulting from a decision to restructure the research journal and specialty magazine divisions at a cost of $1.9 million.

    In the second quarter of fiscal 1994, Cadmus acquired the net assets of Waverly Press from Waverly, Inc. Waverly Press, formerly the printing division of Waverly, Inc., is a Maryland-based printer of scientific, technical, medical, and scholarly journals, which now operates under the name Cadmus Journal Services. By combining the strengths and assets of two of the leading journal producers in the country, we are able to significantly improve the level of service, as well as the nature of the products offered to journal publishers. As part of the transaction, Waverly, Inc. agreed to enter into a long-term printing agreement with Cadmus Journal Services, which will assure important continuity between the two companies.

    During the second quarter of fiscal 1993, Cadmus acquired Marblehead Communications, Inc., a Boston-based contract/custom publisher. Also, in the third quarter of fiscal 1993, the Company completed a joint venture arrangement with the Lanman Companies, Inc. ("Lanman"). The newly-formed company, Central Florida Press, L.C. ("CFP"), combined the operations of Vaughan Printers, Inc., a Cadmus subsidiary, and Central Florida Press, a division of Lanman, and now offers both sheetfed and half-web print capabilities to its customers. This combination strengthened the Company's market position in central Florida and contributed positive earnings in 1994.

(NET SALES chart goes here)

RESULTS OF OPERATIONS
SALES

Net sales were $247.7 million in fiscal 1994, a 25.0% increase over fiscal 1993 net sales of $198.1 million, which were up 5.4% over fiscal 1992 net sales of $188.0 million. The Company classifies its sales into three business groups: printing, marketing, and publishing.

    Sales increased in each business group for fiscal 1994 compared with fiscal 1993 as follows: printing 22.9%, marketing 11.8%, and publishing 76.3%. The increase in printing sales for fiscal 1994 was the result of increased research journal sales due primarily to the fiscal 1994 acquisition of Cadmus Journal Services, a 30.8% growth in sales of specialty packaging and a 55.2% increase in annual report sales. In addition, specialty magazines posted a 4.4% increase for the year after reporting a fiscal 1993 decline which resulted from competitive pricing pressures. These increases were partially offset by a 16.2% decline in promotional printing sales and a 4.0% decline in financial printing sales. Promotional sales were down primarily as a result of the deconsolidation of Vaughan sales through the merger with CFP in the third quarter of fiscal 1993. Also, financial printing sales were down due to increased competition in the Charlotte, Baltimore, and Richmond markets and unfavorable comparisons due to a large one-time job in fiscal 1993. Adjusted for the acquisition of Cadmus Journal Services and the merger of Vaughan, printing sales increased 4.9% over fiscal 1993.

    The increase in marketing sales for fiscal 1994 resulted from growth of 43.2% in direct marketing sales and growth of 13.5% in point-of-sale revenues. The increase in direct marketing revenues was attributable to growth in sales to existing clients and a refocus of the direct marketing operations on higher margin product lines. Point-of-sale revenues grew as a result of developing relationships with new customers, coupled with growth in existing accounts. These increases were partially offset by a 9.6% decline in catalog production services sales due to the loss of a major account in January 1993.

    The notable increase in publishing sales for fiscal 1994 was the result of the inclusion and expansion of Marblehead (acquired December 1992), coupled with continued growth of Tuff Stuff.Expansion at Marblehead resulted in an increase of 78.4% over prior year annualized sales due to both additions of new accounts and increased sales to existing customers.

    The decline in printing sales from fiscal 1992 to fiscal 1993 was due primarily to lower sales of specialty magazines (1.0% decrease) and research journals (5.4% decrease) which continued to face competitive pricing pressures, offset in part by the continued strength in sales of financial printing (27.7% increase) and specialty packaging (85.1% increase). The increase in marketing sales during fiscal 1993 was primarily attributable to an increase of 20.5% in point-of-sale revenues, which offset a 9.6% decline in direct marketing sales. For fiscal 1993, the dramatic increase over fiscal 1992 in publishing sales reflects a full year of Tuff Stuff sales and the midyear acquisition of Marblehead.

(Gross Profit Margin chart goes here)

GROSS PROFIT

In fiscal 1994, gross profit was 27.1% of sales compared with 27.9% and 26.0% in fiscal 1993 and 1992, respectively. Gross profit declined slightly in fiscal 1994 as a result of a change in the sales mix due to the addition of Cadmus Journal Services, which has a relatively lower gross margin, and due to a decline in high margin financial printing sales. Excluding Cadmus Journal Services, the gross margin was 28.4%.

    Improvement in gross profit as a percent of sales from fiscal 1992 to 1993 was credited to improved product mix, a result of increased sales of higher margin financial printing, point-of-sales printing, and specialty packaging. These improvements were partially offset by continued competitive pricing pressures; the write-off of inventory related to SIDELINES, a coffee table book which was marketed under a license from the National Football League; and higher health care costs.

(SELLING AND ADMINISTRATION chart goes here)

SELLING AND ADMINISTRATIVE EXPENSES

    Selling and administrative expenses as a percent of sales were 21.1%, 22.2%, and 20.5% in fiscal 1994, 1993 and 1992, respectively. The decrease in selling and administrative expenses as a percent of sales was primarily driven by the inclusion in fiscal 1994 of Cadmus Journal Services, which had a lower selling and administrative expense ratio of 12.2%.

    During fiscal 1993, selling and administrative expenses rose at a slightly higher pace than sales primarily due to the full-year inclusion of Tuff Stuff and the midyear acquisition of Marblehead, our two publishing operations, which as mentioned earlier have a higher selling and administrative expense ratio, and due to the expenses related to SIDELINES. In addition, increased costs associated with management incentive programs, due to substantially improved performance, and increased health care costs contributed to the rise in selling and administrative expenses.


RESTRUCTURING CHARGE

    In the fourth quarter of fiscal 1994, the Company announced a plan to restructure its research journal and specialty magazine divisions, resulting in a pre-tax charge to earnings of $1.9 million. This charge resulted from reductions in its work force related to the decisions to close its Springfield, Virginia facility, and to consolidate its composition and prepress facilities in Richmond and Baltimore. The Company expects to achieve pre-tax cost savings of approximately $1.5 million in fiscal 1995, with a full-year impact of annual cost savings increasing to $3.2 million in fiscal 1996. This restructuring charge reduced 1994 income before taxes, net income, and net income per share by $1.9 million, $1.1 million and $.19, respectively.

(OPERATING INCOME chart goes here)

OPERATING INCOME, OTHER EXPENSES, AND INCOME TAXES

    Operating income before the restructuring charge improved to 6.0% of sales for fiscal 1994 from 5.7% in fiscal 1993, and 5.5% in fiscal 1992. Operating income as a percent of sales after the restructuring charge was 5.2% in fiscal 1994.

    Interest expense increased slightly from 1.6% and 1.7% of sales in fiscal 1993 and 1992, respectively to 1.9% of sales in fiscal 1994 due primarily to a $1.1 million increase in interest expense and a $.5 million decrease in capitalized interest. The higher interest expense was associated with increased levels of debt required to fund the purchase of Cadmus Journal Services.

    Other expenses decreased to 0.1% of sales in fiscal 1994 from 0.3% and 0.4% in fiscal 1993 and 1992, respectively, This decline is primarily due to the full year impact in fiscal 1994 of earnings from the CFP joint venture.

    Effective income tax rates have remained relatively stable over the past three years at 39.4% in fiscal 1994 and 1993, and 39.5% in fiscal 1992.

CHANGES IN ACCOUNTING PRINCIPLES

    Effective July 1, 1993, the Company adopted Statement of Financial Accounting Standards ("SFAS") No. 106, "Employers' Accounting for Postretirement Benefits Other than Pensions." The Company elected to immediately recognize the liability for prior years' service as the cumulative effect of a change in accounting principle. Accordingly, the Company recorded an accumulated postretirement benefit obligation and a corresponding charge to net income of $.9 million, and a non-current deferred income tax benefit of $.4 million, resulting in an after-tax charge of $.5 million.

    The Company also adopted SFAS No. 109, "Accounting for Income Taxes," effective July 1, 1993, which requires the liability method of accounting for deferred income taxes, whereby enacted statutory tax rates are applied to the differences between financial reporting and tax bases of assets and liabilities. The cumulative effect of the change was a reduction in the deferred income tax liability and a corresponding increase in net income of $.9 million.


LIQUIDITY AND CAPITAL RESOURCES

    During fiscal 1994, the Company experienced significant improvement in cash flow performance. Net cash provided by operating activities rose to $26.0 million from $10.4 million in fiscal 1993. This gain was primarily attributable to a 40.0% increase in income before the restructuring charge, higher depreciation and amortization expense, and a $11.7 million reduction in operating assets and liabilities. The $1.8 million increase in depreciation and amortization expense was due to additions of property, plant and equipment, both through the acquisition of Cadmus Journal Services and through capital investments made for strategic expansion and reinvestment. The reduction in operating assets and liabilities was credited to improved paper inventory management and more aggressive utilization of trade credit.

    The increase in fiscal 1994 in net cash used in investing activities of $17.6 million and the increase in net cash provided by financing activities of $3.5 million are both primarily a result of transactions related to the acquisition of Cadmus Journal Services. Cash paid or placed in escrow for this acquisition of $19.7 million and capital investments of $11.2 million account for the majority of the investing activities. In 1993, cash used in investing activities included $2.2 million related to the investment in the CFP joint venture, as well as $10.7 million in capital investments. The financing activities in fiscal 1994 include proceeds from the placement of $40.0 million in senior notes and the repayment of $32.0 million in term loans and long-term debt. In fiscal 1993, cash provided by financing activities of $3.2 million resulted from increased borrowings under bank lines of credit of $7.0 million and the repayment of long-term debt of $2.4 million.

    Capital investment in property, plant and equipment totaled $11.2 million during fiscal 1994. Significant projects included in this amount were the purchase of new composition software to integrate text and graphics for research journals and the rebuilding of a six-unit web press. Other significant capital investments included the purchase of a six-unit sheetfed press and the installation of a financial network. In addition, the Company entered into two long-term operating leases during the year, one for a new six-unit sheetfed press and one for an eight-unit half-web press. For fiscal 1995, the Company projects that capital spending will total approximately $14.3 million. This amount includes commitments of $3.2 million made in fiscal 1994.

    Total debt at June 30, 1994 was $58.4 million, representing an increase of $7.9 million from the $50.5 million at June 30, 1993. The Company's debt-to-capital ratio at June 30, 1994 was 51.5% compared with 49.9% at June 30, 1993. This increase was primarily due to additional debt incurred to purchase the net assets of Cadmus Journal Services. On December 23, 1993, the Company placed $40 million of senior notes with two insurance companies. The proceeds from these notes were used to repay short-term bridge loans incurred to finance the asset purchase of Cadmus Journal Services, short-term revolving bank lines of credit, and a bank term loan. These senior notes, which have an average life of 8.1years with a final maturity of 10 years, carry a fixed interest rate of 6.74%. Coincidental with the placement of the senior notes, the Company entered into an interest rate swap agreement to effectively convert $35 million of the senior notes to floating rate debt. The Company also entered into agreements with four banks on February 14, 1994, for a $25 million revolving credit facility. There were no outstanding borrowings against these revolving credit lines at June 30, 1994. See Note 8of the Notes to Consolidated Financial Statements for additional information on these transactions.

(Debt as a percent of Total Capital chart goes here)

SELECTED QUARTERLY DATA (unaudited)
(In thousands, except per share and stock market price data)

1994 QUARTERS ENDED                       Sep. 30       Dec. 31        Mar. 31        Jun. 30          TOTAL
Net sales                                $49,126        $61,448        $67,413        $  69,743        $247,730
Gross profit                              13,252         16,365         18,204           19,373          67,194
Operating income                           2,381          3,666          4,097            2,774(a)       12,918
Income before cumulative effect of
  changes in accounting principles           836          1,510          1,682              779(a)        4,807
Net income                                 1,237          1,510          1,682              779(a)        5,208
Earnings per share:
  Income before cumulative effect of
    changes in accounting principles         .14            .25            .28              .12(a)          .79
  Net income                                 .21            .25            .28              .12(a)          .86
Cash dividends per share                     .05            .05            .05              .05             .20
Stock market price data:
    High                                  10 1/4         14 1/2         15 1/4           19 1/2
    Low                                    9             11 3/4         14 1/4           16 1/2
    Close                                 10 1/4         14             14 1/4           17 3/4

1993 QUARTERS ENDED                       Sep. 30       Dec. 31        Mar. 31        Jun. 30          TOTAL
Net sales                                $44,756        $51,488        $50,106        $  51,776        $198,126
Gross profit                              11,715         14,488         13,952           15,178          55,333
Operating income                           2,177          3,064          2,938            3,163          11,342
Net income                                   708          1,262          1,212            1,351           4,533
Net income per share                         .12            .21            .20              .23             .76
Cash dividends per share                     .05            .05            .05              .05             .20
Stock market price data:
    High                                   9 1/2          9 3/4             11           10 1/4
    Low                                    6 3/4          6 1/4              9            8 1/2
    Close                                  7 1/2          9 1/4             10            8 3/4

(a) After a restructuring charge of $1.9 million, $1.1 after tax or $.19 per share

CADMUS COMMUNICATIONS CORPORATION AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF INCOME


(In thousands, except per share data)                        Years Ended June 30,
                                                 1994             1993            1992
Net sales                                        $    247,730     $    198,126    $    188,006
Operating expenses
  Cost of sales                                       180,536          142,793         139,091
  Selling and administrative                           52,376           43,991          38,510
  Restructuring charge                                  1,900
                                                      234,812          186,784         177,601
Operating income                                       12,918           11,342          10,405
Interest and other expenses
  Interest                                              4,813            3,233           3,248
  Other expenses, net                                     172              629             709
                                                        4,985            3,862           3,957
Income before income taxes                              7,933            7,480           6,448
Income taxes                                            3,126            2,947           2,547
Income before cumulative effect of
  changes in accounting principles                      4,807            4,533           3,901
Cumulative effect of changes in
  accounting for:
    Postretirement benefits (net of income
     tax benefit of $355)                                (532)
    Income taxes                                          933
Net income                                       $      5,208     $      4,533    $      3,901
Earnings per share:
  Income before cumulative effect of
    changes in accounting principles             $        .79     $        .76    $        .65
  Cumulative effect of changes in accounting
    for postretirement benefits and income taxes          .07
  Net income                                     $        .86     $        .76    $        .65
Average common shares outstanding                       6,085            5,972           5,986

See notes to consolidated financial statements.

CADMUS COMMUNICATIONS CORPORATION AND SUBSIDIARIES
CONSOLIDATED BALANCE SHEETS

(In thousands, except per share data)                            At June 30,
ASSETS                                                    1994                1993
Current assets
  Cash and cash equivalents                               $  3,855            $  2,206
  Accounts receivable, less allowance for doubtful
    accounts ($1,514 in 1994 and $1,912 in 1993)            44,747              35,768
  Inventories                                               11,219              10,263
  Deferred income taxes                                      1,227
  Prepaid expenses and other                                   889                 529
     Total current assets                                   61,937              48,766
Property, plant and equipment, net                          77,072              65,983
Investment in unconsolidated joint venture                   6,831               6,499
Other assets                                                 6,672               5,224
Goodwill and intangibles, net                                7,617               7,717
TOTAL ASSETS                                              $160,129            $134,189
LIABILITIES AND SHAREHOLDERS' EQUITY
Current liabilities
  Short-term borrowings                                                       $  4,000
  Current maturities of long-term debt                    $  2,318               3,234
  Accounts payable                                          17,312              11,898
  Accrued expenses
    Compensation                                            10,612               8,839
    Restructuring charge                                     1,900
    Other                                                    6,439               4,256
     Total current liabilities                              38,581              32,227
Long-term debt                                              56,122              43,249
Other long-term liabilities                                  7,575               5,376
Deferred income taxes                                        2,922               2,644

Commitments and contingencies
Shareholders' equity
  Common stock ($.50 par value; authorized-16,000 shares;
               issued and outstanding-5,984 shares)          2,992               2,974
  Capital in excess of par value                            11,796              11,594
  Retained earnings                                         40,141              36,125
     Total shareholders' equity                             54,929              50,693
TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY                $160,129            $134,189

See notes to consolidated financial statements.

CADMUS COMMUNICATIONS CORPORATION AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF CASH FLOWS

(In thousands)                                                           Years Ended June 30,

                                                         1994                 1993                 1992
OPERATING ACTIVITIES
Net income                                               $  5,208             $  4,533             $  3,901
Adjustments to reconcile net income to net cash
  provided by operating activities
    Cumulative effect of changes in accounting for:
      Postretirement benefits                                 532
      Income taxes                                           (933)
    Depreciation and amortization                          11,474                9,626                9,041
    Restructuring charge                                    1,900
    Deferred income taxes                                     284                  352                  (49)
    Other, net                                                657                  738                  438
                                                           19,122               15,249               13,331
Changes in operating assets and liabilities,
  excluding effects of acquisitions
    Accounts receivable                                    (2,515)              (6,398)               1,353
    Inventories                                             2,780                 (481)                (167)
    Accounts payable, accrued expenses, and income taxes    6,959                1,683                  867
    Other, net                                               (353)                 327                 (254)
                                                            6,871               (4,869)               1,799
    Net cash provided by operating activities              25,993               10,380               15,130
INVESTING ACTIVITIES
Payments for business acquired                            (18,740)
Purchases of property, plant and equipment                (11,240)             (10,669)             (12,368)
Cash held in escrow for business acquired                  (1,000)
Investment in unconsolidated joint venture                   (254)              (2,150)
Other, net                                                    232                 (584)                (246)
    Net cash used in investing activities                 (31,002)             (13,403)             (12,614)
FINANCING ACTIVITIES
Proceeds from issuance of long-term debt                   40,000                                     1,000
Borrowings on (repayments of) bank lines of credit        (24,500)               7,002                1,596
Repayment of long-term debt                                (7,543)              (2,435)              (2,351)
Dividends paid                                             (1,192)              (1,196)              (1,195)
Repurchase of common stock                                                        (215)
Proceeds from exercise of stock options                       220
Other                                                        (327)                  51                 (152)
    Net cash provided by (used in) financing activities     6,658                3,207               (1,102)
Increase in cash and cash equivalents                       1,649                  184                1,414
Cash and cash equivalents at beginning of year              2,206                2,022                  608
Cash and cash equivalents at end of year                 $  3,855             $  2,206             $  2,022


See notes to consolidated financial statements.

CADMUS COMMUNICATIONS CORPORATION AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS


(Dollars and shares in thousands, except per-share data)


1. SIGNIFICANT ACCOUNTING POLICIES

BASIS OF CONSOLIDATION. The consolidated financial statements include the accounts and operations of Cadmus Communications Corporation and Subsidiaries ("Cadmus"), including its unconsolidated fifty percent owned equity investment. All significant intercompany accounts and transactions have been eliminated in consolidation.

REVENUE RECOGNITION. Substantially all printing, marketing, and publishing products are produced to customer specifications. Upon completion of manufacturing, products are shipped and revenue is recorded.

CASH AND CASH EQUIVALENTS. Cash and cash equivalents include all cash balances and highly liquid investments with an original maturity of three months or less.


INVENTORIES. Inventories are valued at the lower of cost or market, principally using the last-in, first-out (LIFO) method (73% in 1994 and 69% in 1993). The first-in, first-out (FIFO) method is used to value the remaining inventories.

PROPERTY, PLANT AND EQUIPMENT. Property, plant and equipment are stated at cost net of accumulated depreciation. Depreciation is calculated principally by the straight-line method over estimated useful lives. The cost and accumulated depreciation applicable to assets retired or sold are removed from the respective accounts, and gains or losses thereon are included in other expenses, net.

GOODWILL AND INTANGIBLES. Goodwill and intangibles include the costs in excess of net assets of businesses acquired and other valued intangibles and are being amortized by the straight-line method over 20 years. Accumulated amortization was $3,278 and $2,728 at June 30, 1994 and 1993, respectively.

INCOME TAXES. Effective July 1, 1993, the Company adopted SFAS No. 109, "Accounting for Income Taxes." SFAS No. 109 requires the liability method of accounting for deferred income taxes, whereby enacted statutory tax rates are applied to the differences between the financial reporting and tax bases of assets and liabilities (see Note 9). The Company had previously accounted for income taxes in accordance with the method prescribed by Accounting Principles Board Opinion No. 11.

EARNINGS PER SHARE. Earnings per share is computed on the basis of weighted average common shares outstanding and common equivalent shares in the form of stock options.

RECLASSIFICATIONS. Certain previously reported amounts have been reclassified to conform to the 1994 presentation.


2. RESTRUCTURING CHARGE

In the fourth quarter of fiscal 1994, the Company recorded a restructuring charge of $1.9 million. This charge resulted from reductions in its work force related to the decision to close its Springfield, Virginia facility and to consolidate its composition and prepress facilities in Richmond and Baltimore. These actions are expected to be completed by June 30, 1995. The Company recorded a pretax charge of $1.6 million related to termination benefits and anticipates layoffs of approximately 96 employees: 20% management and 80% production. The remaining charges relate to equipment write-offs and miscellaneous other direct costs associated with the discontinuation of the operations and other exit costs. This restructuring charge reduced 1994 income before taxes, net income, and net income per share by $1.9 million, $1.1 million and $.19, respectively.

3. ACQUISITION OF CADMUS JOURNAL SERVICES

On November 1, 1993, the Company acquired the net assets of Waverly Press from Waverly, Inc. for approximately $20 million. Waverly Press, the printing division of Waverly, Inc., had annual sales of approximately $50 million, now operating under the name Cadmus Journal Services, is well-known as a premier printer of scientific, technical, medical, and scholarly journals. The purchase price consisted of cash payments of $14.5 million at closing; additional consideration of $5.5 million which is contingent upon confirmation of certain representations made by Waverly, Inc. regarding Waverly Press and certain contingencies relating to the calendar 1994 operations; and other direct costs of the acquisition. The funds used to acquire Cadmus Journal Services were provided from the placement of senior notes with two insurance companies (see
Note 8). The acquisition has been accounted for under the purchase method and, accordingly, the costs of the acquisition were allocated to the assets acquired and liabilities assumed based upon their respective fair values. The operating results of Cadmus Journal Services have been included in the consolidated operating results since the date of acquisition.

Of the $5.5 million contingent consideration, $1 million was placed in escrow at closing in accordance with the Purchase Agreement and is included in the Consolidated Balance Sheets as other assets. During fiscal 1994, contingencies of $3.5 million expired which resulted in a $2.5 million (plus interest) labor contingency payment and a $.4 million balance sheet guarantee payment made on April 8, 1994 and January 6, 1994, respectively. As additional contingent payments are made, if any, the costs allocated to the noncurrent assets will be increased proportionately.

The following unaudited pro forma consolidated financial information combines the results of Cadmus Journal Services as if they had been acquired as of the beginning of the periods presented. Fiscal 1994 results include the $1.9 million restructuring charge ($1.1 million after tax or $.19 per share) and both periods presented include the impact of the following adjustments: depreciation of the assets acquired based on their fair values, elimination of Waverly, Inc. corporate overhead allocation, savings due to consolidation and elimination of duplicative services, interest expense on debt used to fund the purchase, and the related income tax effect of these adjustments.


                                                                        Years Ended June 30,
(UNAUDITED)                                                             1994            1993
Net sales                                                               $264,781        $248,553
Income before cumulative effect of changes in accounting principles        5,872           6,402
Net income                                                                 6,273           6,402
Earnings per share:
  Income before cumulative effect of changes in accounting principles
                                                                             .96            1.07
  Net income                                                                1.03            1.07

The pro forma financial information is not necessarily indicative of what actually would have occurred if the acquisition occurred at the beginning of the periods presenTed, nor is it intended to be indicative of future operating results.

4. INVENTORIES

Inventories for the years ended June 30, 1994 and 1993 consist of the following:


                            1994            1993
Raw materials and supplies  $  3,997        $  3,907
Work in process:
  Materials                    2,219           1,886
  Other manufacturing costs    3,623           2,509
Finished goods                 1,380           1,961
Inventories                 $ 11,219        $ 10,263

The current cost of inventories exceeded the LIFO value of inventories by $1,578 and $1,925 at June 30, 1994 and 1993, respectively. During 1994, inventory quantities were reduced resulting in liquidations of LIFO inventory quantities carried at lower costs which prevailed in prior years as compared with the cost of current purchases. The effect of the inventory reduction increased net income by $210. There were no significant reductions of inventories in fiscal 1993 and 1992.


5. PROPERTY, PLANT AND EQUIPMENT

Property, plant and equipment for the years ended June 30, 1994 and 1993 consist of the following:

                                    1994            1993
Land                                $  3,071        $  2,786
Buildings and improvements            34,496          31,986
Machinery, equipment and fixtures    110,145          94,107
Transportation equipment                 178             218
Total property, plant and equipment  147,890         129,097
Less: accumulated depreciation        70,818          63,114
Property, plant and equipment, net  $ 77,072        $ 65,983

Commitments outstanding for the purchase of machinery, equipment and fixtures at June 30, 1994 totaled $3,217. On June 30, 1994, the Company entered into an agreement of purchase and sale for its Three Score property in Tucker, Georgia. The terms of this agreement call for Three Score to sell its real property for approximately $3.0 million and to enter into a 15 year lease consisting of average annual payments of $350.

The Company leases office, production and storage space and equipment under various noncancellable operating leases. A number of leases contain renewal options and some contain purchase options. Certain leases require the Company to pay utilities, taxes and other operating expenses.

Total rental expense charged to operations was $3,001, $1,951 and $1,522 in 1994, 1993 and 1992, respectively. Substantially all such rental expense represented the minimum rental payments under operating leases. Future minimum rental payments required under operating leases that have initial or remaining noncancellable lease terms in excess of one year as of June 30, 1994 are as follows: 1995 - $2,144; 1996 -$2,276; 1997 - $2,217; 1998 - $2,194; 1999 -
$2,098; thereafter -$4,945.


6. INVESTMENT IN JOINT VENTURE

On March 31, 1993, Cadmus completed a joint venture arrangement with The Lanman Companies, Inc. ("Lanman") whereby Cadmus invested $6,499 for a fifty percent ownership interest in Central Florida Press, L.C. ("CFP") and Lanman contributed the net assets of its subsidiary, Central Florida Press, for its fifty percent interest in CFP. This investment is accounted for on an equity basis. Equity income from unconsolidated joint venture totaled $330 and $76 for fiscal years 1994 and 1993, respectively. The excess of the Company's investment in joint venture of $5.4 million is being amortized on a straight-line basis over 20 years.


7. OTHER BALANCE SHEET INFORMATION

Accrued expenses-other includes $3,467 and $1,822 of deferred revenue at June 30, 1994 and 1993, respectively. Other long-term liabilities consists principally of amounts recorded under deferred compensation arrangements with certain executive officers and other employees and amounts recorded under the pension and other postretirement benefit plans (see Notes 10 and 11).

8. DEBT

Debt at June 30, 1994 and 1993 consists of the following:


                                                                   1994            1993
Long-term debt
  Senior unsecured notes, 9.76%, due 2000                          $13,400        $15,600
  Senior unsecured notes, 6.74%, due 2003                           40,000
  Term loans, variable rate                                                        12,500
  Unsecured revolving bank credit, variable rate                                   11,000
  Tax-exempt industrial development bonds and notes, variable rate
    due in varying amounts to 2011                                   4,532          6,558
  Various mortgage and other notes                                     508            825
Total long-term debt                                                58,440         46,483
Less: current maturities                                             2,318          3,234
Long-term debt                                                     $56,122        $43,249

The Company periodically enters into interest rate swap agreements to moderate its exposure to interest rate changes and to lower the overall cost of borrowing. A roll-forward of interest rate swap activity follows:


                                            Paid Fixed,                                Paid Floating,
                                        Received Floating                             Received Fixed
Notional value:                1994           1993           1992           1994           1993       1992
Beginning balance             $10,000         $10,000        $10,000        $     0        $ 0        $ 0
New contracts                                                                35,000
Expired contracts                (875)
Ending balance                $ 9,125         $10,000        $10,000        $35,000        $ 0        $ 0

A summary of notional amounts follows:


                                                                                                      Weighted Average
                                                  Aggregate Notional Value                              Interest Rates
Type of swap:                  1994          1995           1996           1997         1998          Paid       Received
Paid fixed, received floating $ 9,125       $ 7,375       $     0       $     0       $     0        8.340%        4.500%
Paid floating, received fixed $35,000       $35,000       $35,000       $35,000       $35,000        5.125%        5.265%

Hedging activities increased interest expense by $493, $494 and $333 in 1994, 1993 and 1992, respectively.

The Company completed placement of $40 million in senior notes with two insurance companies on December 23, 1993. The placement has a fixed interest rate of 6.74% with an average life of 8.1 years and is due in 2003. The proceeds of this placement were used to fund the acquisition of Cadmus Journal Services and to refinance approximately $20 million of revolving bank credit and term loans.

The Company also entered into a fixed-to-floating interest rate swap agreement with a notional value of $35 million to convert that amount of the 2003 senior notes to floating rate debt. This swap has an initial term of three years which is renewable at the bank's option for an additional two years. Under the terms of this agreement, the Company makes payments at variable rates which are based on six-month LIBOR and receives payments at a fixed interest rate of 5.265%. The net interest paid or received is included in interest expense. The Company is exposed to credit loss in the event of nonperformance by the other parties to the interest swap agreement. The agreements are with major financial institutions which are expected to fully perform under the terms of the agreements thereby mitigating the credit risk from the transactions. The variable rate at June 30, 1994 was 5.125%.

During 1994, the Company entered into agreements for revolving credit facilities aggregating $25 million with its four major banks, replacing the former lines of credit. These new unsecured, committed lines of credit have a three-year term expiring in February 1997, at which time any loans outstanding under the facility convert to term loans with a two-year maturity. The Company has the following interest rate options: (i) adjusted CD rate or (ii) adjusted LIBOR. These agreements also require commitment fees of 1/4 to 1/2 percent per annum on any unused portion of the lines of credit.

To fix the rate on $10 million of the variable rate term loans discussed above, Cadmus entered into interest rate swap agreements in 1990 which expire in December 1995. The swap agreements effectively converted these variable rate borrowings into fixed rate obligations with a fixed rate of 9.01%. Under the terms of these agreements, the Company makes payments at a fixed interest rate of 8.34% and receives payments at variable rates which are based on LIBOR. The net interest paid or received is included in interest expense. In 1994, Cadmus repaid the balance of term loans and has utilized these swap agreements as a hedge against the $35 million floating rate swap mentioned above. At June 30, 1994, the fair value of this contract was ($264). The $9.1 million notional value of the swap contracts does not represent exposure to credit loss. In the event of default by the counterparties, the risk, if any, in these transactions is the cost of replacing the swap agreement at current market rates. The Company continually monitors its positions and the credit rating of its counterparties and limits the amount of agreements it enters into with any one party. Management does not anticipate nonperformance by the counterparties; however, if incurred, any such loss would be immaterial.

Under the terms of the various debt instruments, approximately $37 million of the retained earnings at June 30, 1994, is not available for payment of cash dividends.

Maturities of long-term debt for the five years ending June 30, 1999, are as follows: 1995 - $2,321; 1996 - $2,293; 1997 - $3,589; 1998 - $5,164; 1999 -
$6,940. The book value of all encumbered properties as of June 30, 1994, totaled $720.

The Company incurred interest of $4,814, $3,683 and $3,835 for the years 1994, 1993 and 1992, respectively, of which $1, $450 and $587 were capitalized. Interest paid, net of amounts capitalized, totaled $4,789, $3,193 and $3,293 for the years ended 1994, 1993 and 1992, respectively.


9. INCOME TAXES

Effective July 1, 1993, the Company adopted SFAS No. 109, "Accounting for Income Taxes." SFAS No. 109 requires the liability method of accounting for deferred income taxes, whereby enacted statutory tax rates are applied to the differences between the financial reporting and tax bases of assets and liabilities. The cumulative effect of the change in accounting principle was a reduction in the deferred income tax liability and a corresponding increase in net income of $933 in the first quarter of 1994. Under the provisions of SFAS 109, the Company elected not to restate prior years' consolidated financial statements.

A summary of income tax expense (benefit) included in the Consolidated Statements of Income follows:

                    1994          1993          1992
Current
  Federal         $2,313        $2,365        $2,420
  State              360           230           152
                   2,673         2,595         2,572
Deferred
  Federal            133           288           (33)
  State              320            64             8
                     453           352           (25)
Income taxes      $3,126        $2,947        $2,547

Cash paid for income taxes totaled $3,000, $2,305 and $3,387 for 1994, 1993 and 1992, respectively. The sources of temporary timing differences resulting in deferred income taxes and the tax effect of each were as follows:

                                 1994          1993            1992
Depreciation                    $ 732         $ 397         $   132
Disposition of inventory          116           285
Retirement plans                  206          (220)           (204)
Vacation pay                      108           (90)           (100)
Allowance for doubtful accounts   249            75             216
Restructuring reserve            (760)
Other                            (198)          (95)            (69)
                                $ 453         $ 352         $   (25)

The amounts of income tax expense differ from the amounts obtained by application of the statutory U.S. rates to income before income taxes for the reasons shown in the following:

                                                 1994           1993           1992

Computed at statutory U.S. rate                $2,697         $2,542         $2,192
State income taxes, net of federal tax benefit    449            194            125
Goodwill amortization                             242            227            175
Other                                            (262)           (16)            55
Income taxes                                   $3,126         $2,947         $2,547

The net current and non-current components of deferred income taxes recognized in the balance sheet at June 30, 1994, are as follows: net current assets of $1,227, and net non-current liabilities of $2,922, resulting in a net liability of $1,695.

The Company has state net operating loss carryforwards aggregating approximately $11.7 million which expire during fiscal years 2004 to 2009. A valuation allowance of $237 has been established for state net operating loss benefits that are not expected to be realized. The valuation allowance decreased by $137 from the beginning of the year.

The tax effects of the significant temporary differences which comprise the deferred tax assets and liabilities at June 30, 1994, reflecting the adoption of SFAS Nos. 106 and 109 are as follows:

Assets
  Allowance for doubtful accounts        $  512
  Inventory                                 137
  Employee benefits                       2,604
  Restructuring reserve                     760
  State net operating loss carryforwards    465
  Charitable contribution carryover         219
Gross deferred tax assets                $4,697
Liabilities
  Property, plant and equipment          $5,908
  Intangible assets                         179
  Other                                      68
Gross deferred tax liabilities            6,155
Less: Valuation allowance                   237
Net liability                            $1,695

10. RETIREMENT PLANS

Retirement benefits are provided to substantially all employees principally through a noncontributory, defined benefit pension plan ("Core Plan") and a thrift savings plan. The Core Plan is a defined benefit plan and benefits are based on the plan provisions relating to employees' compensation and years of service. Assets under the plans consist of marketable securities and are held in trust funds managed by independent investment advisors. These plans are qualified plans under the Internal Revenue Code. The policy of the Company is to fund the Core plan at amounts not less than the minimum requirements of the Employee Retirement Income Security Act of 1974. A supplementary non-qualified, non-funded, pension plan ("Supplemental Plan") for certain officers is also maintained and is being provided for by charges to earnings sufficient to meet the projected benefit obligation. The pension cost for this plan is based on substantially the same actuarial assumptions as those used for the Core Plan.

The components of net pension costs follow:

                                                              Core Plan                              Supplemental Plan

                                                 1994            1993             1992         1994        1993        1992
Present value of benefits earned              $ 1,056         $ 1,129         $  1,110         $ 80        $116        $107
Interest cost on plan liabilities               1,419           1,480            1,374          237         272         253
Return on plan assets:
  Actual                                          (14)         (1,578)          (2,415)
  Deferred                                     (1,921)           (464)             570
Amortization of transition (asset) obligation    (215)           (188)            (173)          37          53          53
Net pension costs                             $   325         $   379         $    466         $354        $441        $413

  The actuarial assumptions used in determining net pension cost and the related benefit obligation were as follows:

                                        1994         1993         1992
Discount rate for liabilities            8.5%         8.0%         9.0%
Discount rate for expenses               8.5          9.0          9.0
Rate of increase in compensation         4.5          6.0          6.0
Long-term rate of return on plan assets  9.0         10.0         10.0


A summary of the funded status of the pension plans at June 30, 1994 and 1993 follows:

                                                               Core Plan                     Supplemental Plan
                                                          1994           1993               1994             1993
Plan assets at market value                              $21,318         $21,732         $       *         $     *
Actuarial present value of benefit obligations:
  Vested                                                  16,078          13,268             2,384           2,249
  Non-vested                                                 420             332               525             649
      Accrued benefit obligation                          16,498          13,600             2,909           2,898
Adjustment for future salary increases                     3,240           4,366               695             144
      Projected benefit obligation                        19,738          17,966             3,604           3,042
(Excess) deficiency of plan assets over plan liabilities  (1,580)         (3,766)            3,604           3,042
Unrecognized transition asset (obligation)                 2,629           2,714              (903)           (933)
Adjustment required to reflect minimum liability                                               134
Unrecognized gains                                           917           2,693                33             436
Accrued pension costs                                    $ 1,966         $ 1,641         $   2,868         $ 2,545

*The Supplemental Plan is technically a non-funded plan; however, the Company has acquired life insurance contracts ($13,888 and $12,779 face amount at June 30, 1994 and 1993, respectively) intended to be adequate to fund future benefits. The cash surrender value of these contracts, net of policy loans, was $3,638 and $3,251 at June 30, 1994 and 1993, respectively, and is included in other assets in the Consolidated Balance Sheets.

Because of the Core Plan's over-funded status, no contributions were made in 1994, 1993 or 1992.

The thrift savings plan enables employees to save a portion of their earnings on a tax-deferred basis and also provides for matching contributions from the Company for a portion of the employees' savings. Additionally, the plan provides for individual subsidiary companies to make profit sharing contributions. The Company's expense under this plan was $1,148, $1,001 and $980 for 1994, 1993 and 1992, respectively.


11. OTHER POSTRETIREMENT BENEFITS

All employees of the Company are eligible for retiree medical coverage if they retire on or after attaining age 55 with ten or more years of service. Benefits differ depending upon the date of retirement. For those employees who retired prior to April 1, 1988, and are under 65, coverage is available at a cost to the retiree equal to the cost to Cadmus for an active employee less the fixed company subsidy. Once employees in this group have reached 65, coverage is available at a cost to the retiree equal to the cost to Cadmus for a post-65 retiree less the fixed company subsidy.

For those employees who retired on or after April 1, 1988 but before January 1, 1994, coverage is available until the earlier of the death of the retiree or attainment of age 65. The retiree contributes the full active rate. Upon reaching 65, coverage under the Cadmus plan ceases and the retiree becomes covered by Medicare. For those employees who retire on or after January 1, 1994, coverage is available until the earlier of the death of the retiree, or attainment of age 65. The retiree contributes the full retiree rate, which is equal to the cost to Cadmus for a pre-65 retired employee. Upon reaching 65, coverage under the Cadmus plan ceases and the retiree becomes covered by Medicare.

Effective July 1, 1993, the Company adopted Statement of Financial Accounting Standards (SFAS) No. 106, "Employers' Accounting for Postretirement Benefits Other than Pensions." SFAS No. 106 requires recognition of the cost of postretirement benefits during the employees' service periods. Previously, such expenses were accounted for on a cash basis. The Company elected to immediately recognize the liability for prior years' service as the cumulative effect of a change in accounting principle. Accordingly, in the first quarter of 1994, Cadmus recorded an accumulated postretirement benefit obligation and a corresponding charge to net income of $887 and a noncurrent deferred income tax benefit of $355, resulting in an after-tax charge of $532. This is an unfunded plan.


The accumulated postretirement benefit obligation (APBO) of $938 existing at July 1, 1993 consisted of: retirees and beneficiaries of $544, spouses of retirees of $197, and active eligible employees of $197.

The net periodic postretirement benefit cost for the fiscal year ending June 30, 1994 was $69, consisting solely of interest costs. The discount rate used in determining the APBO was 8%. A 13% rate of increase in the per capita cost of covered health care benefits was assumed for 1994, with the rates gradually decreasing to 5.5% in the year 2003 and remaining level thereafter. A one percentage-point increase in the assumed health care cost trend rates would increase the APBO approximately 2.4% or $22.


12. SHAREHOLDERS' EQUITY

Shareholders' equity consists of the following:

                                                         Common Stock
                                          ($.50 PAR VALUE;16,000 SHARES AUTHORIZED)        Capital in Excess      Retained
                                                Shares         Amount                      of Par Value           Earnings
Balance - June 30, 1991                          5,975         $2,987                        $11,796              $ 30,082
Net income                                                                                                           3,901
Cash dividends-$.20 per share                                                                                       (1,195)
Balance - June 30, 1992                          5,975          2,987                         11,796                32,788
Net income                                                                                                           4,533
Cash dividends-$.20 per share                                                                                       (1,196)
Shares repurchased                                 (27)           (13)                          (202)
Balance - June 30, 1993                          5,948          2,974                         11,594                36,125
Net income                                                                                                           5,208
Cash dividends-$.20 per share                                                                                       (1,192)
Net shares issued upon exercise of stock options    36             18                            202
Balance - June 30, 1994                          5,984         $2,992                        $11,796              $ 40,141

On February 1, 1989, as part of a shareholder rights plan, the Board of Directors declared a dividend distribution of one preferred share purchase right for each outstanding share of common stock. Each right entitles the shareholder to buy one unit (one one-thousandth of a share) of Series A Preferred Stock at a purchase price of $45 per share, subject to adjustment. The rights will become exercisable initially only if a person or group acquires or announces a tender offer for 20% or more of Cadmus common stock ("Acquiring Person"), at which time each right will be exercisable to purchase one unit of Series A Preferred at the purchase price. At any time after a person becomes an Acquiring Person, Cadmus may issue a share of common stock in exchange for each right other than those held by the Acquiring Person. If an Acquiring Person acquires 30% or more of Cadmus common stock or an Acquiring Person merges into or combines with Cadmus, each right will entitle the holder, other than the Acquiring Person, upon payment of the purchase price, to acquire Series A Preferred or, at the option of Cadmus, common stock, having a market value equal to twice the purchase price. If Cadmus is acquired in a merger or other business combination in which it does not survive or if 50% of its earnings power is sold, each right will entitle the holder, other than the Acquiring Person, to purchase securities of the surviving company having a market value equal to twice the purchase price. Unless redeemed earlier, the rights expire on February 13, 1999. The rights may be redeemed by the Board of Directors at any time prior to the tenth day after a person becomes an Acquiring Person, subject to the Board of Directors' ability to extend or reinstate the redemption period under certain circumstances. The rights may have certain antitakeover effects. An Acquiring Person will experience substantial dilution under certain circumstances. However, the rights should not interfere with any merger or other business combination approved by the Board of Directors because the rights are generally redeemable at the discretion of the Board.

The Board of Directors has authorized the purchase of up to 200 shares of Cadmus stock from time to time on the open market. The shares, if and when purchased, may be used for the funding of employee benefit plans. As of June 30, 1994, 131 shares had been repurchased and retired under this authorization.

In addition to its common stock, Cadmus authorized capital includes 1,000 shares of preferred stock ($1.00 par), issuable in series, of which 100 shares are designated as Series A Preferred.


13. STOCK OPTIONS Under the Cadmus stock option plans, selected employees may be granted options to purchase the Company's common stock at prices equal to the fair market value of the stock at the date the options are granted. There are no charges to earnings resulting from the plan.

 The following is a summary of changes in options outstanding:

                                             Number of Shares         Option Price Per Share        Option Price Total
Outstanding and exercisable at June 30, 1991              515                $4.60 to $28.00                   $ 6,442
Granted                                                    25                $6.38 to $ 9.75                       176
Lapsed or canceled                                       (106)               $6.38 to $27.63                    (1,392)
Outstanding and exercisable at June 30, 1992              434                $4.60 to $28.00                     5,226
Granted                                                   133                $9.00 to $10.63                     1,210
Lapsed or canceled                                        (97)               $9.00 to $27.63                    (1,847)
Outstanding and exercisable at June 30, 1993              470                $4.60 to $28.00                     4,589
Exercised                                                 (43)               $4.60 to $ 9.75                      (301)
Granted                                                   117                $9.45 to $14.13                     1,144
Lapsed or canceled                                        (91)               $9.50 to $12.38                    (1,067)
OUTSTANDING AND EXERCISABLE AT JUNE 30, 1994              453                $6.38 TO $28.00                   $ 4,365

At June 30, 1994, 769 shares of authorized but unissued common stock were reserved for issuance upon exercise of options granted or grantable under the plans. Options are exercisable under the plans for periods of five to ten years from the date of grant.


14. CONCENTRATIONS OF CREDIT RISK

Financial instruments that potentially subject the Company to credit risk consist principally of trade receivables (primarily customers in the publishing, retail store and advertising industries) for which collateral is generally not required. The Company carefully monitors the extension of credit, including the amount due from any one customer.


15. SUPPLEMENTAL CASH FLOW INFORMATION

The principal noncash investing and financing activities excluded from the consolidated statement of cash flows for the year ended June 30, 1993 are the $1,500 assumption of liabilities in connection with one of the Company's acquisitions and the receipt of a $350 note receivable in exchange for certain assets. There were no noncash investing or financing activities in fiscal 1994.



16. ROYALTY COMMITMENTS

On March 1, 1994, the Company entered into a three-year royalty agreement with National Football League Properties, Inc. ("NFLP") for manufacturing, publishing, and distributing a sports publication with minimum annual guaranteed royalty payments averaging $550.


17. CONTINGENCIES

The Company is a party to various legal actions which are ordinary and incidental to its business. While the outcome of legal actions cannot be predicted with certainty, the Company believes the outcome of any of these proceedings, or all of them combined, will not have a materially adverse effect on its consolidated financial position or results of operations.



CADMUS COMMUNICATIONS CORPORATION AND SUBSIDIARIES
REPORT OF INDEPENDENT ACCOUNTANTS

To the Shareholders and Board of Directors, Cadmus Communications
Corporation:

We have audited the accompanying consolidated balance sheets of Cadmus Communications Corporation and Subsidiaries ("Cadmus") as of June 30, 1994 and 1993, and the related consolidated statements of income and cash flows for each of the three years in the period ended June 30, 1994. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the consolidated financial position of Cadmus as of June 30, 1994 and 1993, and the consolidated results of their operations and their cash flows for each of the three years in the period ended June 30, 1994 in conformity with generally accepted accounting principles.

As discussed in Notes 9 and 11 to the consolidated financial statements, effective as of the beginning of 1994, Cadmus changed its method of accounting for income taxes to conform with Statement of Financial Accounting Standards No. 109 and its method of accounting for postretirement benefits other than pensions to conform with Statement of Financial Accounting Standards No. 106.



                                (Signature of Coopers & Lybrand L.L.P.)
Richmond, Virginia              COOPERS & LYBRAND L.L.P.
August 2, 1994

34