Form 10-K/A, Exhibit 13
period 1994-06-30
CADMUS COMMUNICATIONS CORP/NEW
filed 1994-09-29
CIK 745274

Three years ago, we embarked on a strategy to pull the disparate pieces of Cadmus together into a unique and effective communications company. We again made substantial progress toward that goal in 1994. More importantly, we are optimistic that our efforts during this past year have positioned Cadmus for even better results in 1995 and beyond.


Building Shareholder Value
We continue to work hard to build shareholder value and we are pleased with the results. A key contribution to the building of shareholder value has been our ability to deliver consistently improved financial performance. In 1994, we achieved our targets in earnings and cash flow, and made improvements in sales growth, margins, and other key financial measurements. Highlights were:

- --net income from operations of $.86 per share, an increase of 13.2% from last year. excluding the $1.9 million restructuring charge, net income was $1.05 per share, a 38.2% increase from fiscal 1993;

- --cash from operating activities improved from $10.4 million last year to $26.0 million this year;

- --sales increased 25.0% to $247.7 million. sales exclusive of Cadmus Journal Services (the former printing division of Waverly, Inc.) increased 8.5% for the year; and

- --margin improvement-operating income as a percent of sales before the restructuring charge increased to 6.0% from 5.7% last year. after the restructuring charge, fiscal 1994 operating income was 5.2% of sales.

We are pleased with our progress building shareholder value. For the fiscal year, the book value of each share increased from $8.49 to $9.03 and the market price of Cadmus shares advanced from $83/4 to $173/4 as the market recognized the Company's progress and improvement. While we still have opportunities for further improvement, particularly in our margins, we believe we are headed in the right direction.

Building our Business
As we strive to improve the financial performance of our company, we are working to ensure its vitality well into the 21st century. Our strategy has four basic tracks:
- --increase the profitability of our existing business;
- --develop new products and new markets;
- --acquire new businesses and new capabilities acquisitions that support and are logical extensions of our strategies; and
- --add management talent and depth-bring to Cadmus results-oriented leaders on whom we can build and rely.

Strengthening Existing Businesses
We have stated that we will reinvest to stay current with technology, to strengthen our existing businesses, and to develop new products and markets. In 1994, we continued this reinvestment, with total capital expenditures of $11.2 million. We concentrated our expenditures in our higher growth and higher margin product lines. For example, we installed a state-of-the-art text and graphics composition system in our journal operations in Richmond and Baltimore. This system will significantly improve both the range of services we can offer to our journal customers and the efficiency of our journal businesses.
We also installed a new typesetting system for our financial printing product line which electronically links our facilities in Charlotte, Richmond, Baltimore, and Raleigh, and also permits us to output


OUR EFFORTS
DURING THIS
PAST YEAR HAVE
POSITIONED
CADMUS FOR
EVEN BETTER
RESULTS IN 1995
AND BEYOND.

typeset pages directly into our customers'offices. This typesetting network will allow us to solidify our presence in the markets we currently serve and to expand our reach into new and growing markets.
For our annual report and commercial printing customers, we installed a new Heidelberg half-web press and another six-unit Heidelberg sheetfed press. These presses enhance our production capabilities and position us to expand these profitable and demanding product lines. In addition, we installed a state-of-the-art color pre-press system at the Cadmus Color Center in Richmond, which will increase production capabilities in our specialty publication and commercial product lines.
We have also continued our efforts to improve our processes and our performance-the initiative we call "World Class Execution."Nearly every Cadmus company now has a viable world class execution program, has established quality improvement teams, and is beginning to recognize improvements and savings. In addition, cross-company councils have been formed to improve our performance in procurement, finance, information services, and sales and marketing.

 AT CADMUS JOURNAL SERVICES WE                  (Photograph appears here,
HAVE FORMED 13 "PIT"OR PROCESS                      see appendix)
IMPROVEMENT TEAMS THAT WORK
REGULARLY TO IMPROVE MANUFACTURING
AND OTHER PROCESSES. THE PICTURED TEAM
IS WORKING TO ACHIEVE MORE TIMELY
AND EFFICIENT DISTRIBUTION FROM OUR
EASTON PLANT-GETTING OUR JOURNALS TO
SUBSCRIBERS AS QUICKLY AS POSSIBLE.

We are particularly pleased, for example, with our progress in paper procurement and inventory management. We purchase approximately $50 million of paper annually. Recognizing the magnitude of this annual expenditure, we formed our Procurement Council, hired experienced purchasing personnel at our largest companies, and began to work aggressively to improve our purchasing and inventory management procedures. The results to date have been remarkable. Paper inventory turns have improved from 14.8 times annually in fiscal 1993 to 23.4 times annually in 1994, producing significant improvements in cash flow and working capital.
Another promising development has been the formation of our Marketing Council-a group comprised of sales and marketing leaders across Cadmus. This group has been working to improve our performance and profitability through more focus and attention on the way we sell. Early results from this initiative are encouraging.

Developing New Products and Markets
The development of new products and new markets is another important part of our strategy to improve our existing business. Over the past several years, this has been a major point of emphasis, and the results have been dramatic.

The installation of a press equipped with ultraviolet drying has permitted us to achieve very high quality printing on plastics. We have used this capability to expand our offerings in our profitable point-of-purchase product line. Demand for these products has exceeded our expectations and we have plans to install another press to meet this demand and retain our momentum. Similarly, our investment in technology specifically designed to meet the demands of our specialty packaging customers has allowed us to expand our capabilities and to grow both sales and profits in this product line. For the year, specialty packaging sales grew 31%. To capitalize on our strong market position and unique production capabilities, we are adding sales personnel and another press in fiscal 1995.

We have also made significant progress in our financial printing product line. We have strong market positions in Richmond and Charlotte, but we need to augment this strength with expansion into other geographic markets. In 1994, we strengthened the sales and production capabilities of our Baltimore facility, opened a facility in Raleigh, and installed a sophisticated typesetting network. These new and enhanced facilities are already contributing and we are planning to open new facilities in New York and other cities in the near future.

In our marketing businesses, we have launched two exciting initiatives in the past 18 months. The first, "Kids Link,"is a marketing program designed to assist companies in developing products and marketing concepts for children. This program, which also assists educators with teaching and study aids, has been exceptionally well received by both teachers and customers. The second initiative, NFL PrimetimeTM, is a joint project between Cadmus and the National Football League. This project, one of several initiatives underway through our sports marketing division, offers a Sunday and Monday night viewers guide for businesses to distribute to their customers. These initiatives should produce exciting results in 1995 and will serve as models for additional programs and concepts as we build our marketing business.

Finally, in our publishing business, we have successfully assimilated Marblehead Communications, the custom publishing business we acquired in 1993. Additionally, we have launched two new titles of our own. COLLECT! is a new magazine serving the non-sport collectibles market. MID-ATLANTIC SOCCER is a regional magazine focused on promoting youth soccer. These titles represent logical extensions of our publishing foothold and COLLECT!, in particular, has been quite successful to date, in terms of both circulation and profitability.


Strategic Acquisitions

We have said we will acquire companies that create demand, enhance our market position, provide sources for improved earnings, and expand our geographic reach. In recent years, we have acquired two publishing companies, Tuff Stuff Publications and Marblehead Communications, and we have completed a joint venture with The Lanman Companies to form Central Florida Press, L.C. In 1994 we completed our most ambitious acquisition to date-the purchase of Waverly Press, the former printing division of Waverly, Inc. We combined this business, with about $50 million in sales, with the Journal Division of Byrd Press, to create a new company called "Cadmus Journal Services." We believe that Cadmus Journal Services is now the largest company in North America specializing in the production of scientific, technical, medical, and scholarly journals. In addition, this acquisition positions Cadmus to retain and solidify our position as a world leader in the production and delivery of journal products and services.

            The development of new products and markets differentiates
                 Cadmus and positions us for profitable growth.

    Cadmus remains a company in transition. We continue to focus on creative, "brainware"products and developing the human resources to permit us to move successfully in that strategic direction. We also continue to reconfigure ourselves to reflect more closely the customers and markets that we serve.

    Our strategy for the future can be summarized in these three statements:

    --We are a customer-focused company locating and penetrating market niches that enable consistent growth at acceptable returns.

    --We will differentiate our core competencies by developing customized products and services resulting from in-depth knowledge of our customers and their needs.

    --We will focus on logical extensions of our existing capabilities as we pursue innovative, non-traditional products and services designed for customers who require a solution versus just a single product.

    This strategy will guide us in the months and years to come. As we strengthen and improve the profitability of our existing businesses, our near-term focus will be on sales management and performance, continued improvement in our manufacturing processes, and increased emphasis on our cross-company councils.

    Specifically, for 1995, a major emphasis will be on improving the way we sell and market our products and services. In order to grow our revenues and improve our profitability, we must develop an even greater awareness of our customers'needs and of trends that will affect them. We also know that we need new approaches for cultivating prospects, executing sales calls, and proactively managing customer relationships once the sale has closed. Product line differentiation has been our core sales and marketing strategy for several years and is now well established throughout Cadmus. As this approach has become part of our culture, we have seen improvements in revenue growth and profitability. We expect further improvement and even more exciting results in this coming year. We have also identified the sales techniques that are required to make our product line strategy a success and are learning to teach those skills and to transport them from one Cadmus company to another, from one product line to another.

    Capital investment will strengthen our businesses even more. As previously mentioned, we plan to add a second UV press at American Graphics to meet the demand from the point-of-purchase market and a second Heidelberg CD press at

    Washburn Graphics to maintain our momentum in the specialty packaging product line. We also plan to purchase the additional equipment and technology to permit us to integrate fully the text and graphics composition process-an important and fundamental change in the way journals currently are produced. Finally, we intend to acquire a facility in Richmond that will unite Expert Brown and the Cadmus Color Center under one roof and allow them to continue their growth and broaden the range of products and services we are offering to customers in the Mid-Atlantic area.

    We also continue to develop new products and new markets and to search for and complete strategic acquisitions. We recently announced the formation of Cadmus Interactive, our Atlanta-based company focusing on the development and marketing of multimedia and new media products and services. This company was formed with the acquisition of ModelMation, Inc., which has provided very high quality interactive services to technology companies such as AT&T, Siemens, Sprint, Antec, and Scientific-Atlanta. To this existing and profitable core, we are adding executive and production personnel with significant multimedia experience. This initiative will allow us to remain at the cutting edge of multimedia technology and product development and will position Cadmus to emerge as a leader in the interactive marketplace.

     (photograph appears here, see appendix)

    TO INTRODUCE A NEW INDUSTRIAL CONTROL SYSTEM, CARL HAMILTON OF AUSTRIA-BASED B&R INDUSTRIAL AUTOMATION (LEFT) WORKS WITH CADMUS INTERACTIVE'S GEORGE-ERICK BRINCKMANN (RIGHT) TO PRODUCE AN INTERACTIVE MARKETING AND SALES PRESENTATION. THE DISKETTE-BASED PROMOTION RUNS ON PERSONAL COMPUTERS, BOTH DEMONSTRATING AND TAKING ORDERS FOR B&R'S PRODUCT.

    We are committed to increasing the percentage of Cadmus revenues from publishing and marketing, and we believe this will be a year in which we make significant progress toward this goal. Our acquisition of Marblehead Communications in fiscal 1993 showed us what is required to assimilate new publishing companies into Cadmus effectively and profitably. Moreover, we believe we now have assembled the talent and expertise to grow this business segment.

    In our marketing businesses, we will continue our sports marketing initiative. We now understand how we can most effectively bring our unique marketing approach to bear for the mutual benefit of the "Leagues"and their advertisers. We are currently working with the National Football League, the National Hockey League, NASCAR, and the PGA and we expect those relationships to develop further in the next several years. Concurrently, we are seeking ways to expand our business into baseball, basketball, and soccer. We are encouraged by the early results from this initiative, and we look forward to even more exciting results next year.

    Last, but certainly not least, we will continue to build and develop our management and human resources. Under the direction of Greg Moyer, our Human Resources officer, we will be working to create systems and embrace philosophies that bring Cadmus together to create a single, unifying Cadmus culture. We will learn how to leverage and export our human resource talent from one business to another and from one product line to another. We will extend further our world class


   WE HAVE BEEN WORKING TO PROVIDE CUSTOMIZED AND INNOVATIVE SOLUTIONS TO INDIVIDUAL CUSTOMER NEEDS. NOWHERE WAS THIS COMMITMENT MORE EVIDENT THAN IN OUR WORK WITH ESKIMO PIE CORPORATION TO PRODUCE THEIR UNIQUE ANNUAL REPORT. PICTURED HERE ARE JIM CHEATHAM, ESKIMO PIE'S ADMINISTRATIVE OFFICER/INVESTOR RELATIONS
(LEFT), AND RON LANIO, CEO OF EXPERT BROWN (RIGHT).

(Photograph appears here, see appendix)
execution initiative and look to obtain the benefits that come from identifying and sharing best practices. We have an exceptionally talented and diverse employee population, and we think we can achieve remarkable results from creative and imaginative leadership and management of this resource.

    In summary, we are convinced that our strategy is sound. As we move forward, we will be aligning systems and bringing additional resources to bear to more aggressively execute and drive that strategy. We will be picking up the pace-and we believe the results will be exciting to our customers, our shareholders, and our employees.

WE ARE CONVINCED
THAT OUR STRATEGY
IS SOUND. WE WILL
BE PICKING UP
THE PACE...

(Photograph appears here, see appendix)
ANNUAL REPORTS

    Cadmus produces over 150 annual reports each year. Sheetfed producers are Washburn Graphics, Garamond, and Expert Brown. Longer-run annual reports are produced at Washburn Graphics and Byrd Press. These companies obtain a competitive advantage from their typesetting skills and capacity, electronic color scanning and assembly expertise, and a thorough understanding of financial markets.

(Photograph appears here, see appendix)

CATALOGS

    Operating on a nationwide basis, Three Score provides turn-key design and creative services to catalog producers. These services include design, layout, copywriting, studio and location photography, and coordinating services. In addition, every Cadmus printing company can and does print catalogs.

(Photograph appears here, see appendix)

PROMOTIONAL PRINTING

    Five Cadmus companies - American Graphics, Expert Brown, Garamond, Central Florida Press, and Washburn Graphics - offer high-quality sheetfed printing services to a broad range of customers. In addition, Washburn Graphics, Central Florida Press and Byrd Press offer sophisticated commercial web capabilities for longer-run products.

(Photograph appears here, see appendix)

PUBLISHING

    Cadmus actively entered the publishing business in 1992 with the acquisition of Tuff Stuff. Its principal publications are TUFF STUFF, a monthly magazine directed to trading card collectors, and COLLECT!, a monthly magazine directed to non-sport collectors and hobbyists. More recently, Cadmus acquired Marblehead Communications, a Boston-based contract/custom publisher currently producing nearly a dozen publications of various frequencies, formats, and run lengths.

(Photograph appears here, see appendix)

DIRECT MARKETING

    Two Cadmus companies-Cadmus Direct Marketing and American Graphics-provide strategic consulting, integrated marketing, creative, database analysis and management, data processing, direct mail production, telemarketing, and fulfillment services. Cadmus Direct Marketing is a full service marketer operating on a national basis. American Graphics provides specific customers and industry segments with traditional direct market services.

(Photograph appears here, see appendix)

FINANCIAL PRINTING

    Garamond, Expert Brown, and Washburn Graphics offer turn-key financial printing services in the Carolinas, Virginia, and Maryland. Specific products include proxy statements, initial and secondary offerings, debt offerings, and other compliance documentation.

(Photograph appears here, see appendix)

POINT-OF-SALE MARKETING

    Demand for point-of-sale materials is increasing dramatically as advertising patterns change and evolve. Every Cadmus printing company is capable of producing point-of-sale material. However, American Graphics has developed the ability to provide turn-key point-of-sale production and market management services.

(Photograph appears here, see appendix)

RESEARCH JOURNALS

    Formed by the combination of the Byrd Press Journal Division and the Waverly Press acquisition, Cadmus Journal Services is an international industry leader in the production of research journals. This product line serves four distinct markets: medical and bio-medical; technical and scientific; learned and scholarly; and mathematics.

(Photograph appears here, see appendix)

SPECIALTY MAGAZINES

    These special interest magazines typically are produced by in-house editorial and production staffs and are provided free to customers, employees, members or industry participants. Historically a Byrd Press product and area of expertise, every Cadmus printing company serves customers producing corporate or other specialty magazines.

(Photograph appears here, see appendix)

SPECIALTY PACKAGING

    Responding to customer needs for a variety of short-run, high quality, hand insertable packaging products, Washburn Graphics has acquired the specialized equipment and production skills which enable them to offer to these customers one-stop production and related services.

           ************* APPENDIX ***************

On page 6, photo appears of process improvement team, description in the paragraph to the left of where the photo appears.

On page 13, photograph of a lap top comuputer and software described in the paragraph preceding the photograph.

On page 14, photograph of Ron Lanio (CEO of Expert Graphics) and Jim Cheatham (Eskimo Pie's Administrative Officer/Investor Relations) as described in the paragraph preceding the photograph.

On page 16, photograph of various annual reports. Photograph precedes the Annual Reports heading, top left.

On page 16, photograph of various catalogs. Photograph precedes the Catalogs heading, top right.

On page 16, photograph of various promotional printing. Photograph precedes the Promotional Printing heading, bottom left.

On page 16, photograph of various publishing. Photograph precedes the Publishing heading, bottom right.

On page 17, photograph of various direct marketing products. Photograph precedes the Direct Marketing heading, top left.

On page 17, photograph of financial printing products. Photograph precedes the Financial Printing heading, top center.

On page 17, photograph of various Point-of-Sale marketing materials. Photograph precedes the Point-of-Sale Marketing heading, top right.

On page 17, photograph of various journal products. Photograph precedes the Research Journals heading, bottom left.

On page 17, photograph of specialty magazines. Photograph precedes the Specialty Magazines heading, bottom center.

On page 17, photograph of various Specialty Packaging. Photograph precedes the Specialty Packaging heading, bottom right.