Form 10-K, Exhibit 13
period 1997-06-30
CADMUS COMMUNICATIONS CORP/NEW
filed 1997-09-26
CIK 745274

EXHIBIT 13


Cadmus Communications Corporation and Subsidiaries
SELECTED FINANCIAL DATA(1)(2)

The following data should be read in conjunction with the consolidated financial statements of the Company and management's discussion and analysis that appear elsewhere in this report.

(In thousands, except per share data)                                     Years Ended June 30,
----------------------------------------------------------------------------------------------------------------------------
                                                          1997        1996        1995        1994        1993
----------------------------------------------------------------------------------------------------------------------------
OPERATIONS
Net sales                                               $384,942    $336,655    $279,641    $247,730    $198,126
Cost of sales                                            299,525     259,086     209,415     184,088     146,031
Gross profit                                              85,417      77,569      70,226      63,642      52,095
Selling and administrative expenses                       63,123      61,204      52,172      48,824      40,753
Operating income(2)                                       22,294      16,365      18,054      14,818      11,342
Income before income taxes, extraordinary item, and
  cumulative effect of changes in accounting
  principles(2)                                           12,578      10,408      12,682       9,833       7,480
Income before extraordinary item and cumulative
  effect of changes in accounting principles(2)            7,750       6,504       7,479       5,907       4,533
Net income(2)(3)                                           7,750       5,709       7,479       6,308       4,533
----------------------------------------------------------------------------------------------------------------------------
PER SHARE DATA
Income before extraordinary item and cumulative
  effect of changes in accounting principles(2)         $    .96    $    .87    $   1.21    $    .97    $    .76
Net income(2)(3)                                             .96         .76        1.21        1.04         .76
Cash dividends                                               .20         .20         .20         .20         .20
Shareholders' equity                                       12.76       13.60       10.26        9.18        8.52
----------------------------------------------------------------------------------------------------------------------------
FINANCIAL POSITION
Current assets                                          $100,942    $109,728    $ 76,319    $ 61,937    $ 48,766
Current liabilities(2)                                    51,934      50,171      43,906      38,581      32,227
Working capital                                           49,008      59,557      32,413      23,356      16,539
Property, plant and equipment                            218,179     203,839     161,359     147,890     129,097
Accumulated depreciation                                  99,558      87,474      76,789      70,818      63,114
Goodwill, net                                             42,572      52,846       8,281       7,617       7,717
Total assets                                             266,150     282,763     171,570     160,129     134,189
Short-term borrowings                                      1,650       3,323       3,775          --       4,000
Long-term debt, including current maturities              94,469     106,801      56,342      58,440      46,483
Shareholders' equity                                      99,877     107,568      61,882      54,929      50,693
Total capital                                            195,996     217,692     121,999     113,369     101,176
----------------------------------------------------------------------------------------------------------------------------
SELECTED RATIOS
Gross profit margin                                         22.2%       23.0%       25.1%       25.7%       26.3%
Operating income margin(2)                                   5.8%        4.9%        6.5%        6.0%        5.7%
Effective tax rate(2)                                       38.4%       37.5%       41.0%       39.9%       39.4%
Sales to average total capital                               1.9         2.0         2.4         2.3         2.0
Current ratio(2)                                             1.9         2.2         1.7         1.6         1.5
Debt as a percent of total capital                          49.0%       50.6%       49.3%       51.5%       49.9%
Operating income return on average total capital(2)         10.8%        9.6%       15.3%       13.8%       11.7%
Net income return on average shareholders'
  equity(2)(3)                                               7.5%        6.7%       12.8%       11.9%        9.2%
----------------------------------------------------------------------------------------------------------------------------
OTHER DATA
Weighted average common shares outstanding                 8,035       7,495       6,195       6,085       5,972
Shares outstanding at fiscal year end                      7,830       7,908       6,030       5,984       5,948
Stock market price data:
  High                                                  $ 17 3/4    $ 29 7/8    $ 24 3/4    $ 19 1/2    $ 11
  Low                                                     12 1/4      13 1/4      14 1/2       8 1/2       6 1/4
  Close                                                   15 1/2      15 3/8      23 5/8      17 3/4       8 3/4
Number of employees                                        3,000       3,200       2,400       2,400       1,800
----------------------------------------------------------------------------------------------------------------------------

(1) Certain reclassifications were made to prior years' amounts to conform with current year presentation.
(2) This table excludes the effects of restructuring charges of $19.7 million ($12.7 million after tax) in fiscal 1997, and $1.9 million ($1.1 million after tax) in fiscal 1994.
(3) After extraordinary loss on early extinguishment of debt in fiscal 1996 of $0.8 million (net of tax) and income from cumulative effect of changes in accounting principles in fiscal 1994 of $0.4 million (net of tax).

                                                                              20
                                                                              --
                                                                              21

Cadmus Communications Corporation and Subsidiaries
MANAGEMENT'S DISCUSSION AND ANALYSIS

INTRODUCTION

Cadmus Communications Corporation is an integrated communications company offering products and services in two broad areas: marketing communications and professional communications. Headquartered in Richmond, Virginia, Cadmus is one of the largest graphic communications companies in North America.

ORGANIZATIONAL STRUCTURE

During the fourth quarter of fiscal 1997, the Company announced a major restructuring plan designed to exit or reshape those businesses which were not performing or were non-core to its strategy, and to create a more efficient and cost effective organizational structure. Coincidental with the restructuring, the Company reorganized its operational structure to form Cadmus Marketing Communications and Cadmus Professional Communications. Cadmus Marketing Communications, formed by merging the former Graphics Communications and Marketing groups, includes the financial services, packaging and promotional printing, point of purchase, direct marketing, catalogs, custom publishing and interactive product lines. Cadmus Professional Communications includes journal and magazine services for scientific, technical, and medical publishers, trade associations, and commercial publishers.

The Company's previous organizational structure consisted of the Periodicals, Graphic Communications, Marketing, and Publishing groups. Effective with the sale of the Company's consumer publishing division in September 1996, the Publishing Group ceased to exist and custom publishing was realigned into the Marketing Group.

RESULTS OF OPERATIONS

The following table presents the major components from the Consolidated Statements of Income as a percent of sales for the three fiscal years discussed herein:

                                                                             Years Ended June 30,
--------------------------------------------------------------------------------------------------------------------
                                                                       1997          1996          1995
--------------------------------------------------------------------------------------------------------------------
Net sales                                                              100.0%        100.0%        100.0%
Cost of sales                                                           77.8          77.0          74.9
                                                                       -----         -----         -----
Gross profit                                                            22.2          23.0          25.1
Selling and administrative expenses                                     16.4          18.2          18.6
Restructuring charge                                                     5.1            --            --
                                                                       -----         -----         -----
Operating income                                                         0.7           4.8           6.5
Interest expense                                                         2.0           1.5           1.9
Other expenses, net                                                      0.5           0.2            --
                                                                       -----         -----         -----
Income (loss) before income taxes and
  extraordinary item                                                    (1.8)          3.1           4.6
Income tax expense (benefit)                                            (0.5)          1.2           1.9
                                                                       -----         -----         -----
Income (loss) before extraordinary item                                 (1.3)          1.9           2.7
                                                                       -----         -----         -----
Extraordinary loss on early extinguishment of
  debt, net of tax                                                        --           0.2            --
                                                                       -----         -----         -----
Net income (loss)                                                       (1.3)%         1.7%          2.7%
--------------------------------------------------------------------------------------------------------------------

Each of these major components is discussed in additional detail in the subsections below.

Comparison of Fiscal 1997 with Fiscal 1996

In the fourth quarter of fiscal 1997, the Company adopted a restructuring plan which impacted a number of its operations. In connection with this plan, a restructuring charge of $19.9 million ($12.9 million net of taxes) was recorded. As a result of the restructuring, the Company's Baltimore promotional printing facility and Long Beach direct marketing agency were closed, the Atlanta and Richmond-based interactive divisions were consolidated, certain tangible and intangible assets were written down, certain management, production, and administrative personnel were realigned or terminated, and certain non-strategic customer relationships and product lines were discontinued. Sales for all discontinued operations were $16.4 million and $15.9 million for fiscal 1997 and fiscal 1996, respectively. The Company also recognized a net restructuring gain of $0.3 million in the first quarter resulting from a restructuring of the Company's publishing operations.

Fiscal 1997 net sales increased 14.3% to $384.9 million from $336.7 million in fiscal 1996. Professional Communications sales increased by 26.4% and Marketing Communications sales rose by 7.2%. Offsetting these increases were lower publishing sales resulting from the sale of the consumer publishing business during the first quarter of fiscal 1997. Fiscal 1997 net sales were flat with fiscal 1996 when adjusted for the impact of acquisitions, divestitures, and lower paper prices.

The 26.4% increase in Professional Communications sales was primarily due to the acquisition of Lancaster in the fourth quarter of fiscal 1996, and continued growth in other research journal operations. Excluding Lancaster sales and the impact of lower paper prices, other research journal revenues increased by 3.0%. Magazine sales declined by 27.3% as a result of the Company's decision to refocus its sales mix and discontinue relationships with non-strategic customers and also as a result of lower paper prices. In connection with the restructuring described above, the magazine product line has been integrated with research journals.

Marketing Communications sales rose 7.2%, driven by a full year's inclusion of sales from Cadmus Technology Solutions (formerly, The Software Factory) which was purchased during the second quarter of fiscal 1996, and internal growth. Packaging and promotional printing sales rose by 22.9% in fiscal 1997 as compared to 1996 due to the inclusion of Cadmus Technology Solutions and continued growth from existing clients. Financial sales increased 22.8% primarily due to continued strength in financial markets, an increase in shareholder communication sales, and growth in full-service contracts with financial institutions. These increases were partially offset by a 16.5% decline in point of purchase revenues due to lower sales to quick service restaurant and beverage customers, the loss of a significant account during fiscal 1997, and a longer than anticipated selling cycle for new business. Tactical communications sales were flat as the inclusion of sales from Cadmus O'Keefe was more than offset by lower sales from the Company's custom publishing, direct marketing and interactive operations. The decline in direct marketing sales was the result of the Company's decision to change the sales mix to higher margin, lower volume creative services revenues from lower margin, higher volume production revenues.

Gross profit margin was 22.2% of sales in fiscal 1997 compared to 23.0% in fiscal 1996. The margin decline was due to erosion in the Company's point of purchase, interactive, and custom publishing operations, which resulted from the combination of lower sales and higher production costs. Cost of sales was also negatively impacted by excess capacity at certain Marketing Communications printing facilities. These factors were partially offset by significant gross margin improvement in Professional Communications resulting from improved sales mix, continued efficiency improvements from the Byrd manufacturing facility and the successful integration of Lancaster operations.

                                                                              22
                                                                              --
                                                                              23

Cadmus Communications Corporation and Subsidiaries
MANAGEMENT'S DISCUSSION AND ANALYSIS (continued)

Selling and administrative expenses declined to 16.4% of sales compared to 18.2% in fiscal 1996. The decrease in the selling and administrative expense ratio in 1997 was primarily attributable to the full-year impact of the acquisition of Lancaster, which had a lower selling and administrative expense ratio than the Company in the aggregate, and to cost control measures implemented in fiscal 1997.

Interest expense increased by $2.6 million, or 51.4% in fiscal 1997, due to additional debt incurred to fund the acquisition of Lancaster during the fourth quarter of fiscal 1996.

Other expenses increased by $1.1 million in fiscal 1997 due to additional amortization of goodwill related to fiscal 1996 acquisitions.

The effective tax rate was 29.5% in fiscal 1997 compared to 37.5% in fiscal 1996. The decrease in the effective tax rate is due primarily to the income tax benefit recognized as a result of the net restructuring charge.

Comparison of Fiscal 1996 with Fiscal 1995

During fiscal 1996 and 1995, the Company was organized into three groups -- Printing, Marketing, and Publishing. The discussion of fiscal 1996 compared to fiscal 1995 is based on the Company's organizational structure that was in place at that time.

Net sales in fiscal 1996 were $336.7 million, an increase of 20.4% over fiscal 1995 sales of $279.6 million. Adjusted for acquisitions, net sales rose 12.1%.

The 13.5% growth in printing sales was driven primarily by a 59.4% increase in financial communications, a 17.7% increase in packaging, a 16.7% increase in magazines, and an 8.5% increase in journal services sales. Financial communications revenues increased as a result of continued growth in the mutual fund business, along with the addition of several full-service contracts for financial communications customers. The increase in pack- aging sales was due to both the expansion of services for existing customers, as well as the addition of new customers. Sales growth in the magazine product line was also a result of the addition of several new customers. The increase in journal services revenues was primarily attributable to the acquisition of Lancaster in May 1996. Adjusted for this acquisition, journal services sales increased slightly, up 1.2% from fiscal 1995.

The 31.0% increase in marketing revenues for fiscal 1996 was attributable to both internal growth and to the acquisition of Cadmus Technology Solutions and two direct marketing agencies. Point-of-purchase sales rose 6.8% for fiscal
1996 due to increased activity with quick-service restaurant customers as well as the addition of new customers. These increases were offset somewhat by decreased demand from beverage customers, decreased volume resulting from the merger of customer accounts, and the cessation of operations of two marketing services programs, Kids Link and Sports Marketing. Direct marketing revenues increased 41.3% due to the acquisition of Ronald James Direct, Inc., in the fourth quarter of fiscal 1995 and the acquisition of certain assets of The Mowry Company in the first quarter of fiscal 1996. Adjusted for these acquisitions, direct marketing revenues declined 9.9% in fiscal 1996. This decrease was due to the loss of certain customers combined with the slowdown in new customer account development. Interactive sales increased 88.7%, or $1.2 million, during fiscal 1996. Catalogs also posted an increase in revenues of 15.7%, or $1.5 million, for fiscal 1996.

Publishing sales growth of 11.4% resulted from increases in the custom publishing product line offset with slight declines in consumer publishing. Custom publishing revenues increased 33.7% in fiscal 1996 as a result of the addition of new titles and new customer accounts. Sales in the consumer publishing product line declined by 3.3% due to the continued softness in the hobby and trading card collectible markets.

Gross profit in fiscal 1996 was 23.0% of sales compared with 25.1% of sales in fiscal 1995. The decline in gross profit margins is attributable to manufacturing inefficiencies and excess production capacity, along with a change in product sales mix. Manufacturing inefficiencies resulted from external factors, including severe winter weather experienced at all facilities and a fire in the Charlotte facility in March 1996, as well as overall poor production performance at certain manufacturing facilities. These inefficiencies were partially offset by savings from procurement activities, reduction in depreciation expense due to the assignment of salvage values to certain equipment, and from reductions in the workforce related to the fiscal 1995 restructuring of the Company's composition and prepress operations. The change in product sales mix was a result of a shift from high-margin creative projects to lower value projects with higher material costs in the direct marketing and point-of-purchase product lines.

The Company's selling and administrative expenses as a percent of sales improved from 18.6% in fiscal 1995 to 18.2% in fiscal 1996. However, total selling and administrative expenses for fiscal 1996 increased by $9.0 million. This increase resulted primarily from expenses associated with reorganizing and unifying Cadmus, establishing and operating a New York office for the financial communications product line, expanding the capacity and capabilities of the Company's fulfillment operations and hiring executives and staff to support the Company's full-service offerings. Acquired companies accounted for the remainder of this increase. The decline in the selling and administrative expense ratio is due to these increased costs offset by a combination of increased sales volume along with management efforts within each product line to limit overhead costs through discretionary spending control measures.

Other expenses increased $0.8 million in fiscal 1996 as compared to fiscal 1995. The increase is due primarily to goodwill amortization associated with 1996 acquisitions.

The effective income tax rate of 37.5% in fiscal 1996 decreased from 41.0% in fiscal 1995 due primarily to tax liabilities arising from the sale of the Company's 50% joint venture interest in Central Florida Press, L.C. in the third quarter of fiscal 1995. The fiscal 1995 effective tax rate, excluding this transaction, was 38.7%.

LIQUIDITY AND CAPITAL RESOURCES

Management believes that the Company has the financial resources and access to capital necessary to fund internal growth and acquisitions. The Company's major demands on capital are for investments in property, plant, and equipment, working capital, and acquisitions.

Net cash provided by operating activities in fiscal 1997 increased to $31.6 million, from $13.8 million in fiscal 1996. This increase was due primarily to the continued reduction of cash requirements to fund the Company's working capital investment. Working capital reductions generated $5.8 million in cash during fiscal 1997, as compared to the use of $10.4 million during fiscal 1996 to fund the Company's working capital. Working capital reductions in 1997 resulted principally from decreases in accounts receivable, due to improvements in the Company's credit and collection efforts and receivables mix, and in inventory, due primarily to the Company's successful efforts to reduce the level of paper inventory balances. Net cash provided by operating activities increased in fiscal 1996 to $13.8 million from $5.4 million in fiscal 1995, due to reduced cash requirements to fund the Company's working capital investment. As the rate of growth in inventory and accounts receivable levels moderated in fiscal 1996, the amount of funds required to finance these investments declined. Together, funds used to finance the Company's investment in inventories and accounts receivable declined from $16.9 million in fiscal 1995 to $9.7 million in fiscal 1996.

                                                                              24
                                                                              --
                                                                              25

Cadmus Communications Corporation and Subsidiaries
MANAGEMENT'S DISCUSSION AND ANALYSIS (continued)

Net cash used in investing activities totaled $15.5 million during 1997, as compared to $98.3 million in fiscal 1996, and included the use of $22.9 million to fund fiscal 1997 capital expenditures, offset by proceeds of $6.5 million resulting from the sale of the Company's consumer publishing division in September 1996. Major capital projects for fiscal 1997 included a CD press to support the Company's packaging and promotional product line, a web press for the financial services product line, the expansion of the Company's Charlotte manufacturing and fulfillment facilities, new typesetting systems for certain journal services and financial services locations, and investment in new business and manufacturing systems. During fiscal 1996, net cash used for investing activities included primarily $98.7 million to fund acquisitions and capital expenditures. The Company anticipates that capital spending in fiscal 1998 will approximate $20 to $22 million.

Net cash used in financing activities was $17 million in fiscal 1997 compared to net cash provided from financing activities of $85.4 million in fiscal 1996. During fiscal 1997, utilizing cash provided by operations, the Company repaid $14 million in debt and $1.6 million in cash dividends. Also in fiscal 1997, the Board of Directors authorized the repurchase of up to 750,000 shares of the Company's common stock. Pursuant to this plan, the Company repurchased 88,000 shares at a total cost of $1.2 million. Net cash provided by financing activities in fiscal 1996 included $38.4 million in net proceeds received from the issuance of 1.725 million shares of the Company's common stock, and $62.7 million of proceeds from long-term borrowings which were used primarily to finance acquisitions, partially offset by the use of these funds to repay $11.2 million of 9.76% Senior Notes and the $1.3 million ($0.8 million after tax) prepayment penalty, and to repay short-term borrowings which were used to finance seasonal working capital needs.

Total indebtedness at June 30, 1997 was $94.5 million, down from $106.8 million at June 30, 1996. As a result of these lower debt levels, debt as a percent of total capital decreased to 49.0% at the end of fiscal 1997 from 50.6% at the end of fiscal 1996.

In October 1996, the Company entered into a new $160 million bank credit agreement with six major banks. The $160 million bank credit agreement consists of a $40 million term loan facility, expiring in 2003, and a $120 million revolving credit facility, expiring in 2001. This agreement replaced an existing $115 million bank credit agreement entered into with four of the same banks in January 1996. Using the additional capacity available under the new bank credit agreement, the Company repaid $40 million of 6.74% senior unsecured notes which were borrowed from two insurance companies during fiscal 1994 primarily to fund 1994 acquisitions. Bank borrowings under the new bank credit agreement at June 30, 1997, totaled $88 million, leaving $72 million available under the facility.

Total outstanding long-term debt at June 30, 1997, included approximately $91 million in variable rate obligations. As of June 30, 1997, the Company had outstanding interest rate swap agreements that effectively convert $53.7 million of the Company's variable rate obligations to fixed rate obligations. The effect of the swaps was an increase in interest expense of $1.2 million in fiscal 1997. These contracts expire between fiscal 1999 and fiscal 2003. As of June 30, 1997, the interest rate swaps had a net fair value of negative $1.5 million. Additional information on the interest rate swaps is provided in Note 7 of Notes to Consolidated Financial Statements.

The Company's debt agreements contain covenants regarding fixed charge coverage and net worth and contain other restrictions, including limitations of additional borrowings, and the acquisition, disposition and securitization of assets. In anticipation of the effect of the restructuring charge recorded in the quarter ended June 30, 1997, the Company obtained waivers of compliance and amendments to certain financial covenants, including covenants regarding fixed charge coverage and minimum net worth. These waivers enabled the Company to comply with the aforementioned covenants at June 30, 1997.

Cadmus Communications Corporation and Subsidiaries
SELECTED QUARTERLY DATA (unaudited)

(In thousands, except per share data)
-------------------------------------------------------------------------------------------------------------------------------
1997 QUARTERS ENDED                                      Sep. 30          Dec. 31          Mar. 31          Jun. 30
-------------------------------------------------------------------------------------------------------------------------------
Net sales                                                $93,922          $97,232         $97,018           $96,770
Gross profit                                              21,215           21,065          21,668            21,469
Restructuring gain (charge)                                  250               --              --           (19,949)
Operating income (loss)                                    5,364            5,890           5,740           (14,399)
Net income (loss)                                          1,694            2,182           2,014           (10,913)
Net income (loss) per share                              $   .21          $   .27         $   .25           $ (1.36)
Cash dividends per share                                     .05              .05             .05               .05
Stock market price data:
  High                                                   $17 3/4          $17 3/4         $17           $15 7/8
  Low                                                     12 1/4           14 3/4          13 1/4            12 1/2
  Close                                                   16 3/4           15 1/2          14 1/8            15 1/2
-------------------------------------------------------------------------------------------------------------------------------
1996 QUARTERS ENDED                                      Sep. 30          Dec. 31          Mar. 31          Jun. 30
-------------------------------------------------------------------------------------------------------------------------------
Net sales                                                $74,673          $85,835         $84,362           $91,785
Gross profit                                              17,870           20,745          17,786            21,168
Operating income                                           3,952            5,757           2,281             4,375
Income before extraordinary item                           1,516            2,736             754             1,498
Net income                                                 1,516            1,941             754             1,498
Earnings per share:
  Income before extraordinary item                       $   .24          $   .38         $   .09           $   .19
  Net income                                                 .24              .26             .09               .19
Cash dividends per share                                     .05              .05             .05               .05
Stock market price data:
  High                                                   $27 1/4          $29 7/8         $29 1/2          $18 7/8
  Low                                                     22 1/4               24          16 7/8            13 1/4
  Close                                                       25               27          17 1/8            15 3/8
-------------------------------------------------------------------------------------------------------------------------------

                                                                              26
                                                                              --
                                                                              27

Cadmus Communications Corporation and Subsidiaries
CONSOLIDATED STATEMENTS OF INCOME

(In thousands, except per share data)                                      Years Ended June 30,
----------------------------------------------------------------------------------------------------------------------
                                                                  1997             1996             1995
----------------------------------------------------------------------------------------------------------------------
Net sales                                                       $384,942         $336,655         $279,641
----------------------------------------------------------------------------------------------------------------------
Operating expenses:
  Cost of sales                                                  299,525          259,086          209,415
  Selling and administrative                                      63,123           61,204           52,172
  Restructuring charge, net                                       19,699               --               --
----------------------------------------------------------------------------------------------------------------------
                                                                 382,347          320,290          261,587
----------------------------------------------------------------------------------------------------------------------
Operating income                                                   2,595           16,365           18,054
Interest and other expenses:
  Interest                                                         7,788            5,144            5,351
  Other, net                                                       1,928              813               21
----------------------------------------------------------------------------------------------------------------------
                                                                   9,716            5,957            5,372
----------------------------------------------------------------------------------------------------------------------
Income (loss) before income taxes and
  extraordinary item                                              (7,121)          10,408           12,682
Income tax expense (benefit)                                      (2,098)           3,904            5,203
----------------------------------------------------------------------------------------------------------------------
Income (loss) before extraordinary item                           (5,023)           6,504            7,479
Extraordinary loss on early extinguishment of debt
  (net of income tax benefit of $487)                                 --             (795)              --
----------------------------------------------------------------------------------------------------------------------
Net income (loss)                                               $ (5,023)        $  5,709         $  7,479
Earnings per share:
  Income (loss) before extraordinary item                       $   (.63)        $    .87         $   1.21
  Extraordinary loss on early extinguishment of debt                  --             (.11)              --
----------------------------------------------------------------------------------------------------------------------
Net income (loss)                                               $   (.63)        $    .76         $   1.21
----------------------------------------------------------------------------------------------------------------------
Weighted average common shares outstanding                         8,035            7,495            6,195
----------------------------------------------------------------------------------------------------------------------

See accompanying Notes to Consolidated Financial Statements.

Cadmus Communications Corporation and Subsidiaries
CONSOLIDATED BALANCE SHEETS

(In thousands, except share data)                                                        At June 30,
-----------------------------------------------------------------------------------------------------------------------
ASSETS                                                                              1997             1996
-----------------------------------------------------------------------------------------------------------------------
Current assets:
  Cash and cash equivalents                                                       $    184         $  1,141
  Accounts receivable, less allowance for doubtful accounts
     ($2,250 in 1997 and $2,310 in 1996)                                            69,093           76,889
  Inventories                                                                       19,427           23,486
  Deferred income taxes                                                              8,269            2,150
  Prepaid expenses and other                                                         3,969            6,062
-----------------------------------------------------------------------------------------------------------------------
     Total current assets                                                          100,942          109,728
-----------------------------------------------------------------------------------------------------------------------
Property, plant and equipment, net                                                 118,621          116,365
Goodwill and other intangibles, net                                                 42,572           52,846
Other assets                                                                         4,015            3,824
-----------------------------------------------------------------------------------------------------------------------
TOTAL ASSETS                                                                      $266,150         $282,763
-----------------------------------------------------------------------------------------------------------------------

LIABILITIES AND SHAREHOLDERS' EQUITY
-----------------------------------------------------------------------------------------------------------------------
Current liabilities:
  Short-term borrowings                                                           $  1,650         $  3,323
  Current maturities of long-term debt                                               5,017              136
  Accounts payable                                                                  29,593           29,120
  Accrued expenses                                                                  15,674           17,592
  Restructuring reserve                                                              7,612               --
-----------------------------------------------------------------------------------------------------------------------
     Total current liabilities                                                      59,546           50,171
-----------------------------------------------------------------------------------------------------------------------
Long-term debt                                                                      89,452          106,665
Other long-term liabilities                                                          7,811            9,555
Deferred income taxes                                                                9,464            8,804
Shareholders' equity:
  Common stock ($.50 par value; authorized shares - 16,000,000; issued and
     outstanding shares - 7,830,000 in 1997 and 7,908,000 in 1996)                   3,915            3,954
  Capital in excess of par value                                                    51,923           52,971
  Retained earnings                                                                 44,039           50,643
-----------------------------------------------------------------------------------------------------------------------
     Total shareholders' equity                                                     99,877          107,568
-----------------------------------------------------------------------------------------------------------------------
TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY                                        $266,150         $282,763
-----------------------------------------------------------------------------------------------------------------------

See accompanying Notes to Consolidated Financial Statements.

                                                                              28
                                                                              --
                                                                              29

Cadmus Communications Corporation and Subsidiaries
CONSOLIDATED STATEMENTS OF CASH FLOWS

(In thousands)                                                              Years Ended June 30,
-----------------------------------------------------------------------------------------------------------------------
                                                                   1997             1996             1995
-----------------------------------------------------------------------------------------------------------------------
OPERATING ACTIVITIES
Net income (loss)                                                $ (5,023)        $  5,709         $  7,479
Adjustments to reconcile net income (loss) to net cash
  provided by operating activities:
  Extraordinary loss on early extinguishment of debt                   --              795               --
  Depreciation and amortization                                    18,188           14,563           12,132
  Restructuring charge                                             19,699               --               --
  Deferred income taxes                                            (5,459)           1,784            2,080
  Other, net                                                          112            1,942            1,010
-----------------------------------------------------------------------------------------------------------------------
                                                                   27,517           24,793           22,701
-----------------------------------------------------------------------------------------------------------------------
Changes in assets and liabilities, excluding debt and
  effects of acquisitions:
  Accounts receivable, net                                          5,544           (7,064)         (11,999)
  Inventories                                                       4,140           (2,596)          (4,897)
  Accounts payable and accrued expenses                            (3,071)           1,680              624
  Restructure reserve (due to cash payments)                       (2,850)              --               --
  Other current assets                                              2,018           (2,391)            (414)
  Other long-term liabilities (due to pension plan
     payments)                                                     (3,400)            (300)          (1,600)
  Other, net                                                        1,742             (302)             945
-----------------------------------------------------------------------------------------------------------------------
                                                                    4,123          (10,973)         (17,341)
-----------------------------------------------------------------------------------------------------------------------
  Net cash provided by operating activities                        31,640           13,820            5,360
-----------------------------------------------------------------------------------------------------------------------
INVESTING ACTIVITIES
Proceeds from sale of consumer publishing division                  6,500               --               --
Purchases of property, plant and equipment                        (22,883)         (25,289)         (20,959)
Proceeds from sales of property and equipment                       2,860              651            3,610
Purchase of O'Keefe license agreement                                (482)              --               --
Proceeds from sale of unconsolidated joint venture                     --               --            6,800
Proceeds from life insurance loans                                     32              306            2,940
Payments for businesses acquired                                       --          (73,372)          (1,519)
Other, net                                                         (1,552)            (609)            (740)
-----------------------------------------------------------------------------------------------------------------------
  Net cash used in investing activities                           (15,525)         (98,313)          (9,868)
-----------------------------------------------------------------------------------------------------------------------
FINANCING ACTIVITIES
Proceeds from stock offering, net                                      --           38,376               --
Penalty on early extinguishment of debt                                --           (1,282)              --
Proceeds from (repayment of) short-term borrowings                 (1,673)            (452)           3,775
Proceeds from long term revolving credit facility                  18,000           30,000               --
Proceeds from long-term borrowings                                 40,415           32,724              111
Repayment of long-term borrowings                                 (70,747)         (12,502)          (2,250)
Dividends paid                                                     (1,581)          (1,485)          (1,201)
Repurchase and retirement of common stock                          (1,185)              --               --
Proceeds from exercise of stock options                                98              631              449
Other, net                                                           (399)            (602)              (5)
-----------------------------------------------------------------------------------------------------------------------
  Net cash provided by (used in) financing activities             (17,072)          85,408              879
-----------------------------------------------------------------------------------------------------------------------
Increase (decrease) in cash and cash equivalents                     (957)             915           (3,629)
Cash and cash equivalents at beginning of year                      1,141              226            3,855
-----------------------------------------------------------------------------------------------------------------------
Cash and cash equivalents at end of year                         $    184         $  1,141         $    226
-----------------------------------------------------------------------------------------------------------------------

See accompanying Notes to Consolidated Financial Statements.

Cadmus Communications Corporation and Subsidiaries
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

1. SIGNIFICANT ACCOUNTING POLICIES

Basis of Consolidation. The consolidated financial statements include the accounts and operations of Cadmus Communications Corporation and Subsidiaries (the "Company"), a Virginia corporation. All significant intercompany accounts and transactions have been eliminated in consolidation.

Use of Estimates. The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements. Estimates also affect the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Nature of Operations. The Company is an integrated communications company offering products and services in the areas of marketing communications and professional communications.

Revenue Recognition. Substantially all products are produced to customer specifications. The Company recognizes revenue when service projects are completed or products are shipped.

Cash and Cash Equivalents. Cash and cash equivalents include all cash balances and highly liquid investments with an original maturity of three months or less.

Inventories. Inventories are valued at the lower of cost or market. Inventory costs have been determined by the first-in, first-out (FIFO) method for 85.0% (at June 30, 1997) and 69.8% (at June 30, 1996) of inventories. Costs for the remaining inventories have been determined by the last-in, first-out (LIFO) method.

Property, Plant and Equipment. Property, plant and equipment are stated at cost, net of accumulated depreciation. Major renewals and improvements are capitalized, whereas ordinary maintenance and repair costs are expensed as incurred. Gains or losses on disposition of assets are reflected in earnings, and the related asset costs and accumulated depreciation are removed from the respective accounts. Depreciation is calculated by the straight-line method based on useful lives of 30 years for buildings and three to ten years for machinery, equipment, and fixtures.

Goodwill. The Company amortizes costs in excess of fair value of net assets of businesses acquired using the straight-line method over a period not to exceed 40 years. Recoverability is reviewed annually or sooner if events or changes in circumstances indicate that the carrying amount may exceed fair value. Recoverability is then determined by comparing the undiscounted net cash flows of the assets to which the goodwill applies to the net book value including goodwill of those assets. Accumulated amortization at June 30, 1997 and 1996 was $6.4 million and $5.0 million, respectively.

Income Taxes. The Company uses the asset and liability approach of Statement of Financial Accounting Standards No. 109 (SFAS 109) to account for income taxes. SFAS 109 requires the recognition of deferred tax liabilities and assets for the expected future tax consequences of temporary differences between the financial reporting basis and tax basis of assets and liabilities.

Earnings Per Share. Earnings per share is computed on the basis of weighted average common shares outstanding and common equivalent shares in the form of stock options. The Company plans to adopt the provisions of Statement of Financial Accounting Standards No. 128, "Earnings per Share," during the second quarter of fiscal 1998.

Reclassifications. Certain previously reported amounts have been reclassified to conform to the current year presentation.

                                                                              30
                                                                              --
                                                                              31

Cadmus Communications Corporation and Subsidiaries
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

2. RESTRUCTURING CHARGE
During the fourth quarter of fiscal 1997, the Company adopted a restructuring plan that impacted a number of its operations. The plan included the following actions: closure of the Baltimore promotional printing facility and the Long Beach-based direct marketing agency; consolidation of Atlanta and Richmond-based interactive divisions and certain journal fulfillment and distribution operations; realignment of certain management, production and administrative personnel; write-down of certain tangible and intangible assets; and exiting certain non-strategic customer relationships and product lines. In connection with the restructuring plan, the Company recorded a restructuring charge of $19.9 million ($12.9 million net of taxes) in the fourth quarter of fiscal 1997. Most of these actions were taken by the end of fiscal 1997 and the remaining actions are expected to be completed within one year. Management believes the remaining restructuring reserve is adequate to complete the restructuring plan.

The restructuring charge consisted of tangible and intangible asset write-downs of $11.5 million, severance and other employee costs of $4.5 million, facility closure and consolidation costs of $2.9 million and exit costs of $1.0 million. Severance and other employee costs relate to approximately 250 associates at various operating and corporate facilities. In fiscal 1997, the Company made severance payments totaling $1.7 million to approximately 200 associates. Operations that were discontinued as a result of the restructuring reported sales of $16.4 million and $15.9 million in fiscal 1997 and fiscal 1996, respectively.

The restructuring charge discussed above was offset by a $0.3 million restructure gain ($0.2 million net of taxes) recorded in the first quarter of fiscal 1997 related to the restructuring of the former Publishing group. The $0.3 million gain consisted of a $0.7 million gain from the sale of the consumer publishing operation, offset by a $0.4 million charge related to the strategic repositioning of the custom publishing product line into the Marketing Communications Group.

3. ACQUISITIONS AND DISPOSITIONS
In September 1996, the Company sold the net assets of its consumer publishing division for total consideration of $6.5 million. The sale resulted in a pretax gain of $0.7 million (see Note 2). If this sale had occurred on July 1 of fiscal 1997, the impact on the Company's consolidated revenues and earnings would not have been significant.

In May 1996, the Company acquired all of the outstanding stock of Lancaster Press, Inc. and Subsidiary, a Pennsylvania-based producer of scientific, technical and medical journals, for total consideration, including assumed debt and transaction costs, of approximately $58.7 million. Debt assumed included a $2.7 million mortgage payable obligation. The acquisition was funded by borrowings under the Company's revolving credit/term loan facility with its banks (see Note 7).

In November 1995, the Company acquired substantially all of the assets and assumed certain liabilities of The Software Factory, Inc., an Atlanta-based provider of software packaging and media duplication services. The $14.1 million purchase price consisted of 79,681 shares of the Company's common stock, at an aggregate value of $2.0 million, and $12.1 million in cash payments, including direct acquisition costs.

In fiscal 1996, the Company acquired certain assets of four other companies. Total cash paid for these acquisitions was $3.4 million. These acquisitions were not material, either individually or in the aggregate, to the Company's consolidated financial statements taken as a whole.

The funds used to acquire fiscal 1996 acquisitions were primarily provided from the proceeds of the issuance of 1.725 million shares of the Company's common stock (see Note 11). All of the fiscal 1996 acquisitions were accounted for under the purchase method and, accordingly, the costs of the acquisitions were allocated to the assets acquired and liabilities assumed based on their respective fair values. The results of operations of each of the acquired companies have been included in the Company's consolidated results of operations since each respective date of acquisition.

The unaudited consolidated results of operations on a pro forma basis, as though Lancaster Press, Inc. and The Software Factory had been acquired as of the beginning of each of fiscal years 1996 and 1995, are as follows:

---------------------------------------------------------------------------------------------------------------------
(In thousands, except per share data)                                           1996               1995
---------------------------------------------------------------------------------------------------------------------
Revenues                                                                      $391,804           $343,302
Income before extraordinary item                                                 8,372             10,398
Net income                                                                       7,577              9,018
Earnings per share:
  Income before extraordinary item                                            $   1.12           $   1.66
  Net income                                                                      1.01               1.44
---------------------------------------------------------------------------------------------------------------------

4. INVENTORIES
Inventories as of June 30, 1997 and 1996 consist of the following:

---------------------------------------------------------------------------------------------------------------------
(In thousands)                                                                   1997              1996
---------------------------------------------------------------------------------------------------------------------
Raw materials and supplies                                                      $ 4,818           $ 7,345
Work in process:
  Materials                                                                       2,726             5,356
  Other manufacturing costs                                                       8,840             7,937
Finished goods                                                                    3,043             2,848
---------------------------------------------------------------------------------------------------------------------
Inventories                                                                     $19,427           $23,486
---------------------------------------------------------------------------------------------------------------------

If the FIFO inventory valuation method had been used exclusively, inventories would have been $1.2 million and $1.9 million higher at June 30, 1997 and 1996, respectively.

5. PROPERTY, PLANT AND EQUIPMENT
Property, plant, and equipment as of June 30, 1997 and 1996 consist of the following:

---------------------------------------------------------------------------------------------------------------------
(In thousands)                                                                  1997               1996
---------------------------------------------------------------------------------------------------------------------
Land and improvements                                                         $  5,040           $  5,479
Buildings and improvements                                                      45,856             47,898
Machinery, equipment and fixtures                                              167,283            150,462
---------------------------------------------------------------------------------------------------------------------
Total property, plant and equipment                                            218,179            203,839
Less: Accumulated depreciation                                                  99,558             87,474
---------------------------------------------------------------------------------------------------------------------
Property, plant and equipment, net                                            $118,621           $116,365
---------------------------------------------------------------------------------------------------------------------

Commitments outstanding for capital expenditures at June 30, 1997 totaled $14.1 million.

The Company leases office, production and storage space, and equipment under various noncancelable operating leases. A number of leases contain renewal options and some contain purchase options. Certain leases require the Company to pay utilities, taxes, and other operating expenses. Future minimum rental payments required under operating leases that have initial or remaining noncancelable lease terms in excess of one year as of June 30, 1997 are as follows: 1998 - $6.6 million; 1999 - $6.3 million; 2000 - $4.2 million; 2001 -
$3.0 million; 2002 - $1.8 million and thereafter - $5.4 million.

Total rental expense charged to operations was $7.0 million, $5.7 million, and $4.1 million in fiscal 1997, 1996 and 1995, respectively. Substantially all such rental expense represented the minimum rental payments under operating leases.

Depreciation expense was $16.2 million, $13.4 million, and $11.4 million for fiscal 1997, 1996, and 1995, respectively.

                                                                              32
                                                                              --
                                                                              33

Cadmus Communications Corporation and Subsidiaries
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

6. OTHER BALANCE SHEET INFORMATION
Accrued expenses at June 30, 1997 and 1996 consist of the following:

---------------------------------------------------------------------------------------------------------------------
(In thousands)                                                                   1997              1996
---------------------------------------------------------------------------------------------------------------------
Compensation                                                                    $11,029           $10,181
Deferred revenue                                                                  1,576             3,839
Other                                                                             3,069             3,572
---------------------------------------------------------------------------------------------------------------------
Accrued expenses                                                                $15,674           $17,592
---------------------------------------------------------------------------------------------------------------------

Other long-term liabilities consist principally of amounts recorded under deferred compensation arrangements with certain executive officers and other employees and amounts recorded under the pension and other postretirement benefit plans (see Notes 9 and 10).

7. DEBT
Long-term debt at June 30, 1997 and 1996 consists of the following:

---------------------------------------------------------------------------------------------------------------------
(In thousands)                                                                  1997               1996
---------------------------------------------------------------------------------------------------------------------
Bank borrowings:
  Term loan facility                                                           $40,000           $ 30,000
  Revolving credit facility                                                     48,000             30,000
Senior unsecured notes, 6.74%, due 2003                                             --             40,000
Tax-exempt variable rate industrial development bonds,
  weighted average interest rates of 3.6% to 4.4%, due 2016                      3,315              3,315
Mortgage payable, 10%, due 2002                                                  2,696              2,718
Other                                                                              458                768
---------------------------------------------------------------------------------------------------------------------
Total long-term debt                                                            94,469            106,801
Less: current maturities of long-term debt                                       5,017                136
---------------------------------------------------------------------------------------------------------------------
Long-term debt                                                                 $89,452           $106,665
---------------------------------------------------------------------------------------------------------------------

In October 1996, the Company entered into a new $160 million bank credit agreement with six major banks. The $160 million bank credit agreement consists of a $40 million term loan facility, expiring in 2003, and a $120 million revolving credit facility, expiring in 2001. This agreement replaced an existing $115 million bank credit agreement, consisting of a $30 million term loan facility and an $85 million revolving credit facility, entered into with four of the same banks in January 1996. The term of the facility, interest rate spreads and commitment fees were essentially the same under both the current and former bank credit agreements.

The term loan facility requires the Company to make quarterly installment payments beginning January 1998 through expiration. The revolving credit facility requires the Company to pay commitment fees at an annual rate ranging from 1/8 to 1/4 of 1% (based on the level of certain debt covenants) of the total amount of the facility. The rate of interest payable under the bank credit agreement is a function of (i) LIBOR, (ii) prime rate or (iii) money market rate, each as defined under the agreement.

Using the additional capacity available under the new $160 million bank credit agreement, the Company repaid $40 million of 6.74% senior unsecured notes. These notes were originally due in 2003. There was no prepayment penalty associated with this debt retirement.

In December 1995, the Company retired $11.2 million principal of 9.76% Senior Notes originally due June 2000 and recorded a $1.3 million ($0.8 million after tax) extraordinary loss relating to the early retirement of this debt. The funds used for the debt retirement were provided from the proceeds of the issuance of
1.725 million shares of the Company's common stock (see Note 11).

The Company's debt agreements contain covenants regarding fixed charge coverage and net worth and contain other restrictions, including limitations of additional borrowings, and the acquisition, disposition and securitization of assets. In anticipation of the effect of the restructuring charge recorded in the quarter ended June 30, 1997 (see Note 2), the Company obtained waivers of compliance and amendments to certain financial covenants, including covenants regarding fixed charge coverage and minimum net worth. These waivers enabled the Company to comply with the aforementioned covenants at June 30, 1997.

The fair value of long-term debt as of June 30, 1997 approximated its recorded values. The fair value of long-term debt as of June 30, 1996 was $105.8 million based on the market value of debt with similar maturities and covenants.

Maturities of long-term debt are as follows: 1998 - $5.0 million; 1999 - $6.2 million; 2000 - $6.1 million; 2001 - $6.1 million; 2002 - $57.6 million;
thereafter - $13.4 million. The net book value of all encumbered properties as of June 30, 1997 and 1996 totaled $4.4 million and $4.5 million, respectively.

The Company had uncommitted bank lines of credit which provide for unsecured borrowings of up to $20 million, of which $1.65 million was outstanding at June 30, 1997.

The Company incurred interest expense of $8.5 million, $5.4 million, and $5.5 million for fiscal 1997, 1996 and 1995, respectively, of which $0.7 million for 1997, $0.3 million for 1996, and $0.1 million for 1995 were capitalized. Interest paid, net of amounts capitalized, totaled $7.9 million, $5.0 million, and $5.3 million for fiscal 1997, 1996 and 1995 respectively.

The Company has a strategy to optimize the ratio of the Company's fixed to variable rate financing consistent with maintaining an acceptable level of exposure to the risk of interest rate fluctuations. To achieve this mix, the Company, from time to time, enters into interest rate swap agreements with various banks to exchange fixed and variable rate interest payment obligations without the exchange of the underlying principal amounts (the "Notional Amounts"). These agreements are hedged against the Company's long-term borrowings and have the effect of converting the Company's long-term borrowings from variable rate to fixed rate, or fixed rate to variable rate, as required. The differential to be paid or received is accrued as interest rates change and recognized as an adjustment to interest expense related to the debt. The related amount payable to or receivable from counterparties is included in other liabilities or assets. The Company's strategy to effectively convert variable rate financing to fixed rate financing through the use of the aforementioned swap agreements resulted in additional interest cost of $1.2 million in fiscal 1997 and $.7 million in fiscal 1996 and 1995.

At June 30, 1997, the Company had one fixed-to-floating interest rate swap agreement outstanding with a notional amount of $35 million. This swap was entered into in fiscal 1994 to convert $35 million of the 6.74% Senior Notes due in 2003 to floating-rate debt. Under the terms of this agreement, the Company receives interest payments at a fixed rate of 5.265% and pays interest at a variable rate which is based on six-month LIBOR. The initial term of this swap agreement expires in fiscal 1998, and is renewable at the bank's option for an additional two years. The fair value of this contract (which is not recognized in the consolidated financial statements) at June 30, 1997 and 1996 was negative $0.4 million, and negative $1.1 million, respectively. In fiscal 1997, the Company repaid the fixed rate debt hedged by this swap with variable rate debt. To adjust the ratio of the Company's fixed to variable rate financing, the Company entered into additional floating-to-fixed rate swap agreements in fiscal 1997.

At June 30, 1997, the Company had various floating-to-fixed interest rate swap agreements outstanding with notional amounts totaling $88.7 million. These swaps effectively convert a portion of the Company's variable-rate debt and aforementioned fixed-to-floating rate swap to a fixed-rate. The swap agreements have individual notional amounts ranging from $6.5 million to $40 million. Under the terms of each of the agreements, the Company receives interest payments at a variable rate based on either 30-day or six-month LIBOR and pays interest at a fixed rate ranging from 6.54% to 8.09%. The fair value of these contracts (which is not recognized in the consolidated financial statements) at June 30, 1997 and 1996 totaled negative $1.1 million and negative $0.3 million, respectively. These swap agreements are scheduled to expire as follows: 1999: $18.7 million; 2001: $40 million; 2003: $30 million.

                                                                              34
                                                                              --
                                                                              35

Cadmus Communications Corporation and Subsidiaries
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

The Notional Amounts and applicable rates of the Company's interest rate swap agreements are as follows:

---------------------------------------------------------------------------------------------------------------------
                                            Paid Fixed,                           Paid Floating,
                                         Received Floating                        Received Fixed
---------------------------------------------------------------------------------------------------------------------
(In thousands)                     1997        1996        1995            1997        1996        1995
---------------------------------------------------------------------------------------------------------------------
Notional amount:
Beginning balance                 $47,900     $17,375     $ 9,125         $35,000     $35,000     $35,000
New contracts                      40,800      37,900      10,000              --          --          --
Expired contracts                      --      (7,375)     (1,750)             --          --          --
---------------------------------------------------------------------------------------------------------------------
Ending balance                    $88,700     $47,900     $17,375         $35,000     $35,000     $35,000
---------------------------------------------------------------------------------------------------------------------

                                                                                     Weighted Average
                                                                                 Interest Rates for 1997
---------------------------------------------------------------------------------------------------------------------
Type of swap:                                                                    Paid            Received
---------------------------------------------------------------------------------------------------------------------
Paid fixed, received floating                                                   7.062%            5.653%
Paid floating, received fixed                                                   5.633%            5.338%
---------------------------------------------------------------------------------------------------------------------

The Notional Amount of each swap contract does not represent exposure to credit loss. In the event of default by the counterparties, the risk, if any, is the cost of replacing the swap agreement at current market rates. The Company continually monitors its positions and the credit rating of its counterparties and limits the amount of agreements it enters into with any one party. Management does not anticipate nonperformance by the counterparties; however, if incurred, any such loss would be immaterial.

8. INCOME TAXES
Income taxes expense (benefit), for the years ended June 30, 1997, 1996, and 1995 consist of the following:

-----------------------------------------------------------------------------------------------------------------------
(In thousands)                                                         1997            1996           1995
-----------------------------------------------------------------------------------------------------------------------
Current:
  Federal                                                             $ 2,878         $2,139         $3,052
  State                                                                   483            418            297
-----------------------------------------------------------------------------------------------------------------------
Total current                                                           3,361          2,557          3,349
-----------------------------------------------------------------------------------------------------------------------
Deferred:
  Federal                                                              (4,047)         1,176          1,743
  State                                                                (1,412)           171            111
-----------------------------------------------------------------------------------------------------------------------
Total deferred                                                         (5,459)         1,347          1,854
-----------------------------------------------------------------------------------------------------------------------
Income tax expense (benefit)                                          $(2,098)        $3,904         $5,203
-----------------------------------------------------------------------------------------------------------------------

The amounts of income tax expense (benefit) differ from the amounts obtained by application of the statutory U.S. rates to income (loss) before income taxes and extraordinary item for the reasons shown in the following table:

-----------------------------------------------------------------------------------------------------------------------
(In thousands)                                                         1997            1996           1995
-----------------------------------------------------------------------------------------------------------------------
Computed at statutory U.S. rate                                       $(2,452)        $3,539         $4,312
State income taxes, net of Federal tax benefit                           (613)           388            269
Goodwill amortization                                                     924            251            221
Research tax credit                                                       (75)          (217)            --
Sale of joint venture                                                      --             --            295
Other                                                                     118            (57)           106
-----------------------------------------------------------------------------------------------------------------------
Income tax expense (benefit)                                          $(2,098)        $3,904         $5,203
-----------------------------------------------------------------------------------------------------------------------

Cash paid for income taxes totaled $2.3 million, $2.4 million, and $3.3 million, for fiscal 1997, 1996, and 1995, respectively.

The Company has state net operating loss carryforwards aggregating approximately $53.5 million, which expire during fiscal years 2004 to 2012. A valuation allowance of $0.6 million has been established for state net operating loss benefits that are not expected to be realized. The valuation allowance increased by $0.2 million in fiscal 1997 and 1996.

The tax effects of the significant temporary differences which comprise the deferred tax assets and liabilities in the consolidated balance sheets at June 30, 1997 and 1996 are as follows:

---------------------------------------------------------------------------------------------------------------------
(In thousands)                                                                   1997              1996
---------------------------------------------------------------------------------------------------------------------
Assets:
  Allowance for doubtful accounts                                               $   857           $   784
  Inventories                                                                       374               274
  Employee benefits                                                               3,510             3,363
  State net operating loss carryforwards                                          1,354               891
  Debt discount                                                                     236               236
  Accrued restructuring costs                                                     5,894                --
  Other                                                                              72                --
---------------------------------------------------------------------------------------------------------------------
Gross deferred tax assets                                                        12,297             5,548
---------------------------------------------------------------------------------------------------------------------
Liabilities:
  Property, plant, and equipment                                                 12,450            11,603
  Goodwill and other intangibles                                                    356               152
  Other                                                                              39                35
---------------------------------------------------------------------------------------------------------------------
Gross deferred tax liabilities                                                   12,845            11,790
---------------------------------------------------------------------------------------------------------------------
Less: Valuation allowance                                                           647               412
---------------------------------------------------------------------------------------------------------------------
Net liability                                                                   $ 1,195           $ 6,654
---------------------------------------------------------------------------------------------------------------------

9. RETIREMENT PLANS
Defined Benefit Plans
The Company sponsors noncontributory defined benefit pension plans which cover substantially all employees. The Company also participates in a multi-employer retirement plan which provides defined benefits to employees covered under a collective bargaining agreement. The plans provide benefit payments using formulas based on an employee's compensation and length of service, or stated amounts for each year of service. The Company makes contributions to its plans sufficient to meet the minimum funding requirements of applicable laws and regulations. Contributions to the multi-employer plan are generally based on a negotiated labor contract. The Company's contributions totaled $3.4 million, $0.3 million, and $1.6 million in fiscal 1997, 1996 and 1995, respectively. Plan assets consist primarily of equity and debt securities.

The components of net pension costs for fiscal 1997, 1996, and 1995 follow:

-----------------------------------------------------------------------------------------------------------------------
(In thousands)                                                          1997           1996           1995
-----------------------------------------------------------------------------------------------------------------------
Present value of benefits earned                                       $2,341         $2,010         $1,763
Interest cost on plan liabilities                                       2,783          2,305          1,946
Return on plan assets:
  Actual                                                               (3,567)        (4,522)        (2,257)
  Deferred                                                                838          2,382            371
Net amortization                                                          (86)          (104)          (112)
Contributions to multi-employer plan                                       59             --             --
-----------------------------------------------------------------------------------------------------------------------
Net pension costs                                                      $2,368         $2,071         $1,711
-----------------------------------------------------------------------------------------------------------------------

                                                                              36
                                                                              --
                                                                              37

Cadmus Communications Corporation and Subsidiaries
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

The actuarial assumptions used in determining net pension cost and the related benefit obligations were as follows:

---------------------------------------------------------------------------------------------------------------------
                                                                        1997          1996          1995
---------------------------------------------------------------------------------------------------------------------
Discount rate                                                           8.25%         8.25%          8.5%
Rate of increase in compensation                                         4.5%          4.5%          4.5%
Long-term rate of return on plan assets                                  9.0%          9.0%          9.0%
---------------------------------------------------------------------------------------------------------------------

A summary of the funded status of the pension plans at June 30, 1997 and 1996 follows:

-----------------------------------------------------------------------------------------------------------------------
(In thousands)                                                                       1997            1996
-----------------------------------------------------------------------------------------------------------------------
Actuarial present value of benefit obligations:
     Vested benefits                                                                $32,941         $25,698
     Nonvested benefits                                                               2,074           2,099
-----------------------------------------------------------------------------------------------------------------------
  Accumulated benefit obligation                                                     35,015          27,797
  Effect of projected salary increases                                                5,843           4,878
-----------------------------------------------------------------------------------------------------------------------
Projected benefit obligation                                                         40,858          32,675
-----------------------------------------------------------------------------------------------------------------------
Plan assets at market value                                                          35,057          27,771
-----------------------------------------------------------------------------------------------------------------------
Excess of projected benefit obligation over plan assets                               5,801           4,904
Unrecognized net asset at transition                                                  1,226           1,397
Unrecognized prior service cost                                                         (40)             74
Unrecognized gains (losses)                                                          (1,341)            351
Additional minimum pension liability                                                    493              17
-----------------------------------------------------------------------------------------------------------------------
Accrued pension costs                                                               $ 6,139         $ 6,743
-----------------------------------------------------------------------------------------------------------------------

Defined Contribution Plan
The thrift savings plan enables employees to save a portion of their earnings on a tax-deferred basis and also provides for matching contributions from the Company for a portion of the employees' savings. Additionally, the plan provides for individual subsidiary companies to make profit-sharing contributions. The Company's expense under this plan was $1.8 million in fiscal 1997 and 1996, and $1.5 million for fiscal 1995.

10. OTHER POSTRETIREMENT BENEFITS
All employees of the Company are eligible for retiree medical coverage if they retire on or after attaining age 55 with ten or more years of service. Benefits differ depending upon the date of retirement. For those employees who retired prior to April 1, 1988, and are under age 65, coverage is available at a cost to the retiree equal to the cost to the Company for an active employee less the fixed company subsidy. Once employees in this group have reached age 65, coverage is available at a cost to the retiree equal to the cost to the Company for a post-65 retiree less the fixed company subsidy. For those employees who retired on or after April 1, 1988, but before January 1, 1994, coverage is available until the earlier of retiree's death or attainment of age 65. The retiree contributes the full active rate. Upon reaching age 65, coverage under the Company's plan ceases and the retiree becomes covered by Medicare. For those employees who retire on or after January 1, 1994, coverage is available until the earlier of the death of the retiree, or attainment of age 65. The retiree contributes the full retiree rate, which is equal to the cost to the Company for a pre-65 retired employee. Upon reaching age 65, coverage under the Company's plan ceases, and the retiree becomes covered by Medicare. The Company has no accumulated postretirement benefit obligation attributable to active employees.

The following table sets forth the components of the accrued postretirement benefit obligation as of June 30, 1997 and 1996:

----------------------------------------------------------------------------------------------------------------------
(In thousands)                                                                         1997           1996
----------------------------------------------------------------------------------------------------------------------
Accrued postretirement benefit obligation attributable to retirees                     $356           $248
Unrecognized net gain                                                                   274            461
----------------------------------------------------------------------------------------------------------------------
Accrued postretirement benefit cost                                                    $630           $709
----------------------------------------------------------------------------------------------------------------------

Amounts recognized as net periodic postretirement benefit cost in fiscal 1997 and 1996 were not material.

The discount rate used in determining the accumulated postretirement benefit obligation as of June 30, 1997 was 8.25%. The assumed healthcare cost trend rate used in measuring the accumulated benefit obligation was 9% in fiscal 1997 gradually decreasing to 5.75% in the year 2003 and remaining level thereafter. A one percentage-point increase in the assumed health care cost trend rates would not change the accumulated postretirement benefit obligation.

11. SHAREHOLDERS' EQUITY

Shareholders' equity consists of the following:

-----------------------------------------------------------------------------------------------------------------------
(Dollars in thousands,                                  Common Stock         Capital in Excess     Retained
  except per share data)                             Shares       Amount       of Par Value        Earnings
-----------------------------------------------------------------------------------------------------------------------
Balance at June 30, 1994                            5,984,000     $2,992          $11,796          $40,141
Net income                                                 --        --                --            7,479
Cash dividends - $.20 per share                            --        --                --           (1,201)
Net shares issued upon exercise of
  stock options                                        46,000        23               652               --
-----------------------------------------------------------------------------------------------------------------------
Balance at June 30, 1995                            6,030,000     3,015            12,448           46,419
Net income                                                 --        --                --            5,709
Cash dividends - $.20 per share                            --        --                --           (1,485)
Issuances of stock                                  1,805,000       902            39,459               --
Net shares issued upon exercise of
  stock options                                        73,000        37             1,064               --
-----------------------------------------------------------------------------------------------------------------------
Balance at June 30, 1996                            7,908,000     3,954            52,971           50,643
Net loss                                                   --        --                --           (5,023)
Cash dividends - $.20 per share                            --        --                --           (1,581)
Repurchase and retirement of common stock             (88,000)      (44)           (1,141)              --
Net shares issued upon exercise of
  stock options                                        10,000         5                93               --
-----------------------------------------------------------------------------------------------------------------------
Balance at June 30, 1997                            7,830,000     $3,915          $51,923          $44,039
-----------------------------------------------------------------------------------------------------------------------

In fiscal 1997, the Board of Directors authorized the repurchase of up to 750,000 shares of the Company's common stock, or about 9% of shares outstanding. Shares may be repurchased from time to time in the open market or privately negotiated transactions over the next year. As of June 30, 1997, 88,000 shares had been repurchased under this authorization.

In 1989 and 1990, the Board of Directors authorized the purchase of up to 200,000 shares of the Company's stock from time to time on the open market. The shares, if and when purchased, may be used for the funding of employee benefit plans. As of June 30, 1997, 133,000 shares had been repurchased under this authorization.

In November 1995, the Company completed the issuance of an additional 1.725 million shares of the Company common stock through a public offering, resulting in net proceeds (after deducting issuance costs) of $38.4 million. The Company used the net proceeds to (i) repay the $11.2 million of 9.76% Senior Notes due in

                                                                              38
                                                                              --
                                                                              39

Cadmus Communications Corporation and Subsidiaries
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

June 2000, plus a $1.3 million ($0.8 million after tax) prepayment penalty, (ii) fund the cash portion of certain acquisitions and (iii) repay short-term borrowings used to fund seasonal working capital needs.

In February 1989, as part of a shareholder rights plan, the Board of Directors declared a dividend distribution of one preferred share purchase right for each outstanding share of common stock. Each right entitles the shareholder to buy one unit (one one-thousandth of a share) of Series A Preferred Stock at a purchase price of $45 per share (the "Purchase Price"), subject to adjustment. The rights will become exercisable initially if a person or group acquires or announces a tender offer for 20% or more of the Company's common stock ("Acquiring Person"), at which time each right will be exercisable to purchase one unit of Series A Preferred at the Purchase Price. At any time after a person becomes an Acquiring Person, the Company may issue a share of common stock in exchange for each right other than those held by the Acquiring Person. If an Acquiring Person acquires 30% or more of the Company's common stock or an Acquiring Person merges into or combines with the Company, each right will entitle the holder, other than the Acquiring Person, upon payment of the Purchase Price, to acquire Series A Preferred or, at the option of the Company, common stock, having a market value equal to twice the Purchase Price. If the Company is acquired in a merger or other business combination in which it does not survive or if 50% of its earnings power is sold, each right will entitle the holder, other than the Acquiring Person, to purchase securities of the surviving company having a market value equal to twice the Purchase Price. Unless redeemed earlier, the rights expire on February 13, 1999. The rights may be redeemed by the Board of Directors at any time prior to the tenth day after a person becomes an Acquiring Person, subject to the Board of Directors' ability to extend or reinstate the redemption period under certain circumstances. The rights may have certain anti-takeover effects. An Acquiring Person will experience substantial dilution under certain circumstances. However, the rights should not interfere with any merger or other business combination approved by the Board of Directors because the rights are generally redeemable at the discretion of the Board.

In addition to its common stock, the Company's authorized capital includes 1,000,000 shares of preferred stock ($1.00 par value), issuable in series, of which 100,000 shares are designated as Series A Preferred.

12. STOCK OPTIONS
Under the Company's stock option plans, selected employees and non-employee directors may be granted options to purchase its common stock at prices equal to the fair market value of the stock at the date the options are granted. In fiscal 1997, the Company adopted the disclosure-only provisions of Statement of Financial Accounting Standards No. 123 (SFAS 123), "Accounting for Stock-Based Compensation." As permitted by the provisions of SFAS 123, the Company continues to follow Accounting Principles Board Opinion No. 25, "Accounting for Stock Issued to Employees," and related interpretations in accounting for its stock-based awards. Accordingly, since stock options are issued at fair market value on the date of grant, the Company does not recognize charges to earnings resulting from the plans.

The following information is provided solely in connection with the disclosure requirements of SFAS 123. If the Company had elected to recognize compensation cost related to its stock options granted in fiscal 1997 and 1996 in accordance with the provisions of SFAS 123, the impact would not have been material. Specifically, there would have been a pro forma net loss of $5,256,000 in fiscal 1997 ($0.65 per share) and pro forma net income of $5,604,000 during fiscal 1996 ($0.75 per share). The fair value for these options was estimated at the date of grant using a Black-Scholes option pricing model with the following weighted-average assumptions for fiscal 1997 and 1996, respectively: risk-free interest rates of 6.61% and 6.64%; dividend yields of 1.42% and 1.12%; volatility factors of .391 and .390; and an expected life of 8 years. The weighted-average fair value of options was $6.71 and $9.12 per option during fiscal 1997 and 1996, respectively.

A summary of the Company's stock option activity and related information for the fiscal years ended June 30, 1997, 1996 and 1995 follows:

-------------------------------------------------------------------------------------------------------------------------
                                                                                               Weighted
                                               Number of           Option Price                 Average
                                                Shares               Per Share             Exercise Price(A)
-------------------------------------------------------------------------------------------------------------------------
Outstanding at June 30, 1994                    453,000           $ 6.38 to $28.00
Exercised                                       (50,000)            9.00 to  10.63
Granted                                         204,000            16.75 to  19.19
-------------------------------------------------------------------------------------------------------------------------
Outstanding at June 30, 1995                    607,000             6.38 to  28.00
Exercised                                       (71,000)            6.38 to   9.75
Granted                                         169,000            16.75 to  25.06
Lapsed or canceled                              (32,000)           16.75 to  25.06
-------------------------------------------------------------------------------------------------------------------------
Outstanding at June 30, 1996                    673,000             8.25 to  28.00              $ 14.12
Exercised                                       (10,000)                      9.81                 9.81
Granted                                         258,000            13.18 to  16.13                14.06
Lapsed or canceled                              (24,000)            9.13 to  19.19                16.30
-------------------------------------------------------------------------------------------------------------------------
Outstanding at June 30, 1997                    897,000           $ 8.25 to  28.00              $ 14.08
-------------------------------------------------------------------------------------------------------------------------
-------------------------------------------------------------------------------------------------------------------------
Exercisable at June 30:
  1995                                          478,000           $ 6.38 to $17.36
  1996                                          436,000             8.25 to  24.05
  1997                                          403,000             8.25 to  24.05              $ 11.44
-------------------------------------------------------------------------------------------------------------------------

(A) Disclosure of weighted average exercise price information is required by SFAS 123 for fiscal years beginning after December 15, 1995.

The weighted-average remaining contractual life of options outstanding at June 30, 1997 is 7.2 years. At June 30, 1997, 1,427,000 shares of authorized but unissued common stock were reserved for issuance upon exercise of options granted or grantable under the plans. Options are generally exercisable under the plans for periods of five to ten years from the date of grant.

-------------------------------------------------------------------------------------------------------------------
                                       Weighted
                      Number of        Average           Weighted         Number of         Weighted
    Range of           Options        Remaining          Average           Options          Average
 Exercise Prices     Outstanding     Life (years)     Exercise Price     Exercisable     Exercise Price
-------------------------------------------------------------------------------------------------------------------
 $ 8.25 to $13.25      363,000            5.1             $ 9.76           317,000           $ 9.25
 $14.25 to $19.19      509,000            8.8              16.59            65,000            17.46
 $24.05 to $28.00       25,000            4.9              25.79            21,000            25.93
-------------------------------------------------------------------------------------------------------------------

13. CONCENTRATIONS OF CREDIT RISK
Financial instruments which potentially subject the Company to concentrations of credit risk consist principally of trade receivables. Concentrations of credit risk with respect to trade receivables are limited due to the large number of customers comprising the Company's customer base, and their dispersion across different businesses and geographic regions. As of June 30, 1997 and 1996, the Company had no significant con-centrations of credit risk.

14. CONTINGENCIES
The Company is party to various legal actions which are ordinary and incidental to its business. While the outcome of legal actions cannot be predicted with certainty, management believes the outcome of any of these proceedings, or all of them combined, will not have a materially adverse effect on its consolidated financial position or results of operations.

Cadmus Communications Corporation and Subsidiaries
REPORT OF INDEPENDENT PUBLIC ACCOUNTANTS




To the Shareholders and Board of Directors of Cadmus Communications Corporation:


      We have audited the accompanying consolidated balance sheets of Cadmus Communications Corporation (a Virginia corporation), and Subsidiaries as of June 30, 1997 and 1996, and the related consolidated statements of income and cash flows for each of the three years in the period ended June 30, 1997. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.
        We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform an audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.
      In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Cadmus Communications Corporation and Subsidiaries as of June 30, 1997 and 1996, and the results of their operations and their cash flows for each of the three years in the period ended June 30, 1997, in conformity with generally accepted accounting principles.

                                                      ARTHUR ANDERSEN LLP

Richmond, Virginia
   July 31, 1997

                                                                              41