Form 10-K, Exhibit 13
period 1998-06-30
CADMUS COMMUNICATIONS CORP/NEW
filed 1998-09-28
CIK 745274

EXHIBIT 13
CADMUS COMMUNICATIONS CORPORATION AND SUBSIDIARIES
SELECTED FINANCIAL DATA(2)
--------------------------------------------------------------------------------

The following data should be read in conjunction with the consolidated financial statements of the Company and management's discussion and analysis that appear elsewhere in this report.


(Dollars in thousands, except per share data)                                       Years Ended June 30
---------------------------------------------------------- ---------------------------------------------------------------------
                                                                1998          1997          1996          1995          1994
                                                                  ----------  (as adjusted, see note 1) -------------
OPERATIONS
Net sales                                                    $393,823      $384,942      $ 336,655     $279,641      $ 247,730
Cost of sales                                                 304,014       299,840        258,947      209,259        184,488
Gross profit                                                   89,809        85,102         77,708       70,382         63,242
Selling and administrative expenses                            62,141        63,123         61,204       52,172         48,824
Operating income
 - as reported                                                 23,718         2,280         16,504       18,210         12,518
 - before restructuring charge(3)                              27,668        21,979         16,504       18,210         14,418
Income (loss) before income taxes, extraordinary item and
 cumulative effect of changes in accounting principles
 - as reported                                                 14,780        (7,436)        10,547       12,838          7,533
 - before restructuring charge(3)                              18,730        12,263         10,547       12,838          9,433
Income (loss) before extraordinary item and cumulative
 effect of changes in accounting principles(4)
 - as reported                                                  9,090        (5,217)         6,591        7,575          4,565
 - before restructuring charge(3)                              11,541         7,556          6,591        7,575          5,665
Net income (loss)(4)
 - as reported                                                  9,090        (5,217)         5,796        7,575          4,966
 - before restructuring charge(3)                              11,541         7,556          5,796        7,575          6,066
------------------------------------------------------------------------------------------------------------------------------
PER SHARE DATA(5)
Income (loss) before extraordinary item and cumulative
 effect of changes in accounting principles(4)
 - as reported                                               $   1.11       $  (.65)     $    .88      $   1.22      $    .75
 - before restructuring charge(3)                                1.41           .94           .88          1.22           .93
Net income (loss)(4)
 - as reported                                                   1.11          (.65)          .77          1.22           .82
 - before restructuring charge(3)                                1.41           .94           .77          1.22          1.00
Cash dividends                                                    .20           .20           .20           .20           .20
Shareholders' equity                                            13.86         12.85         13.72         10.41          9.31
------------------------------------------------------------------------------------------------------------------------------
FINANCIAL POSITION
Working capital(3)                                           $ 35,315      $ 49,774      $  60,517     $ 33,286      $  26,033
Property, plant and equipment, net                            133,836       118,621        116,365       84,570         77,072
Goodwill and other intangibles, net                            48,158        42,572         52,846        8,281          7,617
Total assets                                                  291,752       266,916        283,723      172,443        160,906
Short-term borrowings                                           2,100         1,650          3,323        3,775             --
Long-term debt, including current maturities                   99,655        94,469        106,801       56,342         58,440
Total shareholders' equity                                    109,816       100,643        108,528       62,755         55,706
Total capital                                                 211,571       196,762        218,652      122,872        114,146
-------------------------------------------------------------------------------------------------------------------------------
SELECTED RATIOS
Gross profit margin                                              22.8%         22.1%          23.1%        25.2%          25.5%
Operating income margin(3)                                        7.0%          5.7%           4.9%         6.5%           5.8%
Effective tax rate                                               38.5%         38.4%          37.5%        41.0%          39.9%
Sales to average total capital                                    1.9           1.9            2.0          2.4            2.3
Current ratio(3)                                                  1.5           2.0            2.2          1.8            1.7
Debt as a percent of total capital                               48.1%         48.8%          50.4%        48.9%          51.2%
Operating income return on average total capital(3)              13.6%         10.6%           9.7%        15.4%          13.3%
Net income return on average shareholders' equity (3)(4)         11.0%          7.2%           6.8%        12.8%          11.3%
--------------------------------------------------------------------------------------------------------------------------------
OTHER DATA
Weighted-average common shares outstanding                      8,176         8,035          7,495        6,195          6,085
Shares outstanding at fiscal year end                           7,921         7,830          7,908        6,030          5,984
Stock market price data:
 High                                                        $     28       $    17 3/4   $     29 7/8   $   24 3/4     $   19 1/2
 Low                                                               14            12 1/4         13 1/4       14 1/2          8 1/2
 Close (at fiscal year end)                                        24 1/4        15 1/2         15 3/8       23 5/8         17 3/4
Number of associates (approximate)                              3,000         3,000          3,200        2,400          2,400
--------------------------------------------------------------------------------------------------------------------------------

(1) During the fourth quarter of fiscal 1998, the Company changed its method of accounting for certain of its inventories from the last-in, first-out method to the first-in, first-out method. As required by generally accepted accounting principles, the Company has retroactively adjusted prior years' financial statements for the change. This table reflects the retroactively adjusted financial statements for the change. The restatement had no effect on net income in fiscal 1998, increased the net loss in fiscal 1997 by $194,000 or $0.02 per share, increased net income in fiscal 1996 by $87,000 or $0.01 per share, increased net income in fiscal 1995 by $96,000 or $0.01 per share, and decreased net income in fiscal 1994 by $242,000, or $0.04 per share.
(2) Certain reclassifications were made to prior years' amounts to conform to current year presentation.
(3) Excludes the effects of restructuring charges of $3.95 million ($2.5 million net of tax) in fiscal 1998, $19.7 million ($12.7 million after tax) in fiscal 1997, and $1.9 million ($1.1 million after tax) in fiscal
    1994.
(4) After extraordinary loss on early extinguishment of debt in fiscal 1996 of $0.8 million (net of tax) and income from cumulative effect of changes in accounting principles in fiscal 1994 of $0.4 million (net of tax).
(5) Income per share data assumes dilution.

-------
21

CADMUS COMMUNICATIONS CORPORATION AND SUBSIDIARIES
MANAGEMENT'S DISCUSSION AND ANALYSIS
--------------------------------------------------------------------------------

GENERAL
Cadmus Communications Corporation provides customers with integrated, end-to-end information and communications solutions. These end-to-end solutions involve a full range of creative, production and distribution services. The Company is organized around two business sectors: Professional Communications, serving customers who publish information and Marketing Communications, serving customers who convey marketing messages. Headquartered in Richmond, Virginia, Cadmus is the 22nd largest graphic communications company in North America.



ORGANIZATIONAL STRUCTURE

The Company's current organizational structure was effected during fiscal 1997, when it announced a major restructuring plan designed to exit or reshape those businesses that were not performing or were not core to its strategy, and to create a more efficient and cost effective organizational structure. In conjunction with the restructuring, the Company reorganized its organizational and operational structure to form Cadmus Marketing Communications and Cadmus Professional Communications. The Company's previous organizational structure consisted of the Periodicals, Graphic Communications, Marketing, and Publishing groups.
     Cadmus Marketing Communications provides commercial printing, graphic solutions, print and broadcast advertising, direct marketing, catalog and collateral design, publication development, financial communication, point of purchase, specialty packaging and promotional printing, software duplication and distribution, and interactive services to customers who convey marketing messages. Cadmus Professional Communications provides a full range of composition, editorial, production, distribution, and related services for publishers of scientific, technical, and medical journals, magazines, trade association publications and commercial publications.



RESULTS OF OPERATIONS

The following table presents the major components from the Consolidated Statements of Income as a percent of sales for the three fiscal years discussed herein:



                                                                                  Years Ended June 30
---------------------------------------------------------------------------------------------------------------------
                                                                       1998             1997               1996
                                                                                  (as adjusted -      (as adjusted -
                                                                                      note 1)             note 1)
---------------------------------------------------------------------------------------------------------------------
Net sales                                                              100.0%          100.0%              100.0%
Cost of sales                                                           77.2            77.9                76.9
                                                                       -----           -----               -----
Gross profit                                                            22.8            22.1                23.1
Selling and administrative expenses                                     15.8            16.4                18.2
Restructuring charge                                                     1.0             5.1                  --
                                                                       -----           -----               -----
Operating income                                                         6.0             0.6                 4.9
Interest expense                                                         1.9             2.0                 1.5
Other expenses, net                                                      0.3             0.5                 0.3
                                                                       -----           -----               -----
Income (loss) before income taxes and extraordinary item                 3.8           ( 1.9)                3.1
Income tax expense (benefit)                                             1.5           ( 0.6)                1.2
                                                                       -----           -----               -----
Income (loss) before extraordinary item                                  2.3           ( 1.3)                1.9
Extraordinary loss on early extinguishment of debt, net of tax            --              --                 0.2
---------------------------------------------------------------------------------------------------------------------
Net income (loss)                                                        2.3%          ( 1.3)%               1.7%
---------------------------------------------------------------------------------------------------------------------


(1) During the fourth quarter of fiscal 1998, the Company changed its method of accounting for certain of its inventories from the last-in, first-out method to the first-in, first-out method. As required by generally accepted accounting principles, the Company has retroactively adjusted prior years' financial statements for the change. This table reflects the retroactively adjusted financial statements for the change. The restatement had no effect on net income in fiscal 1998 and increased the net loss in fiscal 1997 by $194,000 or $0.02 per share. See Note 4 in the Notes to Consolidated Financial Statements.


                                                                      -------

--------------------------------------------------------------------------------

Each of these major components is discussed in additional detail in the subsections below:

RESTRUCTURING ACTIVITIES
In April 1998, the Company acquired Germersheim, Inc., an Atlanta-based national point of purchase marketing service provider. During the fourth quarter of fiscal 1998, the Company recorded a one-time restructuring charge of $3.95 million ($2.5 million net of tax) related to the integration of Germersheim, Inc. with its existing point of purchase operations. The charge included costs to consolidate facilities, eliminate duplicate assets, and provide severance costs.
     During the fourth quarter of fiscal 1997, the Company adopted a restructuring plan that impacted a number of its operations. The plan included the following actions: closure of the Baltimore promotional printing facility and the Long Beach-based direct marketing agency; consolidation of Atlanta and Richmond-based interactive divisions and certain journal fulfillment and distribution operations; realignment of certain management, production and administrative personnel; write-down of certain tangible and intangible assets; and exiting certain nonstrategic customer relationships and product lines. In connection with the restructuring plan, the Company recorded a restructuring charge of $19.9 million ($12.9 million net of tax) in the fourth quarter of fiscal 1997. Operations that were discontinued as a result of the restructuring reported sales of $16.4 million and $15.9 million in fiscal 1997 and fiscal 1996, respectively. The fiscal 1997 restructuring charge was offset by a $0.3 million restructuring gain ($0.2 million net of tax) recorded in the first quarter of fiscal 1997 related to the restructuring of the former publishing operations.


COMPARISON OF FISCAL 1998 WITH FISCAL 1997
Sales rose 2% to $393.8 million for fiscal 1998. Adjusted for businesses discontinued in connection with the 1997 restructuring and for the 1998 acquisition of Germersheim, Inc., sales growth was 7%.
     Sales for the Professional Communications sector were $203 million for 1998, essentially flat with sales in 1997. This flat performance was due to lower paper prices and the planned downsizing of the magazine product line, offset by increases in sales in trade association/educational institution publications and a 1% increase in journal sales.
     Sales for the Marketing Communications sector were $199 million for fiscal 1998, compared to $184 million for fiscal 1997, representing an increase of 8%. Adjusting for the impact of discontinued operations and the Germersheim, Inc., acquisition, sales increased by 17%. This increase in Marketing Communications sales was led primarily by the (i) Specialty Packaging and Promotional group, which recorded a 19% increase in sales, (ii) CadmusCom, which posted an 18% increase in agency fees, (iii) the Financial Communications group, which recorded a 31% sales increase, and (iv) strong performance by the Graphic Solutions and Point of Purchase groups, particularly in the latter half of the fiscal year. The solid growth in the packaging and promotional product line, due primarily to growth from new customers, occurred despite disruption in first quarter production related to the relocation of this operation to a newly-constructed facility. The revenue increase in the CadmusCom group was driven by a 32% increase in Direct Marketing agency fees resulting from new account development and growth from existing customers, a 19% increase in Custom Publishing agency fees due to growth from existing customers, and an increase in catalog design and photography agency fees due to increased billings to existing customers. The growth in the Financial Communications group was driven by strong capital markets activity, growth in mutual fund services, and growth in full service banking relationships.
     Gross profit margins for the Company improved to $89.8 million in fiscal 1998, or 22.8% of sales, up from $85.1 million, or 22.1% of sales in the prior year. This increase was primarily attributable to the benefits resulting from restructuring actions taken by the Company in the fourth quarter of fiscal 1997, a favorable change in product mix, and lower paper prices.
     Selling and administrative expenses were $62.1 million for fiscal 1998, representing a decrease of $1 million from the prior year. As a percent of sales, selling and administrative expenses decreased from 16.4% in fiscal 1997 to 15.8% in this fiscal year. This improvement was driven by efficiencies resulting from restructuring actions taken by the Company in the fourth quarter of fiscal 1997.
     Operating income was $23.7 million for fiscal 1998, as compared to $2.3 million for fiscal 1997. Operating income was affected by restructuring charges taken of $3.95 million and $19.7 million in fiscal 1998 and 1997, respectively. Operating income, before restructuring charges, rose to $27.7 million, or 7% of sales, from $22.0 million, or 5.7% of sales in the prior year. This increase in operating margins was driven by a 110 basis point improvement over last year in the Professional Communications sector and a 200 basis point improvement over fiscal 1997 in the Marketing Communications sector.


--------------
    23

CADMUS COMMUNICATIONS CORPORATION AND SUBSIDIARIES
MANAGEMENT'S DISCUSSION AND ANALYSIS  (CONTINUED)
--------------------------------------------------------------------------------

     Interest expense decreased to $7.6 million in fiscal 1998 from $7.8 million in 1997, primarily due to lower average debt levels for the Company throughout the year.
     The effective tax rate was 38.5% in fiscal 1998, compared to 29.8% in fiscal 1997. The increase in the effective tax rate is due primarily to the income tax benefit recognized in fiscal 1997 as a result of the net restructuring charge.


COMPARISON OF FISCAL 1997 WITH FISCAL 1996
Fiscal 1997 net sales increased 14.3% to $384.9 million from $336.7 million in fiscal 1996. Professional Communications sales increased by 26.4% and Marketing Communications sales rose by 7.2%. Offsetting these increases were lower publishing sales resulting from the sale of the consumer publishing business during the first quarter of fiscal 1997. Fiscal 1997 net sales were flat with fiscal 1996 when adjusted for the impact of acquisitions, divestitures, and lower paper prices.
     The 26.4% increase in Professional Communications sales was primarily due to the acquisition of Lancaster Press, Inc. in the fourth quarter of fiscal 1996, and continued growth in other research journal operations. Excluding Lancaster sales and the impact of lower paper prices, other research journal revenues increased by 3.0%. Magazine sales declined by 27.3% as a result of the Company's decision to refocus its sales mix and discontinue relationships with nonstrategic customers and also as a result of lower paper prices. In connection with the 1997 restructuring actions, the magazine product line has been integrated with research journals.
     Marketing Communications sales rose 7.2%, driven by a full year's inclusion of sales from Cadmus Technology Solutions (formerly, The Software Factory) which was purchased during the second quarter of fiscal 1996, and internal growth. Specialty Packaging and Promotional Printing sales rose by 22.9% in fiscal 1997 as compared to 1996 due to the inclusion of Cadmus Technology Solutions and continued growth from existing clients. Financial Communications sales increased 22.8%, primarily due to continued strength in financial markets, an increase in shareholder communication sales, and growth in full-service contracts with financial institutions. These increases were partially offset by a 16.5% decline in Point of Purchase revenues due to lower sales to quick service restaurant and beverage customers, the loss of a significant account during fiscal 1997, and a longer than anticipated selling cycle for new business. CadmusCom sales were flat as the inclusion of sales from CadmusCom Richmond was more than offset by lower sales from the Company's custom publishing, direct marketing and interactive operations. The decline in direct marketing sales was the result of the Company's decision to change the sales mix to higher margin, lower volume creative services revenues from lower margin, higher volume production revenues.
     Gross profit margin was 22.1% of sales in fiscal 1997 compared to 23.1% in fiscal 1996. The margin decline was due to margin erosion in the Company's point of purchase, interactive, and custom publishing operations, which resulted from the combination of lower sales and higher production costs. Cost of sales also was negatively impacted by excess capacity at certain Marketing Communications printing facilities. These factors were partially offset by significant gross margin improvement in Professional Communications resulting from improved sales mix, continued efficiency improvements from the Richmond manufacturing facility and the successful integration of Lancaster operations.
     Selling and administrative expenses declined to 16.4% of sales compared to 18.2% in fiscal 1996. The decrease in the selling and administrative expense ratio in 1997 was primarily attributable to the full-year impact of the acquisition of Lancaster, which had a lower selling and administrative expense ratio than the Company in the aggregate, and to cost control measures implemented in fiscal 1997.
     Interest expense increased by $2.6 million, or 51.4% in fiscal 1997, due to additional debt incurred to fund the acquisition of Lancaster during the fourth quarter of fiscal 1996.
     Other expenses increased by $1.1 million in fiscal 1997 due to additional amortization of goodwill related to fiscal 1996 acquisitions.
     The effective tax rate was 29.8% in fiscal 1997 compared to 37.5 % in fiscal 1996. The decrease in the effective tax rate is due primarily to the income tax benefit recognized as a result of the restructuring charge.


LIQUIDITY AND CAPITAL RESOURCES
Management believes that the Company has the financial resources and access to capital necessary to fund internal growth and acquisitions. The Company's major demands on capital are for investments in property, plant and equipment, working capital, and acquisitions.
     Net cash provided by operating activities in fiscal 1998 increased to $35.3 million, from $31.6 million in fiscal 1997. The increase was due primarily to the Company's continued focus on management of working capital. Working capital reductions generated $3.6 million in cash during fiscal 1998, as compared to $6.1 million during fiscal 1997. Working capital reductions in fiscal 1998 resulted principally from decreases in accounts receivable (net of acquisitions), as the Company continued to focus on shortening the collection


                                                                   -----------

--------------------------------------------------------------------------------

period of accounts receivable, as well as increases in accounts payable and accrued expenses, resulting primarily from the deferral of payments on certain major equipment purchases. Working capital was used to fund increased work-in-process inventory levels at year end, as well as payments to fund the restructuring actions from fiscal 1998 and 1997. Net cash provided by operating activities in fiscal 1997 increased to $31.6 million, from $13.8 million in fiscal 1996. This increase was due primarily to the reduction of cash requirements to fund the Company's working capital investment. Working capital reductions generated $6.1 million in cash during fiscal 1997, as compared to the use of $10.5 million during fiscal 1996 to fund the Company's working capital. Working capital reductions in 1997 resulted principally from decreases in accounts receivable, due to improvements in the Company's credit and collection efforts and accounts receivable mix, and in inventory, due primarily to the Company's successful efforts to reduce the level of paper inventory balances.
     Net cash used in investing activities totaled $38.5 million during 1998, as compared to $15.5 million in fiscal 1997. Cash used in fiscal 1998 included $33.6 million to fund fiscal 1998 capital expenditures and $11.1 million to acquire Germersheim, Inc. Major capital projects for fiscal 1998 included two new presses (a full size web press and a six-unit press) and a die cutter to support the Company's Specialty Packaging and Promotional product line, the expansion of the Company's Charlotte manufacturing and fulfillment facilities, a new sheetfeed press for the journal business, and investment in new business and manufacturing systems. These cash outlays were partially offset by the proceeds of $6.8 million from the sale of two of the Company's manufacturing facilities in Charlotte and Baltimore. During fiscal 1997, net cash used for investing activities included $22.9 million to fund capital expenditures, offset by proceeds of $6.5 million resulting from the sale of the Company's consumer publishing division. The Company anticipates that capital spending in fiscal 1999 will be approximately $20 to $22 million.
     Net cash provided by financing activities was $3.0 million in fiscal 1998, compared to net cash used in financing activities of $17.1 million in fiscal 1997. During fiscal 1998, the Company repaid $5 million in debt, and paid $1.6 million in cash dividends. Net cash used in financing activities in fiscal 1997 included primarily the repayment of $14.0 million in debt and $1.6 million in cash dividends.
     Total indebtedness at June 30, 1998 was $99.7 million, up from $94.5 million at June 30, 1997. Debt as a percent of total capital decreased to 48.1% at the end of fiscal 1998 from 48.8% at the end of fiscal 1997.

     In October 1996, the Company entered into a new $160 million bank credit agreement with six major banks. This credit agreement consists of a $40 million term loan facility, expiring in 2003, and a $120 million revolving credit facility, expiring in 2001. This agreement replaced an existing $115 million bank credit agreement entered into with four of the same banks in January 1996. Using the additional capacity available under the new agreement, the Company repaid $40 million of 6.74% senior unsecured notes which were borrowed from two insurance companies during fiscal 1994 primarily to fund 1994 acquisitions. Bank borrowings under the bank credit agreement at June 30, 1998, totaled $93.5 million, leaving $63.5 million available under the facility.
     Total outstanding long-term debt at June 30, 1998, included approximately $95 million in variable rate obligations. As of June 30, 1998, the Company had outstanding interest rate swap agreements that effectively convert $53.7 million of the Company's variable rate obligations to fixed rate obligations. The effect of the swaps was an increase in interest expense of $1.3 million in fiscal 1998. These contracts expire between fiscal 1999 and fiscal 2003. As of June 30, 1998, the interest rate swaps had a net fair value of negative $2.0 million. The notional amount of each swap contract does not represent exposure to credit loss. In the event of default by the counterparties, the risk, if any, is the cost of replacing the swap agreement at current market rates. The Company continually monitors its positions and the credit rating of its counterparties and limits the amount of agreements it enters into with any one party. Management does not anticipate nonperformance by the counterparties; however, if incurred, any such loss would be immaterial. Additional information on the interest rate swaps is provided in Note 7 of Notes to Consolidated Financial Statements.
     The Company's debt agreements contain covenants regarding fixed charge coverage and net worth and contain other restrictions, including limitations of additional borrowings, and the acquisition, disposition and securitization of assets. The Company was in compliance with all debt covenants at June 30, 1998.

     Management believes that its cash flows from operations, together with its borrowing capacity under the credit facility, are sufficient to fund its planned capital expenditures, working capital needs, dividends, stock repurchases, acquisitions, and other cash requirements. Management also believes the Company's credit facility could be amended to provide additional cash resources, if needed.


--------------
    25

CADMUS COMMUNICATIONS CORPORATION AND SUBSIDIARIES
MANAGEMENT'S DISCUSSION AND ANALYSIS  (CONTINUED)
--------------------------------------------------------------------------------

YEAR 2000 ISSUE

Many computer systems in use today were designed and developed using two digits, rather than four, to specify the year. As a result, such systems will recognize the year 2000 as "00." This could cause many computer applications to fail completely or to create erroneous results unless corrective measures are taken. The Company recognizes the need to ensure its operations will not be adversely impacted by Year 2000 software failures, and is in the process of preparing for the Year 2000. A formal Year 2000 Monitoring Team has been designated to coordinate, identify, evaluate, and implement changes to computer systems and applications necessary to achieve a Year 2000 date conversion with minimal effect on customers or disruption to business operations. Both information technology ("IT") systems and operational systems (presses, environmental control, telecommunications equipment, etc.) are being addressed.

The Company believes that the risk of having non-compliant systems is low. Planned financial and administrative system upgrades and replacements (which are Year 2000 compliant) are in process, and will be complete by March 31, 1999. The Company has two higher level manufacturing systems that also are being replaced. However, because the replacement systems are not expected to be operational by the Year 2000, the Company is making Year 2000 programming modifications to the two existing major legacy manufacturing systems. Programming modifications are currently in process, and are expected to be completed, tested, and placed back into production by March 31, 1999. Formal inventories and Year 2000 assessments of all other systems are expected to be complete by October 1, 1998. Results to date indicate low risk for non-compliance. Remediation, testing and implemention (for other systems requiring remediation) is expected to be completed by March 31, 1999.

     The Company believes that its most reasonably, likely worst-case Year 2000 scenario may involve non-compliant vendors or non-compliant customers who may experience business outages. Accordingly, the Company is currently communicating with all third parties with which it has a material relationship (including vendors, financial institutions and customers) and identifying potentially non-compliant parties. The Company then will compile a list of non-compliant parties for the purpose of assessing the degree of exposure and risk. Contingency plans specific to those parties (including, with respect to vendors, alternative vendor relationships) will be developed at that time. This process is expected to be complete during the second quarter of fiscal 1999.
     The Company estimates the total cost of achieving Year 2000 compliance to be in the range of $400,000 to $600,000 over the cost of normal software upgrades and replacements. Some of these costs already have been incurred during fiscal 1998. The remainder will be incurred in fiscal 1999, and will be expensed through operations.
     THE PREVIOUS DISCUSSIONS CONTAIN FORWARD-LOOKING INFORMATION. READERS ARE CAUTIONED THAT SUCH INFORMATION INVOLVES RISKS AND UNCERTAINTIES, INCLUDING THOSE CREATED BY GENERAL MARKET CONDITIONS, COMPETITION AND THE POSSIBILITY THAT EVENTS MAY OCCUR THAT LIMIT THE ABILITY OF THE COMPANY TO MAINTAIN OR IMPROVE ITS OPERATING RESULTS OR EXECUTE ITS STRATEGY. ALTHOUGH THE COMPANY BELIEVES THAT THE ASSUMPTIONS UNDERLYING THE FORWARD-LOOKING STATEMENTS ARE REASONABLE, ANY OF THE ASSUMPTIONS COULD BE INACCURATE, AND THEREFORE, THERE CAN BE NO ASSURANCE THAT THE FORWARD-LOOKING STATEMENTS INCLUDED HEREIN WILL PROVE TO BE ACCURATE. THE INCLUSION OF SUCH INFORMATION SHOULD NOT BE REGARDED AS A REPRESENTATION BY THE COMPANY OR ANY OTHER PERSON THAT THE OBJECTIVES AND PLANS OF THE COMPANY WILL BE ACHIEVED.


                                                                      ----------

CADMUS COMMUNICATIONS CORPORATION AND SUBSIDIARIES
SELECTED QUARTERLY DATA (UNAUDITED)
--------------------------------------------------------------------------------


(In thousands, except per share data)
-------------------------------------------------------------------------------------------------------
1998 QUARTERS ENDED                          Sept 30          Dec 31          Mar 31          June 30
-------------------------------------------------------------------------------------------------------
Net sales                                  $ 92,362        $ 96,048       $101,234        $ 104,179
Gross profit                                 20,548          21,667         23,722           23,871
Restructuring charge                             --              --             --           (3,950)
Operating income                              5,690           6,800          7,515            3,713
Net income                                    2,036           2,919          3,275              860
Net income per share(2)                    $    .25        $    .36       $    .40         $    .10
Cash dividends per share                        .05             .05            .05              .05
Stock market price data:
 High                                      $     22        $     23       $     25 7/8     $     28
 Low                                             14              19 3/4         19 3/4           23 3/8
 Close                                           20 1/2          20 1/2         23 3/4           24 1/4
-------------------------------------------------------------------------------------------------------

-------------------------------------------------------------------------------------------------------
1997 QUARTERS ENDED
(as adjusted, see note 1)                   Sept 30         Dec 31          Mar 31          June 30
-------------------------------------------------------------------------------------------------------
Net sales                                  $ 93,922        $ 97,232       $ 97,018         $ 96,770
Gross profit                                 21,215          21,065         21,400           21,422
Restructuring gain (charge)                     250              --             --          (19,949)
Operating income (loss)                       5,364           5,890          5,472          (14,446)
Net income (loss)                             1,694           2,182          1,849          (10,942)
Net income (loss) per share(2)             $    .21        $    .27       $    .23         $  (1.36)
Cash dividends per share                        .05             .05            .05              .05
Stock market price data:
 High                                      $     17 3/4    $     17 3/4   $     17         $     15 7/8
 Low                                             12 1/4          14 3/4         13 1/4           12 1/2
 Close                                           16 3/4          15 1/2         14 1/8           15 1/2
-------------------------------------------------------------------------------------------------------

(1) During the fourth quarter of fiscal 1998, the Company changed its method of accounting for certain of its inventories from the last-in, first-out method to the first-in, first-out method. As required by generally accepted accounting principles, the Company has retroactively adjusted prior years' financial statements for the change. This table reflects the retroactively adjusted financial statements for the change. The restatement had no effect on net income in fiscal 1998 and increased the net loss in fiscal 1997 by $194,000 or $0.02 per share.
(2) Net income (loss) per share assumes dilution.

-------
27

CADMUS COMMUNICATIONS CORPORATION AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF INCOME
--------------------------------------------------------------------------------


(In thousands, except per share data)                                         Years Ended June 30
----------------------------------------------------------------------------------------------------------------
                                                                  1998               1997               1996
                                                                               (as adjusted -      (as adjusted -
                                                                                   Note 4)             Note 4)
----------------------------------------------------------------------------------------------------------------
Net sales                                                      $  393,823         $ 384,942          $ 336,655
----------------------------------------------------------------------------------------------------------------
Operating expenses:
 Cost of sales                                                    304,014           299,840            258,947
 Selling and administrative                                        62,141            63,123             61,204
 Restructuring charge, net                                          3,950            19,699                 --
----------------------------------------------------------------------------------------------------------------
                                                                  370,105           382,662            320,151
----------------------------------------------------------------------------------------------------------------
Operating income                                                   23,718             2,280             16,504
Interest and other expenses:
 Interest                                                           7,595             7,788              5,144
 Other, net                                                         1,343             1,928                813
----------------------------------------------------------------------------------------------------------------
                                                                    8,938             9,716              5,957
----------------------------------------------------------------------------------------------------------------
Income (loss) before income taxes and extraordinary item           14,780            (7,436)            10,547
Income tax expense (benefit)                                        5,690            (2,219)             3,956
----------------------------------------------------------------------------------------------------------------
Income (loss) before extraordinary item                             9,090            (5,217)             6,591
Extraordinary loss on early extinguishment of debt
 (net of income tax benefit of $487)                                   --                --               (795)
----------------------------------------------------------------------------------------------------------------
Net income (loss)                                              $    9,090         $  (5,217)         $   5,796
----------------------------------------------------------------------------------------------------------------
Earnings per share - basic:
 Income (loss) before extraordinary item                       $     1.16         $    (.66)         $     .91
 Extraordinary loss on early extinguishment of debt                    --                --              ( .11)
----------------------------------------------------------------------------------------------------------------
Net income (loss)                                              $     1.16         $    (.66)         $     .80
----------------------------------------------------------------------------------------------------------------
Weighted-average common shares outstanding                          7,860             7,900              7,249
----------------------------------------------------------------------------------------------------------------
Earnings per share - diluted:
 Income (loss) before extraordinary item                       $     1.11         $    (.65)         $     .88
 Extraordinary loss on early extinguishment of debt                    --                --              ( .11)
----------------------------------------------------------------------------------------------------------------
Net income (loss)                                              $     1.11         $    (.65)         $     .77
----------------------------------------------------------------------------------------------------------------
Weighted-average common shares
 outstanding - assuming dilution                                    8,176             8,035              7,495
----------------------------------------------------------------------------------------------------------------

SEE ACCOMPANYING NOTES TO CONSOLIDATED FINANCIAL STATEMENTS.

                                                                         -------

CADMUS COMMUNICATIONS CORPORATION AND SUBSIDIARIES
CONSOLIDATED BALANCE SHEETS
--------------------------------------------------------------------------------


(In thousands, except share data)                                                     At June 30

-----------------------------------------------------------------------------------------------------------
                                                                                1998             1997
                                                                                            (as adjusted -
ASSETS                                                                                          Note 4)
-----------------------------------------------------------------------------------------------------------
Current assets:
 Cash and cash equivalents                                                   $      --         $     184
 Accounts receivable, less allowance for doubtful accounts
  ($2,575 in 1998 and $2,250 in 1997)                                           70,571            69,093
 Inventories                                                                    25,610            20,673
 Deferred income taxes                                                           3,832             7,789
 Prepaid expenses and other                                                      4,107             3,969
-----------------------------------------------------------------------------------------------------------
  Total current assets                                                         104,120           101,708
-----------------------------------------------------------------------------------------------------------
Property, plant and equipment, net                                             133,836           118,621
Goodwill and other intangibles, net                                             48,158            42,572
Other assets                                                                     5,638             4,015
-----------------------------------------------------------------------------------------------------------
TOTAL ASSETS                                                                 $ 291,752         $ 266,916
-----------------------------------------------------------------------------------------------------------
LIABILITIES AND SHAREHOLDERS' EQUITY
-----------------------------------------------------------------------------------------------------------
Current liabilities:
 Short-term borrowings                                                       $   2,100         $   1,650
 Current maturities of long-term debt                                            6,431             5,017
 Accounts payable                                                               41,981            29,593
 Accrued expenses                                                               18,293            15,674
 Restructuring reserve                                                           4,378             7,612
-----------------------------------------------------------------------------------------------------------
  Total current liabilities                                                     73,183            59,546
-----------------------------------------------------------------------------------------------------------
Long-term debt, less current maturities                                         93,224            89,452
Other long-term liabilities                                                      8,867             7,811
Deferred income taxes                                                            6,662             9,464
Shareholders' equity:
 Common stock ($.50 par value; authorized shares-16,000,000; issued and
  outstanding shares - 7,921,000 in 1998 and 7,830,000 in 1997)                  3,961             3,915
 Capital in excess of par value                                                 53,532            51,923
 Retained earnings                                                              52,323            44,805
-----------------------------------------------------------------------------------------------------------

  Total shareholders' equity                                                   109,816           100,643
-----------------------------------------------------------------------------------------------------------
TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY                                   $ 291,752         $ 266,916
-----------------------------------------------------------------------------------------------------------

SEE ACCOMPANYING NOTES TO CONSOLIDATED FINANCIAL STATEMENTS.

-------
29

CADMUS COMMUNICATIONS CORPORATION AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF CASH FLOWS
--------------------------------------------------------------------------------


(In thousands)                                                                                Years Ended June 30
-------------------------------------------------------------------------------------------------------------------------------
                                                                                    1998            1997             1996
                                                                                              (as adjusted -    (as adjusted -
                                                                                                  Note 4)           Note 4)
-------------------------------------------------------------------------------------------------------------------------------
OPERATING ACTIVITIES
Net income (loss)                                                                $   9,090       $  (5,217)       $   5,796
Adjustments to reconcile net income (loss) to net cash provided by operating activities:
 Extraordinary loss on early extinguishment of debt                                     --              --              795
 Depreciation and amortization                                                      18,444          18,188           14,563
 Restructuring charge                                                                3,950          19,699               --
 Deferred income taxes                                                                 679          (5,580)           1,836
 Other, net                                                                            997             112            1,942
-------------------------------------------------------------------------------------------------------------------------------
                                                                                    33,160          27,202           24,932
-------------------------------------------------------------------------------------------------------------------------------
Changes in assets and liabilities, excluding debt and effects of acquisitions:
 Accounts receivable, net                                                            4,675           5,544           (7,064)
 Inventories                                                                        (4,158)          4,455           (2,735)
 Accounts payable and accrued expenses                                               7,873          (3,071)           1,680
 Restructure reserve (due to cash payments)                                         (4,745)         (2,850)              --
 Other current assets                                                                 (138)          2,018           (2,391)
 Other long-term liabilities (due to pension plan payments)                         (1,774)         (3,400)            (300)
 Other, net                                                                            414           1,742             (302)
-------------------------------------------------------------------------------------------------------------------------------
                                                                                     2,147           4,438          (11,112)
-------------------------------------------------------------------------------------------------------------------------------
 Net cash provided by operating activities                                          35,307          31,640           13,820
-------------------------------------------------------------------------------------------------------------------------------
INVESTING ACTIVITIES
Proceeds from sale of consumer publishing division                                      --           6,500               --
Purchases of property, plant and equipment                                         (33,588)        (22,883)         (25,289)
Proceeds from sales of property, plant and equipment                                 6,765           2,860              651
Purchase of license agreement                                                           --            (482)              --
Payments for businesses acquired                                                   (11,139)             --          (73,372)
Other, net                                                                            (543)         (1,520)            (303)
-------------------------------------------------------------------------------------------------------------------------------
 Net cash used in investing activities                                             (38,505)        (15,525)         (98,313)
-------------------------------------------------------------------------------------------------------------------------------
FINANCING ACTIVITIES
Proceeds from stock offering, net                                                       --              --           38,376
Penalty on early extinguishment of debt                                                 --              --           (1,282)
Proceeds from (repayment of) short-term borrowings, net                                450          (1,673)            (452)
Proceeds from long-term revolving credit facility                                    8,500          18,000           30,000
Proceeds from long-term borrowings                                                      --          40,415           32,724
Repayment of long-term borrowings                                                   (5,018)        (70,747)         (12,502)
Dividends paid                                                                      (1,572)         (1,581)          (1,485)
Repurchase and retirement of common stock                                             (118)         (1,185)              --
Proceeds from exercise of stock options                                                772              98              631
Other, net                                                                              --            (399)            (602)
-----------------------------------------------------------------------------------------------------------------------------
 Net cash provided by (used in) financing activities                                 3,014         (17,072)          85,408
-------------------------------------------------------------------------------------------------------------------------------
Increase (decrease) in cash and cash equivalents                                      (184)           (957)             915
-------------------------------------------------------------------------------------------------------------------------------
Cash and cash equivalents at beginning of year                                         184           1,141              226
Cash and cash equivalents at end of year                                         $      --       $     184        $   1,141
-------------------------------------------------------------------------------------------------------------------------------

SEE ACCOMPANYING NOTES TO CONSOLIDATED FINANCIAL STATEMENTS.

                                                                         -------

CADMUS COMMUNICATIONS CORPORATION AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
--------------------------------------------------------------------------------

1. SIGNIFICANT ACCOUNTING POLICIES
BASIS OF CONSOLIDATION. The consolidated financial statements include the accounts and operations of Cadmus Communications Corporation and Subsidiaries (the "Company"), a Virginia corporation. All significant intercompany accounts and transactions have been eliminated in consolidation.


USE OF ESTIMATES. The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements. Estimates also affect the reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates.


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


INVENTORIES. Inventories are valued at the lower of cost or market. Inventory costs have been determined by the first-in, first-out method (see Note 4).


PROPERTY, PLANT AND EQUIPMENT. Property, plant and equipment are stated at cost, net of accumulated depreciation. Major renewals and improvements are capitalized, whereas ordinary maintenance and repair costs are expensed as incurred. Gains or losses on disposition of assets are reflected in earnings and the related asset costs and accumulated depreciation are removed from the respective accounts. Depreciation is calculated by the straight-line method based on useful lives of 30 years for buildings and 3 to 10 years for machinery, equipment, and fixtures.


GOODWILL. The Company amortizes costs in excess of fair value of net assets of businesses acquired using the straight-line method over a period not to exceed 40 years. Recoverability is reviewed annually or sooner if events or changes in circumstances indicate that the carrying amount may exceed fair value. If recoverability is deemed to be potentially impaired, recoverability is then determined by comparing the undiscounted net cash flows of the assets to which the goodwill applies to the net book value including goodwill of those assets. Accumulated amortization at June 30, 1998 and 1997 was $8.1 million and $6.4 million, respectively.


INCOME TAXES. The Company uses the asset and liability method of Statement of Financial Accounting Standards ("SFAS") No. 109 to account for income taxes. SFAS No. 109 requires the recognition of deferred tax liabilities and assets for the expected future tax consequences of temporary differences between the financial reporting basis and tax basis of assets and liabilities.


EARNINGS PER SHARE. During the second quarter of fiscal 1998, the Company adopted SFAS No. 128, "Earnings per Share," which establishes new standards for computing and presenting earnings per share. The impact of adopting the new standard was not material. Basic earnings per share is computed on the basis of weighted-average common shares outstanding from the date of issue. Diluted earnings per share is computed on the basis of weighted-average common shares outstanding plus common shares contingently issuable upon the exercise of dilutive stock options. Incremental shares for dilutive stock options, computed under the treasury stock method, were 316,000, 135,000, and 246,000, in fiscal 1998, 1997, and 1996, respectively.


RECENTLY ISSUED ACCOUNTING PRONOUNCEMENTS. In June 1997, the Financial Accounting Standards Board (FASB) issued SFAS No. 130, "Reporting Comprehensive Income," and SFAS No. 131, "Disclosures about Segments of an Enterprise and Related Information." In February 1998, the FASB issued SFAS No. 132, "Employers' Disclosures about Pensions and Other


-------
31

CADMUS COMMUNICATIONS CORPORATION AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS  (CONTINUED)
--------------------------------------------------------------------------------

Postretirement Benefits - an amendment of FASB Statements No. 87, 88, and 106." The Company plans to adopt these three pronouncements in fiscal 1999. In June 1998, the FASB issued SFAS No. 133, "Accounting for Derivative Instruments and Hedging Activities." The Company plans to adopt this pronouncement in fiscal 2000. These statements will affect the Company's financial statement disclosures. Management believes that the adoption of these pronouncements is not expected to have a material impact on the Company's financial position or results of operations.


RECLASSIFICATIONS. Certain previously reported amounts have been reclassified to conform to the current-year presentation.


2. RESTRUCTURING CHARGES
During the fourth quarter of fiscal 1998, the Company recorded a one-time restructuring charge of $3.95 million ($2.5 million net of tax) related to the integration of Germersheim, Inc. (see Note 3) with its existing point of purchase operations. The charge included costs to consolidate facilities, eliminate duplicate assets and provide severance costs. These actions were initiated in fiscal 1998 and are expected to be completed within one year. Management believes that the remaining restructuring reserve at June 30, 1998 of $3.2 million is adequate to complete the restructuring plan.


During the fourth quarter of fiscal 1997, the Company adopted a restructuring plan that impacted a number of its operations. The plan included the following actions: closure of the Baltimore promotional printing facility and the Long Beach-based direct marketing agency; consolidation of Atlanta and Richmond-based interactive divisions and certain journal fulfillment and distribution operations; realignment of certain management, production and administrative personnel; write-down of certain tangible and intangible assets; and exiting certain nonstrategic customer relationships and product lines. In connection with the restructuring plan, the Company recorded a restructuring charge of $19.9 million ($12.9 million net of tax) in the fourth quarter of fiscal 1997. The restructuring charge consisted of tangible and intangible asset write-downs of $11.5 million, severance and other employee costs of $4.5 million, facility closure and consolidation costs of $2.9 million and exit costs of $1.0 million. Severance and other employee costs relate to approximately 250 associates at various operating and corporate facilities. Operations that were discontinued as a result of the restructuring reported sales of $16.4 million and $15.9 million in fiscal 1997 and fiscal 1996, respectively. All restructuring actions were taken by the end of fiscal 1998. The restructuring reserve balance remaining at June 30, 1998 totaled $1.2 million, and relates primarily to continuing excess rent and lease termination costs related to the restructuring. Management believes the remaining restructuring reserve is adequate to cover such costs.


The fiscal 1997 restructuring charge was offset by a $0.3 million restructuring gain ($0.2 million net of tax) recorded in the first quarter of fiscal 1997 related to the restructuring of the former publishing operations. The $0.3 million gain consisted of a $0.7 million gain from the sale of the consumer publishing operation, offset by a $0.4 million charge related to the strategic repositioning of the custom publishing product line into the Marketing Communications sector.


3. ACQUISITIONS AND DISPOSITIONS
On April 1, 1998, the Company acquired Germersheim, Inc., an Atlanta-based national point of purchase marketing service provider. The $13.7 million purchase price consisted of 41,195 shares of the Company's common stock, at an aggregate value of $1 million, $11 million in cash payments (including direct acquisition costs), and $1.7 million in debt (primarily capital lease obligations). Of the $11 million in cash payments, $2 million was held in escrow at June 30, 1998, as contingent consideration, and will only be released if specified sales performance levels are met during each of the next two years. The purchase agreement also provides for additional contingent consideration payable to the seller based upon future profitability of the business. Such contingent consideration has been excluded from the purchase price above. The acquisition was accounted for under the purchase method and, accordingly, the costs of the acquisition were allocated to the assets acquired and the liabilities assumed based upon their respective fair values at the date of purchase. The operating results of Germersheim, Inc. have been included in the consolidated operating results since the date of acquisition.


In September 1996, the Company sold the net assets of its consumer publishing division for total consideration of $6.5 million. The sale resulted in a pretax gain of $0.7 million (see Note 2).


                                                                        -------

--------------------------------------------------------------------------------

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


The unaudited consolidated results of operations on a pro forma basis, as though Lancaster Press, Inc. and The Software Factory, Inc. had been acquired as of the beginning of fiscal year 1996 are as follows:



                                                     1996
(In thousands, except per share data)      (as adjusted, see Note 4)
--------------------------------------------------------------------
Revenues                                          $  391,804
Income before extraordinary item                       8,459
Net income                                             7,664
Earnings per share, assuming dilution:
 Income before extraordinary item                 $     1.13
 Net income                                             1.02
=============================================================

4. INVENTORIES
Inventories as of June 30, 1998 and 1997 consist of the following:

(In thousands)                    1998         1997
-----------------------------------------------------
Raw materials and supplies      $  4,841     $  5,341
Work in process:
 Materials                         6,567        2,838
 Other manufacturing costs        11,331        9,451
Finished goods                     2,871        3,043
-----------------------------------------------------
Inventories                     $ 25,610     $ 20,673
=====================================================

During the fourth quarter of fiscal 1998, the Company changed its method of accounting for certain of its inventories from the last-in, first-out (LIFO) method to the first-in, first-out (FIFO) method. As of June 30, 1997, the Company had valued approximately 15% of its inventories using LIFO. This change standardizes the method of accounting for all Company inventory. As required by generally accepted accounting principles, the Company has retroactively adjusted prior years' financial statements for the change. The restatement had no effect on net income in fiscal 1998, increased the net loss in fiscal 1997 by $194,000, or $0.02 per share, and increased net income in fiscal 1996 by $87,000, or $0.01 per share. The restatement also had the effect of increasing retained earnings as of June 30, 1995 by $873,000.


-------
  33

CADMUS COMMUNICATIONS CORPORATION AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS  (CONTINUED)
--------------------------------------------------------------------------------

5. PROPERTY, PLANT AND EQUIPMENT
Property, plant and equipment as of June 30, 1998 and 1997 consist of the following:

(In thousands)                              1998           1997
-----------------------------------------------------------------
Land and improvements                    $   6,041      $   5,040
Buildings and improvements                  49,985         45,856
Machinery, equipment and fixtures          185,079        167,283
-----------------------------------------------------------------
Total property, plant and equipment        241,105        218,179
Less: Accumulated depreciation             107,269         99,558
-----------------------------------------------------------------
Property, plant and equipment, net       $ 133,836      $ 118,621
=================================================================

Commitments outstanding for capital expenditures at June 30, 1998 totaled $9.9 million.


The Company leases office, production and storage space, and equipment under various noncancelable operating leases. A number of leases contain renewal options and some contain purchase options. Certain leases require the Company to pay utilities, taxes, and other operating expenses. Future minimum rental payments required under operating leases that have initial or remaining noncancelable lease terms in excess of one year as of June 30, 1998 are as follows: 1999 - $6.2 million; 2000 - $4.7 million; 2001 - $3.5 million; 2002 -
$3.0 million; 2003 - $2.7 million and thereafter - $4.4 million.


Total rental expense charged to operations was $6.5 million, $7.0 million, and $5.7 million in fiscal 1998, 1997 and 1996, respectively. Substantially all such rental expense represented the minimum rental payments under operating leases.


Depreciation expense was $16.7 million, $16.2 million, and $13.4 million for fiscal 1998, 1997 and 1996, respectively.


6. OTHER BALANCE SHEET INFORMATION
Accrued expenses at June 30, 1998 and 1997 consist of the following:

(In thousands)           1998          1997
--------------------------------------------
Compensation          $ 12,737      $ 11,029
Deferred revenue           818         1,576
Other                    4,738         3,069
--------------------------------------------
Accrued expenses      $ 18,293      $ 15,674
============================================

Other long-term liabilities consist principally of amounts recorded under deferred compensation arrangements with certain executive officers and other employees and amounts recorded under the pension and other postretirement benefit plans (see Notes 9 and 10).


                                                                        -------

--------------------------------------------------------------------------------

7. DEBT
Long-term debt at June 30, 1998 and 1997 consists of the following:

(In thousands)                                                                 1998          1997
---------------------------------------------------------------------------------------------------
Bank borrowings:
 Term loan facility, weighted-average interest rate of 6.38%                $ 37,000      $ 40,000
 Revolving credit facility, weighted-average interest rate of 6.15%           56,500        48,000
Tax-exempt variable rate industrial development bonds, weighted-average
 interest rate of 4.4%, due 2016                                               1,600         3,315
Mortgage payable, 10%, due 2002                                                2,669         2,696
Other                                                                          1,886           458
--------------------------------------------------------------------------------------------------
Total long-term debt                                                          99,655        94,469
Less: current maturities of long-term debt                                     6,431         5,017
--------------------------------------------------------------------------------------------------
Long-term debt                                                              $ 93,224      $ 89,452
==================================================================================================

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


Using the additional capacity available under the new $160 million bank credit agreement, the Company repaid $40 million of 6.74% senior unsecured notes. These notes were originally due in 2003. There was no prepayment penalty associated with the debt retirement in fiscal 1997.


In December 1995, the Company retired $11.2 million principal of 9.76% senior notes originally due June 2000 and recorded a $1.3 million ($0.8 million net of tax) extraordinary loss relating to the early retirement of this debt. The funds used for the debt retirement were provided from the proceeds of the issuance of 1.725 million shares of the Company's common stock (see Note 11).


The Company's debt agreements contain covenants regarding fixed charge coverage and net worth and contain other restrictions, including limitations of additional borrowings, and the acquisition, disposition and securitization of assets. The Company was in compliance with all debt covenants at June 30, 1998.



The fair value of long-term debt as of June 30, 1998 and 1997 approximated their recorded values.


Maturities of long-term debt are as follows: 1999 - $6.4 million; 2000 - $6.4 million; 2001 - $6.4 million; 2002 - $66.3 million; 2003 - $8.3 million;
thereafter - $5.9 million. The net book value of all encumbered properties as of June 30, 1998 and 1997 totaled $4.2 million and $4.4 million, respectively.


The Company had uncommitted bank lines of credit which provide for unsecured borrowings of up to $10 million, of which $2.1 million was outstanding at June 30, 1998.


-------
  35

CADMUS COMMUNICATIONS CORPORATION AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS  (CONTINUED)
--------------------------------------------------------------------------------

The Company incurred interest costs of $8.2 million, $8.5 million, and $5.4 million for fiscal 1998, 1997 and 1996, respectively, of which $0.6 million for 1998, $0.7 million for 1997, and $0.3 million for 1996 were capitalized. Interest paid, net of amounts capitalized, totaled $7.7 million, $7.9 million, and $5.0 million for fiscal 1998, 1997 and 1996 respectively.


The Company has a strategy to optimize the ratio of the Company's fixed-to-variable rate financing consistent with maintaining an acceptable level of exposure to the risk of interest rate fluctuations. To achieve this mix, the Company, from time to time, enters into interest rate swap agreements with various banks to exchange fixed and variable rate interest payment obligations without the exchange of the underlying principal amounts (the "notional amounts"). These agreements are hedged against the Company's long-term borrowings and have the effect of converting the Company's long-term borrowings from variable rate to fixed rate, or fixed rate to variable rate, as required. The differential to be paid or received is accrued as interest rates change and recognized as an adjustment to interest expense related to the debt. The related amount payable to or receivable from counterparties is included in other liabilities or assets. The Company's strategy to effectively convert variable rate financing to fixed rate financing through the use of the aforementioned swap agreements resulted in additional interest cost of $1.3 million in fiscal 1998, $1.2 million in fiscal 1997, and $0.7 million in fiscal 1996.


At June 30, 1998, the Company had one fixed-to-floating interest rate swap agreement outstanding with a notional amount of $35 million. This swap was entered into in fiscal 1994 to convert $35 million of the 6.74% Senior Notes due in 2003 to floating-rate debt. Under the terms of this agreement, the Company receives interest payments at a fixed rate of 5.265% and pays interest at a variable rate that is based on six-month LIBOR. The initial term of this swap agreement expires in fiscal 1999, and is renewable at the bank's option for an additional two years. The fair value of this contract (which is not recognized in the consolidated financial statements) at June 30, 1998 and 1997 was negative $0.1 million, and negative $0.4 million, respectively. In fiscal 1997, the Company repaid the fixed rate debt hedged by this swap with variable rate debt. To adjust the ratio of the Company's fixed to variable rate financing, the Company entered into additional floating-to-fixed rate swap agreements in fiscal 1997.


At June 30, 1998, the Company had various floating-to-fixed interest rate swap agreements outstanding with notional amounts totaling $88.7 million. These swaps effectively convert a portion of the Company's variable-rate debt and aforementioned fixed-to-floating rate swap to a fixed-rate. The swap agreements have individual notional amounts ranging from $6.5 million to $40 million. Under the terms of each of the agreements, the Company receives interest payments at a variable rate based on either 30-day or six-month LIBOR and pays interest at a fixed rate ranging from 6.54% to 8.09%. The fair value of these contracts (which is not recognized in the consolidated financial statements) at June 30, 1998 and 1997 totaled negative $2.0 million and negative $1.1 million, respectively. These swap agreements are scheduled to expire as follows: 1999:
$18.7 million; 2002: $40 million; 2003: $30 million.


                                                                        ------

--------------------------------------------------------------------------------

The notional amounts and applicable rates of the Company's interest rate swap agreements are as follows:

                                    Paid Fixed,                             Paid Floating,
                                 Received Floating                          Received Fixed
                      ---------------------------------------------------------------------------------
(In thousands)            1998          1997          1996          1998          1997          1996
-------------------------------------------------------------------------------------------------------
Notional amount:
Beginning balance      $ 88,700      $ 47,900      $ 17,375      $ 35,000      $ 35,000      $ 35,000
New contracts                --        40,800        37,900            --            --            --
Expired contracts            --            --        (7,375)           --            --            --
-----------------------------------------------------------------------------------------------------
Ending Balance         $ 88,700      $ 88,700      $ 47,900      $ 35,000      $ 35,000      $ 35,000
=====================================================================================================


                                    Weighted-Average
                                   Interest Rates for
                                           1998
                                  ---------------------
Type of swap:                        Paid      Received
-------------------------------------------------------
Paid fixed, received floating         7.0%        5.8%
Paid floating, received fixed         5.9%        5.3%
======================================================

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


8. INCOME TAXES
Income tax expense (benefit), for the years ended June 30, 1998, 1997, and 1996 consists of the following:

                                    1998           1997          1996
(In thousands)                                (as adjusted, see Note 4)
----------------------------------------------------------------------
Current:
 Federal                          $ 4,069       $   2,878      $ 2,139
 State                              1,098             483          418
----------------------------------------------------------------------
Total current                       5,167           3,361        2,557
----------------------------------------------------------------------
Deferred:
 Federal                              456          (4,168)       1,228
 State                                 67          (1,412)         171
----------------------------------------------------------------------
Total deferred                        523          (5,580)       1,399
----------------------------------------------------------------------
Income tax expense (benefit)      $ 5,690       $  (2,219)     $ 3,956
======================================================================

-------
37

CADMUS COMMUNICATIONS CORPORATION AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS  (CONTINUED)
--------------------------------------------------------------------------------

The amount of income tax expense (benefit) differs from the amount obtained by application of the statutory U.S. rates to income (loss) before income taxes and extraordinary item for the reasons shown in the following table:

                                                      1998           1997          1996
(In thousands)                                                  (as adjusted, see Note 4)
------------------------------------------------------------------------------------------
Computed at statutory U.S. rate                     $ 5,059       $  (2,573)     $ 3,591
State income taxes, net of Federal tax benefit          341            (613)         388
Goodwill amortization                                   450             924          251
Research tax credit                                     (50)            (75)        (217)
Other                                                  (110)            118          (57)
------------------------------------------------    -------       ---------      -------
Income tax expense (benefit)                        $ 5,690       $  (2,219)     $ 3,956
================================================    =======       =========      =======

Cash paid for income taxes totaled $5.0 million, $2.3 million, and $2.4 million, for fiscal 1998, 1997, and 1996, respectively.


The Company has state net operating loss carryforwards aggregating approximately $52.6 million, which expire during fiscal years 2004 to 2013. A valuation allowance of $0.8 million has been established for state net operating loss benefits that are not expected to be realized. The valuation allowance increased by $0.1 million in fiscal 1998 and $0.2 million in fiscal 1997.


The tax effects of the significant temporary differences that comprise the deferred tax assets and liabilities in the consolidated balance sheets at June 30, 1998 and 1997 are as follows:

                                               1998           1997
                                                          (as adjusted,
(In thousands)                                             see Note 4)
----------------------------------------------------------------------
Assets:
 Allowance for doubtful accounts             $ 1,067         $   857
 Employee benefits                             5,028           3,510
 State net operating loss carryforwards        1,545           1,354
 Goodwill                                      2,625           2,576
 Accrued restructuring costs                   2,133           3,318
 Other                                            51             308
--------------------------------------------------------------------
Gross deferred tax assets                     12,449          11,923
--------------------------------------------------------------------
Liabilities:
 Property, plant, and equipment               14,171          12,450
 Other                                           346             501
--------------------------------------------------------------------
Gross deferred tax liabilities                14,517          12,951
--------------------------------------------------------------------
Valuation allowance                              762             647
--------------------------------------------------------------------
Net liability                                $ 2,830         $ 1,675
====================================================================

                                                                        -------

--------------------------------------------------------------------------------

9. RETIREMENT PLANS


DEFINED BENEFIT PLANS

The Company sponsors a noncontributory defined benefit pension plan that covers substantially all employees, and participates in a multiemployer retirement plan that provides defined benefits to employees covered under a collective bargaining agreement (collectively, the "core plans"). The Company also sponsors a supplemental pension plan for certain key executives (the "supplemental plan"). All plans provide benefit payments using formulas based on an employee's compensation and length of service, or stated amounts for each year of service. The Company makes contributions to its core plans sufficient to meet the minimum funding requirements of applicable laws and regulations. The supplemental plan for key executives is a nonqualified, nonfunded pension plan, and is provided for by charges to earnings sufficient to meet the projected benefit obligation. Contributions to the multiemployer plan are generally based on a negotiated labor contract. The Company's contributions totaled $1.8 million, $3.4 million, and $0.3 million in fiscal 1998, 1997 and 1996, respectively. The core plans' assets consist primarily of equity and debt securities.


The components of net pension costs for fiscal 1998, 1997, and 1996 for all plans follow:

(In thousands)                             1998         1997         1996
----------------------------------------------------------------------------
Present value of benefits earned         $  2,550     $  2,341     $  2,010
Interest cost on plan liabilities           3,288        2,783        2,305
Return on plan assets:
 Actual                                    (9,546)      (3,567)      (4,522)
 Deferred                                   6,154          838        2,382
Net amortization                              (41)         (86)        (104)
Contributions to multiemployer plan            64           59           --
---------------------------------------------------------------------------
Net pension costs                        $  2,469     $  2,368     $  2,071
===========================================================================

The actuarial assumptions used in determining net pension cost and the related benefit obligations for all plans were as follows:

                                               1998         1997         1996
                                            -----------------------------------
Discount rate                                   7.25%        8.25%        8.25%
Rate of increase in compensation                 4.5%         4.5%         4.5%
Long-term rate of return on plan assets         9.75%         9.0%         9.0%
-------------------------------------------------------------------------------

-------
39

CADMUS COMMUNICATIONS CORPORATION AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS  (CONTINUED)
--------------------------------------------------------------------------------

A summary of the funded status of pension plans at June 30, 1998 and 1997 follows:

                                                                   Core Plans              Supplemental Plan
                                                            ---------------------------------------------------
(In thousands)                                                  1998          1997         1998         1997
---------------------------------------------------------------------------------------------------------------
Actuarial present value of benefit obligations:
  Vested benefits                                            $ 38,612      $ 29,581      $  4,073     $ 3,360
  Nonvested benefits                                            2,498         1,733           362         341
-------------------------------------------------------------------------------------------------------------
Accumulated benefit obligation                                 41,110        31,314         4,435       3,701
Effect of projected salary increases                            6,516         4,975         1,132         868
-------------------------------------------------------------------------------------------------------------
Projected benefit obligation                                   47,626        36,289         5,567       4,569
-------------------------------------------------------------------------------------------------------------
Plan assets at market value                                    44,860        35,057         *            *
-------------------------------------------------------------------------------------------------------------
Excess of projected benefit obligation over plan assets         2,766         1,232         5,567       4,569
Unrecognized net asset (obligation) at transition               1,723         1,875          (578)       (649)
Unrecognized prior service cost                                  (365)          (40)           --          --
Unrecognized losses                                            (1,609)         (867)       (1,306)       (474)
Additional minimum pension liability                               --           238           577         255
-------------------------------------------------------------------------------------------------------------
Accrued pension costs                                        $  2,515      $  2,438      $  4,260     $ 3,701
=============================================================================================================

* The supplemental plan is technically a nonfunded plan. However, the Company has acquired life insurance contracts ($14.5 million face amount at June 30, 1998 and 1997) intended to be adequate to fund future benefits. The cash surrender value of these contracts, net of policy loans, was $2.2 million and $1.9 million at June 30, 1998 and 1997, respectively, and is included in other assets in the consolidated balance sheets.


DEFINED CONTRIBUTION PLAN

The thrift savings plan enables employees to save a portion of their earnings on a tax-deferred basis and also provides for matching contributions from the Company for a portion of the employees' savings. Additionally, the plan provides for individual subsidiary companies to make profit-sharing contributions. The Company's expense under this plan was $1.9 million in fiscal 1998, and $1.8 million in fiscal 1997 and fiscal 1996.


10. OTHER POSTRETIREMENT BENEFITS
All employees of the Company are eligible for retiree medical coverage if they retire on or after attaining age 55 with ten or more years of service. Benefits differ depending upon the date of retirement. For those employees who retired prior to April 1, 1988, and are under age 65, coverage is available at a cost to the retiree equal to the cost to the Company for an active employee less the fixed Company subsidy. Once employees in this group have reached age 65, coverage is available at a cost to the retiree equal to the cost to the Company for a post-65 retiree less the fixed Company subsidy. For those employees who retired on or after April 1, 1988, but before January 1, 1994, coverage is available until age 65. The retiree contributes the full active rate. Upon reaching age 65, coverage under the Company's plan ceases and the retiree becomes covered by Medicare. For those employees who retire on or after January 1, 1994, coverage is available until age 65. The retiree contributes the full retiree rate, which is equal to the cost to the Company for a pre-65 retired employee. Upon reaching age 65, coverage under the Company's plan ceases, and the retiree becomes covered by Medicare.


                                                                        -------

--------------------------------------------------------------------------------

The following table sets forth the components of the accrued postretirement benefit obligation as of June 30, 1998 and 1997:

(In thousands)                                                           1998       1997
------------------------------------------------------------------------------------------
Accrued postretirement benefit obligation attributable to retirees      $ 337      $ 356
Unrecognized net gain                                                     206        274
----------------------------------------------------------------------------------------
Accrued postretirement benefit cost                                     $ 543      $ 630
========================================================================================

Amounts recognized as net periodic postretirement benefit cost in fiscal 1998 and 1997 were not material.


The discount rate used in determining the accumulated postretirement benefit obligation as of June 30, 1998 was 7.25%. The assumed healthcare cost trend rate used in measuring the accumulated benefit obligation was 8% in fiscal 1998, gradually decreasing to 5.75% in the year 2003 and remaining level thereafter. A one percentage-point increase in the assumed healthcare cost trend rates would not change the accumulated postretirement benefit obligation.



11. SHAREHOLDERS' EQUITY
Shareholders' equity consists of the following:

                                                                    Common Stock             Capital in Excess      Retained
(Dollars in thousands, except per share data)                   Shares          Amount          of Par Value        Earnings
-----------------------------------------------------------------------------------------------------------------------------
Balance at June 30, 1995 (as previously reported)             6,030,000        $ 3,015           $ 12,448          $ 46,419
Adjustment for the cumulative effect on prior years of
 applying retroactively the new method of accounting for
 inventory (see note 4)                                              --            --                  --               873
---------------------------------------------------------------------------------------------------------------------------
Balance at June 30, 1995, as adjusted                         6,030,000         3,015              12,448            47,292
Net income (as adjusted, see note 4)                                 --            --                  --             5,796
Cash dividends - $.20 per share                                      --            --                  --            (1,485)
Issuance of common stock                                      1,805,000           902              39,459                --
Net shares issued upon exercise of stock options                 73,000            37               1,064                --
---------------------------------------------------------------------------------------------------------------------------
Balance at June 30, 1996, as adjusted                         7,908,000         3,954              52,971            51,603
Net loss (as adjusted, see note 4)                                   --            --                  --            (5,217)
Cash dividends - $.20 per share                                      --            --                  --            (1,581)
Repurchase of common stock                                      (88,000)          (44)             (1,141)               --
Net shares issued upon exercise of stock options                 10,000             5                  93                --
---------------------------------------------------------------------------------------------------------------------------
Balance at June 30, 1997, as adjusted                         7,830,000         3,915              51,923            44,805
Net income                                                           --            --                  --             9,090
Cash dividends - $.20 per share                                      --            --                  --            (1,572)
Repurchase of common stock                                       (8,000)           (4)               (114)               --
Issuance of common stock for business acquisition
 (see note 3)                                                    41,000            21                 980                --
Net shares issued upon exercise of stock options                 58,000            29                 743                --
---------------------------------------------------------------------------------------------------------------------------
Balance at June 30, 1998                                      7,921,000        $ 3,961           $ 53,532          $ 52,323
===========================================================================================================================

In fiscal 1997, the Board of Directors authorized the repurchase of up to 750,000 shares of the Company's common stock, or about 9% of shares outstanding. Shares may be repurchased from time to time in the open market or through privately negotiated transactions. As of June 30, 1998, 96,000 shares had been repurchased under this authorization.


-------
 41

CADMUS COMMUNICATIONS CORPORATION AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS  (CONTINUED)
--------------------------------------------------------------------------------

In November 1995, the Company completed the issuance of an additional 1.725 million shares of the Company's common stock through a public offering, resulting in net proceeds (after deducting issuance costs) of $38.4 million. The Company used the net proceeds to (i) repay the $11.2 million of 9.76% Senior Notes due in June 2000, plus a $1.3 million ($0.8 million net of tax) prepayment penalty, (ii) fund the cash portion of certain acquisitions and
(iii) repay short-term borrowings used to fund seasonal working capital needs.


In 1989 and 1990, the Board of Directors authorized the purchase of up to 200,000 shares of the Company's stock from time to time on the open market. The shares, if and when purchased, may be used for the funding of employee benefit plans. As of June 30, 1998, 133,000 shares had been repurchased under this authorization.


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


12. STOCK OPTIONS
Under the Company's stock option plans, selected employees and nonemployee directors may be granted options to purchase its common stock at prices equal to the fair market value of the stock at the date the options are granted. In fiscal 1997, the Company adopted the disclosure-only provisions of SFAS No. 123, "Accounting for Stock-Based Compensation." As permitted by the provisions of SFAS No. 123, the Company continues to follow Accounting Principles Board Opinion No. 25, "Accounting for Stock Issued to Employees," and related interpretations in accounting for its stock-based awards. Accordingly, since stock options are issued at fair market value on the date of grant, the Company does not recognize charges to earnings resulting from the plans.


The following information is provided solely in connection with the disclosure requirements of SFAS No. 123. If the Company had elected to recognize compensation cost related to its stock options granted in fiscal 1998 and 1997 in accordance with the provisions of SFAS No. 123, there would have been a pro forma net income of $8,436,000 in fiscal 1998 ($1.03 per share, assuming dilution) and a pro forma net loss of $5,450,000 during fiscal 1997 (($0.68) per share, assuming dilution). The fair value of these options was estimated at the date of grant using a Black-Scholes option pricing model with the following weighted-average assumptions for fiscal 1998 and 1997, respectively: risk-free interest rates of 5.97% and 6.61%; dividend


                                                                        -------

--------------------------------------------------------------------------------

yields of 0.82% and 1.42%; volatility factors of .340 and .390 and an expected life of 8 years. The weighted-average fair value of options was $11.52 and $6.71 per option during fiscal 1998 and 1997, respectively.


A summary of the Company's stock option activity and related information for the fiscal years ended June 30, 1998, 1997 and 1996 follows:

                                   Number of          Option Price        Weighted-Average
                                     Shares            Per Share          Exercise Price(A)
                                 ----------------------------------------------------------
Outstanding at June 30, 1995         607,000     $ 6.38 to $28.00
Exercised                            (73,000)      6.38 to   9.75
Granted                              169,000      16.75 to  25.06
Lapsed or canceled                   (30,000)     16.75 to  25.06
--------------------------------------------------------------------------------------
Outstanding at June 30, 1996         673,000       8.25 to  28.00            $   14.12
Exercised                            (10,000)                9.81                 9.81
Granted                              258,000      13.18 to  16.13                14.06
Lapsed or canceled                   (24,000)      9.13 to  19.19                16.30
--------------------------------------------------------------------------------------
Outstanding at June 30, 1997         897,000       8.25 to  28.00                14.08
Exercised                            (58,000)      9.00 to  17.13                13.21
Granted                              251,000      16.14 to  26.88                24.46
Lapsed or canceled                   (88,000)     13.25 to  19.19                16.78
--------------------------------------------------------------------------------------
Outstanding at June 30, 1998       1,002,000     $ 8.25 to $28.00            $   16.50
--------------------------------------------------------------------------------------

-----
Exercisable at June 30:
 1996                                436,000     $ 8.25 to $24.05
 1997                                403,000       8.25 to  24.05            $   11.44
 1998                                590,000       8.25 to  26.88                13.67
======================================================================================

(A) Disclosure of weighted-average exercise price information is required by SFAS No. 123 for fiscal years beginning after December 15, 1995.


The weighted-average remaining contractual life of options outstanding at June 30, 1998 is 7 years. At June 30, 1998, 1,129,000 shares of authorized but unissued common stock were reserved for issuance upon exercise of options granted or grantable under the plans. Options are generally exercisable under the plans for periods of 5 to 10 years from the date of grant. The following table provides additional detail of the 1,002,000 options outstanding at June 30, 1998:

                                         Weighted-
                        Number of         Average          Weighted-        Number of        Weighted-
      Range of           Options         Remaining          Average          Options          Average
  Exercise Prices      Outstanding     Life (years)     Exercise Price     Exercisable     Exercise Price
---------------------------------------------------------------------------------------------------------
$ 8.25 to $13.25        322,000              4.0           $   9.66          297,000         $   9.36
 14.25 to  19.19        465,000              8.0              16.50          252,000            16.73
 24.05 to  28.00        215,000              9.2              26.75           41,000            26.12
=========================================================================================================

-------
  43

CADMUS COMMUNICATIONS CORPORATION AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS  (CONTINUED)
--------------------------------------------------------------------------------

13. CONCENTRATIONS OF CREDIT RISK
Financial instruments that potentially subject the Company to concentrations of credit risk consist principally of trade receivables. Concentrations of credit risk with respect to trade receivables are limited due to the large number of customers comprising the Company's customer base, and their dispersion across different businesses and geographic regions. As of June 30, 1998 and 1997, the Company had no significant concentrations of credit risk.


14. CONTINGENCIES
The Company is party to various legal actions which are ordinary and incidental to its business. While the outcome of legal actions cannot be predicted with certainty, management believes the outcome of any of these proceedings, or all of them combined, will not have a materially adverse effect on its consolidated financial position or results of operations.


                                                                         -------

CADMUS COMMUNICATIONS CORPORATION AND SUBSIDIARIES
REPORT OF INDEPENDENT PUBLIC ACCOUNTANTS
--------------------------------------------------------------------------------

To the Shareholders and Board of Directors of Cadmus Communications Corporation:


     We have audited the accompanying consolidated balance sheets of Cadmus Communications Corporation (a Virginia corporation), and Subsidiaries as of June 30, 1998 and 1997, and the related consolidated statements of income and cash flows for each of the three years in the period ended June 30, 1998. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.
     We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform an audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.
     In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Cadmus Communications Corporation and Subsidiaries as of June 30, 1998 and 1997, and the results of their operations and their cash flows for each of the three years in the period ended June 30, 1998, in conformity with generally accepted accounting principles.
     As explained in Note 4 to the financial statements, the Company has given retroactive effect to the change in accounting for certain of its inventories from the last-in, first-out method to the first-in, first-out method.




                                             /s/   ARTHUR ANDERSEN LLP
                                             --------------------------
                                                ARTHUR ANDERSEN LLP




Richmond, Virginia
July 28, 1998

-------
  45