Form 10-K, Exhibit 13
period 1999-06-30
CADMUS COMMUNICATIONS CORP/NEW
filed 1999-09-27
CIK 745274

Exhibit 13

Cadmus Communications Corporation and Subsidiaries
SELECTED FINANCIAL DATA(1)

The following data should be read in conjunction with the consolidated financial statements of the Company and management's discussion and analysis that appear elsewhere in this report.


(Dollars in thousands, except per share data)                        Years Ended June 30
---------------------------------------------------------------- ---------------------------
                                                                       1999          1998
                                                                       ----          ----
OPERATING DATA
Net sales                                                          $443,045      $393,823
Cost of sales                                                       353,973       304,014
                                                                    --------      --------
Gross profit                                                         89,072        89,809
Selling and administrative expenses                                  60,730        63,872
Restructuring charge, net                                                --         3,950
Net gain on divestitures                                             (9,521)           --
                                                                    --------      --------
Operating income                                                     37,863        21,987
Interest expense                                                     12,204         7,595
Interest rate swap settlement charges                                 2,101            --
Other, net                                                             (498)         (388)
                                                                    --------      --------
Income (loss) before income taxes and extraordinary item             24,056        14,780
Income tax expense (benefit)                                          9,414         5,690
Extraordinary loss on early extinguishment of debt, net of tax          929            --
                                                                    --------      --------
Net income (loss)                                                  $ 13,713       $ 9,090
----------------------------------------------------------------    --------      --------
OPERATING DATA, BEFORE ONE TIME ITEMS(2)
Operating income                                                   $ 28,342      $ 25,937
Income                                                               10,133        11,541
EBITDA                                                               49,835        44,769
----------------------------------------------------------------    --------      --------
PER SHARE DATA(3)
Income (loss) before extraordinary item
 - as reported                                                      $  1.76       $  1.11
 - before one time items(2)                                            1.22          1.41
Net income (loss) per share
 - as reported                                                         1.65          1.11
 - before one time items(2)                                            1.22          1.41
Cash dividends                                                          .20           .20
Shareholders' equity                                                  15.15         13.86
EBITDA(2)                                                              5.98          5.48
----------------------------------------------------------------    --------      --------
FINANCIAL POSITION
Working capital                                                    $ 60,329      $ 30,937
Property, plant and equipment, net                                  173,085       133,836
Goodwill and other intangibles, net                                 198,570        48,158
Total assets                                                        523,846       291,752
Total debt                                                          275,879       101,755
Total shareholders' equity                                          136,533       109,816
Total capital                                                       412,412       211,571
----------------------------------------------------------------    --------      --------
SELECTED RATIOS
Gross profit margin                                                    20.1%         22.8%
Operating income margin(2)                                              6.4%          6.6%
Effective tax rate(2)                                                  39.1%         38.5%
Debt as a percent of total capital                                     66.9%         48.1%
Operating income return on average total capital(2)                    10.6%         12.7%
Income return on average shareholders' equity (2)                       8.4%         11.0%
----------------------------------------------------------------    --------      --------
OTHER DATA
Weighted-average common shares outstanding                            8,336         8,176
Shares outstanding at fiscal year end                                 9,011         7,921
Stock market price data:
 High                                                               $    25       $    28
 Low                                                                 12 5/8            14
 Close (at fiscal year end)                                          13 3/4        24 1/4
Number of associates (approximate)                                    4,100         3,000
----------------------------------------------------------------    --------      --------



(Dollars in thousands, except per share data)                              Years Ended June 30
---------------------------------------------------------------- ----------------------------------------
                                                                       1997          1996         1995
                                                                       ----          ----         ----
OPERATING DATA
Net sales                                                          $384,942      $336,655      $279,641
Cost of sales                                                       299,840       258,947      209,259
                                                                   --------      --------      --------
Gross profit                                                         85,102        77,708       70,382
Selling and administrative expenses                                  65,104        62,288       52,736
Restructuring charge, net                                            19,699            --           --
Net gain on divestitures                                                 --            --           --
                                                                   --------      --------      --------
Operating income                                                        299        15,420       17,646
Interest expense                                                      7,788         5,144        5,351
Interest rate swap settlement charges                                    --            --           --
Other, net                                                              (53)         (271)        (543)
                                                                   --------      --------      --------
Income (loss) before income taxes and extraordinary item             (7,436)       10,547       12,838
Income tax expense (benefit)                                         (2,219)        3,956        5,263
Extraordinary loss on early extinguishment of debt, net of tax           --           795           --
                                                                   --------      --------      --------
Net income (loss)                                                  $ (5,217)     $  5,796      $ 7,575
----------------------------------------------------------------   --------      --------      --------
OPERATING DATA, BEFORE ONE TIME ITEMS(2)
Operating income                                                   $ 19,998      $ 15,420     $ 17,646
Income                                                                7,556         6,591        7,575
EBITDA                                                               38,239        30,254       30,321
----------------------------------------------------------------   --------      --------      --------
PER SHARE DATA(3)
Income (loss) before extraordinary item
 - as reported                                                     $   (.65)     $   .88       $  1.22
 - before one time items(2)                                             .94          .88          1.22
Net income (loss) per share
 - as reported                                                       (  .65)         .77          1.22
 - before one time items(2)                                             .94          .88          1.22
Cash dividends                                                          .20          .20           .20
Shareholders' equity                                                  12.85        13.72         10.41
EBITDA(2)                                                              4.76         4.04          4.89
----------------------------------------------------------------   --------      --------      --------
FINANCIAL POSITION
Working capital                                                    $ 42,162      $ 60,517      $ 33,286
Property, plant and equipment, net                                  118,621       116,365        84,570
Goodwill and other intangibles, net                                  42,572        52,846         8,281
Total assets                                                        266,916       283,723       172,443
Total debt                                                           96,119       110,124        60,117
Total shareholders' equity                                          100,643       108,528        62,755
Total capital                                                       196,762       218,652       122,872
----------------------------------------------------------------   --------      --------      --------
SELECTED RATIOS
Gross profit margin                                                    22.1%         23.1%         25.2%
Operating income margin(2)                                              5.2%          4.6%          6.3%
Effective tax rate(2)                                                  38.4%         37.5%         41.0%
Debt as a percent of total capital                                     48.8%         50.4%         48.9%
Operating income return on average total capital(2)                     9.6%          9.0%         14.9%
Income return on average shareholders' equity (2)                       7.2%          7.7%         12.8%
----------------------------------------------------------------   --------      --------      --------
OTHER DATA
Weighted-average common shares outstanding                            8,035         7,495         6,195
Shares outstanding at fiscal year end                                 7,830         7,908         6,030
Stock market price data:
 High                                                              $ 17 3/4       $29 7/8       $24 3/4
 Low                                                                 12 1/4        13 1/4        14 1/2
 Close (at fiscal year end)                                          15 1/2        15 3/8        23 5/8
Number of associates (approximate)                                    3,000         3,200         2,400
----------------------------------------------------------------   --------      --------      --------

(1) Certain reclassifications were made to prior years' amounts to conform to current year presentation.
(2) Excludes the effects of the following one-time charges: restructuring charges of $3.95 million ($2.5 million net of tax), and $19.7 million ($12.7 million net of tax) in fiscal 1998 and 1997, respectively; net gain on divestitures in fiscal 1999 of $9.5 million ($5.8 million net of tax); interest rate swap settlement charges in fiscal 1999 of $2.1 million ($1.3 million net of tax) and extraordinary loss on the early extinguishment of debt of $1.5 million ($.9 million net of tax) and $1.3 million ($.8 million net of tax) in fiscal 1999 and 1996, respectively.
(3) Income per share data assumes dilution.

Cadmus Communications Corporation and Subsidiaries
MANAGEMENT'S DISCUSSION AND ANALYSIS

GENERAL


Headquartered in Richmond, Virginia, Cadmus Communications Corporation provides customers with integrated, end-to-end information and communications solutions. The Company is organized around two primary business sectors: Professional Communications serving customers who publish information, and Marketing Communications serving customers who convey marketing messages. Cadmus is the largest printer and producer of scientific, technical and medical ("STM") journals and publications in the United States, and is a leading national printer and producer of special interest magazines, point of purchase materials and specialty packaging materials. Additional Cadmus services include commercial printing, advertising, direct marketing, software duplication, catalog production and interactive media.


ORGANIZATIONAL STRUCTURE
The Company's current organizational structure was effected during fiscal 1997, when it announced a major restructuring plan designed to exit or reshape those businesses that were not performing or were not core to its strategy, and to create a more efficient and cost effective organizational structure. In connection with the restructuring, the Company reorganized its organizational and operational structure into two business sectors: Professional Communications and Marketing Communications. The company's previous organizational structure consisted of the Periodicals, Graphic Communications, Marketing and Publishing groups.
     Cadmus Professional Communications is comprised of primarily two product lines: STM journal services and special interest magazines, serving both not-for-profit and commercial publishers. Cadmus Professional Communications provides a full range of composition, editorial, prepress, printing, warehousing and distribution services. In addition, this sector provides a full complement of digital products and services, including website design and architecture, content management, Internet and CD-ROM based electronic archiving, electronic peer review and online publishing.
     Cadmus Marketing Communications focuses on the creation, production and distribution of graphic communications and marketing services. Major product lines include point of purchase marketing materials, specialty packaging and promotional printing production, graphic solutions, software duplication, catalog design and photography, commercial printing, direct marketing and fulfillment and distribution services.


SIGNIFICANT TRANSACTIONS
Acquisition of Mack Printing Company. On April 1, 1999, the Company acquired the Mack Printing Company ("Mack") by purchasing all of the capital stock of its parent company, Melham Holdings, Inc., for approximately $201 million. Mack is a full-service publications printer that produces a wide variety of shortto medium-run magazines and journals, generally for customers in the mid-Atlantic and northeast regions of the United States. The results of operations of Mack have been included in the Company's consolidated results of operations since the date of acquisition. Mack's net sales since acquisition were $40.5 million and operating income was $5.6 million.
     Divestitures of Financial Communications and Custom Publishing Product Lines. In the third quarter of fiscal 1999, the Company divested its financial communications and custom publishing product lines. Net cash proceeds from these transactions totaled $32.3 million and resulted in a pre-tax net gain of $9.5 million. For the twelve months ended June 30, 1999, net sales for the divested operations were $34.5 million and operating losses totaled $1.1 million.
     Acquisition of Germersheim, Inc, and Related Restructure. In April 1998, the Company acquired Germersheim, Inc., an Atlanta-based point of purchase provider. In June 1998, the Company recorded an acquisition-related restructuring charge of $4.0 million ($2.5 million net of tax) related to the integration of Germersheim with its existing point of purchase operations. The charge included costs to consolidate facilities, eliminate redundant assets and provide severance. These actions were initiated in fiscal 1998 and have been completed.
     Fiscal 1997 Restructuring. During the fourth quarter of fiscal 1997, the Company adopted a restructuring plan that impacted a number of the operations. The plan included:
     o the closing of the Baltimore promotional printing facility and the Long Beach-based direct marketing agency;
     o the consolidation of the Atlanta and Richmond-based interactive divisions;
     o the consolidation of two STM journal fulfillment and distribution operations;
     o the realignment of management, production and administrative personnel due to the realignment of the businesses;
     o the write-down of certain tangible and intangible assets; and

     o the exit from certain nonstrategic customer relationships and product lines.

In connection with this restructuring plan, the Company recorded a restructuring charge of $19.9 million ($12.9 million net of tax). Operations that were discontinued as a result of the restructuring had net sales of $16.4 million in fiscal 1997. The fiscal 1997 restructuring charge was offset by a $0.3 million restructuring gain ($0.2 million net of tax) recorded in the first quarter of fiscal 1997 related to the restructuring of the former consumer publishing product line. These restructuring actions are substantially complete.

RESULTS OF OPERATIONS
The following discussion and analysis of the financial condition and results of operations covers periods prior to the acquisition of Mack, the refinancing of the former senior credit facility and the issuance of the senior subordinated notes. As a result of those transactions, the Company now has a different capital structure. Accordingly, the results of operations for periods subsequent to the consummation of these transactions will not necessarily be comparable to prior periods.
     The following table summarizes the consolidated results of operations for the periods indicated, as well as the percentages of categories relative to net sales.

                                                                      Years Ended June 30
                                      -----------------------------------------------------------------------------------
Dollars in millions                             1999                         1998                         1997
------------------------------------- -------------------------   --------------------------   --------------------------
Net sales                              $  443.0     100.0%         $   393.8         100.0%      $  384.9     100.0%
Cost of sales                             353.9      79.9              304.0          77.2          299.8      77.9
-------------------------------------  --------     ------         ---------         -----       --------     -----
Gross profit                               89.1      20.1%              89.8          22.8%          85.1      22.1%
-------------------------------------  --------     ------         ---------         -----       --------     -----
Selling and administrative expenses        60.7      13.7               63.8          16.2           65.1      16.9
Restructuring charge, net                    --        --                4.0           1.0           19.7       5.1
Net gain on divestitures                   (9.5)     (2.2)                --            --             --        --
-------------------------------------  --------     ------         ---------         -----       --------     -----
Operating income                           37.9       8.6%              22.0           5.6%           0.3       0.1%
-------------------------------------  --------     ------         ---------         -----       --------     -----
Interest expense                           12.2       2.8                7.6           1.9            7.8       2.0
Interest rate swap settlement
 charges                                    2.1        .5                 --            --             --        --
Other expenses, net                        (0.4)     (0.1)              (0.4)         (0.1)          (0.1)       --
-------------------------------------  --------     ------         ---------         -----       --------     -----
Income (loss) before income taxes
 and extraordinary item                    24.0       5.4%              14.8           3.8%          (7.4)     (1.9)%
Income tax expense (benefit)                9.4       2.1                5.7           1.5           (2.2)     (0.6)
-------------------------------------  --------     ------         ---------         -----       --------     -----
Income (loss) before
 extraordinary item                        14.6       3.3%               9.1           2.3%          (5.2)     (1.3)%
Extraordinary loss (net of tax)             0.9       0.2                 --            --             --        --
-------------------------------------  --------     ------         ---------         -----       --------     -----
Net income (loss)                      $   13.7       3.1%         $     9.1           2.3%     $    (5.2)     (1.3)%
-------------------------------------  --------     ------         ---------         -----      ---------     -----
Capital expenditures                   $   18.5       4.1%         $    33.6           7.5%     $    22.9       5.9 %

Cadmus Communications Corporation and Subsidiaries
MANAGEMENT'S DISCUSSION AND ANALYSIS (CONTINUED)

Comparison of Fiscal 1999 with Fiscal 1998


Net Sales
Net sales increased 12% to $443.0 million from $393.8 million for fiscal 1998. The increase was driven primarily by the acquisition of Mack, growth from the STM journal, graphic solutions and specialty packaging and promotional printing product lines, and the inclusion of twelve months of Germersheim's point of purchase operations in fiscal 1999. Partially offsetting these increases were the impact of lower paper prices, and the impact of the divested operations. Adjusted for the acquisition of Mack and Germersheim and for the divestitures of the financial communications and custom publishing product lines, net sales growth was 6% for the year.
     Professional Communications sector net sales rose 21% to $245.5 million during fiscal 1999. This increase was primarily attributable to the acquisition of Mack and net sales growth in the STM journal product line, offset partially by lower magazine net sales and lower paper prices. Adjusted for the acquisition of Mack, and the impact of lower paper prices, net sales growth was 3%. The decline in magazines sales was due principally to the decision to discontinue serving certain non-strategic magazine accounts in fiscal 1998.
     Net sales for the Marketing Communications sector increased by 4% for fiscal 1999, from $191.1 million to $198.4 million. Adjusted for the acquisition of Germersheim and for the divestitures of the financial communications and custom publishing product lines, net sales growth was 14%. This internal net sales growth increase was primarily driven by double-digit growth in the graphic solutions and specialty packaging and promotional printing product lines. The increases in these product lines were generally attributable to the addition of new clients, increased work from existing clients and the expansion of manufacturing and selling capacity within these businesses.

Gross Profit
Gross profit margins declined to 20.1% for fiscal 1999, compared to 22.8% for fiscal 1998, as an increase in margins in the Professional Communications sector was offset by a decline in the Marketing Communications sector. Professional Communications sector gross profit margins increased to 22.8% in fiscal 1999, from 21.9% in fiscal 1998. This increase was primarily attributable to the inclusion of Mack in the fourth quarter of fiscal 1999. Adjusting for the acquisition of Mack, the Professional Communications sector gross profit margins rose to 22.1%. Marketing Communications sector gross profit margins declined from 23.8% to 16.9%. This decrease was primarily attributable to a significant decline in gross margins in the Company's point of purchase business and in the divested businesses.

Selling and Administrative Expenses
Selling and administrative expenses expressed as a percentage of net sales declined to 13.7% in fiscal 1999 from 16.2% for fiscal 1998. This improvement was largely attributable to net sales growth, favorable change in revenue mix as a result of the acquisition of Mack and divestiture of the financial communications and custom publishing product lines, continued cost containment, reduced corporate overhead costs, and lower incentive compensation and discretionary benefits.

Operating Income
Operating income rose 72% for fiscal 1999 to $37.9 million from $22.0 million in fiscal 1998, driven primarily by the net gain realized on the divestiture of the financial communications and custom publishing product lines in 1999, and the inclusion of Mack. Adjusted for the $9.5 million pre-tax net gain on the divestitures, the operating results of the divested operations, the restructuring charge of $4.0 million taken in fiscal 1998, and the acquisitions of Mack and Germersheim, operating income rose 12%.

Interest Expense and Income Taxes
Interest expense increased $4.6 million for fiscal 1999 over 1998 due to higher debt levels resulting primarily from the refinancing of the former senior credit facility and issuance of senior subordinated notes in connection with the acquisition of Mack. The effective income tax rate was 39.2% for fiscal 1999 and 38.5% for fiscal 1998.

Comparison of Fiscal 1998 with Fiscal 1997

Net Sales
Net sales rose 2% to $393.8 million for fiscal 1998 from $384.9 million in fiscal 1997. Adjusted for businesses discontinued in connection with the 1997 restructuring and for the 1998 acquisition of Germersheim, net sales growth was 7%.
     Net sales for the Professional Communications sector were $202.7 million for fiscal 1998, which were relatively unchanged from fiscal 1997. This was due to lower paper prices and the intentional downsizing of the magazine product line. These declines in net sales were offset by increases in trade association/educational publications and a 1% increase in STM journal net sales.
     Net sales for the Marketing Communications sector were $191.1 million for fiscal 1998 compared to $179.2 million for fiscal 1997, representing an increase of 7%. Adjusting for the impact of discontinued operations and the acquisition of Germersheim, net sales increased 15%. This increase in Marketing Communi-cations' net sales was led primarily by: (1) a 19% increase in net sales from the specialty packaging and promotional printing product line; (2) an 18% increase in agency fees from the marketing services product line; (3) a 31% increase from the financial communications product line; and (4) strong performances by the graphic solutions and point of purchase product lines, particularly in the latter half of the fiscal year. The net sales increase in the marketing services product line was driven by a 32% increase in direct marketing agency fees resulting from new account development and growth from existing customers, a 19% increase in custom publishing agency fees due to growth from existing customers and an increase in catalog design and photography agency fees due to increased billings to existing customers. The growth in the financial communications product line was driven by strong capital markets activity, growth in mutual fund services and growth in full service banking relationships.

Gross Profit
The gross profit margin improved to 22.8% in fiscal 1998 from 22.1% in the prior year. This increase was primarily attributable to the benefits resulting from restructuring actions that the Company took in the fourth quarter of fiscal 1997, a favorable change in product mix and lower paper prices.

Selling and Administrative Expenses
Selling and administrative expenses were $63.8 million for fiscal 1998, representing a decrease of $1.3 million from the prior year. As a percentage of net sales, selling and administrative expenses decreased to 16.2% from 16.9% last year. This improvement was driven by efficiencies resulting from restructuring actions that the Company took in the fourth quarter of fiscal 1997.

Operating Income
Operating income was $22.0 million for fiscal 1998, as compared to $0.3 million for fiscal 1997. Operating income was affected by restructuring charges of $4.0 million and $19.7 million in fiscal 1998 and 1997, respectively. Operating income before restructuring charges rose to $26.0 million, or 6.6% of net sales, from $20.0 million, or 5.2% of net sales in the prior year. This increase in operating income was driven by improvement from both the Professional Communi-cations and Marketing Communications sectors.

Interest Expense and Income Taxes
Interest expense decreased to $7.6 million in fiscal 1998 from $7.8 million in fiscal 1997, primarily due to the lower average debt levels throughout the year. The effective income tax rate was 38.5% for fiscal 1998 and 29.8% for fiscal 1997 (38.4% excluding the effects of fiscal 1997 restructuring charges).

Liquidity and Capital Resources

Operating Activities
Net cash provided by operating activities was $18.4 million for fiscal 1999, as compared to $35.3 million for 1998, representing a $16.9 million reduction in cash provided by operating activities. This change was primarily due to an increase in working capital demands in fiscal 1999, which included: (1) an increase in receivables due to higher net sales to customers; (2) a reduction in accounts payable due to final payments in 1999 on certain production equipment purchased in late fiscal 1998; and (3) the payment of fiscal year 1998 sales and management incentives. The decrease in cash provided by operating activities as compared to the prior year was partially offset by a reduction in cash outflows related to the restructuring plans announced in the fourth quarters of fiscal years 1998 and 1997 and by a decrease in the required cash contribution to fund certain employee benefit plans.

Investing Activities
Net cash used in investing activities was $172.5 million for fiscal 1999, compared to $38.5 million used in 1998 and $15.5 million in 1997. During fiscal 1999, cash used to fund the acquisitions of Mack, Dynamic Diagrams, Inc., certain assets of Beacon Press and Imagelink, Inc. totaled $188.8 million. This usage was partially offset by the receipt of $32.3 million in net proceeds from the sale of the financial communications and custom publishing product lines. Capital expenditures for fiscal 1999 were $18.5 million, and consisted primarily of investments in new presses and manufacturing equipment, and new business and manufacturing systems. Currently, the Company has $3.6 million in commitments for capital expenditures. The Company estimates that capital expenditures for fiscal 2000 will total approximately $20.0 million.

Cadmus Communications Corporation and Subsidiaries
MANAGEMENT'S DISCUSSION AND ANALYSIS (CONTINUED)

     Net cash used in investing activities totaled $38.5 million in fiscal 1998. Investing activities in 1998 included $33.6 million for capital expenditures and $11.1 million to fund acquisitions. Partially offsetting these uses was $6.8 million in proceeds from sales of property, plant and equipment, primarily related to the sale of manufacturing facilities in Charlotte and Baltimore. Significant capital expenditures included three new presses and the expansion of the Charlotte manufacturing and fulfillment facilities.
     Net cash used in investing activities in fiscal 1997 totaled $15.5 million. Included in this amount were capital expenditures of $22.9 million, which were partially offset by proceeds of $6.5 million from the sale of the consumer publishing product line and sales of property, plant and equipment of $2.9 million.

Financing Activities
Net cash provided by financing activities was $159.1 million for fiscal 1999, as compared to cash provided of $3.0 million for fiscal 1998 and cash used of $17.1 million in 1997.
     On April 1, 1999, in conjunction with the Mack acquisition, the Company entered into a new $200.0 million senior bank credit agreement with a group of seven banks. The new senior bank credit facility consists of a $55.0 million, five-year amortizing term loan facility and a $145.0 million, five-year revolving credit facility. The proceeds from this agreement provided additional funding for the Mack acquisition and replaced an existing $160.0 million credit agreement, which consisted of a $40.0 million term loan facility and a $120.0 million revolving credit facility, entered into in October 1996. Initial borrowings under this new facility totaled $155 million. Of this amount, approximately $66 million was used to finance the purchase price of Mack, with the remainder used to pay off borrowings under the former senior credit facility and to pay up-front costs associated with the financing of Mack. These up-front costs included $7.4 million in costs related to the refinancing of the credit facility, issuance of the bridge notes, and issuance of the senior subordinated notes, and $2.1 million in interest rate swap settlement charges. The remainder of the Mack purchase was financed with proceeds from the issuance of $110.0 million in bridge financing notes, $6.4 million of junior subordinated notes and approximately 1.2 million shares of the Company's common stock. On June 1, 1999, the Company redeemed the bridge notes with the proceeds from the sale of $125.0 million of senior subordinated notes.

     Additional uses of funds include the repurchase of shares of the common stock for $3.9 million, and dividend payments of $1.6 million.
     Net cash provided by financing activities in 1998 totaled $3.0 million. Bank credit facility borrowings were utilized to fund investing activities in excess of net cash provided by operating activities.
     Net cash used in financing activities in fiscal 1997 totaled $17.1 million. The Company used the excess of cash provided by operating activities less cash used in investing activities to repay debt.
     Total debt at June 30, 1999, was $275.9 million, up from $101.8 million at June 30, 1998. As a result of the increased debt level, the debt to total capital ratio increased to 66.9% at June 30, 1999, from 48.1% at June 30, 1998.
     Following the acquisition of Mack, the divestiture of the financial communications and custom publishing product lines, the refinancing of the former senior credit facility, the issuance of the senior subordinated debt, and the application of the net proceeds therefrom, the primary cash requirements of the Company will be for debt service, capital expenditures and working capital. The primary sources of liquidity will be cash flow provided by operations and unused capacity under the senior credit facility. The Company believes that these funds will provide sufficient liquidity and capital resources to meet the anticipated debt service requirements, capital expenditures and working capital needs through fiscal 2000. The future operating performance and the ability to service or refinance the Company's debt depends on the ability to implement the business strategy and on general economic, financial, competitive, legislative, regulatory and other factors, many of which are beyond the control of the Company.

Market Risk
At June 30, 1999, the Company had various fixed-to-floating interest rate swap agreements outstanding with an aggregate notional amount of $40.0 million. These interest rate swap agreements were entered into in fiscal 1999 to convert $40.0 million of the 9.75% senior subordinated notes due in 2009 to floating-rate debt. Under the terms of the interest rate swap agreement, the Company receives interest payments at a fixed rate ranging from 7.1% to 7.2%. The Company pays interest at a variable rate that is based on three-month LIBOR for each of the swap agreements. The initial term of these swap agreements expires in fiscal 2009, and the banks have an option to terminate the agreements in fiscal 2002. The fair value of these contracts (which is not recognized in the consolidated financial statements) at June 30, 1999, was zero.
     At June 30, 1999, the Company had no floating-to-fixed interest rate swap agreements. On April 1, 1999, the Company terminated floating-to-fixed interest rate swap agreements with an aggregate notional amount of $70.0 million that were outstanding at June 30, 1998. In connection with the termination of these agreements, the Company incurred a pretax charge of $2.1 million in the fourth quarter of fiscal 1999 recorded as a separate line item in the Consolidated Statements of Income.
     The Company entered into an interest rate cap agreement in May 1999 to limit its interest rate exposure on the new $200.0 senior bank credit agreement. The agreement provides a cap at 5.75% on 30-day LIBOR in notional amounts of $30.0 million for the period May 1999 to May 2000 and $22.5 million for the period May 2000 to May 2001. The Company paid a one-time amount of $0.1 million for this agreement, which is being amortized over the 2-year life of the agreement. In exchange, the Company will receive payment of the 30-day LIBOR interest rate in excess of 5.75% on the notional amount of the agreement over the course of the agreement. At June 30, 1999, this agreement had a fair market value of approximately $0.1 million.
     The notional amount of each swap contract or interest rate cap agreement does not represent exposure to credit loss. In the event of default by the counterparties, the risk, if any, is the cost of replacing the agreement at current market rates. The Company continually monitors its positions and the credit rating of its counterparties and limits the amount of agreements it enters into with any one party. Management does not anticipate nonperformance by the counterparties. However, if incurred, any such loss would be immaterial. Additional information on the hedging instruments is provided in Note 7 of Notes to Consolidated Financial Statements.

Year 2000 Issue

Many computer systems in use today were designed and developed using two digits, rather than four, to specify the year. As a result, such systems will recognize the year 2000 as "00." This could cause many computer applications to fail completely or to create erroneous results unless corrective measures are taken. The Company recognizes the need to ensure that the operations will not be adversely impacted by Year 2000 software failures and is preparing for the Year 2000. The Company is engaged in an ongoing analysis and remediation of the Year 2000 exposure. Mack, which the Company acquired on April 1, 1999, was engaged in its own analysis of its Year 2000 exposure at the time the Company acquired them. The Company is actively continuing the process that Mack started and is aggressively integrating Mack's Year 2000 response model into the Company's model, which is discussed below. Because each company's Year 2000 model has operated separately up to this point, the Company has presented separate discussions of each.

Cadmus
In April 1998, the Company designated a formal Year 2000 monitoring team to coordinate, identify, evaluate and implement changes to computer systems and applications necessary to achieve a Year 2000 date conversion with minimal effect on customers or disruption to business operations. Cadmus' Year 2000 response model includes the following four phases, each of which are explained more fully below:
     o problem awareness;
     o inventory;
     o assessment; and
     o remediation, testing and implementation.
     Problem Awareness: During the problem awareness phase, the Company held training sessions for management on potential effects of the change to the year 2000 and notified the employees that the Company was aware of and addressing the problem. This phase was completed in October 1998.
     Inventory: During this phase, the monitoring team conducted site level inventories of systems and equipment to survey assets and software for potential compliance problems. Information technology systems and operational systems (presses, environmental controls, telecommunications equipment, etc.) were addressed. These continually updated inventories formed the basis of the site level remediation, testing and implementation efforts. All formal system inventories were completed by November 1998.
     Assessment: In the assessment phase, the Company analyzed the results of the inventories and concluded that the risk of having non-compliant systems was low. The assessment phase was completed by November 1998.
     Remediation, Testing and Implementation: This phase began in mid 1998.
Year 2000 remediation activities have proceeded largely according to plan. At present, all of Cadmus' major financial, manufacturing and administrative systems are believed to be Year 2000 compliant. In fact, with the exception of fewer than a

Cadmus Communications Corporation and Subsidiaries
MANAGEMENT'S DISCUSSION AND ANALYSIS (CONTINUED)

dozen remaining assets, which are to receive upgrades or be replaced during the fall of 1999, remediation of mission critical systems has been completed under Cadmus' plan. Business continuity plans are being prepared to mitigate the impact of unforeseen problems.
     Based upon ongoing dialogue with vendors and customers, the Company now believes that the most reasonably likely worst case Year 2000 scenario may involve spot failures of third party infrastructure services such as transportation or utilities. The Company is implementing a plan for ongoing collaboration with vendors and customers to mitigate the impact of those potential outages. It is expected that this plan will continue to evolve based upon information that is available till a time immediately preceding January 1, 2000.
     The Company estimates the total cost of achieving Year 2000 compliance to be $0.4 million to $0.6 million in excess of the normal software upgrades and replacements. Most of these costs were incurred during fiscal 1999. The remainder will be incurred in the first half of fiscal 2000 and will be expensed through operations.

Mack
The Company has substantially completed the problem awareness, inventory and assessment process for all Mack entities and has made progress in their remediation.
     Prior to its acquisition, Mack recognized the need to ensure that their business operations would not be adversely affected by the Year 2000 and was aware of the time-sensitive nature of the problem. Mack formulated and commenced a comprehensive plan to address all known aspects of the Year 2000 problem: information systems, production and facilities equipment, suppliers and customers. The Company is currently continuing this plan. The Company is in the process of testing Mack's information technology systems, as well as all other systems and verifying that vendor-supplied or outsourced systems will be Year 2000 compliant. Any systems that are not compliant will be repaired or replaced. The Company is also making inquiries of Mack's customers and suppliers to assess their Year 2000 readiness. In collaboration with former Mack executives, the Company has estimated that Mack will complete this process prior to October 1999.

     The identifiable costs of assessing and modifying Mack's computer software and hardware and its production facilities and equipment, incurred as of June 30, 1999, were $2.4 million, of which approximately $1.9 million was incurred prior to acquisition. The estimated costs yet to be incurred are approximately $1.5 million. In conjunction with the purchase of Mack, $2.0 million of the purchase price has been placed in escrow to cover the expected Year 2000 costs. The current assessment (and therefore the escrow) does not include costs related to software and hardware replaced in the normal course of business other than replacements accelerated due to the Year 2000 issue.
     The Company believes that the most reasonably likely worst-case Year 2000 scenario for Mack may involve non-compliant vendors or non-compliant customers who may experience business outages. Accordingly, the Company is currently communicating with all third parties with which Mack has a material relationship (including vendors, financial institutions and customers) and identifying potentially non-compliant parties. The Company is compiling a list of non-compliant parties for the purpose of assessing the degree of exposure and risk. Contingency plans specific to those parties (including, with respect to vendors, alternative vendor relationships) are being developed. The Company expects to complete this entire process for Mack by November 1999.
     The previous discussions contain forward-looking information. Readers are cautioned that such information involves risks and uncertainties, including those created by general market conditions, competition and the possibility that events may occur that limit the ability of the Company to maintain or improve its operating results or execute its strategy. Although the Company believes that the assumptions underlying the forward-looking statements are reasonable, any of the assumptions could be inaccurate, and therefore there can be no assurance that the forward-looking statements included herein will prove to be accurate. The inclusion of such information should not be regarded as a representation by the Company or any other person that the objectives and plans of the Company will be achieved.

Cadmus Communications Corporation and Subsidiaries
SELECTED QUARTERLY DATA (unaudited)(1)

(In thousands, except per share data)                              1999 Quarters Ended
------------------------------------------------------------------------------------------------------------
                                             Sept 30          Dec 31           Mar 31          June 30
------------------------------------------------------------------------------------------------------------
Net sales                                    $99,784         $108,811        $100,001        $ 134,449
Gross profit                                  20,665           21,531          19,406           27,470
Income before extraordinary items              2,531            3,121           7,527            1,463
Net income                                     2,531            3,121           7,527              534
Per share data:(3)
 Income before extraordinary items           $   .31         $    .39         $   .94         $    .16
 Net income                                      .31              .39             .94              .06
 Cash dividends                                  .05              .05             .05              .05
Operating data, before one-time items:(2)
 Operating income                            $ 6,126         $  6,956         $ 4,846         $ 10,414
 Income                                        2,531            3,121           1,719            2,762
 Income per share (3)                            .31              .39             .22              .30
Stock market price data:
 High                                        $    25         $     19 7/8     $    19 1/4     $     15
 Low                                              18 1/2           15 5/8          12 5/8           12 5/8
 Close                                            19 1/2           18 7/8          14 3/8           13 3/4


                                                                   1998 Quarters Ended
------------------------------------------------------------------------------------------------------------
                                              Sept 30          Dec 31          Mar 31          June 30
------------------------------------------------------------------------------------------------------------
Net sales                                    $ 92,362        $ 96,048        $101,234        $ 104,179
Gross profit                                   20,548          21,667          23,722           23,871
Net income                                      2,036           2,919           3,275              860
Per share data: (3)
 Net income                                   $   .25         $   .36         $   .40         $    .10
 Cash dividends                                   .05             .05             .05              .05
Operating data, before one-time items: (2)
 Operating income                             $ 5,260         $ 6,366         $ 7,081         $  7,230
 Income                                         2,036           2,919           3,275            3,311
 Income per share (3)                             .25             .36             .40              .40
Stock market price data:
 High                                         $    22         $    23         $    25 7/8     $     28
 Low                                               14              19 3/4          19 3/4           23 3/8
 Close                                             20 1/2          20 1/2          23 3/4           24 1/4
-------------------------------------------   --------        --------        --------        ---------

(1) Certain reclassifications were made to prior years' amounts to conform to current year presentation.
(2) Excludes the effects of the following one-time charges: restructuring charges of $3.95 million ($2.5 million net of tax), in fiscal 1998; net gain on divestitures in fiscal 1999 of $9.5 million ($5.8 million net of tax); interest rate swap settlement charges in fiscal 1999 of $2.1 million ($1.3 million net of tax) and extraordinary loss on the early extinguishment of debt in fiscal 1999 of $1.5 million ($.9 million net of tax).
(3) Income per share data assumes dilution.

Cadmus Communications Corporation and Subsidiaries
CONSOLIDATED STATEMENTS OF INCOME

(In thousands, except per share data)                       Years Ended June 30
-------------------------------------------------------------------------------------------
                                                     1999           1998           1997
-------------------------------------------------------------------------------------------
Net sales                                         $ 443,045      $ 393,823      $ 384,942
-------------------------------------------------------------------------------------------
Operating expenses:
 Cost of sales                                      353,973        304,014        299,840
 Selling and administrative                          60,730         63,872         65,104
 Restructuring charge, net                               --          3,950         19,699
 Net gain on divestitures                            (9,521)            --             --
-------------------------------------------------------------------------------------------
                                                    405,182        371,836        384,643
-------------------------------------------------------------------------------------------
Operating income                                     37,863         21,987            299
Interest and other expenses:
 Interest                                            12,204          7,595          7,788
 Interest rate swap settlement charges                2,101             --             --
 Other, net                                            (498)          (388)           (53)
-------------------------------------------------------------------------------------------
                                                     13,807          7,207          7,735
-------------------------------------------------------------------------------------------
Income (loss) before income taxes
 and extraordinary item                              24,056         14,780         (7,436)
Income tax expense (benefit)                          9,414          5,690         (2,219)
-------------------------------------------------------------------------------------------
Income (loss) before extraordinary item              14,642          9,090         (5,217)
Extraordinary loss on early extinguishment
 of debt (net of income tax benefit of $574)            929             --             --
-------------------------------------------------------------------------------------------
Net income (loss)                                 $  13,713      $   9,090      $  (5,217)
-------------------------------------------------------------------------------------------
Earnings per share--basic:
 Income (loss) before extraordinary item          $    1.79      $    1.16      $    (.66)
 Extraordinary loss on early extinguishment
   of debt                                             (.11)            --             --
-------------------------------------------------------------------------------------------
Net income (loss)                                 $    1.68      $    1.16      $    (.66)
-------------------------------------------------------------------------------------------
Weighted-average common shares outstanding            8,156          7,860          7,900
-------------------------------------------------------------------------------------------
Earnings per share--diluted:
 Income (loss) before extraordinary item          $    1.76      $    1.11      $    (.65)
 Extraordinary loss on early extinguishment
   of debt                                             (.11)            --             --
-------------------------------------------------------------------------------------------
Net income (loss)                                 $    1.65      $    1.11      $    (.65)
-------------------------------------------------------------------------------------------
Weighted-average common shares outstanding,
 assuming dilution                                    8,336          8,176          8,035
-------------------------------------------------------------------------------------------

See accompanying Notes to Consolidated Financial Statements

Cadmus Communications Corporation and Subsidiaries
CONSOLIDATED BALANCE SHEETS

(In thousands, except share data)                                  At June 30
--------------------------------------------------------------------------------------
                                                               1999           1998
--------------------------------------------------------------------------------------
ASSETS
Current assets:
 Cash and cash equivalents                                  $   5,068      $      --
 Accounts receivable, less allowance for doubtful
   accounts ($3,081 in 1999 and $2,575 in 1998)                92,532         70,571
 Inventories                                                   30,586         25,610
 Deferred income taxes                                          5,842          3,832
 Prepaid expenses and other                                     6,230          4,107
--------------------------------------------------------------------------------------
   Total current assets                                       140,258        104,120
--------------------------------------------------------------------------------------
Property, plant and equipment, net                            173,085        133,836
Goodwill and other intangibles, net                           198,570         48,158
Other assets                                                   11,933          5,638
--------------------------------------------------------------------------------------
TOTAL ASSETS                                                $ 523,846      $ 291,752
--------------------------------------------------------------------------------------
LIABILITIES AND SHAREHOLDERS' EQUITY
Current liabilities:
 Short-term borrowings                                      $      --      $   2,100
 Current maturities of long-term debt                           6,637          6,431
 Accounts payable                                              42,017         41,981
 Accrued expenses                                              31,275         18,293
 Restructuring reserve                                             --          4,378
--------------------------------------------------------------------------------------
   Total current liabilities                                   79,929         73,183
--------------------------------------------------------------------------------------
Long-term debt, less current maturities                       269,242         93,224
Other long-term liabilities                                    29,426          8,867
Deferred income taxes                                           8,716          6,662
Shareholders' equity:
 Common stock ($.50 par value; authorized shares--
   16,000,000; issued and outstanding shares--9,011,000
   in 1999 and 7,921,000 in 1998)                               4,505          3,961
 Capital in excess of par value                                68,001         53,532
 Retained earnings                                             64,403         52,323
 Accumulated other comprehensive income (loss)                   (376)            --
--------------------------------------------------------------------------------------
   Total shareholders' equity                                 136,533        109,816
--------------------------------------------------------------------------------------
TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY                  $ 523,846      $ 291,752
--------------------------------------------------------------------------------------

See accompanying Notes to Consolidated Financial Statements

Cadmus Communications Corporation and Subsidiaries
CONSOLIDATED STATEMENTS OF CASH FLOWS

(In thousands)                                                              Years Ended June 30
------------------------------------------------------------------------------------------------------------
                                                                     1999           1998            1997
------------------------------------------------------------------------------------------------------------
OPERATING ACTIVITIES
Net income (loss)                                                $   13,713      $   9,090       $  (5,217)
Adjustments to reconcile net income (loss) to net
 cash provided by operating activities:
 Extraordinary loss on early extinguishment of debt                     929             --              --
 Interest rate swap settlement charges                                2,101             --              --
 Depreciation and amortization                                       20,995         18,444          18,188
 Restructuring charge                                                    --          3,950          19,699
 Net gain on divestitures                                            (9,521)            --              --
 Other, net                                                           2,137          1,676          (5,468)
------------------------------------------------------------------------------------------------------------
                                                                     30,354         33,160          27,202
------------------------------------------------------------------------------------------------------------
Changes in assets and liabilities, excluding
debt and effects of acquisitions:
 Accounts receivable, net                                            (5,892)         4,675           5,544
 Inventories                                                          1,988         (4,158)          4,455
 Accounts payable and accrued expenses                               (6,023)         7,873          (3,071)
 Restructuring reserve (due to cash payments)                        (2,071)        (4,745)         (2,850)
 Other current assets                                                   530           (138)          2,018
 Other long-term liabilities (due to pension plan payments)              --         (1,774)         (3,400)
 Other, net                                                            (511)           414           1,742
------------------------------------------------------------------------------------------------------------
                                                                    (11,979)         2,147           4,438
------------------------------------------------------------------------------------------------------------
 Net cash provided by operating activities                           18,375         35,307          31,640
------------------------------------------------------------------------------------------------------------
INVESTING ACTIVITIES
Purchases of property, plant and equipment                          (18,506)       (33,588)        (22,883)
Proceeds from sales of property, plant and equipment                  2,426          6,765           2,860
Payments for businesses acquired                                   (188,834)       (11,139)           (482)
Net proceeds from sale of divested businesses                        32,320             --           6,500
Other, net                                                              140           (543)         (1,520)
------------------------------------------------------------------------------------------------------------
Net cash used in investing activities                              (172,454)       (38,505)        (15,525)
------------------------------------------------------------------------------------------------------------
FINANCING ACTIVITIES
Proceeds from (repayment of) short-term borrowings, net              (2,100)           450          (1,673)
Proceeds from long-term borrowings                                   61,415             --          40,415
Proceeds from long-term revolving credit facility                   100,000          8,500          18,000
Proceeds from bridge loans                                          110,000             --              --
Repayment of long-term borrowings                                   (38,692)        (5,018)        (70,747)
Repayment of long-term revolving credit facility                    (71,500)            --              --
Proceeds from issuance of senior subordinated notes                 125,000             --              --
Repayment of bridge loans                                          (110,000)            --              --
Financing costs paid                                                 (7,407)            --              --
Interest rate swap settlement charges                                (2,101)            --              --
Dividends paid                                                       (1,633)        (1,572)         (1,581)
Repurchase and retirement of common stock                            (3,864)          (118)         (1,185)
Proceeds from exercise of stock options                                  29            772              98
Other, net                                                               --             --            (399)
------------------------------------------------------------------------------------------------------------
Net cash provided by (used in) financing activities                 159,147          3,014         (17,072)
------------------------------------------------------------------------------------------------------------
Increase (decrease) in cash and cash equivalents                      5,068           (184)           (957)
Cash and cash equivalents at beginning of year                           --            184           1,141
------------------------------------------------------------------------------------------------------------
Cash and cash equivalents at end of year                         $    5,068      $      --       $     184
------------------------------------------------------------------------------------------------------------

See accompanying Notes to Consolidated Financial Statements

Cadmus Communications Corporation and Subsidiaries
CONSOLIDATED STATEMENTS OF SHAREHOLDERS' EQUITY


                                                                                                Accumulated
                                                                   Capital in                      Other
                                           Common Stock            Excess of      Retained      Comprehensive
(In thousands)                        Shares          Amount       Par Value      Earnings      Income (Loss)        Total
-----------------------------------------------------------------------------------------------------------------------------
Balance at June 30, 1996              7,908          $ 3,954        $ 52,971       $ 51,603         $    --        $ 108,528
Net loss                                --                --              --         (5,217)             --           (5,217)
Cash dividends--$.20 per share          --                --              --         (1,581)             --           (1,581)
Repurchase and retirement
 of common stock                        (88)             (44)         (1,141)            --              --           (1,185)
Net shares issued upon exercise
 of stock options                        10                5              93             --              --               98
-----------------------------------------------------------------------------------------------------------------------------
Balance at June 30, 1997              7,830            3,915          51,923         44,805              --          100,643
Net income                              --                --              --          9,090              --            9,090
Cash dividends--$.20 per share          --                --              --         (1,572)             --           (1,572)
Repurchase and retirement of
 common stock                            (8)              (4)           (114)            --              --             (118)
Issuance of common stock for
 business acquisition                    41               21             980             --              --            1,001
Net shares issued upon exercise
 of stock options                        58               29             743             --              --              772
-----------------------------------------------------------------------------------------------------------------------------
Balance at June 30, 1998              7,921            3,961          53,532         52,323              --          109,816
Net income                               --               --              --         13,713              --           13,713
Change in minimum pension
 liability                               --               --              --             --            (376)            (376)
                                                                                                                    ---------
 Comprehensive income                                                                                                 13,337
                                                                                                                    ---------
Cash dividends--$.20 per share           --               --              --         (1,633)             --           (1,633)
Repurchase and retirement of
 common stock                          (201)            (101)         (3,763)            --              --           (3,864)
Issuance of common stock for
 business acquisitions                1,288              644          18,204             --              --           18,848
Net shares issued upon exercise
 of stock options                         3                1              28             --              --               29
-----------------------------------------------------------------------------------------------------------------------------
Balance at June 30, 1999              9,011          $ 4,505        $ 68,001       $ 64,403         $  (376)       $ 136,533
-----------------------------------------------------------------------------------------------------------------------------

See accompanying Notes to Consolidated Financial Statements

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


NATURE OF OPERATIONS. Headquartered in Richmond, Virginia, Cadmus Communications Corporation provides customers with integrated, end-to-end information and communications solutions. The Company is organized around two primary business sectors: Professional Communications, serving customers who publish information, and Marketing Communications, serving customers who convey marketing messages. Cadmus is the largest printer and producer of scientific, technical and medical ("STM") journals and publications in the United States, and is a leading national printer and producer of special interest magazines, point of purchase materials and specialty packaging materials. Additional Cadmus services include commercial printing, advertising, direct marketing, software duplication, catalog production and interactive media.

CASH AND CASH EQUIVALENTS. Cash and cash equivalents include all cash balances and highly liquid investments with an original maturity of three months or less.

REVENUE RECOGNITION. Substantially all products are produced to customer specifications. The Company recognizes revenue when service projects are completed or products are shipped.

INVENTORIES. Inventories are valued at the lower of cost, as determined using the first-in, first-out method, or market.

PROPERTY, PLANT AND EQUIPMENT. Property, plant and equipment is stated at cost, net of accumulated depreciation. Major renewals and improvements are capitalized, whereas ordinary maintenance and repair costs are expensed as incurred. Gains or losses on disposition of assets are reflected in earnings and the related asset costs and accumulated depreciation are removed from the respective accounts. Depreciation is calculated by the straight-line method based on useful lives of 30 years for buildings and improvements, and 3 to 10 years for machinery, equipment and fixtures.

GOODWILL. The Company amortizes costs in excess of fair value of net assets of businesses acquired using the straight-line method over a period not to exceed 40 years. Recoverability is reviewed annually or sooner if events or changes in circumstances indicate that the carrying amount may exceed fair value. If recoverability is deemed to be potentially impaired, recoverability is then determined by comparing the undiscounted net cash flows of the assets to which the goodwill applies to the net book value including goodwill of those assets. Accumulated amortization at June 30, 1999 and 1998, was $11.0 million and $8.1 million, respectively. Amortization expense was $2.9 million, $1.7 million and $2.0 million for fiscal years 1999, 1998 and 1997, respectively.

EARNINGS PER SHARE. Basic earnings per share is computed on the basis of weighted-average common shares outstanding from the date of issue. Diluted earnings per share is computed on the basis of weighted-average common shares outstanding plus common shares contingently issuable upon the exercise of dilutive stock options. Incremental shares for dilutive stock options, computed under the treasury stock method, were 180,000, 316,000, and 135,000, in fiscal 1999, 1998 and 1997, respectively.

USE OF ESTIMATES. The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates.

INCOME TAXES. The Company uses the asset and liability method of Statement of Financial Accounting Standards ("SFAS") No. 109 to account for income taxes. SFAS No. 109 requires the recognition of deferred tax liabilities and assets for the expected future tax consequences of temporary differences between the financial reporting basis and tax basis of assets and liabilities.

RECENTLY ISSUED ACCOUNTING PRONOUNCEMENTS. In fiscal 1999, the Company adopted SFAS No. 130, "Reporting Comprehensive Income." This statement establishes standards for reporting and display of comprehensive income and its components. Comprehensive income for the Company consists of net income and minimum pension liability adjustments.
     Effective June, 30, 1999, the Company adopted SFAS No. 131, "Disclosures about Segments of an Enterprise and Related Information." This statement requires the Company to report information about its operating segments according to the management approach for determining reportable segments. This approach is based on the way management organizes segments within a company for making operating decisions and assessing performance. SFAS No. 131 also establishes standards for supplemental disclosure about products and services, geographical areas and major customers. The Company defines its operating segments as "sectors." Sector results have been reported for the years presented and are described in Note 12.
     Effective June, 30, 1999, the Company adopted SFAS No. 132 "Employers' Disclosure about Pensions and Other Postretirement Benefits -- an amendment to FASB Statements No. 87, No. 88, and No. 106," which standardizes the disclosure requirements for pensions and other postretirement benefits. The Company, as required by SFAS No. 132, has restated the prior year disclosures for comparative purposes. The new disclosures are presented in Note 9.
     In June 1998, the FASB issued SFAS No. 133, "Accounting for Derivative Instruments and Hedging Activities." This statement requires derivative instruments to be recorded in the balance sheet at their fair value with changes in fair value being recognized in earnings unless specific hedging accounting criteria are met. The Company plans to adopt this pronouncement in fiscal 2001. Management believes that the adoption of this pronouncement will not have a material impact on the Company's financial position or results of operations.

RECLASSIFICATIONS. Certain previously reported amounts have been reclassified to conform to the current-year presentation.

2. RESTRUCTURING CHARGES

In April 1998, the Company acquired Germersheim, Inc., an Atlanta-based point of purchase display provider. In June 1998, the Company recorded an acquisition-related restructuring charge of $4.0 million ($2.5 million net of tax) related to the integration of Germersheim with the existing point of purchase operations. The charge included costs to consolidate facilities, eliminate redundant assets and provide severance. These actions were initiated in fiscal 1998 and have been completed.
     During the fourth quarter of fiscal 1997, the Company adopted a restructuring plan that impacted a number of the operations. The plan included: the closing of the Baltimore promotional printing facility and the Long Beach-based direct marketing agency; the consolidation of the Atlanta and Richmond-based interactive divisions; the consolidation of two STM journal fulfillment and distribution operations; the realignment of management, production and administrative personnel due to the realignment of the businesses; the write-down of tangible and intangible assets; and the exit from certain nonstrategic customer relationships and product lines. In connection with the restructuring plan, the Company recorded a restructuring charge of $19.9 million ($12.9 million net of tax) in the fourth quarter of fiscal 1997. The restructuring charge consisted of tangible and intangible asset write-downs of $11.5 million, severance and other employee costs of $4.5 million, facility closure and consolidation costs of $2.9 million and exit costs of $1.0 million. Severance and other employee costs relate to approximately 250 associates at various operating and corporate facilities. Operations that were discontinued as a result of the restructuring reported sales of $16.4 million and $15.9 million in fiscal 1997 and fiscal 1996, respectively. All restructuring actions have been substantially completed.
     The fiscal 1997 restructuring charge was offset by a $0.3 million restructuring gain ($0.2 million net of tax) recorded in the first quarter of fiscal 1997 related to the restructuring of the former publishing operations. The $0.3 million gain consisted of a $0.7 million gain from the sale of the consumer publishing operation, offset by a $0.4 million charge related to the strategic repositioning of the custom publishing product line into the Marketing Communications sector.

Cadmus Communications Corporation and Subsidiaries
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

3. ACQUISITIONS AND DISPOSITIONS

1999 Acquisitions
On April 1, 1999, the Company purchased all of the outstanding stock of Melham Holdings, Inc. ("Melham"), a Delaware corporation. Melham's operating subsidiary is the Mack Printing Company ("Mack"), a full-service printer that produces a wide variety of short- to medium-run magazines and journals generally for customers in the mid-Atlantic and northeast regions of the United States. The Company financed the purchase with $66.0 million of senior bank debt, $70.0 million in bridge financing notes issued to the prior owners of Melham, $40.0 million in bridge financing notes issued to two banks, $6.4 million of junior subordinated notes and approximately 1.2 million shares of the Company's common stock (valued at approximately $16.3 million). The Company redeemed the bridge notes with $110.0 million of the proceeds from the sale of $125.0 million of senior subordinated notes on June 1, 1999. Mack, based in Easton, Pennsylvania, has three production facilities in Pennsylvania and one in Maryland. (see note
7)
     The acquisition of Mack was accounted for under the purchase method, and accordingly, the costs of the acquisition were allocated to the assets acquired and liabilities assumed based on their respective fair values. Goodwill of $149.6 million is being amortized by the straight-line method over 40 years. The results of operations of Mack has been included in the Company's consolidated results of operations since the date of acquisition.
     The unaudited consolidated results of operations on a pro forma basis, as though Mack had been acquired as of the beginning of fiscal years 1999 and 1998, are as follows:

-------------------------------------------------------------------------
(In thousands, except per share data)          1999             1998
-------------------------------------------------------------------------
Net sales                                   $  560,914       $  553,647
Income before extraordinary item                14,804           10,311
Net income                                      13,875           10,311
Earnings per share, assuming dilution:
 Income before extraordinary item           $     1.61       $     1.10
 Net income                                       1.51             1.10
-------------------------------------------------------------------------

  In conjunction with the acquisition of Mack, the Company expects to incur certain costs to integrate Mack into its existing Professional Communications sector. These costs are expected to include costs to consolidate duplicate functions, to consolidate duplicate assets, to consolidate duplicate operations, and to provide for severance and relocation costs for certain employees. The process of planning these actions and quantifying these costs was not fully complete at June 30, 1999. The Company anticipates that it will record a comprehensive restructuring charge in fiscal 2000.
     As part of this process, the Company identified that both Mack and Cadmus were engaged in separate projects to replace existing manufacturing and information systems. The Company began evaluating these projects in fiscal 1999 to decide whether to continue implementing both, or to consolidate efforts towards one project. This evaluation was completed in August, 1999. Based upon this evaluation, the Company decided to discontinue the implementation of its existing systems project, and proceed with the Mack systems project. Costs related to the discontinued project are included in fixed assets as of June 30, 1999, and are currently being evaluated as to their fair market value and realizability. The Company currently anticipates that the fiscal 2000 charge to write down costs associated with this discontinued project will be between $5.5 and $6.0 million.
     In October 1998, the Company acquired the assets of Beacon Press, which included printing presses, as well as electronic prepress and bindery equipment. In February 1999, the Company acquired Dynamic Diagrams, Inc., a Web information architecture firm which develops visual site mapping, and graphically designs sites for customers. In February, 1999, the Company acquired certain equipment and inventory, and assumed certain leases from Imagelink, Inc., a provider of prepress services to the point of purchase operation. The Company paid $5.8 million for these acquisitions, consisting of approximately $5.2 million in cash and 33,000 shares of the Company's common stock.

1999 Divestitures
On March 1, 1999, the Company sold its Charlotte-based financial communications product line to R.R. Donnelley & Sons for a net purchase price of $32.3 million. The sale included all of Cadmus Financial Communications' assets and operations connected with marketing, selling and distributing mutual fund, shareholder and other SEC-related communication services. The assets sold included certain receivables, inventory, and machinery and equipment which were specific to the business of marketing, selling and distribution of financial printing services, mutual fund printing services, shareholder communications printing services, and activities related thereto. The sale resulted in a pretax gain of $12.3 million. On February 26, 1999, the Company sold its Custom Publishing product line to a Boston-based relationship marketing company owned by the former president of Custom Publishing. In connection with this sale, the Company recorded a net pretax loss of $2.8 million.

1998 Acquisitions
On April 1, 1998, the Company acquired Germersheim, Inc., an Atlanta-based national point of purchase marketing service provider for $13.7 million. The agreement provided for additional contingent consideration payable to the seller based upon future performance of the business. The acquisition was accounted for under the purchase method and, accordingly, the costs of the acquisition were allocated to the assets acquired and the liabilities assumed based upon the respective fair values at the date of purchase. The operating results of Germersheim, Inc. have been included in the consolidated operating results since the date of acquisition. During fiscal 1999, contingent consideration of $0.7 million was accrued pursuant to the purchase agreement. The contingent consideration was accounted for as an adjustment to the purchase price and increased goodwill, accordingly.

1997 Divestiture
In September 1996, the Company sold the net assets of its consumer publishing division for total consideration of $6.5 million. The sale resulted in a pretax gain of $0.7 million. (see Note 2)

4. INVENTORIES

Inventories as of June 30, 1999 and 1998 consisted of the following:

(In thousands)                    1999         1998
------------------------------------------------------
Raw materials and supplies      $  9,389     $  4,841
Work in process:
 Materials                         6,507        6,567
 Other manufacturing costs        10,978       11,331
Finished goods                     3,712        2,871
------------------------------------------------------
Inventories                     $ 30,586     $ 25,610
------------------------------------------------------

5. PROPERTY, PLANT AND EQUIPMENT

Property, plant and equipment as of June 30, 1999 and 1998 consisted of the following:

(In thousands)                              1999           1998
-----------------------------------------------------------------
Land and improvements                    $   7,620      $   6,041
Buildings and improvements                  58,380         49,985
Machinery, equipment and fixtures          222,467        185,079
-----------------------------------------------------------------
Total property, plant and equipment        288,467        241,105
Less: Accumulated depreciation             115,382        107,269
-----------------------------------------------------------------
Property, plant and equipment, net       $ 173,085      $ 133,836
-----------------------------------------------------------------

Cadmus Communications Corporation and Subsidiaries
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

  The Company leases office, production and storage space, and equipment under various noncancelable operating leases. A number of leases contain renewal options and some contain purchase options. Certain leases require the Company to pay utilities, taxes, and other operating expenses. Future minimum rental payments required under operating leases that have initial or remaining noncancelable lease terms in excess of one year as of June 30, 1999 are as follows: 2000 - $7.3 million; 2001 - $5.6 million; 2002 - $4.9 million; 2003 -
$3.5 million; 2004 - $2.9 million and thereafter - $22.5 million.
     Total rental expense charged to operations was $6.8 million, $6.5 million, and $7.0 million in fiscal 1999, 1998 and 1997, respectively. Substantially all such rental expense represented the minimum rental payments under operating leases.
     Depreciation expense was $18.1 million, $16.7 million, and $16.2 million for fiscal 1999, 1998 and 1997, respectively. Commitments outstanding for capital expenditures at June 30, 1999 totaled $3.6 million.

6. OTHER BALANCE SHEET INFORMATION

Accrued expenses at June 30, 1999 and 1998 included $12.9 million and $12.7 million, respectively, in accrued compensation expense.
     Other long-term liabilities consist principally of amounts recorded under deferred compensation arrangements with certain executive officers and other employees and amounts recorded under the pension and other postretirement benefit plans (see Note 9).

7. DEBT

Long-term debt at June 30, 1999 and 1998 consisted of the following:

(In thousands)                                                              1999          1998
-------------------------------------------------------------------------------------------------
Senior Bank Credit Facility:
 Term loan facility, weighted-average interest rate of 6.63%             $  53,750     $ 37,000
 Revolving credit facility, weighted-average interest rate of 6.47%         85,000       56,500
9.75% Senior Subordinated Notes, due 2009                                  125,000           --
11.5% Subordinated Promissory Notes, due 2010                                6,415           --
Tax-exempt variable rate industrial development bonds, weighted-
 average interest rate of 3.34%, due 2016                                    1,600        1,600
Mortgage payable, 10%, due 2002                                              2,640        2,669
Other                                                                        1,474        1,886
-------------------------------------------------------------------------------------------------
Total long-term debt                                                       275,879       99,655
Less: Current maturities of long-term debt                                   6,637        6,431
-------------------------------------------------------------------------------------------------
Long-term debt                                                           $ 269,242     $ 93,224
-------------------------------------------------------------------------------------------------

Senior Bank Credit Facility -- On April 1, 1999, in conjunction with the Mack acquisition (see Note 3), the Company entered into a new $200.0 million senior bank credit agreement with a group of seven banks. The new senior bank credit facility consists of a $55.0 million, five-year amortizing term loan facility and a $145.0 million, five-year revolving credit facility. The proceeds from this facility provided additional funding for the Mack acquisition and replaced an existing $160.0 million credit agreement, which consisted of a $40.0 million term loan facility and a $120.0 million revolving credit facility, entered into in October 1996. The senior bank credit facility is jointly and severally guaranteed by each of the Company's present and future significant subsidiaries and is secured by a pledge of the capital stock of present and future significant subsidiaries.

     A summary of the term, interest rate spreads and commitment fees for the new $200.0 million senior bank credit facility and the former $160.0 million credit facility follows.


                               New $200 Million    Former $160 Million
                               Credit Facility       Credit Facility
----------------------------------------------------------------------
Term loan facility                 5 Years              7 Years
Revolving credit facility          5 Years              5 Years
Interest Rate Spreads:
 LIBOR Loans                    1.75% - 3.25%       0.175% - 0.875%
 Prime Rate Loans              0.250% - 1.250%      0.000% - 0.000%
Commitment Fee Rate            0.375% - 0.625%      0.125% - 0.30%
----------------------------------------------------------------------

  The revolving credit facility under the new senior bank credit facility will terminate on March 31, 2004. The term loan facility under the senior bank credit facility will amortize in scheduled quarterly installments beginning in June 1999 and mature on March 31, 2004. Interest rates under the new senior bank credit facility will be a function of either LIBOR or prime rate. The senior bank credit facility requires the Company to pay unused commitment fees with respect to the revolving credit facility. The unused commitment fee will be determined by reference to a total debt-to-EBITDA (earnings before interest, taxes, depreciation and amortization) ratio.
     The new senior bank credit facility contains certain covenants regarding the ratio of debt-to-EBITDA, fixed charge coverage and net worth, and contains other restrictions, including limitations of additional borrowings, and the acquisition, disposition and securitization of assets. The Company was in compliance with all covenants under this facility at June 30, 1999.
     The expenses related to the issuance of debt are capitalized and amortized to interest expense over the lives of the related debt. During fiscal 1999, the Company wrote off deferred financing costs of approximately $0.4 million in the fourth quarter of fiscal 1999 that had been capitalized in connection with the former bank credit facility. The write-off has been included in the extraordinary item in the Consolidated Statements of Income.
     Senior Subordinated Notes -- On June 1, 1999, the Company issued senior subordinated notes in the aggregate principal amount of $125.0 million. Interest is payable semi-annually on June 1 and December 1 of each year, beginning December 1, 1999, at an annual rate of 9.75%. The senior subordinated notes have no required principal payments prior to maturity on June 1, 2009. The notes constitute unsecured senior subordinated obligations of the Company. The Company can redeem the senior subordinated notes, in whole or in part, on or after June 1, 2004, at redemption prices which range from 100% to 104.875%, plus accrued and unpaid interest. In addition, prior to June 1, 2002, the Company can redeem up to 35% of the senior subordinated notes at 109.75% of the principal amount thereof, plus accrued and unpaid interest, with the net cash proceeds from certain common stock offerings. Each holder of the senior subordinated notes has the right to require the Company to repurchase the notes at a purchase price of 101% of the principal amount, plus accrued and unpaid interest thereon, upon the occurrence of certain events constituting a change of control of the Company.
     The net proceeds of the senior subordinated notes were used to repay $110.0 million of bridge financing notes issued on April 1, 1999, in conjunction with the Company's purchase of Mack Printing, with the balance of the proceeds repaying revolving bank borrowings under the new senior bank credit facility. The senior bank credit facility repayments did not permanently reduce the commitments thereunder. The $110.0 million of bridge financing notes consisted of $70.0 million in bridge financing notes issued to the sellers of Mack and $40.0 million in bridge financing notes issued to two financial institutions. The bridge financing notes, which were issued on April 1, 1999, and repaid on June 1, 1999, had a 10-year term with interest based on LIBOR. The repayment of the bridge financing notes resulted in the write-off of deferred financing costs of approximately $1.1 million in the fourth quarter of fiscal 1999. The write-off has been included in the extraordinary item in the Consolidated Statements of Income.
     The senior subordinated notes contain certain covenants regarding the ratio of debt-to-EBITDA and contain other restrictions, including limitations of additional borrowings, and the acquisition, disposition and securitization of assets. The Company was in compliance with all covenants under the senior subordinated note indenture at June 30, 1999.
     Subordinated Promissory Notes -- On April 1, 1999, in conjunction with the Mack acquisition, the Company issued subordinated promissory notes in the aggregate principal amount of $6.4 million to the sellers of Mack.

Cadmus Communications Corporation and Subsidiaries
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

Interest is payable monthly on the first day of each month beginning May 1, 1999, at an annual rate of 11.5%. The subordinated promissory notes have no required principal payments prior to maturity on March 31, 2010. The notes are subordinated in right of payment to the prior payment in full in cash of all of the Company's senior and senior subordinated debt.
     The Company can redeem the subordinated promissory notes, in whole or in part, on or after March 31, 2004, at 100% of the principal amount thereof, plus accrued interest thereon. Upon the occurrence of certain events constituting a change of control of the Company, the Company must first satisfy the obligations under the provisions of the senior debt agreements and then may repurchase the subordinated promissory notes at a purchase price of 100% of the principal amount, plus accrued interest thereon.
     Other Disclosures -- The fair value of long-term debt as of June 30, 1999 and 1998, approximated their recorded values.
  Maturities of long-term debt are as follows: 2000 - $6.6 million; 2001 - $10.9 million; 2002 - $15.1 million; 2003 - $13.8 million; 2004 - $96.5 million;
thereafter - $133.0 million. The net book value of all encumbered properties as of June 30, 1999 and 1998, totaled $4.1 million and $4.2 million, respectively.
     The Company incurred interest expense of $12.2 million, $8.2 million, and $8.5 million for fiscal 1999, 1998 and 1997, respectively, of which $0.3 million for 1999, $0.6 million for 1998, and $0.7 million for 1997 were capitalized. In addition, for fiscal 1999, the Company incurred and paid $2.1 million in termination fees on certain interest rate swap agreements discussed below. Interest paid, net of amounts capitalized, totaled $10.3 million, $7.7 million, and $7.9 million for fiscal 1999, 1998 and 1997 respectively.
     Hedging Arrangements -- The Company has a strategy to optimize the ratio of the Company's fixed-to-variable rate financing consistent with maintaining an acceptable level of exposure to the risk of interest rate fluctuations. To achieve this mix, the Company, from time to time, enters into interest rate swap agreements with various banks to exchange fixed and variable rate interest payment obligations without the exchange of the underlying principal amounts (the "notional amounts"). These agreements are hedged against the Company's long-term borrowings and have the effect of converting the Company's long-term borrowings from variable rate to fixed rate, or fixed rate to variable rate, as required. The differential to be paid or received is accrued as interest rates change and is recognized as an adjustment to interest expense related to the debt. The related amount payable to or receivable from counterparties is included in other liabilities or assets. The Company's strategy to effectively convert variable rate financing to fixed rate financing through the use of the aforementioned swap agreements resulted in additional interest cost of $0.9 million in fiscal 1999, $1.3 million in fiscal 1998, and $1.2 million in fiscal 1997.
     At June 30, 1999, the Company had various fixed-to-floating interest rate swap agreements outstanding with an aggregate notional amount of $40.0 million. These swaps were entered into in fiscal 1999 to convert $40.0 million of the 9.75% senior subordinated notes due in 2009 to floating-rate debt. Under the terms of this agreement, the Company receives interest payments at a fixed rate ranging from 7.1% to 7.2%. The Company pays interest at a variable rate that is based on three-month LIBOR for each of the swap agreements. The initial term of these swap agreements expires in fiscal 2009, and the banks have an option to terminate the agreements in fiscal 2002. The fair value of the Company's interest rate swap contracts (which is not recognized in the consolidated financial statements) at June 30, 1999 and 1998, was zero and negative $0.1 million, respectively.
     At June 30, 1999, the Company had no floating-to-fixed interest rate swap agreements. On April 1, 1999, the Company terminated floating-to-fixed interest rate swap agreements with an aggregate notional amount of $70.0 million that were outstanding at June 30, 1998. In connection with the termination of these agreements, the Company incurred a pretax charge of $2.1 million in the fourth quarter of fiscal 1999 recorded as a separate line item in the Consolidated Statements of Income.

   The notional amounts and applicable rates of the Company's interest rate swap agreements were as follows:
--------------------------------------------------------------------------------

                                       Paid Fixed,                             Paid Floating,
                                    Received Floating                          Received Fixed
----------------------------------------------------------------------------------------------------------
(In thousands)               1999          1998          1997          1999          1998          1997
----------------------------------------------------------------------------------------------------------
Notional amount:
Beginning balance         $  88,700     $ 88,700      $ 47,900      $  35,000     $ 35,000      $ 35,000
New contracts                    --           --        40,800         40,000           --            --
Expired contracts           (18,700)          --            --        (35,000)          --            --
Terminated contracts        (70,000)          --            --             --           --            --
----------------------------------------------------------------------------------------------------------
Ending Balance            $      --     $ 88,700      $ 88,700      $  40,000     $ 35,000      $ 35,000
----------------------------------------------------------------------------------------------------------


                                                             Weighted-Average
                                                        Interest Rates for  1999
--------------------------------------------------------------------------------
Type of swap:                                               Paid      Received
--------------------------------------------------------------------------------
Paid fixed, received floating                               6.9%        5.4%
Paid floating, received fixed                               5.7%        5.3%
--------------------------------------------------------------------------------

The notional amount of each swap contract does not represent exposure to credit loss. In the event of default by the counterparties, the risk, if any, is the cost of replacing the swap agreement at current market rates. The Company continually monitors its positions and the credit rating of its counterparties and limits the amount of agreements it enters into with any one party. Management does not anticipate nonperformance by the counterparties; however, if incurred, any such loss would be immaterial.
     The Company entered into an interest rate cap agreement in May 1999 to limit its interest rate exposure on the new $200.0 senior bank credit agreement. The agreement provides a cap at 5.75% on 30-day LIBOR in notional amounts of $30.0 million for the period May 1999 to May 2000 and $22.5 million for the period May 2000 to May 2001. The Company paid a one-time amount of $0.1 million for this agreement, which is being amortized over the 2-year life of the agreement. In exchange, the Company will receive payment of the 30-day LIBOR interest rate in excess of 5.75% on the notional amount of the agreement over the course of the agreement. At June 30, 1999, this agreement had a fair market value of approximately $0.1 million.
     The Company was a party to interest rate lock option agreements prior to the issuance of the 9.75% senior subordinated notes. The aggregate notional amount of these agreements was $90.0 million. These options were terminated in May 1999 prior to exercise. Upon termination of these agreements, the Company realized a gain of approximately $0.5 million that is being amortized over the 10-year life of the senior subordinated notes.

Cadmus Communications Corporation and Subsidiaries
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

8. INCOME TAXES

Income tax expense (benefit), for the years ended June 30, 1999, 1998 and 1997 consisted of the following:

(In thousands)                      1999        1998          1997
----------------------------------------------------------------------
Current:
 Federal                          $6,509      $ 4,069      $   2,878
 State                             1,462        1,098            483
----------------------------------------------------------------------
Total current                      7,971        5,167          3,361
----------------------------------------------------------------------
Deferred:
 Federal                             687          456         (4,168)
 State                               182           67         (1,412)
----------------------------------------------------------------------
Total deferred                       869          523         (5,580)
----------------------------------------------------------------------
Income tax expense (benefit)      $8,840      $ 5,690      $  (2,219)
----------------------------------------------------------------------

  The amount of income tax expense (benefit) differs from the amount obtained by application of the statutory U.S. rates to income (loss) before income taxes and extraordinary item for the reasons shown in the following table:

(In thousands)                                        1999         1998           1997
------------------------------------------------------------------------------------------
Computed at statutory U.S. rate                     $ 7,540      $ 5,059       $  (2,573)
State income taxes, net of Federal tax benefit          333          341            (613)
Goodwill amortization                                   793          450             924
Research tax credit                                      --          (50)            (75)
Other                                                   174         (110)            118
------------------------------------------------------------------------------------------
Income tax expense (benefit)                        $ 8,840      $ 5,690       $  (2,219)
------------------------------------------------------------------------------------------

  Cash paid for income taxes totaled $3.4 million, $5.0 million, and $2.3 million, during fiscal 1999, 1998 and 1997, respectively.
     The Company has state net operating loss carryforwards aggregating approximately $37.8 million, which expire during fiscal years 2004 to 2013. A valuation allowance of $1.1 million has been established for state net operating loss benefits that are not expected to be realized. The valuation allowance increased by $0.3 million in fiscal 1999 and $0.1 million in fiscal 1998.

     The tax effects of the significant temporary differences that comprise the deferred tax assets and liabilities in the consolidated balance sheets at June 30, 1999 and 1998, are as follows:

(In thousands)                                 1999         1998
------------------------------------------------------------------
Assets:
 Allowance for doubtful accounts             $ 1,180      $ 1,067
 Employee benefits                             9,475        5,028
 State net operating loss carryforwards        2,221        1,545
 Goodwill                                      1,991        2,625
 Accrued restructuring costs                      75        2,133
 Other                                         6,377           51
------------------------------------------------------------------
Gross deferred tax assets                     21,319       12,449
------------------------------------------------------------------
Liabilities:
 Property, plant, and equipment               22,544       14,171
 Other                                           584          346
------------------------------------------------------------------
Gross deferred tax liabilities                23,128       14,517
------------------------------------------------------------------
Valuation allowance                            1,065          762
------------------------------------------------------------------
Net liability                                $ 2,874      $ 2,830
------------------------------------------------------------------

9. PENSION PLANS AND OTHER POST RETIREMENT BENEFIT PLANS

The Company maintains separate retirement plans for its associates under the Cadmus plans and Mack plans as a result of the April 1, 1999, acquisition of Mack (see Note 3). It is anticipated that the Mack plans will be merged into the Cadmus plans in fiscal 2000.

Pension Plans
The Company has defined benefit pension plans in effect that cover substantially all employees, and participates in multiemployer retirement plans that provide defined benefits to employees covered under collective bargaining agreements. The Company also has in effect certain nonqualified, nonfunded supplemental pension plans for certain key executives. All plans provide benefit payments using formulas based on an employee's compensation and length of service, or stated amounts for each year of service.
     The Company makes contributions to its defined benefit plans sufficient to meet the minimum funding requirements of applicable laws and regulations. Contributions to the multiemployer plan are generally based on a negotiated labor contract. Contributions to the supplemental plans are provided through charges to earnings sufficient to meet the projected benefit obligation. Although the supplemental plans are nonfunded, the Company has acquired life insurance contracts ($14.7 million face amount at June 30, 1999 and $14.5 million face amount at June 1998) intended to be adequate to fund future benefits. The cash surrender value of these contracts, net of policy loans, was $2.6 million and $2.2 million at June 30, 1999 and 1998, respectively, and is included in other assets in the consolidated balance sheets. The Company's contributions to its pension plans totaled $1.3 million, $1.8 million, and $3.4 million in fiscal 1999, 1998 and 1997, respectively.
     Assets of the plans consist primarily of equity and debt securities, and interest-bearing deposits under insurance contracts.

Post Retirement Plans
Employees of the Company under the Cadmus plans are eligible for retiree medical coverage if they retire on or after attaining age 55 with ten or more years of service. Benefits differ depending upon the date of retirement. For those employees who retired prior to April 1, 1988, and are under age 65, coverage is available at a cost to the retiree equal to the cost to the Company for an active employee less the fixed Company subsidy. Once employees in this group have reached age 65, coverage is available at a cost to the retiree equal to the cost to the Company for a post-65 retiree less the fixed Company subsidy. For those employees who retired on or after April 1, 1988, but before

Cadmus Communications Corporation and Subsidiaries
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

January 1, 1994, coverage is available until age 65. The retiree contributes the full active rate. Upon reaching age 65, coverage under the Company's plan ceases. For those employees who retire on or after January 1, 1994, coverage is available until age 65. The retiree contributes the full retiree rate, which is equal to the cost to the Company for a pre-65 retired employee. Upon reaching age 65, coverage under the Company's plan ceases.
     The Mack plans provide certain health care benefits for eligible retired employees and their spouses. In addition, the Company provides fully paid life insurance coverage with benefits ranging from $5,000 to $40,000 for retirees under the Mack plans. The retiree health care plan is contributory for all retirees who were full-time regular employees of Mack.
      The following table summarizes the funded status of the plans and the amounts recognized in the Consolidated Balance Sheets, based upon actuarial valuations:

                                                                                         Post Retirement
                                                          Pension Benefits                  Benefits
--------------------------------------------------------------------------------------------------------------
(In thousands)                                           1999           1998            1999           1998
--------------------------------------------------------------------------------------------------------------
 Change in benefit obligation:
 Benefit obligation at beginning of year             $   53,193      $  40,766       $     337       $   356
 Service cost                                             3,794          2,550              28            --
 Interest cost                                            4,604          3,288             111            27
 Participant contributions                                   --             --              18            --
 Plan amendments                                             --            331              --            --
 Actuarial (gain) loss                                   (1,842)         7,780             (17)           19
 Special termination benefits                                --             54              --            --
 Business combinations                                   46,450             --           4,952            --
 Benefit payments                                        (1,821)        (1,576)           (150)          (65)
--------------------------------------------------------------------------------------------------------------
 Benefit obligation at end of year                   $  104,378      $  53,193       $   5,279       $   337
--------------------------------------------------------------------------------------------------------------
 Fair value of plan assets at beginning of year      $   44,860      $  35,057       $      --       $    --
 Actual return on plan assets                              (561)         9,546              --            --
 Employer contribution                                      865          1,768             150            65
 Benefit payments                                        (1,886)        (1,511)           (150)          (65)
 Business combinations                                   40,197             --              --            --
--------------------------------------------------------------------------------------------------------------
 Fair value of plan assets at end of year            $   83,475      $  44,860       $      --       $    --
--------------------------------------------------------------------------------------------------------------
 Funded status                                       $  (20,903)     $  (8,333)      $  (5,279)      $  (337)
 Unrecognized actuarial (gain) loss                       6,772          2,915            (207)         (206)
 Unrecognized transition asset (obligation)              (1,065)        (1,145)             --            --
 Unrecognized prior service cost                            343            365              --            --
 Contribution made between measurement date
  and fiscal year end                                       478             --              --            --
--------------------------------------------------------------------------------------------------------------
 Net amount recognized                               $  (14,375)     $  (6,198)      $  (5,486)      $  (543)
--------------------------------------------------------------------------------------------------------------
 Prepaid benefit cost                                $      984      $     427       $      --       $    --
 Accrued liability                                      (16,452)        (7,202)         (5,486)         (543)
 Intangible asset                                           506            577              --            --
 Deferred tax asset                                         211             --              --            --
 Minimum pension liability                                  376             --              --            --
--------------------------------------------------------------------------------------------------------------
 Net amount recognized                               $  (14,375)     $  (6,198)      $  (5,486)      $  (543)
--------------------------------------------------------------------------------------------------------------

Weighted average assumptions were as follows:

                                               1999         1998         1997
--------------------------------------------------------------------------------
Discount rate                               7.25%        7.25%        8.25%
Rate of increase in compensation             3.5%         4.5%         4.5%
Long-term rate of return on plan assets     9.75%        9.75%         9.0%
--------------------------------------------------------------------------------

The components of net periodic benefit cost for fiscal 1999, 1998 and 1997 for all plans were as follows:

                                                                                           Post Retirement
                                                    Pension Benefits                           Benefits
-------------------------------------------------------------------------------------------------------------------
(In thousands)                              1999         1998           1997         1999       1998        1997
-------------------------------------------------------------------------------------------------------------------
Service cost                              $  3,794     $  2,550      $ 2,341        $  28      $  --       $   --
Interest cost                                4,604        3,288        2,783          111         27           19
Expected return on plan assets              (5,194)      (3,392)      (2,729)          --         --           --
Amortization of unrecognized
 transition obligation or asset                (81)         (81)         (81)          --         --           --
Prior service cost recognized                   22            6           --           --         --           --
Recognized (gains) or losses                    56           34           (5)         (16)       (20)         (46)
Contributions to multiemployer plans            67           64           59           --         --           --
-------------------------------------------------------------------------------------------------------------------
Net periodic benefit cost                 $  3,268     $  2,469      $ 2,368        $ 123      $   7       $  (27)
-------------------------------------------------------------------------------------------------------------------

  The projected benefit obligation, accumulated benefit obligation, and fair value of plan assets for the pension plans with accumulated benefit obligations in excess of plan assets were $58.9 million, $51.9 million, and $42.4 million, respectively, as of June 30, 1999, and $5.6 million, $4.4 million and $0.0, respectively, as of June 30, 1998.
     For purposes of determining the cost and obligation for post retirement medical benefits, the Company has assumed a healthcare cost trend rate of 6.5% for fiscal 2000, gradually decreasing to 5.75% in the year 2002 and remaining level thereafter. A one percentage-point change in assumed healthcare cost trend rates would have the following effects:

                                                               1-Percentage Point
(In thousands)                                               Increase      Decrease
------------------------------------------------------------------------------------
Effect on total of service and interest cost components        $  9        $  (8)
Effect on post retirement benefit obligation                    260         (223)
------------------------------------------------------------------------------------

Defined Contribution Plan
The thrift savings plan enables employees to save a portion of their earnings on a tax-deferred basis and also provides for matching contributions from the Company for a portion of the employees' savings. Additionally, the plan provides for individual subsidiary companies to make profit-sharing contributions. The Company's expense under this plan was $1.2 million, $1.9 million and $1.8 million in fiscal 1999, 1998 and 1997, respectively.

10. SHAREHOLDERS' EQUITY

In addition to its common stock, the Company's authorized capital includes 1,000,000 shares of preferred stock ($1.00 par value), issuable in series, of which 100,000 shares are designated as Series A Preferred.

Cadmus Communications Corporation and Subsidiaries
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

     In fiscal 1997, the Board of Directors authorized the repurchase of up to 750,000 shares of the Company's common stock, or about 9% of shares outstanding. Shares may be repurchased from time to time in the open market or through privately negotiated transactions. As of June 30, 1999, 297,000 shares had been repurchased at fair market value under this authorization.
     On February 13, 1999, the unexercised and outstanding rights issued under the Company's 1989 shareholder rights plan expired. In February 1999, as part of a new shareholder rights plan, the Board of Directors declared a dividend distribution of one preferred share purchase right (a "Right") for each outstanding share of common stock. The Rights become exercisable 10 days after a person or group announces that it has acquired 20% or more of the Company's common stock or commences an exchange or tender offer for shares of the Company's common stock (an "Acquiring Person"). Any time prior to the tenth day, the Board of Directors may redeem the Rights (in whole, but not in part) for $.01 per Right (subject to anti-dilution adjustments) in cash or the equivalent in shares of common stock. At any time prior to the expiration of the redemption period, the Board may extend the period for redemption. The Rights are not exercisable as long as the Board retains the right to redeem them.
     If the Board does not redeem the Rights, upon the expiration of the redemption period, each Right will entitle the holder to buy one unit (one one-thousandth of a share) of Series A Preferred Stock ($1.00 par value) at a purchase price of $80 per share (the "Purchase Price"), subject to anti-dilution adjustments. Once the Rights are exercisable, Rights held by an Acquiring Person or affiliate or associate of an Acquiring Person are null and void and cannot be exercised or exchanged by such person or group.
     Once a person or group acquires 20% or more of the Company's common stock, each Right will entitle the holder (other than an Acquiring Person), to acquire shares of Series A Preferred Stock (or at the option of the Company, common stock) at a 50% discount off the prevailing market price. Once a person or group acquires 20% or more of the Company's common stock, if the Company is consolidated with, or merged with or into, another entity so that the Company does not survive or shares of the Company's common stock are exchanged for shares of the other entity, or if 50% of the Company's earnings power is sold, each Right will entitle the holder (other than an Acquiring Person) to purchase securities of the merging or purchasing entity at a 50% discount off the prevailing market price.
     At any time, including after a party has become an Acquiring Person, the Company may, at its option, issue shares of common stock in exchange for all or some of the Rights (other than rights held by an Acquiring Person) at a rate of one share of common stock per Right, subject to anti-dilution adjustments. Unless earlier redeemed or exchanged, the Rights will expire on February 14, 2009.

11. STOCK OPTIONS

Under the Company's stock option plans, selected employees and nonemployee directors may be granted options to purchase its common stock at prices equal to the fair market value of the stock at the date the options are granted. In fiscal 1997, the Company adopted the disclosure-only provisions of SFAS No. 123, "Accounting for Stock-Based Compensation." As permitted by the provisions of SFAS No. 123, the Company continues to follow Accounting Principles Board Opinion No. 25, "Accounting for Stock Issued to Employees," and related interpretations in accounting for its stock-based awards. Accordingly, since stock options are issued at fair market value on the date of grant, the Company does not recognize charges to earnings resulting from the plans.
     The following information is provided solely in connection with the disclosure requirements of SFAS No. 123. If the Company had elected to recognize compensation cost related to its stock options granted in fiscal 1999 and 1998 in accordance with the provisions of SFAS No. 123, net income would have been $12.8 million in fiscal 1999 ($1.53 per share, assuming dilution) and $8.4 million in fiscal 1998 ($1.03 per share, assuming dilution) and the net loss would have been $5.5 million in fiscal 1997 (($0.68) per share, assuming dilution). The fair value of these options was estimated at the date of grant using a Black-Scholes option pricing model with the following weighted-average assumptions for fiscal 1999, 1998 and 1997, respectively: risk-free interest rates of 5.22%, 5.97%, and 6.61%; dividend yields of 1.52%, 0.82% and 1.42%;
volatility factors of .340, .340 and .390, and an expected life of 8 years. The weighted-average fair value of options was $3.92, $11.52, and $6.71 per option during fiscal 1999, 1998 and 1997, respectively.

     A summary of the Company's stock option activity and related information for the fiscal years ended June 30, 1999, 1998 and 1997 follows:

--------------------------------------------------------------------------------
                                                                Weighted-Average
                                 Number of       Option Price       Exercise
                                   Shares          Per Share         Price
--------------------------------------------------------------------------------
Outstanding at June 30, 1996      673,000     $ 8.25   to $ 28.00   $  14.12
Exercised                         (10,000)                   9.81       9.81
Granted                           258,000      13.18   to   16.13      14.06
Lapsed or canceled                (24,000)      9.13   to   19.19      16.30
--------------------------------------------------------------------------------
Outstanding at June 30, 1997      897,000       8.25   to   28.00      14.08
Exercised                         (58,000)      9.00   to   17.13      13.21
Granted                           251,000      16.14   to   26.88      24.46
Lapsed or canceled                (88,000)     13.25   to   19.19      16.78
--------------------------------------------------------------------------------
Outstanding at June 30, 1998    1,002,000       8.25   to   28.00      16.50
Exercised                          (3,000)                   9.75       9.75
Granted                           304,000      12.88   to   20.63      13.31
Lapsed or canceled                (48,000)      9.63   to   26.88      13.29
--------------------------------------------------------------------------------
Outstanding at June 30, 1999    1,255,000     $ 8.25   to $ 28.00   $  15.87
--------------------------------------------------------------------------------
Exercisable at June 30:
1997                              403,000     $ 8.25   to  $ 24.05  $  11.44
1998                              590,000       8.25   to   26.88      13.67
1999                              752,000       8.25   to   26.88      13.56
--------------------------------------------------------------------------------

  The weighted-average remaining contractual life of options outstandinat June 30, 1999 is 7 years. At June 30, 1999, 187,205 shares of authorized but unissued common stock were reserved for issuance upon exercise of options granted or grantable under the plans. Options are generally exercisable under the plans for periods of 5 to 10 years from the date of grant. The following table provides additional detail of the options outstanding at June 30, 1999:


                                       Weighted-
                       Numbers of       Average                                          Weighted-
      Range of        Outstanding      Remaining      Weighted-Average   Currently        Average
   Exercise Prices      Options       Life (years)     Exercise Price    Exercisable   Exercise Price
------------------------------------------------------------------------------------------------------
$  8.25  to $ 13.25    570,000           6.6          $   11.25          449,000       $   10.54
   4.25  to   19.19    467,000           7.0              16.55          262,000           16.76
  20.63  to   28.00    218,000           8.3              25.18           41,000           26.12
------------------------------------------------------------------------------------------------------

12. SECTOR AND RELATED INFORMATION

The Company is organized around two business sectors: Professional Communications, serving customers who publish information, and Marketing Communications, serving customers who convey marketing messages. Cadmus Professional Communications is comprised of two product lines: STM journal services and special interest magazines, serving both not-for-profit and commercial publishers. Cadmus Professional Communications provides a
                                                                              51

Cadmus Communications Corporation and Subsidiaries
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

full range of composition, editorial, prepress, printing, warehousing and distribution services. In addition, this sector provides a full complement of digital products and services, including website design and architecture, content management, Internet and compact disc based electronic archiving, electronic peer review and online publishing. Cadmus Marketing Communications focuses on the creation, production and distribution of graphic communications and marketing services for Fortune 1000 companies. Major product lines include point of purchase marketing materials, specialty packaging and promotional printing production. In addition, this sector offers software duplication, advertising, catalog design and photography, commercial printing, direct marketing and fulfillment and distribution services.
     The accounting policies for the sectors are the same as those described in
Note 1. The Company primarily evaluates the performance of its operating sectors based upon operating income, excluding amortization of goodwill and restructuring charges. Intersector sales for fiscal 1998 and 1997, are not significant. The Company manages income taxes on a consolidated basis.
     Summarized sector data for fiscal 1999, 1998 and 1997 are as follows:

------------------------------------------------------------------------------
                                  Professional       Marketing
(In thousands)                   Communications   Communications      Total
------------------------------------------------------------------------------
1999
Net sales                           $245,505         $ 198,360     $ 443,865
Sales between sectors                   (820)               --          (820)
Depreciation and amortization         12,223             8,162        20,385
Operating income                      37,123               999        38,122
Total assets                         368,729           127,395       496,124
Capital expenditures                   7,147             9,856        17,003
1998
Net sales                           $202,694         $ 191,129     $ 393,823
Depreciation and amortization         10,135             7,751        17,886
Operating income                      29,220             7,785        37,005
Total assets                         137,010           138,219       275,229
Capital expenditures                   8,293            23,030        31,323
1997
Net sales                           $203,414         $ 181,528     $ 384,942
Depreciation and amortization          9,671             7,816        17,487
Operating income                      26,833             3,216        30,049
Total assets                         136,932           111,704       248,636
Capital expenditures                   5,338            14,900        20,238
------------------------------------------------------------------------------

     Summarized sector data for fiscal 1999, 1998 and 1997 are as follows:

------------------------------------------------------------------------------------------------------
(In thousands)                                                   1999          1998           1997
------------------------------------------------------------------------------------------------------
Earnings from operations:
Reportable sector operating income                            $  38,122     $ 37,005       $  30,049
Amortization of goodwill                                         (2,884)      (1,731)         (1,981)
Unallocated shared services and other expenses                   (6,896)      (9,337)         (8,070)
Restructuring charge, net                                            --       (3,950)        (19,699)
Gain on divestitures, net                                         9,521           --              --
Interest expense, net                                           (12,204)      (7,595)         (7,788)
Interest rate swap settlement charges                            (2,101)          --              --
Other income, net                                                   498          388              53
------------------------------------------------------------------------------------------------------
Income (loss) before income taxes and Extraordinary item      $  24,056     $ 14,780       $  (7,436)
------------------------------------------------------------------------------------------------------

  The difference between reportable sector amounts and consolidated total amounts for assets, depreciation and amortization, and capital expenditures are attributable to the Company's shared services division.
     The Company has no foreign operations. There were no revenues from a single external customer which amounted to 10% or more of the Company's revenues.

13. RELATED PARTIES

The Company elected the majority shareholder of Mack to the Board of Directors (see note 3). As a result of the purchase of Mack, this director, directly or indirectly through owned companies, received as consideration an aggregate of approximately $11.2 million in cash, approximately 1.1 million shares of the Company's common stock, $5.8 million in subordinated notes of the Company and approximately $52.9 million in bridge financing notes of the Company. The bridge financing notes of $52.9 million were paid in the fourth quarter of fiscal 1999 (see Note 7). As of June 30, 1999, there was $5.9 million in subordinated notes payable and related accrued interest payable to this director. Interest paid on the bridge notes and the subordinated notes during fiscal 1999 totaled $0.9 million.

14. CONCENTRATIONS OF CREDIT RISK

Financial instruments that potentially subject the Company to concentrations of credit risk consist principally of trade receivables. Concentrations of credit risk with respect to trade receivables are limited due to the large number of customers comprising the Company's customer base, and their dispersion across different businesses and geographic regions. As of June 30, 1999 and 1998, the Company had no significant concentrations of credit risk.

15. CONTINGENCIES

The Company is party to various legal actions which are ordinary and incidental to its business. Additionally, in connection with divestiture actions, the Company guaranteed certain real estate lease obligations through 2003. While the outcome of legal actions cannot be predicted with certainty, management believes the outcome of any of these items, or all of them combined, will not have a materially adverse effect on its consolidated financial position or results of operations.

Cadmus Communications Corporation and Subsidiaries
REPORT OF INDEPENDENT PUBLIC ACCOUNTANTS

To the Shareholders and Board of Directors of Cadmus Communications Corporation:



     We have audited the accompanying consolidated balance sheets of Cadmus Communications Corporation (a Virginia corporation), and Subsidiaries as of June 30, 1999 and 1998, and the related consolidated statements of income, cash flows and shareholders' equity for each of the three years in the period ended June 30, 1999. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.
     We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform an audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.
     In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Cadmus Communications Corporation and Subsidiaries as of June 30, 1999 and 1998, and the results of their operations and their cash flows for each of the three years in the period ended June 30, 1999, in conformity with generally accepted accounting principles.

                                                          /s/Arthur Andersen LLP

Richmond, Virginia
August 9, 1999

54