Form 10-K, Exhibit 13
period 2000-06-30
CADMUS COMMUNICATIONS CORP/NEW
filed 2000-09-28
CIK 745274

Cadmus Communications Corporation and Subsidiaries
Selected Financial Data(1)

The following data should be read in conjunction with the financial statements of the Company and consolidated management's discussion and analysis that appear elsewhere in this report.

(Dollars in thousands, except per share data)                                        Years  Ended June 30
------------------------------------------------------------------------------------------------------------------------------------
                                                                   2000         1999          1998          1997          1996
------------------------------------------------------------------------------------------------------------------------------------
OPERATING DATA
Net sales                                                       $496,311      $443,045      $393,823      $384,942      $336,655
Cost of sales                                                    388,103       352,970       304,014       299,840       258,947
                                                                --------------------------------------------------------------------
Gross profit                                                     108,208        90,075        89,809        85,102        77,708
Selling and administrative expenses                               66,034        61,733        63,872        65,104        62,288
Restructuring and other charges, net                              36,544            --         3,950        19,699            --
Net gain on divestitures                                              --        (9,521)            -            --            --
                                                                --------------------------------------------------------------------
Operating income                                                   5,630        37,863        21,987           299        15,420
Interest expense and securitization costs (see Note 8)            24,491        12,204         7,601         7,788         5,144
Interest rate swap settlement charges                                 --         2,101            --            --            --
Other, net                                                          (660)         (498)         (394)          (53)         (271)
                                                                --------------------------------------------------------------------
Income (loss) before income taxes and extraordinary item         (18,201)       24,056        14,780        (7,436)       10,547
Income tax expense (benefit)                                      (2,191)        9,414         5,690        (2,219)        3,956
Extraordinary loss on early extinguishment of debt, net of tax        --           929            --            --           795
                                                                --------------------------------------------------------------------
Net income (loss)                                               $(16,010)     $ 13,713      $  9,090      $ (5,217)     $  5,796
------------------------------------------------------------------------------------------------------------------------------------
OPERATING DATA, BEFORE ONE-TIME ITEMS (2)
Operating income                                                $ 42,174      $ 28,342      $ 25,937      $ 19,998      $ 15,420
Income, before one-time items                                     10,732        10,133        11,541         7,556         6,591
EBITDA (4)                                                        68,881        49,835        44,776        38,239        30,254
------------------------------------------------------------------------------------------------------------------------------------
PER SHARE DATA (3)
Income (loss) before extraordinary item
   -as reported                                                 $  (1.78)     $   1.76      $   1.11      $   (.65)     $    .88
   -before one time items (2)                                       1.19          1.22          1.41           .94           .88
Net income (loss) per share
   -as reported                                                    (1.78)         1.65          1.11          (.65)          .77
   -before one time items (2)                                       1.19          1.22          1.41           .94           .88
Cash dividends                                                       .20           .20           .20           .20           .20
Shareholders' equity                                               13.12         15.15         13.86         12.85         13.72
EBITDA (2) (4)                                                      7.66          5.98          5.48          4.76          4.04
------------------------------------------------------------------------------------------------------------------------------------
FINANCIAL POSITION
Working capital, before impact of securitization program        $ 55,029        60,329      $ 30,937      $ 42,162      $ 60,517
Property, plant and equipment, net                               150,979       173,085       133,836       118,621       116,365
Goodwill and other intangibles, net                              182,823       198,570        48,158        42,572        52,846
Total assets                                                     423,184       523,846       291,752       266,916       283,723
Total debt                                                       201,705       275,879       101,755        96,119       110,124
Total shareholders' equity                                       117,942       136,533       109,816       100,643       108,528
Total capital                                                    319,647       412,412       211,571       196,762       218,652
Free cash flow (5)                                                30,820         2,873        11,114        11,366       (12,606)
------------------------------------------------------------------------------------------------------------------------------------
SELECTED RATIOS
Gross profit margin                                                 21.8%         20.3%         22.8%         22.1%         23.1%
Operating income margin (2)                                          8.5%          6.4%          6.6%          5.2%          4.6%
Effective tax rate (2)                                              41.5%         39.1%         38.5%         38.4%         37.5%
Debt as a percentage of total capital                               63.1%         66.9%         48.1%         48.8%         50.4%
Operating income return on average total capital (2)                11.5%         10.6%         12.7%          9.6%          9.0%
Return on average shareholders' equity (2)                           8.4%          8.4%         11.0%          7.2%          7.7%
------------------------------------------------------------------------------------------------------------------------------------
OTHER DATA
Weighted-average common shares outstanding                         8,990         8,336         8,176         8,035         7,495
Shares outstanding at fiscal year end                              8,938         9,011         7,921         7,830         7,908
Stock market price data:
   High                                                         $     15      $     25      $     28      $     17 3/4  $     29 7/8
   Low                                                                 6 1/8        12 5/8        14            12 1/4        13 1/4
   Close (at fiscal year end)                                          9 3/4        13 3/4        24 1/4        15 1/2        15 3/8
Number of associates (approximate)                                 3,500         4,100         3,000         3,000         3,200
------------------------------------------------------------------------------------------------------------------------------------

(1) Certain reclassifications were made to prior years' amounts to conform to current year presentation.
(2) Excludes the effects of the following charges: restructuring and other charges of $36.5 million ($26.7 million net of tax), $3.95 million ($2.5 million net of tax), and $19.7 million ($12.7 million net of tax) in fiscal 2000, 1998 and 1997, respectively; net gain on divestitures in fiscal 1999 of $9.5 million ($5.8 million net of tax); interest rate swap settlement charges in fiscal 1999 of $2.1 million ($1.3 million net of tax) and extraordinary loss on the early extinguishment of debt of $1.5 million ($0.9 million net of tax) and $1.3 million ($0.8 million net of tax) in fiscal 1999 and 1996, respectively.
(3)  Income per share data assumes dilution.
(4) Earnings before interest, taxes, depreciation, amortization and securitization costs
(5) Net cash flow before financing activities, exclusive of the impact of restructuring related items, business acquisitions, and business divestitures.

Cadmus Communications Corporation and Subsidiaries
Management's Discussion and Analysis

GENERAL

Headquartered in Richmond, Virginia, Cadmus Communications Corporation (the "Company") provides integrated graphic communications services to professional publishers, not-for-profit societies and corporations. Cadmus is the largest provider of production services to scientific, technical and medical ("STM") journal publishers in the world, the fourth largest publications printer in North America, and a leading national provider of specialty packaging. The Company also offers commercial printing, fulfillment and distribution services, software duplication, and catalog design and photography.

ORGANIZATIONAL STRUCTURE

In the fiscal 2001 report, Cadmus' financials will reflect the Company's concentration on its four primary markets (as defined in the narrative portion of this publication); Cadmus Professional Communications (journals), CadmusMack (magazines), Cadmus Port City Press (books & directories), and The Whitehall Group (packaging).

     The data in this financial section is historical, however, and therefore reflects the Company's fiscal 2000 organizational structure which consisted of two business groups: the Professional Communications Group, serving customers who publish information, and the Marketing Communications Group, serving customers who convey marketing messages.

     The Professional Communications Group is comprised of three primary product lines: STM journals, special interest and trade magazines, and books and directories. The Professional Communications Group provides a full range of composition, editorial, prepress, printing, warehousing and distribution services. In addition, this group provides a full complement of digital products and services, including website design and architecture, content management, Internet and compact disc based electronic archiving, electronic peer review and online publishing. The Marketing Communications Group focuses on the creation, production and distribution of graphic communications. Product lines include specialty packaging, commercial printing, fulfillment and distribution services, software duplication, and catalog design and photography.

SIGNIFICANT TRANSACTIONS

Fiscal 2000 Restructuring. During the first quarter of fiscal 2000, the Company adopted a restructuring plan intended to effect planned synergies in connection with its April 1999 acquisition of the Mack Printing Group ("Mack") and focus the Company's resources on the professional communications and specialty packaging markets. As of June 30, 2000, these actions had taken place:

     . the Atlanta-based Cadmus Point of Purchase ("POP") business unit was closed in October 1999;

     . the work flows of two composition facilities in Lancaster, Pennsylvania were substantially integrated;

     . the Richmond-based marketing agency was closed in July 1999, and the Charlotte-based agency was sold in September 1999;

     . corporate functions and overhead were consolidated, including eliminating overhead costs associated with the Marketing Communications Group and eliminating certain overhead within the Professional Communications Group.

     The divested and closed operations contributed $14.4 million in sales, and incurred operating losses of $2.4 million, pre-tax, or $(0.15) per share, net of tax, in fiscal 2000.

     The Company expects all restructuring actions to be completed by December 31, 2000.

Fiscal 2000 Retirement of Chairman, President and Chief Executive Officer. In May, the Company announced the retirement of C. Stephenson Gillispie, Jr. as chairman, president and chief executive officer and as a director effective June 30, 2000. The Company effected a retirement agreement with Mr. Gillispie, and recorded a special charge of $2.4 million (pre-tax) in the fourth quarter as a result. The agreement provided for salary continuation payments (including benefits), additional retirement benefits, and certain health and welfare continuation benefits.

Fiscal 2000 Receivables Securitization Program. On October 26, 1999, the Company entered into a receivables securitization program to sell (on a revolving basis) certain of its accounts receivable to a wholly-owned subsidiary, which entered into an agreement to transfer (on a revolving basis) an undivided percentage ownership interest in a designated pool of accounts receivable to an unrelated third party purchaser up to a maximum of $55 million. These transactions are accounted for as a sale of accounts receivable. At June 30, 2000, $44.3 million of accounts receivable had been sold and reflected as a reduction of accounts receivable, the proceeds of which were used to repay a corresponding amount of the term loan facility under the senior bank credit facility.

Fiscal 1999 Acquisition of Mack Printing Company. On April 1, 1999, the Company acquired Mack Printing Company ("Mack") by purchasing all of the capital stock of its parent company, Melham Holdings, Inc., for approximately $201 million. The Company financed the purchase with $66.0 million of senior bank debt, $70.0 million in bridge financing notes issued to the prior owners of Melham, $40.0 million in bridge financing notes issued to two banks, $6.4 million of junior subordinated notes and approximately 1.2 million shares of the Company's common stock (valued at approximately $16.3 million). Mack produces short- to medium-run magazines and journals, generally for customers in the mid-Atlantic and northeast regions of the United States. Mack's operating results have been included in the Company's consolidated results of operations since the date of acquisition.

Fiscal 1999 Divestitures of Financial Communications and Custom Publishing Product Lines. In the third quarter of fiscal 1999, the Company divested its financial communications and custom publishing product lines. Net cash proceeds from these transactions totaled $32.3 million and resulted in a pre-tax net gain of $9.5 million. For the twelve months ended June 30, 1999, net sales for the divested operations were $34.5 million and operating losses totaled $1.1 million.

Fiscal 1998 Acquisition of Germersheim, Inc, and Related Restructure. In 1998, the Company acquired Germersheim, Inc., an Atlanta-based point of purchase provider, and recorded an acquisition-related restructuring charge of $4.0 million ($2.5 million net of tax) related to the integration of Germersheim with its existing point of purchase operations.

RESULTS OF OPTIONS

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

                                                                              Years Ended June 30
------------------------------------------------------------------------------------------------------------------------------------
Dollars in millions                                         2000                      1999                        1998
------------------------------------------------------------------------------------------------------------------------------------
Net sales                                           $496.3        100.0%       $443.0        100.0%       $393.8        100.0%
Cost of sales                                        388.1         78.2         352.9         79.7         304.0         77.2
------------------------------------------------------------------------------------------------------------------------------------
Gross profit                                         108.2         21.8%         90.1         20.3%         89.8         22.8%
------------------------------------------------------------------------------------------------------------------------------------
Selling and administrative expenses                   66.0         13.3          61.7         13.9          63.8         16.2
Restructuring and other charges                       36.6          7.4            --           --           4.0          1.0
Net gain on divestitures                                --           --          (9.5)        (2.2)           --           --
------------------------------------------------------------------------------------------------------------------------------------
Operating income                                       5.6          1.1%         37.9          8.6%         22.0          5.6%
------------------------------------------------------------------------------------------------------------------------------------
Interest expense                                      23.0          4.6          12.2          2.8           7.6          1.9
Securitization costs                                   1.5           .3            --           --            --           --
Interest rate swap settlement charges                   --           --           2.1           .5            --           --
Other, net                                             (.7)         (.1)          (.4)         (.1)          (.4)         (.1)
------------------------------------------------------------------------------------------------------------------------------------
Income (loss) before income taxes
   and extraordinary item                            (18.2)        (3.7)%        24.0          5.4%         14.8          3.8%
Income tax expense (benefit)                          (2.2)         (.5)          9.4          2.1           5.7          1.5
------------------------------------------------------------------------------------------------------------------------------------
Income (loss) before
   extraordinary item                                (16.0)        (3.2)%        14.6          3.3%          9.1          2.3%
Extraordinary loss (net of tax)                         --           --            .9          0.2            --           --
------------------------------------------------------------------------------------------------------------------------------------
Net income (loss)                                   $(16.0)        (3.2)%      $ 13.7          3.1%       $  9.1          2.3%
------------------------------------------------------------------------------------------------------------------------------------
Capital expenditures                                $ 16.5          3.3)%      $ 18.5          4.2%       $ 33.6          8.5%

Comparison of Fiscal 2000 with Fiscal 1999
Net Sales
Sales for fiscal 2000 were $496.3 million, a 12% increase from sales of $443.0 million in fiscal 1999. The increase was driven by the incremental contribution from the Mack acquisition, and by double-digit sales growth from the specialty packaging business. Adjusted for the acquisition of Mack, as well as the fiscal 2000 and 1999 divestitures (the divested operations), net sales growth was 5% for the year.

     Professional Communications Group net sales rose 49% to $365.0 million during fiscal 2000. This increase was primarily attributable to the acquisition of Mack and net sales growth in the STM journal product line. Adjusted for the acquisition of Mack, net sales growth was 1%. The relatively flat level of sales resulted from higher than normal customer attrition in the first half of the fiscal year.

     Net sales for the Marketing Communications Group decreased by 34% for fiscal 2000, from $198.4 million to $131.3 million, primarily due to the impact of the divested operations. Adjusted for the divested operations, net sales growth was 13%. The Company's specialty packaging business recorded a 21% increase in sales for fiscal 2000. These increases were due primarily to the addition of new customers and expanded volume in existing accounts. The graphic solutions business experienced a 4% decline in sales compared to the prior year due to competitive pressure in the commercial printing market. The divested operations had $12.3 million in sales for fiscal 2000, compared to $92.9 million in the prior year.

Gross Profit

Gross profit margins increased to 21.8% for fiscal 2000, compared to 20.3% for fiscal 1999, due to an improvement in margins in the Professional Communications Group, partially offset by lower margins in the Marketing Group. Professional Communications Group gross profit margins increased to 23.6% in fiscal 2000, from 22.8% in fiscal 1999. This increase was primarily attributable to the inclusion of Mack for fiscal 2000, savings resulting from restructuring actions, and higher plant utilization resulting from volume gains and improved plant efficiencies. Within the Marketing Communications Group, the specialty packaging product line and graphic solutions product line each experienced declines in margins primarily due to excess capacity resulting from the sale of the Company's financial printing operations.

Selling and Administrative Expenses

Selling and administrative expenses expressed as a percentage of net sales declined to 13.3% in fiscal 2000 from 13.9% for fiscal 1999. This improvement was largely attributable to net sales growth, favorable impact resulting from restructuring actions involving the integration of Mack, the divestiture of certain marketing businesses, continued cost containment and reduced corporate overhead costs. Partially offsetting these benefits was higher goodwill amortization expense related to the Mack acquisition.

Restructuring and Other Charges

In fiscal 2000, the Company recorded restructuring charges totaling $34.1 million ($25.5 million net of taxes). Total restructuring and other charges included the write-off of intangible assets related to the Company's point of purchase ("POP") business of $11.1 million, the write-off of redundant manufacturing software resulting from the integration of Mack of $6.2 million, and a net gain from the closure and divestiture of the two marketing businesses of $0.7 million, asset write-downs of $8.5 million, involuntary termination costs of $5.3 million, contract termination costs of $3.2 million, and other post closure shutdown costs of $0.5 million. Involuntary termination costs relate to approximately 220 associates located within the POP business, the Professional Communications Group, and the corporate location.

     The Company also recorded a special charge of $2.4 million (pre-tax) in the fourth quarter of fiscal 2000 related to the retirement of the Company's chairman, president and chief executive officer.

     In fiscal 1999, the Company sold its Charlotte-based financial communications product line and its custom publishing product line. The two sales resulted in a net pre-tax gain of $9.5 million.

Operating Income

The Company recorded operating income of $5.6 million for fiscal 2000 compared to $37.9 million in fiscal 1999. The decline in operating income was due primarily to two factors: (1) restructuring and other charges of $36.5 million recorded in fiscal 2000 and (2) a net gain of $9.5 million recorded in fiscal 1999 related to the divestiture of the Company's financial communications and custom publishing product lines. Adjusted for one-time items, operating income rose 49% to $42.2 million, from $28.3 million last year, due primarily to the full-year inclusion of Mack and the elimination of losses from the divested operations. Operating margins, before one-time items, improved to 8.5% of sales in fiscal 2000, compared to 6.4% of sales in fiscal 1999.

Interest Expense and Income Taxes

Interest expense increased $10.8 million for fiscal 2000 over 1999 due to higher debt levels resulting from the acquisition of Mack, along with higher interest rates on the Company's senior credit facility and senior subordinated notes issued in connection with the Mack acquisition. The Company reduced debt by $29.9 million during fiscal 2000, exclusive of debt reduction due to the receivables securitization program. The effects of lower debt levels on interest expense were offset by higher short-term interest rates in fiscal 2000. In addition, the Company incurred costs of $1.5 million in fiscal 2000 under its receivables securitization program. These costs vary based on commercial paper rates plus a margin, providing a lower effective rate than that available under the Company's senior bank credit facility. During the fourth quarter of fiscal 2000, Mack's receivables were brought into the receivables securitization program.

     The Company recognized income tax expense (benefit) at an effective tax rate of (12.0%) for the year, compared to a rate of 39.2% for fiscal 1999. The reduction in the effective tax rate is largely attributable to the non-deductibility of restructuring charges associated with the write-off of certain intangible assets. Excluding the effects of restructuring and one-time charges, the effective tax rate was 41.5% and 39.1% for fiscal years 2000 and 1999, respectively.

Comparison of Fiscal 1999 with Fiscal 1998
Net Sales

Net sales increased 12% to $443.0 million from $393.8 million for fiscal 1998. The increase was driven primarily by the acquisition of Mack, growth from the STM journal, graphic solutions and specialty packaging and promotional printing product lines, and the inclusion of twelve months of Germersheim's point of purchase operations in fiscal 1999. Partially offsetting these increases were the impact of lower paper prices, and the impact of the divested operations. Adjusted for the acquisition of Mack and Germersheim and for the divestitures of the financial communications and custom publishing product lines (fiscal 1999 divested businesses), net sales growth was 6% for the year.

     Professional Communications Group net sales rose 21% to $245.5 million during fiscal 1999. This increase was primarily attributable to the acquisition of Mack and net sales growth in the STM journal product line, offset partially by lower magazine net sales and lower paper prices. Adjusted for the acquisition of Mack, and the impact of lower paper prices, net sales growth was 3%. The decline in magazines sales was due principally to the decision to discontinue serving certain non-strategic magazine accounts in fiscal 1998.

     Net sales for the Marketing Communications Group increased by 4% for fiscal 1999, from $191.1 million to $198.4 million. Adjusted for the acquisition of Germersheim and for the fiscal 1999 divested businesses, net sales growth was 14%. This internal net sales growth increase was primarily driven by double-digit growth in the graphic solutions and specialty packaging and promotional printing product lines. The increases in these product lines were generally attributable to the addition of new clients, increased work from existing clients and the expansion of manufacturing and selling capacity within these businesses.

Gross Profit

Gross profit margins declined to 20.3% for fiscal 1999, compared to 22.8% for fiscal 1998, as an increase in margins in the Professional Communications Group was offset by a decline in the Marketing Communications Group. Professional Communications Group gross profit margins increased to 22.8% in fiscal 1999, from 21.9% in fiscal 1998. This increase was primarily attributable to the inclusion of Mack in the fourth quarter of fiscal 1999. Adjusting for the acquisition of Mack, the Professional Communications Group gross profit margins rose to 22.1%. Marketing Communications Group gross profit margins declined from 23.8% to 16.9%. This decrease was due to a significant decline in gross margins in the Company's point of purchase business and in the fiscal 1999 divested businesses.

Selling and Administrative Expenses

Selling and administrative expenses expressed as a percentage of net sales declined to 13.9% in fiscal 1999 from 16.2% for fiscal 1998. This improvement was largely attributable to net sales growth, favorable change in revenue mix as a result of the acquisition of Mack and divestiture of the financial communications and custom publishing businesses, continued cost containment, reduced corporate overhead costs, and lower incentive compensation and discretionary benefits.

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

Liquidity and Capital Resources
Operating Activities

Net cash provided by operating activities was $41.5 million for fiscal 2000, as compared to $18.4 million for 1999, representing a $23.1 million increase in cash provided by operating activities. This increase was due to the full-year results of Mack as well as an overall decrease in working capital requirements from fiscal 1999. This cash flow improvement was partially offset by an increase in cash restructuring outflows related to the fiscal 2000 restructuring plan, and by an increase in the required cash contribution to fund certain employee benefit plans.

     Net cash provided by operating activities was $18.4 million for fiscal 1999, as compared to $35.3 million for 1998, representing a $16.9 million reduction in cash provided by operating activities. This change was primarily due to an increase in working capital demands in fiscal 1999, which included:
(1) an increase in receivables due to higher net sales to customers; (2) a reduction in accounts payable due to final payments in 1999 on certain production equipment purchased in late fiscal 1998; and (3) the payment of fiscal year 1998 sales and management incentives. The 1999 decrease in cash provided by operating activities as compared to fiscal 1998 was partially offset by a reduction in cash outflows related to the restructuring plans and by a decrease in the required cash contribution to fund certain employee benefit plans.

Investing Activities

Net cash used in investing activities was $8.5 million for fiscal 2000, compared to $172.5 million used in 1999 and $38.5 million in 1998. Net proceeds from the sale of the Charlotte-based marketing agency in fiscal 2000 totaled $3.7 million. Proceeds from the sale of property, plant and equipment totaled $5.5 million in fiscal 2000, and related primarily to the sale of a manufacturing facility and related equipment in the point of purchase business. Capital expenditures were $16.5 million in fiscal 2000 and included investments primarily in prepress and manufacturing equipment, and new business and manufacturing systems. The Company estimates that capital expenditures for fiscal 2001 will total approximately $20.0 million.

     Net cash used in investing activities was $172.5 million for fiscal 1999. During fiscal 1999, cash used to fund the acquisitions of Mack, Dynamic Diagrams, Inc., certain assets of Beacon Press and Imagelink, Inc. totaled $188.8 million. This usage was partially offset by the receipt of $32.3 million in net proceeds from the sale of the financial communications and custom publishing product lines. Capital expenditures for fiscal 1999 were $18.5 million, and consisted primarily of investments in new presses and manufacturing equipment, and new business and manufacturing systems.

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

Financing Activities

Net cash provided by financing activities was $31.6 million for fiscal 2000. Short-term borrowings and cash provided by operating activities were used to fund working capital requirements, to pay down $29.9 million in debt (exclusive of the securitization program), and to fund $1.8 million in dividend payments.

     At June 30, 2000, $44.3 million of accounts receivable had been sold under the Company's receivables securitization program and reflected as a reduction of accounts receivable, the proceeds of which were used to repay a corresponding amount of the term loan facility under the senior bank credit facility.

     Net cash provided by financing activities was $159.1 million for fiscal 1999. On April 1, 1999, in conjunction with the Mack acquisition, the Company entered into a new $200.0 million senior bank credit agreement with a group of seven banks. The new senior bank credit facility consists of a $55.0 million, five-year amortizing term loan facility and a $145.0 million, five-year revolving credit facility. The proceeds from this agreement provided additional funding for the Mack acquisition and replaced an existing $160.0 million credit agreement. Initial borrowings under this new facility totaled $155 million. Of this amount, approximately $66 million was used to finance the purchase price of Mack, with the remainder used to pay off borrowings under the former senior credit facility and to pay up-front costs associated with the financing of Mack. These up-front costs included $7.4 million in costs related to the refinancing of the credit facility, issuance of the bridge notes, and issuance of the senior subordinated notes, and $2.1 million in interest rate swap settlement charges. The remainder of the Mack purchase was financed with proceeds from the issuance of $110.0 million in bridge financing notes, $6.4 million of junior subordinated notes and approximately 1.2 million shares of the Company's common stock. On June 1, 1999, the Company redeemed the bridge notes with the proceeds from the sale of $125.0 million of senior subordinated notes. Additional uses of funds in fiscal 1999 include the repurchase of shares of the common stock for $3.9 million, and dividend payments of $1.6 million.

     Net cash provided by financing activities in 1998 totaled $3.0 million. Bank credit facility borrowings were utilized to fund investing activities in excess of net cash provided by operating activities.

     Total debt at June 30, 2000, was $201.7 million, down from $275.9 million at June 30, 1999. The Company's debt to total capital ratio was 63.1% at June 30, 2000, down from 66.9% at June 30, 1999, primarily due to the reduction in overall debt levels offset by the impact on equity resulting from restructuring charges recognized in fiscal 2000.

     The primary cash requirements of the Company are for debt service, capital expenditures, and working capital. The primary sources of liquidity will be cash flow provided by operations and unused capacity under its senior credit and receivables securitization facilities. The Company believes that these sources will provide sufficient liquidity and capital resources to meet its anticipated debt service requirements, capital expenditures, and working capital requirements. The future operating performance and the ability to service or refinance the Company's debt depends on the ability to implement the business strategy and on general economic, financial, competitive, legislative, regulatory and other factors, many of which are beyond the control of the Company.

MARKET RISK

At June 30, 2000, the Company had two fixed-to-floating interest rate swap agreements outstanding with an aggregate notional amount of $40.0 million. These swaps were entered into in June 2000 in conjunction with the termination and amendment of swaps that were entered into in fiscal 1999. The new swaps had similar terms and conditions to hedge against changes in the fair market value of the 9.75% senior subordinated notes due in 2009. Under the terms of this agreement, the Company receives interest payments at a fixed rate of 9.75%. The Company pays interest at a variable rate that is based on three-month LIBOR plus a spread for each of the swap agreements. The initial term of these swap agreements expires in fiscal 2009, and the banks have an option to terminate the agreements in fiscal 2004. The fair value of the Company's interest rate swap contracts (which is not recognized in the consolidated financial statements) at June 30, 2000 was negative $1.3 million.

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

"Safe Harbor" Statement under the Private Securities Litigation Reform Act of 1995: Information in the previous discussion relating to Cadmus' future prospects and performance are "forward-looking statements" and, as such, are subject to risks and uncertainties that could cause actual results to differ materially. Potential risks and uncertainties include but are not limited to:
(1) the effective execution of the restructuring plan and the successful integration of recent acquisitions, (2) continuing competitive pricing in the markets in which the Company competes, (3) the gain or loss of significant customers or the decrease in demand from existing customers, (4) the ability of the Company to continue to obtain improved efficiencies and lower overall production costs, (5) changes in the Company's product sales mix, (6) the performance of new management and leadership teams in the Company and its divisions, (7) the impact of industry consolidation among key customers, (8) the ability of the Company to operate profitably and effectively with higher levels of indebtedness, and (9) the ability to retain key employees and managers. The information included in this release is representative only on the date hereof, and the Company undertakes no obligation to update any forward-looking statements made.

Cadmus Communications Corporation and Subsidiaries
Selected Quarterly Data (unaudited)(1)

(In thousands, except per share data)                                     2000 Quarters Ended
------------------------------------------------------------------------------------------------------------------------------------
                                                       Sept 30            Dec 31              Mar 31            June 30
------------------------------------------------------------------------------------------------------------------------------------
Net sales                                             $124,757           $131,396           $121,706           $118,452
Gross profit                                            25,842             28,891             27,972             25,503
Net income (loss)                                      (12,633)            (7,269)             1,849              2,043
Per share data:(2)
   Net income (loss)                                     (1.39)             (0.81)               .21                .23
   Cash dividends                                          .05                .05                .05                .05
Operating data, before one time items:(3)
   Value added revenue(4)                             $ 84,867           $ 88,412           $ 85,810           $ 82,913
   Operating income                                      8,391             10,974             11,187             11,622
   Income                                                1,512              2,680              3,246              3,294
   EBITDA(5)                                            15,540             17,114             18,133             18,094
   Free cash flow(6)                                    12,736             (2,270)            16,224              4,130
   Income per share(2)                                $    .17           $    .30           $    .36           $    .37
   EBITDA per share(2)(5)                                 1.72               1.90               2.02               2.02

Stock market price data:
   High                                               $     15           $     12 3/4       $     10 1/8       $     10 7/8
   Low                                                       8                  6 1/8              6 5/8              6 3/4
   Close                                                    11 1/8              8 1/2              8 7/8              9 3/4


                                                                              1999 Quarters Ended
------------------------------------------------------------------------------------------------------------------------------------
                                                       Sept 30             Dec 31            Mar 31             June 30
------------------------------------------------------------------------------------------------------------------------------------
Net sales                                             $ 99,784           $108,811           $100,001           $134,449
Gross profit                                            20,749             21,828             19,753             27,745
Income before extraordinary items                        2,531              3,121              7,527              1,463
Net income                                               2,531              3,121              7,527                534
Per share data:(2)
   Net income                                              .31                .39                .94                .06
   Cash dividends                                          .05                .05                .05                .05
Operating data, before one time items:(3)
   Value added revenue(4)                             $ 62,639           $ 66,072           $ 63,325           $ 89,836
   Operating income                                      6,126              6,956              4,846             10,414
   Income                                                2,531              3,121              1,719              2,762
   Free cash flow(6)                                   (10,761)             7,162             (4,503)            10,975
   EBITDA(5)                                            11,132             11,977              9,212             17,514
   Income per share(2)                                     .31                .39                .22                .30
   EBITDA per share(2)(5)                                 1.36               1.49               1.16               1.92
Stock market price data:
   High                                               $     25           $     19 7/8       $     19 1/4       $     15
   Low                                                      18 1/2             15 5/8             12 5/8             12 5/8
   Close                                                    19 1/2             18 7/8             14 3/8             13 3/4
------------------------------------------------------------------------------------------------------------------------------------

(1) Certain reclassifications were made to prior years' amounts to conform to current year presentation.
(2)  Income per share data assumes dilution.
(3) Excludes the effects of the following charges: restructuring and other charges of $36.5 million ($26.7 million net of tax) in fiscal 2000; net gain on divestitures in fiscal 1999 of $9.5 million ($5.8 million net of tax); interest rate swap settlement charges in fiscal 1999 of $2.1 million ($1.3 million net of tax) and extraordinary loss on the early extinguishment of debt in fiscal 1999 of $1.5 million ($0.9 million net of tax).
(4)  Net sales less the cost of materials, primarily paper and ink.
(5) Earnings before interest, taxes, depreciation, amortization and securitization costs
(6) Net cash flow before financing activities, exclusive of restructuring related items, business acquisitions, and business divestitures.

Cadmus Communications Corporation and Subsidiaries
Consolidated Statements of Income

(In thousands, except per share data)                                                  Years Ended June 30
--------------------------------------------------------------------------------------------------------------------
                                                                             2000            1999             1998
--------------------------------------------------------------------------------------------------------------------
Net sales                                                                 $496,311         $443,045         $393,823
--------------------------------------------------------------------------------------------------------------------
Operating expenses:
   Cost of sales                                                           388,103          352,970          304,014
   Selling and administrative                                               66,034           61,733           63,872
   Restructuring and other charges                                          36,544               --            3,950
   Net gain on divestitures                                                     --           (9,521)              --
--------------------------------------------------------------------------------------------------------------------
                                                                           490,681          405,182          371,836
--------------------------------------------------------------------------------------------------------------------
Operating income                                                             5,630           37,863           21,987
--------------------------------------------------------------------------------------------------------------------
Interest and other expenses:
   Interest                                                                 23,002           12,204            7,601
   Securitization costs (Note 8)                                             1,489               --               --
   Interest rate swap settlement charges                                        --            2,101               --
   Other, net                                                                 (660)            (498)            (394
--------------------------------------------------------------------------------------------------------------------
                                                                            23,831           13,807            7,207
--------------------------------------------------------------------------------------------------------------------
Income (loss) before income taxes
   and extraordinary item                                                  (18,201)          24,056           14,780
Income tax expense (benefit)                                                (2,191)           9,414            5,690
--------------------------------------------------------------------------------------------------------------------
Income (loss) before extraordinary item                                    (16,010)          14,642            9,090
Extraordinary loss on early extinguishment
   of debt (net of income tax benefit of $574)                                  --              929               --
--------------------------------------------------------------------------------------------------------------------
Net income (loss)                                                         $(16,010)        $ 13,713         $  9,090
--------------------------------------------------------------------------------------------------------------------

Earnings per share--basic:
   Income (loss) before extraordinary item                                $  (1.78)        $   1.79         $   1.16
   Extraordinary loss on early extinguishment of debt                           --             (.11)              --
--------------------------------------------------------------------------------------------------------------------
Net income (loss)                                                         $  (1.78)        $   1.68         $   1.16
--------------------------------------------------------------------------------------------------------------------
Weighted-average common shares outstanding                                   8,990            8,156            7,860
--------------------------------------------------------------------------------------------------------------------

Earnings per share--diluted:
   Income (loss) before extraordinary item                                $  (1.78)        $   1.76         $   1.11
   Extraordinary loss on early extinguishment of debt                           --             (.11)              --
--------------------------------------------------------------------------------------------------------------------
Net income (loss)                                                         $  (1.78)        $   1.65         $   1.11
--------------------------------------------------------------------------------------------------------------------
Weighted-average common shares outstanding,
   assuming dilution                                                         8,990            8,336            8,176
--------------------------------------------------------------------------------------------------------------------

See accompanying Notes to Consolidated Financial Statements

Cadmus Communications Corporation and Subsidiaries
Consolidated Balance Sheets

(In thousands, except share data)                                                    At June 30
-------------------------------------------------------------------------------------------------------------
                                                                            2000                   1999
-------------------------------------------------------------------------------------------------------------
ASSETS
Current assets:
   Cash and cash equivalents                                             $  6,411               $  5,068
   Accounts receivable, less allowance for doubtful
      accounts--($2,347 in 2000 and $3,081 in 1999) (Note 8)               31,992                 92,532
   Inventories                                                             25,297                 30,586
   Deferred income taxes                                                    4,882                  5,842
   Prepaid expenses and other                                               7,926                  6,230
-------------------------------------------------------------------------------------------------------------
      Total current assets                                                 76,508                140,258
-------------------------------------------------------------------------------------------------------------
Property, plant and equipment, net                                        150,979                173,085
Goodwill and other intangibles, net                                       182,823                198,570
Other assets                                                               12,874                 11,933
-------------------------------------------------------------------------------------------------------------
TOTAL ASSETS                                                             $423,184               $523,846
-------------------------------------------------------------------------------------------------------------

LIABILITIES AND SHAREHOLDERS' EQUITY
Current liabilities:
   Current maturities of long-term debt                                  $    118               $  6,637
   Accounts payable                                                        28,467                 42,017
   Accrued expenses and other current liabilities                          34,490                 31,275
   Restructuring reserve                                                    2,704                     --
-------------------------------------------------------------------------------------------------------------
      Total current liabilities                                            65,779                 79,929
-------------------------------------------------------------------------------------------------------------
Long-term debt, less current maturities                                   201,587                269,242
Other long-term liabilities                                                30,750                 29,426
Deferred income taxes                                                       7,126                  8,716
Shareholders' equity:
   Common stock ($.50 par value; authorized shares--
      16,000,000; issued and outstanding shares--8,938,000
      in 2000 and 9,011,000 in 1999)                                        4,469                  4,505
   Capital in excess of par value                                          67,363                 68,001
   Retained earnings                                                       46,598                 64,403
   Accumulated other comprehensive loss                                      (488)                  (376)
-------------------------------------------------------------------------------------------------------------
      Total shareholders' equity                                         $117,942               $136,533
-------------------------------------------------------------------------------------------------------------
TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY                               $423,184               $523,846
-------------------------------------------------------------------------------------------------------------

See accompanying Notes to Consolidated Financial Statements

Cadmus Communications Corporation and Subsidiaries
Consolidated Statements of Cash Flows

(In thousands)                                                         Years Ended June 30
-----------------------------------------------------------------------------------------------
                                                                  2000        1999        1998
-----------------------------------------------------------------------------------------------
OPERATING ACTIVITIES
Net income (loss)                                              $(16,010)   $ 13,713    $  9,090
Adjustments to reconcile net income (loss) to net
  cash provided by operating activities:
  Extraordinary loss on early extinguishment of debt                 --         929          --
  Interest rate swap settlement charges                              --       2,101          --
  Depreciation and amortization                                  26,047      20,995      18,444
  Restructuring and other charges                                36,544          --       3,950
  Net gain on divestitures                                           --      (9,521)         --
  Other, net                                                       (857)      2,137       1,676
-----------------------------------------------------------------------------------------------
                                                                 45,724      30,354      33,160
-----------------------------------------------------------------------------------------------
Changes in operating assets and liabilities, excluding
  debt and effects of acquisitions:
  Accounts receivable, excluding effects of securitization       12,536      (5,892)      4,675
  Inventories                                                     4,513       1,988      (4,158)
  Accounts payable and accrued expenses                         (15,522)     (6,023)      7,873
  Restructuring reserve (due to cash payments)                   (8,815)     (2,071)     (4,745)
  Other current assets                                            2,419         530        (138)
  Other long-term liabilities (due to pension plan payments)     (2,021)     (1,277)     (1,774)
  Other, net                                                      2,692         766         414
-----------------------------------------------------------------------------------------------
                                                                 (4,198)    (11,979)      2,147
-----------------------------------------------------------------------------------------------
  Net cash provided by operating activities                      41,526      18,375      35,307
-----------------------------------------------------------------------------------------------
INVESTING ACTIVITIES
Purchases of property, plant and equipment                      (16,484)    (18,506)    (33,588)
Proceeds from sales of property, plant and equipment              5,495       2,426       6,765
Payments for businesses acquired                                     --    (188,834)    (11,139)
Net proceeds from sale of divested businesses                     3,683      32,320          --
Other, net                                                       (1,242)        140        (543)
-----------------------------------------------------------------------------------------------
  Net cash used in investing activities                          (8,548)   (172,454)    (38,505)
-----------------------------------------------------------------------------------------------
FINANCING ACTIVITIES
Proceeds from (repayment of) short-term borrowings, net              --      (2,100)        450
Proceeds from sale of accounts receivable                        44,300          --          --
Proceeds from long-term borrowings                                   --      61,415          --
Proceeds from long-term revolving credit facility                    --     100,000       8,500
Proceeds from bridge loans                                           --     110,000          --
Repayment of long-term borrowings                                (1,424)    (38,692)     (5,018)
Repayment of long-term revolving credit facility                (71,150)    (71,500)         --
Proceeds from issuance of senior subordinated notes                  --     125,000          --
Repayment of bridge loans                                            --    (110,000)         --
Repayment of tax-exempt bonds                                    (1,600)         --          --
Financing costs paid                                                 --      (7,407)         --
Interest rate swap settlement charges                                --      (2,101)         --
Dividends paid                                                   (1,795)     (1,633)     (1,572)
Repurchase and retirement of common stock                            --      (3,864)       (118)
Proceeds from exercise of stock options                              34          29         772
-----------------------------------------------------------------------------------------------
  Net cash provided by (used in) financing activities           (31,635)    159,147       3,014
-----------------------------------------------------------------------------------------------
Increase (decrease) in cash and cash equivalents                  1,343       5,068        (184)
Cash and cash equivalents at beginning of year                    5,068          --         184
-----------------------------------------------------------------------------------------------
Cash and cash equivalents at end of year                       $  6,411    $  5,068    $     --
-----------------------------------------------------------------------------------------------

See accompanying Notes to Consolidated Financial Statements

Cadmus Communications Corporation and Subsidiaries
Consolidated Statements of Shareholders' Equity

                                                                                                 Accumulated
                                              Common Stock        Capital in                        Other
                                                          Par      Excess of      Retained      Comprehensive
(In thousands)                              Shares       Value     Par Value      Earnings      Income (Loss)        Total
----------------------------------------------------------------------------------------------------------------------------
Balance at June 30, 1997                     7,830      $3,915       $51,923       $44,805         $   --          $100,643
Net income                                      --          --            --         9,090             --             9,090
Cash dividends--$.20 per share                  --          --            --        (1,572)            --            (1,572)
Repurchase and retirement
  of common stock                               (8)         (4)         (114)           --             --              (118)
Issuance of common stock for
  business acquisition                          41          21           980            --             --             1,001
Net shares issued upon exercise
  of stock options                              58          29           743            --             --               772
----------------------------------------------------------------------------------------------------------------------------
Balance at June 30, 1998                     7,921       3,961        53,532        52,323             --           109,816
Net income                                      --          --            --        13,713             --            13,713
Change in minimum pension liability             --          --            --            --           (376)             (376)
                                                                                                                    -------
  Comprehensive income                                                                                               13,337
                                                                                                                    -------
Cash dividends--$.20 per share                  --          --            --        (1,633)            --            (1,633)
Repurchase and retirement
  of common stock                             (201)       (101)       (3,763)           --             --            (3,864)
Issuance of common stock for
  business acquisitions                      1,288         644        18,204            --             --            18,848
Net shares issued upon exercise
  of stock options                               3           1            28            --             --                29
----------------------------------------------------------------------------------------------------------------------------
Balance at June 30, 1999                     9,011       4,505        68,001        64,403           (376)          136,533
Net loss                                        --          --            --       (16,010)            --           (16,010)
Change in minimum pension liability             --          --            --            --           (112)             (112)
                                                                                                                    -------
  Comprehensive loss                                                                                                (16,122)
                                                                                                                    -------
Cash dividends--$.20 per share                  --          --            --        (1,795)            --            (1,795)
Retirement of common stock                     (76)        (38)         (670)           --             --              (708)
Net shares issued upon exercise
  of stock options                               3           2            32            --             --                34
----------------------------------------------------------------------------------------------------------------------------
Balance at June 30, 2000                     8,938      $4,469       $67,363       $46,598          $(488)         $117,942
---------------------------------------------------------------------------------------------------------------------------

See accompanying Notes to Consolidated Financial Statements

Cadmus Communications Corporation and Subsidiaries
Notes to Consolidated Financial Statements

1. SIGNIFICANT ACCOUNTING POLICIES

     Basis of Consolidation. The consolidated financial statements include the accounts and operations of Cadmus Communications Corporation and Subsidiaries (the "Company"), a Virginia corporation. All significant inter-company accounts and transactions have been eliminated in consolidation.

     Nature of Operations. Headquartered in Richmond, Virginia, Cadmus Communications Corporation provides integrated graphic communications services to professional publishers, not-for-profit societies and corporations. During fiscal 2000, the Company was organized around two primary business groups:
Professional Communications, serving customers who publish information, and Marketing Communications, serving customers who convey marketing messages. Cadmus is the largest provider of production services to scientific, technical and medical ("STM") journal publishers in the world, the fourth largest publications printer in North America, and a leading national provider of specialty packaging. Additional Cadmus services include commercial printing, fulfillment and distribution services, software duplication, and catalog design and photography.

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

     Goodwill. The Company amortizes costs in excess of fair value of net assets of businesses acquired using the straight-line method over a period not to exceed 40 years. Recoverability is reviewed annually or sooner if events or changes in circumstances indicate that the carrying amount may exceed fair value. If recoverability is deemed to be potentially impaired, recoverability is then determined by comparing the undiscounted net cash flows of the assets to which the goodwill applies to the net book value including goodwill of those assets. Accumulated amortization at June 30, 2000 and 1999, was $10.5 million and $11.0 million, respectively. Amortization expense was $5.3 million, $2.9 million, and $1.7 million for fiscal years 2000, 1999, and 1998, respectively.

     Earnings Per Share. Basic earnings per share is computed on the basis of weighted-average common shares outstanding. Diluted earnings per share is computed on the basis of weighted-average common shares outstanding plus common shares contingently issuable upon the exercise of dilutive stock options. Incremental shares for dilutive stock options, computed under the treasury stock method, were 0, 180,000 and 316,000 in fiscal 2000, 1999 and 1998, respectively.

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

2. RESTRUCTURING AND OTHER CHARGES

Fiscal 2000 Restructuring. During the first quarter of fiscal 2000, the Company adopted a restructuring plan intended to effect planned synergies in connection with its April 1999 acquisition of the Mack Printing Group ("Mack") and focus the Company's resources on the professional communications and specialty packaging markets. As of June 30, 2000, these actions had taken place:

     . the Atlanta-based Cadmus Point of Purchase ("POP") business unit was closed in October 1999;

     . the work flows of two composition facilities in Lancaster, Pennsylvania were substantially integrated;

     . the Richmond-based marketing agency was closed in July 1999, and its Charlotte-based agency was sold in September 1999;

     . Corporate functions and overhead were consolidated, including eliminating overhead costs associated with its Marketing Communications Group and eliminating certain overhead within the Professional Communications Group.

Cadmus Communications Corporation and Subsidiaries
Notes to Consolidated Financial Statements (continued)

     The Company expects all restructuring actions to be completed by December 31, 2000.

     The Company recorded restructuring charges totaling $34.1 million ($25.5 million net of taxes). Total restructuring and other charges included the write-off of intangible assets related to the Company's point of purchase ("POP") business of $11.1 million, the write-off of redundant manufacturing software resulting from the integration of Mack of $6.2 million, a net gain from the closure and divestiture of the two marketing businesses of $0.7 million, asset write-downs of $8.5 million, involuntary termination costs of $5.3 million, contract termination costs of $3.2 million, and other post closure shutdown costs of $0.5 million. Involuntary termination costs relate to approximately 220 associates located within the POP business, the Professional Communications Group, and the corporate location.

     For the twelve-month period ended June 30, 2000, the Company made severance payments totaling $4.5 million. The $2.7 million restructuring reserve at June 30, 2000, is comprised of the following: $0.8 million for involuntary termination costs, $0.9 million for contract termination costs, and $1.0 million for other post closure shutdown costs. The Company expects all restructuring actions to be completed by December 31, 2000.

     In May 2000, the Company announced the retirement of C. Stephenson Gillispie, Jr. as chairman, president and chief executive officer and as a director effective June 30, 2000. In connection with the announced retirement, the Company effected a retirement agreement with Mr. Gillispie. The agreement provided for salary continuation payments (including benefits), additional retirement benefits, and certain health and welfare continuation benefits. In addition, under the terms of the agreement, all unexercised Cadmus stock options held by Mr. Gillispie, which totaled 244,200 shares at March 31, 2000, were cancelled. The agreement also provides for ongoing consultation by Mr. Gillispie and contains certain restrictive covenants which prohibit Mr. Gillispie from competing, either directly or indirectly, with the Company or becoming a party to any transaction which would effect a "change in control" of the Company. The Company recorded a special charge of $2.4 million (pre-tax) in the fourth quarter related to the items above.

Fiscal 1998 Restructuring. In 1998, the Company recorded an acquisition-related restructuring charge of $4.0 million ($2.5 million net of tax) related to the integration of Germersheim Inc., an Atlanta-based point of purchase display provider, with the existing point of purchase operations.

3. ACQUISITIONS AND DIVESTITURES
1999 Acquisitions

On April 1, 1999, the Company purchased all of the outstanding stock of Melham Holdings, Inc. ("Melham"), a Delaware corporation. Melham's operating subsidiary was Mack Printing Company ("Mack"), a full-service printer that produces a wide variety of short- to medium-run magazines and journals generally for customers in the mid-Atlantic and northeast regions of the United States. The Company financed the purchase with $66.0 million of senior bank debt, $70.0 million in bridge financing notes issued to the prior owners of Melham, $40.0 million in bridge financing notes issued to two banks, $6.4 million of junior subordinated notes and approximately 1.2 million shares of the Company's common stock (valued at approximately $16.3 million). The Company redeemed the bridge notes with $110.0 million of the proceeds from the sale of $125.0 million of senior subordinated notes on June 1, 1999. Mack, based in Easton, Pennsylvania, has three production facilities in Pennsylvania and one in Maryland. (see Note 7).

     The acquisition of Mack was accounted for under the purchase method, and accordingly, the costs of the acquisition were allocated to the assets acquired and liabilities assumed based on their respective fair values. Goodwill of $150.8 million is being amortized by the straight-line method over 40 years. The results of operations of Mack has been included in the Company's consolidated results of operations since the date of acquisition.

     The unaudited consolidated results of operations on a pro forma basis, as though Mack had been acquired as of the beginning of fiscal years 1999 and 1998, are as follows:

-----------------------------------------------------------------
(In thousands, except per share data)         1999          1998
-----------------------------------------------------------------
Net sales                                  $560,914      $553,647
Income before extraordinary item             14,804        10,311
Net income                                   13,875        10,311
Earnings per share, assuming dilution:
   Income before extraordinary item        $   1.61      $   1.10
   Net income                                  1.51          1.10
-----------------------------------------------------------------

     In October 1998, the Company acquired the assets of Beacon Press, which included printing presses, as well as electronic prepress and bindery equipment. In February 1999, the Company acquired Dynamic Diagrams, Inc., a Web information architecture firm, which develops visual site mapping, and graphically designs sites for customers. In February 1999, the Company acquired certain equipment and inventory, and assumed certain leases from Imagelink, Inc, a provider of prepress services to the point of purchase operation. The Company paid $5.8 million for these acquisitions, consisting of approximately $5.2 million in cash and 33,000 shares of the Company's common stock.

1999 Divestitures

On March 1, 1999, the Company sold its Charlotte-based financial communications product line to R.R. Donnelley & Sons for a net purchase price of $32.3 million. The sale included all of Cadmus Financial Communications' assets and operations connected with marketing, selling and distributing mutual fund, shareholder and other SEC-related communication services. The assets sold included certain receivables, inventory, and machinery and equipment which were specific to the business of marketing, selling and distribution of financial printing services, mutual fund printing services, shareholder communications printing services, and activities related thereto. The sale resulted in a pre-tax gain of $12.3 million. On February 26, 1999, the Company sold its Custom Publishing business to a Boston-based relationship marketing company owned by the former president of Custom Publishing. In connection with this sale, the Company recorded a net pre-tax loss of $2.8 million.

4. INVENTORIES

Inventories as of June 30, 2000 and 1999, consisted of the following:

-----------------------------------------------------------------
(In thousands)                               2000           1999
-----------------------------------------------------------------
Raw materials and supplies                 $ 9,171       $  9,389
Work in process                             14,894         17,485
Finished goods                               1,232          3,712
-----------------------------------------------------------------
Inventories                                $25,297       $ 30,586
-----------------------------------------------------------------

5. PROPERTY, PLANT AND EQUIPMENT

Property, plant and equipment as of June 30, 2000 and 1999, consisted of the following:

------------------------------------------------------------------
(In thousands)                                 2000          1999
------------------------------------------------------------------
Land and improvements                       $  7,252      $  7,620
Buildings and improvements                    57,686        58,380
Machinery, equipment and fixtures            209,802       222,467
------------------------------------------------------------------
Total property, plant and equipment          274,740       288,467
Less: Accumulated depreciation               123,761       115,382
------------------------------------------------------------------
Property, plant and equipment, net          $150,979      $173,085
------------------------------------------------------------------

The Company leases office, production and storage space, and equipment under various noncancelable operating leases. A number of leases contain renewal options and some contain purchase options. Certain leases require the Company to pay utilities, taxes, and other operating expenses. Future minimum rental payments required under operating leases that have initial or remaining noncancelable lease terms in excess of one year as of June 30, 2000, are as follows: 2001 - $7.5 million; 2002 - $5.6 million; 2003 - $4.8 million; 2004 -
$4.4 million; 2005 - $3.9 million and thereafter - $18.9 million.

     Total rental expense charged to operations was $7.8 million, $6.8 million, and $6.5 million, in fiscal 2000, 1999, and 1998, respectively. Substantially all such rental expense represented the minimum rental payments under operating leases.

     Depreciation expense was $20.8 million, $18.1 million, $16.7 million, for fiscal 2000, 1999, and 1998, respectively. Commitments outstanding for capital expenditures at June 30, 2000, totaled$1.7 million.

6. OTHER BALANCE SHEET INFORMATION

Accrued expenses and other liabilities at June 30, 2000, included $12.0 million in accrued compensation expense and $5.0 million in accrued pension liability currently payable. Accrued expenses and other liabilities at June 30, 1999, included $12.9 million in accrued compensation expense.

     Other long-term liabilities consist principally of amounts recorded under deferred compensation arrangements with certain executive officers and other employees and amounts recorded under the pension and other post-retirement benefit plans (see Note 10).

7. DEBT

Long-term debt at June 30, 2000 and 1999, consisted of the following:

--------------------------------------------------------------------
(In thousands)                                   2000        1999
--------------------------------------------------------------------
Senior Bank Credit Facility:
     Term loan facility, weighted-average
        interest rate of 8.39%                $     --      $ 53,750
     Revolving credit facility,
        weighted-average interest
        rate of 8.81%                           67,600        85,000
9.75% Senior Subordinated Notes,
     due 2009                                  125,000       125,000
11.5% Subordinated Promissory
     Notes, due 2010                             6,415         6,415
Tax-exempt variable rate industrial
     development bonds, weighted-average
     interest rate of 3.49%                         --         1,600
Mortgage payable, 10%, due 2002                  2,608         2,640
Other                                               82         1,474
--------------------------------------------------------------------
Total long-term debt                           201,705       275,879
Less: Current maturities of long-term debt         118         6,637
--------------------------------------------------------------------
Long-term debt                                $201,587      $269,242
--------------------------------------------------------------------

     Senior Bank Credit Facility -- On April 1, 1999, in conjunction with the Mack acquisition (see Note 3), the Company entered into a 200.0 million senior bank credit agreement with a group of seven banks. The senior bank credit facility consisted of a 55.0 million, five-year amortizing term loan facility and a $145.0 million, five-year revolving credit facility. The proceeds from the senior bank credit facility provided additional funding for the Mack acquisition and replaced an existing $160.0 million credit agreement. The senior bank credit facility is jointly

Cadmus Communications Corporation and Subsidiaries
Notes to Consolidated Financial Statements (continued)

and severally guaranteed by each of the Company's present and future significant subsidiaries and is secured by a pledge of the capital stock of present and future significant subsidiaries.

     A summary of the term, interest rate spreads and commitment fees for the $200.0 million senior bank credit facility and the former $160.0 million credit facility follows.
                                                    Former
                             $200 Million        $160 Million
                            Credit Facility     Credit Facility
-----------------------------------------------------------------
Term loan facility             5 Years             7 Years
Revolving credit facility      5 Years             5 Years
Interest Rate Spreads:
  LIBOR Loans               1.750% - 3.250%     0.175% - 0.875%
  Prime Rate Loans          0.250% - 1.250%     0.000% - 0.000%
Commitment Fee Rate         0.375% - 0.625%     0.125% - 0.300%
-----------------------------------------------------------------

     The revolving credit facility under the senior bank credit facility will terminate on March 31, 2004. The term loan facility under the senior bank credit facility was to amortize in scheduled quarterly installments beginning in June 1999 and maturing on March 31, 2004. During the year ended June 30, 2000, the Company repaid the outstanding balance of the term loan facility in full with proceeds from the asset securitization program (see Note 8). Interest rates under the senior bank credit facility are a function of either LIBOR or prime rate. The senior bank credit facility requires the Company to pay unused commitment fees with respect to the revolving credit facility. The unused commitment fee rate will be determined by reference to a total debt-to-EBITDA (earnings before interest, taxes, depreciation and amortization) ratio.

     The senior bank credit facility contains certain covenants regarding the ratio of debt-to-EBITDA, fixed charge coverage and net worth, and contains other restrictions, including limitations of additional borrowings, and the acquisition, disposition and securitization of assets. The Company was in compliance with all covenants under this facility at June 30, 2000.

     The expenses related to the issuance of debt are capitalized and amortized to interest expense over the lives of the related debt. During fiscal 1999, the Company wrote off deferred financing costs of approximately $0.4 million in the fourth quarter of fiscal 1999 that had been capitalized in connection with the former bank credit facility. The write-off was included in the extraordinary item in the Consolidated Statements of Income.

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

     The net proceeds of the senior subordinated notes were used to repay $110.0 million of bridge financing notes issued on April 1, 1999, in conjunction with the Company's purchase of Mack Printing, with the balance of the proceeds repaying revolving bank borrowings under the senior bank credit facility. The senior bank credit facility repayments did not permanently reduce the commitments thereunder. The $110.0 million of bridge financing notes consisted of $70.0 million in bridge financing notes issued to the sellers of Mack and $40.0 million in bridge financing notes issued to two financial institutions. The bridge financing notes, which were issued on April 1, 1999, and repaid on June 1, 1999, had a 10-year term with interest based on LIBOR. The repayment of the bridge financing notes resulted in the write-off of deferred financing costs of approximately $1.1 million in the fourth quarter of fiscal 1999. The write-off has been included in the extraordinary item in the Consolidated Statements of Income.

     The senior subordinated notes contain certain covenants regarding the ratio of debt-to-EBITDA and contain other restrictions, including limitations of additional borrowings, and the acquisition, disposition and securitization of assets. The Company was in compliance with all covenants under the senior subordinated note indenture at June 30, 2000.

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

     Other Disclosures -- The fair value of long-term debt as of June 30, 2000 and 1999, approximated their recorded values.

     Maturities of long-term debt are as follows: 2001-$0.1 million; 2002-$2.6 million; 2003-$0.0 million; 2004-$67.6 million; 2005-$0.0 million;
thereafter-$131.4 million. The net book value of all encumbered properties as of June 30, 2000 and 1999, totaled $4.0 million and $4.1 million, respectively.

     The Company incurred interest expense of $23.2 million, $12.5 million, and $8.2 million for fiscal 2000, 1999 and 1998, respectively, of which $0.2 million for 2000, $0.3 million for 1999, and $0.6 million for 1998 were capitalized. In addition, for fiscal 1999, the Company incurred and paid $2.1 million in termination fees on certain interest rate swap agreements discussed below. Interest paid, net of amounts capitalized, totaled $23.2 million, $10.3 million and $7.7 million for fiscal 2000, 1999 and 1998, respectively.

     Hedging Arrangements -- The Company has a strategy to optimize the ratio of the Company's fixed-to-variable rate financing consistent with maintaining an acceptable level of exposure to the risk of interest rate fluctuations. To achieve this mix, the Company, from time to time, enters into interest rate swap agreements with various banks to exchange fixed and variable rate interest payment obligations without the exchange of the underlying principal amounts (the "notional amounts"). These agreements are hedged against the Company's long-term borrowings and have the effect of converting the Company's long-term borrowings from variable rate to fixed rate, or fixed rate to variable rate, as required. The differential to be paid or received is accrued as interest rates change and is recognized as an adjustment to interest expense related to the debt. The related amount payable to or receivable from counterparties is included in other liabilities or assets. The Company's strategy to effectively convert variable rate financing to fixed rate financing or fixed rate financing to variable rate financing through the use of the aforementioned swap agreements resulted in a reduction of interest cost of $0.5 million in fiscal 2000 and additional interest cost of $0.8 million in fiscal 1999 and $1.3 million in fiscal 1998.

     At June 30, 2000 and 1999, the Company had two fixed-to-floating interest rate swap agreements outstanding with an aggregate notional amount of $40.0 million. These swaps were entered into in June 2000 in conjunction with the termination and amendment of swaps that were entered into in fiscal 1999. The new swaps had similar terms and conditions to hedge against changes in the fair market value of the 9.75% senior subordinated notes due in 2009. Under the terms of this agreement, the Company receives interest payments at a fixed rate of 9.75%. The Company pays interest at a variable rate that is based on three-month LIBOR plus a spread for each of the swap agreements. The initial term of these swap agreements expires in fiscal 2009, and the banks have an option to terminate the agreements in fiscal 2004. The fair value of the Company's interest rate swap contracts (which is not recognized in the consolidated financial statements) at June 30, 2000 and 1999, was negative $1.3 million and zero, respectively.

     At June 30, 2000 and 1999, the Company had no floating-to-fixed interest rate swap agreements. On April 1, 1999, the Company terminated floating-to-fixed interest rate swap agreements with an aggregate notional amount of $70.0 million that were outstanding at June 30, 1998. In connection with the termination of these agreements, the Company incurred a pre-tax charge of $2.1 million in the fourth quarter of fiscal 1999 recorded as a separate line item in the Consolidated Statements of Income.

     The notional amounts and applicable rates of the Company's interest rate swap agreements were as follows:

--------------------------------------------------------------------------------
                                         Paid Fixed,
                                       Received Floating
--------------------------------------------------------------------------------
(In thousands)                2000           1999             1998
--------------------------------------------------------------------------------
Notional amount:
Beginning balance         $    --          $88,700          $88,700
New contracts                  --               --               --
Expired contracts              --          (18,700)              --
Terminated contracts           --          (70,000)              --
--------------------------------------------------------------------------------
Ending Balance            $    --          $    --          $88,700
--------------------------------------------------------------------------------

                                        Paid Floating,
                                        Received Fixed
--------------------------------------------------------------------------------
(In thousands)              2000             1999             1998
--------------------------------------------------------------------------------
Notional amount:
Beginning balance         $40,000          $35,000          $35,000
New contracts              40,000           40,000               --
Expired contracts              --          (35,000)              --
Terminated contracts      (40,000)              --               --
--------------------------------------------------------------------------------
Ending Balance            $40,000          $40,000          $35,000
--------------------------------------------------------------------------------

                                         Weighted-Average
                                      Interest Rates for 2000
--------------------------------------------------------------------------------
Type of swap:                         Paid             Received
--------------------------------------------------------------------------------
Paid fixed, received floating           --               --
Paid floating, received fixed         6.15%            7.37%
--------------------------------------------------------------------------------

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

     The Company was a party to an interest rate cap agreement, which the Company terminated effective August 1999. This agreement was entered into in May 1999 to limit the Company's interest rate exposure on the $200.0 million senior bank credit agreement. The agreement provided a cap at 5.75% on 30-day LIBOR in notional amounts of $30.0 million for the period May 1999 to May 2000 and $22.5 million for the period May 2000 to May 2001. Upon termination of this agreement in August 1999, the Company realized a gain of approximately $0.2 million. The gain was offset against the remaining unamortized balance of a one-time amount of $0.1 million paid for this agreement, the net of which is being amortized over the original 2-year life of the agreement. The Company received payment of the 30-day LIBOR interest rate in excess of 5.75% on the notional amount of the agreement over the course of the agreement prior to termination.

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

Impact of SFAS No. 133, Accounting for Derivative
Instruments and Hedging Activities

In June 1998, the FASB issued SFAS No. 133, "Accounting for Derivative Instruments and Hedging Activities." This statement requires derivative instruments to be recorded in the balance sheet at their fair value with changes in fair value being recognized in earnings unless specific hedging accounting criteria are met.

     The impact of SFAS No. 133 on the Company's financial statements will depend on a variety of factors, including, the extent of the Company's hedging activities, the types of hedging instruments used and the effectiveness of such instruments. The Company has adopted this pronouncement for fiscal year 2001 as of July 1, 2000, and does not believe the effects of adoption will be material to its financial position or results of operation.

8. ASSET SECURITIZATION

The Company entered into a receivables securitization program on October 26, 1999, which was amended on May 17, 2000 to include additional receivable portfolios and to increase the program size. Under the program, the Company entered into an agreement to sell, on a revolving basis, certain of its accounts receivable to a wholly-owned bankruptcy-remote subsidiary, which entered into an agreement to transfer, on a revolving basis, an undivided percentage ownership interest in a designated pool of accounts receivable to an unrelated third party purchaser. The program was originally limited to a maximum of $35 million; however, the purchase limit was increased to a maximum to $55 million as a result of adding additional receivable portfolios to the program with the May 17, 2000 amendment. These transactions are accounted for as a sale of accounts receivable.

     At June 30, 2000, $44.3 million of net accounts receivable had been sold and reflected as a reduction of accounts receivable, the proceeds of which were used to repay a corresponding amount of the Company's senior bank credit facility, including payment in full of the remaining outstanding balance of the term loan facility in May 2000. The fees arising from the securitization transactions of $1.5 million for the fiscal year ended June 30, 2000, are reported as securitization costs on the Consolidated Statements of Income. These fees vary, based on the level of receivables sold and commercial paper rates plus a margin, providing a lower effective rate than that available under the Company's senior bank credit facility. The Company maintains an allowance for doubtful accounts based on the expected collectibility of all accounts receivable, including receivables sold.

9. INCOME TAXES

Income tax expense (benefit), for the years ended June 30, 2000, 1999, and 1998 consisted of the following:

--------------------------------------------------------------------------------
(In thousands)                      2000       1999        1998
--------------------------------------------------------------------------------
Current:
  Federal                         $(2,986)    $6,509      $4,069
  State                             1,664      1,462       1,098
--------------------------------------------------------------------------------
Total current                      (1,322)     7,971       5,167
--------------------------------------------------------------------------------
Deferred:
  Federal                           1,345        687         456
  State                            (2,214)       182          67
--------------------------------------------------------------------------------
Total deferred                       (869)       869         523
--------------------------------------------------------------------------------
Income tax expense (benefit)      $(2,191)    $8,840      $5,690
--------------------------------------------------------------------------------

     The amount of income tax expense (benefit) differs from the amount obtained by application of the statutory U.S. rates to income (loss) before income taxes and extraordinary item for the reasons shown in the following table:

--------------------------------------------------------------------------------
(In thousands)                      2000         1999     1998
--------------------------------------------------------------------------------
Computed at statutory
  U.S. rate                       $(6,189)     $7,540    $5,059
State income taxes, net
  of Federal tax benefit             (363)        333       341
Goodwill amortization               4,682         793       450
Research tax credit                    --          --       (50)
Other                                (321)        174      (110)
--------------------------------------------------------------------------------
Income tax expense (benefit)      $(2,191)     $8,840    $5,690
--------------------------------------------------------------------------------

     Cash paid for income taxes totaled $3.7 million, $3.4 million, and $5.0 million, during fiscal 2000, 1999, and 1998, respectively.

     The Company has state net operating loss carryforwards aggregating approximately $81.6 million, which expire during fiscal years 2004 to 2015. A valuation allowance of $1.0 million has been established for state net operating loss benefits that are not expected to be realized. The valuation allowance decreased by $0.1 million in fiscal 2000 and increased by $0.3 million in fiscal 1999.

     The tax effects of the significant temporary differences that comprise the deferred tax assets and liabilities in the consolidated balance sheets at June 30, 2000 and 1999, are as follows:

--------------------------------------------------------------------------------
(In thousands)                                2000         1999
--------------------------------------------------------------------------------
Assets:
  Allowance for doubtful accounts           $   917      $ 1,180
  Employee benefits                          11,925        9,475
  State net operating loss
     carryforwards                            3,171        2,221
  Goodwill                                    1,457        1,991
  Accrued restructuring costs                 1,057           75
  Other                                       3,233        6,377
--------------------------------------------------------------------------------
Gross deferred tax assets                    21,760       21,319
--------------------------------------------------------------------------------
Liabilities:
  Property, plant, and equipment             22,465       22,544
  Other                                         534          584
--------------------------------------------------------------------------------
Gross deferred tax liabilities               22,999       23,128
--------------------------------------------------------------------------------
Valuation allowance                           1,005        1,065
--------------------------------------------------------------------------------
Net liability                               $ 2,244      $ 2,874
--------------------------------------------------------------------------------

10. PENSION PLANS AND OTHER POST RETIREMENT BENEFIT PLANS

The Company maintains separate retirement plans for its associates under the Cadmus plans and Mack plans, as a result of the April 1, 1999, acquisition of Mack (see Note 3). It is anticipated that the Mack plans will be merged into the Cadmus plans in fiscal 2001.

Pension Plans
The Company has defined benefit pension plans in effect that cover substantially all employees, and participates in multiemployer retirement plans that provide defined benefits to employees covered under collective bargaining agreements. The Company also has in effect certain nonqualified, non-funded supplemental pension plans for certain key executives. All plans provide benefit payments using formulas based on an employee's compensation and length of service, or stated amounts for each year of service.

     The Company makes contributions to its defined benefit plans sufficient to meet the minimum funding requirements of applicable laws and regulations. Contributions to the multiemployer plan are generally based on a negotiated labor contract. Contributions to the supplemental plans are provided through charges to earnings sufficient to meet the projected benefit obligation. Although the supplemental plans are nonfunded, the Company has acquired life insurance contracts ($13.8 million face amount at June 30, 2000, and $14.7 million face amount at June 30, 1999) intended to be adequate to fund future benefits. The cash surrender value of these contracts, net of policy loans, was $0.7 million and $2.6 million at June 30, 2000 and 1999, respectively, and is included in other assets in the Consolidated Balance Sheets. The Company's contributions to its pension plans totaled $2.0 million, $1.3 million, and $1.8 million in fiscal 2000, 1999 and 1998, respectively.

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

Cadmus Communications Corporation and Subsidiaries
Notes to Consolidated Financial Statements (continued)

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

     The Mack plans provide certain healthcare benefits for eligible retired employees and their spouses. In addition, the Company provides fully paid life insurance coverage with benefits ranging from $5,000 to $40,000 for retirees under the Mack plans. The retiree healthcare plan is contributory for all retirees who were full-time regular employees of Mack.

     The following table summarizes the funded status of the plans and the amounts recognized in the Consolidated Balance Sheets, based upon actuarial valuations:

------------------------------------------------------------------------------------------------------------------------
                                                                                                  Post Retirement
                                                           Pension Benefits                           Benefits
(In thousands)                                         2000               1999                2000               1999
------------------------------------------------------------------------------------------------------------------------
Change in benefit obligation:
Benefit obligation at beginning of year              $104,378           $ 53,258            $ 5,279            $   337
Service cost                                            4,099              3,794                 76                 28
Interest cost                                           7,531              4,604                313                111
Participant contributions                                  --                 --                202                 18
Plan amendments                                            --                 --             (1,747)                --
Actuarial gain                                         (6,658)            (1,842)               (49)               (17)
Curtailments                                             (638)                --                 --                 --
Special termination benefits                              518                 --                 --                 --
Settlements                                               (45)                --                 --                 --
Business combinations                                      --             46,450                 --              4,952
Benefit payments                                       (4,697)            (1,886)              (552)              (150)
------------------------------------------------------------------------------------------------------------------------
Benefit obligation at end of year                    $104,488           $104,378            $ 3,522            $ 5,279
------------------------------------------------------------------------------------------------------------------------

Fair value of plan assets at beginning of year       $ 83,475           $ 44,860            $    --            $    --
Actual return on plan assets                            4,318               (561)                --                 --
Employer contribution                                   1,742                865                552                150
Benefit payments                                       (4,697)            (1,886)              (552)              (150)
Settlements                                               (45)                --                 --                 --
Business combinations                                      --             40,197                 --                 --
------------------------------------------------------------------------------------------------------------------------
Fair value of plan assets at end of year             $ 84,793           $ 83,475            $    --            $    --
------------------------------------------------------------------------------------------------------------------------

Funded status                                        $(19,694)          $(20,903)           $(3,522)           $(5,279)
Unrecognized actuarial (gain) loss                      2,996              6,772               (240)              (207)
Unrecognized transition obligation                       (984)            (1,065)                --                 --
Unrecognized prior service cost                           325                343             (1,455)                --
Contribution made between measurement date
  and fiscal year end                                     788                478                 --                 --
------------------------------------------------------------------------------------------------------------------------
Net liability                                        $(16,569)          $(14,375)           $(5,217)           $(5,486)
------------------------------------------------------------------------------------------------------------------------

Prepaid benefit cost                                 $  1,309           $    984            $    --            $    --
Accrued liability                                     (19,118)           (16,452)            (5,217)            (5,486)
Intangible asset                                          435                506                 --                 --
Deferred tax asset                                        317                211                 --                 --
Minimum pension liability                                 488                376                 --                 --
------------------------------------------------------------------------------------------------------------------------
Net liability                                        $(16,569)          $(14,375)           $(5,217)           $(5,486)
------------------------------------------------------------------------------------------------------------------------


Weighted average assumptions were as follows:
--------------------------------------------------------------------------------
                                                 2000         1999        1998
--------------------------------------------------------------------------------
Discount rate                                    7.75%        7.25%       7.25%
Rate of increase in compensation                 4.5 %        3.5 %       4.5 %
Long-term rate of return on plan assets          9.75%        9.75%       9.75%
--------------------------------------------------------------------------------

The components of net periodic benefit cost for fiscal 2000, 1999 and 1998 for all plans were as follows:
------------------------------------------------------------------------------------------------------------------------------------
                                                                                                       Post Retirement
                                                            Pension Benefits                               Benefits
------------------------------------------------------------------------------------------------------------------------------------
(In thousands)                                    2000           1999             1998          2000         1999        1998
------------------------------------------------------------------------------------------------------------------------------------
Service cost                                    $ 4,099        $ 3,794          $ 2,550        $  76        $  28       $  --
Interest cost                                     7,531          4,604            3,288          313          111          27
Expected return on plan assets                   (7,901)        (5,194)          (3,392)          --           --          --
Amortization of unrecognized
  transition obligation or asset                    (81)           (81)             (81)          --           --          --
Prior service cost recognized                        22             22                6         (291)          --          --
Recognized (gains) or losses                         62             56               34          (17)         (16)        (20)
Special termination benefits                        514             --               --           --           --          --
Contributions to multiemployer plans                 52             67               64           --           --          --
------------------------------------------------------------------------------------------------------------------------------------
Net periodic benefit cost                       $ 4,298        $ 3,268          $ 2,469        $  81        $ 123       $   7
------------------------------------------------------------------------------------------------------------------------------------

     The projected benefit obligation, accumulated benefit obligation, and fair value of plan assets for the pension plans with accumulated benefit obligations in excess of plan assets were $58.9 million, $51.7 million, and $38.9 million, respectively, as of June 30, 2000, and $58.9 million, $51.9 million, and $42.4 million, respectively, as of June 30, 1999.

     For purposes of determining the cost and obligation for post retirement medical benefits, the Company has assumed a healthcare cost trend rate of 8.0% for fiscal 2001, gradually decreasing to 6.0 % in the year 2005 and remaining level thereafter. A one percentage-point change in assumed healthcare cost trend rates would have the following effects:

---------------------------------------------------------------
                                         1-Percentage Point
(In thousands)                         Increase       Decrease
---------------------------------------------------------------
Effect on total of service
  and interest cost components          $15            $(12)
Effect on post retirement
  benefit obligation                     59             (56)
---------------------------------------------------------------

Defined Contribution Plan

     The thrift savings plan enables employees to save a portion of their earnings on a tax-deferred basis and also provides for matching contributions from the Company for a portion of the employees' savings. Additionally, the plan provides for individual subsidiary companies to make profit-sharing contributions. The Company's expense under this plan was $1.6 million, $1.2 million, and $1.9 million in fiscal 2000, 1999, and 1998, respectively.

11. SHAREHOLDERS' EQUITY

In addition to its common stock, the Company's authorized capital includes 1,000,000 shares of preferred stock ($1.00 par value), issuable in series, of which 100,000 shares are designated as Series A Preferred.

     In fiscal 1997, the Board of Directors authorized the repurchase of up to 750,000 shares of the Company's common stock, or about 9% of shares outstanding. Shares may be repurchased from time to time in the open market or through privately negotiated transactions. As of June 30, 2000, 297,000 shares had been repurchased at fair market value under this authorization.

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

Cadmus Communications Corporation and Subsidiaries
Notes to Consolidated Financial Statements (continued)

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

     The following information is provided solely in connection with the disclosure requirements of SFAS No. 123. If the Company had elected to recognize compensation cost related to its stock options granted in fiscal 2000, 1999 and 1998 in accordance with the provisions of SFAS No. 123, net loss would have been $16.7 million in fiscal 2000 (($1.85) per share), net income of $12.8 million in fiscal 1999 ($1.53 per share, assuming dilution) and $8.4 million in fiscal 1998 ($1.03 per share, assuming dilution). The fair value of these options was estimated at the date of grant using a Black-Scholes option pricing model with the following weighted-average assumptions for fiscal 2000, 1999 and 1998, respectively: risk-free interest rates of 6.62%, 5.22% and 5.97% dividend yields of 2.25%, 1.52% and 0.82% volatility factors of .4516, .340 and .340, and an expected life of 8 years. The weighted-average fair value of options was $3.86, $3.92 and $11.52 per option during fiscal 2000, 1999 and 1998, respectively.

     A summary of the Company's stock option activity and related information for the fiscal years ended June 30, 2000, 1999 and 1998 follows:
-------------------------------------------------------------------------------------------------
                                                                                Weighted-Average
                                               Number of        Option Price        Exercise
                                                Shares            Per Share          Price
-------------------------------------------------------------------------------------------------
Outstanding at June 30, 1997                    897,000      $  8.25 to   $ 28.00      $ 14.08
Exercised                                       (58,000)        9.00 to     17.13        13.21
Granted                                         251,000        16.14 to     26.88        24.46
Lapsed or canceled                              (88,000)       13.25 to     19.19        16.78
-------------------------------------------------------------------------------------------------
Outstanding at June 30, 1998                  1,002,000         8.25 to     28.00        16.50
Exercised                                        (3,000)                     9.75         9.75
Granted                                         304,000        12.88 to     20.63        13.31
Lapsed or canceled                              (48,000)        9.63 to     26.88        13.29
-------------------------------------------------------------------------------------------------
Outstanding at June 30, 1999                  1,255,000         8.25 to     28.00        15.87
Exercised                                        (3,000)        9.75 to     12.88        10.07
Granted                                         229,000         8.81 to     12.88         8.96
Lapsed or canceled                             (365,000)        8.25 to     28.00        16.34
-------------------------------------------------------------------------------------------------
Outstanding at June 30, 2000                  1,116,000      $  8.25 to   $ 26.88      $ 14.15
-------------------------------------------------------------------------------------------------

-------------------------------------------------------------------------------------------------
Exercisable at June 30:
1998                                            590,000      $  8.25 to   $ 26.88      $ 13.67
1999                                            752,000         8.25 to     26.88        13.56
2000                                            562,000         8.25 to     26.88        13.59
-------------------------------------------------------------------------------------------------

     The weighted-average remaining contractual life of options outstanding at June 30, 2000, is 7 years. At June 30, 2000, 321,192 shares of authorized but unissued common stock were reserved for issuance upon exercise of options granted or grantable under the plans. Options are generally exercisable under the plans for periods of 5 to 10 years from the date of grant. The following table provides additional detail of the options outstanding at June 30, 2000:

-----------------------------------------------------------------------------------------------------------
                                          Weighted-
                         Number of         Average          Weighted-                         Weighted-
      Range of            Options         Remaining          Average          Currently        Average
   Exercise Prices      Outstanding      Life (years)     Exercise Price     Exercisable    Exercise Price
-----------------------------------------------------------------------------------------------------------
  $ 8.25 to  $13.25       658,000            7.4            $ 10.63            325,000        $ 10.46
   14.25 to   19.19       322,000            6.2              16.27            211,000          16.91
   20.63 to   28.00       136,000            7.6              26.13             26,000          25.68
-----------------------------------------------------------------------------------------------------------

13. SEGMENT AND RELATED INFORMATION

During fiscal 2000, the Company was organized around two business groups: the Professional Communications Group, serving customers who publish information, and the Marketing Communications Group, serving customers who convey marketing messages. The Professional Communications Group is comprised of three primary product lines: STM journals, special interest and trade magazines, and books and directories. The Professional Communications Group provides a full range of composition, editorial, prepress, printing, warehousing and distribution services. In addition, this group provides a full complement of digital products and services, including website design and architecture, content management, Internet and compact disc based electronic archiving, electronic peer review and online publishing. The Marketing Communications Group focuses on the creation, production and distribution of graphic communications. Product lines include specialty packaging, commercial printing, fulfillment and distribution services, software duplication, and catalog design and photography.

     The accounting policies for the groups are the same as those described in
Note 1. The Company primarily evaluates the performance of its operating groups based upon operating income, excluding amortization of goodwill and restructuring charges. Intergroup sales for fiscal 2000 and

Cadmus Communications Corporation and Subsidiaries
Notes to Consolidated Financial Statements (continued)

1998 are not significant. The Company manages income taxes on a consolidated basis.

     Summarized group data for fiscal 2000, 1999, and 1998 are
as follows:
-----------------------------------------------------------------
                       Professional       Marketing
(In thousands)        Communications    Communications   Total
-----------------------------------------------------------------
2000
Net sales                 $365,043      $131,268        $496,311
Depreciation and
  amortization              19,306         6,077          25,383
Operating income            51,932         1,371          53,303
Total assets               310,759        65,112         375,871
Capital expenditures        11,772         4,673          16,445

1999
Net sales                 $245,505      $198,360        $443,865
Sales between groups          (820)           --            (820)
Depreciation and
  amortization              12,223         8,162          20,385
Operating income            37,123           999          38,122
Total assets               368,729       127,395         496,124
Capital expenditures         7,147         9,856          17,003

1998
Net sales                 $202,694      $191,129        $393,823
Depreciation and
  amortization              10,135         7,751          17,886
Operating income            29,220         7,785          37,005
Total assets               137,010       138,219         275,229
Capital expenditures         8,293        23,030          31,323
-----------------------------------------------------------------
     Summarized group data for fiscal 2000, 1999, and 1998
are as follows:
-----------------------------------------------------------------
(In thousands)               2000          1999           1998
-----------------------------------------------------------------
Earnings from operations:
Reportable group
  operating income         $53,303      $38,122        $37,005
Amortization of goodwill    (5,261)      (2,884)        (1,731)
Unallocated shared services
  and other expenses, net   (5,868)      (6,896)        (9,337)
Restructuring and
  other charges            (36,544)          --         (3,950)
Gain on divestitures            --        9,521             --
Interest expense and
  securitization costs     (24,491)     (12,204)        (7,601)
Interest rate swap
  settlement charges            --       (2,101)
Other income, net              660          498            394
-----------------------------------------------------------------
Income (loss) before
  income taxes and
  extraordinary item      $(18,201)     $24,056        $14,780
-----------------------------------------------------------------

     The difference between reportable group amounts and consolidated total amounts for assets, depreciation and amortization, and capital expenditures are attributable to the Company's shared services division.

     The Company has no foreign operations. There were no revenues from a single external customer which amounted to 10% or more of the Company's revenues.

14. RELATED PARTIES

The Company elected the former majority shareholder of Mack to the Board of Directors (see Note 3). As a result of the purchase of Mack, this director, directly or indirectly through owned companies, received as consideration an aggregate of approximately $11.2 million in cash, approximately 1.1 million shares of the Company's common stock, $5.8 million in subordinated notes of the Company and approximately $52.9 million in bridge financing notes of the Company. The bridge financing notes of $52.9 million were paid in the fourth quarter of fiscal 1999 (see Note 7). As of June 30, 2000, there was $5.9 million in subordinated notes payable and related accrued interest payable to this director. Interest paid on the bridge notes and the subordinated notes during fiscal 2000 and 1999 totaled $0.7 million and $0.9 million, respectively.

15. CONCENTRATIONS OF CREDIT RISK

Financial instruments that potentially subject the Company to concentrations of credit risk consist principally of trade receivables. Concentrations of credit risk with respect to trade receivables are limited due to the large number of customers comprising the Company's customer base, and their dispersion across different businesses and geographic regions. As of June 30, 2000 and 1999, the Company had no significant concentrations of credit risk.

16. CONTINGENCIES

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

Cadmus Communications Corporation and Subsidiaries
Report of Independent Public Accountants

To the Shareholders and Board of Directors of Cadmus Communications Corporation:


     We have audited the accompanying consolidated balance sheets of Cadmus Communications Corporation (a Virginia corporation), and subsidiaries as of June 30, 2000 and 1999, and the related consolidated statements of income, cash flows and shareholders' equity for each of the three years in the period ended June 30, 2000. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

     We conducted our audits in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform an audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

     In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Cadmus Communications Corporation and subsidiaries as of June 30, 2000 and 1999, and the results of their operations and their cash flows for each of the three years in the period ended June 30, 2000, in conformity with accounting principles generally accepted in the United States.

                                                         /s/ Arthur Andersen LLP


Richmond, Virginia
August 2, 2000