Form 10-K, Exhibit 13
period 2001-06-30
CADMUS COMMUNICATIONS CORP/NEW
filed 2001-09-28
CIK 745274

                             [GRAPHIC APPEARS HERE]



                       Cadmus Communications Corporation


                          2001 Financial Information







                           [LETTERHEAD APPEARS HERE]

         Contents

         1   Selected Financial Data

         2   Management's Discussion and Analysis

         8   Selected Quarterly Data

         9   Consolidated Statements of Operations

        10   Consolidated Balance Sheets

        11   Consolidated Statements of Cash Flows

        12   Consolidated Statements of Shareholders' Equity

        13   Notes to Consolidated Financial Statements

        25   Report of Independent Public Accountants

        26   Board of Directors & Management Team

        27   Operating Locations

        28   Shareholder Information

Cadmus Communications Corporation and Subsidiaries
Selected Financial Data/(2)/

The following data should be read in conjunction with the consolidated financial statements of the Company and management's discussion and analysis that appear elsewhere in this report.

(Dollars in thousands, except per share data)                                              Years Ended June 30
------------------------------------------------------------------------------------------------------------------------------------
                                                                       2001        2000          1999          1998         1997
------------------------------------------------------------------------------------------------------------------------------------
OPERATING DATA
Net sales (see Note 1)                                             $  526,290  $  552,692    $  493,074    $  436,278      428,471
Cost of sales (see Note 1)                                            433,071     444,304       402,998       346,469      343,369
------------------------------------------------------------------------------------------------------------------------------------
Gross profit                                                           93,219     108,388        90,076        89,809       85,102
Selling and administrative expenses                                    58,142      66,071        60,425        63,872       65,104
Restructuring and other charges, net                                   19,905      36,544            --         3,950       19,699
Net gain on divestitures                                                   --          --        (9,521)           --           --
------------------------------------------------------------------------------------------------------------------------------------
Operating income                                                       15,172       5,773        39,172        21,987          299
Interest expense and securitization costs (see Note 8)                 22,414      24,491        12,204         7,601        7,788
Interest rate swap settlement charges                                      --          --         2,101            --           --
Other, net                                                                (65)       (517)          811          (394)         (53)
------------------------------------------------------------------------------------------------------------------------------------
Income (loss) before income taxes and extraordinary item               (7,177)    (18,201)       24,056        14,780       (7,436)
Income tax expense (benefit)                                             (687)     (2,191)        9,414         5,690       (2,219)
Extraordinary loss on early extinguishment of debt, net of tax             --          --           929            --           --
------------------------------------------------------------------------------------------------------------------------------------
Net income (loss)                                                  $   (6,490) $  (16,010)   $   13,713    $    9,090       (5,217)
------------------------------------------------------------------------------------------------------------------------------------
OPERATING DATA, BEFORE ONE-TIME ITEMS/(2)/
Operating income                                                   $   35,077  $   42,317    $   29,651    $   25,937       19,998
Income, before one-item items                                           6,975      10,732        10,133        11,541        7,556
EBITDA /(4)/                                                           61,271      68,881        49,835        44,776       38,239
------------------------------------------------------------------------------------------------------------------------------------
PER SHARE DATA/(3)/
Income (loss) before extraordinary item as reported                $    (0.73) $    (1.78)   $     1.76    $     1.11         (.65)
   before one time items/(2)/                                            0.78        1.19          1.22          1.41          .94
Net income (loss) per share as reported                                 (0.73)      (1.78)         1.65          1.11         (.65)
   before one time items/(2)/                                            0.78        1.19          1.22          1.41          .94
Cash dividends                                                            .20         .20           .20           .20          .20
Shareholders' equity                                                    12.26       13.12         15.15         13.86        12.85
EBITDA /(2)/ /(4)/                                                       6.86        7.66          5.98          5.48         4.76
------------------------------------------------------------------------------------------------------------------------------------
FINANCIAL POSITION
Working capital, before impact of securitization program           $   41,840  $   55,029    $   60,329    $   30,937       42,162
Property, plant and equipment, net                                    138,002     150,979       173,085       133,836      118,621
Goodwill and other intangibles, net                                   172,436     182,823       198,570        48,158       42,572
Total assets                                                          397,428     423,184       523,846       291,752      266,916
Total debt                                                            182,987     201,705       275,879       101,755       96,119
Total shareholders' equity                                            109,558     117,942       136,533       109,816      100,643
Total capital                                                         292,545     319,647       412,412       211,571      196,762
Free cash flow/(5)/                                                    24,708      30,820         2,873        11,114       11,366
------------------------------------------------------------------------------------------------------------------------------------
SELECTED RATIOS
Gross profit margin (see Note 1)                                         17.7%       19.6%         18.3%         20.6%        19.9%
Operating income margin/(2)/                                              6.7%        7.7%          6.0%          5.9%         4.7%
Effective tax rate/(2)/                                                  45.2%       41.5%         39.1%         38.5%        38.4%
Debt as a percentage of total capital                                    62.6%       63.1%         66.9%         48.1%        48.8%
Operating income return on average total capital/(2)/                    11.5%       11.6%         10.6%         12.7%         9.6%
Return on average shareholders' equity/(2)/                               6.1%        8.4%          8.4%         11.0%         7.2%
------------------------------------------------------------------------------------------------------------------------------------
OTHER DATA
Weighted-average common shares outstanding                              8,938       8,990         8,336         8,176        8,035
Shares outstanding at fiscal year end                                   8,938       8,938         9,011         7,921        7,830
Stock market price data:
   High                                                            $   12.300  $   15.000    $   25.000    $   28.000       17.750
   Low                                                                  5.500       6.125        12.625        14.000       12.250
   Close (at fiscal year end)                                          11.110       9.750        13.750        24.250       15.500
Number of associates (approximate)                                      3,400       3,500         4,100         3,000        3,000
------------------------------------------------------------------------------------------------------------------------------------

(1) Certain reclassifications were made to prior years' amounts to conform to current year presentation. See Note 1 to consolidated financial statements.
(2) Excludes the effects of the following charges: restructuring and other charges of $19.9 million ($13.5 million net of tax), $36.5 million ($26.7 million net of tax), $3.95 million ($2.5 million net of tax), and $19.7 million ($12.7 million net of tax) in fiscal 2001, 2000, 1998 and 1997, respectively; net gain on divestitures in fiscal 1999 of $9.5 million ($5.8 million net of tax); interest rate swap settlement charges in fiscal 1999 of $2.1 million ($1.3 million net of tax) and extraordinary loss on the early extinguishment of debt of $1.5 million ($0.9 million net of tax) in fiscal 1999.
(3) Income per share data assumes dilution.
(4) Earnings before interest, taxes, depreciation, amortization and securitization costs.
(5) Net cash flow before financing activities, exclusive of the impact of restructuring related items, business acquisitions and business divestitures.

Cadmus Communications Corporation and Subsidiaries
Management's Discussion and Analysis

GENERAL
Headquartered in Richmond, Virginia, Cadmus Communications Corporation (the "Company") provides integrated graphic communications services to professional publishers, not-for-profit societies, and corporations. Cadmus is the largest provider of content management and production services to scientific, technical, and medical ("STM") journal publishers in the world, the fourth largest publications printer in North America, and a leading national provider of specialty packaging products and services.

ORGANIZATIONAL STRUCTURE
The Company is focused around its core Publication Services business, which provides products and services to both not-for-profit and commercial publishers in three primary product lines: STM journals, special interest and trade magazines, and books and directories. Publication Services provides a full range of content management, editorial, prepress, printing, warehousing, and distribution services under the division names of Cadmus Professional Communications, CadmusMack, and Port City Press. In addition to its core business, the Company provides high quality specialty packaging, assembly, fulfillment and distribution, as well as creative marketing services.
     During fiscal 2000, the Company was organized around two primary business groups: Professional Communications, serving customers who publish information, and Marketing Communications, serving customers who convey marketing messages. All periods presented in the following analysis have been reclassified to conform to the current year presentation.

SIGNIFICANT TRANSACTIONS
Fiscal 2001 Restructuring. The Company recorded restructuring and other charges totaling $19.9 million ($13.5 million net of taxes) in fiscal 2001. These charges related to the consolidation of the Company's Atlanta-based technology-related logistics operations, the consolidation of two Richmond-based commercial and magazine printing operations, the continued consolidation of duplicate facilities in Publications Services, and other actions to reduce operating costs. Restructuring and other charges for fiscal 2001 also included $2.7 million related to the final settlement of certain post-closing contingencies and other facility closure costs associated with the sale of the Company's Dynamic Diagrams subsidiary. The divested and closed operations contributed $35.9 million in sales and incurred operating losses of $3.0 million (pre-tax) in fiscal 2001. The Company expects these restructuring actions to be completed by mid-fiscal 2002.

Fiscal 2000 Restructuring. In fiscal 2000, the Company recorded restructuring and other charges totaling $34.1 million ($25.5 million net of taxes). These charges related to a restructuring plan intended to (1) effect additional planned synergies in connection with its April 1999 acquisition of the Mack Printing Group ("Mack") and (2) focus the Company's resources on the markets within Publication Services and the specialty packaging market. These actions included:
   . Closing the Atlanta-based Cadmus Point of Purchase ("POP") business unit in
     October 1999 ;
   . Integrating the workflows of two composition facilities in Lancaster,
     Pennsylvania;
   . Closing the Richmond-based marketing agency in July 1999, and divesting the Charlotte-based agency in September 1999;
   . Consolidating corporate functions and overhead, including eliminating certain overhead within Publication Services and eliminating overhead costs associated with the former Marketing Communications group.
     The divested and closed operations contributed $15.4 million in sales and incurred operating losses of $2.3 million (pre-tax) in fiscal 2000. All fiscal 2000 restructuring actions are substantially complete. The remaining $1.3 million restructuring reserve balance for fiscal 2000 restructuring actions consists of $0.3 million for involuntary termination costs, $0.3 million for contract termination costs, and $0.7 million for other post closure shutdown costs.
     In May 2000, the Company announced the retirement of C. Stephenson Gillispie, Jr. as chairman, president and chief executive officer and as a director effective June 30, 2000. In connection with the announced retirement, the Company effected a retirement agreement with Mr. Gillispie, and recorded a special charge of $2.4 million in the fourth quarter of fiscal 2000 related to the agreement. The agreement provided for salary continuation payments (including benefits), additional retirement benefits, and certain health and welfare continuation benefits.

Fiscal 2000 Receivables Securitization Program. In fiscal 2000, the Company entered into a receivables securitization program. Under the program, the Company entered into an agreement to sell, on a revolving basis, certain of its accounts receivable to a wholly-owned bankruptcy-remote subsidiary, which entered into an agreement to transfer, on a revolving basis, an undivided percentage ownership interest in a designated pool of accounts receivable to an unrelated third party purchaser up to a maximum of $55 million. These transactions are accounted for as a sale of accounts receivable.

Fiscal 1999 Acquisition of Mack Printing Company. On April 1, 1999, the Company acquired Mack Printing Company ("Mack") by purchasing all of the capital stock of its parent company, Melham Holdings, Inc., for approximately $201 million. The Company financed the purchase with $66.0 million of senior bank debt, $70.0 million in bridge financing notes issued to the prior owners of Melham, $40.0 million in bridge financing notes issued to two banks, $6.4 million of junior subordinated notes and approximately 1.2 million shares of the Company's common stock (then valued at approximately $16.3 million). Mack was a full-service publications printer that produced a wide variety of short- to medium-run magazines and journals, generally for customers in the mid-Atlantic and northeast regions of the United States. The results of operations of Mack have been included in the Company's consolidated results of operations since the date of acquisition.

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

RESULTS OF OPERATIONS
The following table summarizes the consolidated results of operations for the periods indicated, as well as the percentages of categories relative to net sales. In July 2000, the Emerging Issues Task Force ("EITF") of the Financial Accounting Standards Board reached a consensus on Issue 00-10, "Accounting for Shipping and Handling Fees and Costs." EITF 00-10 requires companies to classify as revenues any shipping and handling fees billed to customers. Previously, shipping revenues and shipping expenses were included in cost of sales. All periods presented in the consolidated statements of operations have been reclassified to conform to the current year presentation (see Note 1 to Consolidated Financial Statements).

                                                                                   Years Ended June 30,
------------------------------------------------------------------------------------------------------------------------------------
(Dollars in millions)                                                   2001                     2000                     1999
------------------------------------------------------------------------------------------------------------------------------------
Net sales (Note 1)                                          $    526.3       100.0%     $   552.7     100.0%    $   493.1     100.0%
Cost of sales (Note 1)                                           433.1       182.3          444.3      80.4         403.0      81.7
------------------------------------------------------------------------------------------------------------------------------------
Gross profit                                                      93.2        17.7%         108.4      19.6%         90.1      18.3%
------------------------------------------------------------------------------------------------------------------------------------
Selling and administrative expenses                               58.1        11.0           66.1      11.9          60.5      12.3
Restructuring and other charges                                   19.9         3.8           36.5       6.6            --        --
Net gain on divestitures                                            --          --             --        --          (9.5)     (1.9)
------------------------------------------------------------------------------------------------------------------------------------
Operating income                                                  15.2         2.9%           5.8       1.1%         39.1       7.9%
------------------------------------------------------------------------------------------------------------------------------------
Interest expense                                                  19.7         3.7           23.0       4.2          12.2       2.4
Securitization costs                                               2.7         0.5            1.5       0.3            --        --
Interest rate swap settlement charges                               --          --             --        --           2.1       0.4
Other income, net                                                   --          --           (0.5)     (0.1)          0.8       0.2
------------------------------------------------------------------------------------------------------------------------------------
Income (loss) before income taxes and extraordinary item          (7.2)       (1.3)%        (18.2)     (3.3)%       24.0        4.9%
Income tax expense (benefit)                                      (0.7)       (0.1)          (2.2)     (0.4)         9.4        1.9
------------------------------------------------------------------------------------------------------------------------------------
Income (loss) before extraordinary item                           (6.5)       (1.2)%        (16.0)     (2.9)%       14.6        3.0%
Extraordinary loss (net of tax)                                     --          --             --        --          0.9        0.2
------------------------------------------------------------------------------------------------------------------------------------
Net income (loss)                                           $     (6.5)       (1.2)%    $   (16.0)     (2.9)%   $   13.7        2.8%
------------------------------------------------------------------------------------------------------------------------------------
Capital expenditures                                        $     15.9         3.0 %    $    16.5       3.0 %   $   18.5        3.8%
------------------------------------------------------------------------------------------------------------------------------------

Comparison of Fiscal 2001 with Fiscal 2000
Net Sales
Net sales for fiscal 2001 totaled $526.3 million, as compared to $552.7 million in fiscal 2000. Excluding the impact of divested and closed operations, net sales totaled $490.4 million, a 4% increase over the prior year of $470.6 million.
     Publication Services (STM journals, special interest magazines, and books and directories) sales for fiscal 2001 totaled $452.4 million, as compared to $450.1 million in fiscal 2000. Adjusted for divested and closed operations, net sales for Publication Services during fiscal 2001 increased 5% to $426.3 million from $406.1 million in the prior year. This increase in sales reflected growth in STM journal services and books and directories sales that was offset in part by a decline in special interest magazine sales. The increase in STM journal sales included double-digit growth in content management revenues primarily as a result of increased total page count. The increase in professional books and directories sales was attributable to growth from existing customers and net new business. The decline in special interest magazine sales was primarily the result of a reduction in advertising pages and continued softness in the U. S. economy.
     Other Services sales for fiscal 2001 totaled $73.9 million, as compared to $102.6 million in fiscal 2000. Excluding the impact of divested and closed operations, net sales for Other Services during fiscal 2001 declined 1% to $64.1 million from $64.5 million in the prior year. The decline in sales was attributable to lower specialty packaging sales, resulting from an industry-wide slowdown and reduced purchases by high-tech customers.

Cadmus Communications Corporation and Subsidiaries
Management's Discussion and Analysis (continued)



Gross Profit
Gross profit margins decreased to 17.7% for fiscal 2001 compared to 19.6% for fiscal 2000. The margin decline was a result of additional costs associated with certain strategic and operational initiatives in the STM journal services division, the decline in specialty packaging sales, losses incurred in the Company's Atlanta-based packaging logistics and Graphic Solutions operations that have now been closed, and pricing and competitive pressures from a consolidating customer base.

Selling and Administrative Expenses
Selling and administrative expenses expressed as a percentage of net sales declined to 11.0% in fiscal 2001 from 11.9% in fiscal 2000. The improvement was due to the favorable impact of fiscal 2000 and 2001 restructuring actions, lower management incentive costs, the effects in fiscal 2001 of a one-time $1.5 million gain recognized under Statement of Financial Accounting Standards No. 133 "Accounting for Derivative Instruments and Hedging Activities," and a $0.9 million reduction in pension expense resulting from the demutualization of one of the Company's pension investments.

Restructuring and Other Charges
The Company recorded restructuring and other charges totaling $19.9 million ($13.5 million net of taxes) in fiscal 2001. Total restructuring and other costs consisted of asset write-downs of $5.5 million, the write-off of intangible assets related primarily to the Company's Atlanta-based packaging logistics operation totaling $4.0 million, involuntary termination costs of $3.7 million, contract termination costs of $3.4 million, and other post-closure shutdown costs of $0.6 million. Involuntary termination costs relate to approximately 250 employees. Year-to-date restructuring and other charges for fiscal 2001 also included $2.7 million related to the final settlement of certain post-closing contingencies and other facility closure costs associated with the sale of the Company's Dynamic Diagrams subsidiary. The Company expects these restructuring actions to be completed by mid-fiscal 2002.
     In fiscal 2000, the Company recorded restructuring charges totaling $34.1 million ($25.5 million net of taxes). Total restructuring and other charges included the write-off of intangible assets related to the Company's POP division of $11.1 million, the $6.2 million write-off of redundant manufacturing software resulting from the integration of Mack, a $0.7 million net gain from the closure and divestiture of the two marketing businesses, asset write-downs of $8.5 million, involuntary termination costs of $5.3 million, contract termination costs of $3.2 million, and other post closure shutdown costs of $0.5 million. Involuntary termination costs related to approximately 220 associates located within the POP division, Publication Services, and the corporate location. All fiscal 2000 restructuring actions are substantially complete. The remaining $1.3 million restructuring reserve balance for fiscal 2000 restructuring actions consists of $0.3 million for involuntary termination costs, $0.3 million for contract termination costs, and $0.7 million for other post closure shutdown costs.
     The Company also recorded a special charge of $2.4 million in the fourth quarter of fiscal 2000 related to the retirement of the Company's president and chief executive officer.

Operating Income
Operating income was $15.2 million for fiscal 2001 compared to $5.8 million for fiscal 2000. Excluding restructuring and other charges, operating income was $35.1 million for fiscal 2001 compared to $42.3 million for fiscal 2000. The decline in operating income before restructuring and other charges was primarily the result of the following: (1) operating losses from the Company's Atlanta-based packaging logistics and Graphic Solutions businesses that have now been closed or consolidated with other businesses, (2) declines in special interest magazine and specialty packaging sales, and (3) continued spending on content management and related operational initiatives.

Interest Expense, Securitization Costs and Income Taxes
Interest expense and securitization costs totaled $22.4 million, a decrease of $2.1 million from $24.5 million in fiscal 2000. This net decrease is a result of lower debt levels, overall lower interest rates, and the interest rate benefit from expansion of the Company's receivables securitization. The Company reduced debt by $25.0 million during fiscal 2001, net of debt reduction due to the receivables securitization program.
     The Company recognized an income tax benefit at an effective tax rate of 9.6% for fiscal 2001 compared to an effective tax rate of 12.0% in fiscal 2000. The variation in rates was primarily attributable to the impact of non-tax deductible goodwill amortization. Excluding restructuring and other charges, the effective tax rate for fiscal 2001 was 45.2% for fiscal 2001, compared to 41.5% for fiscal 2000.

Comparison of Fiscal 2000 with Fiscal 1999
Net Sales
Sales for fiscal 2000 were $552.7 million, a 12% increase from sales of $493.1 million in fiscal 1999. The increase was driven by the incremental contribution from the Mack acquisition and by double-digit sales growth from the specialty packaging business. Adjusted for the acquisition of Mack, as well as the fiscal 2000 and 1999 divestitures, net sales rose to $365.6 million, a 4% increase from $350.5 million in the prior year.
     Publication Services net sales increased 40% to $450.1 million during fiscal 2000, from $321.3 million in 1999. This increase was primarily attributable to the acquisition of Mack and net sales growth in the STM journal services division, offset by a decline in special interest magazine sales. Adjusted for the acquisition of Mack, net sales totaled $278.6 million in fiscal 2000, a

1% increase over $276.0 million in fiscal 1999. The relatively flat level of sales resulted from higher than normal customer attrition in the first half of fiscal 2000.
     Other Services sales for fiscal 2000 totaled $102.6 million, as compared to $171.8 million in fiscal 1999. The decrease was primarily due to the impact of the divested operations. Excluding the impact of fiscal 2000 and 1999 divestitures, net sales for Other Services during fiscal 2000 increased 16.9% to $87.1 million, from $74.5 million in 1999. The Company's specialty packaging business recorded a 16.5% increase in sales for fiscal 2000. This increase was due primarily to the addition of new customers and expanded volume in existing accounts. The divested operations had sales of $15.5 million, and $97.3 million in fiscal 2000 and 1999, respectively.

Gross Profit
Gross profit margins increased to 19.6% for fiscal 2000, compared to 18.3% for fiscal 1999. The improvement in margins was primarily attributable to the inclusion of Mack for the entire year in fiscal 2000, savings resulting from restructuring actions, and higher plant utilization resulting from volume gains and improved plant efficiencies. Partially offsetting this increase were declines in margins for the specialty packaging and graphic solutions divisions due to excess capacity resulting from the sale of the Company's financial printing operations.

Selling and Administrative Expenses
Selling and administrative expenses declined to 11.9% of net sales in fiscal 2000 from 12.3% for fiscal 1999. This improvement was largely attributable to net sales growth, the favorable impact resulting from restructuring actions involving the integration of Mack, the divestiture of certain marketing businesses, continued cost containment, and reduced corporate overhead costs. Partially offsetting these benefits was higher goodwill amortization expense related to the Mack acquisition.

Restructuring and Other Charges
In fiscal 2000, the Company recorded restructuring and other charges totaling $36.5 million ($26.7 million net of taxes). In fiscal 1999, the Company sold its Charlotte-based financial communications product line and its custom publishing product line. The two sales resulted in a net pre-tax gain of $9.5 million.

Operating Income
The Company recorded operating income of $5.8 million for fiscal 2000 compared to $39.1 million in fiscal 1999. The decline in operating income was due primarily to two factors: (1) restructuring and other charges of $36.5 million recorded in fiscal 2000, and (2) a net gain of $9.5 million recorded in fiscal 1999 related to the divestiture of the Company's financial communications and custom publishing divisions. Adjusted for these one-time items, operating income rose 43% to $42.3 million, from $29.6 million in the prior year, due primarily to the full-year inclusion of Mack and the elimination of losses from the divested operations. Operating margins, before one-time items, improved to 7.7% of sales in fiscal 2000, compared to 6.0% of sales in fiscal 1999.

Interest Expense and Income Taxes
Interest expense increased $10.8 million for fiscal 2000 over 1999 due to higher debt levels resulting from the acquisition of Mack, along with higher interest rates on the Company's senior credit facility and senior subordinated notes issued in connection with the Mack acquisition. The Company reduced debt by $29.9 million during fiscal 2000, including the impact of the receivables securitization program. The effects of lower debt levels on interest expense were offset by higher short-term interest rates in fiscal 2000. In addition, the Company incurred costs of $1.5 million in fiscal 2000 under its receivables securitization program. These costs vary based on commercial paper rates plus a margin, providing a lower effective rate than that available under the Company's senior bank credit facility.
     The Company recognized an income tax benefit at an effective tax rate of 12.0% for fiscal 2000, compared to income tax expense at an effective rate of 39.2% for fiscal 1999. The variation in the effective tax rate is largely attributable to the non-tax deductibility of restructuring charges associated with the write-off of goodwill. Excluding the effects of restructuring and one-time charges, the effective tax rate was 41.5% and 39.1% for fiscal years 2000 and 1999, respectively.

Liquidity and Capital Resources
Operating Activities
Net cash provided by operating activities was $36.5 million for fiscal 2001, compared to $41.5 million for fiscal 2000. Included in cash provided by operating activities are pension plan payments of $5.8 million in 2001 and $2.0 million in 2000, and restructuring payments of $7.4 million and $8.8 million for each respective year. Additionally, in fiscal 2000 the Company received $2.6 million in proceeds from loans and death benefits on certain executive life insurance policies owned by the Company. Adjusted for pension plan payments, restructuring payments and the life insurance proceeds, net cash provided by operating activities remained level at $49.7 million in each of fiscal years 2001 and 2000.
     Net cash provided by operating activities was $41.5 million for fiscal 2000, as compared to $18.4 million for 1999, representing a $23.1 million increase in cash provided by operating activities. This increase was due to the full-year results of Mack included in fiscal 2000 results as well as an overall decrease in working capital requirements from fiscal 1999. This cash flow improvement was partially offset by an increase in cash restructuring outflows related to the fiscal 2000 restructuring plan, and by an increase in the required cash contribution to fund certain employee benefit plans.

Cadmus Communications Corporation and Subsidiaries
Management's Discussion and Analysis (continued)




Investing Activities
Net cash used in investing activities totaled $13.0 million in fiscal 2001. Capital expenditures were $15.9 million and included investments in digital prepress equipment, manufacturing equipment, and new business and manufacturing systems. Partially offsetting these expenditures was $3.4 million in proceeds from the sale of the Company's former POP manufacturing facility in Atlanta and the sale of certain manufacturing equipment. During fiscal 2001, the Company made a $3.1 million strategic investment in Xyvision Enterprise Solutions, Inc., a leading innovator and developer of XML content management and publishing software. The Company also realized net proceeds of $4.2 million related to the sale of its Dynamic Diagrams business. The Company estimates that capital expenditures for fiscal 2002 will total approximately $20 million.
     Net cash used in investing activities was $8.5 million for fiscal 2000. Capital expenditures totaled $16.5 million and included investments primarily in prepress and manufacturing equipment, and new business and manufacturing systems. Proceeds from the sale of property, plant and equipment totaled $5.5 million, and related primarily to the sale of a manufacturing facility and related equipment in the POP division. Net proceeds from the sale of the Charlotte-based marketing agency totaled $3.7 million.
     For fiscal 1999, net cash used in investing activities was $172.5 million. Acquisitions for the year totaled $188.8 million and primarily included the Company's purchase of Mack. Partially offsetting the impact of acquisitions was the receipt of net proceeds totaling $32.3 million from the sale of the financial communications and custom publishing divisions. Capital expenditures for fiscal 1999 were $18.5 million, and consisted primarily of investments in new presses and manufacturing equipment, and new business and manufacturing systems.

Financing Activities
Net cash used in financing activities was $26.8 million for fiscal 2001. Short-term borrowings and cash provided by operating activities were used to fund working capital requirements, to pay down $25.0 million in debt (including the impact of the securitization program), and to fund $1.8 million in dividend payments.
     On June 21, 2001, the Company entered into a $105.0 million amended and restated senior bank credit agreement with a group of seven banks. The amended revolving credit agreement amended and restated the Company's April 1, 1999, senior bank credit agreement which originally consisted of a $55.0 million, five-year amortizing term loan facility and a $145.0 million, five-year revolving credit facility. The amended and restated senior bank credit facility agreement, which limits the Company's revolving credit availability to $78.0 million, can be increased to $105.0 million with the approval of banks having at least two-thirds of the aggregate commitment. The facility is secured by substantially all of the Company's real, personal, and mixed property, is jointly and severally guaranteed by each of the Company's present and future significant subsidiaries, and is secured by a pledge of the capital stock of present and future significant subsidiaries.
     The amended and restated senior bank credit facility will terminate on March 31, 2004. The original term loan facility under the senior bank credit facility was to amortize in scheduled quarterly installments beginning in June 1999 and maturing on March 31, 2004. During the year ended June 30, 2000, the Company repaid the outstanding balance of the term loan facility in full with proceeds from the asset securitization program (see Note 8 to Consolidated Financial Statements).
     At June 30, 2001 and 2000, approximately $38.0 million and $44.3 million, respectively, of net accounts receivable had been sold under the accounts receivable securitization program and reflected as a reduction of accounts receivable.
     Net cash used in financing activities was $31.6 million for fiscal 2000. Short-term borrowings and cash provided by operating activities were used to fund working capital requirements, to pay down $29.9 million in debt (net of the securitization program), and to fund $1.8 million in dividend payments.
     Net cash provided by financing activities was $159.1 million for fiscal 1999. On April 1, 1999, in conjunction with the Mack acquisition, the Company entered into a $200.0 million senior bank credit agreement with a group of seven banks. The senior bank credit facility consisted of a $55.0 million, five-year amortizing term loan facility and a $145.0 million, five-year revolving credit facility. The proceeds from this agreement provided additional funding for the Mack acquisition and replaced an existing $160.0 million credit agreement, which consisted of a $40.0 million term loan facility and a $120.0 million revolving credit facility, entered into in October 1996. Initial borrowings under this new facility totaled $155 million. Of this amount, approximately $66 million was used to finance the purchase price of Mack, with the remainder used to pay off borrowings under the former senior credit facility and to pay up-front costs associated with the financing of Mack. These up-front costs included $7.4 million in costs related to the refinancing of the credit facility, issuance of the bridge notes, and issuance of the senior subordinated notes, and $2.1 million in interest rate swap settlement charges. The remainder of the Mack purchase was financed with proceeds from the issuance of $110.0 million in bridge financing notes, $6.4 million of junior subordinated notes, and approximately 1.2 million shares of the Company's common stock. On June 1, 1999, the Company redeemed the bridge notes with the proceeds from the sale of $125.0 million of senior subordinated notes. Additional uses of funds in fiscal 1999 included the repurchase of shares of common stock for $3.9 million, and dividend payments of $1.6 million.

     Total debt at June 30, 2001, was $183.0 million, down from $201.7 million at June 30, 2000. The Company's debt-to-total capital ratio was 62.6% at June 30, 2001, down from 63.1% at June 30, 2000, primarily due to the reduction in overall debt levels offset by the impact on equity resulting from restructuring charges recognized in fiscal 2001.
     The primary cash requirements of the Company are for debt service, capital expenditures, and working capital. The primary sources of liquidity will be cash flow provided by operations and unused capacity under its senior credit and receivables securitization facilities. The Company believes that these sources will provide sufficient liquidity and capital resources to meet its anticipated debt service requirements, capital expenditures, and working capital requirements. The future operating performance and the ability to service or refinance the Company's debt depends on the ability to implement the business strategy and on general economic, financial, competitive, legislative, regulatory, and other factors, many of which are beyond the control of the Company.

Market Risk
At July 1, 2000, the Company had two fixed-to-floating interest rate swap agreements which, when adjusted to fair value, resulted in a gain of $0.8 million in the first quarter of fiscal 2001. In the second quarter of fiscal 2001, the Company recorded an additional gain of $0.7 million to adjust to fair value. The Company terminated all of its interest rate swap agreements in the second quarter of fiscal 2001. Additional information on the Company's hedging arrangements is provided in Note 7 to Consolidated Financial Statements.

"Safe Harbor" Statement under the Private Securities Litigation Reform Act of 1995: Information in the previous discussion relating to Cadmus' future prospects and performance are "forward-looking statements" and, as such, are subject to risks and uncertainties that could cause actual results to differ materially. Potential risks and uncertainties include but are not limited to:
(1) the overall economic environment in North America, (2) the ability of the Company to develop and market new capabilities and services to take advantage of changes in the STM journals publishing process and the Company's content management business, (3) continuing competitive pricing in the markets in which the Company competes, (4) the gain or loss of significant customers or the decrease in demand from existing customers, (5) the ability of the Company to continue to obtain improved efficiencies and lower overall production costs, (6) changes in the Company's product sales mix, (7) the impact of industry consolidation among key customers, (8) the ability to successfully complete certain consolidation initiatives and effect other restructuring actions, and
(9) the ability of the Company to operate profitably and effectively with high levels of indebtedness. The information included in this release is representative only on the date hereof, and the Company undertakes no obligation to update any forward-looking statements made.

Cadmus Communications Corporation and Subsidiaries
Selected Quarterly Data (unaudited)/(1)/


(In thousands, except per share data)                                        2001 Quarters Ended
--------------------------------------------------------------------------------------------------------------------------------
                                                   Sept 30               Dec 31                Mar 31             June 30
--------------------------------------------------------------------------------------------------------------------------------
Net sales (see Note 1)                            $ 128,742             $ 140,180             $ 135,617          $ 121,751
Gross profit                                         24,850                24,438                22,880             21,051
Net income (loss)                                     2,251                 1,860                (9,544)            (1,057)
Per share data:/(2)/
   Net income (loss)                                    .25                   .21                 (1.07)              (.12)
   Cash dividends                                       .05                   .05                   .05                .05
Operating data, before one-time items:/(3)/
   Operating income                                  10,524                10,552                 7,030              6,971
   Income                                             2,694                 2,824                   504                953
   EBITDA/(4)/                                       17,202                17,102                13,674             13,293
   Free cash flow/(5)/                                2,333                (2,385)               13,231             11,529
   Income per share/(2)/                                .30                   .32                   .06                .11
   EBITDA per share/(4)/                               1.92                  1.91                  1.53               1.49

Stock market price data:
   High                                           $   9.875             $   9.125             $  11.125          $  12.300
   Low                                                7.375                 5.500                 7.000              8.375
   Close                                              8.125                 9.125                10.625             11.110

                                                                             2000 Quarters Ended
--------------------------------------------------------------------------------------------------------------------------------
                                                   Sept 30               Dec 31                 Mar 31            June 30
--------------------------------------------------------------------------------------------------------------------------------
Net sales (see Note 1)                            $ 138,929             $ 146,322             $ 135,533          $ 131,908
Gross profit                                         26,060                28,456                27,708             26,164
Net income (loss)                                   (12,633)               (7,269)                1,849              2,043
Per share data:/(2)/
   Net income (loss)                                  (1.40)                (0.81)                  .21                .23
   Cash dividends                                       .05                   .05                   .05                .05
Operating data, before one-time items:/(3)/
   Operating income                                   8,513                11,001                11,301             11,502
   Income                                             1,512                 2,680                 3,246              3,294
   EBITDA/(4)/                                       15,540                17,123                18,122             18,096
   Free cash flow/(5)/                               12,736               (2,270)                16,224              4,130
   Income per share/(2)/                                .17                   .30                   .36                .37
   EBITDA per share/(4)/                               1.72                  1.90                  2.02               2.02

Stock market price data:
   High                                           $  15.000             $  12.750             $  10.125          $  10.875
   Low                                                8.000                 6.125                 6.375              6.750
   Close                                             11.125                 8.500                 8.875              9.750
--------------------------------------------------------------------------------------------------------------------------------

(1) Certain reclassifications were made to prior years' amounts to conform to current year presentation. See Note 1 to Consolidated Financial Statements.
(2) Income per share data assumes dilution.
(3) Excludes the effects of restructuring and other charges of $19.9 million ($13.5 million net of tax) and $36.5 million ($26.7 million net of tax) in fiscal 2001 and 2000, respectively.
(4) Earnings before interest, taxes, depreciation, amortization and securitization costs.
(5) Net cash flow before financing activities, exclusive of restructuring related items, business acquisitions, and business divestitures.

Cadmus Communications Corporation and Subsidiaries
Consolidated Statements of Operations


(In thousands, except per share data)                                                    Years Ended June 30
--------------------------------------------------------------------------------------------------------------------------------
                                                                           2001                 2000                  1999
--------------------------------------------------------------------------------------------------------------------------------
Net sales (Note 1)                                                     $  526,290           $  552,692          $ 493,074
--------------------------------------------------------------------------------------------------------------------------------
Operating expenses:
     Cost of sales (Note 1)                                               433,071              444,304            402,998
     Selling and administrative                                            58,142               66,071             60,425
     Restructuring and other charges                                       19,905               36,544                 --
     Net gain on divestitures                                                  --                   --             (9,521)
--------------------------------------------------------------------------------------------------------------------------------
                                                                          511,118              546,919            453,902
--------------------------------------------------------------------------------------------------------------------------------
Operating income                                                           15,172                5,773             39,172
--------------------------------------------------------------------------------------------------------------------------------
Interest and other expenses:
     Interest                                                              19,666               23,002             12,204
     Securitization costs (Note 8)                                          2,748                1,489                 --
     Interest rate swap settlement charges (Note 7)                            --                   --              2,101
     Other, net                                                               (65)                (517)               811
--------------------------------------------------------------------------------------------------------------------------------
                                                                           22,349               23,974             15,116
--------------------------------------------------------------------------------------------------------------------------------
Income (loss) before income taxes and extraordinary item                   (7,177)             (18,201)            24,056
Income tax expense (benefit)                                                 (687)              (2,191)             9,414
--------------------------------------------------------------------------------------------------------------------------------
Income (loss) before extraordinary item                                    (6,490)             (16,010)            14,642
Extraordinary loss on early extinguishment
 of debt (net of income tax benefit of $574)                                   --                   --                929
--------------------------------------------------------------------------------------------------------------------------------
Net income (loss)                                                      $   (6,490)          $  (16,010)         $  13,713
--------------------------------------------------------------------------------------------------------------------------------

Earnings per share - basic:
     Income (loss) before extraordinary item                           $     (.73)          $    (1.78)         $    1.79
     Extraordinary loss on early extinguishment of debt                        --                   --               (.11)
--------------------------------------------------------------------------------------------------------------------------------
Net income (loss)                                                      $     (.73)          $    (1.78)         $    1.68
--------------------------------------------------------------------------------------------------------------------------------
Weighted-average common shares outstanding                                  8,938                8,990              8,156
--------------------------------------------------------------------------------------------------------------------------------

Earnings per share - diluted:
     Income (loss) before extraordinary item                           $     (.73)          $    (1.78)         $    1.76
     Extraordinary loss on early extinguishment of debt                        --                   --               (.11)
--------------------------------------------------------------------------------------------------------------------------------
Net income (loss)                                                      $     (.73)          $    (1.78)         $    1.65
================================================================================================================================
Weighted-average common shares outstanding, assuming dilution               8,938                8,990              8,336
================================================================================================================================

See accompanying Notes to Consolidated Financial Statements

Cadmus Communications Corporation and Subsidiaries
Consolidated Balance Sheets

(In thousands, except share data)                                                                        At June 30
---------------------------------------------------------------------------------------------------------------------------------
                                                                                                2001                    2000
---------------------------------------------------------------------------------------------------------------------------------
ASSETS
---------------------------------------------------------------------------------------------------------------------------------
Current assets:
   Cash and cash equivalents                                                               $       3,130            $       6,411
   Accounts receivable, less allowance for doubtful
     accounts ($1,741 in 2001 and $2,347 in 2000) (Note 8)                                        33,662                   31,992
   Inventories                                                                                    24,863                   25,297
   Deferred income taxes                                                                           5,690                    4,882
   Prepaid expenses and other                                                                      5,922                    7,926
---------------------------------------------------------------------------------------------------------------------------------
     Total current assets                                                                         73,267                   76,508
---------------------------------------------------------------------------------------------------------------------------------
Property, plant and equipment, net                                                               138,002                  150,979
Goodwill and other intangibles, net                                                              172,436                  182,823
Other assets                                                                                      13,723                   12,874
---------------------------------------------------------------------------------------------------------------------------------
TOTAL ASSETS                                                                               $     397,428            $     423,184
---------------------------------------------------------------------------------------------------------------------------------

LIABILITIES AND SHAREHOLDERS' EQUITY
---------------------------------------------------------------------------------------------------------------------------------
Current liabilities:
   Current maturities of long-term debt                                                    $       2,572            $         118
   Accounts payable                                                                               28,021                   28,467
   Accrued expenses and other current liabilities                                                 32,580                   34,490
   Restructuring reserve                                                                           6,253                    2,704
---------------------------------------------------------------------------------------------------------------------------------
     Total current liabilities                                                                    69,426                   65,779
---------------------------------------------------------------------------------------------------------------------------------
Long-term debt, less current maturities                                                          180,415                  201,587
Other long-term liabilities                                                                       29,823                   30,750
Deferred income taxes                                                                              8,206                    7,126
---------------------------------------------------------------------------------------------------------------------------------
     Total liabilities                                                                           287,870                  305,242
---------------------------------------------------------------------------------------------------------------------------------
Shareholders' equity:
   Common stock ($.50 par value; authorized shares-16,000,000;
     issued and outstanding shares - 8,938,000 in 2001 and 2000)                                   4,469                    4,469
   Capital in excess of par value                                                                 67,363                   67,363
   Retained earnings                                                                              38,319                   46,598
   Accumulated other comprehensive loss                                                             (593)                    (488)
---------------------------------------------------------------------------------------------------------------------------------
     Total shareholders' equity                                                                  109,558                  117,942
---------------------------------------------------------------------------------------------------------------------------------
TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY                                                 $     397,428            $     423,184
---------------------------------------------------------------------------------------------------------------------------------

See accompanying Notes to Consolidated Financial Statements

Cadmus Communications Corporation and Subsidiaries
Consolidated Statements of Cash Flows

(In thousands)                                                                                  Years Ended June 30
-----------------------------------------------------------------------------------------------------------------------------------
                                                                                    2001                2000                1999
-----------------------------------------------------------------------------------------------------------------------------------
OPERATING ACTIVITIES
Net income (loss)                                                              $     (6,490)       $     (16,010)       $    13,713
Adjustments to reconcile net income (loss) to net
cash provided by operating activities:
   Extraordinary loss on early extinguishment of debt                                    --                   --                929
   Interest rate swap settlement charges                                                 --                   --              2,101
   Depreciation and amortization                                                     26,129               26,047             20,995
   Restructuring and other charges                                                   19,905               36,544                 --
   Net gain on divestitures                                                              --                   --             (9,521)
   Other, net                                                                         1,306                 (857)             2,137
-----------------------------------------------------------------------------------------------------------------------------------
                                                                                     40,850               45,724             30,354
-----------------------------------------------------------------------------------------------------------------------------------
Changes in operating assets and liabilities, excluding
debt and effects of acquisitions:
   Accounts receivable, excluding effects of securitization                           3,598               12,536             (5,892)
   Inventories                                                                          (29)               4,513              1,988
   Accounts payable and accrued expenses                                              2,086              (15,522)            (6,023)
   Restructuring reserve (due to cash payments)                                      (7,401)              (8,815)            (2,071)
   Other current assets                                                               1,827                2,419                530
   Other long-term liabilities (due to pension plan payments)                        (5,795)              (2,021)            (1,277)
   Other, net                                                                         1,355                2,692                766
-----------------------------------------------------------------------------------------------------------------------------------
                                                                                     (4,359)              (4,198)           (11,979)
-----------------------------------------------------------------------------------------------------------------------------------
   Net cash provided by operating activities                                         36,491               41,526             18,375
-----------------------------------------------------------------------------------------------------------------------------------
INVESTING ACTIVITIES
Purchases of property, plant and equipment                                          (15,911)             (16,484)           (18,506)
Proceeds from sales of property, plant and equipment                                  3,355                5,495              2,426
Payments for businesses acquired                                                         --                   --           (188,834)
Investment in unconsolidated businesses                                              (3,132)                  --                 --
Net proceeds from sale of divested businesses                                         4,207                3,683             32,320
Other, net                                                                           (1,484)              (1,242)               140
-----------------------------------------------------------------------------------------------------------------------------------
   Net cash used in investing activities                                            (12,965)              (8,548)          (172,454)
-----------------------------------------------------------------------------------------------------------------------------------
FINANCING ACTIVITIES
Proceeds from (repayment of) short-term borrowings, net                                  --                   --             (2,100)
Proceeds from (net payments on) receivables securitization program                   (6,300)              44,300                 --
Proceeds from long-term borrowings                                                       --                   --             61,415
Proceeds from long-term revolving credit facility                                        --                   --            100,000
Proceeds from bridge loans                                                               --                   --            110,000
Repayment of long-term borrowings                                                      (118)              (1,424)           (38,692)
Repayment of long-term revolving credit facility                                    (18,600)             (71,150)           (71,500)
Proceeds from issuance of senior subordinated notes                                      --                   --            125,000
Repayment of bridge loans                                                                --                   --           (110,000)
Repayment of tax-exempt bonds                                                            --               (1,600)                --
Financing costs paid                                                                     --                   --             (7,407)
Interest rate swap settlement charges                                                    --                   --             (2,101)
Dividends paid                                                                       (1,789)              (1,795)            (1,633)
Repurchase and retirement of common stock                                                --                   --             (3,864)
Proceeds from exercise of stock options                                                  --                   34                 29
-----------------------------------------------------------------------------------------------------------------------------------
   Net cash provided by (used in) financing activities                              (26,807)             (31,635)           159,147
-----------------------------------------------------------------------------------------------------------------------------------
Increase (decrease) in cash and cash equivalents                                     (3,281)               1,343              5,068
Cash and cash equivalents at beginning of year                                        6,411                5,068                 --
-----------------------------------------------------------------------------------------------------------------------------------
Cash and cash equivalents at end of year                                       $      3,130        $       6,411    $         5,068
-----------------------------------------------------------------------------------------------------------------------------------

See accompanying Notes to Consolidated Financial Statements

Cadmus Communications Corporation and Subsidiaries
Consolidated Statements of Shareholders' Equity

                                                                                                Accumulated
                                              Common Stock          Capital in                     Other
                                                          Par       Excess of      Retained     Comprehensive
(In thousands)                               Shares      Value      Par Value      Earnings     Income (Loss)       Total
------------------------------------------------------------------------------------------------------------------------------
Balance at June 30, 1998                      7,921     $  3,961     $  53,532     $   52,323    $        --      $  109,816
Net income                                       --           --            --         13,713             --          13,713
Change in minimum pension liability
     net of $235 in deferred taxes               --           --            --             --           (376)           (376)
                                                                                                                  ----------
        Comprehensive income                                                                                          13,337
                                                                                                                  ----------
Cash dividends - $.20 per share                  --           --            --         (1,633)            --          (1,633)
Repurchase and retirement
   of common stock                             (201)        (101)       (3,763)            --             --          (3,864)
Issuance of common stock for
   business acquisitions                      1,288          644        18,204             --             --          18,848
Net shares issued upon exercise
   of stock options                               3            1            28             --             --              29
------------------------------------------------------------------------------------------------------------------------------
Balance at June 30, 1999                      9,011        4,505        68,001         64,403           (376)        136,533
Net loss                                         --           --            --        (16,010)            --         (16,010)
Change in minimum pension liability
   net of $112 in deferred taxes                 --           --            --             --           (112)           (112)
                                                                                                                  ----------
        Comprehensive loss                                                                                           (16,122)
                                                                                                                  ----------
Cash dividends - $.20 per share                  --           --            --         (1,795)            --          (1,795)
Retirement of common stock                      (76)         (38)         (670)            --             --            (708)
Net shares issued upon exercise
   of stock options                               3            2            32             --             --              34
------------------------------------------------------------------------------------------------------------------------------
Balance at June 30, 2000                      8,938        4,469        67,363         46,598           (488)        117,942
Net loss                                         --           --            --         (6,490)            --          (6,490)
Change in minimum pension liability,
   net of $55 in deferred taxes                  --           --            --             --           (105)           (105)
                                                                                                                  ----------
        Comprehensive loss                                                                                            (6,595)
                                                                                                                  ----------
Cash dividends - $.20 per share                  --           --            --         (1,789)            --          (1,789)
------------------------------------------------------------------------------------------------------------------------------
Balance at June 30, 2001                      8,938     $  4,469     $  67,363     $   38,319    $      (593)     $  109,558
==============================================================================================================================

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

Nature of Operations. Headquartered in Richmond, Virginia, Cadmus Communications Corporation provides integrated graphic communications services to professional publishers, not-for-profit societies, and corporations. The Company is focused around its core Publication Services business, which provides products and services to both not-for-profit and commercial publishers in three primary product lines: STM journals, special interest and trade magazines, and books and directories. Publication Services provides a full range of content management, editorial, prepress, printing, reprinting, warehousing and distribution services under the division names of Cadmus Professional Communications, CadmusMack, and Port City Press. In addition to its core business, the Company provides high quality specialty packaging, assembly, fulfillment and distribution, as well as creative marketing services. Cadmus is the largest provider of content management and production services to STM journal publishers in the world, the fourth largest publications printer in North America, and a leading national provider of specialty packaging products and services.

Cash and Cash Equivalents. Cash and cash equivalents include all cash balances and highly liquid investments with an original maturity of three months or less.

Revenue Recognition. Substantially all products are produced to customer specifications. The Company recognizes revenue when service projects are completed or products are shipped.

Shipping and Handling Fees. In July 2000, the Emerging Issues Task Force ("EITF") of the Financial Accounting Standards Board reached a consensus on Issue 00-10, "Accounting for Shipping and Handling Fees and Costs." EITF 00-10 requires companies to classify as revenues any shipping and handling fees billed to customers. Previously, shipping and postage revenues and shipping and postage expenses were included in cost of sales. All periods presented in the Consolidated Statements of Operations have been reclassified to conform to the current year presentation. The adoption of this standard increased net sales and cost of sales by approximately $53.2 million, $56.4 million and $50.0 million for 2001, 2000 and 1999, respectively.

Inventories. Inventories are valued at the lower of cost, as determined using the first-in, first-out method, or market.

Property, Plant, and Equipment. Property, plant, and equipment is stated at cost, net of accumulated depreciation. Major renewals and improvements are capitalized, whereas ordinary maintenance and repair costs are expensed as incurred. Gains or losses on disposition of assets are reflected in earnings and the related asset costs and accumulated depreciation are removed from the respective accounts. Depreciation is calculated by the straight-line method based on useful lives of 30 years for buildings and improvements, and 3-to-10 years for machinery, equipment and fixtures.

Goodwill. The Company amortizes costs in excess of fair value of net assets of businesses acquired using the straight-line method over a period not to exceed 40 years. Recoverability is reviewed annually or sooner if events or changes in circumstances indicate that the carrying amount may exceed fair value. If recoverability is deemed to be potentially impaired, recoverability is then determined by comparing the undiscounted net cash flows of the assets to which the goodwill applies to the net book value including goodwill of those assets. Accumulated amortization at June 30, 2001 and 2000, was $11.6 million and $10.5 million, respectively. Amortization expense was $5.1 million, $5.3 million, and $2.9 million for fiscal years 2001, 2000, and 1999, respectively.
     On June 30, 2001, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards ("SFAS") No. 142 "Goodwill and Other Intangible Assets" which significantly changed the accounting for goodwill and intangible assets. SFAS No. 142 requires the following:

   . Goodwill is no longer amortized over its estimated useful life. Rather, goodwill will be subject to at least an annual assessment for impairment by applying a fair-value-based test. Annual goodwill impairment losses will be classified as a component of income from continuing operations.
   . Acquired intangible assets should be separately recognized if the benefit of the intangible asset is obtained through contractual or other legal rights, or if the intangible asset can be sold, transferred, licensed, rented, or exchanged, regardless of the acquirer's intent to do so. A recognized intangible asset shall be amortized over its useful life.
     The Company is currently evaluating the impact of adopting the new pronouncement effective July 1, 2001. Impairment losses, if any, recognized as a result of the transitional goodwill impairment test will be recognized as the effect of a change in accounting principle.

Earnings Per Share. Basic earnings per share is computed on the basis of weighted-average common shares outstanding. Diluted earnings per share is computed on the basis of weighted-average common shares outstanding plus common shares contingently issuable upon the exercise of dilutive stock options. Incremental shares for dilutive stock options, computed under the treasury stock method, were 0 in fiscal 2001 and 2000, and 180,000 in fiscal 1999.

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

Cadmus Communications Corporation and Subsidiaries
Notes to Consolidated Financial Statements (continued)


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

2. RESTRUCTURING AND OTHER CHARGES
Fiscal 2001 Restructuring. The Company recorded restructuring and other charges totaling $19.9 million ( $13.5 million net of taxes) in fiscal 2001. These charges related to the consolidation of the Company's Atlanta-based technology-related logistics operations, the consolidation of two Richmond-based commercial and magazine printing operations, the continued consolidation of duplicate facilities in the Publications Services segment, and other actions to reduce operating costs. Total restructuring and other costs consisted of asset write-downs of $5.5 million, the write-off of intangible assets related primarily to the Company's Atlanta-based packaging logistics operation totaling $4.0 million, involuntary termination costs of $3.7 million, contract termination costs of $3.4 million and other post-closure shutdown costs of $0.6 million. Involuntary termination costs relate to approximately 250 employees. Year to date restructuring and other charges for fiscal 2001 also included $2.7 million related to the final settlement of certain post-closing contingencies and other facility closure costs associated with the sale of the Company's Dynamic Diagrams subsidiary. The Company expects these restructuring actions to be completed by mid-fiscal 2002.
     The $6.3 million restructuring reserve at June 30, 2001 is comprised of the following from the fiscal 2001 and fiscal 2000 restructuring actions: $2.3 million for involuntary termination costs for approximately 200 associates, $2.7 million for contract termination costs, and $1.3 million for other post closure shutdown costs. For the twelve-month period ended June 30, 2001, the Company made severance payments totaling $2.7 million to approximately 250 associates.

Fiscal 2000 Restructuring. During the first quarter of fiscal 2000, the Company adopted a restructuring plan intended to (1) effect additional planned synergies in connection with its April 1999 acquisition of the Mack Printing Group ("Mack"), and (2) focus the Company's resources on the markets within the Publication Services segment and the specialty packaging market. These actions included:
   . Closing the Atlanta-based Cadmus Point of Purchase ("POP") business unit in
     October 1999.
   . Integrating the workflows of two composition facilities in Lancaster,
     Pennsylvania.
   . Closing the Richmond-based marketing agency in July 1999, and divesting the
     Charlotte-based agency in September 1999.
   . Consolidating corporate functions and overhead, including eliminating certain overhead within the Publication Services segment and eliminating overhead costs associated with the former Marketing Communications group. The Company recorded restructuring charges totaling $34.1 million ($25.5 million net of taxes) in fiscal 2000. Total restructuring and other charges included the write-off of intangible assets related to the Company's POP business of $11.1 million, the write-off of redundant manufacturing software resulting from the integration of Mack of $6.2 million, a net gain from the closure and divestiture of the two marketing businesses of $0.7 million, asset write-downs of $8.5 million, involuntary termination costs of $5.3 million, contract termination costs of $3.2 million, and other post closure shutdown costs of $0.5 million. Involuntary termination costs related to approximately 220 associates located within the POP business, the former Professional Communications Group, and the corporate location. All fiscal 2000 restructuring actions are substantially complete. The remaining $1.3 million restructuring reserve balance for fiscal 2000 restructuring actions consists of $0.3 million for involuntary termination costs, $0.3 million for contract termination costs, and $0.7 million for other post closure shutdown costs.
     In May 2000, the Company announced the retirement of C. Stephenson Gillispie, Jr. as chairman, president and chief executive officer and as a director effective June 30, 2000. In connection with the announced retirement, the Company effected a retirement agreement with Mr. Gillispie. The agreement provided for salary continuation payments (including benefits), additional retirements, and certain health and welfare continuation benefits. In addition, under the terms of the agreement, all unexercised Cadmus stock options held by Mr. Gillispie, which totaled 244,200 shares at March 31, 2000, were cancelled. The agreement also provided for ongoing consultation by Mr. Gillispie and contains certain restrictive covenants which prohibit Mr. Gillispie from competing, either directly or indirectly, with the Company or becoming a party to any transaction which would effect a "change in control" of the Company. The Company recorded a special charge of $2.4 million in the fourth quarter of fiscal 2000 related to the items above.

3. ACQUISITIONS AND DIVESTITURES
2001 Divestitures. On September 29, 2000, the Company sold its Dynamic Diagrams division. Dynamic Diagrams provided web design and online content services to corporations and STM journal publishers. Net proceeds from the sale totaled approximately $4.2 million resulting in a pre-tax loss of $2.7 million.

1999 Acquisitions. On April 1, 1999, the Company purchased all of the outstanding stock of Melham Holdings, Inc. ("Melham"), a Delaware corporation. Melham's operating subsidiary was Mack Printing Company ("Mack"), a full-service printer that produced a wide variety of short- to medium-run magazines and journals generally for customers in the mid-Atlantic and northeast regions of the United States. The Company financed the purchase with $66.0 million of senior bank debt, $70.0 million in bridge financing notes issued to the prior owners of Melham, $40.0 million in bridge financing notes issued to two banks, $6.4 million of junior subordinated notes, and approximately 1.2 million shares of the Company's common stock (then valued at approximately $16.3 million). The Company redeemed the bridge notes with $110.0 million of the proceeds from the sale of $125.0 million of senior subordinated notes on June 1, 1999. Mack, based in Easton, Pennsylvania, has three production facilities in Pennsylvania and one in Maryland (see Note 7).
     The acquisition of Mack was accounted for under the purchase method, and accordingly, the costs of the acquisition were allocated to the assets acquired and liabilities assumed based on their respective fair values. Goodwill of $150.8 million is being amortized by the straight-line method over 40 years. The results of operations of Mack have been included in the Company's consolidated results of operations since the date of acquisition.
     The unaudited consolidated results of operations on a pro forma basis, as though Mack had been acquired as of the beginning of fiscal year 1999, are as follows:

-------------------------------------------------------------------------
(In thousands, except per share data)                            1999
-------------------------------------------------------------------------
Net sales                                                     $ 610,941
Income before extraordinary item                                 14,804
Net income                                                       13,875
Earnings per share, assuming dilution:
   Income before extraordinary item                           $    1.61
   Net income                                                      1.51
-------------------------------------------------------------------------

     In October 1998, the Company acquired the assets of Beacon Press which included printing presses, as well as electronic prepress and bindery equipment. In February 1999, the Company acquired Dynamic Diagrams, Inc., a Web information architecture firm, which developed visual site mapping, and graphically designed sites for customers. In February 1999, the Company acquired certain equipment and inventory, and assumed certain leases from Imagelink, Inc., a provider of prepress services to the point of purchase operation. The Company paid $5.8 million for these acquisitions, consisting of approximately $5.2 million in cash and 33,000 shares of the Company's common stock.

1999 Divestitures. On March 1, 1999, the Company sold its Charlotte-based financial communications product line to R.R. Donnelley & Sons for a net purchase price of $32.3 million. The sale included all of Cadmus Financial Communications' assets and operations connected with marketing, selling, and distributing mutual fund, shareholder and other SEC-related communication services. The assets sold included certain receivables, inventory, and machinery and equipment which were specific to the business of marketing, selling, and distributing financial printing services, mutual fund printing services, shareholder communications printing services, and activities related thereto. The sale resulted in a pretax gain of $12.3 million. On February 26, 1999, the Company sold its Custom Publishing business to a Boston-based relationship marketing company owned by the former president of Custom Publishing. In connection with this sale, the Company recorded a net pretax loss of $2.8 million.

4. INVENTORIES
Inventories as of June 30, 2001 and 2000, consisted of the following:

-------------------------------------------------------------------------
(In thousands)                                2001          2000
-------------------------------------------------------------------------
Raw materials and supplies                 $   9,772     $   9,171
Work in process                               13,613        14,894
Finished goods                                 1,478         1,232
-------------------------------------------------------------------------
Inventories                                $  24,863     $  25,297
-------------------------------------------------------------------------

5. PROPERTY, PLANT, AND EQUIPMENT
Property, plant, and equipment as of June 30, 2001 and 2000, consisted of the following:

-------------------------------------------------------------------------
(In thousands)                                 2001        2000
-------------------------------------------------------------------------
Land and improvements                      $   6,961     $   7,252
Buildings and improvements                    55,437        57,686
Machinery, equipment and fixtures            205,267       209,802
-------------------------------------------------------------------------
Total property, plant and equipment          267,665       274,740
Less: Accumulated depreciation               129,663       123,761
-------------------------------------------------------------------------
Property, plant and equipment, net         $ 138,002     $ 150,979
-------------------------------------------------------------------------

     As of June 30, 2001, the Company had granted liens on and security interests in substantially all of the Company's real, personal, and mixed property in connection with its senior bank credit facility.
     The Company leases office, production, and storage space, and equipment under various noncancelable operating leases. A number of leases contain renewal options and some contain purchase options. Certain leases require the Company to pay utilities, taxes, and other operating expenses. Future minimum rental payments required under operating leases that have initial or remaining noncancelable lease terms as of June 30, 2001 are as follows: 2002 - $7.3 million; 2003 - $5.7 million; 2004 - $4.8 million; 2005 - $4.1 million; 2006 -
$3.3 million and thereafter -$15.0 million.
     Total rental expense charged to operations was $7.8 million, $7.8 million, and $6.8 million, in fiscal 2001, 2000, and 1999, respectively. Substantially all such rental expense represented the minimum rental payments under operating leases.

Cadmus Communications Corporation and Subsidiaries
Notes to Consolidated Financial Statements (continued)



     Depreciation expense was $21.1 million, $20.8 million, $18.1 million, for fiscal 2001, 2000, and 1999, respectively. Commitments outstanding for capital expenditures at June 30, 2001, totaled $4.8 million.

6. OTHER BALANCE SHEET INFORMATION
Accrued expenses and other liabilities at June 30, 2001 included $14.3 in accrued compensation expense. Accrued expenses and other liabilities at June 30, 2000 included $12.0 in accrued compensation expense and $5.0 million in accrued pension liability currently payable.
     Other long-term liabilities consist principally of amounts recorded under deferred compensation arrangements with certain executive officers and other employees and amounts recorded under the pension and other postretirement benefit plans (see Note 10).

7. DEBT
Long-term debt at June 30, 2001 and 2000 consisted of the following:

-----------------------------------------------------------------------------
(In thousands)                                       2001             2000
-----------------------------------------------------------------------------
Senior Bank Credit Facility:
   Revolving credit facility,
   weighted-average
     interest rate of 8.91%                        $  49,000       $   67,600
9.75% Senior Subordinated Notes,
   due 2009                                          125,000          125,000
11.5% Subordinated Promissory Notes,
   due 2010                                            6,415            6,415
Mortgage payable, 10%, due 2002                        2,572            2,608
Other                                                     --               82
-----------------------------------------------------------------------------
Total long-term debt                                 182,987          201,705
Less: Current maturities of long-term debt             2,572              118
-----------------------------------------------------------------------------
Long-term debt                                     $ 180,415       $  201,587
-----------------------------------------------------------------------------

Senior Bank Credit Facility. On June 21, 2001, the Company entered into a $105.0 million amended and restated senior bank credit agreement with a group of seven banks. The amended revolving credit agreement amended and restated the Company's April 1, 1999, senior bank credit agreement which originally consisted of a $55.0 million, five-year amortizing term loan facility, and a $145.0 million, five-year revolving credit facility. The amended and restated senior bank credit facility agreement, which limits the Company's revolving credit availability to $78.0 million, can be increased to $105.0 million with the approval of banks having at least two-thirds of the aggregate commitment. The facility is secured by substantially all of the Company's real, personal and mixed property, is jointly and severally guaranteed by each of the Company's present and future significant subsidiaries, and is secured by a pledge of the capital stock of present and future significant subsidiaries.

     A summary of the interest rate spreads and commitment fees for the amended and restated $105.0 million senior bank credit facility follows.

--------------------------------------------------------------------------------
Interest Rate Spreads:
   LIBOR Loans                                                   1.750% - 3.250%
   Prime Rate Loans                                              0.250% - 1.250%
Commitment Fee Rate                                              0.375% - 0.625%
--------------------------------------------------------------------------------

     Applicable interest rate spreads paid by the Company will fluctuate, within the ranges above, based upon the Company's performance as measured by the total debt-to-EBITDA ratio.
     The amended and restated senior bank credit facility will terminate on March 31, 2004. The original term loan facility under the senior bank credit facility was to amortize in scheduled quarterly installments beginning in June 1999 and maturing on March 31, 2004. During the year ended June 30, 2000, the Company repaid the outstanding balance of the term loan facility in full with proceeds from the asset securitization program (see Note 8). Interest rates under the senior bank credit facility are a function of either LIBOR or prime rate. The senior bank credit facility requires the Company to pay unused commitment fees with respect to the revolving credit facility. The unused commitment fee rate is determined by reference to a total debt-to-EBITDA (earnings before interest, taxes, depreciation and amortization) ratio.
     The senior bank credit facility contains certain covenants regarding the ratio of debt-to-EBITDA, fixed charge coverage and net worth, and contains other restrictions, including limitations of additional borrowings, and the acquisition, disposition and securitization of assets. The Company was in compliance with all covenants under this facility at June 30, 2001.
     The expenses related to the issuance of debt are capitalized and amortized to interest expense over the lives of the related debt. During fiscal 1999, the Company wrote off deferred financing costs of approximately $0.4 million in the fourth quarter of fiscal 1999 that had been capitalized in connection with a former bank credit facility. The write-off was included in the extraordinary item in the Consolidated Statements of Operations.

Senior Subordinated Notes. On June 1, 1999, the Company issued senior subordinated notes in the aggregate principal amount of $125.0 million. Interest is payable semi-annually on June 1 and December 1 of each year at an annual rate of 9.75%. The senior subordinated notes have no required principal payments prior to maturity on June 1, 2009. The notes constitute unsecured senior subordinated obligations of the Company. The Company can redeem the senior subordinated notes, in whole or in part, on or after June 1, 2004, at redemption prices which range from 100% to 104.875%, plus accrued and unpaid interest. In addition, prior to June 1, 2002, the Company can redeem up to 35% of the senior subordinated notes at 109.75% of the principal amount thereof, plus accrued and unpaid interest, with the net cash proceeds from certain common stock offerings. Each holder of the senior subordinated notes has the right to require the Company to repurchase the notes at a purchase price of 101% of the principal amount, plus accrued and unpaid interest thereon, upon the occurrence of certain events constituting a change of control of the Company.
     The net proceeds of the senior subordinated notes were used to repay $110.0 million of bridge financing notes issued on April 1, 1999, in conjunction with the Company's purchase of Mack Printing, with the balance of the proceeds repaying revolving bank borrowings under the senior bank credit facility. The senior bank credit facility repayments did not permanently reduce the commitments thereunder. The $110.0 million of bridge financing notes consisted of $70.0 million in bridge financing notes issued to the sellers of Mack, and $40.0 million in bridge financing notes issued to two financial institutions. The bridge financing notes, which were issued on April 1, 1999, and repaid on June 1, 1999, had a 10-year term with interest based on LIBOR. The repayment of the bridge financing notes resulted in the write-off of deferred financing costs of approximately $1.1 million in the fourth quarter of fiscal 1999. The write-off has been included in the extraordinary item in the Consolidated Statements of Operations.
     The senior subordinated notes contain certain covenants regarding the ratio of EBITDA-to-interest expense and contain other restrictions, including limitations of additional borrowings, and the acquisition, disposition, and securitization of assets. The Company was in compliance with all covenants under the senior subordinated note indenture at June 30, 2001.

Subordinated Promissory Notes. On April 1, 1999, in conjunction with the Mack acquisition, the Company issued subordinated promissory notes in the aggregate principal amount of $6.4 million to the sellers of Mack. Interest is payable monthly on the first day of each month at an annual rate of 11.5%. The subordinated promissory notes have no required principal payments prior to maturity on March 31, 2010. The notes are subordinated in right of payment to the prior payment in full in cash of all of the Company's senior and senior subordinated debt.
     The Company can redeem the subordinated promissory notes, in whole or in part, on or after March 31, 2004, at 100% of the principal amount thereof, plus accrued interest thereon. Upon the occurrence of certain events constituting a change of control of the Company, the Company must first satisfy the obligations under the provisions of the senior debt agreements and then may repurchase the subordinated promissory notes at a purchase price of 100% of the principal amount, plus accrued interest thereon.

Other Disclosures. The fair value of long-term debt as of June 30, 2001 and 2000 was $175.2 million and $190.5 million, respectively
     Maturities of long-term debt are as follows: 2002- $2.6 million; 2003 -$0.0 million; 2004 - $49.0 million; 2005 - $0.0 million; 2006 - $0.0; thereafter -
$131.4 million. As of June 30, 2001, the Company had granted liens on and security interests in substantially all of the Company's real, personal, and mixed property in connection with its senior bank credit facility. As of June 30, 2000, the net book value of all encumbered properties totaled $4.0 million.
     The Company incurred interest expense of $19.9 million, $23.2 million, and $12.5 million for fiscal 2001, 2000, and 1999, respectively, of which $0.2 million for 2001, $0.2 million for 2000, and $0.3 million for 1999 were capitalized. In addition, for fiscal 1999, the Company incurred and paid $2.1 million in termination fees on certain interest rate swap agreements discussed below. Interest paid, net of amounts capitalized, totaled $19.1 million, $23.2 million, and $10.3 million for fiscal 2001, 2000, and 1999, respectively.

Hedging Arrangements. The Company has a strategy to optimize the ratio of the Company's fixed-to-variable rate financing consistent with maintaining an acceptable level of exposure to the risk of interest rate fluctuations. To achieve this mix, the Company, from time to time, enters into interest rate swap agreements with various banks to exchange fixed and variable rate interest payment obligations without the exchange of the underlying principal amounts (the "notional amounts"). These agreements are hedged against the Company's long-term borrowings and have the effect of converting the Company's long-term borrowings from variable rate to fixed rate, or fixed rate to variable rate, as required. The differential to be paid or received is accrued each period and as interest rates change and is recognized as an adjustment to interest expense related to the debt. The related amount payable to or receivable from counterparties is included in other liabilities or assets. The Company's strategy to effectively convert variable rate financing to fixed rate financing or fixed rate financing to variable rate financing through the use of the aforementioned swap agreements resulted in a reduction of interest cost of $0.1 million and $0.5 million in fiscal 2001 and 2000, respectively, and additional interest cost of $0.8 million in fiscal 1999.
     At June 30, 2001, the Company had no fixed-to-floating interest rate swap agreements outstanding. In December 2000, the Company terminated the two fixed-to-floating interest rate swap agreements that had been outstanding at June 30, 2000, with an aggregate notional amount of $40.0 million. These swaps were entered into in June 2000 in conjunction with the termination and amendment of swaps that were entered into in fiscal 1999. The new swaps had similar terms and conditions to hedge against changes in the fair market value of the 9.75% senior subordinated notes due in 2009. Under the terms of this agreement, the Company received interest payments at a fixed rate of 9.75%. The Company paid interest at a variable rate that is based on three-month LIBOR plus a spread for each of the swap agreements. The fair value of the Company's interest rate swap contracts (which is not recognized in the consolidated financial statements) at June 30, 2000, was negative $1.3 million.

Cadmus Communications Corporation and Subsidiaries
Notes to Consolidated Financial Statements (continued)



     At June 30, 2001 and 2000, the Company had no floating-to-fixed interest rate swap agreements. On April 1, 1999, the Company terminated floating-to-fixed interest rate swap agreements with an aggregate notional amount of $70.0 million that were outstanding at June 30, 1998. In connection with the termination of these agreements, the Company incurred a pretax charge of $2.1 million in the fourth quarter of fiscal 1999 recorded as a separate line item in the Consolidated Statements of Operations.

     The notional amounts and applicable rates of the Company's interest rate swap agreements were as follows:

                                                    Paid Fixed,
                                                 Received Floating
--------------------------------------------------------------------------------
(In thousands)                           2001          2000           1999
--------------------------------------------------------------------------------
Notional amount:
Beginning balance                     $      --     $      --     $      88,700
New contracts                                --            --                --
Expired contracts                            --            --           (18,700)
Terminated contracts                         --            --           (70,000)
--------------------------------------------------------------------------------
Ending Balance                        $      --     $      --     $          --
================================================================================


                                                 Paid Floating,
                                                 Received Fixed
--------------------------------------------------------------------------------
(In thousands)                           2001          2000           1999
--------------------------------------------------------------------------------
Notional amount:
Beginning balance                     $  40,000     $  40,000     $      35,000
New contracts                                --        40,000            40,000
Expired contracts                            --            --           (35,000)
Terminated contracts                    (40,000)      (40,000)               --
--------------------------------------------------------------------------------
Ending Balance                        $      --     $  40,000     $      40,000
================================================================================

                                                            Weighted-Average
                                                        Interest Rates for 2001
--------------------------------------------------------------------------------
Type of swap:                                            Paid         Received
--------------------------------------------------------------------------------
Paid floating, received fixed                            9.50%          9.75%
================================================================================

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

Impact of SFAS No. 133, Accounting for Derivative Instruments and Hedging Activities. Effective July 1, 2000, the Company adopted SFAS No. 133, "Accounting for Derivative Instruments and Hedging Activities." This statement establishes accounting and reporting standards for derivative financial instruments. The statement requires recognition of derivatives to be recorded in the balance sheet at their fair value, and gains and losses resulting from changes in the value of derivatives to be recognized through earnings unless specific hedging criteria are met. At July 1, 2000, the Company had two fixed-to-floating interest rate swap agreements which, when adjusted to fair value, resulted in a gain of $0.8 million in the first quarter of fiscal 2001. In the second quarter of fiscal 2001, the Company recorded an additional gain of $0.7 million to adjust to fair value. The Company terminated all of its interest rate swap agreements in the second quarter of fiscal 2001.

8. ASSET SECURITIZATION
The Company entered into a receivables securitization program on October 26, 1999, which was amended on May 17, 2000 to include additional receivable portfolios and to increase the program size. Under the program, the Company entered into an agreement to sell, on a revolving basis, certain of its accounts receivable to a wholly-owned bankruptcy-remote subsidiary, which entered into an agreement to transfer, on a revolving basis, an undivided percentage ownership interest in a designated pool of accounts receivable to an unrelated third party purchaser. The purchase limit of the program is $55 million. These transactions are accounted for as a sale of accounts receivable. Under the terms of the program, billings within these portfolios provide new receivables that are added to the pool and collections reduce previously sold receivables. The Company settles the net change each month with the unrelated third party purchaser.

     At June 30, 2001 and 2000, approximately $62.0 million and $64.7 million, respectively, of accounts receivable had been sold to the wholly-owned, bankruptcy-remote subsidiary. At June 30, 2001 and 2000, approximately $38.0 million and $44.3 million, respectively, of net accounts receivable had been sold by the wholly-owned, bankruptcy-remote subsidiary to the unrelated third party purchaser and reflected as a reduction of accounts receivable, the proceeds of which were used to repay a corresponding amount of the Company's senior bank credit facility, including payment in full of the remaining outstanding balance of the term loan facility in May 2000. The Company had a subordinated interest in these accounts receivables of approximately $22.8 million and $19.7 million recorded on the balance sheet as of June 30, 2001 and 2000, respectively. In addition, the Company had a receivable from the unrelated third party purchaser of approximately $1.2 million and $0.7 million as of June 30, 2001 and 2000, respectively. The retained interest in the accounts receivable sold are valued at the carrying amount of the retained accounts receivable net of applicable allowances for doubtful accounts, which approximates fair value.
     The Company retains servicing responsibilities for all of the accounts receivable, including those sold to the unrelated third party purchaser. The Company does not receive fees for this service from the unrelated third party and has no servicing asset or liability recorded. The fees arising from the securitization transactions of $2.7 million and $1.5 million in fiscal 2001 and 2000, respectively, are reported as securitization costs on the Consolidated Statements of Operations. These fees vary, based on the level of receivables sold and commercial paper rates plus a margin, providing a lower effective rate than that available under the Company's senior bank credit facility. The Company maintains an allowance for doubtful accounts based on the expected collectibility of all accounts receivable, including receivables sold.

9. INCOME TAXES
Income tax expense (benefit), for the years ended June 30, 2001, 2000, and 1999 consisted of the following:

--------------------------------------------------------------------------------
(In thousands)                         2001             2000            1999
--------------------------------------------------------------------------------
Current:
   Federal                         $     (560)       $  (2,986)       $   6,509
   State                                  650            1,664            1,462
--------------------------------------------------------------------------------
Total current                              90           (1,322)           7,971
--------------------------------------------------------------------------------
Deferred:
   Federal                                351            1,345              687
   State                               (1,128)          (2,214)             182
--------------------------------------------------------------------------------
Total deferred                           (777)            (869)             869
--------------------------------------------------------------------------------
Income tax expense (benefit)       $     (687)        $ (2,191)       $   8,840
--------------------------------------------------------------------------------

     The amount of income tax expense (benefit) differs from the amount obtained by application of the statutory U.S. rates to income (loss) before income taxes and extraordinary item for the reasons shown in the following table:

--------------------------------------------------------------------------------
(In thousands)                         2001             2000            1999
--------------------------------------------------------------------------------
Computed at statutory U.S. rate    $   (2,440)        $ (6,189)       $   7,540
State income taxes, net of
   Federal tax benefit                   (837)            (363)             333
Goodwill amortization                   2,642            4,682              793
Other                                     (52)            (321)             174
--------------------------------------------------------------------------------
Income tax expense (benefit)       $     (687)        $ (2,191)       $   8,840
--------------------------------------------------------------------------------

     Cash paid for income taxes totaled $1.4 million, $3.7 million, and $3.4 million, during fiscal 2001, 2000, and 1999, respectively.
     The Company has state net operating loss carryforwards aggregating approximately $67.1 million, which expire during fiscal years 2004 to 2021. A valuation allowance of $1.1 million has been established for state net operating loss benefits that are not expected to be realized. The valuation allowance increased by $0.1 million in fiscal 2001, and decreased by $0.1 million in fiscal 2000.
     The tax effects of the significant temporary differences that comprise the deferred tax assets and liabilities in the consolidated balance sheets at June 30, 2001 and 2000, are as follows:

-----------------------------------------------------------------------------
(In thousands)                                          2001           2000
-----------------------------------------------------------------------------
Assets:
   Allowance for doubtful accounts                   $     681       $    917
   Employee benefits                                    10,580         11,925
   State net operating loss carryforwards                4,883          3,171
   Goodwill                                                 --          1,457
   Accrued restructuring costs                           2,707          1,057
   Other                                                 2,933          3,233
-----------------------------------------------------------------------------
Gross deferred tax assets                               21,784         21,760
-----------------------------------------------------------------------------
Liabilities:
   Goodwill                                                727             --
   Property, plant, and equipment                       20,801         22,465
   Other                                                 1,672            534
-----------------------------------------------------------------------------
Gross deferred tax liabilities                          23,200         22,999
-----------------------------------------------------------------------------
Valuation allowance                                      1,100          1,005
-----------------------------------------------------------------------------
Net liability                                        $   2,516       $  2,244
-----------------------------------------------------------------------------

10. PENSION PLANS AND OTHER POST RETIREMENT
    BENEFIT PLANS
Effective January 1, 2001, the Mack Printing Company Pension Plan was merged into the Cadmus Pension Plan. The Company maintains separate post retirement benefit plans (medical and life insurance) for certain of its Cadmus and former Mack employees.

Pension Plans. The Company has defined benefit pension plans in effect that cover eligible employees, and participates in one multi-employer retirement plan that provides defined benefits to employees covered under a collective bargaining agreement. The Company also has in effect certain nonqualified, nonfunded supplemental pension plans for certain key executives. All plans provide benefit payments using formulas based on an employee's compensation and length of service, or stated amounts for each year of service.
     The Company makes contributions to its defined benefit plans sufficient to meet the minimum funding requirements of applicable laws and regulations. Contributions to the multi-employer plan are generally based on a negotiated labor contract. Contributions to the supplemental plans are provided through charges to earnings sufficient to meet the projected benefit obligation. Although the supplemental plans are nonfunded, the Company has acquired life insurance contracts ( $16.1 million face amount at June 30, 2001 and $13.8 million face amount at June 30, 2000) intended to be adequate to fund future benefits. The cash surrender value of these contracts, net of policy loans, was $0.8 million and $0.7 million at June 30, 2001 and 2000, respectively, and is included in other assets in the consolidated balance sheets. The Company's contributions to its pension

Cadmus Communications Corporation and Subsidiaries
Notes to Consolidated Financial Statements (continued)



plans totaled $5.8 million, $2.0 million, and $1.3 million in fiscal 2001, 2000, and 1999, respectively.
     In fiscal 2001, the Company recognized a $0.9 million reduction in pension expense resulting from the demutualization of one of the Company's pension investments.
     Assets of the plans consist primarily of equity and debt securities, and interest-bearing deposits under insurance contracts.

Post Retirement Benefit Plans. Eligible Cadmus (non-Mack) employees of the Company are eligible for retiree medical coverage for themselves and their spouses if they retire on or after attaining age 55 with ten or more years of service. Benefits differ depending upon the date of retirement. For those employees who retired prior to April 1, 1988, and are under age 65, coverage is available at a cost to the retiree equal to the cost to the Company for an active employee less the fixed Company subsidy. Once employees in this group have reached age 65, coverage is available at a cost to the retiree equal to the cost to the Company for a post-65 retiree less the fixed Company subsidy. For those employees who retired on or after April 1, 1988, but before January 1, 1994, coverage is available until age 65. The retiree contributes the full active rate. Upon reaching age 65, coverage ceases. For those employees who retire on or after January 1, 1994, coverage is available until age 65. The retiree contributes the full retiree rate, which is equal to the cost to the Company for a pre-65 retired employee. Upon reaching age 65, coverage under the Company's plan ceases.
     Eligible Mack employees of the Company are eligible for retiree health care benefits for themselves and their spouses. In addition, the Company provides fully paid life insurance coverage with benefits ranging from $5,000 to $40,000 for certain Mack retirees. The retiree health care plan is contributory for all retirees who were full-time regular employees of Mack.

     The following table summarizes the funded status of the plans and the amounts recognized in the Consolidated Balance Sheets, based upon actuarial valuations:

-----------------------------------------------------------------------------------------------------------------------------------
                                                                        Pension Benefits                 Post Retirement Benefits
(In thousands)                                                      2001               2000                2001             2000
-----------------------------------------------------------------------------------------------------------------------------------
Change in benefit obligation:
Benefit obligation at beginning of year                          $    104,488        $   104,378        $    3,522      $     5,279
Service cost                                                            4,337              4,099                11               76
Interest cost                                                           8,012              7,531               259              313
Participant contributions                                                  --                 --               349              202
Plan amendments                                                           343                 --                --           (1,747)
Actuarial (gain) loss                                                   1,608             (6,658)              346              (49)
Curtailments                                                               --               (638)               --               --
Special termination benefits                                               --                518                --               --
Settlements                                                                --                (45)               --               --
Benefit payments                                                       (4,793)            (4,697)             (777)            (552)
-----------------------------------------------------------------------------------------------------------------------------------
Benefit obligation at end of year                                $    113,995        $   104,488        $    3,710      $     3,522
-----------------------------------------------------------------------------------------------------------------------------------

Fair value of plan assets at beginning of year                   $     84,793        $    83,475        $       --      $        --
Actual return on plan assets                                            3,140              4,318                --               --
Employer contribution                                                   6,502              1,742               777              552
Insurance demutualization                                                 897                 --                --               --
Benefit payments                                                       (4,793)            (4,697)             (777)            (552)
Settlements                                                                --                (45)               --               --
-----------------------------------------------------------------------------------------------------------------------------------
Fair value of plan assets at end of year                         $     90,539        $    84,793        $       --               --
-----------------------------------------------------------------------------------------------------------------------------------
Funded status                                                    $    (23,456)       $   (19,695)       $   (3,710)     $    (3,522)
Unrecognized actuarial (gain) loss                                      9,042              2,997               127             (240)
Unrecognized transition obligation                                       (903)              (984)               --               --
Unrecognized prior service cost                                         1,273                325              (874)          (1,455)
Contribution made between measurement date and fiscal year end             81                788                --               --
-----------------------------------------------------------------------------------------------------------------------------------
Net liability                                                    $    (13,963)       $   (16,569)        $  (4,457)     $    (5,217)
-----------------------------------------------------------------------------------------------------------------------------------
Prepaid benefit cost                                             $      1,581        $     1,309         $      --      $        --
Accrued liability                                                     (16,802)           (19,118)           (4,457)          (5,217)
Intangible asset                                                          364                435                --               --
Deferred tax asset                                                        302                317                --               --
Minimum pension liability                                                 592                488                --               --
-----------------------------------------------------------------------------------------------------------------------------------
Net liability                                                    $    (13,963)       $   (16,569)        $  (4,457)     $    (5,217)
-----------------------------------------------------------------------------------------------------------------------------------

Weighted average assumptions were as follows:

--------------------------------------------------------------------------------
                                                         2001      2000    1999
--------------------------------------------------------------------------------
Discount rate                                            7.50%     7.75%   7.25%
Rate of increase in compensation                         5.00%     4.50%   3.50%
Long-term rate of return on plan assets                  9.75%     9.75%   9.75%
--------------------------------------------------------------------------------

The components of net periodic benefit cost for fiscal 2001, 2000 and 1999 for all plans were as follows:

------------------------------------------------------------------------------------------------------------------------------------
                                                                                                         Post Retirement
                                                                   Pension Benefits                          Benefits
------------------------------------------------------------------------------------------------------------------------------------
(In thousands)                                          2001            2000          1999         2001        2000        1999
------------------------------------------------------------------------------------------------------------------------------------
Service cost                                         $    4,337     $     4,099   $     3,794   $       11    $     76    $     28
Interest cost                                             8,012           7,531         4,604          259         313         111
Expected return on plan assets                           (8,308)         (7,901)       (5,194)          --          --          --
Amortization of unrecognized
   transition obligation or asset                           (81)            (81)          (81)          --          --          --
Prior service cost recognized                                44              22            22         (582)       (291)         --
Recognized (gains) or losses                                 89              62            56          (21)        (17)        (16)
Insurance demutualization                                  (897)             --            --           --          --          --
Amortization of unrecognized gain                            (6)             --            --           --          --          --
Special termination benefits                                 --             514            --           --          --          --
Contributions to multiemployer plans                         53              52            67           --          --          --
------------------------------------------------------------------------------------------------------------------------------------
Net periodic benefit cost                            $    3,243     $     4,298   $     3,268   $     (333)   $     81    $    123
------------------------------------------------------------------------------------------------------------------------------------

     The projected benefit obligation, accumulated benefit obligation, and fair value of plan assets for the pension plans with accumulated benefit obligations in excess of plan assets were $109.5 million, $98.4 million, and $85.2 million, respectively, as of June 30, 2001, and $58.9 million, $51.7 million, and $38.9 million, respectively, as of June 30, 2000.
     For purposes of determining the cost and obligation for post-retirement medical benefits, the Company has assumed a health care cost trend rate of 7.5% for fiscal 2002, gradually decreasing to 6.0% in the year 2005 and remaining level thereafter. A one percentage-point change in assumed health care cost trend rates would have the following effects:

--------------------------------------------------------------------------------
                                                            1-Percentage Point
(In thousands)                                             Increase    Decrease
--------------------------------------------------------------------------------
Effect on total of service and
     interest cost components                                $  6       $ (5)
Effect on post retirement benefit obligation                   57        (54)
--------------------------------------------------------------------------------

Defined Contribution Plan. The thrift savings plan enables employees to save a portion of their earnings on a tax-deferred basis and also provides for matching contributions from the Company for a portion of the employees' savings. Additionally, the plan provides for individual subsidiary companies to make profit-sharing contributions. The Company's expense under this plan was $2.3 million, $2.2 million, and $1.3 million in fiscal 2001, 2000, and 1999, respectively.

11. SHAREHOLDERS' EQUITY
In addition to its common stock, the Company's authorized capital includes 1,000,000 shares of preferred stock ($1.00 par value), issuable in series, of which 100,000 shares are designated as Series A Preferred.
     In fiscal 1997, the Board of Directors authorized the repurchase of up to 750,000 shares of the Company's common stock, or about 9% of shares outstanding. Shares may be repurchased from time to time in the open market or through privately negotiated transactions. As of June 30, 2001, 297,000 shares had been repurchased at fair market value under this authorization.
     On February 13, 1999, the unexercised and outstanding rights issued under the Company's 1989 shareholder rights plan expired. In February 1999, as part of a new shareholder rights plan, the Board of Directors declared a dividend distribution of one preferred share purchase right (a "Right") for each outstanding share of common stock. The Rights become exercisable 10 days after a person or group announces that it has acquired 20% or more of the Company's common stock or commences an exchange or tender offer for shares of the Company's common stock (an "Acquiring Person"). Any time prior to the tenth day, the Board of Directors may redeem the Rights (in whole, but not in part) for $.01 per Right (subject to anti-dilution adjustments) in cash or the equivalent in shares of common stock. At any time prior to the expiration of the redemption period, the Board may extend the period for redemption. The Rights are not exercisable as long as the Board retains the right to redeem them.

Cadmus Communications Corporation and Subsidiaries
Notes to Consolidated Financial Statements (continued)



     If the Board does not redeem the Rights, upon the expiration of the redemption period, each Right will entitle the holder to buy one unit (one one-thousandth of a share) of Series A Preferred Stock ( $1.00 par value) at a purchase price of $80 per share (the "Purchase Price"), subject to anti-dilution adjustments. Once the Rights are exercisable, Rights held by an Acquiring Person, or affiliate or associate of an Acquiring Person, are null and void and cannot be exercised or exchanged by such person or group.
     Once a person or group acquires 20% or more of the Company's common stock, each Right will entitle the holder (other than an Acquiring Person), to acquire shares of Series A Preferred Stock (or at the option of the Company, common stock) at a 50% discount off the prevailing market price. Once a person or group acquires 20% or more of the Company's common stock, if the Company is consolidated with, or merged with or into, another entity so that the Company does not survive or shares of the Company's common stock are exchanged for shares of the other entity, or if 50% of the Company's earnings power is sold, each Right will entitle the holder (other than an Acquiring Person) to purchase securities of the merging or purchasing entity at a 50% discount off the prevailing market price.
     At any time, including after a party has become an Acquiring Person, the Company may, at its option, issue shares of common stock in exchange for all or some of the Rights (other than rights held by an Acquiring Person) at a rate of one share of common stock per Right, subject to anti-dilution adjustments. Unless earlier redeemed or exchanged, the Rights will expire on February 14, 2009.

12. STOCK OPTIONS
Under the Company's stock option plans, selected employees and nonemployee directors may be granted options to purchase its common stock at prices equal to the fair market value of the stock at the date the options are granted. The Company has adopted the disclosure-only provisions of SFAS No. 123, "Accounting for Stock-Based Compensation." As permitted by the provisions of SFAS No. 123, the Company continues to follow Accounting Principles Board Opinion No. 25, "Accounting for Stock Issued to Employees," and related interpretations in accounting for its stock-based awards. Accordingly, since stock options are issued at fair market value on the date of grant, the Company does not recognize charges to earnings resulting from the plans.
     The following information is provided solely in connection with the disclosure requirements of SFAS No. 123. If the Company had elected to recognize compensation cost related to its stock options granted in fiscal 2001, 2000, and 1999 in accordance with the provisions of SFAS No. 123, net loss would have been $6.5 million in fiscal 2001 [( $0.73) per share], net loss of $16.7 million in fiscal 2000 [( $1.85) per share], and net income of $12.8 million in fiscal 1999 ( $1.53 per share, assuming dilution). The fair value of these options was estimated at the date of grant using a Black-Scholes option pricing model with the following weighted-average assumptions for fiscal 2001, 2000, and 1999, respectively: risk-free interest rates of 5.25%, 6.62%, and 5.22% dividend yields of 2.22%, 2.25%, and 1.52% volatility factors of .4531, .4516, and .340, and an expected life of 8 years. The weighted-average fair value of options was $3.75, $3.86, and $3.92 per option during fiscal 2001, 2000, and 1999, respectively.

     A summary of the Company's stock option activity and related information for the fiscal years ended June 30, 2001, 2000, and 1999 follows:

------------------------------------------------------------------------------------------------------------------------------------
                                                                                                               Weighted-Average
                                                              Number of              Option Price                 Exercise
                                                                Shares                 Per Share                    Price
------------------------------------------------------------------------------------------------------------------------------------
Outstanding at June 30, 1998                                  1,002,000            $ 8.25 to $28.00               $  16.50
Exercised                                                        (3,000)                       9.75                   9.75
Granted                                                         304,000             12.88 to $20.63                  13.31
Lapsed or canceled                                              (48,000)             9.63 to $26.88                  13.29
------------------------------------------------------------------------------------------------------------------------------------
Outstanding at June 30, 1999                                  1,255,000              8.25 to $28.00                  15.87
Exercised                                                        (3,000)             9.75 to $12.88                  10.07
Granted                                                         229,000              8.81 to $12.88                   8.96
Lapsed or canceled                                             (365,000)             8.25 to $28.00                  16.34
------------------------------------------------------------------------------------------------------------------------------------
Outstanding at June 30, 2000                                  1,116,000              8.25 to $26.88                  14.15
Granted                                                         255,000              7.54 to $9.560                   9.05
Lapsed or canceled                                             (200,000)             8.25 to $26.88                  14.19
------------------------------------------------------------------------------------------------------------------------------------
Outstanding at June 30, 2001                                  1,171,000            $ 7.54 to $26.88               $  13.03
------------------------------------------------------------------------------------------------------------------------------------
------------------------------------------------------------------------------------------------------------------------------------
Exercisable at June 30:
2001                                                            501,000            $ 7.54 to $26.88               $  14.96
------------------------------------------------------------------------------------------------------------------------------------

     The weighted-average remaining contractual life of options outstanding at June 30, 2001 is 7 years. At June 30, 2001, 255,486 shares of authorized but unissued common stock were reserved for issuance upon exercise of options granted or grantable under the plans. Options are generally exercisable under the plans for periods of 5-to-10 years from the date of grant. The following table provides additional detail of the options outstanding at June 30, 2001:

------------------------------------------------------------------------------------------------------------------------------------
                                                Weighted-
                          Number of              Average            Weighted-                                   Weighted-
   Range of                Options              Remaining            Average              Currently              Average
Exercise Prices          Outstanding           Life (years)       Exercise Price         Exercisable          Exercise Price
------------------------------------------------------------------------------------------------------------------------------------
$ 7.54 to $13.25           803,000                 7.9               $  10.18              254,000                $11.16
 14.25 to  19.19           259,000                 5.1                  16.43              197,000                 17.11
 20.63 to  26.88           109,000                 6.6                  26.01               50,000                 25.84
------------------------------------------------------------------------------------------------------------------------------------

13. SEGMENT AND RELATED INFORMATION
The Company is focused around its core Publication Services business, which provides products and services to both not-for-profit and commercial publishers in three primary product lines: STM journals, special interest and trade magazines, and books and directories. Publication Services provides a full range of content management, editorial, prepress, printing, reprinting, warehousing and distribution services under the division names of Cadmus Professional Communications, CadmusMack, and Port City Press. In addition to its core business, the Company provides high quality specialty packaging, assembly, fulfillment and distribution, as well as creative marketing services. During fiscal 2000, the Company was organized around two primary business groups:
Professional Communications, serving customers who publish information, and Marketing Communications, serving customers who convey marketing messages. All periods presented in the following tables have been reclassified to conform to the current year presentation.
     The accounting policies for the groups are the same as those described in
Note 1. The Company primarily evaluates the performance of its operating groups based upon operating income, excluding amortization of goodwill, gains/losses on sales of assets, and restructuring and other charges. Intergroup sales for fiscal 2001 and 2000 are not significant. The Company manages income taxes on a consolidated basis.

     Summarized group data for fiscal 2001, 2000, and 1999 are as follows:

--------------------------------------------------------------------------------
                                      Publication       Other
(In thousands)                         Services       Services         Total
--------------------------------------------------------------------------------
2001
Net sales                           $   452,358     $   73,932    $   526,290
Depreciation and amortization            21,321          4,147         25,468
Operating income                         47,542           (746)        46,796
Total assets                            312,679         39,188        351,867
Capital expenditures                     12,586          1,502         14,088

2000
Net sales                           $   450,142     $  102,550    $   552,692
Depreciation and amortization            20,499          4,884         25,383
Operating income                         52,112          1,191         53,303
Total assets                            324,329         51,542        375,871
Capital expenditures                     12,961          3,484         16,445

1999
Net sales                           $   322,099     $  171,795    $   493,894
Sales between groups                       (820)            --           (820)
Depreciation and amortization            13,277          7,108         20,385
Operating income                         39,306         (1,184)        38,122
Total assets                            389,990        106,134        496,124
Capital expenditures                      9,690          7,313         17,003
--------------------------------------------------------------------------------

Cadmus Communications Corporation and Subsidiaries
Notes to Consolidated Financial Statements (continued)





Summarized group data for fiscal 2001, 2000, and 1999 are as follows:

--------------------------------------------------------------------------------
(In thousands)                            2001        2000         1999
--------------------------------------------------------------------------------
Earnings from operations:
Reportable group
   operating income                    $  46,796     $  53,303  $  38,122
Amortization of goodwill                  (5,060)       (5,261)    (2,884)
Unallocated shared services and
   other expenses, net                    (6,613)       (5,868)    (6,896)
Restructuring and other charges          (19,905)      (36,544)        --
Gain on divestitures                          --            --      9,521
Interest expense and
   securitization costs                  (22,414)      (24,491)   (12,204)
Interest rate swap settlement
   charges                                    --            --     (2,101)
Other income, net                             19           660        498
--------------------------------------------------------------------------------
Income (loss) before income
   taxes and extraordinary item        $  (7,177)    $ (18,201) $  24,056
--------------------------------------------------------------------------------

     The difference between reportable group amounts and consolidated total amounts for assets, depreciation and amortization, and capital expenditures are attributable to the Company's shared services division.
     The Company does not own any foreign operations. There were no revenues from a single external customer that amounted to 10% or more of the Company's revenues.

14. RELATED PARTIES
The Company elected the former majority shareholder of Mack to the Board of Directors (See Note 3). As a result of the purchase of Mack, this director, directly or indirectly through owned companies, received as consideration an aggregate of approximately $11.2 million in cash, approximately 1.1 million shares of the Company's common stock, $5.8 million in subordinated notes of the Company and approximately $52.9 million in bridge financing notes of the Company. The bridge financing notes of $52.9 million were paid in the fourth quarter of fiscal 1999 (see Note 7). As of June 30, 2001, there was $5.9 million in subordinated notes payable and related accrued interest payable to this director. Interest paid on the bridge notes and the subordinated notes during fiscal 2001 and 2000 totaled $0.7 million for each year.

15. CONCENTRATIONS OF CREDIT RISK
Financial instruments that potentially subject the Company to concentrations of credit risk consist principally of trade receivables. Concentrations of credit risk with respect to trade receivables are limited due to the large number of customers comprising the Company's customer base, and their dispersion across different businesses and geographic regions. As of June 30, 2001 and 2000, the Company had no significant concentrations of credit risk.

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

Cadmus Communications Corporation and Subsidiaries
Report of Independent Public Accountants

To the Shareholders and Board of Directors of Cadmus Communications Corporation:

We have audited the accompanying consolidated balance sheets of Cadmus Communications Corporation (a Virginia corporation), and subsidiaries as of June 30, 2001 and 2000, and the related consolidated statements of operations, cash flows and shareholders' equity for each of the three years in the period ended June 30, 2001. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.
     We conducted our audits in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform an audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.
     In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Cadmus Communications Corporation and subsidiaries as of June 30, 2001 and 2000, and the results of their operations and their cash flows for each of the three years in the period ended June 30, 2001, in conformity with accounting principles generally accepted in the United States.


                                                      /s/  Arthur Anderson LLP


Richmond, Virginia
August 1, 2001

Cadmus Communications Corporation and Subsidiaries
Board of Directors & Management Team

BOARD OF DIRECTORS
Thomas C. Norris                    G. Waddy Garrett                   Jerry I. Reitman               Wallace Stettinius
Chairman                            President                          Vice Chairman                  Senior Executive Fellow at the
Cadmus Communications               GWG Financial                      The Callahan Group             School of Business, Virginia
Corporation                         Richmond, VA                       Chicago, IL                    Commonwealth University
Richmond, VA                                                                                          Former Chairman of Cadmus
                                    Nathu R. Puri                      Russell M. Robinson, II        Communications Corporation
Bruce V. Thomas                     Chairman                           Attorney-at-law                Richmond, VA
President and                       Melton Medes Group                 President and Shareholder
Chief Executive Officer             Nottingham, U.K.                   Robinson, Bradshaw &           David G. Wilson, Jr.
Cadmus Communications                                                  Hinson, P.A.                   Group President
Corporation                         John C. Purnell, Jr.               Charlotte, NC                  Cadmus Professional
Richmond, VA                        Executive Director                                                Communications
                                    Friends Association for Children   James E. Rogers
Martina Bradford                    Richmond, VA                       President                      Richmond, VA
Corporate Vice President,                                              SCI Investors Inc.
Global Public Affairs                                                  Richmond, VA
Lucent Technologies
Washington, D.C.


CORPORATE EXECUTIVES

Bruce Thomas                        Wayne Luck                         Bruce Willis
Chief Executive Officer,            Chief Information Officer,         Controller,
President                           Senior Vice President              Vice President

Steve Hare                          Wayne Tennent                      Rob Potts
Chief Financial Officer             Chief Administrative Officer       Information Technology,
and Treasurer,                      and Corporate Secretary,           Vice President
Executive Vice President            Senior Vice President



BUSINESS LEADERS

Cadmus Professional                 CadmusMack                         Cadmus Port City Press         Cadmus Whitehall Group
Communications                      Bob Sadler                         Dave Hajek                     Jerry Lux
Dave Wilson                         Group President                    Group President                Group President
Group President                     Mark Ploucha
Joe Ward                            Executive Vice President
Executive Vice President

Cadmus Communications Corporation and Subsidiaries
Operating Locations


Cadmus Communications Corporation
   Headquarters                           T 804-287-5680     Suite 200
                                          F 804-287-6267     1801 Bayberry Court
                                          1-877-4-CADMUS     Richmond, VA 23226

Cadmus Creative Marketing
   Headquarters Sales/Production/Service  T 770-908-5650     5150 North Royal Atlanta Drive
                                          F 770-908-5673     Tucker, GA 30084
                                          1-800-258-1224

CadmusMack
   Headquarters                           T 610-258-9111     1991 Northampton Street
                                          F 610-250-7202     Easton, PA 18042
                                          1-800-677-6225
   Byrd (Richmond) Manuf/Sales/Service    T 804-261-3000     2901 Byrdhill Road
                                          F 804-266-1996     Richmond, VA 23228
   Easton (PA) Manuf/Sales/Service        T 610-258-9111     1991 Northampton Street
                                          F 610-258-7202     Easton, PA 18042
                                          1-800-677-6225
   East Stroudsburg Manuf/Sales/Service   T 570-421-9033     34 North Crystal Street
                                          F 570-421-5929     East Stroudsburg, PA 18301

Cadmus Port City Press
   Headquarters Manuf/Sales/Service       T 410-486-3000     1323 Greenwood Road
                                          F 410-486-0706     Baltimore, MD 21208
                                          1-800-858-7678

Cadmus Professional Communications
   Headquarters                           T 804-287-5680     Suite 200
                                          F 804-287-5691     1801 Bayberry Court
                                                             Richmond, VA 23226
   Baltimore Composition/Sales/Service    T 410-850-0500     940 Elkridge Landing Road
                                          F 410-648-2788     Linthicum, MD 21090
   Easton (MD) Manuf/Sales/Service        T 410-822-2870     500 Cadmus Lane
                                          F 410-822-0438     Easton, MD 21601
                                          1-800-257-7792
   Lancaster Press Manuf/Sales/Service    T 717-285-9095     3575 Hempland Road
                                          F 717-285-7261     Lancaster, PA 17604
                                          1-800-724-4400
   Richmond Composition                   T 804-515-5147     2905 Byrdhill Road
                                          F 804-264-0510     Richmond, VA 23228
   Science Press Composition/             T 717-738-9300     300 W. Chestnut Street
   Manuf/Sales/Service                    F 717-738-9424     Ephrata, PA 17522

Cadmus Whitehall Group
   Headquarters Manuf/Sales/Service       T 704-583-6600     2750 Whitehall Park Drive
                                          F 704-583-6780     Charlotte, NC 28273
                                          1-800-991-7225

Cadmus Communications Corporation and Subsidiaries
Shareholder Information


Corporate Office                                                 Transfer Agent
Suite 200                                                        First Union National Bank of North Carolina
1801 Bayberry Court                                              Customer Information Center
Richmond, Virginia 23226                                         Corporate Trust Division
Telephone 804-287-5680                                           1525 West W. T. Harris Blvd., Building 3C3
Toll Free 1-877-4-CADMUS                                         Charlotte, North Carolina 28288
Web Site: www.cadmus.com
                                                                 Independent Public Accountants
Shareholder and Analyst Contact                                  Arthur Andersen LLP
Steve Hare                                                       Richmond, Virginia
Chief Financial Officer and Treasurer
E-mail: hares@cadmus.com                                         Stock Listing
                                                                 The NASDAQ National Market
Copies of the Corporation's Annual Report and Form 10-K          Symbol: CDMS
may be obtained without charge by writing Steve Hare at
the address listed above.