Form 10-K, Exhibit 13
period 2002-06-30
CADMUS COMMUNICATIONS CORP/NEW
filed 2002-09-26
CIK 745274

                       CADMUS COMMUNICATIONS CORPORATION
                           2002 FINANCIAL INFORMATION



            To request a copy of the Form 10-K, call 1-877-4-CADMUS,
                      e-mail webmaster@cadmus.com, or write
                       Cadmus Communications Corporation,
               Investor Relations, Suite 200, 1801 Bayberry Court,
                               Richmond, VA 23226.

CONTENTS


Selected Financial Data...................................................   F-1

Management's Discussion and Analysis......................................   F-2

Selected Quarterly Data...................................................  F-10

Consolidated Statements of Operations.....................................  F-11

Consolidated Balance Sheets...............................................  F-12

Consolidated Statements of Cash Flows.....................................  F-13

Consolidated Statements of Shareholders' Equity...........................  F-14

Notes to Consolidated Financial Statements................................  F-15

Report of Independent Public Accountants..................................  F-29

CADMUS COMMUNICATIONS CORPORATION AND SUBSIDIARIES

SELECTED FINANCIAL DATA


The following data should be read in conjunction with the consolidated financial statements of the Company and management's discussion and analysis that appear elsewhere in this report.

                                                                                             Years Ended June 30
-----------------------------------------------------------------------------------------------------------------------------------
(Dollars in thousands, except per share data)                      2002           2001         2000          1999           1998
-----------------------------------------------------------------------------------------------------------------------------------
OPERATING DATA (see Note 1 to Consolidated Financial Statements)

Net sales                                                        $ 447,279     $ 526,290     $ 552,692     $ 493,074     $ 436,278
Cost of sales                                                      365,873       433,071       444,304       402,998       346,469
                                                                 -----------------------------------------------------------------
Gross profit                                                        81,406        93,219       108,388        90,076        89,809
Selling and administrative expenses                                 54,029        58,142        66,071        60,425        63,872
Restructuring and other charges                                         --        19,905        36,544            --         3,950
Net gain on divestitures                                                --            --            --        (9,521)           --
                                                                 -----------------------------------------------------------------
Operating income                                                    27,377        15,172         5,773        39,172        21,987
Interest expense and securitization costs                           17,203        22,414        24,491        12,204         7,601
Interest rate swap settlement charges                                   --            --            --         2,101            --
Other, net                                                             292           (65)         (517)          811          (394)
                                                                 -----------------------------------------------------------------
Income (loss) from continuing operations before income taxes         9,882        (7,177)      (18,201)       24,056        14,780
Income tax expense (benefit)                                         4,891          (687)       (2,191)        9,414         5,690
                                                                 -----------------------------------------------------------------
Income (loss) from continuing operations                             4,991        (6,490)      (16,010)       14,642         9,090
Loss from discontinued operations, net of tax                       (1,236)           --            --            --            --
                                                                 -----------------------------------------------------------------
Income (loss) before extraordinary item                              3,755        (6,490)      (16,010)       14,642         9,090
Extraordinary loss on early extinguishment of debt, net of tax          --            --            --           929            --
                                                                 -----------------------------------------------------------------
Net income (loss)                                                $   3,755     $  (6,490)    $ (16,010)    $  13,713     $   9,090
----------------------------------------------------------------------------------------------------------------------------------
OPERATING DATA, BEFORE ONE-TIME ITEMS(1)
Operating income                                                 $  27,377     $  35,077     $  42,317     $  29,651     $  25,937
Net income                                                           5,134         6,975        10,732        10,133        11,541
EBITDA (2)                                                          52,208        61,271        68,881        49,835        44,776
----------------------------------------------------------------------------------------------------------------------------------
PER SHARE DATA(3)
Income (loss) from continuing operations

  - as reported                                                  $    0.55     $   (0.73)    $   (1.78)    $    1.76     $    1.11
  - before one time items(1)                                          0.57          0.78          1.19          1.22          1.41
Net income (loss) per share
  - as reported                                                       0.41         (0.73)        (1.78)         1.65          1.11
  - before one time items(1)                                          0.57          0.78          1.19          1.22          1.41
Cash dividends                                                         .20           .20           .20           .20           .20
Shareholders' equity                                                 12.32         12.26         13.12         15.15         13.86
EBITDA (1) (2)                                                        5.77          6.86          7.66          5.98          5.48
----------------------------------------------------------------------------------------------------------------------------------
FINANCIAL POSITION
Goodwill and other intangibles, net                              $ 167,788     $ 172,436     $ 182,823     $ 198,570     $  48,158
Total assets                                                       369,595       397,428       423,184       523,846       291,752
Total debt                                                         157,246       182,987       201,705       275,879       101,755
Total shareholders' equity                                         111,514       109,558       117,942       136,533       109,816
Total capital                                                      268,760       292,545       319,647       412,412       211,571
Free cash flow(4)                                                   31,338        24,708        30,820         2,873        11,114
-----------------------------------------------------------------------------------------------------------------------------------
SELECTED RATIOS
Gross profit margin                                                   18.2%         17.7%         19.6%         18.3%         20.6%
Operating income margin(1)                                             6.1%          6.7%          7.7%          6.0%          5.9%
Effective tax rate(1)                                                 49.5%         45.2%         41.5%         39.1%         38.5%
Operating income return on average total capital(1)                    9.8%         11.5%         11.6%         10.6%         12.7%
Return on average shareholders' equity (1)                             4.6%          6.1%          8.4%          8.4%         11.0%
-----------------------------------------------------------------------------------------------------------------------------------
OTHER DATA
Weighted-average common shares outstanding                           9,049         8,938         8,990         8,336         8,176
Shares outstanding at fiscal year end                                8,992         8,938         8,938         9,011         7,921
Stock market price data:
  High                                                           $  14.640     $  12.300     $  15.000     $  25.000     $  28.000
  Low                                                                6.750         5.500         6.125        12.625        14.000
  Close (at fiscal year end)                                        11.220        11.110         9.750        13.750        24.250
Number of associates (approximate)                                   3,000         3,400         3,500         4,100         3,000
-----------------------------------------------------------------------------------------------------------------------------------


(1) Excludes the effects of the following charges: the impact of discontinued operations in fiscal 2002, a $0.3 million write-off of deferred financing costs in connection with the Company's amendment of its bank credit facility in fiscal 2002; restructuring and other charges of $19.9 million ($13.5 million net of tax), $36.5 million ($26.7 million net of tax), and $3.95 million ($2.5 million net of tax) in fiscal 2001, 2000 and 1998, respectively; net gain on divestitures in fiscal 1999 of $9.5 million ($5.8 million net of tax); interest rate swap settlement charges in fiscal 1999 of $2.1 million ($1.3 million net of tax) and extraordinary loss on the early extinguishment of debt of $1.5 million ($0.9 million net of tax) in fiscal 1998.

(2) Earnings before interest, taxes, depreciation, amortization and securitization costs.

(3) Income per share data assumes dilution.

(4) Net cash flow before financing activities, including dividends and exclusive of the impact of restructuring related items, business acquisitions and business divestitures.

CADMUS COMMUNICATIONS CORPORATION AND SUBSIDIARIES

MANAGEMENT'S DISCUSSION AND ANALYSIS

GENERAL

Headquartered in Richmond, Virginia, Cadmus Communications Corporation (the "Company" or "Cadmus") provides end-to-end integrated graphic communications services to professional publishers, not-for-profit societies, and corporations. Cadmus is the world's largest provider of content management and production services to scientific, technical and medical ("STM") journal publishers, the fourth largest periodicals printer in North America, and a leading provider of specialty packaging and promotional printing services.

ORGANIZATIONAL STRUCTURE

The Company is focused around its Publisher Services segment, which provides products and services to both not-for-profit and commercial publishers in three primary product lines: STM journals, special interest and trade magazines, and books and directories. Publisher Services provides a full range of content management, editorial, prepress, printing, warehousing and distribution services under the division names of Cadmus Professional Communications, Cadmus Specialty Publications, and Cadmus Port City Press. In addition, the Company's Specialty Packaging segment provides high quality specialty packaging, assembly, fulfillment and distribution services to consumer product and other customers.

APPLICATION OF CRITICAL ACCOUNTING POLICIES

In December 2001, the Securities and Exchange Commission issued Financial Reporting Release No. 60 that requires all companies to include a discussion of critical accounting policies or methods used in the preparation of their financial statements. The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities at the dates of the financial statements and the reported amounts of revenues and expenses during the reporting periods. The Company considers the following accounting policies to be critical policies which involve various estimation processes:

      -   Allowance for doubtful accounts

      -   Valuation of intangible assets and goodwill

      -   Pension and other post retirement benefits

      -   Income taxes

      -   Discontinued operations

      ALLOWANCE FOR DOUBTFUL ACCOUNTS. Cadmus' policy with respect to its trade and notes receivable is to maintain an adequate allowance or reserve for doubtful accounts for estimated losses from the inability of its customers or noteholders to make required payments. The Company's process to estimate the collectibility of its trade accounts receivable balances consists of two steps. First, the Company evaluates specific accounts for which it has information that the customer may have an inability to meet its financial obligations (e.g., bankruptcy). In these cases, the Company uses its judgment, based on available facts and circumstances, and records a specific allowance for that customer against the receivable to reflect the amount it expects to ultimately collect. Second, the Company then establishes an additional reserve for all customers based on a range of percentages applied to aging categories, based on management's best estimate. The Company periodically evaluates the adequacy of its reserves on notes receivable based on the available facts and circumstances at the time. If the financial condition of Cadmus' customers or noteholders were to deteriorate and result in an impairment of their ability to make payments, additional allowances may be required.

      VALUATION OF INTANGIBLE ASSETS AND GOODWILL. Through fiscal 2002, the Company amortized costs in excess of fair value of net assets of businesses acquired (goodwill) using the straight-line method over a period not to exceed 40 years. Accordingly, recoverability was reviewed annually or sooner if events or changes in circumstances indicated that the carrying amount may not be recovered. Recoverability is determined by comparing the undiscounted net cash flows of the assets to which the goodwill applied to the net book value, including goodwill, of those assets.

     On June 30, 2001, the Financial Accounting Standards Board ("FASB") issued Statement of Financial Accounting Standards ("SFAS") No. 142 "Goodwill and Other Intangible Assets" which changed the accounting for goodwill and intangible assets. SFAS No. 142 requires that goodwill no longer be amortized. Rather, goodwill will be subject to at least an annual assessment for impairment by applying a fair-value-based test. Annual goodwill impairment losses will be classified as a component of income from continuing operations.

     The Company was required to adopt SFAS No. 142 on July 1, 2002 and perform a fair market valuation analysis of goodwill as of the same date. The Company will test goodwill for impairment using the two-step process prescribed in SFAS No. 142. The first step is a screen for potential impairment, while the second step measures the amount of the impairment. The Company expects to perform the required impairment tests of goodwill to identify whether an impairment exists under this statement by the end of the first quarter of fiscal 2003. Based on steps the Company has taken to prepare for the adoption of SFAS No. 142, the Company anticipates that between $45 million and $60 million of the goodwill related to the Publisher Services business will be impaired using the impairment test required by SFAS No. 142. Any impairment charge resulting from these transitional impairment tests will be reflected as a cumulative effect of a change in accounting principle in the first quarter of fiscal 2003. At June 30, 2002, the Company had $167.8 million in goodwill and other intangible assets.

      PENSION AND OTHER POST RETIREMENT BENEFITS. The Company sponsors pension and other postretirement plans covering employees who meet eligibility requirements. Several statistical and other factors which attempt to anticipate future events are used to calculate the expense and liability related to the plans. These factors include assumptions determined by the Company about the discount rate, expected return on plan assets, and rate of future compensation increases. In addition, the Company's actuarial consultants use subjective factors such as withdrawal and mortality rates to estimate the impact of these trends on expense and liability amounts. The actuarial assumptions used by the Company may differ materially from actual results due to changing market and economic conditions, higher or lower withdrawal rates or longer or shorter life spans of participants. While the Company believes its assumptions are appropriate, significant differences in actual experience or significant changes in the Company's assumptions may materially affect its pension and other postretirement obligations and its future expense.

      INCOME TAXES. As part of the process of preparing the consolidated financial statements, the Company is required to estimate income taxes in each of the jurisdictions in which the Company operates. In addition to estimating the actual current tax liability, the Company must assess future tax effects of temporary differences between the tax bases of assets and liabilities and amounts reported in the accompanying consolidated balance sheets, and operating loss carryforwards. Such differences result in deferred tax assets and liabilities, which are recorded on the Company's Consolidated Balance Sheets. Management then assesses the likelihood that deferred tax assets will be recovered from future taxable income, and, to the extent recovery is not considered likely, establishes a valuation allowance against those assets. The valuation allowance is based on estimates of future taxable income by jurisdictions in which the Company operates and the period over which the deferred tax assets will be recoverable. Judgment is involved in determining the provision for income taxes, the deferred tax assets and liabilities, and any valuation allowance recorded against the net deferred tax assets.

     To the extent that actual results differ from management's estimates, new information results in changes to estimates, or there is a material change in the actual tax rates or time period within which the underlying temporary differences become taxable or deductible, the Company may need to establish an additional valuation allowance or adjust the effective tax rate which could materially impact the Company's financial position and results of operations.

      DISCONTINUED OPERATIONS. In the third quarter of fiscal 2002, the Company recorded a $1.2 million loss, net of taxes, in connection with the sale of its Atlanta-based Creative Marketing division. The Company has reported the sale as a discontinued operation for fiscal 2002. The Company did not reclassify the results of the Creative Marketing division as a discontinued operation in prior years because, as displayed in the table below, the changes that would result from a reclassification would not be material to the consolidated financial statements for fiscal 2001 or 2000. The Creative Marketing division accounted for less than 5% of sales, operating income and income from continuing operations (before restructuring and other charges) in each of the two fiscal years. In addition, the impact of reclassifying would have no impact on the Company's reported net income (loss), compliance with loan covenants or other contractual requirements, and no significant impact on earnings trends. The Company also notes that fiscal years 2001 and 2000 were audited by Arthur Andersen LLP ("AA"). If the Company were to restate the consolidated financial statements for these two years to reflect the Creative Marketing division as a discontinued operation, generally accepted auditing standards would require the Company to either have the firm that initially audited those two years audit any adjustments, or have the financial statements for those two years reaudited. Given AA's unavailability to reissue its audit report, a reaudit would be necessary. Since the Company has concluded that the changes would not be material, the Company has determined, and its Audit Committee has concurred, that the benefits, if any, of reauditing fiscal 2001 and 2000 do not justify the costs of, or the delay associated with, a reaudit.


                                          Fiscal 2001                      Fiscal 2000
-------------------------------------------------------------------------------------------------
                                            Income                            Income
(In thousands)                   Sales      (Loss)        EPS      Sales      (Loss)        EPS
-------------------------------------------------------------------------------------------------
As reported                    $526,290   $ (6,490)   $   (.73)   $552,692   $(16,010)   $  (1.78)
Impact of Creative Marketing     14,774        342         .04      12,125        242         .03
-------------------------------------------------------------------------------------------------
As Adjusted                    $511,516   $ (6,832)   $   (.77)   $540,567   $(16,252)   $  (1.81)
==================================================================================================

SIGNIFICANT TRANSACTIONS

Over the course of the past three fiscal years, the Company has focused its operations around the Publisher Services and Specialty Packaging segments. As a result, the Company has exited non-strategic businesses and concentrated its resources on these two segments in an attempt to develop targeted solutions for its customers and to differentiate its products and services from its competitors. The information that follows will further describe the specific actions the Company took during this time.

CADMUS COMMUNICATIONS CORPORATION AND SUBSIDIARIES

      FISCAL 2001 RESTRUCTURING. The Company recorded restructuring and other charges totaling $19.9 million ($13.5 million net of taxes) in fiscal 2001. These charges related to the consolidation of the Company's Atlanta-based technology-related logistics operations, the consolidation of two Richmond-based commercial and magazine printing operations, the continued consolidation of duplicate facilities in the Publisher Services segment, and other actions to reduce operating costs. Restructuring and other charges for fiscal 2001 also included $2.7 million related to the final settlement of certain post-closing contingencies and other facility closure costs associated with the sale of the Company's Dynamic Diagrams subsidiary. Operations that were closed or divested in fiscal 2001 contributed $35.5 million in sales and incurred operating losses of $3.2 million (pre-tax) in fiscal 2001. The Company expects these restructuring actions to be substantially completed by September 30, 2002.

      FISCAL 2000 RESTRUCTURING. In fiscal 2000, the Company recorded restructuring and other charges totaling $34.1 million ($25.5 million net of taxes). These charges related to a restructuring plan intended to (1) effect additional planned synergies in connection with its April 1999 acquisition of the Mack Printing group ("Mack") and (2) focus the Company's resources on the markets within the Publisher Services and Specialty Packaging segments. These actions included:

      - Closing the Atlanta-based Cadmus Point of Purchase ("POP") business unit in October 1999;

      - Integrating the workflows of two composition facilities in Lancaster, Pennsylvania;

      - Closing the Richmond-based marketing agency in July 1999, and divesting the Charlotte-based agency in September 1999;

      - Consolidating corporate functions and overhead, including eliminating certain overhead within Publisher Services and eliminating overhead costs associated with the former Marketing Communications group.

      Operations that were divested or closed in fiscal 2000 contributed $15.5 million in sales and incurred operating losses of $2.4 million (pre-tax). All fiscal 2000 restructuring actions are substantially completed.

      The $1.1 million restructuring reserve remaining at June 30, 2002 consists of $0.5 million for involuntary termination costs for approximately 30 associates, and $0.6 million for contract termination costs and other post-closure shutdown costs. For the twelve-month period ended June 30, 2002, the Company made severance payments totaling $1.7 million to approximately 160 associates, and paid approximately $2.4 million in contract termination and other post-closure shutdown costs.

      In May 2000, the Company effected a retirement agreement with a former president and chief executive officer, and recorded a special charge of $2.4 million in the fourth quarter of fiscal 2000 related to the agreement. The agreement provided for salary continuation payments (including benefits), additional retirement benefits, and certain health and welfare continuation benefits.

RECEIVABLES SECURITIZATION PROGRAM

In fiscal 2000, the Company entered into a receivables securitization program. Under the program, the Company entered into an agreement to sell, on a revolving basis, certain of its accounts receivable to a wholly-owned, bankruptcy-remote subsidiary, which entered into an agreement to transfer, on a revolving basis, an undivided percentage ownership interest in a designated pool of accounts receivable to an unrelated third party purchaser. The purchase limit of the program is $45 million. These transactions are accounted for as a sale of accounts receivable. Under the terms of the program, billings within these portfolios provide new receivables that are added to the pool and collections reduce previously sold receivables. The Company settles the net change each month with the unrelated third party purchaser.

RESULTS OF OPERATIONS

The following table summarizes the consolidated results of operations for the periods indicated, as well as the percentages of categories relative to net sales. Results of operations for fiscal 2002 reflect the Company's sale of its Atlanta-based Creative Marketing operation in January 2002, which has been reported as a discontinued operation. As discussed above, fiscal year 2001 and 2000 results of operations have not been reclassified to reflect the Company's Creative Marketing division as a discontinued operation.

                                                         Years Ended June 30,
------------------------------------------------------------------------------------------------
(Dollars in millions)                        2002                 2001                 2000
------------------------------------------------------------------------------------------------
Net sales                             $447.3     100.0%    $526.3     100.0%    $552.7     100.0%
Cost of sales                          365.9      81.8      433.1      82.3      444.3      80.4
------------------------------------------------------------------------------------------------
Gross profit                            81.4      18.2%      93.2      17.7%     108.4      19.6%
------------------------------------------------------------------------------------------------
Selling and administrative expenses     54.0      12.1       58.1      11.0       66.1      11.9
Restructuring and other charges           --        --       19.9       3.8       36.5       6.6
------------------------------------------------------------------------------------------------
Operating income                        27.4       6.1%      15.2       2.9%       5.8       1.1%
------------------------------------------------------------------------------------------------
Interest expense                        16.1       3.6       19.7       3.7       23.0       4.2
Securitization costs                     1.1       0.2        2.7       0.5        1.5       0.3
Other, net                               0.3       0.1         --        --       (0.5)     (0.1)
------------------------------------------------------------------------------------------------
Income (loss) from continuing
 operations before income taxes          9.9       2.2%      (7.2)     (1.3)%    (18.2)     (3.3)%
Income tax expense (benefit)             4.9       1.1       (0.7)     (0.1)      (2.2)     (0.4)
------------------------------------------------------------------------------------------------
Income (loss) from continuing
  operations                             5.0       1.1%      (6.5)     (1.2)%    (16.0)     (2.9)%
Income (loss) from discontinued
  operations, net of tax                (1.2)     (0.3)        --        --         --        --
------------------------------------------------------------------------------------------------
Net income (loss)                     $  3.8       0.8%    $ (6.5)     (1.2)%   $(16.0)     (2.9)%
================================================================================================
Capital expenditures                  $ 12.0       2.7%    $ 15.9       3.0%    $ 16.5       3.0%


Comparison of Fiscal 2002 with Fiscal 2001

NET SALES

Net sales for fiscal 2002 were $447.3 million, compared to $526.3 million in fiscal 2001. These amounts included shipping and postage fees billed to customers totaling $40.2 million and $53.2 million for the respective years. Excluding the impact of operations that were closed or divested in fiscal 2002 and 2001, net sales in fiscal 2002 declined 6% from $476.0 million in 2001. Further excluding the impact of changes in paper prices and the pass-through costs of shipping and postage, net sales in fiscal 2002 from continuing operations declined 3% year over year.

     Within the Publisher Services segment, which includes the STM journal services, special interest magazines and books and directories divisions, net sales totaled $395.4 million for fiscal 2002, compared to $452.4 million in the prior year. These amounts included shipping and postage fees billed to customers totaling $37.4 million and $49.1 million for fiscal years 2002 and 2001, respectively. Excluding the impact of operations that were closed or divested, net sales for the Publisher Services segment in fiscal 2002 declined 7% from $426.3 million in fiscal 2001. Further excluding the impact of changes in paper prices and the pass-through costs of shipping and postage, net sales from recurring operations in fiscal 2002 declined 4%. The decline in year over year sales for this segment was largely due to volume and pricing pressures as a result of customer consolidation, overcapacity and reduced demand in a weak economy, as well as continued softness in advertising pages that impacted the Specialty Publications division.

     Net sales for the Specialty Packaging segment were $51.9 million for fiscal 2002, compared to $59.1 million in fiscal 2001. These amounts included shipping and postage fees billed to customers totaling $2.8 million and $3.8 million for fiscal years 2002 and 2001, respectively. Excluding the impact of operations that were closed, net sales in fiscal 2002 increased 5% from $49.7 million in fiscal 2001. The increase in recurring sales compared to the prior year was a result of new business wins and increased business from existing accounts.

GROSS PROFIT

Gross profit increased to 18.2% of net sales for fiscal 2002 compared to 17.7% of net sales in the prior year. The margin improvement was attributable to company-wide cost reduction efforts, improvement in facility efficiencies and improved product mix within the Specialty Packaging segment, offset in part by a reduction in sales revenues due to continued pricing pressures and decreased advertising revenues.

SELLING AND ADMINISTRATIVE EXPENSES

Selling and administrative expenses as a percentage of net sales were 12.1% and 11.0% for the years ended June 30, 2002 and 2001, respectively. The increased percentage in the current year reflected the impact of declining sales in fiscal 2002 and the effects in fiscal 2001 of a $1.5 million gain recognized under Statement of Financial Accounting Standards No. 133 "Accounting for Derivative

CADMUS COMMUNICATIONS CORPORATION AND SUBSIDIARIES

Instruments and Hedging Activities" and a $0.9 million gain resulting from the demutualization of one of the Company's pension investments. Excluding these one-time gains, selling and administrative expenses would have been 11.5% of net sales for fiscal 2001.

RESTRUCTURING AND OTHER EXPENSES

The Company recorded restructuring and other charges totaling $19.9 million ($13.5 million net of taxes) in fiscal 2001. Total restructuring and other costs consisted of asset write-downs of $5.5 million, the write-off of intangible assets related primarily to the Company's Atlanta-based packaging logistics operations totaling $4.0 million, involuntary termination costs of $3.7 million, contract termination costs of $3.4 million, and other post-closure shutdown costs of $0.6 million. Involuntary termination costs relate to approximately 250 employees. Restructuring and other charges for fiscal 2001 also included $2.7 million related to the final settlement of certain post-closing contingencies and other facility closure costs associated with the sale of the Company's Dynamic Diagrams subsidiary.

OPERATING INCOME

Operating income for fiscal 2002 was $27.4 million, compared to $15.2 million in fiscal 2001. Excluding restructuring and other charges reported in fiscal 2001, operating income totaled 6.1% of net sales in fiscal 2002, compared to 6.7% of net sales in fiscal 2001. Operating margins were favorably impacted by company-wide cost reduction efforts and improved facility efficiencies, which helped to mitigate the negative impacts of continued pricing pressures and reduction in advertising pages within the Publisher Services segment.

INTEREST AND OTHER EXPENSES

Interest and securitization costs declined to $17.2 million in fiscal 2002, compared to $22.4 in fiscal 2001. The decline in interest expense was attributable to lower debt levels, lower year-over-year short-term interest rates and the impact of the Company's interest rate swap agreement. Interest expense for fiscal 2002 included $0.3 million in deferred loan cost write-offs in connection with an amendment to the Company's senior bank credit facility.

INCOME TAXES

The Company's effective tax rate on continuing operations for fiscal 2002 was 49.5%, compared to an income tax benefit at an effective tax rate of 9.6% for fiscal 2001. Excluding restructuring and other charges, the effective tax rate for fiscal 2001 was 45.2%. The variation in rates was primarily attributable to the impact of non-tax deductible goodwill amortization and the recognition of certain state net operating loss carryforwards in fiscal 2001.

DISCONTINUED OPERATIONS

In the third quarter of fiscal 2002, the Company recorded a $1.2 million loss, net of taxes, in connection with the sale of its Atlanta-based Creative Marketing division. The Company has reported the sale as a discontinued operation in fiscal 2002 (See Application of Critical Accounting Policies).

EARNINGS PER SHARE

Net income per share, assuming dilution, totaled $.41 in fiscal 2002, compared to a net loss per share of $(.73) in fiscal 2001. Excluding restructuring and other charges, earnings per share totaled $.70 for fiscal 2001.

COMPARISON OF FISCAL 2001 WITH FISCAL 2000

NET SALES

Net sales for fiscal 2001 totaled $526.3 million, as compared to $552.7 million in fiscal 2000. These amounts included shipping and postage fees billed to customers totaling $53.2 million and $56.4 million for the respective years. Excluding the impact of divested and closed operations in fiscal 2001 and 2000, net sales for fiscal 2001 totaled $490.4 million, a 4% increase over the prior year of $470.6 million.

     Publisher Services net sales for fiscal 2001 totaled $452.4 million, as compared to $450.1 million in fiscal 2000. Adjusted for divested and closed operations in fiscal 2001 and 2000, net sales for Publisher Services during fiscal 2001 increased 5% to $426.3 million from $406.1 million in the prior year. This increase in sales reflected growth in STM journal services and books and directories sales that was offset in part by a decline in special interest magazine sales. The increase in STM journal sales included double-digit growth in content management revenues primarily as a result of increased total page count. The increase in professional books and directories sales was attributable to growth from existing customers and net new business. The decline in special interest magazine sales was primarily the result of a reduction in advertising pages and continued softness in the U. S. economy.

     Specialty packaging net sales for fiscal 2001 totaled $59.2 million, as compared to $74.9 million in fiscal 2000. Excluding the impact of divested and closed operations, net sales for Specialty Packaging during fiscal 2001 declined 5% to $49.7 million from $52.4 million in the prior year. The decline in sales was attributable to an industry-wide slowdown and reduced purchases by high-tech customers.

     Other sales in fiscal 2001 totaled $14.8 million and related to the Company's Atlanta-based Creative Marketing operation, which was sold in fiscal 2002. In fiscal 2000, other sales totaled $27.6 million and related to the Company's Atlanta-based Point of Purchase business, the Richmond- and Charlotte-based marketing agencies, and the Atlanta-based Cadmus Creative Marketing division, which have all been divested or closed.

GROSS PROFIT

Gross profit margins decreased to 17.7% for fiscal 2001 compared to 19.6% for fiscal 2000. The margin decline was a result of additional costs associated with certain strategic and operational initiatives in the STM journal services division, the decline in specialty packaging sales, losses incurred in the Company's Atlanta-based packaging logistics and Richmond-based commercial and magazine printing operations that have now been closed, and pricing and competitive pressures from a consolidating customer base.

SELLING AND ADMINISTRATIVE EXPENSES

Selling and administrative expenses expressed as a percentage of net sales declined to 11.0% in fiscal 2001 from 11.9% in fiscal 2000. The improvement was due to the favorable impact of fiscal 2000 and 2001 restructuring actions, lower management incentive costs, the effects in fiscal 2001 of a $1.5 million gain recognized under Statement of Financial Accounting Standards No. 133 "Accounting for Derivative Instruments and Hedging Activities," and a $0.9 million reduction in pension expense resulting from the demutualization of one of the Company's pension investments.

RESTRUCTURING AND OTHER CHARGES

In fiscal 2000, the Company recorded restructuring charges totaling $34.1 million ($25.5 million net of taxes). Total restructuring and other charges included the write-off of intangible assets related to the Company's Point of Purchase division of $11.1 million, the $6.2 million write-off of redundant manufacturing software resulting from the integration of Mack, a $0.7 million net gain from the closure and divestiture of the two marketing businesses, asset write-downs of $8.5 million, involuntary termination costs of $5.3 million, contract termination costs of $3.2 million, and other post-closure shutdown costs of $0.5 million. Involuntary termination costs related to approximately 220 associates located within the Point of Purchase division, Publisher Services segment, and the corporate location. All fiscal 2000 restructuring actions are substantially completed.

     The Company also recorded a special charge of $2.4 million in the fourth quarter of fiscal 2000 related to the retirement of a former president and chief executive officer of the Company.

OPERATING INCOME

Operating income was $15.2 million for fiscal 2001 compared to $5.8 million for fiscal 2000. Excluding restructuring and other charges, operating income was $35.1 million for fiscal 2001 compared to $42.3 million for fiscal 2000. The decline in operating income before restructuring and other charges was primarily the result of the following: (1) operating losses from the Company's Atlanta-based packaging logistics and Richmond-based commercial and magazine printing businesses that have now been closed or consolidated with other businesses, (2) declines in special interest magazine and specialty packaging sales, and (3) continued spending on content management and related operational initiatives.

INTEREST EXPENSE AND SECURITIZATION COSTS

Interest expense and securitization costs totaled $22.4 million, a decrease of $2.1 million from $24.5 million in fiscal 2000. This net decrease was a result of lower debt levels, overall lower interest rates, and the interest rate benefit from expansion of the Company's receivables securitization.

INCOME TAXES

The Company recognized an income tax benefit at an effective tax rate of 9.6% for fiscal 2001 compared to an effective tax rate of 12.0% in fiscal 2000. The variation in rates was primarily attributable to the impact of non-tax deductible goodwill amortization. Excluding restructuring and other charges, the effective tax rate for fiscal 2001 was 45.2%, compared to 41.5% for fiscal 2000.

EARNINGS PER SHARE

The Company recorded a $(.73) loss per share, assuming dilution, in fiscal 2001 compared to a $(1.78) loss per share in fiscal 2000. Excluding restructuring and other charges, earnings per share totaled $.70 and $1.14 for fiscal years 2001 and 2000, respectively.

CADMUS COMMUNICATIONS CORPORATION AND SUBSIDIARIES

LIQUIDITY AND CAPITAL RESOURCES

OPERATING ACTIVITIES

Net cash provided by operating activities was $41.0 million for fiscal 2002, compared to $36.5 million for fiscal 2001. The $4.5 million improvement was primarily attributable to reduced working capital commitments as a result of inventory reduction initiatives, disbursements management, a decrease in required cash contributions to the Company's pension plan and a decrease in restructuring payments made.

     Net cash provided by operating activities was $36.5 million for fiscal 2001, compared to $41.5 million for fiscal 2000. Included in cash provided by operating activities were pension plan payments of $5.8 million in 2001 compared to $2.0 million in 2000, and restructuring payments of $7.4 million and $8.8 million for each respective year. Additionally, in fiscal 2000 the Company received $2.6 million in proceeds from loans and death benefits on certain executive life insurance policies owned by the Company. Adjusted for pension plan payments, restructuring payments and the life insurance proceeds, net cash provided by operating activities remained level at $49.7 million in each of fiscal years 2001 and 2000.

INVESTING ACTIVITIES

      Net cash used in investing activities totaled $6.8 million in fiscal 2002. Capital expenditures of $12.0 million included investments in an 8-unit sheetfed press, digital prepress equipment, building improvements and new business and manufacturing systems. Reported capital expenditures in fiscal 2002 do not reflect the impact of transferred and redeployed production equipment as a result of the Company's consolidation of its operations in fiscal 2002 and 2001. Proceeds from the sale of property, plant and equipment in fiscal 2002 totaled $3.7 million, and related primarily to the sale of a composition facility located in Akron, Pennsylvania, a press at the Company's Charlotte facility, and a warehouse facility located in Lancaster, Pennsylvania. Net proceeds from divested operations totaled $1.5 million and related to the sale of the Company's Atlanta-based Creative Marketing division. The Company estimates that capital expenditures for fiscal 2003 will total approximately $17 million.

      Net cash used in investing activities totaled $13.0 million in fiscal 2001. Capital expenditures were $15.9 million and included investments in digital prepress equipment, manufacturing equipment, and new business and manufacturing systems. Partially offsetting these expenditures was $3.4 million in proceeds from the sale of the Company's former point of purchase manufacturing facility in Atlanta and the sale of certain manufacturing equipment. During fiscal 2001, the Company made a $3.1 million strategic investment in Xyvision Enterprise Solutions, Inc., a developer of XML content management and publishing software. The Company also realized net proceeds of $4.2 million related to the sale of its Dynamic Diagrams business.

      Net cash used in investing activities was $8.5 million for fiscal 2000. Capital expenditures totaled $16.5 million and included investments primarily in prepress and manufacturing equipment, and new business and manufacturing systems. Proceeds from the sale of property, plant and equipment totaled $5.5 million, and related primarily to the sale of a manufacturing facility and related equipment in the point of purchase division. Net proceeds from the sale of the Charlotte-based marketing agency totaled $3.7 million.

FINANCING ACTIVITIES

Net cash used in financing activities was $36.2 million for fiscal 2002 compared to $26.8 million for fiscal 2001. Cash provided by operating activities was used to pay down $23.7 million on the Company's revolving credit facility, to pay off a $2.6 million mortgage on the Company's Lancaster facility and to fund $1.8 million in dividend payments. The Company also received $0.4 million in proceeds from the exercise of stock options. Lower sales and funding rates at June 30, 2002, combined with the removal of receivables from the securitization program for closed operations, resulted in a reduction of $8.5 million in funding under the Company's receivables securitization program.

      On June 21, 2002, the Company amended its senior bank credit agreement to provide for a $78.0 million revolving bank facility with a group of six banks, reducing the commitment from the Company's $105.0 million amended and restated senior bank credit agreement dated June 2001. The facility is secured by substantially all of the Company's real, personal, and mixed property, is jointly and severally guaranteed by each of the Company's present and future significant subsidiaries, and is secured by a pledge of the capital stock of present and future significant subsidiaries.

      The senior bank credit facility will mature on March 31, 2004. The original term loan facility under the senior bank credit facility was to amortize in scheduled quarterly installments beginning in June 1999 and maturing on March 31, 2004. During the year ended June 30, 2000, the Company repaid the outstanding balance of the term loan facility in full with proceeds from its asset securitization program.

      The Company uses an accounts receivable securitization program to fund some of its working capital requirements. At June 30, 2002 and 2001, approximately $29.5 million and $38.0 million, respectively, of net accounts receivable had been sold by the Company's wholly-owned, bankruptcy-remote subsidiary to an unrelated third party purchaser under the securitization program. The sales were reflected in the Consolidated Balance Sheets as a reduction of accounts receivable.

      Total debt at June 30, 2002, was $157.2 million, down from $183.0 million at June 30, 2001. The Company's debt-to-total capital ratio, defined as long-term debt as a percentage of total long-term debt plus total shareholder's equity, was 58.5% at June 30, 2002, down from 62.6% at June 30, 2001, primarily due to the reduction in overall debt levels.

      Net cash used in financing activities was $26.8 million for fiscal 2001. Short-term borrowings and cash provided by operating activities were used to fund working capital requirements, to pay down $25.0 million in debt (net of debt reduction due to the receivables securitization program), and to fund $1.8 million in dividend payments.

      Net cash used in financing activities was $31.6 million for fiscal 2000. Short-term borrowings and cash provided by operating activities were used to fund working capital requirements, to pay down $29.9 million in debt (net of the securitization program), and to fund $1.8 million in dividend payments.

      The primary cash requirements of the Company are for debt service, capital expenditures, and working capital. The primary sources of liquidity are cash flow provided by operations and unused capacity under the Company's senior bank credit and receivables securitization facilities. The future operating performance and the ability to service or refinance the Company's debt depends on the ability to implement the Company's business strategy and on general economic, financial, competitive, legislative, regulatory and other factors, many of which are beyond the control of the Company. The Company believes that these sources will provide sufficient liquidity and capital resources to meet its operating requirements for capital expenditures and working capital requirements.

MARKET RISK

At June 30, 2002, the Company had one fixed-to-floating fair value interest rate swap agreement outstanding with a notional amount of $35 million. Under the swap agreement, the Company receives interest payments at a fixed rate of 9.75% and pays interest at a variable rate that is based on six-month LIBOR plus a spread. The swap agreement met the hedging criteria for no ineffectiveness in its hedge against changes in the fair market value of the 9.75% senior subordinated notes due in 2009. The fair value of the Company's interest rate swap agreement at June 30, 2002, was $0.5 million, which is recorded in the Consolidated Balance Sheets in other long-term assets with an offset in long term debt. Additional information on the Company's hedging arrangements is provided in Note 7 to Consolidated Financial Statements.

      The notional amount of each swap contract does not represent exposure to credit loss. In the event of default by the counterparties, the risk, if any, is the cost of replacing the swap agreement at current market rates. The Company continually monitors its positions and the credit rating of its counterparties and limits the amount of agreements it enters into with any one party. Management does not anticipate nonperformance by the counterparties; however, if incurred, any such loss would be immaterial. Additional information on the hedging instruments is provided in Note 7 to Consolidated Financial Statements.

      If short term interest rates were to be either higher or lower by one percentage point throughout fiscal 2003, and assuming the average amount outstanding under the Company's senior bank credit facility were consistent with fiscal 2002 and that the average interest rate paid by the Company on the floating portion of its fair value interest rate swap agreement were to be either higher or lower by one percentage point throughout fiscal 2003, the Company's interest expense and income before taxes would change by approximately $0.5 million. If program costs under the securitization program were to be either higher or lower by one percentage point throughout fiscal 2003, and assuming the average amount outstanding under the Company's securitization program were consistent with fiscal 2002, the Company's securitization costs and income before taxes would change by approximately $0.3 million.

      Statements made in the previous discussion and throughout this report on Form 10-K relating to Cadmus' future prospects and performance are "forward-looking statements" that are subject to risks and uncertainties, both known and unknown, that could cause actual results to differ materially from those expressed or implied by such statements. Factors that could cause actual results to differ materially from management's projections, forecasts, estimates and expectations may include factors that are beyond Cadmus' ability to control or estimate precisely, such as estimates of future market conditions and the behavior of other market participants. Other potential risks and uncertainties include but are not limited to: (1) the overall economic environment in North America, (2) our ability to develop and market new capabilities and services to take advantage of technology changes in the publishing process, especially for scientific, technical and medical journals, (3) significant price pressure in the markets in which we compete, (4) the loss of significant customers or the decrease in demand from customers, (5) our ability to continue to obtain improved efficiencies and lower production costs, (6) adverse changes in our product sales mix, (7) the impact of industry consolidation among key customers,
(8) our ability to successfully complete certain consolidation initiatives and effect other restructuring actions, and (9) our ability to operate profitably and effectively with high levels of indebtedness. Other risk factors are detailed from time to time in our Securities and Exchange Commission filings. The information provided in this report is provided only as of the date of this report, and we undertake no obligation to update any forward-looking statements made herein.

CADMUS COMMUNICATIONS CORPORATION AND SUBSIDIARIES

SELECTED QUARTERLY DATA (UNAUDITED)

                                                                                   2002 Quarters Ended (1)
--------------------------------------------------------------------------------------------------------------------------------
(In thousands, except per share data)                          Sept 30            Dec 31            Mar 31             June 30
--------------------------------------------------------------------------------------------------------------------------------
Net sales                                                   $    111,249       $    114,354      $    112,656       $    109,020
Gross profit                                                      18,766             21,114            20,667             20,859
Income from continuing operations                                    561              1,332             1,548              1,550
Income (loss) from discontinued operations, net of tax               (39)                 8            (1,205)                --
Net income                                                           522              1,340               343              1,550
Per share data:(2)

     Income from continuing operations                               .06                .15               .17                .17
     Loss from discontinued operations                                --                 --              (.13)                --
     Net income                                                      .06                .15               .04                .17
     Cash dividends                                                  .05                .05               .05                .05
Operating data, before one-time items:(3)
     Operating income                                              5,852              6,846             7,363              7,316
     EBITDA(4)                                                    12,035             13,016            13,803             13,354
     Net income per share(2)                                         .06                .15               .17                .19
     EBITDA per share(2) (4)                                        1.34               1.45              1.52               1.46

Stock market price data:

     High                                                   $     12.160       $     11.500      $     12.000       $     14.640
     Low                                                           6.750              7.900            10.150             10.950
     Close                                                         8.600             10.750            11.950             11.220


                                                                                    2001 Quarters Ended
--------------------------------------------------------------------------------------------------------------------------------
                                                                Sept 30            Dec 31           Mar 31             June 30
--------------------------------------------------------------------------------------------------------------------------------
Net sales                                                   $    128,742       $    140,180      $    135,617       $    121,751
Gross profit                                                      24,850             24,438            22,880             21,051
Net income (loss)                                                  2,251              1,860            (9,544)            (1,057)
Per share data:(2)
     Net income (loss)                                               .25                .21             (1.07)              (.12)
     Cash dividends                                                  .05                .05               .05                .05
Operating data, before one-time items:(3)
     Operating income                                             10,524             10,552             7,030              6,971
     Net income                                                    2,694              2,824               504                953
     EBITDA(4)                                                    17,202             17,102            13,674             13,293
     Net income per share(2)                                         .30                .32               .06                .11
     EBITDA per share(2) (4)                                        1.92               1.91              1.53               1.49

Stock market price data:
     High                                                   $      9.875       $      9.125      $     11.125       $     12.300
     Low                                                           7.375              5.500             7.000              8.375
     Close                                                         8.125              9.125            10.625             11.110

(1) Results of operations for fiscal year 2002 have been reclassified to reflect the sale of the Company's Creative Marketing division as a discontinued operation. See Note 1 of Notes to Consolidated Financial Statements.

(2)   Income per share data assumes dilution.

(3) Excludes the impact of discontinued operations for fiscal 2002, the effects of a $0.3 million write-off of deferred financing costs in connection with the Company's amendment of its bank credit facility in fiscal 2002, and the effects of restructuring and other charges of $19.9 million ($13.5 million net of tax) in fiscal 2001.

(4) Earnings before interest, taxes, depreciation, amortization and securitization costs.

CADMUS COMMUNICATIONS CORPORATION AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF OPERATIONS


                                                              Years Ended June 30
-----------------------------------------------------------------------------------------------
(In thousands, except per share data)                  2002             2001             2000
-----------------------------------------------------------------------------------------------
Net sales                                          $  447,279       $  526,290       $  552,692
-----------------------------------------------------------------------------------------------
Operating expenses:
     Cost of sales                                    365,873          433,071          444,304
     Selling and administrative                        54,029           58,142           66,071
     Restructuring and other charges                       --           19,905           36,544
-----------------------------------------------------------------------------------------------
                                                      419,902          511,118          546,919
-----------------------------------------------------------------------------------------------
Operating income                                       27,377           15,172            5,773
-----------------------------------------------------------------------------------------------
Interest and other expenses:
     Interest                                          16,093           19,666           23,002
     Securitization costs                               1,110            2,748            1,489
     Other, net                                           292              (65)            (517)
-----------------------------------------------------------------------------------------------
                                                       17,495           22,349           23,974
-----------------------------------------------------------------------------------------------
Income (loss) from continuing operations
     before income taxes                                9,882           (7,177)         (18,201)
Income tax expense (benefit)                            4,891             (687)          (2,191)
-----------------------------------------------------------------------------------------------
Income (loss) from continuing operations                4,991           (6,490)         (16,010)
Loss from discontinued operations,
     net of $40 in income taxes                        (1,236)              --               --
-----------------------------------------------------------------------------------------------
Net income (loss)                                  $    3,755       $   (6,490)      $  (16,010)
===============================================================================================
Earnings per share - basic:

     Income (loss) from continuing operations      $      .56       $     (.73)      $    (1.78)
     Loss from discontinued operations                   (.14)              --               --
===============================================================================================
Net income (loss)                                  $      .42       $     (.73)      $    (1.78)
===============================================================================================
Weighted-average common shares outstanding              8,962            8,938            8,990
===============================================================================================

Earnings per share - diluted:
     Income (loss) from continuing operations      $      .55       $     (.73)      $    (1.78)
     Loss from discontinued operations                   (.14)              --               --
-----------------------------------------------------------------------------------------------
Net income (loss)                                  $      .41       $     (.73)      $    (1.78)
===============================================================================================
Weighted-average common shares outstanding,
     assuming dilution                                  9,049            8,938            8,990
===============================================================================================

See accompanying Notes to Consolidated Financial Statements

CADMUS COMMUNICATIONS CORPORATION AND SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS

                                                                                At June 30
--------------------------------------------------------------------------------------------------
(In thousands, except share data)                                         2002             2001
--------------------------------------------------------------------------------------------------
ASSETS
Current assets:
     Cash and cash equivalents                                         $    1,196       $    3,130
     Accounts receivable, less allowance for doubtful
      accounts ($1,962 in 2002 and $1,741 in 2001)                         34,845           33,662
     Inventories                                                           19,545           24,863
     Deferred income taxes                                                  3,653            5,690
     Prepaid expenses and other                                             4,791            5,922
--------------------------------------------------------------------------------------------------
     Total current assets                                                  64,030           73,267
--------------------------------------------------------------------------------------------------
Property, plant and equipment, net                                        124,040          138,002
Goodwill and other intangibles, net                                       167,788          172,436
Other assets                                                               13,737           13,723
--------------------------------------------------------------------------------------------------
TOTAL ASSETS                                                           $  369,595       $  397,428
==================================================================================================

LIABILITIES AND SHAREHOLDERS' EQUITY
Current liabilities:

     Current maturities of long-term debt                              $       --       $    2,572
     Accounts payable                                                      38,322           28,021
     Accrued expenses and other current liabilities                        24,966           32,580
     Restructuring reserve                                                  1,127            6,253
==================================================================================================
      Total current liabilities                                            64,415           69,426
--------------------------------------------------------------------------------------------------
Long-term debt, less current maturities                                   157,246          180,415
Other long-term liabilities                                                29,300           29,823
Deferred income taxes                                                       7,120            8,206
--------------------------------------------------------------------------------------------------
      Total liabilities                                                   258,081          287,870
--------------------------------------------------------------------------------------------------
Shareholders' equity:
     Common stock ($.50 par value; authorized shares-
      16,000,000; issued and outstanding shares- 8,992,000
      in 2002 and 8,938,000 in 2001)                                        4,496            4,469
     Capital in excess of par value                                        67,805           67,363
     Unearned compensation                                                    (77)              --
     Retained earnings                                                     40,282           38,319
     Accumulated other comprehensive loss                                    (992)            (593)
--------------------------------------------------------------------------------------------------
      Total shareholders' equity                                          111,514          109,558
--------------------------------------------------------------------------------------------------
TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY                             $  369,595       $  397,428
==================================================================================================

See accompanying Notes to Consolidated Financial Statements

CADMUS COMMUNICATIONS CORPORATION AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS


                                                                                 Years Ended June 30
--------------------------------------------------------------------------------------------------------------
(In thousands)                                                            2002           2001           2000
--------------------------------------------------------------------------------------------------------------
OPERATING ACTIVITIES
Net income (loss)                                                       $  3,755       $ (6,490)      $(16,010)
Adjustments to reconcile net income (loss) to net
cash provided by operating activities:
     Depreciation and amortization                                        25,282         26,129         26,047
     Restructuring and other charges                                          --         19,905         36,544
     Loss on disposal of discontinued operations                           1,205             --             --
     Other, net                                                            2,153          1,306           (857)
--------------------------------------------------------------------------------------------------------------
                                                                          32,395         40,850         45,724
--------------------------------------------------------------------------------------------------------------
Changes in operating assets and liabilities, excluding
debt and effects of acquisitions:
     Accounts receivable, excluding effects of securitization              3,695          3,598         12,536
     Inventories                                                           2,861            (29)         4,513
     Accounts payable and accrued expenses                                 7,135          2,086        (15,522)
     Restructuring payments                                               (4,110)        (7,401)        (8,815)
     Other current assets                                                  1,091          1,827          2,419
     Pension payments                                                     (2,053)        (5,795)        (2,021)
     Other, net                                                               23          1,355          2,692
--------------------------------------------------------------------------------------------------------------
                                                                           8,642         (4,359)        (4,198)
--------------------------------------------------------------------------------------------------------------
     Net cash provided by operating activities                            41,037         36,491         41,526
--------------------------------------------------------------------------------------------------------------
INVESTING ACTIVITIES
Purchases of property, plant and equipment                               (12,017)       (15,911)       (16,484)
Proceeds from sales of property, plant and equipment                       3,696          3,355          5,495
Investment in unconsolidated businesses                                       --         (3,132)            --
Net proceeds from sale of divested businesses                              1,500          4,207          3,683
Other, net                                                                    --         (1,484)        (1,242)
--------------------------------------------------------------------------------------------------------------
     Net cash used in investing activities                                (6,821)       (12,965)        (8,548)
--------------------------------------------------------------------------------------------------------------
FINANCING ACTIVITIES
Proceeds from (net payments on) receivables securitization program        (8,453)        (6,300)        44,300
Repayment of long-term borrowings                                         (2,572)          (118)        (1,424)
Repayment of long-term revolving credit facility                         (23,700)       (18,600)       (71,150)
Repayment of tax-exempt bonds                                                 --             --         (1,600)
Dividends paid                                                            (1,792)        (1,789)        (1,795)
Proceeds from exercise of stock options                                      367             --             34
--------------------------------------------------------------------------------------------------------------
     Net cash used in financing activities                               (36,150)       (26,807)       (31,635)
--------------------------------------------------------------------------------------------------------------
(Decrease) increase in cash and cash equivalents                          (1,934)        (3,281)         1,343
Cash and cash equivalents at beginning of year                             3,130          6,411          5,068
--------------------------------------------------------------------------------------------------------------
Cash and cash equivalents at end of year                                $  1,196       $  3,130       $  6,411
==============================================================================================================

See accompanying Notes to Consolidated Financial Statements

CADMUS COMMUNICATIONS CORPORATION AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF SHAREHOLDERS' EQUITY


                                               Common                         Accumulated
                                               Stock    Capital in               Other
                                                Par     Excess of   Retained  Comprehensive   Unearned
(in thousands)                         Shares  Value    Par Value   Earnings  Income (Loss)    Income      Total
------------------------------------------------------------------------------------------------------------------
Balance at June 30, 1999               9,011   $4,505   $ 68,001   $ 64,403        $(376)     $     --   $ 136,533
Net loss                                  --       --         --    (16,010)                        --     (16,010)
Change in minimum pension liability
     net of $112 in deferred taxes        --       --         --         --         (112)           --        (112)
                                                                                                         ---------
       Comprehensive loss                                                                                  (16,122)
                                                                                                         ---------
Cash dividends - $.20 per share           --       --         --     (1,795)          --            --      (1,795)
Retirement of common stock               (76)     (38)      (670)        --           --            --        (708)
Shares issued upon exercise
     of stock options                      3        2         32         --           --            --          34
------------------------------------------------------------------------------------------------------------------
Balance at June 30, 2000               8,938    4,469     67,363     46,598         (488)           --     117,942
Net loss                                  --       --         --     (6,490)          --            --      (6,490)
Change in minimum pension liability
     net of  $55 in deferred taxes        --       --         --         --         (105)           --        (105)
                                                                                                         ---------
       Comprehensive loss                                                                                   (6,595)
                                                                                                         ---------
Cash dividends - $.20 per share           --       --         --     (1,789)          --            --      (1,789)
------------------------------------------------------------------------------------------------------------------
BALANCE AT JUNE 30, 2001               8,938    4,469     67,363     38,319         (593)           --     109,558
NET INCOME                                --       --         --      3,755           --            --       3,755
CHANGE IN MINIMUM PENSION LIABILITY,
    NET OF $266 IN DEFERRED TAXES         --       --         --         --         (399)           --        (399)
                                                                                                         ---------
       COMPREHENSIVE INCOME                                                                                  3,356
                                                                                                         ---------
CASH DIVIDENDS - $.20 PER SHARE           --       --         --     (1,792)          --            --      (1,792)
SHARES ISSUED UPON EXERCISE
    OF STOCK OPTIONS                      39       20        347         --           --            --         367
RESTRICTED STOCK AWARD                    15        7         95         --           --           (77)         25
------------------------------------------------------------------------------------------------------------------
BALANCE AT JUNE 30, 2002               8,992   $4,496   $ 67,805   $ 40,282        $(992)     $    (77)  $ 111,514
==================================================================================================================


See accompanying Notes to Consolidated Financial Statements

CADMUS COMMUNICATIONS CORPORATION AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS


1. SIGNIFICANT ACCOUNTING POLICIES

BASIS OF CONSOLIDATION. The consolidated financial statements include the accounts and operations of Cadmus Communications Corporation and Subsidiaries (the "Company" or "Cadmus"), a Virginia corporation. All significant intercompany accounts and transactions have been eliminated in consolidation.

NATURE OF OPERATIONS. Headquartered in Richmond, Virginia, Cadmus Communications Corporation provides end-to-end integrated graphic communications services to professional publishers, not-for-profit societies, and corporations. Cadmus is the world's largest provider of content management and production services to scientific, technical and medical ("STM") journal publishers, the fourth largest periodicals printer in North America, and a leading provider of specialty packaging and promotional printing services. The Company is focused around its Publisher Services segment, which provides products and services to both not-for-profit and commercial publishers in three primary product lines: STM journals, special interest and trade magazines, and books and directories. Publisher Services provides a full range of content management, editorial, prepress, printing, reprinting, warehousing and distribution services under the division names of Cadmus Professional Communications, Cadmus Specialty Publications, and Cadmus Port City Press. In addition, the Company's Specialty Packaging segment provides high quality specialty packaging, assembly, fulfillment and distribution services.

CASH AND CASH EQUIVALENTS. Cash and cash equivalents include all cash balances and highly liquid investments with an original maturity of three months or less.

REVENUE RECOGNITION. Substantially all products are produced to customer specifications. The Company recognizes revenue when service projects are completed or products are shipped.

SHIPPING AND HANDLING FEES. In July 2000, the Emerging Issues Task Force ("EITF") of the Financial Accounting Standards Board reached a consensus on Issue 00-10, "Accounting for Shipping and Handling Fees and Costs." EITF 00-10 requires companies to classify as revenues any shipping and handling fees billed to customers. Prior to adoption of this pronouncement, shipping and postage revenues and shipping and postage expenses were included in cost of sales. Shipping and postage fees recorded in revenues totaled approximately $40.2 million, $53.2 million and $56.4 million for 2002, 2001 and 2000, respectively.

DISCONTINUED OPERATIONS. In August 2001, the Financial Accounting Standards Board ("FASB") issued Statement of Financial Accounting Standards ("SFAS") No. 144 "Accounting for the Impairment or Disposal of Long-Lived Assets" which addresses the financial accounting and reporting for the impairment or disposal of long-lived assets. This statement is effective for fiscal years beginning after December 15, 2001, and interim periods within those fiscal years. The Company early adopted SFAS No. 144 in the third quarter of fiscal 2002. In the third quarter of fiscal 2002, the Company recorded a $1.2 million loss, net of taxes, in connection with the sale of its Atlanta-based Creative Marketing division. The Company has reported the sale as a discontinued operation for fiscal 2002. The Company did not reclassify the results of the Creative Marketing division as a discontinued operation in prior years because, as displayed in the table below, the changes that would result from a reclassification would not be material to the consolidated financial statements for fiscal 2001 or 2000. The Creative Marketing division accounted for less than 5% of sales, operating income and income from continuing operations (before restructuring and other charges) in each of the two fiscal years. In addition, the impact of reclassifying would have no impact on the Company's reported net income (loss), compliance with loan covenants or other contractual requirements, and no significant impact on earnings trends. The Company also notes that fiscal years 2001 and 2000 were audited by Arthur Andersen LLP ("AA"). If the Company were to restate the consolidated financial statements for these two years to reflect the Creative Marketing division as a discontinued operation, generally accepted auditing standards would require the Company to either have the firm that initially audited those two years audit any adjustments, or have the financial statements for those two years reaudited. Given AA's unavailability to reissue its audit report, a reaudit would be necessary. Since the Company has concluded that the changes would not be material, the Company has determined, and its Audit Committee has concurred, that the benefits, if any, of reauditing fiscal 2001 and 2000 do not justify the costs of, or the delay associated with, a reaudit.


                                                   Fiscal 2001                                       Fiscal 2000
-------------------------------------------------------------------------------------------------------------------------------
                                                     Income                                            Income
(In thousands)                        Sales          (Loss)             EPS             Sales          (Loss)             EPS
-------------------------------------------------------------------------------------------------------------------------------
As reported                         $526,290        $ (6,490)        $   (.73)        $552,692        $(16,010)        $  (1.78)
Impact of Creative Marketing          14,774             342              .04           12,125             242              .03
-------------------------------------------------------------------------------------------------------------------------------
As Adjusted                         $511,516        $ (6,832)        $   (.77)        $540,567        $(16,252)        $  (1.81)
===============================================================================================================================

CADMUS COMMUNICATIONS CORPORATION AND SUBSIDIARIES

INVENTORIES. Inventories are valued at the lower of cost, as determined using the first-in, first-out method, or market.

PROPERTY, PLANT, AND EQUIPMENT. Property, plant, and equipment is stated at cost, net of accumulated depreciation. Major renewals and improvements are capitalized, whereas ordinary maintenance and repair costs are expensed as incurred. Gains or losses on disposition of assets are reflected in earnings and the related asset costs and accumulated depreciation are removed from the respective accounts. Depreciation is calculated by the straight-line method based on useful lives of 30 years for buildings and improvements, and 3-to-10 years for machinery, equipment, and fixtures.

GOODWILL. Through fiscal 2002, the Company amortized costs in excess of fair value of net assets of businesses acquired (goodwill) using the straight-line method over a period not to exceed 40 years. Accordingly, recoverability was reviewed annually or sooner if events or changes in circumstances indicated that the carrying amount may not be recovered. Recoverability is determined by comparing the undiscounted net cash flows of the assets to which the goodwill applied to the net book value, including goodwill, of those assets. The Company had $167.8 million and $172.4 in goodwill and other intangible assets, at June 30, 2002 and 2001, respectively. Accumulated amortization at June 30, 2002 and 2001, was $13.4 million and $11.6 million, respectively. Amortization expense was $4.8 million, $5.1 million, and $5.3 million for fiscal years 2002, 2001, and 2000, respectively.

     On June 30, 2001, the Financial Accounting Standards Board ("FASB") issued Statement of Financial Accounting Standards ("SFAS") No. 142 "Goodwill and Other Intangible Assets" which changed the accounting for goodwill and intangible assets. SFAS No. 142 requires that goodwill no longer be amortized. Rather, goodwill will be subject to at least an annual assessment for impairment by applying a fair-value-based test. Annual goodwill impairment losses will be classified as a component of income from continuing operations.

     The Company was required to adopt SFAS No. 142 on July 1, 2002 and perform a fair market valuation analysis of goodwill as of the same date. The Company will test goodwill for impairment using the two-step process prescribed in SFAS No. 142. The first step is a screen for potential impairment, while the second step measures the amount of the impairment. The Company expects to perform the required impairment tests of goodwill and identify whether an impairment exists under this statement by the end of the first quarter of fiscal 2003. Based on steps the Company has taken to prepare for the adoption of SFAS No. 142, the Company anticipates that between $45 million and $60 million of the goodwill related to the Publisher Services business will be impaired using the impairment test required by SFAS No. 142. Any impairment charge resulting from these transitional impairment tests will be reflected as a cumulative effect of a change in accounting principle in the first quarter of fiscal 2003.

EARNINGS PER SHARE. Basic earnings per share is computed on the basis of weighted-average common shares outstanding. Diluted earnings per share is computed on the basis of weighted-average common shares outstanding plus common shares contingently issuable upon the exercise of dilutive stock options. Incremental shares for dilutive stock options, computed under the treasury stock method, totaled 87,000 in fiscal 2002. There were no incremental shares for dilutive stock options in fiscal years 2001 or 2000.

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

INCOME TAXES. In accordance with SFAS No. 109, the Company recognized deferred tax liabilities and assets for the expected future tax consequences of temporary differences between the financial reporting basis and tax basis of assets and liabilities.

IMPACT OF SFAS NO. 133, ACCOUNTING FOR DERIVATIVE INSTRUMENTS AND HEDGING ACTIVITIES. Effective July 1, 2000, the Company adopted SFAS No. 133, "Accounting for Derivative Instruments and Hedging Activities." This statement establishes accounting and reporting standards for derivative financial instruments. The statement requires recognition of derivatives to be recorded in the balance sheet at their fair value, and gains and losses resulting from changes in the value of derivatives to be recognized through earnings unless specific hedging criteria are met. There was no material effect on the financial statements on the date of adoption of this standard.

RECLASSIFICATIONS. Certain previously reported amounts have been reclassified to conform to the current-year presentation.

2. RESTRUCTURING AND OTHER CHARGES

Over the course of the past three fiscal years, the Company has focused its operations around the Publisher Services and Specialty Packaging segments. As a result, the Company has exited non-strategic businesses and concentrated its resources on these two segments in an attempt to develop targeted solutions for its customers and to differentiate its products and services from its competitors. The information that follows will further describe the specific actions the Company took during this time.

Fiscal 2001 and Fiscal 2000 Restructurings. In fiscal 2001, the Company recorded restructuring and other charges totaling $19.9 million ($13.5 million net of taxes). These charges related to the consolidation of the Company's Atlanta-based technology-related logistics operations, the consolidation of two Richmond-based commercial and magazine printing operations, and other actions to reduce operating costs. Total restructuring and other costs consisted of asset write-downs of $5.5 million, the write-off of intangible assets related primarily to the Company's Atlanta-based packaging logistics operation totaling $4.0 million, involuntary termination costs of $3.7 million, contract termination costs of $3.4 million and other post-closure shutdown costs of $0.6 million. Involuntary termination costs related to approximately 250 employees. Fiscal 2001 restructuring and other charges also included $2.7 million related to the final settlement of certain post-closing contingencies and other facility closure costs associated with the sale of the Company's Dynamic Diagrams subsidiary. Fiscal 2001 restructuring actions are expected to be substantially completed by September 30, 2002.

     In fiscal 2000, the Company adopted a restructuring plan intended to (1) effect additional planned synergies in connection with its April 1999 acquisition of the Mack Printing group ("Mack"), and (2) focus the Company's resources on the markets within the Publisher Services segment and the specialty packaging market. These actions included:

      - Closing the Atlanta-based Cadmus Point of Purchase ("POP") business unit in October 1999.

      - Integrating the workflows of two composition facilities in Lancaster, Pennsylvania.

      - Closing the Richmond-based marketing agency in July 1999, and divesting the Charlotte-based agency in September 1999.

      - Consolidating corporate functions and overhead, including eliminating certain overhead within the Publisher Services segment and eliminating overhead costs associated with the former Marketing Communications group.

      In fiscal 2000, the Company recorded restructuring charges totaling $34.1 million ($25.5 million net of taxes). Total restructuring and other charges included the write-off of intangible assets related to the Company's POP business of $11.1 million, the write-off of redundant manufacturing software resulting from the integration of Mack of $6.2 million, a net gain from the closure and divestiture of the two marketing businesses of $0.7 million, asset write-downs of $8.5 million, involuntary termination costs of $5.3 million, contract termination costs of $3.2 million, and other post closure shutdown costs of $0.5 million. Involuntary termination costs related to approximately 220 associates located within the POP business, the former Professional Communications Group, and the corporate location. Fiscal 2000 restructuring actions are substantially completed.

      The $1.1 million restructuring reserve remaining at June 30, 2002 consists of $0.5 million for involuntary termination costs for approximately 30 associates, and $0.6 million for contract termination costs and other post-closure shutdown costs. For the twelve-month period ended June 30, 2002, the Company made severance payments totaling $1.7 million to approximately 160 associates, and paid approximately $2.4 million in contract termination and other post-closure shutdown costs.

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

3. DIVESTITURES

2002 DIVESTITURES. On January 24, 2002, the Company sold its Atlanta-based Cadmus Creative Marketing division to a strategic consultancy firm headquartered in Richmond, Virginia. In connection with the sale, the Company reported a $1.2 million loss on the sale of discontinued operations, net of taxes (See Note 1).

2001 DIVESTITURES. On September 29, 2000, the Company sold its Dynamic Diagrams division. Dynamic Diagrams provided web design and online content services to corporations and STM journal publishers. Net proceeds from the sale totaled approximately $4.2 million resulting in a pre-tax loss of $2.7 million.

CADMUS COMMUNICATIONS CORPORATION AND SUBSIDIARIES

4. INVENTORIES

Inventories as of June 30, 2002 and 2001, consisted of the following:

(In thousands)                            2002             2001
----------------------------------------------------------------
Raw materials and supplies             $  8,829         $  9,772
Work in process                           9,424           13,613
Finished goods                            1,292            1,478
----------------------------------------------------------------
Inventories                            $ 19,545         $ 24,863
================================================================

5. PROPERTY, PLANT, AND EQUIPMENT

Property, plant, and equipment as of June 30, 2002 and 2001, consisted of the following:

(In thousands)                            2002             2001
-------------------------------------------------------------------
Land and improvements                      $  6,543        $  6,961
Buildings and improvements                   55,143          55,437
Machinery, equipment and fixtures           198,275         205,267
-------------------------------------------------------------------
Total property, plant and equipment         259,961         267,665
Less: Accumulated depreciation              135,921         129,663
--------------------------------------------------------------------
Property, plant and equipment, net         $124,040        $138,002
===================================================================

      As of June 30, 2002 and 2001, the Company had granted liens on and security interests in substantially all of the Company's real, personal, and mixed property in connection with its senior bank credit facility (see Note 7).

      The Company leases office, production, and storage space, and equipment under various noncancelable operating leases. A number of leases contain renewal options and some contain purchase options. Certain leases require the Company to pay utilities, taxes, and other operating expenses. Future minimum rental payments required under operating leases that have initial or remaining noncancelable lease terms in excess of one year as of June 30, 2002 are as follows: 2003 - $5.9 million; 2004 - $5.5 million; 2005 - $5.2 million; 2006 -
$5.1 million; 2007 - $4.4 million and thereafter - $28.6 million.

      Total rental expense charged to operations was $6.6 million, $7.8 million, and $7.8 million, in fiscal 2002, 2001, and 2000, respectively. Substantially all such rental expense represented the minimum rental payments under operating leases.

      Depreciation expense was $20.4 million, $21.1 million and $20.8 million, for fiscal 2002, 2001, and 2000, respectively. Commitments outstanding for capital expenditures at June 30, 2002, totaled $1.6 million.

6. OTHER BALANCE SHEET INFORMATION

Accrued expenses and other liabilities included $14.0 million and $14.3 million in accrued compensation and other benefits expense at June 30, 2002 and 2001, respectively.

      Other long-term liabilities consist principally of amounts recorded under deferred compensation arrangements with certain executive officers and other employees and amounts recorded under the pension and other postretirement benefit plans (see Note 10).

7. DEBT

Long-term debt at June 30, 2002 and 2001 consisted of the following:

(In thousands)                                                                 2002            2001
-----------------------------------------------------------------------------------------------------
Senior Bank Credit Facility:
   Revolving credit facility, weighted-average interest rate of 5.55%        $ 25,300        $ 49,000
9.75% Senior Subordinated Notes, due 2009                                     125,000         125,000
11.5% Subordinated Promissory Notes, due 2010                                   6,415           6,415
Mortgage payable, 10%, due 2002                                                    --           2,572
Fair market value of interest rate swap agreement                                 531              --
-----------------------------------------------------------------------------------------------------
Total long-term debt                                                          157,246         182,987
Less: Current maturities of long-term debt                                         --           2,572
-----------------------------------------------------------------------------------------------------
Long-term debt                                                               $157,246        $180,415
=====================================================================================================

SENIOR BANK CREDIT FACILITY. On June 21, 2002, the Company amended its senior bank credit agreement to provide for a $78.0 million revolving bank facility with a group of six banks, reducing the commitment from the Company's $105.0 million amended and restated senior bank credit agreement dated June 2001. The facility is secured by substantially all of the Company's real, personal, and mixed property, is jointly and severally guaranteed by each of the Company's present and future significant subsidiaries, and is secured by a pledge of the capital stock of present and future significant subsidiaries.

     A summary of the interest rate spreads and commitment fees for the senior bank credit facility follows:

----------------------------------------------------------------------
Interest Rate Spreads:
   LIBOR Loans                                         1.750% - 3.250%
   Prime Rate Loans                                    0.250% - 1.250%
Commitment Fee Rate                                    0.375% - 0.625%
======================================================================

      Applicable interest rate spreads paid by the Company will fluctuate, within the ranges above, based upon the Company's performance as measured by the total debt-to-EBITDA ratio.

      The senior bank credit facility will mature on March 31, 2004. The original term loan facility under the senior bank credit facility was to amortize in scheduled quarterly installments beginning in June 1999 and maturing on March 31, 2004. During the year ended June 30, 2000, the Company repaid the outstanding balance of the term loan facility in full with proceeds from the asset securitization program (see Note 8). Interest rates under the senior bank credit facility are a function of either LIBOR or prime rate. At June 30, 2002, the interest rates on the Company's borrowings under its senior bank credit facility ranged from 4.59% to 5.75%. The senior bank credit facility requires the Company to pay unused commitment fees with respect to the revolving credit facility. The unused commitment fee rate is determined by reference to a total debt-to-EBITDA (earnings before interest, taxes, depreciation and amortization) ratio.

      The senior bank credit facility contains certain covenants regarding the ratio of debt-to-EBITDA, fixed charge coverage (EBITDA minus capital expenditures divided by the sum of interest expense plus securitization costs plus scheduled principal payments) and net worth, and contains other restrictions, including limitations of additional borrowings, and the acquisition, disposition and securitization of assets. The Company was in compliance with all covenants under this facility at June 30, 2002.

      The expenses related to the issuance of debt are capitalized and amortized to interest expense over the lives of the related debt. In June 2002, as a result of amending its senior bank credit facility, the Company wrote off a pro-rata portion of its deferred financing costs, in the amount of approximately $0.3 million pre-tax, associated with reducing the total commitment of the senior bank credit facility. The write-off was included in interest expense in the Consolidated Statements of Operations.

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

     The senior subordinated notes contain certain covenants regarding the ratio of EBITDA-to-interest expense and contain other restrictions, including limitations of additional borrowings, and the acquisition, disposition, and securitization of assets. The Company was in compliance with all covenants under the senior subordinated note indenture at June 30, 2002.

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

OTHER DISCLOSURES. The fair value of long-term debt as of June 30, 2002 and 2001 was $161.1 million and $175.2 million, respectively. Fair value for the Company's senior subordinated notes was determined based on quoted market prices for the same or similar

CADMUS COMMUNICATIONS CORPORATION AND SUBSIDIARIES issues. The fair value of all other debt instruments was estimated to approximate their recorded value as their applicable interest rates approximate current market rates relative to the risk associated with the respective instrument.

     Maturities of long-term debt are as follows: 2003 - $0.0 million; 2004 - $25.3 million; 2005 - $0.0 million; 2006 - $0.0 million; 2007 - $0.0 million;
thereafter - $131.9 million. As of June 30, 2002 and 2001, the Company had granted liens on and security interests in substantially all of the Company's real, personal, and mixed property in connection with its senior bank credit facility.

     Interest paid totaled $17.0 million, $19.1 million and $23.2 million for fiscal 2002, 2001, and 2000, respectively.

HEDGING ARRANGEMENTS. The Company has a strategy to optimize the ratio of the Company's fixed-to-variable rate financing consistent with maintaining an acceptable level of exposure to the risk of interest rate fluctuations. To achieve this mix, the Company, from time to time, enters into interest rate swap agreements with various banks to exchange fixed and variable rate interest payment obligations without the exchange of the underlying principal amounts (the "notional amounts"). These agreements are hedged against the Company's long-term borrowings and have the effect of converting the Company's long-term borrowings from variable rate to fixed rate, or fixed rate to variable rate, as required. The differential to be paid or received is accrued each period and as interest rates change and is recognized as an adjustment to interest expense related to the debt. The related amount payable to or receivable from counterparties is included in other liabilities or assets. The Company's strategy to effectively convert variable rate financing to fixed rate financing or fixed rate financing to variable rate financing through the use of the aforementioned swap agreements resulted in a reduction of interest cost of $0.9 million, $0.1 million and $0.5 million in fiscal 2002, 2001 and 2000, respectively.

      At June 30, 2002, the Company had one fixed-to-floating fair value interest rate swap agreement outstanding with a notional amount of $35 million. Under the swap agreement, the Company receives interest payments at a fixed rate of 9.75% and pays interest at a variable rate that is based on six-month LIBOR plus a spread. The swap agreement met the hedging criteria for no ineffectiveness in its hedge against changes in the fair market value of the 9.75% senior subordinated notes due in 2009. The fair value of the Company's interest rate swap agreement at June 30, 2002, was $0.5 million, which is recorded in the Consolidated Balance Sheets in other long term assets with an offset in long term debt. At June 30, 2001, the Company had no fixed-to-floating interest rate swap agreements outstanding. In December 2000, the Company terminated the two fixed-to-floating interest rate swap agreements that had been outstanding at June 30, 2000, with an aggregate notional amount of $40.0 million. These swaps were entered into in June 2000 in conjunction with the termination and amendment of swaps that were entered into in fiscal 1999. The swaps had similar terms and conditions to hedge against changes in the fair market value of the 9.75% senior subordinated notes due in 2009. Under the terms of this agreement, the Company received interest payments at a fixed rate of 9.75%. The Company paid interest at a variable rate that is based on three-month LIBOR plus a spread for each of the swap agreements. The Company recognized gains of $1.5 million in fiscal 2001 when the swaps were adjusted to fair value.

     The notional amounts and applicable rates of the Company's interest rate swap agreements were as follows:


                                              Paid Floating,
                                              Received Fixed
-------------------------------------------------------------------------
(In thousands)                      2002           2001            2000
-------------------------------------------------------------------------
Notional amount:
Beginning balance                $     --        $ 40,000        $ 40,000
New contracts                      35,000              --          40,000
Expired contracts                      --              --              --
Terminated contracts                   --         (40,000)        (40,000)
-------------------------------------------------------------------------
Ending Balance                   $ 35,000        $     --        $ 40,000
=========================================================================

                                                   Weighted-Average
                                               Interest Rates for 2002
------------------------------------------------------------------------
Type of swap:                                 Paid              Received
------------------------------------------------------------------------
Paid floating, received fixed                 6.78%              9.75%
========================================================================


8. ASSET SECURITIZATION

     The Company entered into a receivables securitization program on October 26, 1999, which was amended on May 17, 2000 to include additional receivable portfolios and to increase the program size. Under the program, the Company entered into an agreement to sell, on a revolving basis, certain of its accounts receivable to a wholly-owned, bankruptcy-remote subsidiary, which entered into an agreement to transfer, on a revolving basis, an undivided percentage ownership interest in a designated pool of accounts receivable to an unrelated third party purchaser. The purchase limit of the program is $45 million. These transactions are accounted for as a sale of accounts receivable. Under the terms of the program, billings within these portfolios provide new receivables that are added to the pool and collections reduce previously sold receivables. The Company settles the net change each month with the unrelated third party purchaser.

      At June 30, 2002 and 2001, approximately $59.6 million and $62.0 million, respectively, of accounts receivable had been sold to the wholly-owned, bankruptcy-remote subsidiary. At June 30, 2002 and 2001, approximately $29.5 million and $38.0 million, respectively, of net accounts receivable had been sold by the wholly-owned, bankruptcy-remote subsidiary to the unrelated third party purchaser and reflected as a reduction of accounts receivable, the proceeds of which were used to repay a corresponding amount of the Company's senior bank credit facility, including payment in full of the remaining outstanding balance of the term loan facility in May 2000. The Company had a subordinated interest in these accounts receivables of approximately $26.6 million and $22.8 million recorded on the balance sheet as of June 30, 2002 and 2001, respectively. In addition, the Company had a receivable from the unrelated third party purchaser of approximately $3.4 million and $1.2 million as of June 30, 2002 and 2001, respectively. The retained interest in the accounts receivable sold is valued at the carrying amount of the retained accounts receivable net of applicable allowances for doubtful accounts, which approximates fair value.

      The Company retains servicing responsibilities for all of the accounts receivable, including those sold to the unrelated third party purchaser. The Company does not receive fees for this service from the unrelated third party and has no servicing asset or liability recorded. The fees arising from the securitization transactions of $1.1 million and $2.7 million in fiscal 2002 and 2001, respectively, are reported as securitization costs on the Consolidated Statements of Operations. These fees vary, based on the level of receivables sold and commercial paper rates plus a margin, providing a lower effective rate than that available under the Company's senior bank credit facility. The Company maintains an allowance for doubtful accounts based on the expected collectibility of all accounts receivable.

9. INCOME TAXES

Income tax expense (benefit) from continuing operations, for the years ended June 30, 2002, 2001, and 2000 consisted of the following:

(In thousands)                         2002           2001              2000
-----------------------------------------------------------------------------
Current:
 Federal                            $  2,884        $   (560)        $ (2,986)
 State                                   342             650            1,664
-----------------------------------------------------------------------------
Total current                          3,226              90           (1,322)
-----------------------------------------------------------------------------
Deferred:
 Federal                               1,563             351            1,345
 State                                   102          (1,128)          (2,214)
-----------------------------------------------------------------------------
Total deferred                         1,665            (777)            (869)
-----------------------------------------------------------------------------
Income tax expense (benefit)        $  4,891        $   (687)        $ (2,191)
=============================================================================

     The amount of income tax expense (benefit) from continuing operations differs from the amount obtained by application of the statutory U.S. rates to income (loss) before income taxes for the reasons shown in the following table:

(In thousands)                                           2002             2001             2000
------------------------------------------------------------------------------------------------
Computed at statutory U.S. rate                       $  3,360         $ (2,440)        $ (6,189)
State income taxes, net of Federal tax benefit             138             (837)            (363)
Goodwill amortization                                    1,459            2,642            4,682
Other                                                      (66)             (52)            (321)
------------------------------------------------------------------------------------------------
Income tax expense (benefit)                          $  4,891         $   (687)        $ (2,191)
================================================================================================

      Cash paid for income taxes totaled $4.6 million, $1.4 million, and $3.7 million, during fiscal 2002, 2001, and 2000, respectively.

      The Company has state net operating loss carryforwards aggregating approximately $143 million, which expire during fiscal years 2005 to 2022. A valuation allowance of $1.2 million has been established for state net operating loss benefits that are not expected to be realized.

CADMUS COMMUNICATIONS CORPORATION AND SUBSIDIARIES

      The tax effects of the significant temporary differences that comprise the deferred tax assets and liabilities in the Consolidated Balance Sheets at June 30, 2002 and 2001 are as follows:

---------------------------------------------------------------------------
(In thousands)                                       2002             2001
---------------------------------------------------------------------------
Assets:
     Allowance for doubtful accounts               $    767        $    681
     Employee benefits                                9,514          10,580
     State net operating loss carryforwards           4,883           4,883
     Accrued restructuring costs                        519           2,707
     Other                                            3,012           2,933
---------------------------------------------------------------------------
Gross deferred tax assets                            18,695          21,784
---------------------------------------------------------------------------
Liabilities:
     Goodwill                                           900             727
     Property, plant, and equipment                  18,679          20,801
     Other                                            1,383           1,672
---------------------------------------------------------------------------
Gross deferred tax liabilities                       20,962          23,200
---------------------------------------------------------------------------
Valuation allowance                                   1,200           1,100
---------------------------------------------------------------------------
Net liability                                      $  3,467        $  2,516
===========================================================================

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

      The Company makes contributions to its defined benefit plans sufficient to meet the minimum funding requirements of applicable laws and regulations. Contributions to the multi-employer plan are generally based on a negotiated labor contract. The Company records charges to earnings sufficient to meet the projected benefit obligation of its supplemental plans. The Company has acquired life insurance contracts ($17.4 million face amount at June 30, 2002 and $16.1 million face amount at June 30, 2001), the proceeds of which are intended to fund future operating expenditures, including benefits payable under the supplemental plans. The cash surrender value of these contracts, net of policy loans, was $1.5 million and $0.8 million at June 30, 2002 and 2001, respectively, and is included in other assets in the Consolidated Balance Sheets. The Company's contributions to its pension plans totaled $2.1 million, $5.8 million, and $2.0 million in fiscal 2002, 2001, and 2000, respectively.

     In fiscal 2001, the Company recognized a $0.9 million reduction in pension expense resulting from the demutualization of one of the Company's pension investments.

     Assets of the plans consist primarily of equity and debt securities, and interest-bearing deposits in money market funds and insurance contracts.

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

      The following table summarizes the funded status of the plans and the amounts recognized in the Consolidated Balance Sheets, based upon actuarial valuations:

---------------------------------------------------------------------------------------------------------
                                                                                   Post Retirement
                                                        Pension Benefits                Benefits
(In thousands)                                        2002           2001          2002           2001
---------------------------------------------------------------------------------------------------------
Change in benefit obligation:
Benefit obligation at beginning of year           $  113,995     $  104,488     $    3,710     $    3,522
Service cost                                           4,247          4,337              6             11
Interest cost                                          8,396          8,012            267            259
Participant contributions                                 --             --            553            349
Plan amendments                                          985            343             --             --
Actuarial loss                                           691          1,608          2,108            346
Benefit payments                                      (5,940)        (4,793)          (965)          (777)
---------------------------------------------------------------------------------------------------------
Benefit obligation at end of year                 $  122,374     $  113,995     $    5,679     $    3,710
---------------------------------------------------------------------------------------------------------
Fair value of plan assets at beginning of year    $   90,539     $   84,793     $       --     $       --
Actual return on plan assets                           6,617          3,140             --             --
Employer contribution                                  1,226          6,502            965            777
Insurance demutualization                                 --            897             --             --
Benefit payments                                      (5,940)        (4,793)          (965)          (777)
---------------------------------------------------------------------------------------------------------
Fair value of plan assets at end of year          $   92,442     $   90,539     $       --     $       --
=========================================================================================================
Funded status                                     $  (29,932)    $  (23,456)    $   (5,679)    $   (3,710)
Unrecognized actuarial loss                           11,665          9,042          2,211            127
Unrecognized transition (asset)                         (823)          (903)            --             --
Unrecognized prior service cost                        2,110          1,273           (291)          (874)
Contribution made between measurement date
 and fiscal year end                                     935             81             --             --
---------------------------------------------------------------------------------------------------------
Net liability                                     $  (16,045)    $  (13,963)    $   (3,759)    $   (4,457)
=========================================================================================================
Prepaid benefit cost                              $      563     $    1,581     $       --     $       --
Accrued liability                                    (19,772)       (16,802)        (3,759)        (4,457)
Intangible asset                                       1,603            364             --             --
Deferred tax asset                                       569            302             --             --
Accumulated other comprehensive loss                     992            592             --             --
---------------------------------------------------------------------------------------------------------
Net liability                                     $  (16,045)    $  (13,963)    $   (3,759)    $   (4,457)
=========================================================================================================


     Weighted average assumptions were as follows:
--------------------------------------------------------------------------------

---------------------------------------------------------------------------------------------------------
                                                                       2002           2001           2000
---------------------------------------------------------------------------------------------------------
Discount rate                                                          7.50%          7.50%          7.75%
Rate of increase in compensation                                       5.00%          5.00%          4.50%
Long-term rate of return on plan assets                                9.75%          9.75%          9.75%
=========================================================================================================

CADMUS COMMUNICATIONS CORPORATION AND SUBSIDIARIES

The components of net periodic benefit cost for fiscal 2002, 2001 and 2000 for all plans were as follows:

----------------------------------------------------------------------------------------------------------------
                                                                                        Post Retirement
                                                  Pension Benefits                          Benefits
(In thousands)                             2002         2001         2000         2002        2001          2000
----------------------------------------------------------------------------------------------------------------
Service cost                            $  4,247     $  4,337     $  4,099     $      6     $     11     $     76
Interest cost                              8,396        8,012        7,531          267          259          313
Expected return on plan assets            (8,617)      (8,308)      (7,901)          --           --           --
Amortization of unrecognized
 transition obligation or asset             (102)         (81)         (81)          --           --           --
Prior service cost recognized                148           44           22         (582)        (582)        (291)
Recognized (gains) or losses                  68           89           62           (9)         (21)         (17)
Insurance demutualization                     --         (897)          --           --           --           --
Amortization of unrecognized gain             --           (6)          --           --           --           --
Special termination benefits                  --           --          514           --           --           --
Contributions to multiemployer plans          48           53           52           --           --           --
----------------------------------------------------------------------------------------------------------------
Net periodic benefit cost               $  4,188     $  3,243     $  4,298     $   (318)    $   (333)    $     81
================================================================================================================

      The projected benefit obligation, accumulated benefit obligation, and fair value of plan assets for the pension plans with accumulated benefit obligations in excess of plan assets were $121.0 million, $111.1 million, and $90.7 million, respectively, as of June 30, 2002, and $109.5 million, $98.4 million, and $85.2 million, respectively, as of June 30, 2001.

      For purposes of determining the cost and obligation for post retirement medical benefits, the Company has assumed a health care cost trend rate of 12.5% for fiscal 2002, gradually decreasing to 5.5% in the year 2011 and remaining level thereafter. In fiscal 2001, the assumed health care cost trend rate was 8% for the Cadmus plan and 6% for the Mack plan.

      A one percentage-point change in assumed health care cost trend rates would have the following effects:

--------------------------------------------------------------------------------------
                                                                  1-Percentage Point
(In thousands)                                                   Increase     Decrease
--------------------------------------------------------------------------------------
Effect on total of service and interest cost components            $  5       $    (4)
Effect on post retirement benefit obligation                        119          (114)
======================================================================================

Defined Contribution Plan. The thrift savings plan enables employees to save a portion of their earnings on a tax-deferred basis and also provides for matching contributions from the Company for a portion of the employees' savings and fixed contributions for certain Mack union and non-union employees. The Company's expense under this plan was $1.5 million, $2.3 million, and $2.2 million in fiscal 2002, 2001, and 2000, respectively.

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

12. INCENTIVE STOCK PLANS

STOCK OPTIONS

Under the Company's incentive stock plans, selected employees and nonemployee directors may be granted options to purchase its common stock at prices not less than the fair market value (or not less than 85% of the fair market value in the case of non-qualified stock options granted to employees) of the stock at the date the options are granted. The Company has adopted the disclosure-only provisions of SFAS No. 123, "Accounting for Stock-Based Compensation." As permitted by the provisions of SFAS No. 123, the Company continues to follow Accounting Principles Board Opinion No. 25, "Accounting for Stock Issued to Employees," and related interpretations in accounting for its stock-based awards. All option grants to date have been issued at fair market value on the date of grant. As a result, the Company does not recognize charges to earnings resulting from the plans.

      The following information is provided solely in connection with the disclosure requirements of SFAS No. 123. If the Company had elected to recognize compensation cost related to its stock options in accordance with the provisions of SFAS No. 123, net income (loss), assuming dilution, would have been $3.2 million in fiscal 2002 ($0.35 per share), $(7.1) million in fiscal 2001 (($0.80) per share), and $(16.8) million in fiscal 2000 (($1.86) per share). The fair value of these options was estimated at the date of grant using a Black-Scholes option pricing model with the following weighted-average assumptions for fiscal 2002, 2001, and 2000, respectively: risk-free interest rates of 5.67%, 5.97%, and 6.21%, dividend yields of 1.8%, 1.76%, and 1.51%, volatility factors of ..3782, .3836, and .3855, and an expected life of 8 years. The weighted-average fair value of options was $5.37, $5.77, and $6.98 per option during fiscal 2002, 2001, and 2000, respectively.

      A summary of the Company's stock option activity and related information for the fiscal years ended June 30, 2002, 2001, and 2000 follows:

-----------------------------------------------------------------------------------------
                                                                        Weighted-Average
                                      Number of        Option Price         Exercise
                                        Shares          Per Share            Price
-----------------------------------------------------------------------------------------
Outstanding at June 30, 1999          1,256,000     $8.25 to $28.00        $   15.87
Exercised                                (3,000)     9.75 to  12.88            10.07
Granted                                 229,000      8.81 to  12.88             8.96
Lapsed or canceled                     (365,000)     8.25 to  28.00            16.34
-----------------------------------------------------------------------------------------
Outstanding at June 30, 2000          1,117,000      8.25 to  26.88            14.15
Granted                                 255,000      7.54 to   9.56             9.05
Lapsed or canceled                     (200,000)     8.25 to  26.88            14.19
-----------------------------------------------------------------------------------------
Outstanding at June 30, 2001          1,172,000      7.54 to  26.88            13.03
Exercised                               (40,000)     9.00 to   9.50             9.30
Granted                                 252,000      7.43 to  12.56            10.94
Lapsed or canceled                     (147,000)     8.25 to  26.88            11.62
-----------------------------------------------------------------------------------------
Outstanding at June 30, 2002          1,237,000     $7.43 to $26.88        $   12.89
-----------------------------------------------------------------------------------------
Exercisable at June 30, 2002            537,000     $7.54 to $26.88        $   15.90
=========================================================================================

     The weighted-average remaining contractual life of options outstanding at June 30, 2002 is 7 years. At June 30, 2002, 150,819 shares of authorized but unissued common stock were reserved for issuance upon exercise of options granted or grantable under the plans. Options are generally exercisable under the plans for periods of 5-to-10 years from the date of grant.

CADMUS COMMUNICATIONS CORPORATION AND SUBSIDIARIES

The following table provides additional detail of the options outstanding at June 30, 2002:

--------------------------------------------------------------------------------------------------------
                                       Weighted-
                       Number of        Average          Weighted-         Weighted-
    Range of            Options        Remaining          Average          Currently         Average
 Exercise Prices      Outstanding     Life (Years)     Exercise Price     Exercisable     Exercise Price
--------------------------------------------------------------------------------------------------------
$ 7.43 to $ 13.25       887,000           8.1             $ 10.42           214,000          $ 11.81
 14.25 to   19.19       249,000           4.1               16.44           249,000            16.44
 20.63 to   26.88       101,000           5.6               25.94            74,000            25.89
========================================================================================================

RESTRICTED STOCK

Under provisions of the Company's 1990 Long Term Incentive Stock Plan (the "Plan"), the Company may award restricted shares of its common stock to provide incentive compensation to certain key employees. As of June 30, 2002, 15,000 shares of restricted stock had been granted and were outstanding (held by the Company) under the Plan. These shares carry voting and dividend rights; however, sale of the shares is restricted prior to vesting. The shares vest evenly over a three-year period beginning September 24, 2002, subject generally to continued employment. The accrual for shares issued under the plan is recorded at fair market value on the date of grant with a corresponding charge to stockholders' equity representing the unearned portion of the award. The unearned portion is being amortized as compensation expense on a straight-line basis over the related vesting period.

13. SEGMENT AND RELATED INFORMATION

The Company is focused around its Publisher Services segment, which provides products and services to both not-for-profit and commercial publishers in three primary product lines: STM journals, special interest and trade magazines, and books and directories. Publisher Services provides a full range of content management, editorial, prepress, printing, warehousing and distribution services under the division names of Cadmus Professional Communications, Cadmus Specialty Publications, and Cadmus Port City Press. In addition, the Company's Specialty Packaging segment provides high quality specialty packaging, assembly, fulfillment and distribution services to consumer product and other customers.

      Other sales, depreciation and amortization, operating income, total assets and capital expenditures presented in the following table relate to the Company's Atlanta-based Creative Marketing operation, which was divested in fiscal 2002, and the Company's Atlanta-based point of purchase business and Richmond- and Charlotte-based marketing agencies, which were divested or closed in fiscal 2000.

     The accounting policies for the groups are the same as those described in
Note 1. The Company primarily evaluates the performance of its operating groups based upon operating income, excluding amortization of goodwill, gains/losses on sales of assets, and restructuring and other charges. Intergroup sales are not significant. The Company manages income taxes on a consolidated basis.

Summarized group data for fiscal 2002, 2001, and 2000 are as follows:

-------------------------------------------------------------------------------
                                 Publisher   Specialty
(In thousands)                   Services    Packaging      Other       Total
-------------------------------------------------------------------------------
2002
Net sales                        $395,372    $ 51,907     $     --     $447,279
Depreciation and amortization      21,311       3,207           --       24,518
Operating income                   39,955       1,648          (20)      41,583
Total assets                      292,457      27,917          529      320,903
Capital expenditures                8,083       2,946           84       11,113

2001
Net sales                        $452,358    $ 59,158     $ 14,774     $526,290
Depreciation and amortization      21,321       3,825          322       25,468
Operating income                   47,542      (1,780)       1,034       46,796
Total assets                      312,679      29,938        9,250      351,867
Capital expenditures               12,586       1,278          224       14,088

2000
Net sales                        $450,142    $ 74,938     $ 27,612     $552,692
Depreciation and amortization      20,499       3,869        1,015       25,383
Operating income                   52,112       2,782       (1,591)      53,303
Total assets                      324,329      43,023        8,519      375,871
Capital expenditures               12,961       2,394        1,090       16,445
===============================================================================

     Summarized group data for fiscal 2002, 2001, and 2000 are as follows:

-----------------------------------------------------------------------------------------------
(In thousands)                                             2002            2001          2000
-----------------------------------------------------------------------------------------------
Earnings from operations:
Reportable group operating income                        $ 41,583       $ 46,796       $ 53,303
Amortization of goodwill                                   (4,724)        (5,060)        (5,261)
Gain (loss) on sale of fixed assets                          (474)           (46)           143
Unallocated shared services and other expenses, net        (9,008)        (6,613)        (5,868)
Restructuring and other charges                                --        (19,905)       (36,544)
Interest expense, net                                     (16,093)       (19,666)       (23,002)
Securitization costs                                       (1,110)        (2,748)        (1,489)
Other, net                                                   (292)            65            517
-----------------------------------------------------------------------------------------------
Income (loss) from continuing operations
     before income taxes                                 $  9,882       $ (7,177)      $(18,201)
===============================================================================================

     The difference between reportable group amounts and consolidated total amounts for assets, depreciation and amortization, and capital expenditures are attributable to the Company's shared services division. Assets attributable to the Company's shared services division totaled $48.7 million, $45.6 million and $47.3 million for fiscal years 2002, 2001 and 2000, respectively. Depreciation and amortization expense attributable to the Company's shared services division totaled $0.6 million, $0.7 million and $0.7 million for fiscal years 2002, 2001 and 2000, respectively.

CADMUS COMMUNICATIONS CORPORATION AND SUBSIDIARIES

14. RELATED PARTIES

The Company elected the former majority shareholder of Mack to the Board of Directors. As a result of the Company's purchase of Mack in fiscal 1999, this director, directly or indirectly through owned companies, received as consideration an aggregate of approximately $11.2 million in cash, approximately 1.1 million shares of the Company's common stock, $5.8 million in subordinated notes of the Company (see Note 7) and approximately $52.9 million in bridge financing notes of the Company. The bridge financing notes of $52.9 million were paid in the fourth quarter of fiscal 1999. As of June 30, 2002, there were $5.9 million in subordinated notes payable and related accrued interest payable to this director. Interest paid on the subordinated notes during fiscal 2002 and 2001 totaled $0.7 million for each year.

     In addition, this director is a majority shareholder of a company whose indirect subsidiary leases a manufacturing and distribution facility in Baltimore, Maryland to Cadmus Port City Press. The initial term of the lease agreement, entered into in August 1998, is 20 years, with options available to the tenant to extend the lease for four additional terms of five years each, with the rent increasing approximately 14.5% every fifth year. Annual rent expense for the Baltimore facility was approximately $1.0 million for each of the fiscal years 2002, 2001 and 2000, respectively.

15. CONCENTRATIONS OF CREDIT RISK

Financial instruments that potentially subject the Company to concentrations of credit risk consist principally of trade receivables. Concentrations of credit risk with respect to trade receivables are limited due to the large number of customers comprising the Company's customer base, and their dispersion across different businesses and geographic regions. As of June 30, 2002 and 2001, the Company had no significant concentrations of credit risk.

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

CADMUS COMMUNICATIONS CORPORATION AND SUBSIDIARIES

REPORT OF INDEPENDENT PUBLIC ACCOUNTANTS

To the Shareholders and Board of Directors of Cadmus Communications Corporation:

We have audited the accompanying consolidated balance sheet of Cadmus Communications Corporation and subsidiaries as of June 30, 2002, and the related consolidated statements of operations, shareholders' equity and cash flows for the year then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit. The consolidated balance sheet of Cadmus Communications Corporation and subsidiaries as of June 30, 2001, and the related consolidated statements of operations, shareholders' equity and cash flows for each of the two years in the period ended June 30, 2001, were audited by other auditors whose report dated August 1, 2001, expressed an unqualified opinion on those statements.

     We conducted our audit in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

     In our opinion, the 2002 consolidated financial statements referred to above present fairly, in all material respects, the consolidated financial position of Cadmus Communications Corporation and subsidiaries at June 30, 2002, and the consolidated results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States.

     As discussed in Note 1 to the consolidated financial statements, effective July 1, 2001, the Company adopted Statement of Financial Accounting Standards No. 144, Accounting for the Impairment or Disposal of Long-Lived Assets.

                                                  /s/ ERNST & YOUNG LLP


Richmond, Virginia
July 29, 2002