Form 10-K, Exhibit 13
period 2003-06-30
CADMUS COMMUNICATIONS CORP/NEW
filed 2003-09-26
CIK 745274

                                                                     EXHIBIT 13


                       Cadmus Communications Corporation

                           2003 FINANCIAL INFORMATION









            To request a copy of the Form 10-K, call 1-877-4-CADMUS,
                     e-mail webmaster@cadmus.com, or write
                       Cadmus Communications Corporation,
                      Investor Relations, Suite 200,
                    1801 Bayberry Court, Richmond, VA 23226

CONTENTS


Selected Financial Data...................................................F-1

Selected Financial Data - Reconciliation of GAAP to Non-GAAP Measures.....F-2
Management's Discussion and Analysis......................................F-3
Selected Quarterly Data..................................................F-16
Selected Quarterly Data - Reconciliation of GAAP to Non-GAAP Measures....F-17
Consolidated Statements of Operations....................................F-18
Consolidated Balance Sheets..............................................F-19
Consolidated Statements of Cash Flows....................................F-20
Consolidated Statements of Shareholders' Equity..........................F-21
Notes to Consolidated Financial Statements...............................F-22
Report of Independent Auditors...........................................F-39

Cadmus Communications Corporation and Subsidiaries

SELECTED FINANCIAL DATA


The following data should be read in conjunction with the consolidated financial statements of the Company and Management's Discussion and Analysis that appear elsewhere in this report.


                                                                           Years Ended June 30,
                                                     --------------------------------------------------------------------
(Dollars in thousands, except per share data)          2003           2002           2001           2000         1999(1)
                                                     --------       --------       --------       --------       --------

OPERATING DATA (see Note 1 to
   Consolidated Financial Statements)
Net sales                                            $446,919       $447,279       $526,290       $552,692       $493,074
Cost of sales                                         362,801        365,873        433,071        444,304        402,998
Selling and administrative expenses                    51,443         54,029         58,142         66,071         60,425
Restructuring and other charges                        12,015             --         19,905         36,544             --
Net gain on divestitures                                   --             --             --             --         (9,521)
                                                     --------       --------       --------       --------       --------
Operating income                                       20,660         27,377         15,172          5,773         39,172
Interest expense and securitization costs              15,236         17,203         22,414         24,491         13,707
Interest rate swap settlement charges                      --             --             --             --          2,101
Other, net                                                347            292            (65)          (517)           811
                                                     --------       --------       --------       --------       --------
Income (loss) from continuing operations
   before income taxes                                  5,077          9,882         (7,177)       (18,201)        22,553
Income tax expense (benefit)                            2,410          4,891           (687)        (2,191)         8,840
                                                     --------       --------       --------       --------       --------
Income (loss) from continuing operations                2,667          4,991         (6,490)       (16,010)        13,713
Loss from discontinued operations, net of tax(2)           --         (1,236)            --             --             --
Cumulative effect of change in
    accounting principle                              (56,301)            --             --             --             --
                                                     --------       --------       --------       --------       --------
Net income (loss)                                    $(53,634)      $  3,755       $ (6,490)      $(16,010)      $ 13,713
                                                     --------       --------       --------       --------       --------
PER SHARE DATA(3)
Income (loss) from continuing operations             $   0.30       $   0.55       $  (0.73)      $  (1.78)      $   1.65
Net income (loss)                                       (5.94)          0.41          (0.73)         (1.78)          1.65
Cash dividends                                           0.20           0.20           0.20           0.20           0.20
                                                     --------       --------       --------       --------       --------
FINANCIAL POSITION
Goodwill and other intangibles, net                  $114,755       $167,788       $172,436       $182,823       $198,570
Total assets                                          304,926        369,595        397,428        423,184        523,846
Total debt                                            146,805        157,246        182,987        201,705        275,879
Total shareholders' equity                             32,408        111,514        109,558        117,942        136,533
Total capital                                         179,213        268,760        292,545        319,647        412,412
                                                     --------       --------       --------       --------       --------
SELECTED RATIOS
Operating income margin                                   4.6%           6.1%           2.9%           1.0%           7.9%
Effective tax rate                                       47.5%          49.5%           9.6%          12.0%          39.2%
                                                     --------       --------       --------       --------       --------
OTHER DATA
Weighted-average common shares outstanding              9,028          9,049          8,938          8,990          8,336
Shares outstanding at fiscal year end                   9,050          8,992          8,938          8,938          9,011
Stock market price data:
   High                                              $ 11.970       $ 14.640       $ 12.300       $ 15.000       $ 25.000
   Low                                                  7.040          6.750          5.500          6.125         12.625
   Close (at fiscal year end)                           8.890         11.220         11.110          9.750         13.750
Number of associates (approximate)                      2,800          3,000          3,400          3,500          4,100
                                                     --------       --------       --------       --------       --------

(1) In accordance with Statement of Financial Accounting Standards No. 145, "Rescission of FASB Statements No. 4, 44, and 64, Amendment of FASB Statement No. 13 and Technical Corrections," the Company has reclassified a $1.5 million ($0.9 million net of tax) loss on early extinguishment of debt from extraordinary loss on early extinguishment of debt to interest expense, and the corresponding tax effect, in the above schedule.

(2) The Company did not reclassify the results of the Creative Marketing division as a discontinued operation in prior years because the changes that would result from a reclassification would not be material to the consolidated financial statements for those years. See
         Note 1 to Consolidated Financial Statements.

(3)      Income per share data assumes dilution.

Cadmus Communications Corporation and Subsidiaries

SELECTED FINANCIAL DATA - RECONCILIATION OF GAAP TO NON-GAAP MEASURES


The following data should be read in conjunction with the consolidated financial statements of the Company and Management's Discussion and Analysis that appear elsewhere in this report. In addition to results presented in accordance with generally accepted accounting principles ("GAAP"), the Company has included certain non-GAAP financial measures to provide information to assist investors in understanding the underlying operational performance of the Company. Refer to the Use of GAAP and Non-GAAP Measures section of Management's Discussion and Analysis for additional information on these measures.


                                                                              Years Ended June 30,
                                                    -----------------------------------------------------------------------
(Dollars in thousands, except per share data)         2003            2002           2001            2000            1999
                                                    --------        --------       --------        --------        --------

SELECTED NON-GAAP MEASURES
Operating income, as reported                       $ 20,660        $ 27,377       $ 15,172        $  5,773        $ 39,172
Amortization                                              --           4,724          5,060           5,261           2,884
Restructuring and other charges                       12,015              --         19,905          36,544              --
Net gain on divestitures                                  --              --             --              --          (9,521)
                                                    --------        --------       --------        --------        --------
Operating income, as adjusted                         32,675          32,101         40,137          47,578          32,535
                                                    --------        --------       --------        --------        --------
Income (loss) from continuing
   operations, as reported                             2,667           4,991         (6,490)        (16,010)         13,713
Income tax expense (benefit)                           2,410           4,891           (687)         (2,191)          8,840
Amortization                                              --           4,724          5,060           5,261           2,884
Restructuring and other charges                       12,015              --         19,905          36,544              --
Net gain on divestitures                                  --              --             --              --          (9,521)
                                                    --------        --------       --------        --------        --------
Income from continuing operations before
   income taxes, as adjusted                          17,092          14,606         17,788          23,604          15,916
Income tax expense, as adjusted                        6,495           4,891          5,753           7,611           5,174
                                                    --------        --------       --------        --------        --------
Income from continuing operations, as adjusted        10,597           9,715         12,035          15,993          10,742
                                                    --------        --------       --------        --------        --------
Net income (loss), as reported                       (53,634)          3,755         (6,490)        (16,010)         13,713
Cumulative effect of a change in accounting
   principle for goodwill                             56,301              --             --              --              --
Discontinued operations                                   --           1,236             --              --              --
Income tax expense (benefit)                           2,410           4,891           (687)         (2,191)          8,840
Interest                                              14,602          16,093         19,666          23,002          13,707
Securitization costs                                     634           1,110          2,748           1,489              --
Interest rate swap settlement charges                     --              --             --              --           2,101
Depreciation                                          19,325          20,399         21,069          20,786          18,111
Amortization                                              --           4,724          5,060           5,261           2,884
Restructuring and other charges                       12,015              --         19,905          36,544              --
Net gain on divestitures                                  --              --             --              --          (9,521)
                                                    --------        --------       --------        --------        --------
EBITDA(1)                                           $ 51,653        $ 52,208       $ 61,271        $ 68,881        $ 49,835
                                                    --------        --------       --------        --------        --------
PER SHARE DATA(2)
Net income (loss) as reported                       $  (5.94)       $   0.41       $  (0.73)       $  (1.78)       $   1.65
Cumulative effect of change in accounting
   principle for goodwill                               6.24              --             --              --              --
Discontinued operations                                   --            0.14             --              --              --
Amortization                                              --            0.52           0.57            0.58            0.35
Restructuring and other charges, net of tax             0.87              --           1.51            2.97              --
Net gain on divestitures, net of tax                      --              --             --              --           (0.70)
                                                    --------        --------       --------        --------        --------
Income, as adjusted                                 $   1.17        $   1.07       $   1.35        $   1.77        $   1.30
                                                    --------        --------       --------        --------        --------
SELECTED RATIOS
Operating income margin, as reported                     4.6%            6.1%           2.9%            1.0%            7.9%
Amortization                                              --             1.1            0.9             1.0             0.6
Restructuring and other charges                          2.7              --            3.8             6.6              --
Net gain on divestitures                                  --              --             --              --            (1.9)
                                                    --------        --------       --------        --------        --------
Operating income margin, as adjusted                     7.3%            7.2%           7.6%            8.6%            6.6%
                                                    --------        --------       --------        --------        --------
Net income (loss) margin, as reported                  (12.0)%           0.8%          (1.2)%          (2.9)%           2.8%
Cumulative effect of a change in
   accounting principle for goodwill                    12.6              --             --              --              --
Discontinued operations                                   --             0.3             --              --              --
Income tax expense (benefit)                             0.5             1.1           (0.1)           (0.4)            1.8
Interest                                                 3.3             3.6            3.7             4.2             2.8
Securitization costs                                     0.1             0.2            0.5             0.3              --
Interest rate swap settlement charges                     --              --             --              --             0.4
Depreciation                                             4.4             4.6            4.0             3.7             3.6
Amortization                                              --             1.1            0.9             1.0             0.6
Restructuring and other charges                          2.7              --            3.8             6.6              --
Net gain on divestitures                                  --              --             --              --            (1.9)
                                                    --------        --------       --------        --------        --------
EBITDA(1) margin                                        11.6%           11.7%          11.6%           12.5%           10.1%
                                                    --------        --------       --------        --------        --------

(1) Earnings before interest, taxes, depreciation, amortization and securitization costs. The Company also excludes the cumulative effect of a change in accounting principle, discontinued operations and the impact of restructuring and other charges from the computation of EBITDA.

(2)      Income per share data assumes dilution.

Cadmus Communications Corporation and Subsidiaries

MANAGEMENT'S DISCUSSION AND ANALYSIS


GENERAL

Headquartered in Richmond, Virginia, Cadmus Communications Corporation (the "Company" or "Cadmus") provides end-to-end integrated graphic communications services to professional publishers, not-for-profit societies and corporations. Cadmus is the world's largest provider of content management and production services to scientific, technical and medical ("STM") journal publishers, the fifth largest periodicals printer in North America, and a leading provider of specialty packaging and promotional printing services.

ORGANIZATIONAL STRUCTURE

The Company is focused on two segments. The Publisher Services segment provides products and services to both not-for-profit and commercial publishers in three primary product lines: STM journals, special interest and trade magazines, and professional books and directories. Publisher Services provides a full range of content management, editorial, prepress, printing, reprinting, warehousing and distribution services under the division names of Cadmus Professional Communications and Cadmus Specialty Publications. During fiscal 2003, Cadmus Port City Press became a part of Cadmus Professional Communications due to operational and organizational changes. The Company's Specialty Packaging segment provides high quality specialty packaging and promotional printing, assembly, fulfillment and distribution services to consumer product and other customers.

APPLICATION OF CRITICAL ACCOUNTING POLICIES

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities at the dates of the financial statements and the reported amounts of revenues and expenses during the reporting periods. The Company considers the following accounting policies to be critical policies which involve various estimation processes:

         -        Allowance for doubtful accounts

         -        Valuation of intangible assets and goodwill

         -        Pension and other post retirement benefits

         -        Income taxes

         -        Discontinued operations

         -        Self-insurance reserves

         ALLOWANCE FOR DOUBTFUL ACCOUNTS. Cadmus' policy with respect to its trade and notes receivable is to maintain an adequate allowance or reserve for doubtful accounts for estimated losses from the inability of customers or noteholders to make required payments. The Company's process to estimate the collectibility of its trade accounts receivable balances consists of two steps. First, the Company evaluates specific accounts for which it has information that the customer may have an inability to meet its financial obligations (e.g., bankruptcy). In these cases, the Company uses its judgment, based on available facts and circumstances, and records a specific allowance for that customer against the receivable to reflect the amount it expects to ultimately collect. Second, the Company establishes an additional reserve for all customers based on a range of percentages applied to aging categories, based on management's best estimate. The Company periodically evaluates the adequacy of its reserves on notes receivable based on the available facts and circumstances at the time. If the financial condition of Cadmus' customers or noteholders were to deteriorate and result in an impairment of their ability to make payments, additional allowances could be required.

         VALUATION OF INTANGIBLE ASSETS AND GOODWILL. Through fiscal 2002, the Company amortized costs in excess of fair value of net assets of businesses acquired (goodwill) using the straight-line method over a period not to exceed 40 years. Accordingly, recoverability was reviewed if events or changes in circumstances indicated that the carrying amount may not be recovered. Recoverability was determined by comparing the undiscounted net cash flows of the assets to which the goodwill applied to the net book value, including goodwill, of those assets.

         Effective July 1, 2002, the Company adopted Statement of Financial Accounting Standards ("SFAS") No. 142, "Goodwill and Other Intangible Assets," which requires companies to discontinue amortizing goodwill and to perform annual impairment tests. In completing the transitional impairment test required by SFAS No. 142, the Company tested the net goodwill balances attributable to each of its reporting units for indications of impairment by comparing the fair value of each reporting unit to its carrying value. Fair value was determined using discounted cash flow estimates for each reporting unit in accordance with the provisions of SFAS No. 142. The preparation of such discounted cash flow estimates requires significant management judgment with respect to operating profit, growth rates, appropriate discount rates and residual values. Based on the initial impairment test as of July 1, 2002, the Company determined that goodwill related to its Specialty Publications division within the Publisher Services segment was impaired.

Cadmus Communications Corporation and Subsidiaries

The Specialty Publications division primarily serves customers in the special-interest magazine market, which had been negatively impacted by the significant downturn in advertising spending (as a result of cost reduction initiatives undertaken by advertisers) resulting in fewer page counts and correspondingly lower net sales. In addition, due to excess capacity in the magazine printing industry, volume and pricing pressures also resulted in lower operating profits and cash flows. As a result, the discounted cash flow analysis for the Specialty Publications division produced a value that was lower than carrying value. Accordingly, the Company recorded an impairment charge of $56.3 million representing the entire balance of goodwill for this division in the first quarter of fiscal 2003. This charge is reflected as a cumulative effect of a change in accounting principle in the accompanying Consolidated Statements of Operations.

         The Company completed its annual impairment test for fiscal 2003 as of April 1, 2003 in a manner consistent with its initial impairment test. As a result of the annual impairment test performed as of April 1, 2003, there were no indications of impairment and no adjustments to the carrying amount of goodwill were required. The total balance of goodwill as of June 30, 2003 relates to the Company's Publisher Services segment.

         PENSION AND OTHER POST RETIREMENT BENEFITS. The Company sponsors certain pension and other post retirement plans covering associates who meet eligibility requirements. Several factors are used to calculate the expense and liability related to the plans. These factors include assumptions determined by the Company about the discount rate, expected return on plan assets, and rate of future compensation increases. In addition, the Company's actuarial consultants use subjective factors such as withdrawal and mortality rates to estimate the impact of these trends on expense and liability amounts. The actuarial assumptions used by the Company may differ materially from actual results due to changing market and economic conditions, higher or lower withdrawal rates or longer or shorter life spans of participants. While the Company believes its assumptions are appropriate, significant differences in actual experience or significant changes in the Company's assumptions may materially affect its pension and other post retirement obligations and its future expense. Two developments affected the Company's pension plan during fiscal 2003. Equity markets declined, which resulted in a decrease in the fair value of the plan's assets. In addition, as a result of a lower interest rate environment, the Company's discount rate used in the fiscal 2003 actuarial valuation was lower than the fiscal 2002 discount rate, resulting in an increase to the discounted value of the Company's pension liability. As a result, the Company recorded an additional minimum pension liability in accordance with SFAS No. 87, "Employer's Accounting for Pensions" totaling $36.2 million ($23.8 million net of taxes) upon completion of its annual pension valuations. The adjustment to the additional minimum pension liability was included in other accumulated comprehensive loss as a direct charge to shareholders' equity, net of related tax effects. Also in fiscal 2003, the Company's board of directors adopted a plan to freeze the Company's defined benefit pension plan to mitigate the volatility in pension expense and required cash contributions expected in future years. As a result of this event, a pension curtailment charge of $0.7 million was recognized and is included in restructuring and other charges in the Consolidated Statements of Operations. The Company expects to contribute approximately $8 million in cash to the defined benefit pension plan in fiscal 2004.

         A one percentage-point change in the long-term rate of return on plan assets would have a $0.8 million impact on the 2004 pension expense and no impact on the accumulated benefit obligation. A one percentage-point change in the discount rate would have the following impact on 2004 pension expense and accumulated benefit obligation, respectively:

Change in discount rate:

                                                  1-Percentage Point
(In thousands)                                  Increase      Decrease
                                                --------      --------

Effect on 2004 pension expense                  $ (1,043)     $ 1,219
Effect on accumulated benefit obligation         (15,759)      19,727

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

         DISCONTINUED OPERATIONS. In the third quarter of fiscal 2002, the Company recorded a $1.2 million loss, net of taxes, in connection with the sale of its Atlanta-based Creative Marketing division. The Company has reported the sale as a discontinued operation for fiscal 2002. The Company did not reclassify the results of the Creative Marketing division as a discontinued operation in prior years because the changes that would result from a reclassification would not be material to the consolidated financial statements for fiscal 2001. In addition, the impact of reclassifying would have no impact on the Company's compliance with loan covenants or other contractual requirements, and no significant impact on earnings trends.

         SELF-INSURANCE RESERVES. The Company is self-insured for both medical and workers' compensation claims. The Company engages third party firms to provide claims processing for its medical and workers' compensation claims, and to calculate ultimate loss projections relative to its workers' compensation claims. The Company records its reserves for medical and workers' compensation claims based on the information supplied by the third party firms. The Company's policy is to adjust its workers' compensation reserve based on an analysis of individual claims at each reporting date. The Company maintains a medical reserve for claims incurred but not reported based on its best estimate of its ultimate cost of settling all claims incurred as of the reporting date.

SIGNIFICANT TRANSACTIONS

In addition to the goodwill impairment charge and the pension information discussed previously, the Company considers the following to be significant transactions:

         RESTRUCTURING AND OTHER EXPENSES. Over the course of the past several years, the Company has focused its operations around the Publisher Services and Specialty Packaging segments. As a result, the Company has exited non-strategic businesses and concentrated its resources on these two segments in an attempt to develop targeted solutions for its customers and to differentiate its products and services from its competitors. The information that follows will further describe the specific actions the Company took during fiscal 2003.

         In the second quarter of fiscal 2003, the Company announced several actions to rationalize capacity and improve utilization within the Publisher Services segment, particularly in its special interest magazine operation. These included closure of the special interest magazine facility in East Stroudsburg, Pennsylvania, closure of the reprint department in Easton, Pennsylvania, and relocation of certain manufacturing equipment to other facilities within the Company. The Company also announced changes in the operating and management structure of the Company. In connection with these fiscal 2003 actions, the Company recorded pre-tax charges of $12.0 million ($7.9 million net of taxes), which included a pension curtailment charge of $0.7 million. These charges are included in restructuring and other charges on the Consolidated Statements of Operations. The Company anticipates that it will incur additional other exit costs of up to $0.6 million in fiscal 2004, primarily related to relocating fixed assets. Fiscal 2003 restructuring actions are expected to be completed by mid fiscal 2004.

         JOINT VENTURE. On June 30, 2003, the Company entered into a joint venture agreement with Datamatics Technologies Limited ("Datamatics"), a leading business processing outsource service provider in India, resulting in the formation of KnowledgeWorks Global Limited ("KGL"). KGL provides a full range of content processing, content management and related services to STM publishers and other organizations around the world. Pursuant to the terms of the agreement, the Company purchased an 80% ownership interest in KGL and Datamatics has the remaining 20% ownership interest. The Company contributed $3.1 million related to KGL, and recorded additional set-up costs for the joint venture.

         KGL has recently established a facility in Chennai, India to complement KGL's Mumbai, India facility. The Chennai facility should be in full production by January 2004 and will provide a range of highly automated content services for books and periodicals, including copy editing, issue management, composition, SGML/XML processing, and data conversion. The formation of KGL and the establishment of the Chennai facility are extensions of the offshore initiative the Company began in 2001. The Company anticipates that these offshore operations will allow it to expand production capacity, reduce turnaround times, lower overall costs, and grow its content management business in markets outside of North America and in markets other than scholarly publishing.

Cadmus Communications Corporation and Subsidiaries

RESULTS OF OPERATIONS

The following table presents the major components from the Consolidated Statements of Operations as a percent of net sales for the fiscal years ended June 30, 2003, 2002, and 2001, respectively. Results of operations for fiscal 2002 reflect the Company's sale of its Atlanta-based Creative Marketing operation, which has been reported as a discontinued operation.


                                                                     Years Ended June 30,
                                              ---------------------------------------------------------------------
(Dollars in millions)                                 2003                     2002                     2001
                                              ------------------        -----------------        ------------------

Net sales                                     $446.9       100.0%       $447.3      100.0%       $526.3       100.0%
Cost of sales                                  362.8        81.2         365.9       81.8         433.1        82.3
Selling and administrative
   expenses                                     51.4        11.5          54.0       12.1          58.1        11.0
Restructuring and other charges                 12.0         2.7            --         --          19.9         3.8
                                              ------       -----        ------       ----        ------       -----
   Operating income                             20.7         4.6%         27.4        6.1%         15.2         2.9%
                                              ------       -----        ------       ----        ------       -----
Interest expense                                14.6         3.3          16.1        3.6          19.7         3.7
Securitization costs                             0.6         0.1           1.1        0.2           2.7         0.5
Other, net                                       0.4         0.1           0.3        0.1            --          --
                                              ------       -----        ------       ----        ------       -----
Income (loss) from continuing operations
   before income taxes                           5.1         1.1%          9.9        2.2%         (7.2)       (1.3)%
Income tax expense
   (benefit)                                     2.4         0.5           4.9        1.1          (0.7)       (0.1)
                                              ------       -----        ------       ----        ------       -----
Income (loss) from continuing                    2.7         0.6%          5.0        1.1%         (6.5)       (1.2)%
   operations
Loss from discontinued
   operations, net of tax                         --          --          (1.2)      (0.3)           --          --
Cumulative effect of change in
   accounting principle                        (56.3)      (12.6)           --         --            --          --
                                              ------       -----        ------       ----        ------       -----
Net income (loss)                             $(53.6)      (12.0)%      $  3.8        0.8%       $ (6.5)       (1.2)%
                                              ------       -----        ------       ----        ------       -----
Capital expenditures                          $ 15.6         3.5%       $ 12.0        2.7%       $ 15.9         3.0%
                                              ------       -----        ------       ----        ------       -----

         In addition to results presented in accordance with generally accepted accounting principles ("GAAP"), the Company has included certain non-GAAP financial measures to provide information to assist investors in understanding the underlying operational performance of the Company. Refer to the Use of GAAP and Non-GAAP Measures later in this section for additional information on these measures. The following table presents certain non-GAAP measures as a percent of net sales and should be read in conjunction with the consolidated financial statements of the Company.


                                                               Years Ended June 30,
                                          --------------------------------------------------------------
(Dollars in millions)                           2003                    2002                 2001
                                          -----------------        --------------       ----------------

Operating income, as reported             $20.7         4.6%       $27.4      6.1%      $15.2        2.9%
Amortization                                 --          --          4.7      1.1         5.1        0.9
Restructuring and other charges            12.0         2.7           --       --        19.9        3.8
                                          -----        ----        -----     ----       -----      -----
Operating income, as adjusted             $32.7         7.3%       $32.1      7.2%      $40.1        7.6%
                                          -----        ----        -----     ----       -----      -----
Income (loss) from continuing
   operations, as reported                $ 2.7         0.6%       $ 5.0      1.1%      $(6.5)      (1.2)%
Income tax expense (benefit)                2.4         0.5          4.9      1.1        (0.7)      (0.1)
Amortization                                 --          --          4.7      1.1         5.1        0.9
Restructuring and other charges            12.0         2.7           --       --        19.9        3.8
                                          -----        ----        -----     ----       -----      -----
Income (loss) from continuing
   operations before income taxes,
   as adjusted                             17.1         3.8         14.6      3.3        17.8        3.4
Income tax expense, as adjusted             6.5         1.5          4.9      1.1         5.8        1.1
                                          -----        ----        -----     ----       -----      -----
Income (loss) from continuing
   operations, as adjusted                $10.6         2.4%       $ 9.7      2.2%      $12.0        2.3%
                                          -----        ----        -----     ----       -----      -----
Net income (loss), as reported           $(53.6)      (12.0)%      $ 3.8      0.8%      $(6.5)      (1.2)%
Cumulative effect of change in
   accounting principle for goodwill       56.3        12.6           --       --          --         --
Discontinued operations                      --          --          1.2      0.3          --         --
Income tax expense (benefit)                2.4         0.5          4.9      1.1        (0.7)      (0.1)
Interest                                   14.6         3.3         16.1      3.6        19.7        3.7
Securitization costs                        0.6         0.1          1.1      0.2         2.7        0.5
Depreciation                               19.3         4.4         20.4      4.6        21.1        4.0
Amortization                                 --          --          4.7      1.1         5.1        0.9
Restructuring and other charges            12.0         2.7           --       --        19.9        3.8
                                          -----        ----        -----     ----       -----      -----
EBITDA(1)                                 $51.7        11.6%       $52.2     11.7%      $61.3       11.6%
                                          -----        ----        -----     ----       -----      -----

(1) Earnings before interest, taxes, depreciation, amortization and securitization costs. The Company also excludes the cumulative effect of a change in accounting principle, discontinued operations and the impact of restructuring and other charges from the computation of EBITDA.

Comparison of Fiscal 2003 with Fiscal 2002

NET SALES

Net sales for fiscal 2003 were $446.9 million, compared to $447.3 million in fiscal 2002, essentially flat year over year. Within the Publisher Services segment, which includes STM journal services, special interest magazines and books and directories, net sales totaled $388.5 million for fiscal 2003, compared to $395.4 million in the prior year, a decline of 2%. Growth in STM journal services was offset by declines in special interest magazines and books and directories due primarily to continued volume and pricing pressures caused by customer consolidation and industry overcapacity as well as softness in advertising within the special interest magazine division. Net sales for the Specialty Packaging segment were $58.4 million for fiscal 2003, compared to $51.9 million in fiscal 2002, an increase of 13%. The increase in net sales for this segment was attributable to new business wins, particularly in the health care market.

COST OF SALES

Cost of sales decreased to 81.2% of net sales for fiscal 2003, compared to 81.8% of net sales for fiscal 2002. The improvement was a result of better product mix in the STM journal services and Specialty Packaging operations, company-wide cost reduction efforts, improved facility efficiencies and improved offshore workflows within the Publisher Services segment.

Cadmus Communications Corporation and Subsidiaries

SELLING AND ADMINISTRATIVE EXPENSES

Selling and administrative expenses as a percentage of net sales were 11.5% and 12.1% for the years ended June 30, 2003 and 2002, respectively. The decrease in selling and administrative expenses was primarily attributable to the discontinuation of goodwill amortization. Amortization expense totaled $4.7 million, or 1.1% of net sales, in fiscal 2002. Other factors contributing to the year-over-year change in selling and administrative expenses were higher costs in fiscal 2003 for management incentives, additional accruals for bad debt expense, and costs incurred in connection with marketing programs and sales training.

RESTRUCTURING AND OTHER EXPENSES

As previously discussed in Significant Transactions, in fiscal 2003, the Company recorded restructuring and other charges totaling $12.0 million ($7.9 million net of taxes). These charges included a pension curtailment charge of $0.7 million.

OPERATING INCOME

Operating income for fiscal 2003 was $20.7 million, compared to $27.4 million in fiscal 2002. Operating results for fiscal 2003 included $12.0 million in restructuring and other charges, while fiscal 2002 results included amortization expense of $4.7 million. In order to provide consistent comparisons of year-over-year operating results, the following reconciliation is provided:


(Dollars in thousands)                     2003      % of Sales           2002       % of Sales
                                         --------    ----------         -------      ----------

Operating income, as reported            $20,660          4.6%          $27,377          6.1%
Amortization expense                          --           --             4,724          1.1
Restructuring and other charges           12,015          2.7                --           --
                                         -------          ---           -------          ---
Operating income, as adjusted            $32,675          7.3%          $32,101          7.2%
                                         -------          ---           -------          ---

         Factors contributing to the increase in operating income, as adjusted, from fiscal 2002 were improved product mix, operating efficiencies, and offshore workflows within the Publisher Services segment offset by increases in sales, marketing and administrative expenses.

INTEREST AND OTHER EXPENSES

Interest and securitization costs declined to $15.2 million in fiscal 2003, compared to $17.2 in fiscal 2002. The decrease in interest expense was due primarily to lower debt levels in fiscal 2003, lower year-over-year short-term interest rates, and the impact of the Company's interest rate swap agreement.

INCOME FROM CONTINUING OPERATIONS BEFORE INCOME TAXES

Income from continuing operations before income taxes totaled $5.1 million for fiscal 2003 compared to $9.9 million for fiscal 2002. These results reflect the impact of $12.0 million in restructuring and other charges reported for the fiscal year ended June 30, 2003, and amortization expense totaling $4.7 million for the fiscal year ended June 30, 2002, respectively. In order to provide consistent comparisons of year-over-year results, the following reconciliation is provided:


(Dollars in thousands)                              2003       % of Sales          2002       % of Sales
                                                  -------      ----------        -------      ----------

Income from continuing operations before
   income taxes, as reported                      $ 5,077          1.1%          $ 9,882          2.2%
Amortization expense                                   --           --             4,724          1.1
Restructuring and other charges                    12,015          2.7                --           --
                                                  -------          ---           -------          ---
Income from continuing operations before
   income taxes, as adjusted                      $17,092          3.8%          $14,606          3.3%
                                                  -------          ---           -------          ---

INCOME TAXES

The Company's income tax expense on continuing operations for fiscal 2003 was at an effective tax rate of 47.5%, compared to an effective tax rate of 49.5% for fiscal 2002. For fiscal 2003, the amount of tax expense from continuing operations differs from the amount obtained by application of the statutory U.S. rates to income from continuing operations primarily due to the effect of certain non-deductible restructuring charges and the impact of state income taxes. For fiscal 2002, income tax expense differs from the amount obtained by application of the statutory U.S. rate due primarily to the impact of non-deductible goodwill amortization.

CUMULATIVE EFFECT OF A CHANGE IN ACCOUNTING PRINCIPLE

Through fiscal 2002, the Company amortized costs in excess of fair value of net assets of businesses acquired (goodwill) using the straight-line method over periods not to exceed 40 years. Recoverability was reviewed if events or changes in circumstances indicated that the carrying amount might not be recovered. Recoverability was determined by comparing the undiscounted net cash flows of the assets to which the goodwill applied to the net book value, including goodwill, of those assets.

         Effective July 1, 2002, the Company adopted SFAS No. 142, "Goodwill and Other Intangible Assets," which requires companies to discontinue amortizing goodwill and to perform annual impairment tests. In completing the transitional impairment test required by SFAS No. 142, the Company tested the net goodwill balances attributable to each of its reporting units for indications of impairment by comparing the fair value of each reporting unit to its carrying value. Fair value was determined using discounted cash flow estimates for each reporting unit in accordance with the provisions of SFAS No.
142. Based on the initial impairment test as of July 1, 2002, the Company determined that goodwill related to its Specialty Publications division within the Publisher Services segment was impaired. The Specialty Publications division primarily serves customers in the special interest magazine market, which had been negatively impacted by the significant downturn in advertising spending (as a result of cost reduction initiatives undertaken by advertisers) resulting in fewer page counts and correspondingly lower net sales. In addition, due to excess capacity in the magazine printing industry, volume and pricing pressures also resulted in lower operating profits and cash flows. As a result, the discounted cash flow analysis for the Specialty Publications division produced a value that was lower than carrying value. Accordingly, the Company recorded an impairment charge of $56.3 million representing the entire balance of goodwill for this division in the first quarter of fiscal 2003. This charge is reflected as a cumulative effect of a change in accounting principle in the accompanying Consolidated Statements of Operations.

DISCONTINUED OPERATIONS

The Company adopted SFAS No. 144, "Accounting for the Impairment or Disposal of Long-Lived Assets" in the third quarter of fiscal 2002 in connection with the sale of its Atlanta-based Creative Marketing division. As a result of its adoption of this statement, the Company has reclassified the results of its Creative Marketing operation as a discontinued operation for fiscal 2002 (see Application of Critical Accounting Policies).

EARNINGS PER SHARE

Net income (loss) per share, assuming dilution, totaled $(5.94) in fiscal 2003 and $0.41 in fiscal 2002. In order to provide consistent comparisons of year-over-year results, the following reconciliation is provided which reflects the impact of the cumulative effect of a change in accounting principle for goodwill, discontinued operations, amortization expense, and restructuring and other charges, net of tax, on earnings per share for the fiscal years ended June 30, 2003 and 2002, respectively:


                                                         2003           2002
                                                        -----          -----

Earnings per share, assuming dilution:
Net income (loss), as reported                         $(5.94)         $0.41
Cumulative effect of a change in
   accounting principle for goodwill                     6.24             --
Discontinued operations                                    --           0.14
Amortization expense                                       --           0.52
Restructuring and other charges, net of taxes            0.87             --
                                                        -----          -----
Earnings per share assuming dilution,
   as adjusted                                          $1.17          $1.07
                                                        -----          -----

EBITDA

EBITDA for fiscal 2003 was $51.7 million compared to $52.2 million in fiscal 2002. The Company defines EBITDA as earnings before interest, taxes, depreciation, amortization and securitization costs. The Company also excludes the cumulative effect of a change in accounting principle, discontinued operations, and the impact of restructuring and other charges from the computation. The Company believes EBITDA is a useful measure of operating performance before the impact of investing and financing transactions, making comparisons between companies'earnings power more meaningful and providing consistent comparisons of the Company's performance. In order to provide consistent comparisons of year-over-year EBITDA, the following reconciliation is provided:


(Dollars in thousands)                      2003          % of Sales           2002          % of Sales
                                          --------        ----------         --------        ----------

Net income (loss), as reported            $(53,634)          (12.0)%         $  3,755           0.8%
Cumulative effect of a change in
   accounting principle                     56,301           12.6                  --            --
Discontinued operations                         --             --               1,236           0.3
Income taxes                                 2,410            0.5               4,891           1.1
Interest                                    14,602            3.3              16,093           3.6
Securitization costs                           634            0.1               1,110           0.2
Depreciation                                19,325            4.4              20,399           4.6
Amortization                                    --             --               4,724           1.1
Restructuring and other charges             12,015            2.7                  --            --
                                          --------           ----            --------          ----
EBITDA                                    $ 51,653           11.6%           $ 52,208          11.7%
                                          --------           ----            --------          ----

Cadmus Communications Corporation and Subsidiaries

COMPARISON OF FISCAL 2002 WITH FISCAL 2001

NET SALES

Net sales for fiscal 2002 were $447.3 million, compared to $526.3 million in fiscal 2001, a decline of 15%, due primarily to the impact of divested and closed operations in fiscal 2002 and 2001 related to the Company's former Atlanta-based technology related logistics operations, the closure and consolidation of one of the Company's Richmond-based commercial and magazine printing operations, and the sale of the Atlanta-based Creative Marketing division. Within the Publisher Services segment, which includes STM journal services, special interest magazines and books and directories, net sales totaled $395.4 million for fiscal 2002, compared to $452.4 million in the prior year, a decline of 13%. The remaining decline in year-over-year sales separate from the divested and closed operations for the Publisher Services segment was largely due to volume and pricing pressures as a result of customer consolidation, overcapacity and reduced demand in a weak economy, as well as continued softness in advertising pages that impacted the Specialty Publications division. Net sales for the Specialty Packaging segment were $51.9 million for fiscal 2002, compared to $59.1 million in fiscal 2001, a decrease of 12%. The decrease in sales compared to the prior year was primarily the result of the shutdown of the Company's Atlanta-based logistics operations in fiscal 2001.

COST OF SALES

Cost of sales decreased to 81.8% of net sales for fiscal 2002, compared to 82.3% of net sales for fiscal 2001. The improvement was primarily attributable to company-wide cost reduction efforts, improvement in facility efficiencies and improved product mix within the Specialty Packaging segment, offset in part by a reduction in sales revenues due to continued pricing pressures and decreased advertising revenues in the Specialty Publications division.

SELLING AND ADMINISTRATIVE EXPENSES

Selling and administrative expenses as a percentage of net sales were 12.1% and 11.0% for the years ended June 30, 2002 and 2001, respectively. The increased percentage in fiscal 2002 reflected the impact of declining sales in fiscal 2002 and the effects in fiscal 2001 of a $1.5 million gain recognized under SFAS No. 133, "Accounting for Derivative Instruments and Hedging Activities" and a $0.9 million gain resulting from the demutualization of one of the Company's pension investments.

RESTRUCTURING AND OTHER EXPENSES

The Company recorded restructuring and other charges totaling $19.9 million ($13.5 million net of taxes) in fiscal 2001. Total restructuring and other costs consisted of asset write-downs of $5.5 million, the write-off of intangible assets related primarily to the Company's Atlanta-based logistics operations totaling $4.0 million, involuntary termination costs of $3.7 million, contract termination costs of $3.4 million, and other post-closure shutdown costs of $0.6 million. Involuntary termination costs related to approximately 250 associates. Restructuring and other charges for fiscal 2001 also included $2.7 million related to the final settlement of certain post-closing contingencies and other facility closure costs associated with the sale of the Company's Dynamic Diagrams subsidiary.

OPERATING INCOME

Operating income for fiscal 2002 was $27.4 million, compared to $15.2 million in fiscal 2001. Operating margins were favorably impacted by company-wide cost reduction efforts and improved facility efficiencies, which helped to mitigate the negative impacts of continued pricing pressures and reduction in advertising pages within the Publisher Services segment. Fiscal 2001 results reflect the impact of $19.9 million in restructuring and other charges. In order to provide consistent comparisons of year-over-year operating results, the following reconciliation is provided:


(Dollars in thousands)                     2002       % of Sales          2001        % of Sales
                                         -------      ----------        -------       ----------

Operating income, as reported            $27,377          6.1%          $15,172          2.9%
Amortization expense                       4,724          1.1             5,060          0.9
Restructuring and other charges               --           --            19,905          3.8
                                         -------          ---           -------          ---
Operating income, as adjusted            $32,101          7.2%          $40,137          7.6%
                                         -------          ---           -------          ---


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

INCOME (LOSS) FROM CONTINUING OPERATIONS BEFORE INCOME TAXES

Income (loss) from continuing operations before income taxes totaled $9.9 million for fiscal 2002, compared to $(7.2) million for fiscal 2001. These results reflect the impact of $19.9 million in restructuring and other charges reported for fiscal 2001, and amortization expense totaling $4.7 million and $5.1 million for fiscal years 2002 and 2001, respectively. In order to provide consistent comparisons of year-over-year results, the following reconciliation is provided:


(Dollars in thousands)                                     2002        % of Sales          2001         % of Sales
                                                         --------      ----------        --------       ----------

Income (loss) from continuing operations before
   income taxes, as reported                             $  9,882          2.2%          $ (7,177)         (l.3)%
Amortization expense                                        4,724          1.1              5,060           0.9
Restructuring and other charges                                --           --             19,905           3.8
                                                         --------          ---           --------           ----
Income from continuing operations before
   income taxes, as adjusted                             $ 14,606          3.3%          $ 17,788           3.4%
                                                         --------          ---           --------           ----


INCOME TAXES

The Company's income tax expense on continuing operations for fiscal 2002 was at an effective tax rate of 49.5%, compared to an income tax benefit at an effective tax rate of 9.6% for fiscal 2001. The effective tax rate for fiscal 2001 reflects the impact of restructuring and other charges recorded. The variation in rates was primarily attributable to the impact of non-tax deductible goodwill amortization and the recognition of certain state net operating loss carry-forwards in fiscal 2001.

DISCONTINUED OPERATIONS

In the third quarter of fiscal 2002, the Company recorded a $1.2 million loss, net of taxes, in connection with the sale of its Atlanta-based Creative Marketing division. The Company has reported the sale as a discontinued operation in fiscal 2002 (see Application of Critical Accounting Policies).

EARNINGS PER SHARE

Net income per share, assuming dilution, totaled $0.41 in fiscal 2002, compared to a net loss per share of $(0.73) in fiscal 2001. In order to provide consistent comparisons of year-over-year results, the following reconciliation is provided which reflects the impact of discontinued operations, amortization expense, and restructuring and other charges, net of tax, on earnings per share for the fiscal years ended June 30, 2002 and 2001, respectively:


                                                           2002          2001
                                                           -----        ------

Earnings per share, assuming dilution:
Net income (loss), as reported                             $0.41        $(0.73)
Discontinued operations                                     0.14            --
Amortization expense                                        0.52          0.57
Restructuring and other charges, net of taxes                 --          1.51
                                                           -----        ------
Earnings per share assuming dilution, as adjusted          $1.07        $ 1.35


EBITDA

EBITDA for fiscal 2002 was $52.2 million compared to $61.3 million in fiscal 2001. The Company defines EBITDA as earnings before interest, taxes, depreciation, amortization and securitization costs. The Company also excludes the cumulative effect of a change in accounting principle, discontinued operations, and the impact of restructuring and other charges from the computation. The Company believes EBITDA is a useful measure of operating performance before the impact of investing and financing transactions, making comparisons between companies' earnings power more meaningful and providing consistent comparisons of the Company's performance. In order to provide consistent comparisons of year-over-year EBITDA, the following reconciliation is provided:


(Dollars in thousands)                     2002         % of Sales          2001          % of Sales
                                         --------       ----------        --------        ----------

Net income (loss), as reported           $  3,755           0.8%          $ (6,490)          (1.2%)
Discontinued operations                     1,236           0.3                 --             --
Income taxes                                4,891           1.1               (687)          (0.1)
Interest                                   16,093           3.6             19,666            3.7
Securitization costs                        1,110           0.2              2,748            0.5
Depreciation                               20,399           4.6             21,069            4.0
Amortization                                4,724           1.1              5,060            0.9
Restructuring and other charges                --            --             19,905            3.8
                                         --------          ----           --------           ----
EBITDA                                   $ 52,208          11.7%          $ 61,271           11.6%
                                         --------          ----           --------           ----

Cadmus Communications Corporation and Subsidiaries

USE OF GAAP AND NON-GAAP MEASURES

In addition to results presented in accordance with generally accepted accounting principles ("GAAP"), the Company has included in this report the following non-GAAP financial measures: (1) "operating income" adjusted to exclude restructuring and other charges of $12.0 million and $19.9 million in fiscal years ended June 30, 2003 and 2001, respectively, and adjusted to add amortization expense of $4.7 million and $5.1 million in fiscal years ended June 30, 2002 and 2001, respectively, (2) "income from continuing operations before income taxes" adjusted in the same manner and for the same items as operating income, (3) "earnings per share" adjusted to exclude restructuring and other charges in the same manner as operating income for fiscal year 2003, and to exclude the impact in fiscal 2003 of the $56.3 million cumulative effect of a change in accounting principle, which was recorded upon the Company's adoption of SFAS No. 142; adjusted to add the impact of the amortization expense described in operating income above and exclude the impact of the loss from discontinued operations of $1.2 million for fiscal 2002; and adjusted for fiscal 2001 to add the impact of the amortization expense described in operating income above and exclude restructuring and other charges in the same manner as operating income for fiscal year 2003; and (4) "EBITDA" and "EBITDA margin" as a percent of net sales with EBITDA being defined by the Company as earnings before interest, taxes, depreciation, amortization and securitization costs. The Company also excludes the cumulative effect of a change in accounting principle, discontinued operations, and the impact of restructuring and other charges from the computation of EBITDA. For each non-GAAP financial measure, the Company has presented the most directly comparable GAAP financial measure and has reconciled the non-GAAP financial measure with such comparable GAAP financial measure.

         These non-GAAP financial measures provide useful information to investors to assist in understanding the underlying operational performance of the Company. Specifically, (1) the exclusion of restructuring and other charges permits comparisons of results for on-going business facilities under the current operating structure; (2) the exclusion of amortization expense in fiscal 2002 and 2001 provides consistent comparisons, as amortization expense is not recorded in fiscal 2003 upon adoption of SFAS No. 142, and year-over-year comparisons would be positively inflated without the adjustment,
(3) the exclusion of the cumulative effect of a change in accounting principle permits comparisons without the impact of financial results driven solely by the adoption of new accounting pronouncements, (4) the exclusion of the impact of discontinued operations permits comparisons for continuing business operations; and (5) EBITDA and EBITDA margin as a percent of net sales are useful measures of operating performance before the impact of investing and financing transactions, making comparisons between companies' earnings power more meaningful and providing consistent period-over-period comparisons of the Company's performance. In addition, the Company uses these non-GAAP financial measures internally to measure its on-going business performance and in reports to bankers to permit monitoring of the Company's ability to repay outstanding liabilities.

Liquidity and Capital Resources

OPERATING ACTIVITIES

Net cash provided by operating activities for fiscal year 2003 totaled $32.1 million, compared to $41.0 million in fiscal 2002. This $8.9 million decrease was primarily attributable to working capital changes and $5.6 million in contributions to the Company's pension plan. The most significant working capital changes relate to timing of certain payments to the Company's larger vendors and increases in inventory levels to satisfy demands of a new health care customer. The decrease in accounts receivable is primarily attributable to improved collection experience with customer accounts. The year-over-year decrease in net cash provided by operating activities was partially offset by a $0.6 million decrease in restructuring payments. The Company expects to contribute approximately $8 million in cash to the defined benefit pension plan in fiscal 2004.

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

INVESTING ACTIVITIES

Net cash used in investing activities was $15.6 million for the fiscal year 2003, compared to $6.8 million in the prior year. Capital expenditures for the fiscal year 2003 totaled $15.6 million compared to $12.0 million for 2002, and included investments primarily in software and product development for content management services, new business and operating systems, digital prepress equipment and building and equipment improvements. Proceeds from the sale of property, plant and equipment in fiscal 2003 totaled $3.4 million, and related primarily to the sale of a Richmond facility and a press at the Company's East Stroudsburg, Pennsylvania location. Also during fiscal 2003, the Company invested $3.1 million in a joint venture formed with Datamatics Technologies Limited, a leading business processing outsource service provider in India, and recorded additional set-up costs for the joint venture. The Company estimates that capital expenditures for fiscal 2004 will be approximately $14.0 million to $17.0 million.

         Proceeds from the sale of property, plant and equipment in fiscal 2002 totaled $3.7 million, and related primarily to the sale of a composition facility located in Akron, Pennsylvania, a press at the Company's Charlotte facility, and a warehouse located in Lancaster, Pennsylvania. Net proceeds from divested operations totaled $1.5 million and related to the sale of the Company's Atlanta-based Creative Marketing division.

         Net cash used in investing activities totaled $13.0 million in fiscal 2001. Capital expenditures were $15.9 million and included investments in digital prepress equipment, manufacturing equipment, and new business and manufacturing systems. Partially offsetting these expenditures was $3.4 million in proceeds from the sale of the Company's former point of purchase manufacturing facility in Atlanta and the sale of certain manufacturing equipment. During fiscal 2001, the Company made a $3.1 million strategic investment in Xyvision Enterprise Solutions, Inc., a developer of XML content management and publishing software. The Company also realized net proceeds of $4.2 million related to the sale of its Dynamic Diagrams subsidiary.

FINANCING ACTIVITIES

Net cash used in financing activities was $17.2 million for fiscal year 2003, compared to $36.2 million for the fiscal year 2002. Cash provided by operating activities was used to pay down $12.5 million on the Company's revolving credit facility and to fund $1.8 million in dividend payments. A higher subordinated interest in the Company's accounts receivable securitization program reflected changes in methods of calculating eligible receivables brought about by amendments to the securitization program and certain negative trends in the receivables aging during the year which have been a focus of management's working capital initiatives. These factors contributed to a $2.9 million reduction in funding under the Company's receivables securitization program.

         On June 21, 2002, the Company amended its senior bank credit agreement to provide for a $78.0 million revolving bank facility with a group of six banks, reducing the commitment from the Company's $105.0 million amended and restated senior bank credit agreement dated June 2001. The facility is secured by substantially all of the Company's real, personal, and mixed property, is jointly and severally guaranteed by each of the Company's present and future significant subsidiaries, and is secured by a pledge of the capital stock of present and future significant subsidiaries. The senior bank credit facility is scheduled to mature on March 31, 2004. Management intends to, and anticipates that it will be able to, refinance the senior bank credit facility prior to its scheduled maturity.

         The Company uses an accounts receivable securitization program to fund some of its working capital requirements. At June 30, 2003 and 2002, approximately $57.4 million and $59.6 million, respectively, of accounts receivable had been sold on a revolving and non-recourse basis to the wholly-owned, bankruptcy-remote subsidiary. At June 30, 2003 and 2002, approximately $26.7 million and $29.5 million, respectively, of net accounts receivable had been sold by the Company's wholly-owned, bankruptcy-remote subsidiary without recourse to an unrelated third party purchaser under the securitization program, and the sales were reflected in the Consolidated Balance Sheets as a reduction of accounts receivable with the proceeds used to repay a corresponding amount of borrowing under the Company's senior bank credit facility. The Company's securitization program is an annual program subject to one-year renewals each October. In the event the program expired without renewal or was terminated, the Company has sufficient liquidity and availability under its senior bank credit facility to fund its working capital requirements.

         Long-term debt at June 30, 2003, was $134.0 million, down $23.2 million from $157.2 million at June 30, 2002. Additionally, the Company has $12.8 million in current maturities of long-term debt, scheduled to mature March 31, 2004.

         For the fiscal year ended June 30, 2002, the Company utilized cash provided by operations to pay down $23.7 million on the Company's revolving credit facility, to pay off a $2.6 million mortgage on the Company's Lancaster facility, and to fund $1.8 million in dividend payments. At June 30, 2002 there was a reduction of $8.5 million in funding under the Company's receivables securitization program. The Company also received $0.4 million in proceeds from the exercise of stock options.

         Net cash used in financing activities was $26.8 million for fiscal 2001. Short-term borrowings and cash provided by operating activities were used to fund working capital requirements, to pay down $25.0 million in debt (net of debt reduction due to the receivables securitization program), and to fund $1.8 million in dividend payments.

         The primary cash requirements of the Company are for debt service, capital expenditures, working capital, taxes, pension funding and dividends. The primary sources of liquidity are cash flow provided by operations and unused capacity under its senior bank credit and receivables securitization facilities. The Company's senior bank credit facility is scheduled to mature on March 31, 2004. Management intends to, and anticipates that it will be able to, refinance the senior bank credit facility prior to its scheduled maturity. The future operating performance and the ability to service or refinance the Company's debt depends on the ability to implement the business strategy and on general economic, financial, competitive, legislative, regulatory and other factors, many of which are beyond the control of the Company. The Company believes that these sources will provide sufficient liquidity and capital resources to meet its operating requirements for capital expenditures and working capital.

Cadmus Communications Corporation and Subsidiaries

MARKET RISK

At June 30, 2003 and 2002, the Company had one fixed-to-floating fair value interest rate swap agreement outstanding with a notional amount of $35.0 million. This swap was entered into to convert $35.0 million of the Company's 9.75% senior subordinated notes due in fiscal 2009 to floating rate debt. The initial term of the swap agreement expires in fiscal 2009, and the counterparty has an option to terminate the agreement in fiscal 2004. Under the swap agreement, the Company receives interest payments at a fixed rate of 9.75% and pays interest at a variable rate that is based on six-month
LIBOR plus a spread. The six-month LIBOR rate is reset each December 1 and June
1. The swap agreement is an effective hedge. The fair value of the Company's interest rate swap agreement was $2.6 million and $0.5 million at June 30, 2003 and 2002, respectively, which is recorded in the Consolidated Balance Sheets in other long term assets with an offset in long term debt in accordance with SFAS No. 133, "Accounting for Derivative Instruments and Hedging Activities." At June 30, 2001, the Company had no fixed-to-floating interest rate swap agreements outstanding. In December 2000, the Company terminated the two fixed-to-floating interest rate swap agreements that had been outstanding at June 30, 2000, with an aggregate notional amount of $40.0 million. These swaps were entered into in June 2000 in conjunction with the termination and amendment of swaps that were entered into in fiscal 1999. The swaps had similar terms and conditions to hedge against changes in the fair market value of the 9.75% senior subordinated notes due in fiscal 2009. Under the terms of this agreement, the Company received interest payments at a fixed rate of 9.75%. The Company paid interest at a variable rate that is based on three-month LIBOR plus a spread for each of the swap agreements. The Company recognized gains of $1.5 million in fiscal 2001 when the swaps were adjusted to fair value.

         The notional amount of each swap contract does not represent exposure to credit loss. In the event of default by the counterparties, the risk, if any, is the cost of replacing the swap agreement at current market rates. The Company continually monitors its positions and the credit rating of its counterparties and limits the amount of agreements it enters into with any one party. Management does not anticipate nonperformance by the counterparties; however, if incurred, any such loss should be immaterial. Additional information on the hedging instruments is provided in Note 8 to the Consolidated Financial Statements.

         If short-term interest rates were to be either higher or lower by one percentage point throughout fiscal 2004, and assuming the average amount outstanding under the Company's senior bank credit facility were consistent with fiscal 2003 and that the average interest rate paid by the Company on the floating portion of its fair value interest rate swap agreement were to be either higher or lower by one percentage point throughout fiscal 2004, the Company's interest expense and income before taxes would change by approximately $0.6 million. If program costs under the securitization program were to be either higher or lower by one percentage point throughout fiscal 2004, and assuming the average amount outstanding under the Company's securitization program were consistent with fiscal 2003, the Company's securitization costs and income before taxes would change by approximately $0.3 million.

OFF BALANCE SHEET ITEMS

In the normal course of business, the Company is a party to certain off-balance sheet arrangements including guarantees and indemnifications in connection with divested or sold operations and financial instruments with off-balance sheet risk, such as standby letters of credit and the accounts receivable securitization program. Liabilities related to these arrangements are not reflected in the Company's Consolidated Balance Sheets, and management does not expect any material adverse effects on its financial condition, results of operations or cash flows to result from these off-balance sheet arrangements.

         The Company remains a guarantor on real estate lease obligations, totaling approximately $0.4 million annually through September 2009, for a facility in Atlanta related to the Creative Marketing division, which was sold in the third quarter of fiscal 2002.

         The Company maintains certain standby letters of credit to secure its obligations for workers' compensation programs. At June 30, 2003, the Company had $2.5 million of standby letters of credit outstanding and had no claims against those letters of credit. The Company participates in an accounts receivable securitization program (see Financing Activities within Management's Discussion and Analysis and Note 9 to the Consolidated Financial Statements). At June 30, 2003, approximately $26.7 million of net accounts receivable had been sold and were reflected as a reduction of accounts receivable with the proceeds used to repay a corresponding amount of borrowing under the Company's senior bank credit facility.

OBLIGATIONS AND COMMITMENTS

The Company is a party to certain contractual obligations and commitments as summarized in the following table.


                                                                        Payments due by period
                                              ---------------------------------------------------------------------------------
                                                                Less than          1 to              4 to             More than
(In thousands)                                 Total              1 year         3 years           5 years             5 years
                                              --------          ---------        --------          -------            ---------

Long-term debt obligations                    $146,805          $ 12,800          $    --          $   --            $134,005
Operating lease obligations                     38,633             6,487           10,433           6,998              14,715
Executive employment contracts                   1,125               375              750              --                  --
Unconditional purchase obligations               4,644             3,981              533             130                  --
Other long-term liabilities                      5,649             1,261            1,950           1,300               1,138
                                              --------          --------          -------          ------            --------
   Total contractual obligations and
      and commitments                         $196,856          $ 24,904          $13,666          $8,428            $149,858
                                              --------          --------          -------          ------            --------

         In addition, the Company is required to make certain minimum contributions to its defined benefit pension plan. The amount of any contributions will directly depend upon future changes in investment values, rates of returns, discount rates, plan benefits and design, and changes in regulatory or legislative rules covering such plans, among other factors. The Company's board of directors voted to freeze the Cadmus defined benefit pension plan in fiscal 2003 in order to mitigate the volatility in pension expense and required cash contributions expected in future years. The Company expects to contribute approximately $8.0 million in cash to the defined benefit pension plan in fiscal 2004, to mitigate, or perhaps eliminate, payments required to be made to the plan in fiscal 2005. Management is unable to provide estimates of contributions in future years based on the variable factors noted above.

         Statements contained in the previous discussion and throughout this report relating to Cadmus' future prospects and performance are "forward-looking statements" that are subject to risks and uncertainties that could cause actual results to differ materially from those expressed or implied by such statements. Factors that could cause actual results to differ materially from management's expectations include but are not limited to: (1) the overall economic environment, (2) the equity market performance and interest rate environment, which can impact our pension liability, (3) our ability to develop and market new capabilities and services to take advantage of technology changes in the publishing process, especially for scientific, technical and medical journals, (4) significant price pressure in the markets in which we compete, (5) the loss of significant customers or the decrease in demand from customers, (6) our ability to continue to obtain improved efficiencies and lower production costs, (7) the financial condition and ability to pay of certain customers, (8) the impact of industry consolidation among key customers, and (9) our ability to operate effectively in markets outside of North America. Other risk factors are detailed from time to time in our Securities and Exchange Commission filings. The information provided in this report is provided only as of the date of this report, and we undertake no obligation to update any forward-looking statements made herein.

Cadmus Communications Corporation and Subsidiaries

SELECTED QUARTERLY DATA (unaudited)


2003 Quarters Ended (In thousands,
   except per share data)                                Sept 30          Dec 31          Mar 31           June 30
                                                        ---------       ---------       -----------       -----------

Net sales                                               $ 105,425       $ 113,696       $   113,437       $   114,361
Operating income (loss)                                     7,196            (621)            7,458             6,627
Income (loss) from continuing operations before
   cumulative effect of change in accounting
   principle for goodwill                                   1,973          (3,182)            2,172             1,704
Cumulative effect of a change in accounting
   principle for goodwill                                 (56,301)             --                --                --
Net income (loss)                                         (54,328)         (3,182)            2,172             1,704
Per share data:(1)
   Income (loss) from continuing operations before
      cumulative effect of change in accounting
      principle for goodwill                                 0.22           (0.35)             0.24              0.19
   Cumulative effect of a change in accounting
      principle for goodwill                                (6.24)             --                --                --
   Net income (loss)                                        (6.02)          (0.35)             0.24              0.19
   Cash dividends                                            0.05            0.05              0.05              0.05
Stock market price data:
   High                                                 $   11.44       $   11.75       $     11.97       $     11.00
   Low                                                       8.07            8.38              7.04              7.57
   Close                                                     9.64           11.11              8.00              8.89
Selected Non-GAAP Measures(2)
                                                        ---------       ---------       -----------       -----------
Operating income, as adjusted                           $   7,196       $   8,300       $     8,588       $     8,591
Income from continuing operations,
   as adjusted                                              1,973           2,705             2,918             3,001
Income per share, as adjusted(1)                             0.22            0.30              0.32              0.33
EBITDA(3)                                                  12,047          13,052            13,248            13,306


2002 Quarters Ended (In thousands,
   except per share data)                               Sept 30(4)      Dec 31(4)         Mar 31            June 30
                                                        ----------      ---------       -----------       -----------

Net sales                                               $ 111,249       $ 114,354       $   112,656       $   109,020
Operating income                                            5,852           6,846             7,363             7,316
Income from continuing operations                             561           1,332             1,548             1,550
Income (loss) from discontinued operations,
   net of tax                                                 (39)              8            (1,205)               --
Net income                                                    522           1,340               343             1,550
Per share data:(1)
   Income from continuing operations                         0.06            0.15              0.17              0.17
   Loss from discontinued operations                           --              --             (0.13)               --
   Net income                                                0.06            0.15              0.04              0.17
   Cash dividends                                            0.05            0.05              0.05              0.05
Stock market price data:
   High                                                 $   12.16       $   11.50       $     12.00       $     14.64
   Low                                                       6.75            7.90             10.15             10.95
   Close                                                     8.60           10.75             11.95             11.22
Selected Non-GAAP Measures(2)
                                                        ---------       ---------       -----------       -----------
Operating income, as adjusted                           $   7,055       $   8,019       $     8,537       $     8,490
Income from continuing operations, as adjusted              1,764           2,505             2,722             2,724
Income per share, as adjusted(1)                             0.20            0.28              0.30              0.30
EBITDA(3)                                                  12,035          13,016            13,803            13,354

(1)      Income per share data assumes dilution.

(2) In addition to results presented in accordance with generally accepted accounting principles ("GAAP"), the Company has included certain non-GAAP financial measures to provide information to assist investors in understanding the underlying operational performance of the Company. Refer to the "Selected Quarterly Data - Reconciliation of GAAP to Non-GAAP Measures" which follows this table for additional information on these measures.

(3) Earnings before interest taxes, depreciation, amortization and securitization costs. The Company also excludes the cumulative effect of a change in accounting principle, discontinued operations and the impact of restructuring and other charges from the computation of EBITDA.

(4) Results of operations for fiscal year 2002 have been reclassified to reflect the sale of the Company's Creative Marketing division as a discontinued operation in the third quarter of fiscal 2002. See Note 1 to Consolidated Financial Statements.

Cadmus Communications Corporation and Subsidiaries

Selected Quarterly Data - Reconciliation of GAAP to Non-GAAP Measures
(unaudited)


In addition to results presented in accordance with generally accepted accounting principles ("GAAP"), the Company has included certain non-GAAP financial measures to provide information to assist investors in understanding the underlying operational performance of the Company. Refer to the Use of GAAP and Non-GAAP Measures section of Management's Discussion and Analysis for additional information on these measures.

SELECTED NON-GAAP MEASURES (In thousands, except per share data)


2003 Quarters Ended                                 Sept 30         Dec 31         Mar 31       June 30
                                                    --------       --------       --------      --------

Operating income (loss), as
   reported                                         $  7,196       $   (621)      $  7,458      $  6,627
Restructuring and
   other charges                                          --          8,921          1,130         1,964
                                                    --------       --------       --------      --------
Operating income, as adjusted                       $  7,196       $  8,300       $  8,588      $  8,591
                                                    --------       --------       --------      --------
Income (loss) from continuing operations,
   as reported                                      $  1,973       $ (3,182)      $  2,172      $  1,704
Income tax expense (benefit)                           1,210         (1,376)         1,405         1,171
Restructuring and other charges                           --          8,921          1,130         1,964
                                                    --------       --------       --------      --------
Income from continuing operations
   before income taxes, as adjusted                    3,183          4,363          4,707         4,839
Income tax expense, as adjusted                        1,210          1,658          1,789         1,838
                                                    --------       --------       --------      --------
Income from continuing operations, as adjusted      $ 1 ,973       $  2,705       $  2,918      $  3,001
                                                    --------       --------       --------      --------
Net income (loss) per share, as
   reported(1)                                      $  (6.02)      $  (0.35)      $   0.24      $   0.19
Cumulative effect of change in accounting
   principle for goodwill                               6.24             --             --            --
Restructuring and other
   charges, net of tax                                    --           0.65           0.08          0.14
                                                    --------       --------       --------      --------
Income per share, as adjusted                       $   0.22       $   0.30       $   0.32      $   0.33
                                                    --------       --------       --------      --------
Net income (loss), as reported                      $(54,328)      $ (3,182)      $  2,172      $  1,704
Cumulative effect of a change in
   accounting principle for goodwill                  56,301             --             --            --
Income tax expense (benefit)                           1,210         (1,376)         1,405         1,171
Interest                                               3,763          3,692          3,617         3,530
Securitization costs                                     188            176            131           139
Depreciation                                           4,913          4,821          4,793         4,798
Restructuring and other
   charges                                                --          8,921          1,130         1,964
                                                    --------       --------       --------      --------
EBITDA(2)                                           $ 12,047       $ 13,052       $ 13,248      $ 13,306
                                                    --------       --------       --------      --------


2002 Quarters Ended                                Sept 30(3)     Dec 31(3)       Mar 31       June 30
                                                   ----------     ---------      --------      --------

Operating income, as reported                       $  5,852      $  6,846       $  7,363      $  7,316
Amortization                                           1,203         1,173          1,174         1,174
                                                    --------      --------       --------      --------
Operating income, as adjusted                       $  7,055      $  8,019       $  8,537      $  8,490
                                                    --------      --------       --------      --------
Income from continuing operations,
   as reported                                      $    561      $  1,332       $  1,548      $  1,550
Income tax expense                                       457         1,164          1,750         1,520
Amortization                                           1,203         1,173          1,174         1,174
                                                    --------      --------       --------      --------
Income from continuing operations
   before income taxes, as adjusted                    2,221         3,669          4,472         4,244
Income tax expense, as adjusted                          457         1,164          1,750         1,520
                                                    --------       --------       --------      --------
Income from continuing operations, as adjusted      $ 1 ,764      $  2,505       $  2,722      $  2,724
                                                    --------      --------       --------      --------
Net income per share, as reported(1)                $   0.06      $   0.15       $   0.04      $   0.17
Discontinued operations                                   --            --           0.13            --
Amortization                                            0.14          0.13           0.13          0.13
                                                    --------      --------       --------      --------
Income per share, as adjusted                       $   0.20      $   0.28       $   0.30      $   0.30
                                                    --------      --------       --------      --------
Net income, as reported                             $    522      $  1,340       $    343      $  1,550
Discontinued operations                                   39            (8)         1,205            --
Income tax expense                                       457         1,164          1,750         1,520
Interest                                               4,379         3,955          3,773         3,986
Securitization costs                                     383           309            220           198
Depreciation                                           5,052         5,083          5,338         4,926
Amortization                                           1,203         1,173          1,174         1,174
                                                    --------      --------       --------      --------
EBITDA(2)                                           $ 12,035      $ 13,016       $ 13,803      $ 13,354
                                                    --------      --------       --------      --------

(1)      Income per share data assumes dilution.

(2) Earnings before interest, taxes, depreciation, amortization and securitization costs. The Company also excludes the cumulative effect of a change in accounting principle, discontinued operations and the impact of restructuring and other charges from the computation of EBITDA.

(3) Results of operations for fiscal year 2002 have been reclassified to reflect the sale of the Company's Creative Marketing division as a discontinued operation in the third quarter of fiscal 2002. See Note 1 to Consolidated Financial Statements.

Cadmus Communications Corporation and Subsidiaries

CONSOLIDATED STATEMENTS OF OPERATIONS


                                                                             Years Ended June 30,
                                                                   -----------------------------------------
(In thousands, except per share data)                                 2003            2002            2001
                                                                   ---------       ---------       ---------

Net sales                                                          $ 446,919       $ 447,279       $ 526,290
                                                                   ---------       ---------       ---------
Operating expenses:
   Cost of sales                                                     362,801         365,873         433,071
   Selling and administrative                                         51,443          54,029          58,142
   Restructuring and other charges                                    12,015              --          19,905
                                                                   ---------       ---------       ---------
                                                                     426,259         419,902         511,118
Operating income                                                      20,660          27,377          15,172
                                                                   ---------       ---------       ---------
Interest and other expenses:
   Interest                                                           14,602          16,093          19,666
   Securitization costs                                                  634           1,110           2,748
   Other, net                                                            347             292             (65)
                                                                   ---------       ---------       ---------
                                                                      15,583          17,495          22,349
                                                                   ---------       ---------       ---------
Income (loss) from continuing operations before
   income taxes and cumulative effect of a change
   in accounting principle for goodwill                                5,077           9,882          (7,177)
Income tax expense (benefit)                                           2,410           4,891            (687)
                                                                   ---------       ---------       ---------
Income (loss) from continuing operations before
   cumulative effect of a change in accounting
   principle for goodwill                                              2,667           4,991          (6,490)
Loss from discontinued operations, net of $40
   in income taxes                                                        --          (1,236)             --
Cumulative effect of a change in accounting
   principle for goodwill                                            (56,301)             --              --
                                                                   ---------       ---------       ---------
Net income (loss)                                                  $ (53,634)      $   3.755       $  (6,490)
                                                                   ---------       ---------       ---------
Earnings per share - basic:
   Income (loss) from continuing operations                        $    0.30       $    0.56       $   (0.73)
   Loss from discontinued operations                                      --           (0.14)             --
   Cumulative effect of change in accounting
      principle for goodwill                                           (6.25)             --              --
                                                                   ---------       ---------       ---------
Net income (loss)                                                  $   (5.95)      $    0.42       $   (0.73)
                                                                   ---------       ---------       ---------
Weighted-average common shares outstanding                             9,012           8,962           8,938
                                                                   ---------       ---------       ---------
Earnings per share - diluted:
   Income (loss) from continuing operations                        $    0.30       $    0.55       $   (0.73)
   Loss from discontinued operations                                      --           (0.14)             --
   Cumulative effect of change in accounting principle
      for goodwill                                                     (6.24)             --              --
                                                                   ---------       ---------       ---------
Net income (loss)                                                  $   (5.94)      $    0.41       $   (0.73)
                                                                   ---------       ---------       ---------
Weighted-average common shares outstanding, assuming dilution          9,028           9,049           8,938
                                                                   ---------       ---------       ---------


See accompanying Notes to Consolidated Financial Statements

Cadmus Communications Corporation and Subsidiaries

CONSOLIDATED BALANCE SHEETS


                                                                       At 30, June
                                                                -------------------------
(In thousands, except share data)                                 2003            2002
                                                                ---------       ---------

ASSETS
Current assets:
   Cash and cash equivalents                                    $     566       $   1,196
   Accounts receivable, less allowance for doubtful
     accounts ($2,089 in 2003 and $1,962 in 2002)                  30,123          34,845
   Inventories                                                     22,347          19,545
   Deferred income taxes                                            1,981           3,653
   Prepaid expenses and other                                       6,947           4,791
                                                                ---------       ---------
      Total current assets                                         61,964          64,030
                                                                ---------       ---------
Property, plant and equipment, net                                107,853         119,989
Assets held for sale                                                  842           4,051
Goodwill, net                                                     109,884         166,185
Other intangibles, net                                              4,871           1,603
Other assets                                                       19,512          13,737
                                                                ---------       ---------
TOTAL ASSETS                                                    $ 304,926       $ 369,595
                                                                ---------       ---------

LIABILITIES AND SHAREHOLDERS' EQUITY
Current liabilities:
   Current maturities of long-term debt                         $  12,800       $      --
   Accounts payable                                                33,681          38,322
   Accrued expenses and other current liabilities                  31,255          24,966
   Restructuring reserve                                            1,110           1,127
                                                                ---------       ---------
      Total current liabilities                                    78,846          64,415
                                                                ---------       ---------
Long-term debt, less current maturities                           134,005         157,246
Other long-term liabilities                                        59,667          36,420
                                                                ---------       ---------
      Total liabilities                                           272,518         258,081
                                                                ---------       ---------
Shareholders' equity:
   Common stock ($0.50 par value; authorized shares-
      16,000,000; issued and outstanding shares- 9,049,592
      in 2003 and 8,992,092 in 2002)                                4,525           4,496
   Capital in excess of par value                                  68,342          67,805
   Unearned compensation                                             (514)            (77)
   Retained earnings (deficit)                                    (15,157)         40,282
   Accumulated other comprehensive loss                           (24,788)           (992)
                                                                ---------       ---------
      Total shareholders' equity                                   32,408         111,514
                                                                ---------       ---------

TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY                      $ 304,926       $ 369,595
                                                                ---------       ---------


See accompanying Notes to Consolidated Financial Statements

Cadmus Communications Corporation and Subsidiaries

CONSOLIDATED STATEMENTS OF CASH FLOWS


                                                                             Years Ended June 30,
                                                                   ------------------------------------------
(In thousands)                                                       2003             2002             2001
                                                                   --------         --------         --------

OPERATING ACTIVITIES
Net income (loss)                                                  $(53,634)        $  3,755         $ (6,490)
Adjustments to reconcile net income (loss) to net
 cash provided by operating activities:
 Depreciation and amortization                                       19,325           25,282           26,129
 Restructuring and other charges                                     12,015               --           19,905
 Loss on disposal of discontinued operations                             --            1,205               --
 Cumulative effect of change in accounting principle
    for goodwill                                                     56,301               --               --
 Other, net                                                           3,808            2,153            1,306
                                                                   --------         --------         --------
                                                                     37,815           32,395           40,850
                                                                   --------         --------         --------
Changes in operating assets and liabilities, excluding
   effects of acquisitions:
   Accounts receivable, excluding effects of securitization           7,524            3,695            3,598
   Inventories                                                       (2,815)           2,861              (29)
   Accounts payable and accrued expenses                              1,462            7,135            2,086
   Restructuring payments                                            (3,532)          (4,110)          (7,401)
   Other current assets                                              (2,161)           1,091            1,827
   Pension payments                                                  (5,626)          (2,053)          (5,795)
   Other, net                                                          (559)              23            1,355
                                                                   --------         --------         --------
                                                                     (5,707)           8,642           (4,359)
                                                                   --------         --------         --------
      Net cash provided by operating activities                      32,108           41,037           36,491
                                                                   --------         --------         --------
INVESTING ACTIVITIES
Purchases of property, plant and equipment                          (15,636)         (12,017)         (15,911)
Proceeds from sales of property, plant and equipment                  3,397            3,696            3,355
Investment in unconsolidated businesses                                  --               --           (3,132)
Investment in joint venture                                          (3,349)              --               --
Net proceeds from sale of divested businesses                            --            1,500            4,207
Other, net                                                               --               --           (1,484)
                                                                   --------         --------         --------
      Net cash used in investing activities                         (15,588)          (6,821)         (12,965)
                                                                   --------         --------         --------
FINANCING ACTIVITIES
Net payments on receivables securitization program                   (2,890)          (8,453)          (6,300)
Repayment of long-term borrowings                                        --           (2,572)            (118)
Repayment of long-term revolving credit facility                    (12,500)         (23,700)         (18,600)
Dividends paid                                                       (1,805)          (1,792)          (1,789)
Proceeds from exercise of stock options                                  45              367               --
                                                                   --------         --------         --------
      Net cash used in financing activities                         (17,150)         (36,150)         (26,807)
                                                                   --------         --------         --------
Decrease in cash and cash equivalents                                  (630)          (1,934)          (3,281)
Cash and cash equivalents at beginning of year                        1,196            3,130            6,411
                                                                   --------         --------         --------
Cash and cash equivalents at end of year                           $    566         $  1,196         $  3,130
                                                                   --------         --------         --------


See accompanying Notes to Consolidated Financial Statements

Cadmus Communications Corporation and Subsidiaries

CONSOLIDATED STATEMENTS OF SHAREHOLDERS' EQUITY


                                                                                                       Accumulated
                                              Common Stock      Capital in                 Retained      Other
                                                       Par      Excess of    Unearned      Earnings   Comprehensive
(in thousands)                             Shares     Value     Par Value  Compensation    (Deficit)      Loss         Total
                                           ------   ---------   ---------  ------------    ---------  -------------  ---------

Balance at June 30, 2000                   8,938    $   4,469   $  67,363     $      --    $  46,598    $    (488)   $ 117,942
Net loss                                      --           --          --            --       (6,490)          --       (6,490)
Change in minimum pension liability
   net of $55 in deferred taxes               --           --          --            --           --         (105)        (105)
                                                                                                                     ---------
   Comprehensive loss                                                                                                   (6,595)
                                                                                                                     ---------
Cash dividends - $0.20 per share              --           --          --            --       (1,789)          --       (1,789)
                                           -----    ---------   ---------     ---------    ---------    ---------    ---------
Balance at June 30, 2001                   8,938        4,469      67,363            --       38,319         (593)     109,558
Net income                                    --           --          --            --        3,755           --        3,755
Change in minimum pension liability,
   net of $266 in deferred taxes              --           --          --            --           --         (399)        (399)
                                                                                                                     ---------
   Comprehensive income                                                                                                  3,356
                                                                                                                     ---------
Cash dividends - $0.20 per share              --           --          --            --       (1,792)          --       (1,792)
Shares issued upon exercise
   of stock options                           39           20         347            --           --           --          367
Restricted stock award                        15            7          95           (77)          --           --           25
                                           -----    ---------   ---------     ---------    ---------    ---------    ---------
Balance at June 30, 2002                   8,992        4,496      67,805           (77)      40,282         (992)     111,514
Net loss                                      --           --          --            --      (53,634)          --      (53,634)
Change in minimum pension liability,
   net of $12,448 in deferred taxes           --           --          --            --           --      (23,796)     (23,796)
                                                                                                                     ---------
   Comprehensive loss                                                                                                  (77,430)
                                                                                                                     ---------
Cash dividends - $0.20 per share              --           --          --            --       (1,805)          --      (1,805)
Shares issued upon exercise
 of stock options                              5            2          43            --           --                        45
Restricted stock awards                       53           27         494          (437)          --           --           84
                                           -----    ---------   ---------     ---------    ---------    ---------    ---------
Balance at June 30, 2003                   9,050    $   4,525   $  68,342     $    (514)   $ (15,157)   $ (24,788)   $  32,408
                                           -----    ---------   ---------     ---------    ---------    ---------    ---------


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

NATURE OF OPERATIONS. Headquartered in Richmond, Virginia, Cadmus provides end-to-end integrated graphic communications services to professional publishers, not-for-profit societies and corporations. Cadmus is the world's largest provider of content management and production services to scientific, technical and medical ("STM") journal publishers, the fifth largest periodicals printer in North America, and a leading provider of specialty packaging and promotional printing services. The Company is focused around its Publisher Services segment, which provides products and services to both not-for-profit and commercial publishers in three primary product lines: STM journal services, special interest and trade magazines, and books and directories. Publisher Services provides a range of content management, editorial, prepress, printing, reprinting, warehousing and distribution services under the division names of Cadmus Professional Communications and Cadmus Specialty Publications. During fiscal 2003, Cadmus Port City Press became a part of Cadmus Professional Communications due to operational and organizational changes. The Company's Specialty Packaging segment provides high quality specialty packaging, assembly, fulfillment and distribution services to consumer product and other customers.

CASH AND CASH EQUIVALENTS. Cash and cash equivalents include all cash balances and highly liquid investments with an original maturity of three months or less.

REVENUE RECOGNITION. Substantially all products are produced to customer specifications. The Company recognizes revenue when service projects are completed or products are shipped.

SHIPPING AND HANDLING FEES. Shipping and postage fees recorded in net sales totaled approximately $42.1 million, $40.2 million and $53.2 million for fiscal 2003, 2002 and 2001, respectively.

DISCONTINUED OPERATIONS. In August 2001, the Financial Accounting Standards Board ("FASB") issued Statement of Financial Accounting Standards ("SFAS") No. 144, "Accounting for the Impairment or Disposal of Long-Lived Assets" which addresses the financial accounting and reporting for the impairment or disposal of long-lived assets. This statement is effective for fiscal years beginning after December 15, 2001, and interim periods within those fiscal years. The Company early adopted SFAS No. 144 in the third quarter of fiscal 2002. In the third quarter of fiscal 2002, the Company recorded a $1.2 million loss, net of taxes, in connection with the sale of its Atlanta-based Creative Marketing division. The Company has reported the sale as a discontinued operation for fiscal 2002. The Company did not reclassify the results of the Creative Marketing division as a discontinued operation in prior years because, as displayed in the table below, the changes that would result from a reclassification would not be material to the consolidated financial statements for fiscal 2001. In addition, the impact of reclassifying would have no impact on the Company's compliance with loan covenants or other contractual requirements, and no significant impact on earnings trends.


                                                            Income
Fiscal 2001 (In thousands)               Sales               (Loss)               EPS
                                        --------            --------             ------

As reported                             $526,290            $ (6,490)            $(0.73)
Impact of Creative Marketing              14,774                 342               0.04
                                        --------            --------             ------
As Adjusted                             $511,516            $ (6,832)            $(0.77)
                                        --------            --------             ------

INVENTORIES. Inventories are valued at the lower of cost, as determined using the first-in, first-out method, or market.

ALLOWANCE FOR DOUBTFUL ACCOUNTS. Cadmus' policy with respect to its trade and notes receivable is to maintain an adequate allowance or reserve for doubtful accounts for estimated losses from the inability of its customers or noteholders to make required payments. The Company's process to estimate the collectibility of its trade accounts receivable balances consists of two steps. First, the Company evaluates specific accounts for which it has information that the customer may have an inability to meet its financial obligations (e.g., bankruptcy). In these cases, the Company uses its judgment, based on available facts and circumstances, and records a specific allowance for that customer against the receivable to reflect the amount it expects to ultimately collect. Second, the

Company establishes an additional reserve for all customers based on a range of percentages applied to aging categories, based on management's best estimate. The Company periodically evaluates the adequacy of its reserves on notes receivable based on the available facts and circumstances at the time. If the financial condition of Cadmus' customers or noteholders were to deteriorate and result in an impairment of their ability to make payments, additional allowances could be required.

PROPERTY, PLANT, AND EQUIPMENT. Property, plant, and equipment is stated at cost, net of accumulated depreciation. Major renewals and improvements are capitalized, whereas ordinary maintenance and repair costs are expensed as incurred. Gains or losses on disposition of assets are reflected in operations and the related asset costs and accumulated depreciation are removed from the respective accounts. Depreciation is calculated by the straight-line method based on useful lives of 30 years for buildings and improvements, and 3-to-10 years for machinery, equipment, and fixtures. When indicators of impairment are present, management is required to evaluate the recoverability of long-lived tangible assets by reviewing current and projected undiscounted cash flows of such assets.

GOODWILL AND OTHER INTANGIBLES. Through fiscal 2002, the Company amortized costs in excess of fair value of net assets of businesses acquired (goodwill) using the straight-line method over a period not to exceed 40 years. Accordingly, recoverability was reviewed if events or changes in circumstances indicated that the carrying amount might not be recovered. Recoverability was determined by comparing the undiscounted net cash flows of the assets to which the goodwill applied to the net book value, including goodwill, of those assets. Upon adoption of SFAS No. 142, "Goodwill and Other Intangible Assets" effective July 1, 2002, the Company evaluated the remaining balance of its goodwill by reporting unit using estimated discounted cash flows to determine fair value. This evaluation will occur annually (see Note 6).

         As discussed in Note 3, the Company entered into a joint venture agreement with Datamatics Technologies Limited ("Datamatics") on June 30, 2003, resulting in an increase in intangible assets of $3.3 million, which will be amortized using the straight-line method over a five year period. Annual amortization expense for these assets is expected to be approximately $0.7 million per year. Other intangibles totaling $1.5 million and $1.6 million for fiscal years ended June 30, 2003 and 2002, respectively, relate to assets recognized in connection with the Company's adjustment of its minimum pension liability (see Note 11).

         When indicators of impairment are present, management evaluates the recoverability of finite-lived intangible assets by reviewing current and projected undiscounted cash flows of such assets.

EARNINGS PER SHARE. Basic earnings per share is computed on the basis of weighted-average common shares outstanding. Diluted earnings per share is computed on the basis of weighted-average common shares outstanding plus common shares contingently issuable upon the exercise of dilutive stock options. Incremental shares for dilutive stock options, computed under the treasury stock method, totaled 16,000 and 87,000 in fiscal 2003 and 2002, respectively. In fiscal 2001, incremental shares for dilutive stock options (computed under the treasury stock method) were not included in the computation of diluted earnings per share as their effect would have been anti-dilutive. These shares totaled 18,000 for fiscal 2001.

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

INCOME TAXES. In accordance with SFAS No. 109, the Company recognizes deferred tax liabilities and assets for the expected future tax consequences of temporary differences between the financial reporting and tax bases of assets and liabilities.

STOCK-BASED COMPENSATION. The Company has adopted the disclosure provisions of SFAS No. 123, "Accounting for Stock-Based Compensation." As permitted by the provisions of SFAS No. 123, the Company continues to follow Accounting Principles Board Opinion No. 25, "Accounting for Stock Issued to Employees," and related interpretations in accounting for its stock-based awards. All option grants to date have been issued at fair market value on the date of grant. As a result, the Company does not recognize charges to operations resulting from the plans.

Cadmus Communications Corporation and Subsidiaries

         If the Company had elected to recognize compensation cost related to its stock options based on estimated fair value in accordance with the provisions of SFAS No. 123, net income (loss) would have been as follows:


(In thousands, except per share amounts)                           2003                  2002                  2001
                                                                ----------             ---------             ---------

Net income (loss), as reported                                  $  (53,634)            $   3,755             $  (6,490)
Deduct: total stock-based employee compensation
   expense determined under fair value method of all
   awards, net of related tax effects                                 (536)                 (567)                 (643)
                                                                ----------             ---------             ---------
Pro forma net income (loss)                                     $  (54,170)            $   3,188             $  (7,133)
                                                                ----------             ---------             ---------
Earnings (loss) per common share - basic
   As reported                                                  $    (5.95)            $    0.42             $   (0.73)
   Pro forma                                                    $    (6.01)            $    0.36             $   (0.80)
Earnings (loss) per common share - diluted
   As reported                                                  $    (5.94)            $    0.41             $   (0.73)
   Pro forma                                                    $    (6.00)            $    0.35             $   (0.80)

         The fair value of each stock option granted is estimated on the date of grant using the Black-Scholes option pricing model with the following weighted-average assumptions:


                                            2003         2002          2001
                                          -------       -------       -------

Assumptions:
   Risk-free interest rate                  5.22%         5.67%         5.97%
   Dividend yield                           1.91%         1.80%         1.76%
   Volatility factor                       .3726         .3782         .3836
   Expected life                          8 years       8 years       8 years


RECLASSIFICATIONS. Certain previously reported amounts have been reclassified to conform to the current-year presentation.

2.       RESTRUCTURING AND OTHER CHARGES

In June 2002, the FASB issued SFAS No. 146, "Accounting for Costs Associated with Exit or Disposal Activities," which requires that a liability for a cost associated with an exit or disposal activity be recognized and measured initially at its fair value in the period in which the liability is incurred, and provides for expanded financial statement disclosures. The Company adopted SFAS No.146 in the second quarter of fiscal 2003. As such, the fiscal 2003 restructuring and other charges have been accounted for in accordance with the provisions of SFAS No. 146, and the related disclosures have been expanded.

         Over the course of the past several years, the Company has focused its operations around the Publisher Services and Specialty Packaging segments. As a result, the Company has exited non-strategic businesses and concentrated its resources on these two segments in an attempt to develop targeted solutions for its customers and to differentiate its products and services from its competitors. The information that follows will further describe the specific actions the Company took during this time.

         In fiscal 2001, the Company recorded restructuring and other charges totaling $19.9 million ($13.5 million net of taxes). These charges related to the consolidation of the Company's Atlanta-based logistics operations, the consolidation of two Richmond-based commercial and magazine printing operations, other actions to reduce operating costs, and the final settlement of certain post-closing contingencies and other facility closure costs associated with the sale of the Company's Dynamic Diagrams subsidiary.

         In fiscal 2003, the Company announced several actions to rationalize capacity and improve utilization within the Publisher Services segment, particularly in its special interest magazine operation. These included closure of the special interest magazine facility in East Stroudsburg, Pennsylvania, closure of the reprint department in Easton, Pennsylvania, and relocation of certain manufacturing equipment to other facilities within the Company. The Company also announced changes in the operating and management structure of the Company. In connection with these fiscal 2003 actions, the Company recorded pre-tax charges of $12.0 million ($7.9 million net of taxes), which included a pension curtailment charge of $0.7 million. These charges are included in restructuring and other charges in the Consolidated Statements of Operations.

A summary of the restructuring and other charges, and activities against these charges follows:


                            Write-off of      Loss on          Employee          Other
                             Intangible       Disposal        Severance           Exit           Business
(In thousands)                Assets         of Assets          Costs            Costs         Divestitures         Total
                            ------------     ---------        ---------         --------       ------------       --------

June 30, 2000 Accrual        $     --         $     --         $    801         $  1,902         $     --         $  2,703

FY 2001 provision               3,968            5,471            3,738            4,023            2,705           19,905
Costs incurred                 (3,968)          (5,471)          (2,193)          (2,018)          (2,705)         (16,355)
                             --------         --------         --------         --------         --------         --------
June 30, 2001 Accrual              --               --            2,346            3,907               --            6,253

Costs incurred                     --               --           (1,895)          (3,231)              --           (5,126)
                             --------         --------         --------         --------         --------         --------
June 30, 2002 Accrual              --               --              451              676               --            1,127

FY 2003 provision                  --            7,831            2,363            1,152               --           11,346
Costs incurred                     --           (7,831)          (1,979)          (1,553)              --          (11,363)
                             --------         --------         --------         --------         --------         --------
June 30, 2003 Accrual        $     --         $     --         $    835         $    275         $     --         $  1,110
                             --------         --------         --------         --------         --------         --------


FISCAL 2001 RESTRUCTURING AND OTHER CHARGES:

Write-off of intangible assets consisted of goodwill related to the closure of the Company's Atlanta-based logistics operations in fiscal 2001.

         Loss on disposal of assets for fiscal 2001 included a $2.9 million loss on disposal of assets due to the closure of the Atlanta-based technology-related logistics operations, a $2.0 million loss on disposal of assets due to the consolidation of the two Richmond-based commercial and magazine printing operations, and a $0.6 million loss on disposal of assets due to the continued consolidation of duplicate facilities in the Publisher Services segment. Loss on disposal of assets related primarily to assets to be sold. Write-downs were measured by the difference between the fair value of the asset, as determined by appraisal or best current market value information available at that time, and the net book value at the time of the restructuring plan commitment date.

         Employee severance costs for fiscal 2001 included involuntary termination costs related to approximately 250 associates located within the Atlanta-based logistics operations, the two Richmond-based printing operations, and the Cadmus Professional Communications division. By June 30, 2001, approximately 160 of these associates had been terminated, and severance payments begun. During the year ended June 30, 2002, most of the remaining associates were terminated.

         Other exit costs consisted primarily of costs to pay off or terminate existing leases, costs to exit contractual commitments, closure costs associated with the shut-down of facilities, and incremental costs incurred as a direct result of the restructuring actions that do not result in any future economic benefit to the Company. Other exit costs remaining to be paid at June 30, 2003 related to fiscal 2001 restructuring actions approximate $0.2 million, and are expected to be paid by the end of fiscal 2004.

         Business divestitures included a loss on the sale of the Dynamic Diagrams subsidiary in fiscal 2001. Fiscal 2001 restructuring actions are substantially complete.

FISCAL 2003 RESTRUCTURING AND OTHER CHARGES:

Loss on impairment or disposal of assets for fiscal 2003 totaled $7.8 million and included a $6.2 million loss on assets to be disposed of due to the closure of the East Stroudsburg, Pennsylvania facility and the Easton, Pennsylvania reprint department and a $1.6 million loss on impairment of assets related to a former operating facility in Richmond, Virginia, which has been sold. Writedowns were measured by the difference between the fair value of the assets, as determined by appraisal or best current market value information available, and the net book value of the asset.

         One-time employee severance costs totaled $2.4 million and related to approximately 190 associates whose positions were eliminated as a result of the closure of the East Stroudsburg facility and Easton reprint operations and changes in the operating and management structure of the Company. As of June 30, 2003, all of these associates had been terminated and severance payments totaled $1.8 million. Severance costs remaining at June 30, 2003 that related to fiscal 2003 restructuring actions totaled $0.8 million. In addition, the Company recorded a pension curtailment charge of $0.7 million for fiscal 2003.

         Other exit costs totaled $1.2 million and included contract termination costs and other costs incurred to close the East Stroudsburg facility. Other exit costs remaining at June 30, 2003 that related to fiscal 2003 restructuring actions totaled $0.1 million. The Company anticipates that it will incur additional other exit costs of up to $0.6 million in fiscal 2004, primarily related to relocating fixed assets.

         Fiscal 2003 restructuring actions are expected to be completed by mid fiscal 2004.

Cadmus Communications Corporation and Subsidiaries

3.       ACQUISITIONS AND DIVESTITURES

2003 Acquisitions. On May 28, 2003, the Company purchased $0.5 million of the software assets of DocNet.com, Inc. and later rebranded the technology as ArticleWorks(TM), a comprehensive content delivery and digital rights management system that enables publishers and other content providers to deliver content on demand in either printed or secure electronic formats.

         On June 30, 2003, the Company entered into a joint venture agreement with Datamatics Technologies Limited ("Datamatics"), a leading business processing outsource service provider in India, resulting in the formation of KnowledgeWorks Global Limited ("KGL"). KGL provides a full range of content processing, content management and related services to STM publishers and other organizations around the world. Pursuant to the terms of the agreement, the Company invested $3.1 million in the KGL joint venture. The Company has an 80% ownership interest in the joint venture, and Datamatics has the remaining 20% ownership interest. As a result of the Company's controlling interest, the Company has consolidated KGL's balance sheet and results of operations for reporting purposes.

2002 Divestitures. On January 24, 2002, the Company sold its Atlanta-based Cadmus Creative Marketing division to a strategic consultancy firm headquartered in Richmond, Virginia. In connection with the sale, the Company reported a $1.2 million loss on the sale of discontinued operations, net of taxes (see Note 1).

2001 Divestitures. On September 29, 2000, the Company sold its Dynamic Diagrams subsidiary. Dynamic Diagrams provided web design and online content services to corporations and STM journal publishers. Net proceeds from the sale totaled approximately $4.2 million, resulting in a pre-tax loss of $2.7 million. The loss is included in restructuring and other charges in the Consolidated Statements of Operations.

4.       INVENTORIES

Inventories as of June 30, 2003 and 2002, consisted of the following:


(In thousands)                         2003               2002
                                      -------            -------

Raw materials and supplies            $10,242            $ 8,829
Work in process                         9,431              9,424
Finished goods                          2,674              1,292
                                      -------            -------
Inventories                           $22,347            $19,545
                                      -------            -------

5.       PROPERTY, PLANT, AND EQUIPMENT

Property, plant, and equipment as of June 30, 2003 and 2002, consisted of the following:


(In thousands)                                   2003                2002
                                               --------            --------

Land and improvements                          $  5,822            $  5,987
Buildings and improvements                       49,868              50,635
Machinery, equipment and fixtures               190,995             198,275
                                               --------            --------
Total property, plant and equipment             246,685             254,897
Less: Accumulated depreciation                  138,832             134,908
                                               --------            --------
Property, plant and equipment, net             $107,853            $119,989
                                               --------            --------

         As of June 30, 2003 and 2002, the Company had granted liens on and security interests in substantially all of the Company's real, personal, and mixed property in connection with its senior bank credit facility (see Note 8).

         The Company leases office, production, storage space, and equipment under various noncancelable operating leases. A number of leases contain renewal options and some contain purchase options. Certain leases require the Company to pay utilities, taxes, and other operating expenses. Future minimum rental payments required under operating leases that have initial or remaining noncancelable lease terms in excess of one year as of June 30, 2003 are as follows: 2004 - $6.5 million; 2005 - $5.4 million; 2006 - $5.0 million; 2007 -
$3.7 million; 2008 - $3.3 million; and thereafter - $14.7 million.

         Total rental expense charged to operations was $7.1 million, $6.6 million, and $7.8 million, in fiscal 2003, 2002, and 2001, respectively. Substantially all such rental expense represented the minimum rental payments under operating leases.

         Depreciation expense was $19.3 million, $20.4 million and $21.1 million for fiscal 2003, 2002, and 2001, respectively. Commitments outstanding for capital expenditures at June 30, 2003 totaled $4.6 million.

ASSETS HELD FOR SALE. Property, plant, and equipment classified as assets held for sale generally represent property that is under contract for sale and is expected to close within the next twelve months. Assets held for sale at June 30, 2003 included land, building and equipment totaling $0.8 million related to the closure of the Company's East Stroudsburg, Pennsylvania facility and the Easton, Pennsylvania reprint department (see Note 2). Assets held for sale at June 30, 2002 included land and a building totaling $4.1 million related to a former operating facility in Richmond, Virginia, which was sold during the third quarter of fiscal 2003.

6.       GOODWILL

Effective July 1, 2002, the Company adopted SEAS No. 142, "Goodwill and Other Intangible Assets," which requires companies to discontinue amortizing goodwill and to perform annual impairment tests. In completing the transitional impairment test required by SFAS No. 142, the Company tested the net goodwill balances attributable to each of its reporting units for indications of impairment by comparing the fair value of each reporting unit to its carrying value. Fair value was determined using discounted cash flow estimates for each reporting unit in accordance with the provisions of SFAS No. 142. The preparation of such discounted cash flow estimates requires significant management judgment with respect to operating profit, growth rates, appropriate discount rates and residual values. Based on the initial impairment test as of July 1, 2002, the Company determined that goodwill related to its Specialty Publications division within the Publisher Services segment was impaired. The Specialty Publications division primarily serves customers in the special interest magazine market, which had been negatively impacted by the significant downturn in advertising spending (as a result of cost reduction initiatives undertaken by advertisers) resulting in fewer page counts and correspondingly lower net sales. In addition, due to excess capacity in the magazine printing industry, volume and pricing pressures also resulted in lower operating profits and cash flows. As a result, the discounted cash flow analysis for the Specialty Publications division produced a value that was lower than carrying value. Accordingly, the Company recorded an impairment charge of $56.3 million representing the entire balance of goodwill for this division in the first quarter of fiscal 2003. This charge is reflected as a cumulative effect of a change in accounting principle in the accompanying Consolidated Statements of Operations.

         The Company completed its annual impairment test for fiscal 2003 as of April 1, 2003 in a manner consistent with its initial impairment test. As a result of the annual impairment test performed as of April 1, 2003, there were no indications of impairment, and no adjustments to the carrying amount of goodwill were required. The total balance of goodwill as of June 30, 2003 relates to the Company's Publisher Services segment.

         The following summary presents the Company's consolidated net loss and diluted earnings (loss) per share for the fiscal year ended June 30, 2003, and its pro forma consolidated adjusted net income (loss) and diluted earnings
(loss) per share for the fiscal years ended June 30, 2002, and 2001, as if SFAS No. 142's amortization provisions had been in effect for the fiscal years presented:


                                                       2003                      2002                          2001
                                                                               (pro-forma)                 (pro-forma)
                                                ----------------------     ----------------------     ----------------------

(In thousands, except per share amounts)         Total       Per Share      Total       Per Share      Total       Per Share
                                                --------     ---------     --------     ---------     --------     ---------

Reported income (loss) from continuing
   operations before cumulative effect
   of a change in accounting principle
   for goodwill                                 $  2,667       $ 0.30      $  4,991       $0.55       $ (6,490)      $(0.73)
Add back: goodwill amortization                       --           --         4,724        0.52          5,060         0.57
                                                --------       ------      --------       -----       --------       ------
Adjusted income (loss) from continuing
   operations before cumulative effect
   of a change in accounting principle
   for goodwill                                    2,667         0.30         9,715        1.07         (1,430)       (0.16)
(Loss) from discontinued operations                   --           --        (1,236)      (0.14)            --           --
Cumulative effect of a change in
   accounting principle for goodwill             (56,301)       (6.24)           --          --             --           --
                                                --------       ------      --------       -----       --------       ------
Adjusted net income (loss)                      $(53,634)      $(5.94)     $  8,479       $0.93       $ (1,430)      $(0.16)
                                                --------       ------      --------       -----       --------       ------

7.       OTHER BALANCE SHEET INFORMATION

Accrued expenses and other current liabilities included $14.7 million and $14.0 million in accrued compensation and other benefits expense at June 30, 2003 and 2002, respectively. Additionally, accrued expenses at June 30, 2003 included $8.0 million related to the Company's expected contribution to the defined benefit pension plan in fiscal 2004.

         Other long-term liabilities consisted primarily of $36.9 million related to the Company's pension plan (see Note 11) in fiscal 2003, other post retirement benefits, and amounts recorded under deferred compensation arrangements with certain executive officers and other associates.

Cadmus Communications Corporation and Subsidiaries

8.       DEBT

Long-term debt at June 30, 2003 and 2002 consisted of the following:


(In thousands)                                                       2003               2002
                                                                   --------            --------

Senior Bank Credit Facility:
   Revolving credit facility, weighted-average interest
      rate of 4.46%                                                $ 12,800            $ 25,300
9.75% Senior Subordinated Notes, due 2009                           125,000             125,000
11.5% Subordinated Promissory Notes, due 2010                         6,415               6,415
Fair market value of interest rate swap agreement                     2,590                 531
                                                                   --------            --------
Total debt                                                          146,805             157,246
Less: Current maturities of long-term debt                           12,800                  --
                                                                   --------            --------
Long-term debt                                                     $134,005            $157,246
                                                                   --------            --------

         SENIOR BANK CREDIT FACILITY. On June 21, 2002, the Company amended its senior bank credit agreement to provide for a $78.0 million revolving bank facility with a group of six banks, reducing the commitment from the Company's $105.0 million amended and restated senior bank credit agreement dated June 2001. The facility is secured by substantially all of the Company's real, personal, and mixed property, is jointly and severally guaranteed by each of the Company's present and future significant subsidiaries, and is secured by a pledge of the capital stock of present and future significant subsidiaries. The senior bank credit facility is scheduled to mature on March 31, 2004. Management intends to, and anticipates that it will be able to, refinance the senior bank credit facility prior to its scheduled maturity.

         A summary of the interest rate spreads and commitment fees for the senior bank credit facility follows:

Interest Rate Spreads:
   LIBOR Loans                     1.750% - 3.250%
   Prime Rate Loans                0.250% - 1.250%
Commitment Fee Rate                0.375% - 0.625%

         Applicable interest rate spreads paid by the Company will fluctuate, within the ranges above, based upon the Company's performance as measured by the total debt-to-EBITDA (earnings before interest, taxes, depreciation and amortization) ratio. Interest rates under the senior bank credit facility are a function of either LIBOR or prime rate. At June 30, 2003, the interest rates on the Company's borrowings under its senior bank credit facility ranged from 3.87% to 5.25%. The senior bank credit facility requires the Company to pay unused commitment fees with respect to the revolving credit facility. The unused commitment fee rate is determined by reference to a total debt-to-EBITDA ratio.

         The senior bank credit facility contains certain covenants regarding the ratio of debt-to-EBITDA, fixed charge coverage (EBITDA minus capital expenditures divided by the sum of interest expense plus securitization costs plus scheduled principal payments) and net worth, and contains other restrictions, including limitations on additional borrowings, and the acquisition, disposition and securitization of assets. The senior bank credit facility also limits the Company's payment of dividends to an aggregate amount per annum of $0.20 per share when the Company's total debt-to-EBITDA ratio exceeds 3.0 to 1.0. At June 30, 2003, the Company's total debt-to-EBITDA ratio exceeded 3.0 to 1.0, and, therefore, the Company was limited under this agreement to an annual dividend rate of $0.20 per share. The Company was in compliance with all covenants under this facility at June 30, 2003.

         The expenses related to the issuance of debt are capitalized and amortized to interest expense over the lives of the related debt. In June 2002, as a result of amending its senior bank credit facility, the Company wrote off a pro-rata portion of its deferred financing costs, in the amount of approximately $0.3 million before income taxes, associated with reducing the total commitment under the senior bank credit facility. The write-off was included in interest expense in the Consolidated Statements of Operations.

         SENIOR SUBORDINATED NOTES. On June 1, 1999, the Company issued senior subordinated notes in the aggregate principal amount of $125.0 million. Interest is payable semi-annually on June 1 and December 1 at an annual rate of 9.75%. The senior subordinated notes have no required principal payments prior to maturity on June 1, 2009. The notes constitute unsecured senior subordinated obligations of the Company. The Company can redeem the senior subordinated notes, in whole or in part, on or after June 1, 2004, at redemption prices which range from 100% to 104.875%, plus accrued and unpaid interest. Each holder of the senior subordinated notes has the right to require the Company to repurchase the notes at a purchase price of 101% of the principal amount, plus accrued and unpaid interest thereon, upon the occurrence of certain events constituting a change of control of the Company.

         The senior subordinated notes contain certain covenants regarding the ratio of EBITDA-to-interest expense and contain other restrictions, including limitations of additional borrowings, and the acquisition, disposition, and securitization of assets. The senior subordinated notes include a computation for a restricted payments pool out of which dividends may be paid. The balance of the restricted payments pool is increased based on net income, cash proceeds from the issuance of stock and cash proceeds from the receipt of equity contributions and is reduced based on payment of dividends or other restricted payments. The Company may continue to pay dividends to the extent there is a positive balance in the restricted payments pool in excess of the scheduled dividend. At June 30, 2003, the Company's restricted payments pool was sufficient to cover expected dividends and, therefore, the Company was not impacted by the limitation of this covenant. The Company was in compliance with all covenants under the senior subordinated note indenture at June 30, 2003.

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

         OTHER DISCLOSURES. The fair value of debt as of June 30, 2003 and 2002 was $151.9 million and $161.1 million, respectively. Fair value for the Company's senior subordinated notes was determined based on quoted market prices for the same or similar issues. The fair value of all other debt instruments was estimated to approximate their recorded value as their applicable interest rates approximate current market rates relative to the risk associated with the respective instrument.

         Maturities of long-term debt are as follows: 2004 - $12.8 million; 2005 - $0 million; 2006 - $0 million; 2007 - $0 million; 2008 - $0 million;
thereafter - $134.0 million. As of June 30, 2003 and 2002, the Company had granted liens on and security interests in substantially all of the Company's real, personal, and mixed property in connection with its senior bank credit facility.

         Interest paid totaled $14.7 million, $17.0 million and $19.1 million for fiscal 2003, 2002, and 2001, respectively.

         HEDGING ARRANGEMENTS. The Company has a strategy to optimize the ratio of the Company's fixed-to-variable rate financing consistent with maintaining an acceptable level of exposure to the risk of interest rate fluctuations. To achieve this mix, the Company, from time to time, enters into interest rate swap agreements with various banks to exchange fixed and variable rate interest payment obligations without the exchange of the underlying principal amounts (the "notional amounts"). These agreements are hedged against the Company's long-term borrowings and have the effect of converting the Company's long-term borrowings from variable rate to fixed rate, or fixed rate to variable rate, as required. The differential to be paid or received is accrued each period and as interest rates change and is recognized as an adjustment to interest expense related to the debt. The related amount payable to or receivable from counterparties is included in other liabilities or assets. The Company's strategy to effectively convert variable rate financing to fixed rate financing or fixed rate financing to variable rate financing through the use of these swap agreements resulted in a reduction of interest cost of $1.3 million, $0.9 million and $0.1 million in fiscal 2003, 2002 and 2001, respectively.

         At June 30, 2003 and 2002, the Company had one fixed-to-floating fair value interest rate swap agreement outstanding with a notional amount of $35.0 million. This swap was entered into to convert $35.0 million of the Company's 9.75% senior subordinated notes due in fiscal 2009 to floating rate debt. The initial term of the swap agreement expires in fiscal 2009, and the counterparty has an option to terminate the agreement in fiscal 2004. Under the swap agreement, the Company receives interest payments at a fixed rate of 9.75% and pays interest at a variable rate that is based on six-month LIBOR plus a spread. The six-month LIBOR rate is reset each December 1 and June 1. The swap agreement is an effective hedge. The fair value of the Company's interest rate swap agreement was $2.6 million and $0.5 million at June 30, 2003 and 2002, respectively, which is recorded in the Consolidated Balance Sheets in other long term assets with an offset in long term debt in accordance with SFAS No. 133, "Accounting for Derivative Instruments and Hedging Activities."

         At June 30, 2001, the Company had no fixed-to-floating interest rate swap agreements outstanding. In December 2000, the Company terminated the two fixed-to-floating interest rate swap agreements that had been outstanding at June 30, 2000, with an aggregate notional amount of $40.0 million. These swaps were entered into in June 2000 in conjunction with the termination and amendment of swaps that were entered into in fiscal 1999. The swaps had similar terms and conditions to hedge against changes in the fair market value of the 9.75% senior subordinated notes due in fiscal 2009. Under the terms of this agreement, the Company received interest payments at a fixed rate of 9.75%. The Company paid interest at a variable rate that is based on three-month LIBOR plus a spread for each of the swap agreements. The Company recognized gains of $1.5 million in fiscal 2001 when the swaps were adjusted to fair value.

Cadmus Communications Corporation and Subsidiaries

         The notional amounts and applicable rates of the Company's interest rate swap agreements were as follows:


                                        Paid Floating, Received Fixed
                                ------------------------------------------------
(In thousands)                    2003                2002                2001
                                --------            --------            --------

Notional amount:
Beginning balance               $ 35,000            $     --            $ 40,000
New contracts                         --              35,000                  --
Terminated contracts                  --                  --             (40,000)
                                --------            --------            --------
Ending Balance                  $ 35,000            $ 35,000            $     --
                                --------            --------            --------


                                          Weighted-Average
                                       Interest Rates for 2003
                                       -----------------------
Type of swap:                           Paid         Received
                                       ------        ---------
Paid floating, received fixed          5.974%          9.75%

9.       ASSET SECURITIZATION

The Company entered into a receivables securitization program on October 26, 1999, which was amended on May 17, 2000 to include additional receivable portfolios and to increase the program size. Under the program, the Company entered into an agreement to sell, on a revolving and non-recourse basis, certain of its accounts receivable to a wholly-owned, bankruptcy-remote subsidiary, which entered into an agreement to sell without recourse, on a revolving basis, an undivided percentage ownership interest in a designated pool of accounts receivable to an unrelated third party purchaser. The purchase limit of the program is $45 million. These transactions are accounted for as a sale of accounts receivable. Under the terms of the program, billings within these portfolios provide new receivables that are added to the pool and collections reduce previously sold receivables. The Company settles the net change each month with the unrelated third party purchaser.

         At June 30, 2003 and 2002, approximately $57.4 million and $59.6 million, respectively, of accounts receivable had been sold to the wholly-owned, bankruptcy-remote subsidiary. At June 30, 2003 and 2002, approximately $26.7 million and $29.5 million, respectively, of net accounts receivable had been sold by the Company's wholly-owned, bankruptcy-remote subsidiary without recourse to an unrelated third party purchaser under the securitization program, and the sales are reflected in the Consolidated Balance Sheets as a reduction of accounts receivable with the proceeds used to repay a corresponding amount of borrowing under the Company's senior bank credit facility. The Company had a subordinated interest in these accounts receivables of approximately $33.9 million and $26.6 million recorded on the balance sheet as of June 30, 2003 and 2002, respectively. In addition, the Company had a payable to the unrelated third party purchaser of approximately $3.2 million as of June 30, 2003 and a receivable from the unrelated third party purchaser of $3.4 million as of June 30, 2002. The retained interest in the accounts receivable sold is valued at the carrying amount of the retained accounts receivable net of applicable allowances for doubtful accounts, which approximates fair value.

         The Company retains servicing responsibilities for all of the accounts receivable, including those sold to the unrelated third party purchaser. The Company does not receive fees for this service from the unrelated third party and has no servicing asset or liability recorded. The fees arising from the securitization transactions of $0.6 million and $1.1 million in fiscal 2003 and 2002, respectively, are reported as securitization costs in the Consolidated Statements of Operations. These fees vary, based on the level of receivables sold and commercial paper rates plus a margin, providing a lower effective rate than that available under the Company's senior bank credit facility.

10.      INCOME TAXES

Income tax expense (benefit) from continuing operations, for the years ended June 30, 2003, 2002, and 2001 consisted of the following:


(In thousands)                           2003                2002               2001
                                        -------             -------            -------

Current:
   Federal                              $  (713)            $ 2,884            $  (560)
   State                                   (217)                342                650
                                        -------             -------            -------
Total current                              (930)              3,226                 90
                                        -------             -------            -------
Deferred:
   Federal                                2,593               1,563                351
   State                                    747                 102             (1,128)
                                        -------             -------            -------
Total deferred                            3,340               1,665               (777)
                                        -------             -------            -------
Income tax expense (benefit)            $ 2,410             $ 4,891            $  (687)
                                        -------             -------            -------

         The amount of income tax expense (benefit) from continuing operations differs from the amount obtained by application of the statutory U.S. rates to income (loss) before income taxes for the reasons shown in the following table:


(In thousands)                                             2003               2002                2001
                                                          -------            -------             -------

Computed at statutory U.S. rate                           $ 1,726            $ 3,360             $(2,440)
State income taxes, net of Federal tax benefit                350                138                (837)
Goodwill amortization                                          --              1,459               2,642
Other                                                         334                (66)                (52)
                                                          -------            -------             -------
Income tax expense (benefit)                              $ 2,410            $ 4,891             $  (687)
                                                          -------            -------             -------

         Cash paid for income taxes totaled $1.5 million, $4.6 million, and $1.4 million, during fiscal 2003, 2002, and 2001, respectively.

         The Company has state net operating loss carryforwards aggregating approximately $160 million, which expire during fiscal years 2005 to 2023. A valuation allowance of $1.6 million has been established on the deferred tax assets related to the state net operating loss benefits as their realization is not more likely than not.

         The tax effects of the significant temporary differences that comprise the deferred tax assets and liabilities in the Consolidated Balance Sheets at June 30, 2003 and 2002 are as follows:

(In thousands)                                         2003                2002
                                                     --------            --------

Assets:
   Allowance for doubtful accounts                   $    229            $    767
   Employee benefits                                   18,714               9,514
   State net operating loss carryforwards               4,883               4,883
   Accrued restructuring costs                            898                 519
   Other                                                2,912               3,012
                                                     --------            --------
Gross deferred tax assets                              27,636              18,695
                                                     --------            --------
Liabilities:
   Goodwill                                             1,288                 900
   Property, plant, and equipment                      18,229              18,679
   Other                                                1,233               1,383
                                                     --------            --------
Gross deferred tax liabilities                         20,750              20,962
                                                     --------            --------
Valuation allowance                                     1,570               1,200
                                                     --------            --------
Net asset (liability)                                $  5,316            $ (3,467)
                                                     --------            --------

Cadmus Communications Corporation and Subsidiaries

11.      PENSION PLANS AND OTHER POST RETIREMENT BENEFIT PLANS

Pension Plans. The Company has certain defined benefit pension plans in effect that cover eligible associates, and participates in one multi-employer retirement plan that provides defined benefits to associates covered under a collective bargaining agreement. The Company also has in effect certain nonqualified, nonfunded supplemental pension plans for certain key executives. All such defined benefit plans provide benefit payments using formulas based on an associate's compensation and length of service, or stated amounts for each year of service.

         In fiscal 2003, the Company's board of directors voted to freeze the Cadmus Pension Plan to mitigate the volatility in pension expense and required cash contributions expected in future years. The Company recorded a $0.7 million pension curtailment loss in fiscal 2003 related to these actions. The curtailment loss is included in restructuring and other charges in the Consolidated Statements of Operations.

         Also in fiscal 2003, the Company recorded an additional minimum pension liability in accordance with SFAS No. 87, "Employer's Accounting for Pensions" totaling $36.2 million ($23.8 million net of taxes) upon completion of its annual pension valuations. The adjustment to the additional minimum pension liability was included in other accumulated comprehensive loss as a direct charge to shareholders' equity, net of related tax effects.

         The Company makes contributions to its defined benefit plans sufficient to meet the minimum funding requirements of applicable laws and regulations. Contributions to the multi-employer plan are generally based on a negotiated labor contract. The Company records charges to earnings sufficient to meet the projected benefit obligation of its supplemental plans. The Company has acquired life insurance contracts ($18.5 million face amount at June 30, 2003 and $17.4 million face amount at June 30, 2002), the proceeds of which are intended to fund future operating expenditures, including benefits payable under the supplemental plans. The cash surrender value of these contracts, net of policy loans, was $2.1 million and $1.5 million at June 30, 2003 and 2002, respectively, and is included in other assets in the Consolidated Balance Sheets. The Company's contributions to its pension plans totaled $5.6 million, $2.1 million, and $5.8 million in fiscal 2003, 2002, and 2001, respectively. In fiscal 2001, the Company recognized a $0.9 million reduction in pension expense resulting from the demutualization of one of the Company's pension investments. Assets of the plans consist primarily of equity and debt securities, interest-bearing deposits in money market funds and insurance contracts.

         Post Retirement Benefit Plans. The Company maintains separate post retirement benefit plans (medical and life insurance) for certain of its Cadmus and former Mack associates. Eligible Cadmus (non-Mack) associates are eligible for retiree medical coverage for themselves and their spouses if they retire on or after attaining age 55 with ten or more years of service. Benefits differ depending upon the date of retirement.

         Eligible Mack associates are eligible for retiree health care benefits for themselves and their spouses. In addition, the Company provides fully paid life insurance coverage with benefits ranging from $5,000 to $40,000 for certain Mack retirees. The retiree health care plan is contributory for all retirees who were full-time regular associates of Mack.

         The following table summarizes the funded status of the plans and the amounts recognized in the Consolidated Balance Sheets, based upon actuarial valuations:


                                                            Pension Benefits                Post Retirement Benefits
                                                      ---------------------------         ---------------------------
(In thousands)                                           2003              2002             2003               2002
                                                      ---------         ---------         ---------         ---------

Change in benefit obligation:
Benefit obligation at beginning of year               $ 122,374         $ 113,995         $   5,679         $   3,710
Service cost                                              4,342             4,247                 9                 6
Interest cost                                             8,935             8,396               347               267
Participant contributions                                    --                --               793               553
Plan amendments                                              --               985            (1,154)               --
Actuarial (gain) loss                                    27,959               691              (227)            2,108
Curtailments                                            (15,223)               --                --                --
Settlements                                                (285)               --                --                --
Benefit payments                                         (6,501)           (5,940)           (1,149)             (965)
                                                      ---------         ---------         ---------         ---------
Benefit obligation at end of year                     $ 141,601         $ 122,374         $   4,298         $   5,679
                                                      ---------         ---------         ---------         ---------
Fair value of plan assets at beginning of year        $  92,442         $  90,539         $      --         $      --
Actual return on plan assets                             (6,860)            6,617                --                --
Employer contribution                                     6,463             1,226             1,149               965
Settlements                                                (285)               --                --                --
Benefit payments                                         (6,501)           (5,940)           (1,149)             (965)
                                                      ---------         ---------         ---------         ---------
Fair value of plan assets at end of year              $  85,259         $  92,442         $      --         $      --
                                                      ---------         ---------         ---------         ---------
Funded status                                         $ (56,342)        $ (29,932)        $  (4,298)        $  (5,679)
Unrecognized actuarial loss                              40,078            11,665             1,581             2,211
Unrecognized transition (asset)                            (742)             (823)               --                --
Unrecognized prior service cost                           1,279             2,110              (802)             (291)
Contribution made between measurement date
   and fiscal year end                                       60               935                --                --
                                                      ---------         ---------         ---------         ---------
Net liability                                         $ (15,667)        $ (16,045)        $  (3,519)        $  (3,759)
                                                      ---------         ---------         ---------         ---------
Prepaid benefit cost                                  $   1,792         $     563         $      --         $      --
Accrued liability                                       (56,768)          (19,772)           (3,519)           (3,759)
Intangible asset                                          1,522             1,603                --                --
Accumulated other comprehensive loss                     37,787             1,561                --                --
                                                      ---------         ---------         ---------         ---------
Net liability                                         $ (15,667)        $ (16,045)        $  (3,519)        $  (3,759)
                                                      ---------         ---------         ---------         ---------


Weighted average assumptions were as follows:


                                                           2003           2002         2001
                                                           ----           ----         ----

Discount rate                                              6.00%*        7.50%        7.50%
Rate of increase in compensation                           5.00%         5.00%        5.00%
Long-term rate of return on plan assets                    8.90%         9.75%        9.75%
                                                           ----          ----         ----

* The Cadmus Pension Plan used a measurement date of May 14, 2003, the date the board of directors voted to freeze the plan. Accordingly, the discount rate for that plan was 6.00%. The discount rate for all other pension plans was 6.50%, based on a March 31, 2003 measurement date.

Cadmus Communications Corporation and Subsidiaries

The components of net periodic benefit cost for fiscal 2003, 2002 and 2001 for all plans were as follows:


                                                                                      Post Retirement
                                                  Pension Benefits                        Benefits
(In thousands)                              2003        2002        2001        2003        2002        2001
                                           -------     -------     -------     -------     -------     -------
Service cost                               $ 4,342     $ 4,247     $ 4,337     $     9     $     6     $    11
Interest cost                                8,935       8,396       8,012         347         267         259
Expected return on plan assets              (8,964)     (8,617)     (8,308)         --          --          --
Amortization of unrecognized transition
 obligation or asset                           (81)       (102)        (81)         --          --          --
Prior service cost recognized                  162         148          44        (643)       (582)       (582)
Recognized (gains) or losses                    94          68          89         403          (9)        (21)
Insurance demutualization                       --          --        (897)         --          --          --
Amortization of unrecognized gain               --          --          (6)         --          --          --
Curtailment loss                               669          --          --          --          --          --
Contributions to multiemployer plans            37          48          53          --          --          --
                                           -------     -------     -------     -------     -------     -------
Net periodic benefit cost                  $ 5,194     $ 4,188     $ 3,243     $   116     $  (318)    $  (333)
                                           -------     -------     -------     -------     -------     -------

         The projected benefit obligation, accumulated benefit obligation, and fair value of plan assets for the pension plans with accumulated benefit obligations in excess of plan assets were $140.1 million, $139.3 million, and $83.7 million, respectively, as of June 30, 2003, and $121.0 million, $111.1 million, and $90.7 million, respectively, as of June 30, 2002.

         For purposes of determining the cost and obligation for post retirement medical benefits, the Company has assumed a health care cost trend rate of 12.0% for fiscal 2003, gradually decreasing to 5.5% in the year 2012 and remaining level thereafter. In fiscal 2002, the assumed health care cost trend rate was 12.5%.

         A one percentage-point change in assumed health care cost trend rates would have the following effects:

                                                                  1-Percentage Point
(In thousands)                                                 Increase        Decrease
                                                               --------        --------
Effect on total of service and interest cost components        $  5            $ (5)
Effect on post retirement benefit obligation                     35             (33)

         Defined Contribution Plan. The thrift savings plan enables associates to save a portion of their earnings on a tax-deferred basis and also provides for matching contributions from the Company for a portion of the associates' savings and fixed contributions for certain Mack union and non-union associates. The Company's expense under this plan was $2.0 million, $1.5 million, and $2.3 million in fiscal 2003, 2002, and 2001, respectively.

12. SHAREHOLDERS' EQUITY

In addition to its common stock, the Company's authorized capital includes 1,000,000 shares of preferred stock ($1.00 par value), issuable in series, of which 100,000 shares are designated as Series A Preferred.

         On February 13, 1999, the unexercised and outstanding rights issued under the Company's 1989 shareholder rights plan expired. In February 1999, as part of a new shareholder rights plan, the Board of Directors declared a dividend distribution of one preferred share purchase right (a "Right") for each outstanding share of common stock. The Rights become exercisable 10 days after a person or group announces that it has acquired 20% or more of the Company's common stock or commences an exchange or tender offer for shares of the Company's common stock (an "Acquiring Person"). Any time prior to the tenth day, the Board of Directors may redeem the Rights (in whole, but not in part) for $0.01 per Right (subject to anti-dilution adjustments) in cash or the equivalent in shares of common stock. At any time prior to the expiration of the redemption period, the Board may extend the period for redemption. The Rights are not exercisable as long as the Board retains the right to redeem them.

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

13. INCENTIVE STOCK PLANS

Stock Options

Under the Company's incentive stock plans, which expired on or before June 30, 2003, selected associates and non-employee directors were granted options to purchase its common stock at prices not less than the fair market value (or not less than 85% of the fair market value in the case of non-qualified stock options granted to associates) of the stock at the date the options were granted.

A summary of the Company's stock option activity and related information for the fiscal years ended June 30, 2003, 2002, and 2001 follows:

                                                                                             Weighted-Average
                                                          Number of        Option Price          Exercise
                                                            Shares          Per Share             Price
                                                          ---------      ---------------     ----------------
Outstanding at June 30, 2000                              1,117,000      $8.25 to $26.88          $14.15
Granted                                                     255,000       7.54 to   9.56            9.05
Lapsed or canceled                                         (200,000)      8.25 to  26.88           14.19
                                                          ---------      ---------------          ------
Outstanding at June 30, 2001                              1,172,000       7.54 to  26.88           13.03
Exercised                                                   (40,000)      9.00 to   9.50            9.30
Granted                                                     252,000       7.43 to  12.56           10.94
Lapsed or canceled                                         (147,000)      8.25 to  26.88           11.62
                                                          ---------      ---------------          ------
Outstanding at June 30, 2002                              1,237,000       7.43 to  26.88           12.89
Exercised                                                    (5,000)      9.00 to   9.00            9.00
Granted                                                    1 66,000       9.47 to  11.17            9.51
Lapsed or canceled                                         (192,000)      8.81 to  26.88           14.39
                                                          ---------      ---------------          ------
Outstanding at June 30, 2003                              1,206,000      $7.43 to $26.88          $12.20
                                                          ---------      ---------------          ------

Exercisable at June 30, 2001                                501,000      $7.54 to $26.88          $14.96
Exercisable at June 30, 2002                                537,000      $7.54 to $26.88          $15.90
Exercisable at June 30, 2003                                518,000      $7.54 to $26.88          $15.23
                                                          ---------      ---------------          ------

Cadmus Communications Corporation and Subsidiaries

         The weighted-average fair value of options issued was $4.85, $5.37, and $5.77 per option during fiscal 2003, 2002, and 2001, respectively. The weighted-average remaining contractual life of options outstanding at June 30, 2003 is 7 years. At June 30, 2003, 177,059 shares of authorized but unissued common stock were reserved for issuance upon exercise of options granted under the plans. Options are generally exercisable under the plans for periods of 5-to-10 years from the date of grant. The following table provides additional detail of the options outstanding at June 30, 2003:

                                              Weighted-
                          Number of           Average         Weighted-                          Weighted-
    Range of               Options           Remaining         Average         Currently          Average
Exercise Prices          Outstanding        Life (Years)    Exercise Price    Exercisable      Exercise Price
---------------          -----------        ------------    --------------    -----------      --------------
$ 7.43 to $13.25           956,000              7.7             $10.24          268,000            $11.06
 14.25 to  19.19           159,000              3.4              16.24          159,000             16.24
 20.63 to  26.88            91,000              4.6              25.84           91,000             25.84
                         -----------        ------------    --------------    -----------      --------------

Restricted Stock

Under provisions of the Company's 1990 Long Term Incentive Stock Plan (the "Plan"), which expired on June 30, 2003, the Company could award restricted shares of its common stock to provide incentive compensation to certain key associates. As of June 30, 2003, 67,500 shares of restricted stock had been granted and were outstanding (held by the Company) under the Plan. These shares carry voting and dividend rights; however, sale of the shares is restricted prior to vesting. The shares vest evenly over a three-year period from their grant date, subject generally to continued employment. The accrual for shares issued under the Plan is recorded at fair market value on the date of grant with a corresponding charge to stockholders' equity representing the unearned portion of the award. The unearned portion is amortized as compensation expense on a straight-line basis over the related vesting period.

14.   SEGMENT AND RELATED INFORMATION

The Company is focused on two segments. The Publisher Services segment provides products and services to both not-for-profit and commercial publishers in three primary product lines: STM journal services, special interest and trade magazines, and professional books and directories. Publisher Services provides a full range of content management, editorial, prepress, printing, reprinting, warehousing and distribution services under the division names of Cadmus Professional Communications and Cadmus Specialty Publications. Due to operational and organizational changes, Cadmus Port City Press became a part of Cadmus Professional Communications during fiscal 2003. The Company's Specialty Packaging segment provides high quality specialty packaging and promotional printing, assembly, fulfillment and distribution services to consumer product and other customers.

         Other sales, depreciation and amortization, operating income, total assets and capital expenditures presented in the following table relate to the Company's Atlanta-based Creative Marketing division, which was divested in fiscal 2002.

         The accounting policies for the segments are the same as those described in Note 1. The Company primarily evaluates the performance of its operating segments based on operating income excluding amortization of goodwill, gains/losses on sales of assets, and restructuring and other charges. Intergroup sales are not significant. The Company manages income taxes on a consolidated basis.

Summarized segment data for fiscal 2003, 2002, and 2001 is as follows:

                                   Publisher     Specialty
(In thousands)                     Services      Packaging        Other         Total
                                   --------      ---------        -----         -----
2003
NET SALES                          $388,490      $ 58,429       $     --       $446,919
DEPRECIATION AND AMORTIZATION        15,347         3,199             --         18,546
OPERATING INCOME                     41,877         1,709             --         43,586
TOTAL ASSETS                        209,206        30,644             --        239,850
CAPITAL EXPENDITURES                  9,087         4,065             --         13,152

2002
Net sales                          $395,372      $ 51,907       $     --       $447,279
Depreciation and amortization        21,311         3,207             --         24,518
Operating income (loss)              39,955         1,648            (20)        41,583
Total assets                        292,457        27,917            529        320,903
Capital expenditures                  8,083         2,946             84         11,113

2001
Net sales                          $452,358      $ 59,158       $ 14,774       $526,290
Depreciation and amortization        21,321         3,825            322         25,468
Operating income (loss)              47,542        (1,780)         1,034         46,796
Total assets                        312,679        29,938          9,250        351,867
Capital expenditures                 12,586         1,278            224         14,088
                                   ========      ========       ========       ========


A reconciliation of segment data to consolidated data for fiscal 2003, 2002, and 2001 is as follows:

(In thousands)                                             2003           2002           2001
                                                         --------       --------       --------
Earnings from operations:
Reportable segment operating income                      $ 43,586       $ 41,583       $ 46,796
Amortization of goodwill                                       --         (4,724)        (5,060)
Loss on sale of fixed assets                                 (468)          (474)           (46)
Unallocated shared services and other expenses, net       (10,443)        (9,008)        (6,613)
Restructuring and other charges                           (12,015)            --        (19,905)
Interest expense, net                                     (14,602)       (16,093)       (19,666)
Securitization costs                                         (634)        (1,110)        (2,748)
Other, net                                                   (347)          (292)            65
                                                         --------       --------       --------
Income (loss) from continuing operations before
 income taxes and cumulative effect of a change
 in accounting principle for goodwill                    $  5,077       $  9,882       $ (7,177)
                                                         ========       ========       ========

         The difference between reportable segment amounts and consolidated total amounts for assets, depreciation and amortization, and capital expenditures are attributable to the Company's shared services division. Assets attributable to the Company's shared services division totaled $65.1 million, $48.7 million and $45.6 million for fiscal years 2003, 2002 and 2001, respectively. Depreciation and amortization expense attributable to the Company's shared services division totaled $0.8 million, $0.6 million and $0.7 million for fiscal years 2003, 2002 and 2001, respectively. Capital expenditures attributable to the Company's shared services division totaled $2.5 million, $1.0 million and $2.0 million for fiscal years 2003, 2002 and 2001, respectively.

Cadmus Communications Corporation and Subsidiaries

15. RELATED PARTIES

The Company's shareholders elected the former majority shareholder of Mack to the Board of Directors in 1999. As a result of the Company's purchase of Mack in fiscal 1999, this director, directly or indirectly through owned companies, received as consideration an aggregate of approximately $11.2 million in cash, approximately 1.1 million shares of the Company's common stock, $5.8 million in subordinated promissory notes of the Company (see Note 8) and approximately $52.9 million in bridge financing notes of the Company. The bridge financing notes of $52.9 million were paid in the fourth quarter of fiscal 1999. As of June 30, 2003, there were $5.9 million in subordinated promissory notes payable and related accrued interest payable to this director. Interest paid on the subordinated promissory notes during fiscal 2003 and 2002 totaled $0.7 million for each year.

         In addition, this director is a majority shareholder of a company whose indirect subsidiary leases a manufacturing and distribution facility in Baltimore, Maryland to Cadmus' Port City Press subsidiary, which is a part of Cadmus Professional Communications. The initial term of the lease agreement, entered into in August 1998, is 20 years, with options available to the tenant to extend the lease for four additional terms of five years each, with the rent increasing approximately 14.5% every fifth year. Annual rent expense for the Baltimore facility was approximately $1.0 million for each of fiscal years 2003, 2002 and 2001, respectively.

         Another director of the Company is the president, and a shareholder, of a law firm retained by Cadmus to perform legal services during fiscal years 2003, 2002 and 2001. Annual legal fees paid to this firm were $42,000, $94,000, and $40,000 for fiscal years 2003, 2002, and 2001, respectively. It is anticipated that the firm will continue to provide legal services to the Company during fiscal year 2004.

16. CONCENTRATIONS OF CREDIT RISK

Financial instruments that potentially subject the Company to concentrations of credit risk consist principally of trade receivables. Concentrations of credit risk with respect to trade receivables are limited due to the large number of customers comprising the Company's customer base and their dispersion across different businesses and geographic regions. As of June 30, 2003 and 2002, the Company had no significant concentrations of credit risk.

17. CONTINGENCIES

The Company is party to various legal actions which are ordinary and incidental to its business. While the outcome of legal actions cannot be predicted with certainty, management believes the outcome of any of these items, or all of them combined, will not have a materially adverse effect on its consolidated financial position or results of operations. Additionally, in connection with divestiture actions, the Company guaranteed certain real estate lease obligations totaling approximately $0.4 million annually through September 2009.

Cadmus Communications Corporation and Subsidiaries

REPORT  OF INDEPENDENT AUDITORS


To the Shareholders and Board of Directors of Cadmus Communications Corporation:

         We have audited the accompanying consolidated balance sheets of Cadmus Communications Corporation and Subsidiaries as of June 30, 2003 and 2002, and the related consolidated statements of operations, shareholders' equity and cash flows for the years then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits. The consolidated statements of operations, shareholders' equity and cash flows of Cadmus Communications Corporation and Subsidiaries for the year ended June 30, 2001 were audited by other auditors who have ceased operations and whose report dated August 1, 2001 expressed an unqualified opinion on those statements.

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

         In our opinion, the 2003 and 2002 consolidated financial statements referred to above present fairly, in all material respects, the consolidated financial position of Cadmus Communications Corporation and Subsidiaries at June 30, 2003 and 2002, and the consolidated results of its operations and its cash flows for the years then ended in conformity with accounting principles generally accepted in the United States.

         As discussed in Note 6 to the consolidated financial statements, effective July 1, 2002, the Company adopted Statement of Financial Accounting Standards (Statement) No. 142, Goodwill and Other Intangible Assets.

         As discussed in Note 1 to the consolidated financial statements, effective July 1, 2001, the Company adopted Statement of Financial Accounting Standards No. 144, Accounting for the Impairment or Disposal of Long-Lived Assets.

         As discussed above, the financial statements of Cadmus Communications Corporation and Subsidiaries as of June 30, 2001, and for the year then ended were audited by other auditors who have ceased operations. As described in Note 6, these financial statements have been revised to include the transitional disclosures required by Statement No. 142. Our audit procedures with respect to the disclosures in Note 6 with respect to 2001 included (a) agreeing the previously reported net income to the previously issued financial statements and the adjustments to reported net income representing amortization expense (including any related tax effects) recognized in those periods related to goodwill to the Company's underlying records obtained from management, and (b) testing the mathematical accuracy of the reconciliation of adjusted net income to reported net income, and the related earnings-per-share amounts. In our opinion, the disclosures for 2001 in Note 6 are appropriate. However, we were not engaged to audit, review, or apply any procedures to the 2001 financial statements of the Company other than with respect to such disclosures and, accordingly, we do not express an opinion or any other form of assurance on the 2001 financial statements taken as a whole.


                                    /s/ Ernst & Young LLP


Richmond, Virginia
July 25, 2003