Form 10-K, Exhibit 13
period 2004-06-30
CADMUS COMMUNICATIONS CORP/NEW
filed 2004-09-14
CIK 745274

Exhibit 13

CADMUS COMMUNICATIONS CORPORATION

2004 FINANCIAL INFORMATION

CONTENTS

Financial Highlights	F-1

Selected Financial Data	F-2

Selected Financial Data – Reconciliation of GAAP to Non-GAAP Measures	F-3

Management’s Discussion and Analysis	F-4

Selected Quarterly Data	F-19

Selected Quarterly Data – Reconciliation of GAAP to Non-GAAP Measures	F-20

Consolidated Statements of Operations	F-21

Consolidated Balance Sheets	F-22

Consolidated Statements of Cash Flows	F-23

Consolidated Statements of Shareholders’ Equity	F-24

Notes to Consolidated Financial Statements	F-25

Report of Independent Registered Public Accounting Firm	F-41

To request a copy of the Form 10-K free of charge, call 1-877-4-CADMUS,

e-mail webmaster@cadmus.com, or write

Cadmus Communications Corporation,

Investor Relations, Suite 200,

1801 Bayberry Court, Richmond, VA 23226

CADMUS COMMUNICATIONS CORPORATION AND SUBSIDIARIES

FINANCIAL HIGHLIGHTS

	Years Ended June 30,
(Dollars in thousands, except per share data)	2004	2003
OPERATIONS
Net sales	$445,425	$446,919
Operating income	33,895	20,660
Net income (loss)	6,652	(53,634)
Operating income margin	7.6%	4.6%

PER SHARE DATA(1)
Net income (loss)	$0.72	$(5.94)
Cash dividends	0.20	0.20

FINANCIAL POSITION
Total assets	$320,690	$304,926
Long-term debt, including current maturities	167,561	146,805
Shareholders’ equity	51,261	32,408

CASH FLOW
Net cash provided by operating activities	$31,336	$32,108
Depreciation and amortization expense	19,909	19,325
Capital expenditures	15,136	15,636

OTHER DATA
Number of associates (approximate)	3,000 (2)	2,800

SELECTED NON-GAAP MEASURES(3)
Operating income, as adjusted	$34,305	$32,675
Operating income margin, as adjusted	7.7%	7.3%
EBITDA(4)	$53,858	$51,653
Income per share, as adjusted(1)	$1.34	$1.17

(1)	Per share data assumes dilution.

(2)	Includes approximately 200 employees associated with the Company’s joint venture operations in India.

(3)	In addition to results presented in accordance with generally accepted accounting principles (“GAAP”), the Company has included certain non-GAAP financial measures to provide information to assist investors in understanding the underlying operational performance of the Company. Refer to the reconciliations of GAAP to non-GAAP measures included in this report and the Use of GAAP and Non-GAAP Measures section of Management’s Discussion and Analysis for additional information on these measures.

(4)	Earnings before interest, taxes, depreciation, amortization and securitization costs. The Company also excludes the cumulative effect of a change in accounting principle, discontinued operations, debt refinancing expenses, and the impact of restructuring and other charges from the computation of EBITDA

CADMUS COMMUNICATIONS CORPORATION AND SUBSIDIARIES

SELECTED FINANCIAL DATA

The following data should be read in conjunction with the consolidated financial statements of the Company and Management’s Discussion and Analysis that appear elsewhere in this report.

	Years Ended June 30,
(Dollars in thousands, except per share data)	2004	2003	2002	2001	2000
OPERATING DATA (see Note 1 to Consolidated Financial Statements)
Net sales	$445,425	$446,919	$447,279	$526,290	$552,692
Cost of sales	363,641	362,801	365,873	433,071	444,304
Selling and administrative expenses	47,479	51,443	54,029	58,142	66,071
Restructuring and other charges	410	12,015	—	19,905	36,544

Operating income	33,895	20,660	27,377	15,172	5,773
Interest expense and securitization costs	14,488	15,236	17,203	22,414	24,491
Debt refinancing expenses	8,275	—	—	—	—
Other, net	356	347	292	(65)	(517)

Income (loss) from continuing operations before income taxes	10,776	5,077	9,882	(7,177)	(18,201)
Income tax expense (benefit)	4,124	2,410	4,891	(687)	(2,191)

Income (loss) from continuing operations	6,652	2,667	4,991	(6,490)	(16,010)
Loss from discontinued operations, net of tax(1)	—	—	(1,236)	—	—
Cumulative effect of change in accounting principle	—	(56,301)	—	—	—

Net income (loss)	$6,652	$(53,634)	$3,755	$(6,490)	$(16,010)

PER SHARE DATA(2)
Income (loss) from continuing operations	$0.72	$0.30	$0.55	$(0.73)	$(1.78)
Net income (loss)	0.72	(5.94)	0.41	(0.73)	(1.78)
Cash dividends	0.20	0.20	0.20	0.20	0.20

FINANCIAL POSITION
Goodwill and other intangibles, net	$113,827	$114,755	$167,788	$172,436	$182,823
Total assets	320,690	304,926	369,595	397,428	423,184
Total debt	167,561	146,805	157,246	182,987	201,705
Total shareholders’ equity	51,261	32,408	111,514	109,558	117,942
Total capital	218,822	179,213	268,760	292,545	319,647

SELECTED RATIOS
Operating income margin	7.6%	4.6%	6.1%	2.9%	1.0%
Effective tax rate	38.3%	47.5%	49.5%	9.6%	12.0%

OTHER DATA
Weighted-average common shares outstanding(2)	9,251	9,028	9,049	8,938	8,990
Shares outstanding at fiscal year end	9,154	9,050	8,992	8,938	8,938
Stock market price data:
High	$15.859	$11.970	$14.640	$12.300	$15.000
Low	8.880	7.040	6.750	5.500	6.125
Close (at fiscal year end)	14.750	8.890	11.220	11.110	9.750
Number of associates (approximate)	3,000 (3)	2,800	3,000	3,400	3,500

(1)	The Company did not reclassify the results of the Creative Marketing division as a discontinued operation in prior years because the changes that would result from a reclassification would not be material to the consolidated financial statements for those years. See Note 1 to Consolidated Financial Statements.

(2)	Assumes dilution.

(3)	Includes approximately 200 employees associated with the Company’s joint venture operations in India.

CADMUS COMMUNICATIONS CORPORATION AND SUBSIDIARIES

SELECTED FINANCIAL DATA – RECONCILIATION OF GAAP TO NON-GAAP MEASURES

The following data should be read in conjunction with the consolidated financial statements of the Company and Management’s Discussion and Analysis that appear elsewhere in this report. In addition to results presented in accordance with generally accepted accounting principles (“GAAP”), the Company has included certain non-GAAP financial measures to provide information to assist investors in understanding the underlying operational performance of the Company. Refer to the Use of GAAP and Non-GAAP Measures section of Management’s Discussion and Analysis for additional information on these measures.

	Years Ended June 30,
(Dollars in thousands, except per share data)	2004	2003	2002	2001	2000
SELECTED NON-GAAP MEASURES
Operating income, as reported	$33,895	$20,660	$27,377	$15,172	$5,773
Amortization(1)	—	—	4,724	5,060	5,261
Restructuring and other charges	410	12,015	—	19,905	36,544

Operating income, as adjusted	34,305	32,675	32,101	40,137	47,578

Income (loss) from continuing operations, as reported	6,652	2,667	4,991	(6,490)	(16,010)
Income tax expense (benefit)	4,124	2,410	4,891	(687)	(2,191)
Amortization(1)	—	—	4,724	5,060	5,261
Debt refinancing expenses	8,275	—	—	—	—
Restructuring and other charges	410	12,015	—	19,905	36,544

Income from continuing operations before income taxes, as adjusted	19,461	17,092	14,606	17,788	23,604
Income tax expense, as adjusted	7,077	6,495	4,891	5,753	7,611

Income from continuing operations, as adjusted	12,384	10,597	9,715	12,035	15,993

Net income (loss), as reported	6,652	(53,634)	3,755	(6,490)	(16,010)
Cumulative effect of a change in accounting principle	—	56,301	—	—	—
Discontinued operations	—	—	1,236	—	—
Income tax expense (benefit)	4,124	2,410	4,891	(687)	(2,191)
Interest	14,192	14,602	16,093	19,666	23,002
Securitization costs	296	634	1,110	2,748	1,489
Depreciation	19,255	19,325	20,399	21,069	20,786
Amortization(1)	654	—	4,724	5,060	5,261
Debt refinancing expenses	8,275	—	—	—	—
Restructuring and other charges	410	12,015	—	19,905	36,544

EBITDA(2)	$53,858	$51,653	$52,208	$61,271	$68,881

PER SHARE DATA(3)
Net income (loss) as reported	$0.72	$(5.94)	$0.41	$(0.73)	$(1.78)
Cumulative effect of change in accounting principle	—	6.24	—	—	—
Discontinued operations	—	—	0.14	—	—
Amortization(1)	—	—	0.52	0.57	0.58
Debt refinancing expenses, net of taxes	0.59	—	—	—	—
Restructuring and other charges, net of taxes	0.03	0.87	—	1.51	2.97

Income, as adjusted	$1.34	$1.17	$1.07	$1.35	$1.77

SELECTED RATIOS
Operating income margin, as reported	7.6%	4.6%	6.1%	2.9%	1.0%
Amortization(1)	—	—	1.1	0.9	1.0
Restructuring and other charges	0.1	2.7	—	3.8	6.6

Operating income margin, as adjusted	7.7%	7.3%	7.2%	7.6%	8.6%

Net income (loss) margin, as reported	1.5%	(12.0)%	0.8%	(1.2)%	(2.9)%
Cumulative effect of a change in accounting principle	—	12.6	—	—	—
Discontinued operations	—	—	0.3	—	—
Income tax expense (benefit)	0.9	0.5	1.1	(0.1)	(0.4)
Interest	3.2	3.3	3.6	3.7	4.2
Securitization costs	0.1	0.1	0.2	0.5	0.3
Depreciation	4.3	4.4	4.6	4.0	3.7
Amortization(1)	0.1	—	1.1	0.9	1.0
Debt refinancing expenses	1.9	—	—	—	—
Restructuring and other charges	0.1	2.7	—	3.8	6.6

EBITDA(2) margin	12.1%	11.6%	11.7%	11.6%	12.5%

(1)	In order to provide consistent comparisons, goodwill amortization expense is excluded from operating results in fiscal years 2002, 2001 and 2000 and is not recorded in fiscal 2003 upon adoption of SFAS No. 142. Fiscal 2004 amortization expense relates to other amortizable intangibles.

(2)	Earnings before interest, taxes, depreciation, amortization and securitization costs. The Company also excludes the cumulative effect of a change in accounting principle, discontinued operations, debt refinancing expenses, and the impact of restructuring and other charges from the computation of EBITDA.

(3)	Per share data assumes dilution.

CADMUS COMMUNICATIONS CORPORATION AND SUBSIDIARIES

MANAGEMENT’S DISCUSSION AND ANALYSIS

GENERAL

Headquartered in Richmond, Virginia, Cadmus Communications Corporation (the “Company” or “Cadmus”) provides end-to-end integrated graphic communications services to professional publishers, not-for-profit societies and corporations. Cadmus is the world’s largest provider of content management and production services to scientific, technical and medical (“STM”) journal publishers, the fourth largest periodicals printer in North America, and a leading provider of specialty packaging and promotional printing services.

ORGANIZATIONAL STRUCTURE

The Company has organized its operations in two primary segments, Publisher Services and Specialty Packaging. The Publisher Services segment provides a full range of customized content processing, production and distribution services for the STM, educational and special interest magazine markets. The Company’s Specialty Packaging segment provides high quality package design, engineering, production and fulfillment services primarily to healthcare, consumer products, and telecommunications corporations.

EXECUTIVE SUMMARY

Over the past several years, the Company has narrowed its focus primarily to niche markets where the Company sees underlying demand strength, a willingness on the part of customers to outsource non-core activities, and relatively few large and well-positioned competitors. More specifically, the Company has focused on growing content processing services for the scholarly publishing and scientific, technical and medical markets, educational and other markets. The Company has a leading position in this business, represented by the Cadmus Professional Communications division within the Publisher Services segment, and delivers customized content processing services using state-of-the-art technologies, in addition to traditional print services.

The special interest magazine portion of the Company’s business, represented by the Cadmus Specialty Publications division within the Publisher Services segment, has suffered from declining advertising pages and pricing pressures over the past several years. As a result, the Company is focused on the management of capacity, improvement of the business mix and driving higher margins within this division, rather than focusing on top-line growth.

The Company’s Specialty Packaging segment has achieved improved financial performance over the past few years as a result of focusing on growth markets that benefit from the customized package design services the Company offers, particularly in the health care, consumer products and telecommunications markets. The Company’s U.S. packaging facility is both ISO-9001: 2000 registered and cGMP compliant as evidence of the high level of quality delivered to our customers. The Specialty Packaging segment, a growing portion of the Company’s business, has also differentiated itself by developing a proprietary network of offshore production affiliates and by linking those operations and its customers via a proprietary inventory management and fulfillment system.

The focus on the more stable and profitable services within Cadmus Professional Communications and on the Specialty Packaging segment has permitted the Company to achieve more stable operating results and reduce leverage in a challenging economic and industry environment.

APPLICATION OF CRITICAL ACCOUNTING POLICIES AND ESTIMATES

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities at the dates of the financial statements and the reported amounts of revenues and expenses during the reporting periods. The Company considers the following accounting policies to be critical policies which involve various estimation processes:

•	Allowance for doubtful accounts

•	Valuation of intangible assets and goodwill

•	Pension and other post retirement benefits

•	Income taxes

•	Discontinued operations

•	Self-insurance reserves

Allowance for doubtful accounts. Cadmus’ policy with respect to its trade and notes receivable is to maintain an adequate allowance for doubtful accounts for estimated losses from the inability of customers or noteholders to make required payments. The Company’s process to estimate the collectibility of its trade accounts receivable balances consists of two steps. First, the Company evaluates specific accounts for which it has information that the customer may have an inability to meet its financial obligations (e.g., bankruptcy). In these cases, the Company uses its judgment, based on available facts and circumstances, and records a specific allowance for that customer against the receivable to reflect the amount it expects to ultimately collect. Second, the Company establishes an additional reserve for all customers based on a range of percentages applied to aging categories, based on management’s best estimate. The Company periodically evaluates the adequacy of its reserves on notes receivable based on the available facts and circumstances at the time. If the financial condition of Cadmus’ customers or noteholders were to deteriorate and result in an impairment of their ability to make payments, additional allowances could be required.

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

Effective July 1, 2002, the Company adopted Statement of Financial Accounting Standards (“SFAS”) No. 142, “Goodwill and Other Intangible Assets,” which requires companies to discontinue amortizing goodwill and to perform annual impairment tests. In completing the transitional impairment test required by SFAS No. 142, the Company tested the net goodwill balances attributable to each of its reporting units for indications of impairment by comparing the fair value of each reporting unit to its carrying value. Fair value was determined using discounted cash flow estimates for each reporting unit in accordance with the provisions of SFAS No. 142. The preparation of such discounted cash flow estimates requires significant management judgment with respect to operating profit, growth rates, appropriate discount rates and residual values. Based on the initial impairment test as of July 1, 2002, the Company determined that goodwill related to its Specialty Publications division within the Publisher Services segment was impaired. The Specialty Publications division primarily serves customers in the special-interest magazine market, which had been negatively impacted by the significant downturn in advertising spending (as a result of cost reduction initiatives undertaken by advertisers) resulting in fewer page counts and correspondingly lower net sales. In addition, due to excess capacity in the magazine printing industry, volume and pricing pressures also resulted in lower operating profits and cash flows. As a result, the discounted cash flow analysis for the Specialty Publications division produced a value that was lower than carrying value. Accordingly, the Company recorded an impairment charge of $56.3 million representing the entire balance of goodwill for this division in the first quarter of fiscal 2003. This charge is reflected as a cumulative effect of a change in accounting principle in the accompanying Consolidated Statements of Operations.

The Company completed its annual impairment test for fiscal 2004 as of April 1, 2004 in a manner consistent with its initial impairment test. As a result of the annual impairment test performed as of April 1, 2004, there were no indications of impairment and no adjustments to the carrying amount of goodwill were required. The total balance of goodwill as of June 30, 2004 relates to the Company’s Publisher Services segment.

Pension and other post retirement benefits. The Company sponsors certain pension and other post retirement plans covering associates who meet eligibility requirements. Several factors are used to calculate the expense and liability related to the plans. These factors include assumptions determined by the Company about the discount rate, expected return on plan assets, and rate of future compensation increases. In addition, the Company’s actuarial consultants use subjective factors such as withdrawal and mortality rates to estimate the impact of these trends on expense and liability amounts. The economic and actuarial assumptions used by the Company may differ materially from actual results due to changing market and economic conditions, higher or lower withdrawal rates or longer or shorter life spans of participants. While the Company believes its assumptions are appropriate, significant differences in actual experience or significant changes in the Company’s assumptions may materially affect its pension and other post retirement obligations and its future expense.

In fiscal 2003, the Company’s board of directors adopted a plan to freeze the Company’s primary defined benefit pension plan to mitigate the volatility in pension expense and required cash contributions expected in future years. As a result of this event, a pension curtailment charge of $0.7 million was recognized in fiscal 2003 and is included in restructuring and other charges in the Consolidated Statements of Operations. During fiscal 2004, equity markets began to recover, resulting in an increase in the fair value of the plan’s assets. The Company also made a cash contribution of $7.8 million to the plan in the first quarter of fiscal 2004. As a result of these events, the Company recorded a reduction of its minimum pension liability in fiscal 2004 in accordance with SFAS No. 87, “Employer’s Accounting for Pensions” totaling $19.5 million ($12.7 million net of taxes) upon completion of its annual pension valuations. The adjustment to the additional minimum pension liability was included in other accumulated comprehensive income as a direct increase to shareholders’ equity, net of related tax effects. The Company does not anticipate having to contribute to its primary defined benefit pension plan in fiscal 2005 but does expect to contribute approximately $1.3 million to its other defined benefit pension plans in fiscal 2005, compared to $9.0 million contributed in fiscal 2004 to all plans.

CADMUS COMMUNICATIONS CORPORATION AND SUBSIDIARIES

MANAGEMENT’S DISCUSSION AND ANALYSIS (CONTINUED)

For the Company’s primary defined benefit plan, a one percentage-point change in the long-term rate of return on plan assets would have the following impact on fiscal 2005 pension expense and accumulated benefit obligation, respectively:

Change in long-term rate of return on plan assets:

	1-Percentage Point
(In thousands)	Increase	Decrease
Effect on 2005 pension expense	$(980)	$980
Effect on accumulated benefit obligation	—	—

A one percentage-point change in the discount rate would have the following impact on fiscal 2005 pension expense and accumulated benefit obligation, respectively:

Change in discount rate:

	1-Percentage Point
(In thousands)	Increase	Decrease
Effect on 2005 pension expense	$(122)	$1,050
Effect on accumulated benefit obligation	(14,696)	18,340

Changes in the discount rate noted above also impact unrecognized losses, another component of pension expense. As a result, a one-percentage point increase or decrease in the discount rate will not have a correspondingly equal impact on overall pension expense.

Income taxes. As part of the process of preparing the consolidated financial statements, the Company is required to estimate income taxes in each of the jurisdictions in which the Company operates. In addition to estimating the actual current tax liability, the Company must assess future tax effects of temporary differences between the tax bases of assets and liabilities and amounts reported in the accompanying Consolidated Balance Sheets, and operating loss carryforwards. Such differences result in deferred tax assets and liabilities, which are recorded on the Company’s Consolidated Balance Sheets. Management then assesses the likelihood that deferred tax assets will be recovered from future taxable income and to the extent recovery is not considered likely, establishes a valuation allowance against those assets. The valuation allowance is based on estimates of future taxable income by jurisdictions in which the Company operates and the period over which the deferred tax assets will be recoverable. Judgment is involved in determining the provision for income taxes, the deferred tax assets and liabilities, and any valuation allowance recorded against the net deferred tax assets. The Company files income tax returns with various state tax jurisdictions in addition to the Internal Revenue Service and is sometimes audited by both federal and state tax agencies. From time to time, those audits may result in proposed adjustments. The Company has considered these potential adjustments and does not anticipate any material impact on its earnings as a result of the various audits.

To the extent that actual results differ from management’s estimates, new information results in changes to estimates, or there is a material change in the actual tax rates or time period within which the underlying temporary differences become taxable or deductible, the Company may need to establish an additional valuation allowance or adjust the effective tax rate which could materially impact the Company’s financial position and results of operations.

Discontinued operations. In the third quarter of fiscal 2002, the Company recorded a $1.2 million loss, net of taxes, in connection with the sale of its Atlanta-based Creative Marketing division. The Company has reported the sale as a discontinued operation for fiscal 2002. The Company did not reclassify the results of the Creative Marketing division as a discontinued operation in prior years because the changes that would result from a reclassification would not be material to the consolidated financial statements for fiscal 2001. In addition, the impact of reclassifying would have no impact on the Company’s compliance with loan covenants or other contractual requirements, and no significant impact on earnings trends.

Self-insurance reserves. The Company is self-insured for both medical and workers’ compensation claims. The Company engages third party firms to provide claims processing for its medical and workers’ compensation claims, and to calculate ultimate loss projections relative to its workers’ compensation claims. The Company records its reserves for medical and workers’ compensation claims based on the information supplied by the third party firms. The Company’s policy is to adjust its workers’ compensation reserve based on an analysis of individual claims at each reporting date. The Company maintains a medical reserve for claims incurred but not reported based on its best estimate of its ultimate cost of settling all claims incurred as of the reporting date. Actual claims expense as well as changes in the health care cost trends could result in the Company’s eventual cost differing from the estimate.

SIGNIFICANT TRANSACTIONS

During fiscal 2004, the Company refinanced all of its debt instruments to obtain a lower cost of debt and improved covenant flexibility going forward. The specific transactions were:

Senior bank credit facility. On January 28, 2004, the Company refinanced its senior bank credit facility, which was to mature on March 31, 2004, and terminated its accounts receivable securitization program. The new senior bank credit facility provides for a $100 million revolving credit facility that will mature in January, 2008. The facility, with a group of seven banks, is secured by substantially all of the Company’s real, personal and mixed property, is jointly and severally guaranteed by each of the Company’s present and future significant subsidiaries, and is secured by a pledge of the capital stock of present and future significant subsidiaries. The senior bank credit facility contains certain covenants regarding total leverage, senior leverage, fixed charge coverage and net worth, and contains other restrictions, including limitations on additional borrowings, and the acquisition, disposition and securitization of assets.

Accounts receivable securitization program. On January 28, 2004, the Company terminated its accounts receivable securi-tization program concurrently with the refinancing of its senior bank credit facility, resulting in an increase in borrowing under the senior bank credit facility to repurchase receivables previously sold. Effective January 28, 2004, the accounts receivable are no longer sold to the wholly-owned, bankruptcy-remote subsidiary or to an unrelated third-party purchaser. Therefore, the amount of reported accounts receivable and borrowings under the senior bank credit facility on the Condensed Consolidated Balance Sheets increased during fiscal 2004. Previously, the Company used the accounts receivable securitization program to fund some of its working capital requirements. At June 30, 2003, approximately $26.7 million of net accounts receivable had been sold by the Company’s wholly-owned, bankruptcy-remote subsidiary without recourse to an unrelated third-party purchaser under the securitization program. The sales were reflected in the Consolidated Balance Sheets as a reduction of accounts receivable with the proceeds used to repay a corresponding amount of borrowing under the Company’s senior bank credit facility.

Debt refinancing. On May 3, 2004, the Company redeemed, in full at 100% of the principal amount thereof (plus accrued interest), its 11.5% subordinated promissory notes in the aggregate principal amount of $6.4 million, which were otherwise scheduled to mature on March 31, 2010. The Company repaid the subordinated promissory notes under its $100 million senior bank credit facility at borrowings that are based on LIBOR plus a spread.

On June 15, 2004, the Company issued senior subordinated notes in the aggregate principal amount of $125.0 million with an annual interest rate of 8.375% due in June 2014. The net proceeds from the sale of the notes, together with borrowings under its revolving credit facility, were used to fund the tender offer for all of its outstanding senior subordinated notes in the aggregate principal amount of $125.0 million with an annual interest rate of 9.75% due in June 2009. The Company incurred expenses of $8.3 million, or $0.59 per share, associated with the refinancing of the notes consisting primarily of the tender premium and the write-off of deferred loan costs related to the 9.75% notes.

CADMUS COMMUNICATIONS CORPORATION AND SUBSIDIARIES

MANAGEMENT’S DISCUSSION AND ANALYSIS (CONTINUED)

RESULTS OF OPERATIONS

The following table presents the major components from the Consolidated Statements of Operations as a percent of net sales for the fiscal years ended June 30, 2004, 2003, and 2002. Results of operations for fiscal 2002 reflect the Company’s sale of its Atlanta-based Creative Marketing operation, which has been reported as a discontinued operation.

	Years Ended June 30,
(Dollars in millions)	2004		2003		2002
Net sales	$445.4	100.0%	$446.9	100.0%	$447.3	100.0%
Cost of sales	363.6	81.6	362.8	81.2	365.9	81.8
Selling and administrative expenses	47.5	10.7	51.4	11.5	54.0	12.1
Restructuring and other charges	0.4	0.1	12.0	2.7	—	—

Operating income	33.9	7.6%	20.7	4.6%	27.4	6.1%

Interest expense	14.2	3.2	14.6	3.3	16.1	3.6
Debt refinancing expenses	8.3	1.9	—	—	—	—
Securitization costs	0.3	0.1	0.6	0.1	1.1	0.2
Other, net	0.3	—	0.4	0.1	0.3	0.1

Income from continuing operations before income taxes	10.8	2.4%	5.1	1.1%	9.9	2.2%
Income tax expense	4.1	0.9	2.4	0.5	4.9	1.1

Income from continuing operations	6.7	1.5%	2.7	0.6%	5.0	1.1%
Loss from discontinued operations, net of taxes	—	—	—	—	(1.2)	(0.3)
Cumulative effect of change in accounting principle	—	—	(56.3)	(12.6)	—	—

Net income (loss)	$6.7	1.5%	$(53.6)	(12.0)%	$3.8	0.8%

Capital expenditures	$15.1	3.4%	$15.6	3.5%	$12.0	2.7%

In addition to results presented in accordance with generally accepted accounting principles (“GAAP”), the Company has included certain non-GAAP financial measures to provide information to assist investors in understanding the underlying operational performance of the Company. Refer to the Use of GAAP and Non-GAAP Measures later in this section for additional information on these measures. The following table presents certain non-GAAP measures as a percent of net sales and should be read in conjunction with the consolidated financial statements of the Company.

	Years Ended June 30,
(Dollars in millions)	2004		2003		2002
Operating income, as reported	$33.9	7.6%	$20.7	4.6%	$27.4	6.1%
Goodwill amortization	—	—	—	—	4.7	1.1
Restructuring and other charges	0.4	0.1	12.0	2.7	—	—

Operating income, as adjusted	$34.3	7.7%	$32.7	7.3%	$32.1	7.2%

Income from continuing operations, as reported	$6.7	1.5%	$2.7	0.6%	$5.0	1.1%
Income tax expense	4.1	0.9	2.4	0.5	4.9	1.1
Goodwill amortization	—	—	—	—	4.7	1.1
Debt refinancing expenses	8.3	1.9	—	—	—	—
Restructuring and other charges	0.4	0.1	12.0	2.7	—	—

Income from continuing operations before income taxes, as adjusted	19.5	4.4%	17.1	3.8	14.6	3.3%
Income tax expense, as adjusted	7.1	1.6	6.5	1.5	4.9	1.1

Income from continuing operations, as adjusted	$12.4	2.8%	$10.6	2.4%	$9.7	2.2%

Net income (loss), as reported	$6.7	1.5%	$(53.6)	(12.0)%	$3.8	0.8%
Cumulative effect of change in accounting principle	—	—	56.3	12.6	—	—
Discontinued operations	—	—	—	—	1.2	0.3
Income tax expense	4.1	0.9	2.4	0.5	4.9	1.1
Interest	14.2	3.2	14.6	3.3	16.1	3.6
Securitization costs	0.3	0.1	0.6	0.1	1.1	0.2
Depreciation	19.3	4.3	19.3	4.4	20.4	4.6
Amortization	0.6	0.1	—	—	4.7	1.1
Debt refinancing expenses	8.3	1.9	—	—	—	—
Restructuring and other charges	0.4	0.1	12.0	2.7	—	—

EBITDA(1)	$53.9	12.1%	$51.7	11.6%	$52.2	11.7%

(1)	Earnings before interest, taxes, depreciation, amortization and securitization costs. The Company also excludes the cumulative effect of a change in accounting principle, discontinued operations, debt refinancing expenses, and the impact of restructuring and other charges from the computation of EBITDA.

Comparison of Fiscal 2004 with Fiscal 2003

Net Sales

Net sales for fiscal 2004 were $445.4 million, compared to $446.9 million in fiscal 2003, a decline of less than one percent. Within the Publisher Services segment, net sales totaled $380.2 million for fiscal 2004, compared to $388.5 million in the prior year, a decline of 2%. The decline was a result of continued pricing pressures in the special interest magazine market and management’s plan to manage capacity, improve business mix, and drive for higher margins in this market, partially offset by continued growth in STM services. Net sales for the Specialty Packaging segment were $65.2 million for fiscal 2004, compared to $58.4 million in fiscal 2003, an increase of 12%. The increase in net sales for this segment was attributable to the continued benefit from recurring projects from healthcare and consumer products customers.

Cost of Sales

Cost of sales increased to 81.6% of net sales for fiscal 2004, compared to 81.2% of net sales for fiscal 2003. The percentage increase was primarily due to the effect of continued pricing pressures on net sales, particularly in the magazine market, and additional costs and resources associated with the ramp up of services within the Publisher Services segment. In addition, the business continued to incur costs in connection with its educational market initiatives, the opening and staffing of the Company’s Chennai, India facility, the launch of ArticleWorks™ and dPub™ and development costs related to Rapid Production Manager™ and other electronic products and solutions for the professional publishing market. By contrast, Specialty Packaging continued to benefit from higher overall volume and improved business mix.

CADMUS COMMUNICATIONS CORPORATION AND SUBSIDIARIES

MANAGEMENT’S DISCUSSION AND ANALYSIS (CONTINUED)

Selling and Administrative Expenses

Selling and administrative expenses as a percentage of net sales were 10.7% and 11.5% for the years ended June 30, 2004 and 2003, respectively. The decrease in selling and administrative expenses in fiscal 2004 was primarily attributable to lower payroll costs associated with the reduction in the number of domestic associates, changes in the structure of the Company’s primary defined benefit pension plan, cost savings initiatives in the Company’s medical and insurance plans, expense reduction associated with an increase in the cash surrender value of company owned life insurance and the favorable impact of a $0.3 million gain from the demutualization of one of the Company’s insurance carriers. The year-over-year improvement in selling and administrative costs was partially offset by higher medical costs and amortization of a license agreement related to the Company’s KnowledgeWorks Global Limited joint venture entered into in June, 2003.

Restructuring and Other Expenses

During fiscal 2003, the Company announced several actions to rationalize capacity and improve utilization within the Publisher Services segment, particularly in its special interest magazine operation. These included closure of the special interest magazine facility in East Stroudsburg, Pennsylvania, which was sold in the fourth quarter of fiscal 2004, closure of the reprint department in Easton, Pennsylvania and relocation of certain manufacturing equipment to other facilities within the Company. The Company recorded restructuring and other charges totaling $0.4 million ($0.3 million net of tax) and $12.0 million ($7.9 million net of tax) for fiscal 2004 and 2003, respectively. Restructuring actions related to the restructuring program announced in fiscal 2003 have been completed.

Operating Income

Operating income for fiscal 2004 was $33.9 million, compared to $20.7 million in fiscal 2003. Operating results for fiscal 2004 included $0.4 million in restructuring and other charges, while fiscal 2003 results included $12.0 million in restructuring and other charges. In order to provide consistent comparisons of year-over-year operating results, the following reconciliation is provided:

(Dollars in thousands)	2004	% of Sales	2003	% of Sales
Operating income, as reported	$33,895	7.6%	$20,660	4.6%
Restructuring and other charges	410	0.1	12,015	2.7

Operating income, as adjusted	$34,305	7.7%	$32,675	7.3%

Operating income within the Publisher Services segment was adversely affected by pricing pressures, particularly in the special interest magazine market. In addition, the business continued to incur costs in connection with its educational market initiatives, the opening and staffing of the Company’s Chennai, India facility, the launch of ArticleWorks™ and dPub™ and development costs related to Rapid Production Manager™ and other electronic products and solutions for the professional publishing market. By contrast, the Specialty Packaging segment continued to benefit from higher overall volume and improved business mix.

Interest and Other Expenses

Interest and securitization costs declined to $14.5 million in fiscal 2004, compared to $15.2 in fiscal 2003. The change in interest expense was due primarily to lower debt levels in the first half of fiscal 2004, lower year-over-year short-term interest rates, and the positive impact of the Company’s interest rate swap agreements, offset in part by an increase in interest associated with loans on company-owned life insurance policies. On January 28, 2004, the Company terminated its accounts receivable securitization program concurrently with the refinancing of its senior bank credit facility, resulting in an increase in borrowing under the senior bank credit facility at a higher cost to repurchase receivables previously sold. In addition, the Company incurred $8.3 million of debt refinancing expenses in fiscal 2004 associated with the refinancing of its 9.75% senior subordinated notes in the aggregate principal amount of $125.0 million consisting primarily of $6.8 million for the tender premium and $1.5 million for the net write-off of deferred loan costs related to the old notes and related swap agreement.

Income from Continuing Operations before Income Taxes

Income from continuing operations before income taxes totaled $10.8 million for fiscal 2004 compared to $5.1 million for fiscal 2003. These results reflect the impact of $0.4 million and $12.0 million in restructuring and other charges reported for the fiscal years ended June 30, 2004 and 2003, respectively. In order to provide consistent comparisons of year-over-year results, the following reconciliation is provided:

(Dollars in thousands)	2004	% of Sales	2003	% of Sales
Income from continuing operations before income taxes, as reported	$10,776	2.4%	$5,077	1.1%
Debt refinancing expenses	8,275	1.9	—	—
Restructuring and other charges	410	0.1	12,015	2.7

Income from continuing operations before income taxes, as adjusted	$19,461	4.4%	$17,092	3.8%

Income Taxes

The Company’s income tax expense on continuing operations for fiscal 2004 was at an effective tax rate of 38.3%, compared to an effective tax rate of 47.5% for fiscal 2003. During the third quarter of fiscal 2004, the Company revised its assessment of a valuation allowance established for certain deferred tax assets related to state net operating losses. It has been determined to be more likely than not that the Company will recognize income in future years for state income tax purposes. Consequently, the Company has reversed part of this valuation allowance. The amount of tax expense differs from the amount obtained by application of the statutory United States rates primarily due to the reversal of the valuation allowance and the impact of state income taxes in fiscal years 2004 and 2003. For fiscal 2003, the amount of tax expense from continuing operations differs from the amount obtained by application of the statutory U.S. rates to income from continuing operations primarily due to the impact of state income taxes.

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

Effective July 1, 2002, the Company adopted SFAS No. 142, “Goodwill and Other Intangible Assets,” which requires companies to discontinue amortizing goodwill and to perform annual impairment tests. In completing the transitional impairment test required by SFAS No. 142, the Company tested the net goodwill balances attributable to each of its reporting units for indications of impairment by comparing the fair value of each reporting unit to its carrying value. Fair value was determined using discounted cash flow estimates for each reporting unit in accordance with the provisions of SFAS No. 142. Based on the initial impairment test as of July 1, 2002, the Company determined that goodwill related to its Specialty Publications division within the Publisher Services segment was impaired. The Specialty Publications division primarily serves customers in the special interest magazine market, which had been negatively impacted by the significant downturn in advertising spending (as a result of cost reduction initiatives undertaken by advertisers) resulting in fewer page counts and correspondingly lower net sales. In addition, due to excess capacity in the magazine printing industry, volume and pricing pressures also resulted in lower operating profits and cash flows. As a result, the discounted cash flow analysis for the Specialty Publications division produced a value that was lower than carrying value. Accordingly, the Company recorded an impairment charge of $56.3 million representing the entire balance of goodwill for this division in the first quarter of fiscal 2003. This charge is reflected as a cumulative effect of a change in accounting principle in the accompanying Consolidated Statements of Operations.

CADMUS COMMUNICATIONS CORPORATION AND SUBSIDIARIES

MANAGEMENT’S DISCUSSION AND ANALYSIS (CONTINUED)

Earnings Per Share

Net income (loss) per share, assuming dilution, totaled $0.72 in fiscal 2004 and $(5.94) in fiscal 2003. In order to provide consistent comparisons of year-over-year results, the following reconciliation is provided which reflects the impact of the cumulative effect of a change in accounting principle for goodwill, debt refinancing expenses, and restructuring and other charges, net of taxes, on earnings per share for the fiscal years ended June 30, 2004 and 2003, respectively:

	2004	2003
Earnings per share, assuming dilution:
Net income (loss), as reported	$0.72	$(5.94)
Cumulative effect of a change in accounting principle	—	6.24
Debt refinancing expenses, net of taxes	0.59	—
Restructuring and other charges, net of taxes	0.03	0.87

Earnings per share assuming dilution, as adjusted	$1.34	$1.17

EBITDA

EBITDA for fiscal 2004 was $53.9 million compared to $51.7 million in fiscal 2003. The Company defines EBITDA as earnings before interest, taxes, depreciation, amortization and securitization costs. The Company also excludes the cumulative effect of a change in accounting principle, discontinued operations, debt refinancing expenses, and the impact of restructuring and other charges from the computation. The Company believes EBITDA is a useful measure of operating performance before the impact of investing and financing transactions, providing meaningful comparisons between companies’ earnings power and consistent comparisons of the Company’s performance. In order to provide consistent comparisons of year-over-year EBITDA, the following reconciliation is provided:

(Dollars in thousands)	2004	% of Sales	2003	% of Sales
Net income (loss), as reported	$6,652	1.5%	$(53,634)	(12.0)%
Cumulative effect of a change in accounting principle	—	—	56,301	12.6
Income taxes	4,124	0.9	2,410	0.5
Interest	14,192	3.2	14,602	3.3
Securitization costs	296	0.1	634	0.1
Depreciation	19,255	4.3	19,325	4.4
Amortization	654	0.1	—	—
Debt refinancing expenses	8,275	1.9	—	—
Restructuring and other charges	410	0.1	12,015	2.7

EBITDA	$53,858	12.1%	$51,653	11.6%

Comparison of Fiscal 2003 with Fiscal 2002

Net Sales

Net sales for fiscal 2003 were $446.9 million, compared to $447.3 million in fiscal 2002, essentially flat year over year. Within the Publisher Services segment, net sales totaled $388.5 million for fiscal 2003, compared to $395.4 million in the prior year, a decline of 2%. Growth in STM journal services was offset by declines in special interest magazines and books and directories due primarily to continued volume and pricing pressures caused by customer consolidation and industry overcapacity as well as softness in advertising within the special interest magazine division. Net sales for the Specialty Packaging segment were $58.4 million for fiscal 2003, compared to $51.9 million in fiscal 2002, an increase of 13%. The increase in net sales for this segment was attributable to new business wins, particularly in the health care market.

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

Operating Income

Operating income for fiscal 2003 was $20.7 million, compared to $27.4 million in fiscal 2002. Operating results for fiscal 2003 included $12.0 million in restructuring and other charges, while fiscal 2002 results included amortization expense of $4.7 million. In order to provide consistent comparisons of year-over-year operating results, the following reconciliation is provided:

(Dollars in thousands)	2003	% of Sales	2002	% of Sales
Operating income, as reported	$20,660	4.6%	$27,377	6.1%
Goodwill amortization expense	—	—	4,724	1.1
Restructuring and other charges	12,015	2.7	—	—

Operating income, as adjusted	$32,675	7.3%	$32,101	7.2%

Factors contributing to the increase in operating income, as adjusted, from fiscal 2002 were improved product mix, operating efficiencies, and offshore workflows within the Publisher Services segment offset by increases in sales, marketing and administrative expenses.

Interest and Other Expenses

Interest and securitization costs declined to $15.2 million in fiscal 2003, compared to $17.2 in fiscal 2002. The decrease in interest expense was due primarily to lower debt levels in fiscal 2003, lower year-over-year short-term interest rates, and the impact of the Company’s interest rate swap agreement.

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

(Dollars in thousands)	2003	% of Sales	2002	% of Sales
Income from continuing operations before
income taxes, as reported	$5,077	1.1%	$9,882	2.2%
Goodwill amortization expense	—	—	4,724	1.1
Restructuring and other charges	12,015	2.7	—	—

Income from continuing operations before income taxes, as adjusted	$17,092	3.8%	$14,606	3.3%

Income Taxes

The Company’s income tax expense on continuing operations for fiscal 2003 was at an effective tax rate of 47.5%, compared to an effective tax rate of 49.5% for fiscal 2002. For fiscal 2003, the amount of tax expense from continuing operations differs from the amount obtained by application of the statutory U.S. rates to income from continuing operations primarily due to the impact of state income taxes. For fiscal 2002, income tax expense differs from the amount obtained by application of the statutory U.S. rate due primarily to the impact of non-deductible goodwill amortization.

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

Effective July 1, 2002, the Company adopted SFAS No. 142, “Goodwill and Other Intangible Assets,” which requires companies to discontinue amortizing goodwill and to perform annual impairment tests. In completing the transitional impairment test required by SFAS No. 142, the Company tested the net goodwill balances attributable to each of its reporting units for indications of

CADMUS COMMUNICATIONS CORPORATION AND SUBSIDIARIES

MANAGEMENT’S DISCUSSION AND ANALYSIS (CONTINUED)

impairment by comparing the fair value of each reporting unit to its carrying value. Fair value was determined using discounted cash flow estimates for each reporting unit in accordance with the provisions of SFAS No. 142. Based on the initial impairment test as of July 1, 2002, the Company determined that goodwill related to its Specialty Publications division within the Publisher Services segment was impaired. The Specialty Publications division primarily serves customers in the special interest magazine market, which had been negatively impacted by the significant downturn in advertising spending (as a result of cost reduction initiatives undertaken by advertisers) resulting in fewer page counts and correspondingly lower net sales. In addition, due to excess capacity in the magazine printing industry, volume and pricing pressures also resulted in lower operating profits and cash flows. As a result, the discounted cash flow analysis for the Specialty Publications division produced a value that was lower than carrying value. Accordingly, the Company recorded an impairment charge of $56.3 million representing the entire balance of goodwill for this division in the first quarter of fiscal 2003. This charge is reflected as a cumulative effect of a change in accounting principle in the accompanying Consolidated Statements of Operations.

Discontinued Operations

The Company adopted SFAS No. 144, “Accounting for the Impairment or Disposal of Long-Lived Assets” in the third quarter of fiscal 2002 in connection with the sale of its Atlanta-based Creative Marketing division. As a result of its adoption of this statement, the Company has reclassified the results of its Creative Marketing operation as a discontinued operation for fiscal 2002 (see Application of Critical Accounting Policies and Estimates).

Earnings Per Share

Net income (loss) per share, assuming dilution, totaled $(5.94) in fiscal 2003 and $0.41 in fiscal 2002. In order to provide consistent comparisons of year-over-year results, the following reconciliation is provided which reflects the impact of the cumulative effect of a change in accounting principle for goodwill, discontinued operations, amortization expense, and restructuring and other charges, net of taxes, on earnings per share for the fiscal years ended June 30, 2003 and 2002:

	2003	2002
Earnings per share, assuming dilution:
Net income (loss), as reported	$(5.94)	$0.41
Cumulative effect of a change in accounting principle	6.24	—
Discontinued operations	—	0.14
Goodwill amortization expense	—	0.52
Restructuring and other charges, net of taxes	0.87	—

Earnings per share assuming dilution, as adjusted	$1.17	$1.07

EBITDA

EBITDA for fiscal 2003 was $51.7 million compared to $52.2 million in fiscal 2002. The Company defines EBITDA as earnings before interest, taxes, depreciation, amortization and securitization costs. The Company also excludes the cumulative effect of a change in accounting principle, discontinued operations, debt refinancing expenses, and the impact of restructuring and other charges from the computation. The Company believes EBITDA is a useful measure of operating performance before the impact of investing and financing transactions, providing meaningful comparisons between companies’ earnings power and consistent comparisons of the Company’s performance. In order to provide consistent comparisons of year-over-year EBITDA, the following reconciliation is provided:

(Dollars in thousands)	2003	% of Sales	2002	% of Sales
Net income (loss), as reported	$(53,634)	(12.0)%	$3,755	0.8%
Cumulative effect of a change in accounting principle	56,301	12.6	—	—
Discontinued operations	—	—	1,236	0.3
Income taxes	2,410	0.5	4,891	1.1
Interest	14,602	3.3	16,093	3.6
Securitization costs	634	0.1	1,110	0.2
Depreciation	19,325	4.4	20,399	4.6
Amortization	—	—	4,724	1.1
Restructuring and other charges	12,015	2.7	—	—

EBITDA	$51,653	11.6%	$52,208	11.7%

USE OF GAAP AND NON-GAAP MEASURES

In addition to results presented in accordance with generally accepted accounting principles (“GAAP”), the Company has included in this report the following non-GAAP financial measures: (1) “operating income” and “operating income margin” adjusted to exclude restructuring and other charges of $0.4 million and $12.0 million in fiscal years ended June 30, 2004 and 2003, respectively, and adjusted to add goodwill amortization expense of $4.7 million in fiscal year ended June 30, 2002, (2) “income from continuing operations before income taxes” adjusted in the same manner and for the same items as operating income, and to exclude the impact of the $8.3 million in debt refinancing expenses for the year ended June 30, 2004; (3) “earnings per share” adjusted to exclude restructuring and other charges in the same manner as operating income for fiscal years ended June 30, 2004 and 2003; to exclude the impact of the $8.3 million in debt refinancing expenses for the year ended June 30, 2004, and to exclude the impact in fiscal 2003 of the $56.3 million cumulative effect of a change in accounting principle, which was recorded upon the Company’s adoption of SFAS No. 142; to add the impact of the goodwill amortization expense described in operating income above and to exclude the impact of the loss from discontinued operations of $1.2 million for fiscal 2002, and (4) “EBITDA” and “EBITDA margin” as a percent of net sales with EBITDA being defined by the Company as earnings before interest, taxes, depreciation, amortization and securitization costs. The Company also excludes the cumulative effect of a change in accounting principle, discontinued operations, debt refinancing expenses, and the impact of restructuring and other charges from the computation of EBITDA. For each non-GAAP financial measure, the Company has presented the most directly comparable GAAP financial measure and has reconciled the non-GAAP financial measure with such comparable GAAP financial measure.

These non-GAAP financial measures provide useful information to investors to assist in understanding the underlying operational performance of the Company. Specifically, (1) the exclusion of restructuring and other charges permits comparisons of results for on-going business facilities under the current operating structure; (2) the exclusion of debt refinancing expenses incurred permits comparisons of results without the impact of infrequent refinancing actions; (3) the exclusion of goodwill amortization expense in fiscal 2002 provides consistent comparisons, as goodwill amortization expense is not recorded in fiscal 2003 upon adoption of SFAS No. 142, and year-over-year comparisons would be positively inflated without the adjustment, (4) the exclusion of the cumulative effect of a change in accounting principle permits comparisons without the impact of financial results driven solely by the adoption of new accounting pronouncements, (5) the exclusion of the impact of discontinued operations permits comparisons for continuing business operations; and (6) EBITDA and EBITDA margin as a percent of net sales are useful measures of operating performance before the impact of investing and financing transactions, providing meaningful comparisons between companies’ earnings power and consistent period-over-period comparisons of the Company’s performance. In addition, the Company uses these non-GAAP financial measures internally to measure its on-going business performance and in reports to bankers to permit monitoring of the Company’s ability to repay outstanding liabilities.

Liquidity and Capital Resources

Operating Activities

Net cash provided by operating activities for fiscal year 2004 totaled $31.3 million, compared to $32.1 million in fiscal 2003. This $0.8 million decrease was primarily attributable to an increase in contributions to the Company’s various defined benefit pension plans, accelerated payments to some of the Company’s larger vendors to take advantage of discounts and other working capital changes, partially offset by a $2.1 million decrease in restructuring payments. The Company does not anticipate having to contribute to its primary defined benefit pension plan in fiscal 2005, but does expect to contribute approximately $1.3 million to its other defined benefit pension plans in fiscal 2005.

Net cash provided by operating activities for fiscal year 2003 totaled $32.1 million, compared to $41.0 million in fiscal 2002. This $8.9 million decrease was primarily attributable to working capital changes and $5.6 million in contributions to the Company’s pension plan. The most significant working capital changes relate to timing of certain payments to the Company’s larger vendors and increases in inventory levels to satisfy demands of a new health care customer. The decrease in accounts receivable is primarily attributable to improved collection experience with customer accounts. The year-over-year decrease in net cash provided by operating activities was partially offset by a $0.6 million decrease in restructuring payments.

Investing Activities

Net cash used in investing activities was $13.7 million for fiscal year 2004, compared to $15.6 million in the prior year. Capital expenditures for fiscal year 2004 totaled $15.1 million compared to $15.6 million for 2003, and included investments primarily in software and product development for content management services, new business and operating systems, digital prepress equipment and building and equipment improvements. Proceeds from the sale of property, plant and equipment in fiscal 2004 totaled $1.4 million, and related primarily to the sale of presses at certain of the Company’s Virginia, North Carolina, and

CADMUS COMMUNICATIONS CORPORATION AND SUBSIDIARIES

MANAGEMENT’S DISCUSSION AND ANALYSIS (CONTINUED)

Pennsylvania locations, and the sale of the East Stroudsburg, Pennsylvania facility in the fourth quarter. The Company estimates that capital expenditures for fiscal 2005 will be approximately $15 million to $19 million.

Proceeds from the sale of property, plant and equipment in fiscal 2003 totaled $3.4 million, and related primarily to the sale of a Richmond facility and a press at the Company’s East Stroudsburg, Pennsylvania location. Also during fiscal 2003, the Company invested $3.1 million in a joint venture formed with Datamatics Technologies Limited, a leading business processing outsource service provider in India, and recorded additional set-up costs for the joint venture.

Proceeds from the sale of property, plant and equipment in fiscal 2002 totaled $3.7 million, and related primarily to the sale of a composition facility located in Akron, Pennsylvania, a press at the Company’s Charlotte facility, and a warehouse located in Lancaster, Pennsylvania. Net proceeds from divested operations totaled $1.5 million and related to the sale of the Company’s Atlanta-based Creative Marketing division.

Financing Activities

Net cash used in financing activities was $16.3 million for fiscal year 2004, compared to $17.2 million for fiscal year 2003. On January 28, 2004, the Company terminated its accounts receivable securitization program concurrently with the refinancing of its senior bank credit facility, resulting in an increase in borrowing under the senior bank credit facility to repurchase receivables previously sold. Effective January 28, 2004, the accounts receivable were no longer sold to the wholly-owned, bankruptcy-remote subsidiary or to an unrelated third-party purchaser. Therefore, the amount of reported accounts receivable and borrowings under the senior bank credit facility on the Consolidated Balance Sheets increased in fiscal 2004. Previously, the Company used the accounts receivable securitization program to fund some of its working capital requirements. At June 30, 2003, approximately $26.7 million of net accounts receivable had been sold by the Company’s wholly-owned, bankruptcy-remote subsidiary without recourse to an unrelated third-party purchaser under the securitization program. The sales were reflected in the Consolidated Balance Sheets as a reduction of accounts receivable with the proceeds used to repay a corresponding amount of borrowing under the Company’s senior bank credit facility.

On January 28, 2004, the Company refinanced its senior bank credit facility, which was to mature on March 31, 2004, and terminated its accounts receivable securitization program. The new senior bank credit facility provides for a $100 million revolving credit facility that will mature in January, 2008. The facility, with a group of seven banks, is secured by substantially all of the Company’s real, personal and mixed property, is jointly and severally guaranteed by each of the Company’s present and future significant subsidiaries, and is secured by a pledge of the capital stock of present and future significant subsidiaries. The senior bank credit facility contains certain covenants regarding total leverage, senior leverage, fixed charge coverage and net worth, and contains other restrictions, including limitations on additional borrowings, and the acquisition, disposition and securitization of assets.

Long-term debt at June 30, 2004, was $167.6 million, compared to $134.0 million at June 30, 2003. Additionally, the Company had $12.8 million in current maturities of long-term debt at June 30, 2003, scheduled to mature March 31, 2004. The Company utilized its cash provided by operations and proceeds from its senior bank credit facility to pay off its 11.5% subordinated promissory notes in the aggregate principal amount of $6.4 million, which were otherwise scheduled to mature in 2010, and to fund $1.8 million in dividend payments.

The Company also received $1.0 million in proceeds from the exercise of stock options in fiscal 2004.

Net cash used in financing activities was $17.2 million for fiscal year 2003. Cash provided by operating activities was used to pay down $12.5 million on the Company’s revolving credit facility and to fund $1.8 million in dividend payments. A higher subordinated interest in the Company’s accounts receivable securitization program in place at that time reflected changes in methods of calculating eligible receivables brought about by amendments to the securitization program and certain negative trends in the receivables aging during the year which have been a focus of management’s working capital initiatives. These factors contributed to a $2.9 million reduction in funding under the Company’s former receivables securitization program.

For the fiscal year ended June 30, 2002, the Company utilized cash provided by operations to pay down $23.7 million on the Company’s revolving credit facility, to pay off a $2.6 million mortgage on the Company’s Lancaster, Pennsylvania facility, and to fund $1.8 million in dividend payments. At June 30, 2002, there was a reduction of $8.5 million in funding under the Company’s receivables securitization program in place at that time. The Company also received $0.4 million in proceeds from the exercise of stock options.

The primary cash requirements of the Company are for debt service, capital expenditures, working capital, taxes, pension funding and dividends. The primary sources of liquidity are cash flow provided by operations and unused capacity under its senior bank credit facility. The future operating performance and the ability to service the Company’s debt depends on the ability to implement the business strategy and on general economic, financial, competitive, legislative, regulatory and other factors, many of which are beyond the control of the Company. The Company believes that these sources will provide sufficient liquidity and capital resources to meet its operating requirements for capital expenditures and working capital.

Market Risk

At June 30, 2004, the Company had three fixed-to-floating fair value interest rate swap agreements outstanding with a total notional amount of $40.0 million. These swaps were entered into to convert $40.0 million of the Company’s 8.375% senior subordinated notes due in 2014 to floating rate debt. The initial term of these swap agreements expires in 2014, and the counter-parties have an option to terminate the agreements beginning in June 2009. Under the swap agreements, the Company receives interest payments at a fixed rate of 8.375% and pays interest at a variable rate that is based on six-month LIBOR plus a spread. The six month LIBOR rate is reset each December 15 and June 15. These swap agreements are an effective hedge.

At June 30, 2003 and 2002, the Company had one fixed-to-floating fair value interest rate swap agreement outstanding with a notional amount of $35.0 million. This swap was entered into to convert $35.0 million of the Company’s 9.75% senior subordinated notes due in 2009 to floating rate debt. Under this swap agreement, the Company received interest payments at a fixed rate of 9.75% and paid interest at a variable rate that was based on six-month LIBOR plus a spread. The swap agreement was an effective hedge. This swap agreement was terminated in June 2004 at the time the Company’s 9.75% senior subordinated notes in the aggregate principal amount of $125.0 million were repaid, resulting in a benefit of $1.1 million which was recorded in debt refinancing expenses on the Consolidated Statements of Operations. In addition, in connection with repaying the 9.75% senior subordinated notes, the Company wrote-off prior deferred costs related to swap modifications of $0.9 million and the remaining unamortized gain from the termination of interest rate lock option agreements in 1999 of $0.3 million that was being amortized over the life of the 9.75% senior subordinated notes. Both of these items were also recorded as debt refinancing expenses on the Consolidated Statements of Operations.

The fair value of the Company’s interest rate swap agreements, based on a mark-to-market basis, was a $0.2 million liability and a $2.6 million asset at June 30, 2004 and June 30, 2003, respectively, which is recorded in the Consolidated Balance Sheets in other long term assets with an offset in long-term debt in accordance with SFAS No. 133, “Accounting for Derivative Instruments and Hedging Activities.”

The notional amount of each swap contract does not represent exposure to credit loss. In the event of default by the counter-parties, the risk, if any, is the cost of replacing the swap agreement at current market rates. The Company continually monitors its positions and the credit rating of its counterparties and limits the amount of agreements it enters into with any one party. Management does not anticipate nonperformance by the counterparties; however, if incurred, any such loss should be immaterial. Additional information on the hedging instruments is provided in Note 8 to the Consolidated Financial Statements.

If short-term interest rates were to be either higher or lower by one percentage point throughout fiscal 2005, and assuming the average amount outstanding under the Company’s senior bank credit facility were consistent with fiscal 2004 and that the average interest rate paid by the Company on the floating portion of its fair value interest rate swap agreement were to be either higher or lower by one percentage point throughout fiscal 2005, the Company’s interest expense and income before taxes would change by approximately $0.6 million.

Off Balance Sheet Items

In the normal course of business, the Company is a party to certain off-balance sheet arrangements including guarantees and indemnifications in connection with divested or sold operations and financial instruments with off-balance sheet risk, such as standby letters of credit and the accounts receivable securitization program until it was terminated in January 2004. Liabilities related to these arrangements are not reflected in the Company’s Consolidated Balance Sheets, and management does not expect any material adverse effects on its financial condition, results of operations or cash flows to result from these off-balance sheet arrangements.

The Company remains a guarantor on real estate lease obligations, totaling approximately $0.4 million annually through September 2009, for a facility in Atlanta, Georgia related to the Creative Marketing division, which was sold in the third quarter of fiscal 2002.

The Company maintains certain standby letters of credit to secure its obligations for workers’ compensation programs. At June 30, 2004, the Company had $2.3 million of standby letters of credit outstanding and had no claims against those letters of credit.

CADMUS COMMUNICATIONS CORPORATION AND SUBSIDIARIES

MANAGEMENT’S DISCUSSION AND ANALYSIS (CONTINUED)

Obligations and Commitments

The Company is a party to certain contractual obligations and commitments as summarized in the following table.

	Payments due by period
(In thousands)	Total	Less than 1 year	1 to 3 years	4 to 5 years	More than 5 years
Long-term debt obligations	$167,561	$—	$—	$42,800	$124,761
Operating lease obligations	37,045	6,718	10,991	7,294	12,042
Executive employment contracts	910	460	450	—	—
Unconditional purchase obligations	3,220	2,870	175	175	—
Other long-term liabilities	4,648	1,068	1,475	1,436	669

Total contractual obligations and commitments	$213,384	$11,116	$13,091	$51,705	$137,472

In addition, the Company is required to make certain minimum contributions to its defined benefit pension plans. The amount of any contributions will directly depend upon future changes in investment values, rates of returns, discount rates, plan benefits and design, and changes in regulatory or legislative rules covering such plans, among other factors. The Company’s board of directors voted to freeze the Cadmus defined benefit pension plan in fiscal 2003 in order to mitigate the volatility in pension expense and required cash contributions expected in future years. The Company does not anticipate having to contribute to its primary defined benefit pension plan in fiscal 2005, but does expect to contribute approximately $1.3 million to its other defined benefit pension plans in fiscal year 2005.

Statements contained in the previous discussion and throughout this report relating to Cadmus’ future prospects and performance are “forward-looking statements” that are subject to risks and uncertainties that could cause actual results to differ materially from those expressed or implied by such statements. Factors that could cause actual results to differ materially from management’s expectations include but are not limited to: (1) the overall economic environment, (2) the equity market performance and interest rate environment, which can impact our pension liability, (3) our ability to develop and market new capabilities and services to take advantage of technology changes in the publishing process, especially for scientific, technical and medical journals, (4) our ability to grow revenue and market share in the educational market, (5) significant price pressure in the markets in which we compete, (6) the loss of significant customers or the decrease in demand from customers, (7) our ability to continue to obtain improved efficiencies and lower production costs, (8) the financial condition and ability to pay of certain customers, (9) the impact of industry consolidation among key customers, and (10) our ability to operate effectively in markets outside of North America. Other risk factors are detailed from time to time in our other Securities and Exchange Commission filings. The information provided in this report is provided only as of the date of this report, and we undertake no obligation to update any forward-looking statements made herein.

Cadmus Communications Corporation and Subsidiaries

SELECTED QUARTERLY DATA (UNAUDITED)

2004 Quarters Ended (In thousands, except per share data)	Sept 30	Dec 31	Mar 31	June 30
Net sales	$106,909	$115,319	$113,619	$109,578
Operating income	7,087	8,801	9,072	8,935
Net income (loss)	2,100	3,070	3,536	(2,054)
Per share data:(1)
Net income (loss)	0.23	0.33	0.38	(0.22)
Cash dividends	0.05	0.05	0.05	0.05
Stock market price data:
High	$11.46	$13.38	$14.50	$15.86
Low	8.88	10.59	12.25	12.45
Close	11.27	13.00	13.36	14.75
Selected Non-GAAP Measures(2)
Operating income, as adjusted	$7,201	$8,788	$9,192	$9,124
Income, as adjusted	2,175	3,060	3,616	3,532
Income per share, as adjusted (1)	0.24	0.33	0.39	0.39
EBITDA(3)	12,094	13,660	14,070	14,034

2003 Quarters Ended	Sept 30	Dec 31	Mar 31	June 30
Net sales	$105,425	$113,696	$113,437	$114,361
Operating income (loss)	7,196	(621)	7,458	6,627
Income (loss) before cumulative effect of change in accounting principle	1,973	(3,182)	2,172	1,704
Cumulative effect of a change in accounting principle	(56,301)	—	—	—
Net income (loss)	(54,328)	(3,182)	2,172	1,704
Per share data:(1)
Income (loss) before cumulative effect of change in accounting principle	0.22	(0.35)	0.24	0.19
Cumulative effect of a change in accounting principle	(6.24)	—	—	—
Net income (loss)	(6.02)	(0.35)	0.24	0.19
Cash dividends	0.05	0.05	0.05	0.05
Stock market price data:
High	$11.44	$11.75	$11.97	$11.00
Low	8.07	8.38	7.04	7.57
Close	9.64	11.11	8.00	8.89
Selected Non-GAAP Measures(2)
Operating income, as adjusted	$7,196	$8,300	$8,588	$8,591
Income before cumulative effect of a change in accounting principle, as adjusted	1,973	2,705	2,918	3,001
Income per share, as adjusted(1)	0.22	0.30	0.32	0.33
EBITDA(3)	12,047	13,052	13,248	13,306

(1)	Per share data assumes dilution.

(2)	In addition to results presented in accordance with generally accepted accounting principles (“GAAP”), the Company has included certain non-GAAP financial measures to provide information to assist investors in understanding the underlying operational performance of the Company. Refer to the “Selected Quarterly Data –Reconciliation of GAAP to Non-GAAP Measures” which follows this table for additional information on these measures.

(3)	Earnings before interest, taxes, depreciation, amortization and securitization costs. The Company also excludes the cumulative effect of a change in accounting principle, discontinued operations, debt refinancing expenses, and the impact of restructuring and other charges from the computation of EBITDA.

Cadmus Communications Corporation and Subsidiaries

SELECTED QUARTERLY DATA – RECONCILIATION OF GAAP TO NON-GAAP MEASURES (UNAUDITED)

In addition to results presented in accordance with generally accepted accounting principles (“GAAP”), the Company has included certain non-GAAP financial measures to provide information to assist investors in understanding the underlying operational performance of the Company. Refer to the Use of GAAP and Non-GAAP Measures section of Management’s Discussion and Analysis for additional information on these measures.

SELECTED NON-GAAP MEASURES (In thousands, except per share data)
2004 Quarters Ended	Sept 30	Dec 31	Mar 31	June 30
Operating income, as reported	$7,087	$8,801	$9,072	$8,935
Restructuring and other charges	114	(13)	120	189

Operating income, as adjusted	$7,201	$8,788	$9,192	$9,124

Net income (loss), as reported	$2,100	$3,070	$3,536	$(2,054)
Income tax expense (benefit)	1,381	1,880	1,704	(841)
Debt refinancing expenses	—	—	—	8,275
Restructuring and other charges	114	(13)	120	189

Income before income taxes, as adjusted	3,595	4,937	5,360	5,569
Income tax expense, as adjusted	1,420	1,877	1,744	2,037

Income, as adjusted	$2,175	$3,060	$3,616	$3,532

Net income (loss) per share, as reported(1)	$0.23	$0.33	$0.38	$(0.22)
Debt refinancing expenses, net of taxes	—	—	—	0.60
Restructuring and other charges, net of taxes	0.01	—	0.01	0.01

Income per share, as adjusted	$0.24	$0.33	$0.39	$0.39

Net income (loss), as reported	$2,100	$3,070	$3,536	$(2,054)
Income tax expense (benefit)	1,381	1,880	1,704	(841)
Interest	3,443	3,608	3,649	3,492
Securitization costs	121	134	41	—
Depreciation	4,772	4,817	4,857	4,809
Amortization	163	164	163	164
Debt refinancing expenses	—	—	—	8,275
Restructuring and other charges	114	(13)	120	189

EBITDA(2)	$12,094	$13,660	$14,070	$14,034

2003 Quarters Ended	Sept 30	Dec 31	Mar 31	June 30
Operating income (loss), as reported	$7,196	$(621)	$7,458	$6,627
Restructuring and other charges	—	8,921	1,130	1,964

Operating income, as adjusted	$7,196	$8,300	$8,588	$8,591

Income (loss) before cumulative effect of a change in accounting principle, as reported	$1,973	$(3,182)	$2,172	$1,704
Income tax expense (benefit)	1,210	(1,376)	1,405	1,171
Restructuring and other charges	—	8,921	1,130	1,964

Income before cumulative effect of a change in accounting principle, as adjusted	3,183	4,363	4,707	4,839
Income tax expense, as adjusted	1,210	1,658	1,789	1,838

Income before cumulative effect of a change in accounting principle, as adjusted	$1,973	$2,705	$2,918	$3,001

Net income (loss) per share, as reported(1)	$(6.02)	$(0.35)	$0.24	$0.19
Cumulative effect of change in accounting principle	6.24	—	—	—
Restructuring and other charges, net of taxes	—	0.65	0.08	0.14

Income per share, as adjusted	$0.22	$0.30	$0.32	$0.33

Net income (loss), as reported	$(54,328)	$(3,182)	$2,172	$1,704
Cumulative effect of a change in accounting principle	56,301	—	—	—
Income tax expense (benefit)	1,210	(1,376)	1,405	1,171
Interest	3,763	3,692	3,617	3,530
Securitization costs	188	176	131	139
Depreciation	4,913	4,821	4,793	4,798
Restructuring and other charges	—	8,921	1,130	1,964

EBITDA(2)	$12,047	$13,052	$13,248	$13,306

(1)	Per share data assumes dilution.

(2)	Earnings before interest, taxes, depreciation, amortization and securitization costs. The Company also excludes the cumulative effect of a change in accounting principle, discontinued operations, debt refinancing expenses and the impact of restructuring and other charges from the computation of EBITDA.

Cadmus Communications Corporation and Subsidiaries

CONSOLIDATED STATEMENTS OF OPERATIONS

	Years Ended June 30,
(In thousands, except per share data)	2004	2003	2002
Net sales	$445,425	$446,919	$447,279

Operating expenses:
Cost of sales	363,641	362,801	365,873
Selling and administrative	47,479	51,443	54,029
Restructuring and other charges	410	12,015	—

	411,530	426,259	419,902

Operating income	33,895	20,660	27,377

Interest and other expenses:
Interest	14,192	14,602	16,093
Debt refinancing expenses	8,275	—	—
Securitization costs	296	634	1,110
Other, net	356	347	292

	23,119	15,583	17,495

Income from continuing operations before income taxes and cumulative effect of a change in accounting principle	10,776	5,077	9,882
Income tax expense	4,124	2,410	4,891

Income from continuing operations before cumulative effect of a change in accounting principle	6,652	2,667	4,991
Loss from discontinued operations, net of $40 in income taxes	—	—	(1,236)
Cumulative effect of a change in accounting principle	—	(56,301)	—

Net income (loss)	$6,652	$(53,634)	$3,755

Earnings per share - basic:
Income from continuing operations	$0.73	$0.30	$0.56
Loss from discontinued operations	—	—	(0.14)
Cumulative effect of change in accounting principle	—	(6.25)	—

Net income (loss)	$0.73	$(5.95)	$0.42

Weighted-average common shares outstanding	9,093	9,012	8,962

Earnings per share - diluted:
Income from continuing operations	$0.72	$0.30	$0.55
Loss from discontinued operations	—	—	(0.14)
Cumulative effect of change in accounting principle	—	(6.24)	—

Net income (loss)	0.72	$(5.94)	$0.41

Weighted-average common shares outstanding, assuming dilution	$9,251	9,028	9,049

See accompanying Notes to Consolidated Financial Statements

Cadmus Communications Corporation and Subsidiaries

CONSOLIDATED BALANCE SHEETS

	At June 30,
(In thousands, except share data)	2004	2003
ASSETS
Current assets:
Cash and cash equivalents	$1,899	$566
Accounts receivable, less allowance for doubtful accounts ($1,712 in 2004 and $2,089 in 2003)	52,687	30,123
Inventories	21,510	22,347
Deferred income taxes	2,303	1,981
Prepaid expenses and other	5,503	6,947

Total current assets	83,902	61,964

Property, plant and equipment, net	103,103	107,853
Assets held for sale	—	842
Goodwill	109,884	109,884
Other intangibles, net	3,943	4,871
Other assets	19,858	19,512

TOTAL ASSETS	$320,690	$304,926

LIABILITIES AND SHAREHOLDERS’ EQUITY
Current liabilities:
Current maturities of long-term debt	$—	$12,800
Accounts payable	30,631	33,681
Accrued expenses and other current liabilities	23,090	31,255
Restructuring reserve	—	1,110

Total current liabilities	53,721	78,846

Long-term debt, less current maturities	167,561	134,005
Long-term pension liability	21,183	36,855
Other long-term liabilities	26,964	22,812

Total liabilities	269,429	272,518

Shareholders’ equity:
Common stock ($0.50 par value; authorized shares-16,000,000; issued and outstanding shares - 9,154,374 in 2004 and 9,049,592 in 2003)	4,577	4,525
Capital in excess of par value	69,362	68,342
Unearned compensation	(306)	(514)
Accumulated deficit	(10,325)	(15,157)
Accumulated other comprehensive loss	(12,047)	(24,788)

Total shareholders’ equity	51,261	32,408

TOTAL LIABILITIES AND SHAREHOLDERS’ EQUITY	$320,690	$304,926

See accompanying Notes to Consolidated Financial Statements

Cadmus Communications Corporation and Subsidiaries

CONSOLIDATED STATEMENTS OF CASH FLOWS

	Years Ended June 30,
(In thousands)	2004	2003	2002
OPERATING ACTIVITIES
Net income (loss)	$6,652	$(53,634)	$3,755
Adjustments to reconcile net income (loss) to net cash provided by operating activities:
Depreciation and amortization	19,909	19,325	25,282
Restructuring and other charges	410	12,015	—
Loss on disposal of discontinued operations	—	—	1,205
Debt refinancing costs	8,275	—	—
Cumulative effect of change in accounting principle	—	56,301	—
Other, net	1,853	3,808	2,153

	37,099	37,815	32,395

Changes in operating assets and liabilities:
Accounts receivable, excluding effects of securitization	4,140	7,524	3,695
Inventories	837	(2,815)	2,861
Accounts payable and accrued expenses	(3,429)	1,462	7,135
Restructuring payments	(1,458)	(3,532)	(4,110)
Other current assets	1,444	(2,161)	1,091
Contributions to defined pension plans	(9,025)	(5,626)	(2,053)
Other, net	1,728	(559)	23

	(5,763)	(5,707)	8,642

Net cash provided by operating activities	31,336	32,108	41,037

INVESTING ACTIVITIES
Purchases of property, plant and equipment	(15,136)	(15,636)	(12,017)
Proceeds from sales of property, plant and equipment	1,404	3,397	3,696
Investment in joint venture	—	(3,349)	—
Net proceeds from sale of divested businesses	—	—	1,500

Net cash used in investing activities	(13,732)	(15,588)	(6,821)

FINANCING ACTIVITIES
Net proceeds from (payments on) receivables securitization program	1,066	(2,890)	(8,453)
Termination of receivables securitization program	(27,724)	—	—
Repayment of long-term borrowings	(6,415)	—	(2,572)
Proceeds from (repayment of) long-term revolving credit facility	30,000	(12,500)	(23,700)
Redemption of 9.75% senior subordinated notes	(125,000)	—	—
Issuance of 8.375% senior subordinated notes	125,000	—	—
Payment of tender premium offer	(6,767)	—	—
Debt issuance costs	(5,636)	—	—
Dividends paid	(1,820)	(1,805)	(1,792)
Proceeds from exercise of stock options	1,025	45	367

Net cash used in financing activities	(16,271)	(17,150)	(36,150)

Increase (decrease) in cash and cash equivalents	1,333	(630)	(1,934)
Cash and cash equivalents at beginning of year	566	1,196	3,130

Cash and cash equivalents at end of year	$1,899	$566	$1,196

See accompanying Notes to Consolidated Financial Statements

Cadmus Communications Corporation and Subsidiaries

CONSOLIDATED STATEMENTS OF SHAREHOLDERS’ EQUITY

	Common Stock		Capital in Excess of Par Value	Unearned Compensation	Retained Earnings (Accumulated Deficit)	Accumulated Other Comprehensive Loss	Total
(In thousands)	Shares	Par Value
Balance at June 30, 2001	8,938	$4,469	$67,363	$—	$38,319	$(593)	$109,558
Net income	—	—	—	—	3,755	—	3,755
Change in minimum pension liability, net of $266 in deferred taxes	—	—	—	—	—	(399)	(399)

Comprehensive income							3,356

Cash dividends - $0.20 per share	—	—	—	—	(1,792)	—	(1,792)
Shares issued upon exercise of stock options	39	20	347	—	—	—	367
Restricted stock award	15	7	95	(77)	—	—	25

Balance at June 30, 2002	8,992	4,496	67,805	(77)	40,282	(992)	111,514
Net loss	—	—	—	—	(53,634)	—	(53,634)
Change in minimum pension liability, net of $12,448 in deferred taxes	—	—	—	—	—	(23,796)	(23,796)

Comprehensive loss							(77,430)

Cash dividends - $0.20 per share	—	—	—	—	(1,805)	—	(1,805)
Shares issued upon exercise of stock options	5	2	43	—	—	—	45
Restricted stock awards	53	27	494	(437)	—	—	84

Balance at June 30, 2003	9,050	4,525	68,342	(514)	(15,157)	(24,788)	32,408
Net income	—	—	—	—	6,652	—	6,652
Change in minimum pension liability, net of $6,614 in deferred taxes	—	—	—	—	—	12,741	12,741

Comprehensive income							19,393

Cash dividends - $0.20 per share	—	—	—	—	(1,820)	—	(1,820)
Shares issued upon exercise of stock options	104	52	1,020	—	—	—	1,072
Amortization of unearned compensation	—	—	—	208	—	—	208

Balance at June 30, 2004	9,154	$4,577	$69,362	$(306)	$(10,325)	$(12,047)	$51,261

See accompanying Notes to Consolidated Financial Statements

Cadmus Communications Corporation and Subsidiaries

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

1. SIGNIFICANT ACCOUNTING POLICIES

Basis of Consolidation. The consolidated financial statements include the accounts and operations of Cadmus Communications Corporation and Subsidiaries (the “Company” or “Cadmus”), a Virginia corporation. All significant intercompany accounts and transactions have been eliminated in consolidation.

Nature of Operations. Headquartered in Richmond, Virginia, Cadmus provides end-to-end integrated graphic communications services to professional publishers, not-for-profit societies and corporations. Cadmus is the world’s largest provider of content management and production services to scientific, technical and medical (“STM”) journal publishers, the fourth largest periodicals printer in North America, and a leading provider of specialty packaging and promotional printing services. The Company has organized its operations in two primary segments, Publisher Services and Specialty Packaging. The Publisher Services segment provides a full range of customized content processing, production and distribution services for the STM, educational and special interest magazine markets. The Company’s Specialty Packaging segment provides high quality package design, engineering, production and fulfillment services to healthcare, consumer products and telecommunications corporations.

Cash and Cash Equivalents. Cash and cash equivalents include all cash balances and highly liquid investments with an original maturity of three months or less.

Revenue Recognition. The Company recognizes revenue when service projects are completed or products are shipped.

Discontinued Operations. In August 2001, the Financial Accounting Standards Board (“FASB”) issued Statement of Financial Accounting Standards (“SFAS”) No. 144, “Accounting for the Impairment or Disposal of Long-Lived Assets” which addresses the financial accounting and reporting for the impairment or disposal of long-lived assets. This statement is effective for fiscal years beginning after December 15, 2001, and interim periods within those fiscal years. The Company early adopted SFAS No. 144 in the third quarter of fiscal 2002. In the third quarter of fiscal 2002, the Company recorded a $1.2 million loss, net of taxes, in connection with the sale of its Atlanta-based Creative Marketing division. The Company has reported the sale as a discontinued operation for fiscal 2002.

Inventories. Inventories are valued at the lower of cost, as determined using the first-in, first-out method, or market.

Allowance for Doubtful Accounts. Cadmus’ policy with respect to its trade and notes receivable is to maintain an adequate allowance or reserve for doubtful accounts for estimated losses from the inability of its customers or noteholders to make required payments. The Company’s process to estimate the collectibility of its trade accounts receivable balances consists of two steps. First, the Company evaluates specific accounts for which it has information that the customer may have an inability to meet its financial obligations (e.g., bankruptcy). In these cases, the Company uses its judgment, based on available facts and circumstances, and records a specific allowance for that customer against the receivable to reflect the amount it expects to ultimately collect. Second, the Company establishes an additional reserve for all customers based on a range of percentages applied to aging categories, based on management’s best estimate. The Company periodically evaluates the adequacy of its reserves on notes receivable based on the available facts and circumstances at the time. If the financial condition of Cadmus’ customers or noteholders were to deteriorate and result in an impairment of their ability to make payments, additional allowances could be required.

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

Cadmus Communications Corporation and Subsidiaries

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

Goodwill and Other Intangibles. Through fiscal 2002, the Company amortized costs in excess of fair value of net assets of businesses acquired (goodwill) using the straight-line method over a period not to exceed 40 years. Accordingly, recoverability was reviewed if events or changes in circumstances indicated that the carrying amount might not be recovered. Recoverability was determined by comparing the undiscounted net cash flows of the assets to which the goodwill applied to the net book value, including goodwill, of those assets. Upon adoption of SFAS No. 142, “Goodwill and Other Intangible Assets” effective July 1, 2002, the Company evaluated the remaining balance of its goodwill by reporting unit using estimated discounted cash flows to determine fair value. This evaluation will occur annually (see Note 6).

As discussed in Note 3, the Company entered into a joint venture agreement with Datamatics Technologies Limited (“Datamatics”) on June 30, 2003, resulting in intangible assets of $3.3 million at June 30, 2003. The intangible assets are amortized using the straight-line method over a five year period. Accumulated amortization was $0.7 million at June 30, 2004. Annual amortization expense for these assets is expected to be approximately $0.7 million per year. Other intangibles totaling $1.3 million and $1.5 million for fiscal years ended June 30, 2004 and 2003, respectively, relate to assets recognized in connection with the Company’s adjustment of its minimum pension liability (see Note 11).

When indicators of impairment are present, management evaluates the recoverability of finite-lived intangible assets by reviewing current and projected undiscounted cash flows of such assets.

Earnings Per Share. Basic earnings per share is computed on the basis of weighted-average common shares outstanding. Diluted earnings per share is computed on the basis of weighted-average common shares outstanding plus common shares contingently issuable upon the exercise of dilutive stock options. Incremental shares for dilutive stock options, computed under the treasury stock method, totaled 157,000, 16,000, and 87,000 in fiscal 2004, 2003, and 2002, respectively.

Use of Estimates. The preparation of financial statements in conformity with generally accepted accounting principles in the United States requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates.

Income Taxes. In accordance with SFAS No. 109, the Company recognizes deferred tax liabilities and assets for the expected future tax consequences of temporary differences between the financial reporting and tax bases of assets and liabilities.

Stock-Based Compensation. Prior to fiscal 2004, the Company accounted for stock compensation under the recognition and measurement provisions of APB Opinion No. 25, “Accounting for Stock Issued to Employees” and related interpretations. The Company did not recognize any stock compensation expense for the years ended June 30, 2003 and 2002. The Company adopted the fair value recognition provisions of SFAS No. 123, “Accounting for Stock-Based Compensation” during the fourth quarter of fiscal 2004. The provisions of the statement were retroactively effective as of July 1, 2003. The Company selected the prospective method of adoption described in SFAS No. 148, “Accounting for Stock-Based Compensation – Transition and Disclosure.” This method requires recognition of compensation expense based on the fair value at the date of grant for awards issued after the date of adoption.

The Company did not grant or modify any stock awards in fiscal 2004. As a result, no stock-based compensation was recognized in fiscal 2004 pursuant to the prospective method of adoption under SFAS No. 148.

Options issued in fiscal years 2003 and 2002 under the 1990 Long Term Incentive Stock Plan generally become exercisable over a period of 3 years with earlier vesting if the Company’s performance exceeds specific standards. Under the performance criteria, vesting for a year’s grants normally is accelerated if the Company’s cumulative total return reported in its annual proxy statement as of the end of any fiscal year beginning after the award date exceeds its peer group’s cumulative total return for the same period. Variations in the specifics of the vesting and performance dates occur in some grants depending on the circumstances and the time of year at which the grant is made. In fiscal 2004, the Company’s cumulative total return exceeded its peer group’s cumulative total return for the five years ended June 30, 2004. As a result, all options under this Plan vested as of July 1, 2004. Stock-based employee compensation expense for these options that were issued prior to the Company’s adoption of SFAS No. 123 is included in the pro forma income for fiscal year 2004 in the table below.

The following table illustrates the effect on net income and earnings per share as if the fair value method had been applied to all outstanding and unvested awards in each period:

(In thousands, except per share amounts)	2004	2003	2002
Net income (loss), as reported	$6,652	$(53,634)	$3,755
Deduct: total stock-based employee compensation expense determined under fair value method of all awards, net of related tax effects	(1,099)	(536)	(567)

Pro forma net income (loss)	$5,553	$(54,170)	$3,188

Earnings (loss) per common share - basic
As reported	$0.73	$(5.95)	$0.42
Pro forma	$0.61	$(6.01)	$0.36
Earnings (loss) per common share - diluted
As reported	$0.72	$(5.94)	$0.41
Pro forma	$0.60	$(6.00)	$0.35

The 1990 Long Term Incentive Stock plan expired in June 2003, and as a result, no stock options were granted during fiscal year 2004. The fair value of each stock option granted during fiscal years 2003 and 2002 is estimated on the date of grant using the Black-Scholes option pricing model with the following weighted-average assumptions:

	2003	2002
Assumptions:
Risk-free interest rate	5.22%	5.67%
Dividend yield	1.91%	1.80%
Volatility factor	.3726	.3782
Expected life	8 years	8 years

Reclassifications. Certain previously reported amounts have been reclassified to conform to the current-year presentation.

2. RESTRUCTURING AND OTHER CHARGES

In June 2002, the FASB issued SFAS No. 146, “Accounting for Costs Associated with Exit or Disposal Activities,” which requires that a liability for a cost associated with an exit or disposal activity be recognized and measured initially at its fair value in the period in which the liability is incurred, and provides for expanded financial statement disclosures. The Company adopted SFAS No. 146 in the second quarter of fiscal 2003. As such, the fiscal 2004 restructuring and other charges have been accounted for in accordance with the provisions of SFAS No. 146, and the related disclosures have been expanded.

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

Cadmus Communications Corporation and Subsidiaries

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

A summary of the restructuring and other charges, and activities against these charges follows:

(In thousands)	Loss on Disposal of Assets	Employee Severance Costs	Other Exit Costs	Total
June 30, 2002 Accrual	$—	$451	$676	$1,127
FY 2003 provision	7,831	2,363	1,152	11,346
Costs incurred	(7,831)	(1,979)	(1,553)	(11,363)

June 30, 2003 Accrual	—	835	275	1,110
FY 2004 provision	62	(4)	352	410
Costs incurred	(62)	(831)	(627)	(1,520)

June 30, 2004 Accrual	$—	$—	$—	$—

Fiscal 2003 Restructuring and other charges:

Loss on impairment or disposal of assets for fiscal 2003 totaled $7.8 million and included a $6.2 million loss on assets to be disposed of primarily due to the closure of the East Stroudsburg, Pennsylvania facility and a $1.6 million loss on impairment of assets related to a former operating facility in Richmond, Virginia, which has been sold. Write-downs were measured by the difference between the fair value of the assets, as determined by appraisal or best current market value information available, and the net book value of the asset. The East Stroudsburg, Pennsylvania facility was sold in the fourth quarter of fiscal 2004.

One-time employee severance costs totaled $2.4 million and related to approximately 190 associates whose positions were eliminated as a result of the closure of the East Stroudsburg facility and Easton reprint operations and changes in the operating and management structure of the Company. As of June 30, 2004, all of these associates had been terminated and severance payments totaled $2.4 million. In addition, the Company recorded a pension curtailment charge of $0.7 million for fiscal 2003.

Other exit costs totaled $0.4 million and $1.2 million for fiscal 2004 and 2003, respectively.

Fiscal 2003 restructuring actions are complete.

3. ACQUISITIONS AND DIVESTITURES

2003 Acquisitions. On June 30, 2003, the Company entered into a joint venture agreement with Datamatics Technologies Limited (“Datamatics”), a leading business processing outsource service provider in India, resulting in the formation of KnowledgeWorks Global Limited (“KGL”). KGL provides a full range of content processing, content management and related services to STM publishers and other organizations around the world. Pursuant to the terms of the agreement, the Company invested $3.1 million in the KGL joint venture. The Company has an 80% ownership interest in the joint venture, and Datamatics has the remaining 20% ownership interest. As a result of the Company’s controlling interest, the Company has consolidated KGL’s balance sheet and results of operations for reporting purposes.

Pursuant to the joint venture agreement, the Company has granted Datamatics a put option, and Datamatics has granted the Company a call option, for the Company to purchase all equity shares of KGL owned by Datamatics and its affiliates. The options are exercisable on June 30, 2006 and each June 30 thereafter. The exercise of the call option by the Company or the put option by Datamatics is conditional upon obtaining all necessary governmental approvals.

2002 Divestitures. On January 24, 2002, the Company sold its Atlanta-based Cadmus Creative Marketing division to a strategic consultancy firm headquartered in Richmond, Virginia. In connection with the sale, the Company reported a $1.2 million loss on the sale of discontinued operations, net of taxes (see Note 1).

4. INVENTORIES

Inventories as of June 30, 2004 and 2003, consisted of the following:

(In thousands)	2004	2003
Raw materials and supplies	$8,641	$10,242
Work in process	10,568	9,431
Finished goods	2,301	2,674

Inventories	$21,510	$22,347

5. PROPERTY, PLANT, AND EQUIPMENT

Property, plant, and equipment as of June 30, 2004 and 2003, consisted of the following:

(In thousands)	2004	2003
Land and improvements	$5,822	$5,822
Buildings and improvements	50,949	49,868
Machinery, equipment and fixtures	198,213	190,995

Total property, plant and equipment	254,984	246,685
Less: Accumulated depreciation	151,881	138,832

Property, plant and equipment, net	$103,103	$107,853

As of June 30, 2004 and 2003, the Company had granted liens on and security interests in substantially all of the Company's real, personal, and mixed property in connection with its senior bank credit facility (see Note 8).

The Company leases office, production, storage space, and equipment under various noncancelable operating leases. A number of leases contain renewal options and some contain purchase options. Certain leases require the Company to pay utilities, taxes, and other operating expenses. Future minimum rental payments required under operating leases that have initial or remaining noncancelable lease terms in excess of one year as of June 30, 2004 are as follows: 2005 - $6.7 million; 2006 - $5.8 million; 2007 -$5.2 million; 2008 - $3.8 million; 2009 - $3.5 million; and thereafter - $12.0 million.

Total rental expense charged to operations was $8.0 million, $7.1 million, and $6.6 million, in fiscal 2004, 2003, and 2002, respectively. Substantially all such rental expense represented the minimum rental payments under operating leases.

Depreciation expense was $19.3 million, $19.3 million and $20.4 million for fiscal 2004, 2003, and 2002, respectively. Commitments outstanding for capital expenditures at June 30, 2004 totaled $3.2 million.

Assets Held for Sale. Property, plant, and equipment classified as assets held for sale generally represent property that is under contract for sale and is expected to close within the next twelve months. The Company had no assets held for sale at June 30, 2004. Assets held for sale at June 30, 2003 included land, building and equipment totaling $0.8 million related to the closure of the Company’s East Stroudsburg, Pennsylvania facility and the Easton, Pennsylvania reprint department (see Note 2). The Company’s East Stroudsburg, Pennsylvania facility was sold in the fourth quarter of fiscal 2004.

6. GOODWILL

Effective July 1, 2002, the Company adopted SFAS No. 142, “Goodwill and Other Intangible Assets,” which requires companies to discontinue amortizing goodwill and to perform annual impairment tests. In completing the transitional impairment test required by SFAS No. 142, the Company tested the net goodwill balances attributable to each of its reporting units for indications of impairment by comparing the fair value of each reporting unit to its carrying value. Fair value was determined using discounted cash flow estimates for each reporting unit in accordance with the provisions of SFAS No. 142. The preparation of such discounted cash flow estimates requires significant management judgment with respect to operating profit, growth rates, appropriate discount rates and residual values. Based on the initial impairment test as of July 1, 2002, the Company determined that goodwill related to its Specialty Publications division within the Publisher Services segment was impaired. The Specialty Publications division primarily serves customers in the special interest magazine market, which had been negatively impacted by the significant downturn in advertising spending (as a result of cost reduction initiatives undertaken by advertisers) resulting in fewer page counts and correspondingly lower net sales. In addition, due to excess capacity in the magazine printing industry, volume and pricing pressures also resulted in lower operating profits and cash flows. As a result, the discounted cash flow analysis for the Specialty Publications division produced a value that was lower than carrying value. Accordingly, the Company recorded an impairment charge of $56.3 million representing the entire balance of goodwill for this division in the first quarter of fiscal 2003. This charge is reflected as a cumulative effect of a change in accounting principle in the accompanying Consolidated Statements of Operations.

The Company completed its annual impairment test for fiscal 2004 as of April 1, 2004 in a manner consistent with its initial impairment test. As a result of the annual impairment test performed as of April 1, 2004, there were no indications of impairment, and no adjustments to the carrying amount of goodwill were required. The total balance of goodwill as of June 30, 2004 relates to the Company’s Publisher Services segment.

Cadmus Communications Corporation and Subsidiaries

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

The following summary presents the Company’s consolidated net income and diluted earnings per share for the fiscal year ended June 30, 2004, and its pro forma consolidated adjusted net income (loss) and diluted earnings (loss) per share for the fiscal years ended June 30, 2003, and 2002, as if SFAS No. 142’s amortization provisions had been in effect for the fiscal years presented:

	2004		2003		2002 (pro-forma)
(In thousands, except per share amounts)	Total	Per Share	Total	Per Share	Total	Per Share
Reported income from continuing operations before cumulative effect of a change in accounting principle for goodwill	$6,652	$0.72	$2,667	$0.30	$4,991	$0.55
Add back: goodwill amortization	—	—	—	—	4,724	0.52

Adjusted income from continuing operations before cumulative effect of a change in accounting principle for goodwill	6,652	0.72	2,667	0.30	9,715	1.07
(Loss) from discontinued operations	—	—	—	—	(1,236)	(0.14)
Cumulative effect of a change in accounting principle for goodwill	—	—	(56,301)	(6.24)	—	—

Adjusted net income (loss)	$6,652	$0.72	$(53,634)	$(5.94)	$8,479	$0.93

7. OTHER BALANCE SHEET INFORMATION

Other assets consisted primarily of deferred loan costs, deferred taxes and investments in unconsolidated subsidiaries.

Accrued expenses and other current liabilities totaled $23.1 million and $31.3 million, and included $16.8 million and $14.7 million in accrued compensation and other benefits expense at June 30, 2004 and 2003, respectively. Additionally, accrued expenses at June 30, 2003 included $8.0 million related to the Company’s expected contribution to its primary defined benefit pension plan in fiscal 2003.

Other long-term liabilities consisted primarily of other post retirement benefits and amounts recorded under deferred compensation arrangements with certain executive officers and other associates.

8. DEBT

Long-term debt at June 30, 2004 and 2003 consisted of the following:

(In thousands)	2004	2003
Senior Bank Credit Facility:
Revolving credit facility, weighted-average interest rate of 4.19%	$42,800	$12,800
8.375% Senior Subordinated Notes, due 2014	125,000	—
9.75% Senior Subordinated Notes, due 2009	—	125,000
11.5% Subordinated Promissory Notes, due 2010	—	6,415
Fair market value of interest rate swap agreements	(239)	2,590

Total debt	167,561	146,805
Less: Current maturities of long-term debt	—	12,800

Long-term debt	$167,561	$134,005

Senior Bank Credit Facility. On January 28, 2004, the Company entered into a $100.0 million revolving senior bank credit facility, which will mature in January 2008, to replace its $78.0 million revolving bank facility, which was to mature on March 31, 2004, and also terminated its accounts receivable securitization program (see Note 9). The senior bank credit facility, with a group of seven banks, is secured by substantially all of the Company’s real, personal and mixed property, is jointly and severally guaranteed by each of the Company’s present and future significant subsidiaries, and is secured by a pledge of the capital stock of present and future significant subsidiaries.

A summary of the interest rate spreads and commitment fees for the senior bank credit facility follows:

Interest Rate Spreads:
LIBOR Loans	2.250	% -3.000%
Prime Rate Loans	1.000	% -1.750%
Commitment Fee Rate	0.375	% -0.625%

Applicable interest rate spreads and commitment fees paid by the Company will fluctuate, within the ranges above, based upon the Company’s performance as measured by the total leverage ratio. Interest rates under the senior bank credit facility are a function of either LIBOR or prime rate. At June 30, 2004, the interest rates on the Company’s borrowings under its senior bank credit facility ranged from 3.86% to 5.75%. These interest rates are based on spreads of 2.75% for LIBOR loans and 1.50% for prime rate loans. The senior bank credit facility requires the Company to pay unused commitment fees with respect to the revolving credit facility based on the total leverage ratio, such fee was 0.500% at June 30, 2004.

The senior bank credit facility contains certain covenants regarding total leverage, senior leverage, fixed charge coverage and net worth, and contains other restrictions, including limitations on additional borrowings, and the acquisition, disposition and securitization of assets. The Company’s ability to pay dividends is governed by the fixed charge coverage ratio. At June 30, 2004, the Company’s fixed charge coverage ratio was 1.75 to 1.0, compared to a covenant that the ratio must exceed 1.10 to 1.0; therefore, the Company had sufficient coverage to pay expected dividends. The Company was in compliance with all covenants under this facility at June 30, 2004.

The expenses related to the issuance of debt are capitalized and amortized to interest expense over the lives of the related debt. In June 2002, as a result of amending its former senior bank credit facility, the Company wrote off a pro-rata portion of its deferred financing costs, in the amount of approximately $0.3 million before income taxes, associated with reducing the total commitment under the senior bank credit facility. The write-off was included in interest expense in the Consolidated Statements of Operations.

Senior Subordinated Notes. On June 15, 2004, the Company issued senior subordinated notes in the aggregate principal amount of $125.0 million with an annual interest rate of 8.375%. Interest is payable semi-annually on June 15 and December 15. The senior subordinated notes have no required principal payments prior to maturity on June 15, 2014. The notes constitute unsecured senior subordinated obligations of the Company. The Company can redeem the senior subordinated notes, in whole or in part, on or after June 15, 2009, at redemption prices which range from 100% to 104.188%, plus accrued and unpaid interest. In addition, at any time prior to June 15, 2007, the Company may redeem up to 35% of the original aggregate principal amount of the notes at a redemption price equal to 108.375% of their aggregate principal amount plus accrued interest with the net cash proceeds of certain public equity offerings. Each holder of the senior subordinated notes has the right to require the Company to repurchase the notes at a purchase price of 101% of the principal amount, plus accrued and unpaid interest thereon, upon the occurrence of certain events constituting a change of control of the Company.

The senior subordinated notes contain certain covenants limiting additional borrowings based on the ratio of consolidated cash flows to fixed charges and other restrictions limiting the acquisition, disposition, and securitization of assets. The senior subordinated notes permit dividends of up to $3.0 million per fiscal year and a computation for a restricted payments pool out of which additional dividends may be paid. The balance of the restricted payments pool is increased based on net income, cash proceeds from the issuance of stock and cash proceeds from the receipt of equity contributions and is reduced based on payment of dividends or other restricted payments. The Company may continue to pay dividends up to $3.0 million per year or to the extent there is a positive balance in the restricted payments pool in excess of the scheduled dividend. At June 30, 2004, the Company’s $3.0 million limit per year and the restricted payments pool were sufficient to cover expected dividends and, therefore, the Company was not impacted by the limitation of this covenant. The Company was in compliance with all covenants under the senior subordinated note indenture at June 30, 2004.

The net proceeds from the sale of the 8.375% senior subordinated notes in the aggregate principal amount of $125.0 million, together with borrowings under the senior bank credit facility, were used to fund the tender offer for all of the Company’s outstanding 9.75% senior subordinated notes in the aggregate principal amount of $125.0 million, which were otherwise scheduled to mature on June 1, 2009. The Company incurred expenses of $8.3 million associated with the refinancing of the notes consisting primarily of the tender premium and related costs of $6.8 million and the write-off of deferred loan costs related to the 9.75% senior subordinated notes of $2.0 million, offset by the benefit of certain items related to the termination of the related swap of $0.5 million as described in Hedging Arrangements, all of which were recorded as debt refinancing expenses on the Consolidated Statements of Operations.

Subordinated Promissory Notes. On May 3, 2004, the Company redeemed, in full at 100% of the principal amount thereof (plus accrued interest), the 11.5% subordinated promissory notes in the aggregate principal amount of $6.4 million, which were otherwise scheduled to mature on March 31, 2010. These notes were issued on April 1, 1999, in conjunction with the Mack acquisition and were subordinated in right of payment to the prior payment in full in cash of all of the Company’s senior and senior subordinated debt.

Other Disclosures. The fair value of debt as of June 30, 2004 and 2003 was $167.6 million and $151.9 million, respectively. Fair value for the Company’s senior subordinated notes was determined based on quoted market prices for the same or similar issues. The fair value of all other debt instruments was estimated to approximate their recorded value as their applicable interest rates approximate current market rates relative to the risk associated with the respective instrument.

Cadmus Communications Corporation and Subsidiaries

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

Maturities of long-term debt are as follows: fiscal years 2005 through 2007 - $0 million; 2008 - $42.8 million; 2009 - $0 million; thereafter - $124.8 million. As of June 30, 2004 and 2003, the Company had granted liens on and security interests in substantially all of the Company’s real, personal, and mixed property in connection with its senior bank credit facility.

Interest paid totaled $14.9 million, $14.7 million and $17.0 million for fiscal 2004, 2003, and 2002, respectively.

Hedging Arrangements. The Company has a strategy to optimize the ratio of the Company’s fixed-to-variable rate financing consistent with maintaining an acceptable level of exposure to the risk of interest rate fluctuations. To achieve this mix, the Company, from time to time, enters into interest rate swap agreements with various financial institutions to exchange fixed and variable rate interest payment obligations without the exchange of the underlying principal amounts (the “notional amounts”). These agreements are hedged against the Company’s long-term borrowings and have the effect of converting the Company’s long-term borrowings from variable rate to fixed rate, or fixed rate to variable rate, as required. The differential to be paid or received is accrued each period and is recognized as an adjustment to interest expense related to the debt. The related amount payable to or receivable from counterparties is included in other liabilities or assets. The Company’s strategy to effectively convert variable rate financing to fixed rate financing or fixed rate financing to variable rate financing through the use of these swap agreements resulted in a reduction of interest cost of $1.4 million, $1.3 million and $0.9 million in fiscal 2004, 2003 and 2002, respectively.

At June 30, 2004, the Company had three fixed-to-floating fair value interest rate swap agreements outstanding with a total notional amount of $40.0 million. These swaps were entered into to convert $40.0 million of the Company’s 8.375% senior subordinated notes due in 2014 to floating rate debt. The initial term of these swap agreements expires in 2014, and the counterparties have an option to terminate the agreements beginning in June 2009. Under the swap agreements, the Company receives interest payments at a fixed rate of 8.375% and pays interest at a variable rate that is based on six-month LIBOR plus a spread. The six month LIBOR rate is reset each December 15 and June 15. These swap agreements are an effective hedge.

At June 30, 2003 and 2002, the Company had one fixed-to-floating fair value interest rate swap agreement outstanding with a notional amount of $35.0 million. This swap was entered into to convert $35.0 million of the Company’s 9.75% senior subordinated notes due in 2009 to floating rate debt. Under this swap agreement, the Company received interest payments at a fixed rate of 9.75% and paid interest at a variable rate that was based on the six-month LIBOR plus a spread. The swap agreement was an effective hedge. This swap agreement was terminated in June 2004 at the time the Company’s 9.75% senior subordinated notes in the aggregate principal amount of $125.0 million were repaid, resulting in a benefit of $1.1 million which was recorded in debt refinancing expenses on the Consolidated Statements of Operations. In addition, in connection with repaying the 9.75% senior subordinated notes, the Company wrote-off prior deferred costs related to swap modifications of $0.9 million and the remaining unamortized gain from the termination of interest rate lock option agreements in 1999 of $0.3 million that was being amortized over the life of the 9.75% senior subordinated notes. Both of these items were also recorded in debt refinancing expenses on the Consolidated Statements of Operations.

The fair value of the Company’s interest rate swap agreements, based on a mark-to-market basis, was a $0.2 million liability and a $2.6 million asset at June 30, 2004 and June 30, 2003, respectively, which is recorded in the Consolidated Balance Sheets in other long term assets with an offset in long-term debt in accordance with SFAS No. 133, “Accounting for Derivative Instruments and Hedging Activities.”

The notional amounts and applicable rates of the Company’s interest rate swap agreements were as follows:

	Paid Floating, Received Fixed
(In thousands)	2004	2003	2002
Notional amount:
Beginning balance	$35,000	$35,000	$—
New contracts	40,000	—	35,000
Terminated contracts	(35,000)	—	—

Ending Balance	$40,000	$35,000	$35,000

	Weighted-Average Interest Rates for 2004
	Paid	Received
Type of swap:
Paid floating, received fixed	5.510%	9.713%

9. ASSET SECURITIZATION

On January 28, 2004, the Company terminated its accounts receivable securitization program concurrently with the refinancing of its senior bank credit facility (see Note 8), resulting in an increase in borrowing under the senior bank credit facility to repurchase receivables previously sold. Effective January 28, 2004, the accounts receivable are no longer sold to the wholly-owned, bankruptcy-remote subsidiary or to an unrelated third-party purchaser. Therefore, the amount of accounts receivable and borrowings under the senior bank credit facility on the Consolidated Balance Sheets increased during fiscal 2004. Previously, the Company used the accounts receivable securitization program to fund some of its working capital requirements.

Under the program prior to its termination, the Company entered into an agreement to sell, on a revolving and non-recourse basis, certain of its accounts receivable to a wholly-owned, bankruptcy-remote subsidiary, which entered into an agreement to sell without recourse, on a revolving basis, an undivided percentage ownership interest in a designated pool of accounts receivable to an unrelated third party purchaser. The purchase limit of the program was $45.0 million. These transactions were accounted for as a sale of accounts receivable. Under the terms of the program, billings within these portfolios provided new receivables that were added to the pool and collections reduced previously sold receivables. The Company settled the net change each month with the unrelated third party purchaser. At June 30, 2003, approximately $57.4 million of accounts receivable had been sold to the wholly-owned, bankruptcy-remote subsidiary and approximately $26.7 million of net accounts receivable had been sold by the Company’s wholly-owned, bankruptcy-remote subsidiary without recourse to an unrelated third party purchaser under the securitization program, and the sales were reflected in the Consolidated Balance Sheets as a reduction of accounts receivable with the proceeds used to repay a corresponding amount of borrowing under the Company’s senior bank credit facility. The Company had a subordinated interest in these accounts receivable of approximately $33.9 million recorded on the balance sheet as of June 30, 2003. In addition, the Company had a payable to the unrelated third party purchaser of approximately $3.2 million as of June 30, 2003. The retained interest in the accounts receivable sold was valued at the carrying amount of the retained accounts receivable net of applicable allowances for doubtful accounts, which approximated fair value.

The Company retained servicing responsibilities for all of the accounts receivable, including those sold to the unrelated third party purchaser. The Company did not receive fees for this service from the unrelated third party and had no servicing asset or liability recorded. The fees arising from the securitization transactions of $0.3 million and $0.6 million in fiscal 2004 and 2003, respectively, are reported as securitization costs in the Consolidated Statements of Operations. These fees varied, based on the level of receivables sold and commercial paper rates plus a margin, providing a lower effective rate than that available under the Company’s senior bank credit facility.

10. INCOME TAXES

Income tax expense for continuing operations, for the years ended June 30, 2004, 2003, and 2002 consisted of the following:

(In thousands)	2004	2003	2002
Current:
Federal	$4,500	$(713)	$2,884
State	453	(217)	342

Total current	4,953	(930)	3,226

Deferred:
Federal	(750)	2,593	1,563
State	(79)	747	102

Total deferred	(829)	3,340	1,665

Income tax expense	$4,124	$2,410	$4,891

The amount of income tax expense for continuing operations differs from the amount obtained by application of the statutory U.S. rates to income before income taxes for the reasons shown in the following table:

(In thousands)	2004	2003	2002
Computed at statutory U.S. rate	$3,664	$1,726	$3,360
State income taxes, net of Federal tax benefit	374	350	138
Goodwill amortization	—	—	1,459
Other	86	334	(66)

Income tax expense	$4,124	$2,410	$4,891

Cadmus Communications Corporation and Subsidiaries

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

Cash paid for income taxes totaled $4.8 million, $1.5 million, and $4.6 million, during fiscal 2004, 2003, and 2002, respectively.

The Company has state net operating loss carryforwards aggregating approximately $235 million, which expire during fiscal years 2005 to 2023.

The tax effects of the significant temporary differences that comprise the deferred tax assets and liabilities in the Consolidated Balance Sheets at June 30, 2004 and 2003 are as follows:

(In thousands)	2004	2003
Assets:
Allowance for doubtful accounts	$241	$229
Employee benefits	12,821	18,714
State net operating loss carryforwards	4,883	4,883
Accrued restructuring costs	—	898
Other	2,948	2,912

Gross deferred tax assets	20,893	27,636

Liabilities:
Goodwill	1,701	1,288
Property, plant, and equipment	16,888	18,229
Other	1,073	1,233

Gross deferred tax liabilities	19,662	20,750

Valuation allowance	777	1,570

Net asset	$454	$5,316

A valuation allowance of $0.8 million has been retained on the books for state net operating loss benefits that are not expected to be realized. The Company has reversed a part of the previously booked valuation allowance established on the deferred tax assets related to Virginia, Pennsylvania and North Carolina state net operating losses. It has been determined to be more likely than not that the Company will recognize income in future years for Virginia, Pennsylvania and North Carolina income tax purposes.

11. PENSION PLANS AND OTHER POST RETIREMENT BENEFIT PLANS

Pension Plans. The Company has certain defined benefit pension plans in effect that cover eligible associates, and participates in one multi-employer retirement plans that provides defined benefits to associates covered under two collective bargaining agreements. The Company also has in effect certain nonqualified, nonfunded supplemental pension plans for certain key executives. All such defined benefit plans provide benefit payments using formulas based on an associate’s compensation and length of service, or stated amounts for each year of service.

In fiscal 2003, the Company’s board of directors voted to freeze the Cadmus Pension Plan to mitigate the volatility in pension expense and required cash contributions expected in future years. The Company recorded a $0.7 million pension curtailment loss in fiscal 2003 related to these actions. The curtailment loss is included in restructuring and other charges in the Consolidated Statements of Operations. During fiscal 2004, equity markets began to recover, resulting in an increase in the fair value of the plan’s assets. The Company also made a cash contribution of $7.8 million to the plan in the first quarter of fiscal 2004. As a result of these events, the Company recorded a reduction of its minimum pension liability in fiscal 2004 in accordance with SFAS No. 87, “Employer’s Accounting for Pensions” totaling $19.5 million ($12.7 million net of taxes) upon completion of its annual pension valuations. The adjustment to the additional minimum pension liability was included in other accumulated comprehensive income as a direct increase to shareholders’ equity, net of related tax effects.

The Company makes contributions to its defined benefit plans sufficient to meet the minimum funding requirements of applicable laws and regulations. Contributions to the multi-employer plan are generally based on negotiated labor contracts. The Company records charges to earnings sufficient to meet the projected benefit obligation of its supplemental plans. The Company has acquired life insurance contracts ($19.2 million face amount at June 30, 2004 and $18.5 million face amount at June 30, 2003), the proceeds of which are intended to fund future operating expenditures, including benefits payable under the supplemental plans. The cash surrender value of these contracts, net of policy loans, was $3.3 million and $2.1 million at June 30, 2004 and 2003, respectively, and is included in other assets in the Consolidated Balance Sheets. The Company’s contributions to its defined benefit pension plans totaled $9.0 million, $5.6 million, and $2.1 million in fiscal 2004, 2003, and 2002, respectively. The Company does not anticipate having to contribute to its primary defined benefit pension plan in fiscal 2005, but does expect to contribute approximately $1.3 million to its other defined benefit pension plans in fiscal year 2005.

Assets of the plans consist primarily of equity, fixed income securities, interest-bearing deposits in money market funds and insurance contracts. The percentage of the fair value of total plan assets held as of the March 31 measurement date for fiscal years 2004 and 2003, respectively, was comprised of the following:

(In percents)	2004	2003
Equity securities	68%	67%
Fixed income securities	27	26
Cash and money market funds	2	2
Insurance contracts	3	5

Total composition of plan assets	100%	100%

The Company’s investment objective is to earn the assumed actuarial return over time and achieve performance, net of fees, that exceeds certain benchmarks over a full market cycle of three to five years. The following asset allocation parameters were in place as of the Company’s measurement date:

Operating Range	Type of Investment	Long-Term Optimal Range
37% - 43%	U. S. Equity Large/Mid Cap	40%
12% - 18%	U. S. Equity Small Cap	15%
12% - 18%	International Equity	15%
26% - 34%	Fixed Income	30%

The Company selects the expected long-term rate of return on assets in consultation with its investment advisors and actuary. This rate is intended to reflect the average rate of earnings expected to be earned on the funds invested or to be invested to provide plan benefits. Historical performance is reviewed, especially with respect to actual rates of return earned (net of inflation), for the major asset classes held or anticipated to be held by the trust, and for the trust itself. Undue weight is not given to recent experience, which may not continue over the measurement period, but rather with higher significance placed on current forecasts of future long-term economic conditions. Based on the most recent asset study and analysis performed by the Company’s investment advisors, the Company changed its expected long-term rate of return on assets to 8.1% for fiscal 2005.

The measurement of the Company’s plan assets and obligations required by SFAS 87 is based on a March 31 measurement date.

Expected future benefit payments to participants in all of the Company’s defined benefit pension plans consist of the following:

	Payments due by fiscal years
(In thousands)	2005	2006	2007	2008	2009	2010-2014
Benefit payments	$7,140	$7,159	$7,304	$7,410	$7,628	$40,425

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

Cadmus Communications Corporation and Subsidiaries

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

The following table summarizes the funded status of the plans and the amounts recognized in the Consolidated Balance Sheets, based upon actuarial valuations:

	Pension Benefits		Post Retirement Benefits
(In thousands)	2004	2003	2004	2003
Change in benefit obligation:
Benefit obligation at beginning of year	$141,601	$122,374	$4,298	$5,679
Service cost	356	4,342	4	9
Interest cost	8,354	8,935	244	347
Participant contributions	—	—	804	793
Plan amendments	—	—	—	(1,154)
Actuarial (gain) loss	(5,556)	27,959	(486)	(227)
Curtailments	—	(15,223)	—	—
Settlements	(374)	(285)	—	—
Benefit payments	(6,805)	(6,501)	(1,003)	(1,149)

Benefit obligation at end of year	$137,576	$141,601	$3,861	$4,298

Fair value of plan assets at beginning of year	$85,259	$92,442	$—	$—
Actual return on plan assets	19,844	(6,860)	—	—
Employer contribution	9,086	6,463	199	356
Participant contributions	—	—	804	793
Settlements	(374)	(285)	—	—
Benefit payments	(6,805)	(6,501)	(1,003)	(1,149)

Fair value of plan assets at end of year	$107,010	$85,259	$—	$—

Funded status	$(30,566)	$(56,342)	$(3,861)	$(4,298)
Unrecognized actuarial loss	20,155	40,078	728	1,581
Unrecognized transition (asset)	(661)	(742)	—	—
Unrecognized prior service cost	1,178	1,279	(99)	(802)
Contribution made between measurement date and fiscal year end	58	60	—	—

Net liability	$(9,836)	$(15,667)	$(3,232)	$(3,519)

Prepaid benefit cost	$1,507	$1,792	$—	$—
Accrued liability	(31,102)	(56,768)	(3,232)	(3,519)
Intangible asset	1,328	1,522	—	—
Accumulated other comprehensive loss	18,431	37,787	—	—

Net liability	$(9,836)	$(15,667)	$(3,232)	$(3,519)

Weighted average assumptions as of the March 31 measurement date were as follows:

	2004	2003	2002
Discount rate	6.00%	6.00%*	7.50%
Rate of increase in compensation	5.00%**	5.00%	5.00%
Long-term rate of return on plan assets	8.10%	8.90%	9.75%

*	The Cadmus Pension Plan used a measurement date of May 14, 2003, the date the board of directors voted to freeze the plan. Accordingly, the discount rate for that plan was 6.00%. The discount rate for all other pension plans was 6.50%, based on a March 31, 2003 measurement date.

**	The rate of increase in compensation for fiscal 2004 relates to the Company’s nonqualified supplemental pension plan.

The components of net periodic benefit cost for fiscal 2004, 2003 and 2002 for all plans were as follows:

	Pension Benefits			Post Retirement Benefits
(In thousands)	2004	2003	2002	2004	2003	2002
Service cost	$356	$4,342	$4,247	$4	$9	$6
Interest cost	8,354	8,935	8,396	244	347	267
Expected return on plan assets	(7,705)	(8,964)	(8,617)	—	—	—
Amortization of unrecognized transition obligation or asset	(81)	(81)	(102)	—	—	—
Prior service cost recognized	102	162	148	(704)	(643)	(582)
Recognized (gains) or losses	2,005	94	68	303	403	(9)
Amortization of unrecognized gain	78	—	—	—	—	—
Curtailment loss	—	669	—	—	—	—
Contributions to multiemployer plans	518	37	48	—	—	—

Net periodic benefit cost	$3,627	$5,194	$4,188	$(153)	$116	$(318)

The projected benefit obligation, accumulated benefit obligation, and fair value of plan assets for the pension plans with accumulated benefit obligations in excess of plan assets were $137.6 million, $136.7 million, and $107.0 million, respectively, as of June 30, 2004, and $140.1 million, $139.3 million, and $83.7 million, respectively, as of June 30, 2003.

Under the current provisions of the Company’s post retirement benefit plans, the Company’s contributions to the plan are at a fixed level. Therefore, health care cost trend rate estimates are not applicable to these plans.

In December of 2003, Congress passed the “Medicare Prescription Drug, Improvement and Modernization Act of 2003” (the “Act”) that reformed Medicare in such a way that the Company expects to receive subsidies for certain prescription drug benefits that are incurred on behalf of plan participants. In May 2004, the FASB released Staff Position 106-2, which provides guidance on the accounting for the effects of the Act for employers that sponsor post retirement health care plans that provide prescription drug benefits. The Company has not determined whether benefits provided by its plans are actuarially equivalent to Medicare Part D under the Act. Accordingly, the amounts recorded and disclosed in these financial statements do not reflect any amount associated with the expected subsidies.

Defined Contribution Plan. The thrift savings plan enables associates to save a portion of their earnings on a tax-deferred basis and also provides for matching contributions from the Company for a portion of the associates’ savings and fixed contributions for certain Mack union and all Cadmus non-union associates. The Company’s expense under this plan was $2.0 million, $2.0 million, and $1.5 million in fiscal 2004, 2003, and 2002, respectively.

12. SHAREHOLDERS’ EQUITY

In addition to its common stock, the Company’s authorized capital includes 1,000,000 shares of preferred stock ($1.00 par value), issuable in series, of which 100,000 shares are designated as Series A Preferred.

On February 13, 1999, the unexercised and outstanding rights issued under the Company’s 1989 shareholder rights plan expired. In February 1999, as part of a new shareholder rights plan, the Board of Directors declared a dividend distribution of one preferred share purchase right (a “Right”) for each outstanding share of common stock. The Rights become exercisable 10 days after a person or group announces that it has acquired 20% or more of the Company’s common stock or commences an exchange or tender offer for shares of the Company’s common stock (an “Acquiring Person”). Any time prior to the tenth day, the Board of Directors may redeem the Rights (in whole, but not in part) for $0.01 per Right (subject to anti-dilution adjustments) in cash or the equivalent in shares of common stock. At any time prior to the expiration of the redemption period, the Board may extend the period for redemption. The Rights are not exercisable as long as the Board retains the right to redeem them.

If the Board does not redeem the Rights, upon the expiration of the redemption period, each Right will entitle the holder to buy one unit (one one-thousandth of a share) of Series A Preferred Stock ($1.00 par value) at a purchase price of $80 per share (the “Purchase Price”), subject to anti-dilution adjustments. Once the Rights are exercisable, Rights held by an Acquiring Person, or affiliate or associate of an Acquiring Person, are null and void and cannot be exercised or exchanged by such person or group.

Once a person or group acquires 20% or more of the Company’s common stock, each Right will entitle the holder (other than an Acquiring Person), to acquire shares of Series A Preferred Stock (or at the option of the Company, common stock) at a 50% discount off the prevailing market price. Once a person or group acquires 20% or more of the Company’s common stock, if the Company is consolidated with, or merged with or into, another entity so that the Company does not survive or shares of the

Cadmus Communications Corporation and Subsidiaries

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

Company’s common stock are exchanged for shares of the other entity, or if 50% of the Company’s earnings power is sold, each Right will entitle the holder (other than an Acquiring Person) to purchase securities of the merging or purchasing entity at a 50% discount off the prevailing market price.

At any time, including after a party has become an Acquiring Person, the Company may, at its option, issue shares of common stock in exchange for all or some of the Rights (other than rights held by an Acquiring Person) at a rate of one share of common stock per Right, subject to anti-dilution adjustments. Unless earlier redeemed or exchanged, the Rights will expire on February 14, 2009.

13. INCENTIVE STOCK PLANS

Stock Options

Under the Company’s incentive stock plans, selected associates and non-employee directors were granted options to purchase its common stock at prices not less than the fair market value (or not less than 85% of the fair market value in the case of non-qualified stock options granted to associates) of the stock at the date the options were granted. All of the Company’s incentive stock option plans had expired on or before June 30, 2003. As a result, no further options can be granted under these plans.

Options issued in fiscal years 2003 and 2002 under the 1990 Long Term Incentive Stock Plan generally become exercisable over a period of 3 years with earlier vesting if the Company’s performance exceeds specific standards. Under the performance criteria, vesting for a year’s grants normally is accelerated if the Company’s cumulative total return reported in its annual proxy statement as of the end of any fiscal year beginning after the award date exceeds its peer group’s cumulative total return for the same period. Variations in the specifics of the vesting and performance dates occur in some grants depending on the circumstances and the time of year at which the grant is made. In fiscal 2004, the Company’s cumulative total return exceeded its peer group’s cumulative total return for the five years ended June 30, 2004. As a result, all options under this Plan vested as of July 1, 2004 (see Note 1).

Prior to fiscal 2004, the Company accounted for its stock option plans under the recognition and measurement provisions of APB Opinion No. 25 and related interpretations. The Company adopted the fair value recognition provisions of SFAS No. 123, “Accounting for Stock-Based Compensation” during the fourth quarter of fiscal 2004. The provisions of the statement were retroactively effective as of July 1, 2003. The Company selected the prospective method of adoption described in SFAS No. 148. This method requires recognition of compensation expense based on the fair value at the date of grant for awards issued after the date of adoption.

A summary of the Company’s stock option activity and related information for the fiscal years ended June 30, 2004, 2003, and 2002 follows:

	Number of Shares	Option Price Per Share	Weighted- Average Exercise Price
Outstanding at June 30, 2001	1,172,000	$7.54 to $26.88	$13.03
Exercised	(40,000)	9.00 to 9.50	9.30
Granted	252,000	7.43 to 12.56	10.94
Lapsed or canceled	(147,000)	8.25 to 26.88	11.62

Outstanding at June 30, 2002	1,237,000	7.43 to 26.88	12.89
Exercised	(5,000)	9.00 to 9.00	9.00
Granted	166,000	9.47 to 11.17	9.51
Lapsed or canceled	(192,000)	8.81 to 26.88	14.39

Outstanding at June 30, 2003	1,206,000	7.43 to 26.88	12.20
Exercised	(109,000)	7.73 to 14.25	10.22
Lapsed or canceled	(50,000)	8.81 to 26.88	13.43

Outstanding at June 30, 2004	1,047,000	$7.43 to $26.88	$12.35

Exercisable at June 30, 2002	537,000	$7.54 to $26.88	$15.90
Exercisable at June 30, 2003	518,000	$7.54 to $26.88	$15.23
Exercisable at June 30, 2004	527,000	$7.43 to $26.88	$14.64

As of June 30, 2004, 2003, and 2002, respectively, the weighted-average fair value of options issued under the Plans was $4.10, $4.85, and $5.37 per option. The weighted-average remaining contractual life of options outstanding at June 30, 2004 is 6 years. Options are generally exercisable under the plans for periods of 5-to-10 years from the date of grant. The following table provides additional detail of the options outstanding at June 30, 2004:

Range of Exercise Prices	Number of Options Outstanding	Weighted- Average Remaining Life (Years)	Weighted- Average Exercise Price	Currently Exercisable	Weighted- Average Exercise Price
$ 7.43 to $13.25	817,000	6.9	$10.26	297,000	$10.65
14.25 to 19.19	146,000	2.4	16.40	146,000	16.40
20.63 to 26.88	84,000	3.5	25.75	84,000	25.75

Restricted Stock

Under provisions of the Company’s 1990 Long Term Incentive Stock Plan, which expired on June 30, 2003 (the “Plan”), the Company could award restricted shares of its common stock to provide incentive compensation to certain key associates. As of June 30, 2004, 67,500 shares of restricted stock had been granted and were outstanding under the Plan. These shares carry voting and dividend rights; however, sale of the shares is restricted prior to vesting. The shares vest evenly over a three-year period from their grant date, subject generally to continued employment. The accrual for shares issued under the Plan is recorded at fair market value on the date of grant with a corresponding charge to stockholders’ equity representing the unearned portion of the award. The unearned portion is amortized as compensation expense on a straight-line basis over the related vesting period.

14. SEGMENT AND RELATED INFORMATION

The Company has organized its operations in two primary segments, Publisher Services and Specialty Packaging. The Publisher Services segment provides a full range of customized content processing, production and distribution services for the STM, educational and special interest magazine markets. The Company’s Specialty Packaging segment provides high quality package design, engineering, production and fulfillment services primarily to healthcare, consumer products, and telecommunications corporations.

Other sales, depreciation and amortization, operating income, total assets and capital expenditures presented in the following table relate to the Company’s Atlanta-based Creative Marketing division, which was divested in fiscal 2002.

The accounting policies for the segments are the same as those described in Note 1. The Company primarily evaluates the performance of its operating segments based on operating income excluding amortization of goodwill, gains/losses on sales of assets, and restructuring and other charges. Intergroup sales are not significant. The Company manages income taxes on a consolidated basis.

Summarized segment data for fiscal 2004, 2003, and 2002 is as follows:

(In thousands)	Publisher Services	Specialty Packaging	Other	Total
2004
Net sales	$380,243	$65,182	$—	$445,425
Depreciation and amortization	15,776	3,173	—	18,949
Operating income	38,846	4,299	—	43,145
Total assets	249,893	39,979	—	289,872
Capital expenditures	9,365	4,630	—	13,995

2003
Net sales	$388,490	$58,429	$—	$446,919
Depreciation and amortization	15,347	3,199	—	18,546
Operating income	41,877	1,709	—	43,586
Total assets	209,206	30,644	—	239,850
Capital expenditures	9,087	4,065	—	13,152

2002
Net sales	$395,372	$51,907	$—	$447,279
Depreciation and amortization	21,311	3,207	—	24,518
Operating income (loss)	39,955	1,648	(20)	41,583
Total assets	292,457	27,917	529	320,903
Capital expenditures	8,083	2,946	84	11,113

Cadmus Communications Corporation and Subsidiaries

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

A reconciliation of segment data to consolidated data for fiscal 2004, 2003, and 2002 is as follows:

(In thousands)	2004	2003	2002
Earnings from operations:
Reportable segment operating income	$43,145	$43,586	$41,583
Amortization of goodwill	—	—	(4,724)
Loss on sale of fixed assets	(24)	(468)	(474)
Unallocated shared services and other expenses, net	(8,816)	(10,443)	(9,008)
Restructuring and other charges	(410)	(12,015)	—
Interest expense	(14,192)	(14,602)	(16,093)
Debt refinancing expenses	(8,275)	—	—
Securitization costs	(296)	(634)	(1,110)
Other, net	(356)	(347)	(292)

Income from continuing operations before income taxes and cumulative effect of a change in accounting principle	$10,776	$5,077	$9,882

The difference between reportable segment amounts and consolidated total amounts for assets, depreciation and amortization, and capital expenditures are attributable to the Company’s shared services division. Assets attributable to the Company’s shared services division totaled $30.8 million, $65.1 million and $48.7 million for fiscal years 2004, 2003 and 2002, respectively. Depreciation and amortization expense attributable to the Company’s shared services division totaled $1.0 million, $0.8 million and $0.6 million for fiscal years 2004, 2003 and 2002, respectively. Capital expenditures attributable to the Company’s shared services division totaled $1.1 million, $2.5 million and $1.0 million for fiscal years 2004, 2003 and 2002, respectively.

15. RELATED PARTIES

The Company’s shareholders elected the former majority shareholder of Mack to the Board of Directors in 1999. As a result of the Company’s purchase of Mack in fiscal 1999, this director, directly or indirectly through owned companies, received as consideration an aggregate of approximately $11.2 million in cash, approximately 1.1 million shares of the Company’s common stock, $5.8 million in subordinated promissory notes of the Company (see Note 8) and approximately $52.9 million in bridge financing notes of the Company. The bridge financing notes of $52.9 million were paid in the fourth quarter of fiscal 1999. The Company paid in full the subordinated promissory notes and related accrued interest payable to this director in May, 2004. Interest paid on the subordinated promissory notes was $0.6 million and $0.7 million for fiscal 2004 and 2003, respectively.

In addition, this director is a majority shareholder of a company whose indirect subsidiary leases a manufacturing and distribution facility in Baltimore, Maryland to Cadmus’ Port City Press subsidiary, which is a part of Cadmus Professional Communications. The initial term of the lease agreement, entered into in August 1998, is 20 years, with options available to the tenant to extend the lease for four additional terms of five years each, with the rent increasing approximately 14.5% every fifth year. Annual rent expense for the Baltimore facility was approximately $1.1 for fiscal 2004 and $1.0 million for each of fiscal years 2003 and 2002, respectively.

Another director of the Company is the president, and a shareholder, of a law firm retained by Cadmus to perform legal services during fiscal years 2004, 2003 and 2002. Annual legal fees paid to this firm were less than $0.1 million for each of fiscal years 2004, 2003, and 2002, respectively. It is anticipated that the firm will continue to provide legal services to the Company during fiscal year 2005.

16. CONCENTRATIONS OF CREDIT RISK

Financial instruments that potentially subject the Company to concentrations of credit risk consist principally of trade receivables. The Company believes that concentrations of credit risk with respect to trade receivables are limited due to the large number of customers comprising its customer base and their dispersion across different businesses and geographic regions. Net sales, excluding shipping and handling fees, to the Company’s largest customer accounted for approximately 11% of net sales in fiscal years 2004 and 2003, and 9% of net sales in fiscal year 2002.

The Company conducts business based on periodic evaluations of its customers’ financial condition and generally does not require collateral. The Company does not believe a significant risk of loss from concentration of credit exists.

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

18. EVENT (UNAUDITED) SUBSEQUENT TO THE DATE OF THE REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

In early September 2004, the Company reached a tentative agreement with its property and business insurance carrier under which the insurance carrier agreed to pay Cadmus approximately $1.0 million related to the misconduct of a former employee at the Company’s Easton, PA facility. The settlement is the result of a two-year investigation into allegations that from approximately January 2000 through December 2002, the former employee defrauded the Company through the submission of false freight charges and the receipt of unauthorized payments from two freight vendors.

The Company anticipates recording the gain in its quarter ending September 30, 2004.

Cadmus Communications Corporation and Subsidiaries

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Shareholders and Board of Directors of

Cadmus Communications Corporation:

We have audited the accompanying consolidated balance sheets of Cadmus Communications Corporation and Subsidiaries as of June 30, 2004 and 2003, and the related consolidated statements of operations, shareholders’ equity, and cash flows for each of the three years in the period ended June 30, 2004. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of Cadmus Communications Corporation and Subsidiaries at June 30, 2004 and 2003, and the consolidated results of their operations and their cash flows for each of the three years in the period ended June 30, 2004, in conformity with U.S. generally accepted accounting principles.

As discussed in Note 1 to the consolidated financial statements, effective July 1, 2003, the Company adopted Statement of Financial Accounting Standards No. 123, Accounting for Stock-Based Compensation.

Richmond, Virginia

July 30, 2004